Form 20-F
period 2002-12-31
MULTICANAL SA
filed 2003-06-30
CIK 1041505

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from to Commission File Number: 333-07112

Multicanal S.A.

(Exact name of registrant as specified in its charter)

Multichannel S.A.	Argentina
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

Avalos 2057 (1431) Buenos Aires Argentina
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

9¼% Notes Due 2002, 10½% Notes Due 2007, Series C 10½% Notes due 2018 and Series E 13.125% Notes due 2009 (together, the “Notes”).

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  200,334,477 Class A common shares, par value one peso per share, and 166,486,560 Class B common shares, par value one peso per share.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   ☒       No   ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐      Item 18   ☒

TABLE OF CONTENTS

Forward Looking Statements

Item 1.	Identity of Directors, Senior Management and Advisors.

Item 2.	Offer Statistics and Expected Timetable

Item 3.	Key Information

Selected Financial Data

Exchange Rates

Risk Factors

Risks Relating to Argentina

Risks Relating to Multicanal

Risks Relating Specifically to Our Argentine Cable Television Business

Risks Relating to Our Subsidiaries and Foreign Operations

Risks Relating to the Cable Television Industry Generally

Item 4.	Information on the Company

History and Development of the Company

Business Overview

Business Strategy

Cable Networks

Acquisitions of Cable Networks

Programming and Other Services

Marketing and Customer Service

Competition

Regulatory Overview

Organizational Structure

Property, Plants, and Equipment

Capital Expenditures

Item 5.	Operating and Financial Review and Prospects

Overview

The Argentine Economy

Other Factors Affecting our Results and Financial Condition

Results of Operations

Years Ended December 31, 2002 and 2001

Years Ended December 31, 2001 and 2000

i

Income Taxes

U.S. GAAP Reconciliation

Liquidity and Capital Resources

Item 6.	Directors, Senior Management and Employees

Directors and Senior Management

Biographical Information

Compensation

Employees

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

Overview of Grupo Clarín

Related Party Transactions

Item 8.	Financial Information

Item 9.	The Offer and Listing

Nature of Trading Market

Item 10.	Additional Information

Bylaws

Enforceability of Civil Liabilities

Legal Proceedings

Material Contracts

Exchange Controls

Taxation

General

Argentine Tax Considerations

U.S. Tax Considerations

Documents on Display

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Item 12.	Description of Securities Other than Equity Securities

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

ii

Item 15.	Controls and Procedures

Item 17.	Financial Statements

Item 18.	Financial Statements

Item 19.	Financial Statements and Exhibits

iii

Forward Looking Statements

From time to time we make forward-looking statements in our periodic reports to the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others.  This Form 20-F contains forward-looking statements.  Examples of such forward-looking statements include:

•                  our expectations for operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure, the carrying value of certain assets or other financial items or ratios,

•                  statements of our plans, objectives or goals,

•                  statements about our future economic performance or that of Argentina or other countries in which we operate, and

•                  statements of assumptions underlying such statements.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.  These factors, some of which are discussed under “Risk Factors” beginning on page 9, include developments in legal proceedings, limitations on our access to sources of financing on competitive terms, economic and political conditions and governmental policies in Argentina or elsewhere, changes in capital markets that may affect the ability of Argentina or Argentine companies to obtain financing, inflation rates, foreign exchange rates volatility, exchange controls, regulatory developments, customer demand and competition.  We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties, which we cannot predict, may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.  We encourage readers to consult our periodic filings on Form 6-K with the United States Securities and Exchange Commission.

Item 1.    Identity of Directors, Senior Management and Advisors.

Not applicable.

Item 2.    Offer Statistics and Expected Timetable.

Not applicable.

Item 3.    Key Information.

Selected Financial Data

The following selected consolidated financial data has been derived from our consolidated financial statements as of the dates and for each of the periods indicated below.  This information should be read in conjunction with and is qualified in its entirety by reference to our consolidated financial statements and the discussion in “Operating and Financial Review and Prospects” included elsewhere in this annual report.  The selected consolidated financial data as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000 derive from our audited financial statements included elsewhere in this annual report, which have been audited by our independent accountants, Price Waterhouse & Co., a member firm of PricwaterhouseCoopers.  The selected consolidated financial data as of December 31, 2000, 1999 and 1998 and for the years ended December 31, 1999 and 1998 are derived from our audited consolidated financial statements that are not included herein.

Our consolidated financial statements as of and for the year ended December 31, 2002 have been prepared on the assumption that we will continue as a going concern. Our independent auditors have issued a report stating that we have suffered recurring losses from operations and have a net capital deficiency.  The report also states that we have been negatively impacted by the Argentine government’s adoption of various economic measures and by the devaluation of the peso, matters which raise substantial doubt as to our ability to continue as a going concern.  Our consolidated financial statements as of and for the year ended December 31, 2002 do not include any adjustments that might result from the outcome of this uncertainty.  See “Risk Factors - Risks Relating to Multicanal.”

Our financial statements are presented in pesos.  We prepare our financial statements in accordance with accounting principles generally accepted in Argentina (“Argentine GAAP”) which differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”).  Note 15 to our consolidated financial statements provides a description of the principal differences between Argentine GAAP and U.S. GAAP affecting our net loss and shareholders’ (deficit) equity and Note 16 provides a reconciliation to U.S. GAAP of net loss and shareholders’ (deficit) equity reported under Argentine GAAP.

The Company’s consolidated financial statements include the effects of inflation through August 31, 1995, utilizing the inflation restatement methodology established in Technical Resolution N°6 of the FACPCE. Effective September 1, 1995, as required by rules issued by the CNV, we discontinued the restatement methodology, maintaining the effects of inflation accounted for in prior periods.  The discontinuance of inflation accounting is in compliance with Argentine GAAP, provided that the annual variation in the general level WPI does not exceed 8% per annum.  Audited Consolidated Financial Statements for the years ended December 31, 2001, 2000 and 1999 are presented on a historical basis, except for non-monetary assets and their related consumption and shareholders’ equity accounts, which have been restated through August 31, 1995.  The effect of inflation on the financial statements that has been restated has not been reversed in the reconciliation to U.S. GAAP.   On August 22, 1995 the Argentine government issued Decree No. 316/95 eliminating the requirement that financial information at any date for any period after August 31, 1995 be restated for inflation.  On July 7, 2002 the Argentine government published Decree No. 269/02, which repealed Decree No. 216/95 and reestablished the restatement of financial information to account for inflation for periods beginning on or after January 1, 2002.

Since the beginning of 2002, Argentina has experienced a high rate of inflation with the WPI increase through December 31, 2002 estimated at 118%.  As the change in the WPI since January 1, 2002 has exceeded 8%, financial statements prepared in accordance with Argentine GAAP were required to be adjusted for inflation since that date.  Accordingly, our Audited Consolidated Financial Statements are adjusted for inflation and restated in constant Argentine pesos as of December 31, 2002.  In addition, for comparative purposes, we have also restated in constant Argentine pesos as of December 31, 2002 all other financial statements included elsewhere in this Form 20-F and all other financial data included throughout this Form 20-F.  Such translation should not be construed as a representation that the peso amounts represent, or have been or could be converted into, U.S. dollars (at that or any other rate).

The exchange rate between the dollar and the peso as of December 31, 2001 was U.S.$1.00 = Ps.1.00.  However, as a result of the elimination of the fixed exchange rate and the devaluation of the peso, the exchange rate between the peso and the dollar initially increased and has subsequently decreased substantially.  As of December 31, 2002, the exchange rate between the dollar and the peso was U.S.$1.00 = Ps.3.37, and as of June 24, 2003 the exchange rate was U.S.$1.00 = Ps.2.77.  The U.S. dollar convenience translation provided in the tables below is based on the exchange rate between the U.S. dollar and the peso as of December 31, 2002.

Acquisitions of cable companies during the periods for which the selected data are presented below affect the comparability of the data from one period to another, as do differences in the classification by acquired companies of revenues and expenses, although these differences in classification are not material for the audited financial statements taken as a whole.

Unless otherwise specified, references herein to “U.S. dollars”, “dollars”, “US$” or “$” are to United States dollars and references to “pesos” or “Ps” are to Argentine pesos.

At or for the year ended December 31,
2002	2002	2001	2000	1999	1998(1)
(In thousands of USD (15)	(In thousands of pesos except operating data, margins and ratios)
US$	Ps.	Ps.	Ps.	Ps.	Ps.
Amounts in accordance with Argentine GAAP Statement of Operations Data:
Net revenues(2)	170,543	574,728	1,015,473	1,040,170	1,034,904	1,115,790
Direct operating expenses	(92,039)	(310,170)	(498,531)	(492,303)	(459,319)	(511,155)
Selling, general, administrative and marketing expenses	(36,389)	(122,631)	(194,559)	(221,259)	(229,715)	(252,844)
Depreciation and amortization	(91,055)	(306,855)	(332,188)	(334,944)	(306,125)	(295,041)
Operating (loss) income	(48,940)	(164,927)	(9,805)	(8,337)	39,745	56,751
Financial income (expenses) and holding gains, net(3)	(139,901)	(471,466)	(222,452)	(244,305)	(220,250)	(165,273)
Other non-operating income (expenses), net	(91,840)	(309,500)	(356,225)	(34,286)	(95,582)	(49,133)
Gain (loss) on sales of investees	8	25	322,515	—	(852)	-
Loss before taxes and minority interest and equity in the gains (losses) of affiliated companies	(280,673)	(945,868)	(265,967)	(286,928)	(275,234)	(157,656)

Income taxes and/or tax on minimum notional income	(1,463)	(4,932)	(11,328)	(21,654)	(38,042)	(23,680)
Minority interest	(2,372)	(7,992)	(2,979)	(2,478)	(6,623)	(4,522)

Equity in the gains (losses) of affiliated companies	6,033	20,332	(3,770)	(8,417)	(2,415)	(13,121)
Net loss	(278,475)	(938,461)	(284,044)	(319,477)	(324,018)	(198,979)
Balance Sheet Data (at year end):
Current assets	53,991	181,949	370,614	244,393	331,190	293,451
Property and equipment, (net)	184,007	620,104	797,751	949,843	1,066,288	1,126,821
Goodwill and intangible assets	356,537	1,201,530	1,621,772	2,064,143	2,196,746	2,336,460

Other non-current assets(4)	10,795	36,378	51,065	51,966	59,253	61,248
Total assets	605,330	2,039,962	2,841,202	3,310,345	3,653,477	3,817,979
Short-term debt(5)	602,280	2,029,684	1,672,533	624,387	574,537	500,744
Long-term debt(6)	1,057	3,563	458	1,261,861	1,346,338	1,252,735
Total financial debt	603,337	2,033,247	1,672,991	1,886,248	1,920,875	1,753,479
Other liabilities	56,077	188,978	416,027	391,918	380,230	393,066
Total liabilities	659,414	2,222,225	2,089,018	2,278,166	2,301,105	2,146,545
Minority interest	9,389	31,640	27,627	25,964	26,680	21,723
Shareholders’ (deficit) equity	(63,473)	(213,903)	724,557	1,006,216	1,325,692	1,649,711
Cash Flow Data:
Cash provided by (used in) operations	55,607	187,394	43,472	50,301	73,950	134,982
Acquisition of cable systems and subscribers and decrease (increase) in goodwill and intangible assets	(339)	(1,142)	313,214	(7,355)	(13,364)	(36,881)
Purchases of property and equipment net of proceeds from sales	(3,338)	(11,248)	(46,220)	(85,371)	(151,046)	(209,397)

Cash provided by (used in) financing activities	(75,886)	(255,735)	(205,362)	(37,821)	165,729	113,894
Other Financial Information
Weighted average number of shares (in thousands)	366,821	366,821	366,821	365,953	365,953	365,953
Net loss per share	(20.76)	(2.56)	(0.77)	(0.87)	(0.89)	(.54)
Adjusted EBITDA under Indentures(7)	42,115	141,928	322,382	326,607	345,870	351,792
Adjusted EBITDA under Indentures margin(8)	24.7%	24.7%	31.7%	31.4%	33.4%	31.5%
Ratio of Adjusted EBITDA under Indentures-to-interest expense	0.6	x	0.6	x	1.6	x	1.6	x	1.8	x	2.2	x
Ratio of financial debt-to-Adjusted EBITDA under Indentures(9)	14.3	x	14.3	x	5.2	x	5.8	x	5.6	x	5.0	x
Amount in Accordance with U.S. GAAP:
Total Assets	575,129	1,938,183	1,868,255	3,258,039	3,668,863	3,807,436
Net assets(10)	(182,397)	(614,678)	(553,552)	974,591	1,360,134	1,655,125
Revenues	182,071	613,578	1,062,784	1,135,527	1,144,969	1,268,415
Operating (loss) income	(105,886)	(356,835)	(301,542)	(12,141)	30,220	50,172
Financial income (expenses) and holding gains net (3)	39,925	104,216	(1,231,716)	(244,834)	(216,909)	(172,290)
Net loss	(15,668)	(52,801)	(1,544,901)	(385,401)	(296,927)	(211,011)
Shareholders’ (deficit) equity	(188,775)	(636,173)	(575,063)	951,445	1,336,020	1,634,120
Net loss per share	(0.04)	(0.14)	(4.21)	(1.05)	(0.81)	(0.58)
Adjusted EBITDA under Indentures(7)	43,590	146,897	323,310	327,111	345,767	352,693
Adjusted EBITDA under Indentures margin(8)	25.6%	25.6%	31.8%	31.4%	33.4%	31.6%

Ratio of Adjusted EBITDA under Indentures-to-interest expense	0.6	x	0.6	x	1.7	x	1.6	x	1.8	x	2.1	x

Ratio of financial debt-to-Adjusted EBITDA under Indentures(9)	16.0	x	16.0	x	9.3	x	5.8	x	5.6	x	5.0	x
Selected Argentine Operating Data:
Total households(11)	5,092,900	5,092,900	5,092,900	5,092,900	5,092,900	5,092,900
Multicanal homes passed(12)(13)	4,436,200	4,436,200	4,522,700	4,364,400	4,074,900	3,881,000
Multicanal homes passed/Total households	87.1%	87.1%	88.8%	85.7%	80%	76.2%
Total cable subscribers(11)	1,808,600	1,808,600	2,131,300	2,202,400	2,223,500	2,291,600
Multicanal subscribers(11)	826,200	826,200	1,148,900	1,220,000	1,241,100	1,309,200
Multicanal penetration(13)(14)	18.6%	18.6%	25.4%	28.0%	30.5%	33.7%

Multicanal market share(14)	45.7%	45.7%	53.9%	55.4%	55.8%	57.1%

(1)                    The results of operations for the year ended December 31, 1998 include proportional consolidation of the results of our operations in Bahía Blanca Systems and in Santa Fe Systems for the six-month period ended June 30, 1998.  The VCC Group was proportionally consolidated for the seven-month period from November 30, 1997 to June 30, 1998 in the audited financial statements.  As of July 1, 1998, the subscribers, assets and liabilities of the VCC Group, the Bahía Blanca Systems and the Santa Fe Systems were divided between Multicanal and Cablevisión S.A. and we integrated such subscribers, assets and liabilities into our operations.  Consequently, consolidation in proportion to the equity holding in Fintelco S.A. was discontinued and the results of operations of Fintelco S.A., which continued operating with its remaining assets and liabilities for the five-month period ended November 30, 1998 (related to immaterial operations), have been valued by the equity method of accounting. See Item 4.  Acquisitions of Cable Networks.

(2)                    Net revenues represent gross sales net of charges for the allowance for doubtful accounts and direct sales taxes.

(3)                    Financial expenses and holding gains, net, comprises financial charges, including interest income, interest expense and commissions, exchange differences, taxes on interest, taxes on debits and credits to bank current accounts, and savings generated by open market repurchases of the Notes. The audited financial statements until December 31, 2001, do not include the effects of price-level restatement after August 31, 1995, as inflation accounting was no longer permitted from September 1, 1995.  The audited financial statements as of December 31, 2002 include results on exposure to inflation and exchange rate differences.

(4)                    Includes investments in affiliated companies and investments carried at cost.

(5)                    Includes (i) bank loans, overdrafts, debt with related parties and current portion of acquisition related debt, and (ii) the principal amount of all our other financial debt, which following failure to pay on maturity our 9¼% Notes due 2002 has been classified in its entirety as short-term debt, although to date the holders thereof have not, to the Company’s knowledge, elected to accelerate such debt.  At December 31, 2001, such debt was denominated in U.S. dollars, while at December 31, 2002 a total amount of U.S.$582.7 million was denominated in U.S. dollars.

(6)                    Includes long-term acquisition related debt.  At December 31, 2002, a total amount of US$1.0 million of our long-term debt was denominated in dollars.

(7)                    Under indentures governing our outstanding U.S. dollar-denominated indebtedness, “EBITDA” is defined as the sum of (i) operating income (loss) and (ii) depreciation and amortization.   For purposes of this Form 20-F, we refer to this measure of EBITDA as “Adjusted EBITDA under Indentures”. Adjusted EBITDA under Indentures is presented because it is included as a covenant in indentures governing our outstanding U.S. dollar-denominated obligations.  We believe that Adjusted EBITDA under Indentures, while providing useful information, should not be considered in isolation or as a substitute for net income or loss, as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. Adjusted EBITDA under Indentures also does not represent funds available for dividends, reinvestment or other discretionary uses. Because EBITDA measures are not determined in accordance with U.S. GAAP, other companies may compute EBITDA in a different manner. Therefore, EBITDA as reported by other companies may not be comparable to Adjusted EBITDA under Indentures as reported by us.

Adjusted EBITDA under Indentures is a “non-GAAP financial measure”, as this term is defined under the Securities Act of 1933, as amended.  As a result, we have reconciled Adjusted EBITDA under Indentures to cash flows from operating activities, the Argentine GAAP financial measure which we believe to be most comparable to Adjusted EBITDA under Indentures:

	For the year ended December 31,
	2002	2001	2000	1999	1998
Adjusted EBITDA under Indentures	141,928	322,382	326,607	345,870	351,792

Income taxes and/or tax on minimum notional income	(4,932)	(11,328)	(21,654)	(38,042)	(23,680)

Non-operating (expenses) income moving funds	12,763	(21,522)	(19,875)	(23,243)	(45,031)

Financial expenses and holding results using funds	129,011	(231,270)	(244,305)	(220,250)	(165,273)

Changes in assets and liabilities	(91,487)	(14,791)	9,528	9,614	17,175

Dividends received	111	—	—	—	—

Cash provided by operations	187,394	43,472	50,301	73,950	134,982

(8)                    Adjusted EBITDA under Indentures divided by net revenues.

(9)                    Ratio of financial debt to Adjusted EBITDA under Indentures is the sum of short-term and long-term bank borrowings and short-term and long-term acquisition related debt divided by Adjusted EBITDA under Indentures.

(10)              Net assets represents assets less liabilities determined in accordance with U.S. GAAP.

(11)              Includes only Argentine regions where Multicanal offers service.

(12)              Homes passed by Multicanal’s cable networks.

(13)              Includes only Argentine regions where Multicanal offers service. Multicanal subscribers as a percentage of Multicanal homes passed.

(14)              Includes only Argentine regions where Multicanal offers service. Multicanal subscribers as a percentage of total cable subscribers.

(15)              Argentine peso amounts have been translated into U.S. dollars at the rate of Ps.3.37=U.S.$1.00, the exchange rate on December 31, 2002.  Such translation should not be construed as a representation that the peso amounts represent, or have been or could be converted into, U.S. dollars (at the or any other rate).

Exchange Rates

From April 1, 1991 until the beginning of 2002, the Convertibility Law was applicable in Argentina.  The convertibility Law established a fixed exchange rate under which the Central Bank was obliged to sell U.S. dollars at a fixed rate of one peso per U.S. dollar.  Under the Convertibility Law, all foreign exchange controls were eliminated and no restrictions were placed on capital flows.

On December 1, 2001, the government placed severe restrictions on the withdrawal of bank deposits and introduced exchange controls subjecting transfers of foreign currency abroad to Central Bank approval.  The reintroduction of foreign exchange controls had a significant impact on the foreign exchange market, and the peso began to trade at less than parity with the U.S. dollar, despite the fact that the Convertibility Law remained in effect.  Many of these controls were subsequently lifted.  See “Item 10—Exchange Controls.”

On January 6, 2002, Congress enacted the Public Emergency Law putting an end to the regime of the Convertibility Law thus abandoning over ten years of the U.S. dollar-peso parity and eliminating the requirement that the Central Bank’s reserves in gold and foreign currency be at all times equivalent to not less than 100% of the monetary base.  The Public Emergency Law granted the Executive Branch the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market.  On January 6, 2002, the Executive Branch established a temporary dual exchange rate system.  One exchange rate, applicable to exports and essential imports was set at a rate of Ps.1.40 per U.S. dollar.  The other, which was applicable to all other transactions, was a floating rate to be freely determined by the market.  On February 3, 2002 the Executive Branch repealed the dual exchange system and since February 11, 2002, there has been only one freely floating exchange rate for all transactions.  See “Risk Factors-Risks Related to Argentina—Exchange Rate Risks.”

On January 11, 2002, the Central Bank ended a banking holiday imposed on December 21, 2001.  The exchange rate began to float freely for the first time in 11 years at Ps.1.40 per U.S. dollar.  The shortage of U.S. dollars and its heightened demand caused the peso to devalue significantly.  As a result, the Central Bank intervened on several occasions by selling U.S. dollars in order to lower the exchange rate.  On February 3, 2002, another banking holiday was imposed and no exchange operations were resumed until February 11, 2002, following the repeal of the temporary dual exchange system established January 2002.  Heightened demand for scarce U.S. dollars, caused by uncertainty and by the lack of any other investment alternatives within the corralito, led the peso to trade well below the Ps.1.40 per U.S. dollar exchange rate used by the Argentine government in the official market.  During June 2002, the peso lost significant ground, trading as low as Ps.3.90 per U.S.$1.00.  On June 24, 2003, the U.S. dollar-peso exchange rate was approximately Ps.2.77 per U.S. dollar.

The following table sets forth the annual high, low, average and period-end exchange rates for U.S. dollars for the period indicated, expressed in nominal pesos per U.S. dollar.  The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

	Exchange Rate of Pesos per U.S.$1.00
	Low	High	Average(1)	Period-end
Year Ended December 31
1998-2001(2)	1.00	1.00	1.00	1.00
2002(2)	1.40	3.90	3.11	3.37

Month Ended
January 31, 2003	3.10	3.35	3.26	3.21
February 28, 2003	3.11	3.21	3.16	3.19
March 31, 2003	2.88	3.21	3.06	2.98
April 30, 2003	2.82	2.96	2.89	2.82
May 31, 2003	2.76	2.94	2.84	2.85
June 24, 2003(3)	2.77	2.85	2.81	2.77

Source:  Banco de la Nación Argentina

(1)           Represents the daily average exchange rate during each of the relevant periods.

(2)                                  Our assets and liabilities denominated in foreign currency as of December 31, 2002 were valued at the exchange rate of Ps.1.00 to each U.S. dollar, as required by Resolution MD No. 01/02 of the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (CPCECABA-Professional Council in Economic Sciences of Buenos Aires Autonomous City), by BCRA Communication “A” 3439 and “A” 3574, by CNV Resolution No. 392 and IGJ Resolution No. 2/02.

(3)                                  Represents the daily average exchange rate during the period ending June 24, 2003.

Risk Factors

You should carefully consider the risks described below, in addition to the other information contained in this Form 20-F.  We also may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may impair our business.  In general, you take more risk when you invest in the securities of issuers in emerging markets such as Argentina than when you invest in the securities of issuers in the United States and certain other markets.

Risks Relating to Argentina

Overview

We are an Argentine sociedad anónima (a corporation with limited liability) and substantially all of our facilities and approximately 87% of our subscribers are presently located in Argentina.  Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing from time to time in Argentina.

Argentine government actions concerning the economy, including with respect to inflation, interest rates, price controls, foreign exchange controls and taxes, have had and could continue to have a material adverse effect on private sector entities, including us.  We cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not impair our business, financial condition, or results of operations.

Recent economic and political instability has paralyzed commercial and financial activities

In the fourth quarter of 1998, the Argentine economy entered into a recession that caused the gross domestic product to decrease by 3.4% in 1999.  Following his election in October 1999, President Fernando de la Rúa was confronted with the challenges of dealing with Argentina’s enduring economic recession and obtaining political consensus on critical issues related to the economy, public sector spending, legal reforms and social programs.  The de la Rúa administration failed to address adequately the growing public sector deficit, both at the federal and at the provincial level.  Gross domestic product contracted by 0.8% in 2000 and by 4.4% in 2001.  As the recession caused tax revenues to drop, the public sector relied increasingly on financing from local and, to a lesser extent, foreign banks, effectively foreclosing private sector companies from bank financing.  As the public sector’s creditworthiness deteriorated, interest rates reached record highs, bringing the economy to a virtual standstill.  The lack of confidence in the country’s economic future and its ability to sustain the peso’s parity with the U.S. dollar led to massive withdrawals of deposits and capital flight.

On December 1, 2001, the Argentine government effectively froze bank deposits and introduced exchange controls restricting capital outflows.  The measures were perceived as further paralyzing the economy for the benefit of the banking sector and caused a sharp rise in social discontent, ultimately triggering public protests, outbreaks of violence and the looting of stores throughout Argentina.  On December 20, 2001, after declaring a state of emergency and suspending civil liberties, President Fernando de la Rúa tendered his resignation to Congress, which was accepted in the midst of an escalating political, social and economic crisis.

The absence of a Vice-President required that the presidency be assumed temporarily by Mr. Ramón Puerta, the president of the Senate and a member of the opposition Peronist party.  In a joint meeting of the Senate and the Chamber of Deputies on December 22, 2001, Congress called for new presidential elections on March 3, 2002 and appointed Mr. Adolfo Rodríguez Saá, governor of the province of San Luis and also a member of the opposition Peronist party, president of Argentina through the elections.  However, on December 30, 2001, with middle-class protesters threatening further demonstrations and being unable to retain the support of the Peronist party, President Rodríguez Saá resigned.

On January 1, 2002 at a joint session of Congress, Eduardo Duhalde, a Peronist senator who had lost the presidential election to Mr. de la Rúa in 1999, was appointed by Congress to complete the remaining term of former President de la Rúa until December 2003.

During his term, President Duhalde and his government undertook a number of far-reaching initiatives including:

•                  ratifying the suspension of payment of certain of Argentina’s sovereign debt declared by interim President Rodríguez Saá;

•                  amending the Convertibility Law, with the resulting devaluation and volatility of the peso;

•                  converting certain U.S. dollar-denominated debts into peso-denominated debts at a one-to-one exchange rate and U.S. dollar-denominated bank deposits into peso-denominated bank deposits at an exchange rate of Ps.1.4 per U.S.$1.00;

•                  restructuring bank deposits and maintaining restrictions on bank withdrawals;

•                  enacting an amendment to the Central Bank’s charter to (i) allow it to print currency in excess of the amount of the foreign reserves it holds, (ii) make short-term advances to the federal government and (iii) provide financial assistance to financial institutions with liquidity constraints or solvency problems;

•                  imposing restrictions on transfers of funds abroad subject to certain exceptions, and payments on financial transactions approved by the Argentine Central Bank on a case-by-case basis, many of which restrictions have subsequently been lifted; and

•                  requiring the deposit into the banking system of foreign currency earned from exports, subject to certain exceptions.

Presidential elections took place on April 27, 2003 resulting in a run-off election scheduled for May 18, 2003 between candidates Carlos Menem and Néstor Kirchner. On May 14, Mr. Menem announced his withdrawal from the run-off, leaving Mr. Kirchner as the sole candidate.  Mr. Kirchner took office on May 25, 2003.  There is uncertainty as to the nature and scope of the measures to be adopted by Mr. Kirchner’s government to address many of the country’s unresolved economic and financial problems, including the renegotiation of its external debt.

The rapid and radical nature of the recent changes in the Argentine social, political, economic and legal environment, and the absence of a clear political consensus in favor of the policies implemented by the Duhalde administration or any particular set of economic policies, created an atmosphere of great uncertainty and lack of confidence of the population in the banking system.  As a result, commercial and financial activities were virtually paralyzed during 2002, further aggravating the economic recession which precipitated the current crisis.  Moreover, due to the depth of the social and political crisis that affected the country in 2002, Argentina continues to face risks including (i) civil unrest, rioting, looting, nation-wide protests, widespread social unrest and strikes, (ii) expropriation, nationalization and forced renegotiation or modification of existing contracts, and (iii) changes in taxation policies, including royalty and tax increases and retroactive tax claims.

Exchange rate risks

We realize substantially all of our earnings in Argentina through sales denominated in pesos and most of our financial liabilities, are denominated in U.S. dollars.

On January 6, 2002, Congress enacted Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), eliminating the requirement that the U.S. dollar/peso exchange rate remain fixed at 1 to 1.  Since February 11, 2002, the peso has floated freely and devalued sharply to Ps.3.90 per U.S.$1 on June 25, 2002.  During the last quarter of 2002, the peso/U.S. dollar exchange rate remained stable and the peso strengthened as exporters remitted significant amounts of export proceeds to the Central Bank in compliance with current regulations.  As of June 24, 2003, the peso/U.S. dollar exchange rate was Ps.2.77 per U.S.$1.00, as quoted by Banco de la Nación Argentina.  See “Exchange Rates”.

The devaluation of the peso has adversely affected the U.S. dollar value of our earnings and thus impaired our financial condition.  As of December 31, 2002, our total consolidated bank and financial debt amounted to U.S.$583.7 million (including accrued interest and seller debt) and Ps.66.0 million (including accrued interest).  Any depreciation of the peso against the U.S. dollar will correspondingly increase the amount of our debt in pesos, with further adverse effects on our results of operation and financial condition.  Given the continuing economic crisis in Argentina and the economic and political uncertainties, it is impossible to predict whether, and to what extent, the value of the peso may further depreciate against the dollar.  Moreover, we cannot predict whether the Argentine government will further modify its monetary policy, and if so, what impact these changes will have on our financial condition and results of operations.

The Argentine government is facing severe fiscal problems as a result of the devaluation of the peso.  Peso-denominated tax revenues constitute the primary source of its earnings, but most of its financial liabilities are U.S. dollar-denominated.  Therefore, the government’s ability to honor its foreign debt obligations has been materially and adversely affected by the devaluation of the peso.  The adoption of austere fiscal measures which would be required to repay the Argentine government’s debt and to balance its budget after the devaluation will likely lead to further social unrest and political instability.

The stability of the Argentine financial system is at risk

Although deposits in the Argentine banking system had grown in 1999 and 2000, in 2001, especially in the fourth quarter, a very significant amount of deposits were withdrawn from financial institutions as a result of increasing political instability and uncertainty.  This run on deposits had a material adverse effect on the Argentine financial system as a whole.  Since the fourth quarter of 2001, banks have focused on collection activities to be able to pay their depositors.  The magnitude of deposit withdrawals, the general unavailability of external or local credit, together with the restructuring of the public-sector debt with local holders (a substantial portion of which was placed with banks) created a liquidity crisis which undermined the ability of Argentine banks to pay their depositors.

To prevent a run on the U.S. dollar reserves of local banks, on December 1, 2001, the government of President de la Rúa restricted the amount of money that account holders could withdraw from banks and introduced exchange controls restricting capital outflows.  Although these restrictions known as “corralito” are no longer in place, subsequently, President Duhalde imposed new restrictions known as “corralón” and released a schedule stating how and when deposits would become available.

On February 3, 2002, the Argentine government issued Emergency Decree No. 214, which required conversion of all debts to financial institutions into pesos at a rate of Ps.1.00 per U.S.$1.00.  After a six-month grace period, debts were adjusted pursuant to an index based on consumer price variations in the preceding month.  This decree also provided for: (i) the conversion of all foreign-denominated deposits into peso-denominated deposits at an exchange rate of Ps.1.40 per U.S.$1.00 and (ii) the issuance by the government of bonds intended to compensate banks for the losses incurred as a result of the “asymmetric” conversion of loans and deposits into pesos.  The different exchange rates applied to the conversion of foreign currency denominated deposits and loans had a material and adverse effect on the financial system.

The corralito and certain other measures have, to a significant extent, shielded banks from a further massive withdrawal of deposits, but they have also led to the paralysis of virtually all commercial and financial activities, diminished spending and greatly increased social unrest.  As a result, there has been widespread public repudiation of, and protests directed against, financial institutions, which has had a material adverse effect on the Argentine financial system.

On June 1, 2002, the Argentine government enacted Decree No. 905/2002, which gave owners of rescheduled foreign and peso-denominated bank deposits the option, during a period of 30 banking business days starting on June 1, 2002, to receive certain bonds issued by the Argentine government in lieu of payment of such deposits.  These bonds were applied to the payment of certain loans under certain conditions.  Deposits not exchanged for bonds were considered securities that, under the conditions established by the CNV, were applied to the subscription of notes and to the cancellation of certain loans.  On September 17, 2002, Decree No. 1836/02 established another exchange option.  Depositors, however, showed little interest in the first or second stages of the voluntary exchange of deposits for bonds. The Argentine government has continued to indicate that it is committed to providing depositors the option to exchange their money for bonds, rather than forcing them to do so through an obligatory exchange.

In a decision dated March 5, 2003, the Supreme Court of Argentina struck down the mandatory conversion of U.S. dollar deposits held by the Province of San Luis with Banco Nación pursuant to Emergency Decree No.214/02 on constitutional grounds.  Under Argentine law, the Supreme Court rulings are limited to the particular facts and defendant in the case; however, lower courts tend to follow the precedents set by the Supreme Court.  There are also numerous other cases in the Argentine judicial system challenging the constitutionality of the pesification pursuant to the Public Emergency Law.  The Supreme Court’s rulings create uncertainty as to the implications for the banking system as a whole, including the need for the Argentine government to provide additional financial assistance to the banks in the for of U.S. dollar-denominated bonds.  This, in turn, could add to the country’s outstanding debt and is viewed with concern by holders of Argentina’s outstanding bonds.

Through Decree No. 739/03 dated March 28, 2003 the Argentine government made a further attempt to eliminate the corralón by giving depositors the option to be reimbursed pursuant to a schedule for their deposits in pesos, at a Ps.1.40 per U.S.$1.00 exchange rate adjusted pursuant to CER, plus accrued interest, and to receive a 10-year U.S. dollar denominated bond to be issued by the Argentine government to cover the difference between the amount in pesos to be received by the depositors and the fact amount of the original deposit made in U.S. dollars at the exchange rate applicable on April 1, 2003.

The financial system needs to be restructured for the economy to be able to grow.  Certain foreign controlled banks have closed down operations and, generally, foreign shareholders have not made additional capital contributions.  Given the loss of confidence of depositors in the financial system, the elimination of the corralón would likely result in an attempt by such depositors to withdraw all of their deposits and convert such pesos into U.S. dollars.  If amounts so withdrawn flow to the foreign exchange market, the recent increase in the level of bank deposits would most likely be quickly reversed, causing a sharp increase in the exchange rate and inflation.  Moreover, due to the liquidity problems of Argentine banks, such attempt would likely result in the collapse of the financial system and could exacerbate the depreciation of the peso.  In the event that the Central Bank provides financial assistance to financial institutions in order to avoid such collapse, liberated funds would likely flow into the foreign exchange market.  As of the date of this Form 20-F, there are numerous cases pending before the Argentine Supreme Court challenging the constitutionality of several of the measures adopted by the government to protect the financial system.  Even though the Argentine Supreme Court has yet to render a final judgment, it has indicated that it is considering the possibility of imposing a re-dollarization of previously pesified bank deposits.  A judgment to this effect would have a material adverse effect on the Argentine financial system.

The banking system’s collapse, or the collapse of one or more of the largest banks in the system, would have a material and adverse effect on the prospects for economic recovery and political stability and most likely, a material adverse affect on us.

Inflation may continue to escalate and further undermine economic recovery

On January 24, 2002 the Argentine government amended the Central Bank’s charter to allow the monetary authority to print currency (without having to maintain a fixed and direct ratio with the foreign currency and gold reserves), to make advances to the federal government to cover its anticipated budget deficit, and to provide financial assistance to financial institutions with liquidity problems.  There is considerable concern that, if the Central Bank prints currency to finance public-sector spending or financial institutions in distress, significant inflation will result.  Past history raises serious doubts as to the ability of the Argentine government to maintain a strict monetary policy and control inflation.  In the past, inflation materially undermined the Argentine economy and the government’s ability to create conditions that would permit growth.

Furthermore, the devaluation of the peso has created pressures on the domestic price system that generated inflation in 2002, after several years of price stability, and, in recent years, price deflation.  Through December 31, 2002, the WPI and the consumer price index exhibited cumulative increases of 118% and 41%, respectively.  If the value of the peso cannot be stabilized by positive expectations for Argentina’s economic future, as well as by strict fiscal and monetary policies, an increase in inflation rates can be expected.  Very high inflation and hyperinflation episodes cannot be ruled out.  High inflation would likely deepen Argentina’s current economic recession.

The devaluation of the peso and accompanying economic policy measures implemented by the Argentine government were intended primarily to remedy the effects of unemployment and to stimulate economic growth.  To date, it is not apparent that the objectives pursued have been achieved.  The success of such measures, however, is conditional upon the ability of the Argentine government to elicit confidence among the local and international financial and business communities.  Without such confidence, inflation rates are likely to increase significantly, investment is likely to retract and economic activity to contract further, unemployment could increase beyond current levels, tax revenue could drop and the fiscal deficit could widen.

Argentina’s insolvency and default on its public debt has deepened the current financial crisis

On December 23, 2001, interim President Rodríguez Saá declared the suspension of payments on most of Argentina’s sovereign debt, which totaled approximately U.S.$121.8 billion as of December 31, 2002.  President Duhalde ratified this measure on January 2, 2002.

As a result of its growing fiscal deficit, Argentina’s ability in the short term to stimulate economic growth, appease social unrest and repay its debt is likely to depend on external financial assistance.  In December 2000, Argentina obtained a conditional U.S.$39.7 billion assistance package from the IMF, other multilaterals, foreign governments, local banks and institutional investors.  The IMF conditioned the availability of a significant portion of the package on the ability of the Argentine government to reduce its fiscal deficit and implement a sustainable economic program.  Argentina failed to meet the IMF’s conditions in March 2001 and failed to comply with a new fiscal deficit target for the fourth quarter of 2001.  Such failure triggered the suspension, on December 5, 2001, of further IMF disbursements.  The IMF’s decision deepened the economic and political crisis.  In January 2002, President Duhalde resumed talks with the IMF, and, although the IMF agreed to refinance certain debts owed by the Argentine government, the IMF has announced that it will not provide new funds to Argentina.  Widespread political protests and social disturbances are continuing regularly, and to date the IMF and other multilateral and official sector lenders have indicated an unwillingness to provide any significant amount of financial aid until a sustainable economic program has been presented.  The IMF, through repeated pronouncements, indicated that such program should include improving methods of tax collection, forcefully reforming the tax revenue-sharing method between the federal government and the provinces, and restructuring the foreign indebtedness on which Argentina has defaulted.

The Argentine government’s insolvency and inability to obtain financing can be expected to significantly affect its ability to implement any reforms.  This will further undermine the private sector’s ability to restore economic growth, and may result in a deeper recession, higher inflation and unemployment and greater social unrest.  As a result, our business, financial condition and results of operations will likely be materially and adversely affected.

Exchange controls may prevent us from servicing our external debt obligations

The Argentine foreign exchange market was subject to exchange controls until December 1989, when a freely floating exchange rate was established for all foreign currency transactions.  From 1989 to December 3, 2001, there were no foreign exchange controls preventing or restricting the conversion of pesos into U.S. dollars or the transfer of U.S. dollars abroad.  From December 3, 2001 until January 2, 2003, the transfer of foreign currency, except for certain transactions, was subject to prior authorization by the Central Bank, including for the payment by Argentine debtors of principal on financial indebtedness and for the distribution of dividends.  Effective January 2, 2003, the Central Bank’s prior authorization for the transfer of funds abroad in order to make payments of principal and/or interest was no longer required provided that certain conditions were met, as set out in Communication “A” 3843 dated December 26, 2002, as amended by Communication “A” 3866 dated January 16, 2003.

Moreover, according to the provisions of Communication “A” 3859, dated January 7, 2003, Argentine companies may freely transfer corporate profits and dividends corresponding to audited financial statements of local companies without prior Central Bank approval, and transfers of funds abroad in order to pay reinsurance premiums will be subject only to the issuance of a statement from the Superintendencia de Seguros de la Nación, or the Argentine Superintendency of Insurance Board (the regulatory authority on insurance matters) with respect to the reason and amount to be transferred.

On May 6, 2003, the Argentine Central Bank passed Communication “A” 3944 repealing the prior consent requirement from Central Bank in order to make payments of principal or interest on financing debt obligations.  Although there are currently no restrictions to transfer funds in payment of principal or interest out of Argentina for any existing debt, Communication “A” 3944 requires that, if applicable, the paying debtor should comply with Central Bank Communication “A” 3602, which provides for the disclosure of certain information regarding existing debt.  Notwithstanding the foregoing, Communication “C” 35731 dated May 8, 2003 establishes certain conditions that must be met so as to be exempt from the Central Bank’s prior authorization.

The Central Bank has also issued Communication “A” 3845, dated December 26, 2002, as amended by Communication “A” 3944, which states that Argentine individuals and companies are authorized to buy up to U.S.$500,000 per month for the purposes of, among other things, (i) real estate investments outside of Argentina; (ii) loans granted to persons not domiciled in Argentina; (iii) direct investments outside of Argentina of persons domiciled in Argentina; (iv) portfolio investments outside of Argentina; and (v) payments outside of Argentina of corporate dividends and profits.

In the absence of exchange controls, due to the scarcity of U.S. dollars, we may find it difficult to convert large amounts of pesos into U.S. dollars to make principal or interest payments on our U.S. dollar-denominated debts.

A new bill may limit our creditors’ ability to acquire equity interests in us in the event of a “concurso” to restructure our outstanding U.S. dollar-denominated indebtedness

On June 18, 2003 the Congress passed a bill (Law No. 25.750) regarding the protection of, among others, assets related with Argentine culture, requiring that corporations in media-related businesses be owned by Argentine persons (either natural persons or legal or corporate entities) and establishing a maximum potential foreign ownership of such companies at 30% of the outstanding capital stock representing 30% of the voting rights.

According to the new bill as approved by Congress on June 18, 2003, “cramdown” provisions set forth in Section 48 of Title II, Chapter II of Law 24,522 of Argentina, as amended (the “Bankruptcy Law”), which could result in the transfer of up to 100% of the equity to the creditors if a concurso did not result in the approval of a reorganization plan proposed by the debtor, are not applicable to media-related companies provided they are owned by Argentine persons. Furthermore, if a media-related company in a concurso proceeding does not reach agreement with its creditors, participations of foreign companies in the capital stock of such media-related company in excess of the 30% ownership cap are only allowed if the media-related company requests the authorization of the Executive Branch to exceed such limit and the Executive Branch previously authorizes such an acquisition.  Unless vetoed by the Executive Branch, this new bill will become law on July 3, 2003.

Because the Argentine standards for disclosure and accounting differ from those of the United States and certain other countries, information about us may not be as detailed or comprehensive as that of non-Argentine issuers, including that of United States companies.

Publicly available information about the issuers of securities listed on the Buenos Aires Stock Exchange provides less detail in certain respects than the information that is regularly published by or about listed companies in the United States and certain other countries. In addition, regulations governing the Argentine securities market are not as extensive as those in effect in the United States and other major world markets.  While we are subject to the periodic reporting requirements of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), the periodic disclosure required by foreign issuers under the Exchange Act is more limited than the periodic reporting disclosure required by listed United States issuers. Furthermore, there is a lower level of regulation of the Argentine securities markets and of the investors in such markets as compared with the securities markets in the United States and certain other developed countries. We prepare our financial statements in accordance with Argentine GAAP which differs in certain respects from US GAAP.

Risks Relating to Multicanal

Auditor’s doubt as to our ability to operate as a going concern

The consolidated financial statements as of December 31, 2002 have been prepared on the assumption that we will continue to operate as a going concern.  However, as a result of the continued deterioration of the Argentine economy and the devaluation of the peso, as further described in these “Risk Factors,” we cannot assure that we will be able to obtain the necessary financial resources to repay or refinance our debt and that the restrictions imposed by the Central Bank on the transfer of funds abroad will not prevent us from paying principal and interest on our U.S. dollar denominated debt as it comes due.  Accordingly, we cannot assure you that these conditions will not have a material adverse effect on our financial condition or results of operations or that we will be able to continue to operate as a going concern.

On March 10, 2003, our independent accountants issued a report stating that we have suffered recurring losses from operations and have a net capital deficiency.  The report also states that we have been negatively impacted by the Argentine government’s adoption of various economic measures and by the devaluation of the peso, matters which raise substantial doubt as to our ability to continue to operate as a going concern.  Investors in our securities should review the attached report of our Independent Auditors carefully.  The consolidated financial statements do not include any adjustments to reflect the possible negative effect that the current uncertain situation may have on us.

At December 31, 2002, we recognized net loss in the amount of Ps.938.5 million in accordance with Argentine GAAP and a shortfall in consolidated working capital amounting to Ps.1,994.0 million.  As indicated in Note 13 to the Audited Consolidated Financial Statements, the Company falls under the provisions of paragraph 5 of section 94 of the Ley de Sociedades Comerciales (the “Corporations Law”), which establishes the dissolution of corporations.  By means of Decree No. 1269/02 dated July 17, 2002, the Argentine government suspended enforcement of this provision until December 10, 2003.  We cannot assure you that in the future, paragraph 5 of section 94 of the Corporations Law or any other pertinent law or regulation will not force us to dissolve.

Recent changes to Argentine GAAP

Effective for fiscal years beginning on January 1, 2003, the CNV adopted new accounting standards for the preparation of financial statements. The principal differences from the prior standards which are relevant to our financial information are the following: (1) the use of the deferred tax method for the recognition of income taxes, and (2) the method to determine the recoverability of long-lived assets, according to which an entity estimates the undiscounted future cash flow to determine whether an impairment loss should be recognized, and if so, conducts a second comparison with the discounted future cash flow. Consequently, the Argentine accounting standards applicable to the preparation of financial information to be reported in future periods will differ from the standards used in the preparation of financial information included in this Form 20-F, and this may effect comparability from period to period.

Recent losses and default

As a result of Argentina’s severe economic recession and the restrictions affecting our ability to refinance our debts, we have dedicated all of our cash flow from operations and any other source of liquidity available to us to fund our operations.  We have defaulted on payments on all our outstanding U.S. dollar-denominated indebtedness and all principal payments and a substantial portion of our interest payments on our local Argentine bank debt (affected by the mandatory conversion into pesos at the exchange rate of one peso per dollar pursuant to Decree No. 214/02 decreed by the Government) since February 2002.

Our ability to make payments on our foreign currency-denominated indebtedness was further curtailed by the exchange controls introduced on December 1, 2001, many of which were subsequently lifted.  See “Item 10—Exchange Controls.”  All of our outstanding U.S. dollar-denominated indebtedness is in default and our creditors could accelerate the maturity thereof.  We do not have the ability to meet our obligations as currently scheduled without additional financial assistance, which we do not expect to receive.

We cannot assure you that our proposed Restructuring (as defined herein), as described in “Item 13 – Defaults, Dividend Arrearages and Delinquencies”, will be successful, or that we will be able to resume payments on our outstanding U.S. dollar-denominated indebtedness.

If the Restructuring fails or the restructuring agreement (acuerdo preventivo extrajudicial, or “APE”) is not granted Court Approval we will likely file for concurso or face quiebra.

We have not made principal or interest payments on our outstanding U.S. dollar-denominated indebtedness since February 1, 2002, except for interest payments on certain of our local Argentine bank debt affected by the mandatory pesification decreed by the Argentine government in January 2002.  As of December 31, 2002, our total consolidated bank and financial debt amounted to U.S.$583.7 million

(including accrued interest and seller debt) and Ps.66.0 million (including accrued interest).  As of the date hereof, we have been informed that creditors holding claims totaling approximately U.S.$2,532,259 have filed at least 34 involuntary bankruptcy (“quiebra”) petitions against us.  Of these 34 quiebra petitions, we have been served process on 32.  Unless a majority of the holders of our Existing Debt representing 66.7% of our Existing Debt outstanding as of the Effective Date participate in the Restructuring, we will continue to be unable to pay interest or principal on our Existing Debt.  In that case, we will most likely either initiate voluntary bankruptcy proceedings (“concurso”) or face liquidation in a quiebra, in each case under the Bankruptcy Law.

During the pendency of any insolvency proceeding, our ability to operate or manage our business, to retain employees and to continue to pay for programming and equipment needed to conduct our operations may be materially adversely affected.  Our assets are currently insufficient to repay our creditors.  We believe that the ability of our creditors to recover their claims will diminish substantially if the Restructuring fails and they are forced to participate in a concurso or quiebra proceeding.

In a concurso proceeding, we have been advised by our Argentine counsel that the holders of Existing Debt should expect the following:

•                  Our financial obligations will be accelerated.

•                  The claims of all our existing creditors, including trade creditors who are not holders of Existing Debt, will be considered by the Bankruptcy Court.  Holders of Existing Debt therefore may not be able to control the process, and their interests may be given less weight by the court when considered in comparison with the interests of all creditors as a whole.

•                  The claims of holders of Existing Debt will be restructured.  We cannot predict the terms of the restructured debt, but we believe that they will be less favorable than the combined terms being offered in the Restructuring.

•                  For purposes of calculating the required majority, restructured claims will be denominated in pesos to calculate outstanding debt and determine the relative position of each creditor at the exchange rate as of the date the bankruptcy trustee’s filing of its report discussing each of the claims filed for proof of claim.

•                  Holders of Existing Debt may have to wait for an extended period before the concurso proceedings are completed, and during such period we could lose significant value.

•                  The accrual of interest will be suspended.

•                  Unsecured creditors will not be able to foreclose.

•                  Holders of Existing Debt will lose any rights of set-off against us that they had prior to the concurso.

•                  U.S. dollar claims may be mandatorily converted into pesos at the exchange rate as of the date of the concurso filing.  Emergency Decree No. 214/2002, which provided for the mandatory conversion into pesos of certain dollar-denominated debt based on the governing law of the underlying contract, remains subject to challenge on constitutionality grounds.  A Bankruptcy Court may ultimately resolve the issue in favor of converting into pesos all outstanding dollar-denominated claims, regardless of governing law, including your claims under your Existing Debt.

•                  If the concurso fails, holders of Existing Debt will be left with a claim in a quiebra.

•                  We will continue managing our business, subject to control and supervision of the syndic and a committee of creditors.  In addition, certain transactions will be subject to court approval.

In a quiebra proceeding, we have been advised that holders of Existing Debt should expect the following:

•                  The claims of all our existing creditors, including trade creditors who are not holders of Existing Debt, will be considered by the Bankruptcy Court.  Holders of Existing Debt therefore may not be able to control the process, and their interests may be given less weight by the court when considered in comparison with the interests of all creditors as a whole.

•                  All of our financial obligations will be accelerated.

•                  Holders of Existing Debt will lose any rights of set-off against us that they had prior to the quiebra.

•                  Holders of Existing Debt will have to wait for a long period of time before the quiebra proceedings are completed, and during such period we could lose significant value.

•                  Our management will be removed and will be replaced by a syndic who will proceed to liquidate our assets.

•                  The court shall order our liquidation, and the proceeds of such liquidation will be applied to debt owed to senior and secured creditors first and the balance of such proceeds, if any, to debt owed to unsecured creditors, on a pro rata basis.

•                  Foreign-currency denominated claims will be mandatorily converted into Pesos at the exchange rate of the date on which the quiebra is declared.

The deterioration of the Argentine economy has made it increasingly difficult to obtain financing

Argentine companies that rely primarily on local revenues, including the Company, have had limited access to the capital markets over the last few years.  Our limited financing alternatives disappeared completely after December 2001 when the Argentine government defaulted on most of its foreign debt obligations.  Furthermore, the Argentine government has imposed transfer restrictions on payments of foreign financial obligations, creating additional obstacles to obtaining foreign sources of financing.  The prospects of Argentine companies, including the Company, accessing the financial markets in the near or medium-term are negative.

Our ability to operate our business will be constrained by restrictions and limitations imposed by our debt agreements

As of December 31, 2002, debt agreements governing most of our notes contain certain operating and financial restrictions and covenants which may adversely affect our ability to finance our future operations or capital needs or to engage in business activities.  These covenants limit, and in some cases prohibit, our ability and the ability of our subsidiaries to:

•                  borrow additional funds;

•                  make leveraged acquisitions or minority investments;

•                  engage in transactions with our stockholders and affiliates;

•                  in the case of subsidiaries, sell or issue capital stock;

•                  sell assets;

•                  engage in other lines of business;

•                  incur liens; or

•                  engage in some mergers.

Risks Relating Specifically to Our Argentine Cable Television Business

We face substantial and increasing competition in the Argentine pay television industry

The pay television business in Argentina is very competitive, as cable operators are not given exclusive territorial broadcast licenses.  We face competition from other cable television operators that have built networks in the areas we operate, providers of other television services, including direct broadcasting, direct-to-home satellite (“DTH”) and multi-channel multi-point distribution system (“MMDS”) services and licensed suppliers of basic telephone services.  We expect this competition to increase in the future due to a number of factors, including the development of new technologies.  In addition, free broadcasting services are currently available to the Argentine population from four privately-owned television networks and their local affiliates and one state-owned national public television network.

The consolidation of the cable television industry increases the level of competition that we face, and will reinforce the need to undertake frequent investments to remain competitive. We are currently keeping annual capital expenditures to the minimum level necessary to continue providing the current level of services to our customers.  Furthermore, our competitiveness will depend on our ability to attract and retain customers through vigorous consumer service policies and by providing new programming services on an exclusive basis for an initial period of time. In light of the foregoing factors, we cannot assure you that we will be able to undertake the investments necessary to remain competitive, or that we will be able to retain customers through consumer service policies or new programming services.

A loss of customers to competitors or because of the current macro-economic situation has a direct material and adverse effect on our results of operation.

Our revenues may be adversely affected by subscriber termination

Our revenues depend heavily on our ability to retain customers by limiting our churn rates (churn means subscriber termination).  We determine our churn rate by calculating the total number of disconnected cable television customers over a given period as a percentage of the initial number of cable television customers for the same period.  Our annual gross churn rate averaged 32.4% in the year ended December 31, 2001, and 43.8% in the year ended December 31, 2002.  To reduce our churn rate and to address associated risks, such as the difficulty in collecting receivables, we pursue a vigorous customer service and retention policy.  Approximately 352,000 subscribers left our cable systems during 2002, negating internal net growth that had occurred through December 31, 2001. The current macro-economic crisis severely affects our subscribers’ purchasing power and has led to and may continue to lead to increased loss of subscribers.

We may not be able to provide additional premium services

We have targeted the enhanced revenue opportunities associated with premium service and have been working with other cable operators and cable programming providers to create additional premium tiers by adding new premium channels.  We cannot assure you that this type of tiering will be accomplished, since creating additional premium tiers requires industry-wide cooperation and agreement.  Additionally, premium subscriptions have decreased during 2002 at a higher rate than the basic service.  During 2002 we lost 96,400 premium subscribers.

We may not be able to renew programming contracts

We purchase basic and premium programming from more than 20 program suppliers.  Several programming suppliers have agreed to provide us volume discount pricing structures because of our growth and market share.  Due to the current macro-economic situation of Argentina, growing inflation beginning in January 2002, and higher gross churn rates, the terms of our programming contracts, which in the past generally ranged from 24 to 36 months and were typically based on a flat fee, are now being renewed for an average period of six months with varying fees.  Most of these contracts are subject to negotiated renewal in the event that the Argentine peso is devalued below a certain level against the U.S. dollar.  As a consequence of the changes imposed by the Public Emergency Law, many of the contracts have been renegotiated.  On April 25, 2002, we resumed transmission of Cable News Network (“CNN”), which had been temporarily suspended while the programming contract was renegotiated in light of the recent macro-economic situation in Argentina.  We and the programming supplier, Turner Broadcasting Systems (“TBS”), reached an agreement that is subject to amendment or termination in the event that devaluation or the cumulative official inflation rate increases by a certain percentage.  Accordingly, we cannot assure you that we will be able to continue providing TBS content such as CNN if the macro-economic situation in Argentina worsens significantly.  We cannot assure you that we will be able to negotiate renewals of our programming contracts under the current volatile macro-economic situation, due to the fact that many of our suppliers have U.S. dollar-based costs and are reluctant to accept contracts denominated in pesos.  We also cannot assure you that we will be able to obtain volume discounts in the future.

We depend on third parties for the development of and access to new technologies and we cannot predict the effect of technological changes on our business

The cable television industry is subject to rapid and significant changes in technology and the related introduction of new products and services.  We do not have significant intellectual property rights with respect to the technologies we use, and we depend on third parties for the development of and access to new technologies.  We believe that in the foreseeable future, technological changes will not affect the continued

use of coaxial, fiber optic or other currently available technologies and that we will be able to obtain access to appropriate technologies on a timely basis.  However, we cannot predict the effect of unforeseen technological changes on our business.  The cost of implementing emerging technologies or expanding capacity could be significant and our ability to fund such implementation may be dependent on our ability to obtain additional financing.

We may not be able to build and upgrade our networks in accordance with our anticipated schedule or to comply with regulatory requirements

While in past years we have upgraded a significant part of our networks to maintain the highest technological standards throughout our cable systems and to expand programming alternatives and services, we are currently keeping annual capital expenditures to the minimum level necessary to continue providing the current level of services to our customers. The deployment of the fiber to service area (“FSA”) network architecture throughout our systems will enable us to introduce new services and expand the services we provide to include pay-per-view programming utilizing addressable technology and access to the Internet through high-speed cable modems.  We cannot assure you that we will be able to obtain the financing necessary to fully deploy FSA.  If we cannot satisfactorily complete the deployment of FSA network architecture, or do so in a timely manner, we could lose current and potential customers to competitors and our revenues will be adversely affected.  Furthermore, we may not be able to make investments needed to comply with existing and future regulatory requirements such as municipal rules regarding the use of air space.  Our failure to make those investments may result in fines and further adversely affect our financial condition.

Risks Relating to Our Subsidiaries and Foreign Operations

Our ability to meet our financial obligations is in part dependent upon the cash flow and earnings of our subsidiaries

We conduct our cable television business directly and through subsidiaries.  Our ability to meet our financial obligations is in part dependent upon the cash flow and earnings of our subsidiaries and in some cases the distribution of such earnings to us in the form of dividends, loans or other advances, payment or reimbursement for management fees and expenses, and repayment of loans or other advances from us.  The payment of dividends or the making of loans or advances by our subsidiaries to us may be subject to statutory, regulatory or contractual restrictions.  Moreover, we may not have voting control over certain entities in which we have ownership interests and such entities will have no obligation, contingent or otherwise, to make any funds available to us, whether by dividends, advances, loans or other payments.

Our foreign operations expose us to economic, social, and political instability in foreign countries

We have operations in Uruguay and Paraguay.  The construction and operation of systems in these markets involve regulatory and governmental requirements that may be different from those in Argentina.  Economic, social, and political instability in foreign countries could have a material adverse effect on our revenues and profitability.  We may also be adversely affected by foreign governmental regulations, fluctuations in foreign currency rates, confiscatory taxation, and difficulties in managing international operations.

Our results of operations and financial condition may be adversely affected by movements in exchange rates

We have primarily revenues in local currency and a significant portion of our costs are U.S. dollar-denominated.  As a result, movements in the exchange rate of the U.S. dollar against the respective local currencies in countries where we have operations can have a significant impact on our revenue, results and financial condition.  A rise in the value of the U.S. dollar relative to local currencies will increase our programming costs, thereby adversely affecting the margins of our foreign operations.

We face substantial competition in foreign markets

We face substantial competition in foreign markets.  In Uruguay, for example, we own Telemás S.A., a company that provides programming and management to UHF, an over-the-air broadcast frequency, systems and to another seven cable operators in Uruguay.  In the City of Montevideo, the UHF system served by Telemás offers eight channels and competes with other cable systems offering more than 30 channels.  We cannot assure you that the UHF system will be able to compete with the cable systems successfully in the future.  We also cannot assure you that we will be successful in obtaining required licenses and expanding our multi-channel television operations into other countries or that we can operate profitably in those countries.

Risks Relating to the Cable Television Industry Generally

Our ability to operate effectively depends on obtaining regulatory approvals

The installation and operation of cable television service in Argentina is governed by the Broadcasting Law and related regulations.  The cable television industry is principally regulated and supervised by Comfer but also falls under the jurisdiction of the Comisión Nacional de Comunicaciones (the National Communications Commission or “CNC”), for matters related to installation of cable services and compliance with technical regulations.  The Secretaría de Prensa y Difusión (the Department of Press and Transmission, which we refer to as the “Secretaría de Prensa”) supervises Comfer and reports directly to the Executive Branch.  It also supervises the general enforcement of the Broadcasting Law and the regulatory framework for the industry.

Cable television companies in Argentina are required to obtain a non-exclusive broadcasting license from Comfer in order to carry and distribute programming over their cable networks.  Comfer licenses have an initial 15-year term.  At the end of this term, the licensee may apply for a one time ten-year extension.  Comfer must approve any license extension.  To do so, Comfer determines whether the licensee complies with the terms and conditions set forth in the Broadcasting Law.

We have applied for an extension of the initial term of some licenses.  Although some of these extensions were not timely filed, we nevertheless expect to be granted these extensions.  We plan to timely file for the extension of the rest of the licenses 30 months prior to their expiration, in accordance with the Broadcasting Law.  We can give no assurance that we will receive any of these extensions.  In addition, the Broadcasting Law provides only for a one time ten-year extension and does not provide for subsequent renewals when such term expires.  As a result, once the additional ten-year expiration term elapses we may be forced to apply for new licenses, and we cannot assure you that such licenses will be granted.  At December 31, 2002 the weighted average remaining life of our licenses was 10.55 years, based on the number of subscribers and the assumption that a ten-year extension will be granted in all cases.  The weighted average remaining life of our licenses based on the number of subscribers assuming that no ten-year extensions will be granted was 0.55 years at December 31, 2002.  In the event that Comfer denies us an extension of a license in a specific area, we must cease operations in such area, seek to acquire a company that has a valid broadcasting license for the area or apply for a new license in our own name.  We cannot assure you that there will be a cable company with a valid license operating in such area, that we will be able to acquire such a cable company, or that if we apply for a new license in our name, that such licenses will be granted.

Please note that due to an injunction imposed by a federal judge investigating Comfer’s practices, including with respect to the granting of cable television licenses in recent years, Comfer is currently prevented from issuing resolutions authorizing the transfer of shares of certain licensees, including us; we cannot tell you if or when that Comfer will be allowed to issue these resolutions.

Section 45 of the Broadcasting Law requires Comfer approval for any transfer of shares in a licensee company.  In the event that a stockholder or partner of a licensee company is another company according to

Section 45 of the Broadcasting Law, Comfer has the authority to review that company’s stockholders and determine whether they comply with the requirements set forth in such Section 45.  Comfer has authorized the Grupo Clarín shareholders as our shareholders and of several licensed companies that were merged into us.  However, Comfer has not yet authorized Arte Gráfico Editorial Argentino S.A. (AGEA), Grupo Clarín S.A. and Multicanal Holding LLC, each a corporation controlled by the Grupo Clarín shareholders, as our shareholders.  We have given notice but not yet obtained the required approvals from Comfer in connection with some of our acquisitions of shares in companies which hold licenses and the transfer of licenses to us by certain of the subsidiaries merged into us.

Failure to obtain Comfer’s approval of the transfer of an ownership interest in a licensed company may result in the unwinding of the transfer.  Violation of Comfer regulations regarding the transfer in an ownership interest in a licensed company can result in the imposition of fines, the suspension of advertising or the revocation of the license of the licensee that violated Comfer regulations.

Additionally, Comfer must approve any elimination of “headends”, the collection of hardware that processes and combines signals for distribution within a cable network. We are awaiting approvals for several headend eliminations resulting from the acquisition and division of the VCC Group.  Although we expect to receive all of the required approvals, it is not certain that Comfer or any successor agency will grant all of the approvals.

We may not be in compliance with local ordinances

We were required to bring our cable systems fully into compliance with municipal regulations relating to the installation of cables in several areas of the City of Buenos Aires Region by late 2002, and were required to do so in the City of Mar del Plata by November 2001.  We are not in compliance with the City of Buenos Aires and the City of Mar del Plata regulations as of the date of this Form 20-F.  We have filed with both the City of Buenos Aires and the City of Mar del Plata a request for an extension of the terms granted.  However, we cannot assure you that the terms granted will be extended to allow us to bring our cable systems into compliance.  Although such ordinances generally do not provide for penalties to be imposed on non-compliant cable systems, the Justicia Municipal de Faltas (the “Municipal Claims Court”) may impose fines on us.  If we have sufficient cash flow and financing is available at commercially attractive rates, we will upgrade our existing cable systems, including any network upgrades or modifications required by regulatory or local authorities.

Item 4.    Information on the Company

History and Development of the Company

We are a corporation (sociedad anónima) organized under the laws of Argentina.  Our business began in 1991 with the incorporation of Multicanal S.A. which offered basic cable services to the City of Buenos Aires.  We were acquired by Clarín shareholders in October of 1992.  Since then, we have become a leader in Argentina’s cable television industry, through an acquisition policy that has allowed us to diversify the programming we offer and increase our market share.  We have established foreign operations in Paraguay and Uruguay.  Our charter documents provide that our corporate existence will continue until 2090, but this date may be extended by a resolution of our shareholders.  Our registered office is located at Avalos 2057, (1431) Buenos Aires, Argentina, telephone 011-54-11-4-524-4700.

Business Overview

We are a multiple system operator or MSO with operations in Argentina, Paraguay and Uruguay.  A multiple system operator or MSO is a cable company that owns multiple cable systems in different locations under the control and management of a single, common organization.  As of December 31, 2002, we served approximately 949,500 subscribers, of which approximately 826,200 reside in Argentina and the balance reside in neighboring countries.  We own cable television systems in many of Argentina’s most important regions and operate them through three regional clusters.

We derive revenues primarily from monthly subscription fees for basic cable service.  To a lesser extent, we also derive revenues from connection fees and advertising and from fees for premium and pay-per-view programming services and Internet services.  See “The Company—Programming and Other Services.”

Substantially all of our operations, property and customers are located in Argentina.  Accordingly, our revenues are primarily in pesos and our financial conditions and results of operation depends primarily on macroeconomic and political conditions prevailing in Argentina.  Substantially all of our debt, however, is denominated in U.S. dollars.  As a result of the severe economic crisis affecting Argentina since the fourth quarter of 2001, our debt burden became unsustainable.  In February 2002 we suspended payment of our U.S. dollar denominated debt and focused our efforts on preserving the ongoing viability of our operations.  Our first priority was to align our operating costs, to a large extent denominated in U.S. dollars, with our peso revenues.  During 2002 we renegotiated various contracts to convert substantially all of our U.S. dollar denominated costs into pesos, and in 2002 and early 2003, have devoted all of our resources to ensure the continuity of our operations.

In early 2003 we presented a debt restructuring proposal in an effort to reach agreement with a majority of our creditors, allowing us to file for an APE.  See “Item 13—Defaults, Dividend Arrearages and Delinquencies” and “Risk Factors—Recent Losses and Default.”

Business Strategy

Our business strategy focuses on maintaining our position as one of the leading cable television companies in Argentina and, in the long-term, to position ourselves to become a provider of other cable-based services.  As a cable television company, our goal is to continue offering high quality services and programming.  In light of the deteriorating Argentine macro-economic environment, we have emphasized customer service and retention in our efforts to maintain our subscriber base.

While in past years we have upgraded a significant part of our networks to maintain the highest technological standards throughout our cable systems and to expand programming alternatives and services, we are currently limiting the amount of annual capital expenditures to the minimum level required to continue providing the current level of services to our customers.

We are continuously negotiating arrangements with programming providers to reduce programming expenses in line with lower revenues.

We seek to differentiate ourselves from our competitors and reduce subscriber termination rates by focusing on the quality of our customer service, the strength of our brand name and the development of new cable products and services.  Each of our operating regions is managed by a regional manager who is responsible for customer and technical service and who reports directly to our Chief Executive Officer.  We believe that our flat operating structure enables us to respond effectively to our customers’ needs.

Our strategy has been consistently based on the premise that the continuation of our operations offers our creditors the best prospects for a recovery.  To this end, our management has focused on the following measures:

•                  continuing to provide services to our customers;

•                  maintaining access to suppliers of programming;

•                  reducing expenses;

•                  renegotiating programming and other contracts;

•                  deferring non-essential capital expenditures; and

•                  reducing labor costs.

Measures implemented in 2002 and 2003 to further rationalize our operations and protect our operating margins included:

•                  minimizing cable/network overlap and reusing equipment in other parts of the network,

•                  implementing incentives to retain and/or recover customers, and

•                  requiring payment of a sign-up fee aimed at dissuading customers with insufficient financial means from subscribing to our services.

Consistent with our focus on improving operating efficiency, we have consolidated our City of Buenos Aires Region, Greater Buenos Aires Southern Region and most of the Greater Buenos Aires Northwestern Region networks through the installation of fiber optic loops.  This installation eliminated ten headends and allows us to serve all three regions through one headend.  We have kept an additional headend in the region to ensure redundant capability in the event of a network impairment.  See “Risk—Factors-Risks Relating to the Cable Television Industry Generally—Our ability to operate effectively depends on obtaining regulatory approvals.”

Cable Networks

Overview.  We currently operate our cable systems in Argentina through three regional clusters.  The following table shows subscriber and related data for all three operating regions as of December 31, 2002 and is based on information published by third parties and our internally generated market information:

	City of Buenos Aires Region	Atlantic Coast & Central Region	Litoral Region	Total

Total Households(1)	3,294,220	1,070,280	728,400	5,092,900
Multicanal Homes Passed(1)(2)(3)	2,965,800	1,043,400	427,000	4,436,000
Multicanal Homes Passed/Total Households	90.0%	97.5%	58.6%	87.1%
Total Cable Subscribers(1)(2)	1,153,300	387,200	268,100	1,808,600
Multicanal Subscribers(4)	440,600	265,900	119,700	826,200
Multicanal Penetration(5)	14.9%	25.5%	28.0%	18.6%
Multicanal Market Share(6)	38.2%	68.7%	44.6%	45.7%

(1)          In areas where we operate.

(2)          Numbers rounded to nearest hundred.

(3)          Homes passed by our cable networks.

(4)          During the first quarter of 2003 the pace at which we have been losing subscribers appears to have decreased.  We estimate subscribers lost during the period at approximately 6,000.

(5)          Our subscribers as a percentage of total homes passed.

(6)          Our subscribers as a percentage of total cable subscribers.

City of Buenos Aires Region.  This region consists of cable systems in the City of Buenos Aires, the greater Buenos Aires Southern and Northwestern Regions and the cities of La Plata, Berisso and Ensenada.  Buenos Aires is the federal capital of Argentina and, together with the Buenos Aires metropolitan area, accounts for approximately 12 million inhabitants, representing approximately 35% of the total Argentine population.  La Plata is the capital of the province of Buenos Aires, and Berisso and Ensenada are neighboring cities of La Plata.  We serve approximately 440,600 subscribers in this region, with 2,965,800 homes passed and 10,800 miles of trunk and feeder cable.  We have consolidated the City of Buenos Aires with the Greater Buenos Aires Southern Region, using fiber optic loops, and our systems have a capacity ranging from 450 MHz to 750 MHz, with approximately 60.4% of our systems in this region having 750 MHz capacity.

Atlantic Coast and Central Region.  This region consists of cable systems in ten major cities of the province of Buenos Aires, eight of which are on the Atlantic coast, including Mar del Plata and Bahía Blanca, seven of the largest cities in the province of Córdoba, the second largest province of Argentina in number of inhabitants, and two cities in the province of La Pampa.  Our systems serve approximately 265,900 subscribers in this region, with approximately 1,043,400 homes passed and 4,900 miles of trunk and feeder cable.  Approximately 52% of our systems have a capacity of 450 MHz in this region.

Litoral Region.  This region consists of cable systems in five cities in the province of Santa Fe, the third largest province of Argentina in number of inhabitants, one city in the province of Entre Ríos, the City of Corrientes in the province of Corrientes, two cities in the province of Chaco and the City of Formosa in the province of Formosa.  Our systems serve approximately 119,700 subscribers in this region, with 427,000 homes passed and 2,200 miles of trunk and feeder cable.  Our systems have a capacity ranging from 350 to 750 MHz in this region.

Network Architecture.  Our strategy emphasizes high technological standards for our cable television systems.  While in the past we have upgraded a significant part of our networks to maintain the highest technological standards throughout our cable systems and to expand programming alternatives and services, we are currently limiting the amount of annual capital expenditures to the minimum level in order to continue providing the current level of services to our customers.  We use a FSA design to upgrade or rebuild our network because it permits bidirectional transmission.  FSA network architecture is a design of cable network fiber trunks and coaxial cable extensions which connect programming headends to the distribution network and allow signals to flow both to and from headends and the distribution network.

Our FSA network is made up of five levels.

•                  Level 1.  The first level consists of a principal headend and the fiber optic cable used to link it with the secondary or back up headends.  This link has redundant capacity and enhances the reliability of our service.

•                  Level 2.  The second level, Optical Transition Node (“OTN”), consists of buildings equipped with the technology necessary to provide the different services we offer or plan to offer, as well as the fiber optic ring that links each of these buildings between themselves and with the principal headend.

Each first level is composed of several second levels or OTNs.  These two levels together form the backbone of our network.  The VCC Group network was also built following this design in the City of Buenos Aires, Greater Buenos Aires and the City of Córdoba.  This similarity has allowed us to integrate the acquired subscribers and network by linking the OTNs received in the division to our principal headend in each region.

•                  Level 3.  The third level consists of the fiber optic cable that links the OTNs with “nodes.”  These nodes are equipped with optical signal receivers.  Each node converts optical signals to electrical codes which are transmitted by coaxial cable to subscribers’ homes.  The design of our nodes permit each node to be further subdivided into four, increasing the number of homes that may be passed without significant additional investment.

•                  Level 4.  The fourth level consists of a coaxial cable network that covers the serving area.  The serving area includes the cable network to, but does not include the connection with, the homes passed.  This network is fed by the fiber optic cable and the optical signal receiver of the third level.  The coaxial cable used in the upgrade or rebuilding of our network is mostly 750 MHz.

•                  Level 5.  The fifth level consists of taps into the coaxial cable network for the direct connection to the subscribers.

Our network architecture creates a flexible network that can be used as a platform for additional services and products, including cable modems for Internet access and telephony services.  It allows us to:

•                  monitor our networks,

•                  offer approximately 80 analog channels,

•                  offer approximately 100 digital channels (assuming a 6-to-1 ratio), and

•                  offer additional premium and pay-per-view services.

Currently, approximately 31.7% of our network has a capacity of 750 MHz.  As a result of the economic instability and cash flow restrictions affecting our business, we have limited our capital expenditures to the minimum required to continue providing services to our customers.

Acquisitions of Cable Networks

At the time we began operations in 1991, the Argentine cable television industry was highly fragmented and comprised of two large operators, Cablevisión and VCC, and more than 1,500 small and medium-size operators.  Since our creation, we have followed a systematic approach in acquiring, consolidating and operating cable television systems, selected on the basis of their subscriber base, location, operational characteristics and growth prospects.  Since our inception through December 31, 2002, we completed 121 acquisitions, adding approximately 1,242,400 subscribers to our subscriber base.

We have improved the operating performance and cash flow of the acquired cable television systems by:

•                  consolidating them into regional clusters,

•                  eliminating duplicative personnel and office locations,

•                  creating regional customer service centers and headends, and

•                  centralizing corporate support functions.

In addition to our acquisition strategy, we have sought to increase our subscriber base by extending the number of homes passed by our systems.  We have also sought to increase our penetration rates by promoting a distinct image of high quality programming and superior customer service.  However, during the twelve-month period ended December 31, 2002, mainly due to the continued slowdown of the Argentine economy, we lost approximately 352,000 subscribers, negating internal net growth that had occurred through December 31, 2001.

We have restructured our corporate organization on six occasions to rationalize and streamline our operations.  Several regulatory approvals required in connection with these corporate reorganizations are currently pending.  See “The Company—Regulatory Overview” for a discussion of several governmental approvals which are applicable to our reorganizations.

On June 22, 2001 our shareholders approved the merger agreement entered into with Plataforma Digital S.A., Red Argentina S.A., Radio Satel Sociedad Anónima, Cable Espacio del Buen Ayre S.A., Video Cable Norte S.A., Televisión por Cable S.A. and Cablevisión Corrientes Sociedad Anónima.  This corporate reorganization, is effective as of January 1, 2001.  We have complied with all necessary legal requirements and have submitted the agreement to the CNV for its approval.  We expect the CNV to grant its approval and to submit the merger agreement to the IGJ, for its approval and registration.  The CNV has not yet granted its approval because it is awaiting the IGJ’s registration of the previous mergers.

Finally, although we have completed all legal requirements necessary to finalize all merger processes, we have yet to receive the approval for some of the mergers from the IGJ.

Recent Acquisitions

As a result of acquisitions during 1997, Fintelco S.A. and VCC continue to be jointly owned by us and Cablevisión and will continue operations with their remaining assets, Ps.0.5 million, at November 30, 2002, and liabilities, Ps.44.7 million, at November 30, 2002 (expressed in Argentine Pesos of December 31, 2002 purchasing power), until the residual liabilities have been paid off.  We and Cablevisión agreed to make capital contributions in Fintelco S.A. in proportion to each of our respective equity interests in Fintelco S.A. to enable VCC to discharge its remaining liabilities, including any contingent liabilities arising from court actions or claims initiated or filed before July 1, 1998, which remain in VCC.  In an April 30, 1998 agreement, we and Cablevisión agreed to assume any contingent liabilities arising out of court actions or claims initiated or filed after June 30, 1998 relating to employees, assets or operations allocated to either of them, except for administrative and criminal proceedings and personal injury claims arising from events that occurred before July 1, 1998 and initiated after June 30, 1998.  These claims will be assumed by us and Cablevisión in equal parts.

We divided the subscribers, assets and liabilities of the VCC Group and the Santa Fe Systems as of July 1, 1998.  As a result, we have effected the physical division of the assets of those systems and, since July 1, 1998, we have had effective control of the operations and assets transferred to us.  All legal requirements to cause our division of the subscribers, assets and liabilities of the VCC Group and the Santa Fe Systems to become effective under Argentine law have been completed.  The approvals from Comfer and the IGJ are still pending.  We expect Comfer and the IGJ to grant their approvals during 2003.  See “—Regulatory Overview.”

On October 27, 2000, we acquired 49% of the capital stock of Dorrego Televisión S.A. and of Cable Video Sur S.R.L. (two systems in Coronel Dorrego, Province of Buenos Aires), a system with 1,487 subscribers as of December 31, 2002, for a total price of U.S.$1,312,000, of which U.S.$1,150,000 was paid in cash on such date and the balance, U.S.$162,000 on October 26, 2001.  On December 15, 2000, we acquired the remaining 51% of Dorrego Televisión S.A. and Cable Video Sur S.R.L.  The price of such transaction was U.S.$1,292,500, of which U.S.$220,000 was paid in cash and the balance in 13 installments of U.S.$82,500 each, the last of which was paid on December 17, 2001.  The interests we acquired in Cable Video Sur S.R.L. were subject to certain liens as security for amounts due by the seller to the former owners.  Pursuant to an agreement dated October 15, 2002, we assumed from the seller the outstanding liabilities amounting to Ps.250,000 to former shareholders of Dorrego Televisión S.A. and we agreed to discharge this debt in 30 monthly installments determined by reference to a formula based on the basic subscription fee charged in Coronel Dorrego.  On December 15, 2002, we entered into an agreement whereby we assumed from the seller liabilities owed to former co-owners of Cable Video Sur S.R.L.  The seller’s liabilities were guaranteed with a pledge of 99% of the quotas of Cable Video Sur S.R.L.  In connection with this agreement, we agreed to pledge the shares of Dorrego Televisión S.A. in exchange for a release of the pledge of the quotas of Cable Video Sur S.R.L.  This is intended to facilitate the conversion of Video Cable Sur S.R.L. into a sociedad anónima and the contribution of its shares into Dorrego Televisión S.A.  We also agreed to pay Ps.829,641 in 39 monthly installments and six semi-annual installments.

On November 10, 2000, Plataforma Digital S.A. (“Plataforma”), a company merged with us effective January 1, 2001, and Grupo Clarín S.A. entered into a share sale agreement with DirecTV Latin America, LLC, one of the shareholders of Galaxy Entertainment Argentina S.A. (“GEA”), whereby Plataforma was entitled to sell its 51% participation in GEA in exchange for approximately 4% investment in DirecTV Latin America, LLC and a purchase option (the “Operation”).  The consummation of the Operation was subject to the satisfaction of certain conditions precedent.  The Operation was consummated on April 30, 2001 and consequently we transferred to DirecTV Latin America, LLC our entire participation in the capital stock of GEA in exchange for a 3.97% interest in DirecTV Latin America, LLC.  In August 2001, we transferred our interests in DirecTV Latin America, LLC to an affiliate for U.S.$150 million.  See “Item 5—Liquidity and Capital Resources” and “Major Shareholders-Related Party Transactions.”

On September 7, 2001, pursuant to a Trust Agreement the minority shareholders in Tres Arroyos Televisora Color S.A., a system with 8,171 subscribers as of December 31, 2002, transferred all of their equity interests representing 38.58% of the capital stock, in favor of the trustee, Mr. José María Sáenz Valiente (h).  During the life of the trust, the trustee is required to vote the shares assigned in trust in accordance with our instructions, as beneficiary of the trust.  The stock being held in trust is gradually transferred to us as trust beneficiary provided it pays Ps.42,876 per month to the trustee over a ten-year period.  Amounts paid to the trust are distributed to the former minority shareholders of Tres Arroyos Televisora Color S.A., in accordance with the terms of the Trust Agreement.  The trust will be revoked if we were to fail to pay any installment.

As of December 31, 2002, the trustee transferred 1,389 shares to us under the Trust Agreement.  The share ownership after the transfer is as follows:  we own 16,129 shares representing 67.204% of the capital stock and Fideicomiso Tres Arroyos Televisora Color S.A. owns 7,871 shares representing 32.796% of the capital stock.

Foreign Operations

Uruguay.  On May 2, 1997, through our wholly-owned subsidiary Adesol S.A., we acquired 75% of Telemás S.A., a company that provides programming and management services to UHF systems and to another seven cable operators in Uruguay.  Telemás S.A. receives a fee for its programming and management services.  This fee accounts for approximately 90% of the monthly billing generated by each cable operator.  On July 15, 1999, we caused Adesol S.A. to acquire the remaining 25% of Telemás S.A. and we agreed to pay U.S.$12.4 million in six semiannual installments, the first four of which were due and paid on December 15, 1999, June 15 and December 15, 2000, and June 15, 2001 (the December 31, 2001 payment had been made in advance).  We have not yet paid the final installment due June 15, 2002.  This installment has been renegotiated and will be paid 24 months from July 2002.  As per an addendum dated November 2002, we have partially renegotiated the financing obligations due in October 2002 through March 2003.  On June 23, 2003 we renegotiated the financing obligations due on April through December 2003.  These financing obligations will be paid as follows: U.S. $90,000 were paid on June 23, 2003, the sum of $180,000 in six monthly installments of U.S. $30,000 each from July 15, 2003 through December 15, 2003.  The balance of U.S. $1,352,250 will be payable on August 15, 2004 and the installment due in July 2004 of U.S. $417,889 will be payable on July 15, 2004.  Until these installments have been paid, we are restricted from selling Adesol S.A. and Telemás S.A.  As a result of the acquisition, the aggregate number of subscribers served by us in Uruguay is approximately 78,600 as of December 31, 2002.  In the City of Montevideo, the UHF system served by Telemás offers eight channels and competes with other cable systems offering more than 30 channels.  There is no exclusivity.  We cannot assure you that the UHF system will be able to compete with the cable systems successfully in the future.

Paraguay.  We own the following Paraguayan companies:

•                  Cablevisión Comunicaciones, which provides cable television services in Paraguay;

•                  TVD, which provides UHF services in Paraguay and, together with Cablevisión Comunicaciones, served approximately 44,600 subscribers and had an estimated market share of 74.8% as of September 30, 2002; and

•                  two companies that conduct operations related to television services in Paraguay.

Brazil.  In 1997, we participated through a special purpose joint venture with Dágaba Participações Ltda., a member of Grupo Bozano Simonsen, in the auction of several cable television licenses in Brazil.  The joint venture was awarded licenses in Brasilia, Recife and Santa Barbara de Oeste, but only retained the license in Recife.  Effective April 5, 1999, we sold our interest in the joint venture to Dágaba Participações

Ltda.  The transfer remains subject to the approval of the Brazilian telecommunications agency.  The transfer request has not been presented to Anatel (the Brazilian regulatory authority) as of the date of this Form 20-F because the license requires a minimum operating period of 18 months prior to presentation.  Therefore, the sale of our interest to Dágaba Participações Ltda. has not been approved as of the date of this Form 20-F.  The joint venture began deploying its network in Recife during June 2001, starting the running of the 18-month period, after having won approval for the use of pole space from the local power company.

The following table is based on information published by third parties and our internally generated market information and sets forth certain information relating to our cable television systems within Paraguay and Uruguay as of December 31, 2002:

	Paraguay	Uruguay

Total Households(1)(2)	341,000	527,000
Multicanal Homes Passed(1)(2)(3)	327,300	520,000
Homes Passed/Total Households	96.0%	987%
Total Cable Subscribers(1)(2)	59,600	202,600
Multicanal Subscribers(1)	44,600	78,600
Multicanal Penetration(4)	13.6%	15.1%
Multicanal Market Share(5)	74.8%	38.8%

(1)           Numbers rounded to nearest thousand.

(2)           In areas where we operate.

(3)           Homes passed by our cable networks.

(4)           Our subscribers as a percentage of total Multicanal homes passed.

(5)           Our subscribers as a percentage of total subscribers.

Programming and Other Services

Programming

We purchase basic and premium programming from more than 20 program suppliers, including Grupo Clarín.  Several programming suppliers have agreed to provide us volume discount pricing structures because of our growth and market share.  Due to the current macro-economic situation in Argentina, growing inflation beginning in January 2002, and higher gross churn rates, the terms of our programming contracts, which in the past generally ranged from 24 to 36 months and were typically based on a flat fee, are now being renewed for an average period of six months with varying fees.  On April 25, 2002, we resumed transmission of CNN, which had been temporarily suspended while the programming contract was renegotiated in light of the recent macro-economic situation in Argentina.  We and the programming supplier, TBS, reached an agreement which is subject to amendment or termination in the event that devaluation or the cumulative official inflation rate increase by a certain percentage.  Accordingly, we cannot assure you that we will be able to continue providing TBS content such as CNN if the macro-economic situation in Argentina worsens significantly.  Some of our programming arrangements are with affiliates of our parent company, Grupo Clarín S.A.  Most of the programming contracts are subject to negotiated renewal in the event that the Argentine peso is devalued to a certain level against the U.S. dollar.  As a consequence of the changes imposed by the Public Emergency Law, many of the contracts have been renegotiated.  Our programming costs expressed as a percentage of net revenues were 32.8% for the year ended December 31, 2002, as compared to 28.3% for 2001, 26.5% for 2000 and 25.3% for 1999.  Total programming costs are largely comprised of costs of programming in key categories like sports and movie channels.  Programming costs for sports channels (including payments made to a joint venture in which our shareholder Grupo Clarín owns a 50% interest) are approximately 40% of total programming costs.  Programming costs for movie channels are approximately 30% of total programming costs.

Basic Service

Throughout most of Argentina, we offer subscribers a uniform basic service plan at an average monthly fee of Ps.38.9 at December 31, 2002.  The basic service provides between 42 and 68 channels to our subscribers, depending on the capacity of the local networks.  We divide our programming services into categories, including movies and television series, news, sports, children’s programming, women’s programming, music, over the air and general interest/other.

The following table sets forth information regarding the programming we offer customers through many of our systems:

Programming Service	Origin	Language

MOVIES AND TELEVISION SERIES
CINE CLICK	Argentina	Spanish*
I-SAT	Argentina	Spanish*
SPACE	Argentina	Spanish*
FILM & ARTS	Argentina	Spanish*
RETRO	Argentina	Spanish
VOLVER	Argentina	Spanish
CINECANAL	U.S.A.	Spanish*
FOX	U.S.A.	Spanish*
HALLMARK	U.S.A.	Spanish*
SONY ENTERTAINMENT	U.S.A.	Spanish*
PRIME TIME	Argentina	Spanish*
TNT	U.S.A.	Spanish*
X-TIME	Argentina	Spanish*
THE FILM ZONE	U.S.A.	Spanish*
THE WARNER CHANNEL	U.S.A.	Spanish*
EUROPA-EUROPA	Europe	Spanish*
MGM	U.S.A.	Spanish*
AXN	U.S.A.	Spanish*
NEWS
CVN	Argentina	Spanish
TODO NOTICIAS	Argentina	Spanish
CNN INTERNACIONAL	U.S.A.	English
CNN SPANISH	U.S.A.	Spanish
CANAL 26	Argentina	Spanish
CRONICA TV	Argentina	Spanish
SPORTS
TYC SPORTS	Argentina	Spanish
MULTIDEPORTES	Argentina	Spanish
ESPN	U.S.A.	Spanish
FOX SPORTS	U.S.A.	Spanish
ESPN INTERNACIONAL	U.S.A.	Spanish
CHILDREN’S PROGRAMMING
FOX KIDS	U.S.A.	Spanish
BOOMERANG	U.S.A.	Spanish
MAGIC KIDS	Argentina	Spanish
CARTOON NETWORK	U.S.A.	Spanish
NICKELODEON	U.S.A.	Spanish
DISCOVERY KIDS	U.S.A.	Spanish
WOMEN’S PROGRAMMING
FASHION TV	Argentina	Spanish
UTILISIMA SATELITAL	Argentina	Spanish
COSMOPOLITAN	U.S.A.	Spanish
MUSIC
MUCH MUSIC	Canada	Spanish
SOLO TANGO	Argentina	Spanish
MTV	U.S.A.	Spanish
MUSIC COUNTRY	U.S.A.	Spanish
CM CRONICA MUSICAL	Argentina	Spanish
OVER THE AIR
ARTEAR	Argentina	Spanish
AMERICA	Argentina	Spanish
CANAL 9	Argentina	Spanish
CANAL 7	Argentina	Spanish
TELEFE	Argentina	Spanish
GENERAL INTEREST/OTHER
PLUS SATELITAL	Argentina	Spanish
METRO	Argentina	Spanish
GOURMET.COM	Argentina	Spanish
CANAL RURAL	Argentina	Spanish
INFINITO	Argentina	Spanish
MAGAZINE	Argentina	Spanish
GUIA EN PANTALLA	Argentina	Spanish
THE HISTORY CHANNEL	U.S.A.	Spanish
TV 5	France	French
DEUSTCHE WELLE	Germany	German
ANTENA 3	Spain	Spanish
MENORAH	Israel	Hebrew/ Spanish
RAI	Italy	Italian
EL CANAL DE LAS ESTRELLAS	México	Spanish
TVE ESPAÑA	Spain	Spanish
TV CHILE	Chile	Spanish
DISCOVERY	U.S.A.	Spanish
P&E	Argentina	Spanish
REDE O GLOBO	Brazil	Portuguese
MUNDO OLE	U.S.A.	Spanish*
E! ENTERTAINMENT TELEVISION	U.S.A.	Spanish*
ARGENTINISIMA	Argentina	Spanish
ANIMAL PLANET	U.S.A.	Spanish
NUEVA IMAGEN	U.S.A.	Spanish
EWTN	U.S.A.	Spanish
LOCOMOTION	U.S.A.	Spanish
BLOOMBERG TV	U.S.A.	Spanish
GALICIA TV	Spain	Spanish
PEOPLE & ARTS	U.S.A.	Spanish*
CANAL A	Argentina	Spanish
CANAL LUZ	Argentina	Spanish
DISCOVERY HEALTH	U.S.A.	Spanish*
NATIONAL GEOGRAPHIC	U.S.A.	Spanish*
BBC WORLDWIDE	U.K.	English
REALITY TV	U.S.A.	Spanish*
PREMIUM CHANNELS
MOVIE CITY	U.S.A.	English
CINE CANAL 2	U.S.A.	English
HBO	U.S.A.	English
HBO PLUS	U.S.A.	English
CINEMAX	U.S.A.	English
VENUS	Argentina	Spanish*
PLAYBOY	U.S.A.	Spanish*

*      Includes programming in English with Spanish subtitles.

Premium and Pay-Per-View Services

We were the first Argentine cable operator to develop and offer premium channels in Argentina.  Currently we offer premium services in all the regions in which we operate.  Our premium services include programming dedicated to live soccer, movies and adult programming.  As of December 31, 2002, the penetration rate of the movie and adult programming premium service was approximately 11.5%.

To receive premium programming, subscribers pay an incremental monthly fee which ranges from Ps.5 to Ps.70.  To receive the service, premium subscribers must either rent or purchase from us an addressable set top unit or utilize readily available low quality decoding devices known as traps.  Approximately 98,800 set tops are currently in use by our subscribers.  We purchase addressable set top units with the capability of decoding audio and video signals, and we are implementing a plan to aggressively market these units to our subscribers.

Set top units also have the capacity for pay-per-view service.  We have introduced pay-per-view programming to subscribers with set top units, including sports events and movies.  Subscribers can elect to receive both individual events and a series of events through the pay-per-view service.

We were the first to launch a weekly live soccer program, El Clásico del Domingo, which is now available in all of our systems either as a premium channel at an average monthly premium fee of Ps.13.50, or as a pay-per-view service in the regions where we have introduced addressable technology.  Since August 2001, we have also offered El Quinto Partido, a second weekly live soccer program.  El Quinto Partido is offered together with El Clásico del Domingo in a single premium package called Super Domingo.  It is offered either as a premium service at an average monthly premium fee of Ps.20.90 at December 31, 2002, or as a pay-per-view service in those regions where addressable technology has already been implemented.  We estimate that the soccer premium service has achieved a 5.2% penetration rate within our subscriber base.

We have targeted the enhanced revenue opportunities associated with premium service and have been working with other cable operators and cable programming providers to create additional premium tiers by adding new premium channels.  We can give no assurance that this type of tiering will be accomplished, since creating additional premium tiers requires industry-wide cooperation and agreement.

Other Services

We currently provide Internet high-speed access through one-way and two-way cable modems, testing the service with approximately 3,000 subscribers in areas where we have deployed our FSA network.  Additionally we offer, together with Primera Red Interactiva de Medios Argentinos (Prima) S.A. (“Prima”), another broadband technology called “asymmetric digital subscriber line” (ADSL).  We charge an up-front fee of Ps.50 or Ps.130 for the installation of cable modems (depending on the service) and Prima, a company owned and controlled by our shareholders, provides Internet service to our subscribers for a monthly fee of Ps.49.9 (plus value-added tax) for Internet access through one-way cable modems and Ps.79.9 (plus value-added tax) for Internet access through two-way cable modems at December 31, 2002.  We have entered into a revenue-sharing agreement with Prima pursuant to which we currently receive 50% of the monthly fees charged by Prima to our subscribers for Internet services.

Additionally, we are offering, together with Prima, a dial-up Internet package for a monthly fee of Ps.13.4 (plus value-added tax) at December 31, 2002.

Advertising Revenue

We also provide advertising services.  These services accounted for 1.8% of our net revenues in the year ended December 31, 2002, 2.6% of our net revenues in 2001 and 2.7% of our net revenues in 2000.  We develop cable television advertising services as a means to increase our net revenues.

Marketing and Customer Service

We seek to differentiate ourselves from our competitors on the basis of the strength of our brand name, and our focus on the quality of our customer service.

The Multicanal Brand Name

We have taken and continue to take action to promote our corporate image with the public and increase consumer awareness of our brand name.  We began trademarking the names of our cable television operations in 1994.  Most of our operations, except for those in Paraguay, Uruguay and certain areas in the Province of Buenos Aires, operate under our brand name.  We continued to expand the use of our brand name throughout Argentina during 2002, except in several regions in the interior where we utilize shared branding between well-regarded local trademarks and our trademark.

We employ advertising in a variety of forms to increase our brand awareness and customer recognition.  These forms include:

•                  advertising in print media including both national and local newspapers and magazines,

•                  publishing a monthly programming guide for our subscribers,

•                  advertising on national and local radio stations,

•                  advertising on our cable systems,

•                  advertising on billboards,

•                  sending mailings to subscribers and non-subscribers offering special promotions,

•                  our “Attention Centers” which are designed to be both sales centers and customer service centers, and

•                  other advertising campaigns.

Since 1996, we have maintained a website, http://www.multicanal.com.ar, to provide programming news and financial information on us.

Superior Customer Service

We have licensed a subscriber management software system from CableData International Ltd., a software company specializing in subscriber management applications for cable system operators.  We have fully implemented this system in most regions of Argentina where we operate, and believe that this technology enabled us to centralize subscriber data and manage account information more efficiently, respond more quickly to customers’ needs and measure the effectiveness of customer service and retention initiatives.  This license is due to expire in late 2003.

Billing and Subscriber Management

Our billing system was centralized in the regions and cities where we have deployed the subscriber management software system licensed from Cable Data International Ltd.  In our Uruguay and Paraguay operations, as well as those of our Argentine subsidiaries Televisora Privada del Oeste S.A. and Teledifusora San Miguel Arcángel S.A., our billing systems are decentralized.  Subscribers receive a bill issued by our regional administrative office in their home area.  We bill all of our subscribers in advance for monthly basic cable service.  Subscribers are given 30 days from the date of issuance to pay their bills without penalty.  As of December 31, 2002, an average of 83% of our subscribers pay their bills within this period.  We seek to enforce a strict disconnection policy.  If subscribers do not pay their bills within the first 30 days, they receive a letter and, in most cases, a telephone call indicating that their account is overdue.  We repeat this process if we do not receive payment after the expiration of the next monthly billing cycle.  In the third month, we no longer mail either a bill or the monthly programming magazine to the subscriber and, if payment is not received within this period, we disconnect the subscriber as soon as practicable after the expiration of this period.  Our efforts to improve customer retention and collections in 2002 have resulted in a reduction in the lag between invoicing and collection and, accordingly, a decrease in our charges for doubtful accounts.

Management of Churn

Churn means subscriber termination.  We determine our churn rate by calculating the total number of disconnected cable television customers over a given period as a percentage of the initial number of cable television customers for the same period.  We experienced a favorable trend in our churn rates from 1997 to 2000, with our annual gross churn rates averaging approximately 29.7% in 2000, 30.9% in 1999, 30% in 1998, and 37% in 1997.  However, our annual gross churn rate averaged 32.4% in 2001 and 43.8% in the year ended December 31, 2002, with a net loss of approximately 352,000 subscribers during the year ended December 31, 2002.

The historical average annual gross churn rate for U.S. cable operators has been between 25% and 30%.  We believe that our higher churn rates in comparison with U.S. cable operators have been principally due to the continued slowdown of the Argentine economy that started in 1998, an increase in the value-added taxes imposed on cable television services and the loss in the purchasing power of the Argentine peso generated by high inflation rates during 2002, together with the increase in prices of basic and premium services.

Approximately 352,000 subscribers left our cable systems during 2002.  This significant subscriber loss occurred as a consequence of the current macro-economic crisis.

To reduce our churn rate and to address associated risks, such as the difficulty in collecting receivables, we pursue a vigorous customer service and retention policy.  This policy contributed to our reduction of our annual gross churn rate between 1995 and 2000.  In addition, in April 2002, we re-instituted an initial activation fee for new subscribers in an effort to reduce churn.  However, we cannot assure you that we will be able to maintain the prior reduction in churn in light of the macro-economic situation that continues to affect Argentina.  See “The Company—Marketing and Customer Service.”

Competition

The pay television business in Argentina is very competitive.  We face competition from other cable television operators and providers of other television services, including direct broadcasting, DTH and MMDS services.  As a result of the non-exclusive nature of our licenses, many of our cable systems have been overbuilt by one or more competing cable networks.  This has led to aggressive price competition and marketing programs to encourage subscribers to switch networks.  Free broadcasting services are currently available to the Argentine population mainly from four privately-owned television networks and their local affiliates and one state-owned national public television network.  There are also some independent operators in cities in the interior of the country.

Although the Argentine cable industry, with over 700 operators, is highly fragmented, it is dominated by two MSOs, us and Cablevisión, which compete primarily on the basis of customer service and brand recognition.  In 1996, a third MSO was created to operate in the northwest of Argentina.  This operation, called Supercanal, does not compete directly with Multicanal or Cablevision.  A fourth MSO focused in the City of Buenos Aires region, Telecentro, S.A., entered the market in 1999 using an aggressive pricing policy.  We believe that for the time being the adverse impact of this competitor has been less significant for us than for the other MSO.  As of December 31, 2002, our penetration rate in the Argentine cable market (measured by subscribers) was approximately 18.6%.  Among the cable systems, competition is based primarily on:

•                  price,

•                  programming services offered,

•                  customer satisfaction, and

•                  quality of the system.

We believe that we are able to compete efficiently against other providers of pay television services on each of these counts.  We also seek to attract and retain customers through our vigorous customer service policies.  See “The Company—Marketing and Customer Service.”

MMDS.  MMDS, often referred to as wireless cable, is a cable distribution technology based upon a microwave transmission system which operates from a headend, consisting of a satellite receiver or other equipment.  Programming is then transmitted by microwave transmitters from an antenna located on a tower or on top of a building to a small receiving antenna located at a subscriber’s premises, where the encoded microwave signals are decoded.  Although establishing an MMDS network is less capital intensive than constructing a cable television network, we believe that cable television has a number of competitive advantages over MMDS:

•                  MMDS transmissions cannot be received in “shadowed” areas where microwave transmission is blocked by terrain, buildings or other physical objects.  In some cases, however, signal blockages may be overcome through the use of low power signal repeaters which retransmit an otherwise blocked signal over a limited area.

•                  MMDS has limited channel capacity, lower reliability and lower quality of signal.

We provide MMDS service in the cities of Mar del Plata and Tres Arroyos and serve approximately 2,000 MMDS subscribers in these areas.  There are presently approximately 200 MMDS operators serving approximately 60,000 subscribers in Argentina.

DTH.  DTH systems use high power satellites to deliver signals to satellite dish antennae at homes, hotels and apartment buildings.  In comparison to MMDS signals which are locally transmitted, a DTH satellite footprint can cover large land areas.  High frequency Ku-Band DTH technology, which permits the use of a smaller satellite receiver dish of 60 centimeters, offers more channels and better picture quality than C-Band DTH technology.  DTH Service in Argentina is regulated by the Broadcasting Law 22,285 of September 15, 1980 .

At present, only two companies, TDH S.A. and DirecTV Latin America, LLC provide DTH services in Argentina.  A third company that formerly provided such services, Sky Latin America,

announced on June 10, 2002, that it would cease operations in Argentina as of July 10, 2002 due to the economic crisis in Argentina.  The first of the two companies presently providing such services, TDH S.A., offers approximately 24 video channels to its approximately 6,000 subscribers.  On March 26, 2000, TDH S.A. initiated proceedings to determine the composition of creditors prior to an adjudication in bankruptcy.  The second, DirecTV Latin America, LLC, is a consortium comprised of Hughes Communications, Inc., a division of the Hughes Electronics subsidiary of General Motors Corporation and the Cisneros Group.  DirecTV Latin America, LLC began offering services in Argentina in June 1998 through an affiliate, Galaxy Entertainment Argentina S.A., in which Grupo Clarín S.A. had a majority interest of 51% through its wholly-owned subsidiary Plataforma Digital S.A.  Plataforma Digital S.A. was merged into us on January 1, 2001, and on April 30, 2001 we transferred to DirecTV Latin America, LLC its interest in Galaxy Entertainment Argentina S.A. in exchange for a 3.97% investment in DirecTV Latin America, LLC.  On August 24, 2001, we transferred all of our interests in DirecTV Latin America, LLC and certain contractual rights related thereto to Raven Media Investments, LLC, a company organized under the laws of the state of Delaware and wholly-owned by Grupo Clarín S.A., for U.S.$150,000,000.

DTH service in Argentina may grow throughout the country over the next five years, primarily in rural areas where there are no cable networks.  Although we believe that cable television has advantages over DTH because cable television does not require the subscriber to bear the up-front cost for the purchase of an outdoor reception dish and related hardware necessary for DTH, we cannot assure you that DTH will not in the future, become a significant competitor in Argentina’s pay television market.

Regulatory Overview

The installation and operation of cable television service in Argentina is governed by the Broadcasting Law as amended and related regulations.  The cable television industry is principally regulated and supervised by Comfer but also falls under the jurisdiction of the CNC, for matters related to installation of cable services and compliance with technical regulations.  The Secretaría de Prensa supervises Comfer and reports directly to the Executive Branch.  It also supervises the general enforcement of the Broadcasting Law and the regulatory framework for the industry.

Comfer has the authority to:

•                  grant operating licenses on a non-exclusive basis and extend the term of these licenses,

•                  approve the shareholders of licensed companies and the transfer of shares or other ownership interests in licensed companies,

•                  supervise the cultural, artistic and legal content of programming,

•                  approve amendments to the by-laws of licensed companies, and

•                  impose penalties on licensed companies in the form of fines, suspension of advertising and the revocation of licenses (see “Legal Matters—Regulatory Proceedings” below).

Rates charged by cable television companies are not presently regulated.

As a condition to obtaining a broadcast license, a cable operator must demonstrate that it has received permission to utilize municipal airspace from the relevant municipality and that it has obtained the rights to install poles that will carry the cable.  The CNC must then approve the operator’s technical plans for installation of cable service.

The CNC monitors compliance with technical regulations related to installation of the cable service through its surveillance of the use of the broadcasting spectrum and the granting of frequencies.

Cable television companies in Argentina are required to obtain a non-exclusive broadcasting license from Comfer in order to carry and distribute programming over their cable networks.  Comfer licenses have an initial 15-year term.  At the end of this term, the licensee may apply for a one time ten-year extension.  Comfer must approve any license extension.  To do so, Comfer determines whether the licensee complied with the terms and conditions set forth in the Broadcasting Law.

We have applied for an extension of the initial term of some licenses.  Although some of these extensions were not timely filed, we nevertheless expect to be granted these extensions.  The extension of the rest of the licenses will be timely filed thirty months prior to their expiration, in accordance with the Broadcasting Law.  We can give no assurance that we will receive any of these extensions.  In addition, the Broadcasting Law provides only for a one time ten-year extension and does not provide for subsequent renewals when such term expires.  As a result, once the additional ten-year term elapses we may be forced to apply for new licenses, and we cannot assure you that such licenses will be granted.  At December 31, 2002 the weighted average remaining life of our licenses was 10.55 years, based on the number of subscribers and the assumption that a ten-year extension will be granted in all cases.  The weighted average remaining life of our licenses based on the number of subscribers assuming that no ten-year extensions will be granted was 0.55 years at December 31, 2002.  In the event that Comfer denies us an extension of a license in a specific area, we must cease operations in such area, seek to acquire a company that has a valid broadcasting license for the area or apply for a new license in our own name.  We cannot assure you that there will be a cable company with a valid license operating in such area, that we will be able to acquire such a cable company, or that if we apply for a new license in our name, that such licenses will be granted.

Please note that due to an injunction imposed by a federal judge investigating Comfer’s practices, including with respect to the granting of cable television licenses in recent years, Comfer is currently prevented from granting new licenses or extensions; we cannot assure you if or when Comfer will reinitiate these activities.

In addition, due to the various corporate reorganizations we have undergone, several licensee operating companies have been merged into us.  In some cases operating companies merged into us hold licenses for areas where we already hold a license and because we are not legally allowed to keep both licenses, we have elected in most cases to keep in force the license with the longest remaining period of life.  However, we cannot guarantee that Comfer will approve our choice to do so.  Broadcasting licenses are transferable upon approval by Comfer and subject to compliance with the regulatory conditions set forth in Resolution No. 870/93.

Comfer issues broadcasting licenses upon a review of several qualifications of the applicant and its shareholders and partners.  Under Section 45 of the Broadcasting Law, a licensee’s shareholders and partners must:

•                  be Argentine nationals that do not have corporate, legal or other affiliations with foreign media or broadcasting entities,

•                  have good moral qualifications and no criminal record,

•                  possess financial capabilities of which evidence is presented, and

•                  not be a judge, legislator, public official or a member of the Armed Forces.

In addition, in the event one or more of the licensee’s shareholders is a corporation, the corporate shareholder must be duly organized and the members of its board of directors must meet the conditions set forth above, except that the directors of the corporate shareholder are not required to show financial capability.

Section 46 of the Broadcasting Law establishes that licensed companies may not be affiliates, subsidiaries or under the control of foreign persons.  An exception to the nationality requirement set forth in Section 45 exists for U.S., Italian and French corporations and persons under bilateral treaties between Argentina and each of these countries.  Resolutions 350/95, 0008/96 and 1323/96 provide the qualifications and conditions these U.S., Italian and French corporations and companies must fulfill.  These treaties grant persons of other nationalities non-discriminatory treatment with Argentine nationals with respect to investments in Argentina.

Finally, Section 45 requires Comfer approval for any transfer of shares in a licensee company, including the roll up transaction discussed in “Major Shareholders-Overview of Grupo Clarín.”  In the event that a stockholder or partner of a licensee company is another company, Comfer has the authority to review that company’s stockholders and determine whether they comply with the requirements set forth in the Broadcasting Law.  The Grupo Clarín shareholders have been authorized by Comfer as our shareholders and of several licensed companies that were merged into us.  However, Comfer has not yet authorized Arte Gráfico Editorial Argentino S.A. (AGEA), Grupo Clarín S.A. and Multicanal Holding LLC, each a corporation controlled by the Grupo Clarín shareholders, as our shareholders.  We have given notice but not yet obtained the required approvals from Comfer in connection with all of our acquisitions of shares in companies which hold licenses and the transfer of licenses to us by certain of the subsidiaries merged into us.

Failure to obtain Comfer’s approval of the transfer of an ownership interest in a licensed company may result in the unwinding of the transfer.  Violation of Comfer regulations regarding the transfer of an ownership interest in a licensed company can result in the imposition of fines, the suspension of advertising or the revocation of the license of the licensee that violated the Comfer regulations.

We have notified Comfer of the following transactions, among others, but Comfer has not yet approved them:

•                  our acquisition of the Megacable Group,

•                  the subscription of shares in us by AGEA on April 7, 1998,

•                  our acquisition of an interest in the VCC Group, the Bahía Blanca Systems and the Santa Fe Systems,

•                  the transfer of shares resulting from the division of the subscribers, assets and liabilities of the VCC Group, the Bahía Blanca Systems and the Santa Fe Systems with Cablevisión,

•                  the Grupo Clarín shareholders’ transfer to Grupo Clarín S.A. and Multicanal Holding LLC of 94% of our capital in December 1999 and of the remaining 6% in February 2000.

The division of the operations of the VCC Group resulted in the transfer of several broadcasting licenses of the VCC Group’s companies to us.  Comfer Resolution 870/93 establishes regulatory procedures for the transfer of a license.  We have followed these procedures.  On July 16, 2001 Comfer issued Resolution 1110/2001 which establishes the procedure and documentation necessary for the transfer of shares, interests and licenses.  Such resolution granted petitioners a term of 90 days to complete the documentation required to be filed with Comfer.  The 90-day term expired on December 4, 2001.  Although we have completed the documentation in accordance with the new procedure, there are documents that we were not able to file because we could not obtain them from previous license holders.  Nevertheless, as of the date of this Form 20-F we are not aware of the suspension of any transfers.

On July 17, 2001, Comfer issued Resolution 1111/2001 requiring all licensees of cable systems in Argentina to register by October 15, 2001 by filing a sworn affidavit.  Any licensee that failed to register before the deadline would be subject to penalties.  We filed the required affidavit for each of the licenses we had either absorbed or acquired on October 15, 2001.

Additionally, Comfer must approve any elimination of headends.  We are awaiting approvals for several headend eliminations resulting from the acquisition and division of the VCC Group.  Although we expect to receive all of the required approvals, we cannot assure you that Comfer or any successor agency will grant all of the approvals.

The Broadcasting Law provides that Comfer may cancel licenses because of, among other things:

•                  fraud regarding ownership of the licenses,

•                  approval by the competent corporate authority of a licensed company of any transfer of ownership interests without Comfer’s approval, and

•                  any false statement made by the licensee in connection with the assets affected to the service being provided under the license.

In the past, the application of the regulatory framework by Comfer has resulted in numerous and in the aggregate substantial fines.  At the same time, Comfer periodically agreed to “payment programs” that resulted in material discounts from the face value of the fines imposed and deferrals of payment dates.  On November 20, 2002, Comfer issued Resolution No. 830/02, adopting a new regime for imposing sanctions for violations of the Broadcasting Law.  Such Resolution classifies each violation as a falta grave (severe violation) or as a falta leve (minor violation).  Minor violations are sanctioned by llamados de atención (reprimands), apercibimientos (warnings).  Severe violations, such as the broadcast of obscene programs or the illegal installation and operation of a cable system, are subject to incremental fines, which may, in the case of numerous severe violations, eventually lead to the revocation of the license.  We can give no assurance that we will not be sanctioned or have any of our licenses revoked under this Resolution.

Antitrust Considerations

Our operations are subject to the Argentine antitrust law (Law No. 22,262, enacted in 1980, as amended in 1995 by the Law No. 24,481) which provides that certain acts, including:

•                  fixing, establishing or altering market prices, directly or indirectly, through concerted actions,

•                  limiting or controlling, by means of concerted action, technical developments or investments in the production, distribution or marketing of goods or services, and

•                  entering into agreements or undertaking concerted actions to distribute zones, markets, clientele or sources of supply, in each case that limit, restrict or distort competition or which constitute an abuse of a dominant position in the market, may give rise to penalties.  Penalties include fines payable by the entity engaged in the prohibited practice and its directors, legal representatives, attorneys-in-fact, managers, statutory auditors or members of the supervisory committee, all of which are jointly and severally liable.  In addition, Argentine antitrust law vests the National Commission for the Defense of Competition with the power to order a party to abstain from or cease any anti-competitive activities, and to request the relevant court to liquidate or dissolve companies violating the law.

Organizational Structure

The following table sets forth our significant subsidiaries, as of December 31, 2002, including the country of incorporation, ownership interest and percentage of voting power held.

Subsidiary	Country of Incorporation	Ownership Interest	Voting Power Held

AVC Continente Audiovisual S.A.	Argentina	90%	90%
CV Berazategui S.A.	Argentina	70%	70%
Delta Cable S.A.	Argentina	84%	84%
San Lorenzo TV Cable S.A.	Argentina	100%	100%
TV Cable San Francisco S.A.	Argentina	100%	100%
Telesur Teledifusora Río Cuarto S.A.	Argentina	100%	100%
Televisora Privada del Oeste S.A.	Argentina	51%	51%
Bridge Management Holdings Corp.	Panamá	100%	100%
La Capital Cable S.A.	Argentina	50%	50%
Chaco Cable Color S.R.L.	Argentina	100%	100%
Teledifusora San Miguel Arcángel S.A.	Argentina	50%	50%
Tevemundo S.A.	Argentina	100%	100%
Cable Imagen S.R.L.	Argentina	100%	100%
Televisión Dirigida S.A.E.C.A.	Paraguay	89%	89%
Orange Television Productions S.A.	Paraguay	100%	100%
Cablepar S.A.	Paraguay	100%	100%
Cablevisión Communicaciones S.A.E.C.A.	Paraguay	90%	90%
Tres Arroyos Televisora Color S.A.	Argentina	67%	67%
Wolves Televisión S.A.	Argentina	100%	100%
Adesol S.A.	Uruguay	100%	100%
Cable Video Sociedad Anónima.	Argentina	100%	100%
Pem S.A.	Argentina	100%	100%
Dorrego Televisión S.A.	Argentina	100%	100%
Cable Video Sur S.R.L.	Argentina	100%	100%

All of our subsidiaries are cable television operators except for Pem S.A., Cablepar S.A., Orange Television Productions S.A., Bridge Management Holdings Corp., Adesol S.A., San Lorenzo TV Cable S.A, TV Cable San Francisco S.A and Telesur Teledifusora Río Cuarto S.A.

Property, Plants, and Equipment

We own most of our principal physical assets, which consist of:

•                  cable television operating plants and equipment, including signal receiving devices, such as satellite and terrestrial antennae, antennae towers and related equipment,

•                  headends, consisting of associated electronic equipment necessary for the reception and processing of signals,

•                  distribution systems, consisting primarily of coaxial and fiber optic cable, and

•                  customer home drop cables and equipment.

Our cable distribution system is generally attached to utility poles, and we either own or lease space on these poles from local public utilities.  In addition, some of our distribution systems are located on building rooftops under arrangements with the owners of the buildings, or are located in underground ducts under lease arrangements with local subway authorities.  We have entered into an agreement with Autopistas del Sol S.A. pursuant to which we have the ability to place distribution systems under certain highways serving Buenos Aires and can thereby avoid locating a significant portion of these systems in underground conducts, which are less readily accessible.  The physical components of our cable systems require maintenance and periodic upgrading to keep pace with technological change.  We own our service vehicles, data processing facilities and test equipment and either own or lease our business offices and customer service center locations.

We lease roof rights and space on utility poles and in underground ducts for the placement of our cable and certain equipment from third parties.

We believe that our properties, both owned or leased, are in good operating condition and are suitable and adequate for our business purposes.  Despite the adverse economic conditions affecting our market and our company, the book value of our assets reflects our current plans and cash-flow projections, based on information available to us.  These plans and projections assume that we continue to operate and that the economy recovers.  We cannot assure you that the current book value of our assets can or will be recovered.

Capital Expenditures

During 2000, we invested Ps.85.4 million in purchases of property and equipment, and Ps.7.4 million was invested in our acquisition of cable systems.  During 2001, our investment in purchases of property and equipment was Ps.46.2 million, and generated Ps.313.2 million from sales of investments, net of acquisitions.  During the year ended December 31, 2002 we invested Ps.11.2 million in purchases of property and equipment, and Ps.1.1 million in our acquisition of cable systems.  These capital expenditures were made with funds generated by our operations and financings.

Item 5.                                   Operating and Financial Review and Prospects

Overview

The following discussion should be read in conjunction with the audited and financial statements and related notes.   The financial information included in the discussion below as at December 31, 2002 and 2001 and for the three years ended December 31, 2002 derive from the financial statements included in this Form 20-F.  The financial statements have been prepared in accordance with Argentine GAAP, which differ in certain respects from U.S. GAAP.  See Note 15 to the Audited Consolidated Financial Statements, describing the principal significant differences between Argentine GAAP and U.S. GAAP, as they relate to us.  Note 16 to the Audited Consolidated Financial Statements provides a reconciliation to U.S. GAAP of net loss for the years ended December 31, 2002, 2001, and 2000 and shareholders’ (deficit) equity as of December 31, 2002 and 2001 and Note 17 to the Audited Consolidated Financial Statements provides certain additional disclosures required under U.S. GAAP.

Our audited financial statements included the effects of inflation through August 31, 1995, utilizing the inflation restatement methodology established in Technical Resolution N°6 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (CPCECABA).  Effective September 1, 1995, as required by rules issued by the CNV, we discontinued the restatement methodology, maintaining the effects of inflation accounted for in prior periods.  The discontinuance of inflation accounting is in compliance with Argentine GAAP, provided that the annual variation in the WPI does not exceed 8% per annum.  During the years ended December 31, 2000, 2001 and 2002 the WPI increased by 2.5%, decreased by 5.6% and increased by 118%, respectively.  Beginning in January 2002, the inflation rate in Argentina began to increase significantly.

To counter both the high inflation rates brought about by the end of the convertibility monetary system in Argentina at the beginning of 2002 and the distortion this caused in Argentine companies’ financial statements, the Argentine government issued Decree Nº 1269/02 on July 17, 2002.  This decree provides for the reestablishment of the restatement of financial information to account for inflation and instructed the CNV to issue specific regulations regarding its application to companies such as us subject to the CNV’s jurisdiction.  Consequently, on July 25, 2002, the CNV issued Resolution 415/2002, providing that financial statements filed subsequent to the date of the Resolution be restated to recognize changes in the purchasing power of the peso, starting January 1, 2002.  Accordingly, our results have been restated as follows:

•                  results accumulating monetary transactions, such as net sales, operating costs, and administrative and selling expenses, have been restated in constant Argentine pesos, applying to the original value the conversion factor referenced in the WPI from the month in which the transaction took place to the date of the year end.

•                  results related to non-monetary assets valued at restated costs, such as amortization and depreciation, have been computed based on the restated amounts of such assets.

Financial results have been valued net of general inflation on the related assets and liabilities.  The effect of inflation on the remaining monetary assets and liabilities has been disclosed as “Results of exposure to inflation.”

Additionally, amounts for the years ended December 31, 2001, 2000, 1999, and 1998 presented herein for comparative purposes, are presented in comparable monetary terms at December 31, 2002 using a conversion factor equal to 2.182099, which represents the inflation index rate during the year ended December 31, 2002.

The restatement for wholesale-price level changes recorded in the income statement reflects the effects of inflation on our net holdings of monetary assets and liabilities during a period of inflation.  Assets and liabilities are considered “monetary” for purposes of restatement for wholesale-price level changes if their values are fixed by contract or otherwise in terms of number of currency units, regardless of changes in specific prices or in the WPI.  Examples of “monetary” assets and liabilities include accounts receivable, accounts payable and cash stated in pesos.  The restatement merely reflects the effects of inflation, and does not imply either a generation or use of funds.

On March 25, 2003 the Argentine government issued Decree No. 664/03 providing that financial statements for periods ending on a date subsequent to the date of that Decree be expressed in nominal currency.  Consequently, the CNV issued Resolution No. 441/03 providing for the elimination of inflation adjustment for all financial statements effective March 1, 2003.  As of the date of this Form 20-F, given that the CPCECABA has not yet approved the discontinuance of the restatement of financial statements, the elimination of inflation adjustment for all financial statements does not comply with Argentine GAAP.

Our Audited Consolidated Financial Statements have been audited by our Independent Auditors, whose report is included herein.  Our financial statements as of and for the year ended December 31, 2002 have been prepared on the assumption that we will continue to operate as a going concern.  Our Independent Auditors have issued reports stating that we have suffered recurring losses from operations and have a net capital deficiency.  The reports also state that we have been negatively impacted by the Argentine government’s adoption of various economic measures and by the devaluation of the peso.  These matters raise substantial doubt as to our ability to continue to operate as a going concern.  The financial statements as of and for the year ended December 31, 2002 do not include any adjustments that might result from the outcome of this uncertainty.  See “Risk Factors—Risks Relating to Multicanal—Auditor’s Doubt as to Our Ability to Operate as a Going Concern.”

At December 31, 2002, our foreign currency consolidated balance financial debt including accrued interest and seller debt was U.S.$583.7 million.

As of February 11, 2002, the government had established a single market for all exchange transactions at a single free-floating exchange rate, although foreign exchange controls remained in place for numerous transactions.

Assets and liabilities in currencies other than the Argentine peso as of December 31, 2001 were valued at the exchange rate of Ps.1.00 per U.S.$1.00, or the equivalent in the currency of denomination, as of the date of the suspension of the foreign exchange market in accordance with General Resolution No. 392 of the CNV.  Our total consolidated bank and financial debt as of December 31, 2002 amounted to U.S.$583.7 million (including accrued interest and seller debt) and Ps.66.0 million (including accrued interest).  The effects of the devaluation of the Argentine peso was reflected in the 2002 consolidated financial statements in accordance with Argentine GAAP.  Net losses originating from the application of foreign exchange rates to foreign currency-denominated assets and liabilities as of the effective date of the Public Emergency Law are only deductible for income tax purposes up to 20% per annum in each of the first five fiscal years ended after the effective date of the Public Emergency Law.

Our revenues are realized principally through monthly fees charged to our subscribers payable in pesos.  Although substantially all of our financial expenses are denominated in U.S. dollars, we have not used financial instruments to hedge our currency risk.  The significant devaluation of the peso beginning in January 2002 has resulted in an increase in the cost of servicing our debt and, therefore, has had a material adverse effect on our results of operations.  We have defaulted on all payments on our Existing Notes and on all principal payments and a significant portion of our interest payments on our Bank Loans since February 2002.

As of the date of this Form 20-F, we have been informed that at least 34 involuntary bankruptcy petitions have been filed against us.  Of those 34 petitions, we have been served with process on 32, and 26 have been dismissed by the court.  Of the 26 dismissed petitions, 18 have appealed and the dismissal of all 18 has been upheld by the Court of Appeals.  Eight remain subject to appeal and are therefore not final.  We have been informed by Argentine counsel that 6 cases have been appealed and are still pending resolution by the Court of Appeals.  We have deposited in escrow with the court the peso equivalent of the amounts claimed by the plaintiffs (converted at an exchange rate of U.S.$1.00 per Ps.1.00, adjusted by applying the CER), together with accrued interest at a rate of 8% and an amount to cover legal costs.

We can provide no assurance that the court (i) will not allow the remaining 8 petitions that have been dismissed to be appealed, (ii) will dismiss the 6 petitions that are still pending, or (iii) not require us to deposit additional amounts in escrow.

The Argentine Economy

We are an Argentine sociedad anónima (a corporation with limited liability) and substantially all of our facilities and approximately 87% of our subscribers are presently located within Argentina.  In the fourth quarter of 1998, the Argentine economy entered into a recession that caused the gross domestic product to decrease by 3.4% in 1999, 0.8% in 2000 and 4.4% in 2001 (with a 10% drop in the fourth quarter compared to the third quarter) led by large declines in the construction and automotive sectors, according to the Argentine Economy Ministry.  During 2002 the GDP decreased by an estimated 10.9%.  The unemployment rate increased from 14.5% in May 1999 to 15.4 % in May 2000 and 16.4% in May 2001 and 18.3% in October 2001.  In May 2002, the unemployment rate increased to 21.5%, while in October 2002 it decreased to 17.8%.

Measures taken by the Argentine government during 2001 were insufficient to restore investor confidence, and spreads on Argentine government securities reached record highs, as speculation increased that Argentina would cease honoring its debt obligations.  The government responded to the lack of investor confidence by adopting additional measures designed to further control public sector spending, such as the Zero Deficit Law No. 25,453 passed on July 30, 2001, which provided that the government’s monthly expenditures could not exceed the revenues of such month (excluding the proceeds of any financing) and empowered the Secretary of the Treasury to eliminate dispensable expenditures to meet the balanced budget requirement.  In addition, in December 2001, the Argentine government adopted severe measures to safeguard the viability of the banking system in light of increasing withdrawals of deposits in the second half of 2001.  These measures barred transfers of funds outside Argentina, except (i) trade related payments, (ii) payments or withdrawals through credit or debit cards issued in Argentina, and (iii) payments on financial transactions approved by the Central Bank.

On December 1, 2001, in the face of increasing withdrawals of deposits from the financial system, the Argentine government imposed restrictions on the amount of money holders could withdraw from banks and introduced exchange controls restricting capital outflows.  As of December 3, 2001, remittances of foreign exchange, including for the payment of debt obligations, were subject to Central Bank approval with certain exceptions.

On December 19, 2001, President de la Rúa and his entire cabinet resigned (which was accepted on December 20, 2001) amidst continued economic turmoil and social unrest.  After a series of interim presidents, in January 1, 2002 at a joint session of Congress, Eduardo Duhalde, a Peronist senator who had been defeated by former President de la Rúa in 1999, was elected to complete Mr. de la Rúa’s term through the end of 2003.

On January 6, 2002 Congress enacted the Public Emergency Law, which amended certain provisions of the Convertibility Law and eliminated the requirement that the Central Bank’s reserves in gold and foreign currency be at all times equivalent to at least 100% of the monetary base.  The Public Emergency Law abolished the U.S. dollar to peso parity regime and granted the executive branch the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market.  The peso now floats freely and on June 24, 2003 traded at an exchange rate Ps.2.77 per U.S.$1.00.

Since January 6, 2002, additional regulations were approved by the Argentine government, including:

•                  ending the Convertibility Law, with the resulting devaluation of the peso;

•                  converting U.S. dollar-denominated debts into peso-denominated debts at a one-to-one exchange rate;

•                  converting U.S. dollar-denominated bank deposits into peso-denominated bank deposits at an exchange rate of Ps.1.40 per U.S. dollar;

•                  restructuring bank deposits and continuing restrictions on bank withdrawals and transfers abroad;

•                  amending the Central Bank’s charter to allow it to print currency in excess of the amount of the foreign reserves it holds, make short-term advances to the federal government and provide financial assistance to financial institutions with liquidity constraints or solvency problems;

•                  requiring the obligatory sale, currently suspended, by all banks of all their foreign currency within Argentina to the Central Bank at an exchange rate of Ps.1.40 per U.S. dollar; and

•                  repealing the prior consent requirement from the Central Bank in order to make payments of principal or interest on financing debt obligations.

Although the long-term effect of the current crisis and the new governmental measures remains uncertain, they have had an immediate and materially adverse effect on our liquidity, financial condition, anticipated results of operations and business prospects, including:

•                  eliminating expectations that we may be able to raise in the capital or banking markets the funds needed to refinance significant maturities that became due in 2002 and coming due in 2003; and

•                  giving rise to a significant decline in the value of our assets and anticipated revenues.  The recent developments described above have caused us to revise our strategy and, based on our current projections of future cash flows, impair the carrying value of the goodwill related to past acquisitions as of December 31, 2002 by Ps.312.7 million.

The Argentine government faces severe constraints on its ability to service its debt obligations due to the devaluation of the Argentine currency.  Peso-denominated tax revenues constitute the primary source of its earnings, but most of its financial liabilities are U.S. dollar-denominated.  To date, there is uncertainty as to the terms of the restructuring of Argentina’s external debt, or the timing of any such restructuring.  The adoption of austere fiscal measures, which may be required to repay the Argentine government’s debt, even after a restructuring, and to keep its budget balanced, may lead to renewed social unrest and political instability.

Prior to the adoption of the Convertibility Law, the Argentine government proved unable to maintain a strict monetary policy and control inflation.  In the past, inflation materially undermined the Argentine economy and the government’s ability to create conditions that would permit growth.  Continued high inflation could deepen Argentina’s current economic recession.

It is premature to predict how the government will ultimately address the crisis that continues to affect the Argentine economy.

The Argentine government has historically exercised significant influence over the economy.  Due to the Argentine crisis, the Argentine government has promulgated numerous, far-reaching and not always consistent laws and regulations affecting the economy.  We cannot assure you that laws and regulations currently governing the economy will not continue to change in the future, particularly in light of the continuing economic crisis, or that any changes will not adversely affect our business, financial condition or results of operations as well as our ability to honor our debt obligations.

Other Factors Affecting our Results and Financial Condition

Source of Revenues.  Since our formation in 1991, we have generated approximately 90% of our revenues from monthly customer charges for basic cable service and the balance from connection fees and advertising.  More recently, we have also generated revenues from premium and pay-per-view fees.  A decrease in the number of subscribers has a direct impact on net revenues, although it also causes a reduction in certain of our operating expenses.  During 2002, our subscriber base decreased by approximately 352,000 subscribers.  We believe that this decrease is primarily attributable to the continued slow-down of the Argentine economy and an increase in the value-added taxes imposed on cable television services.

Effects of Inflation.  For almost ten years, Argentina experienced very low levels of inflation and in certain years, deflation.  During several of these years, the purchasing power of a large segment of the population increased, together with consumer confidence.  We initiated our business during that period, and our growth internally and through acquisitions reflects the overall increase in the level of economic activity.  The recession which affected the country since 1998 gradually undermined the purchasing power of many of our customers, induced an increase in our churn and adversely affected our results of operations.  These adverse trends accelerated with the significant devaluation and the inflation that followed.  During 2002 the WPI increased by 118%, compared to slight deflation during 2001.  During periods of high inflation, effective wages and salaries tend to fall and consumers adjust their consumption patterns to eliminate unnecessary expenses, including cable television services.  Our subscriber base contracted by 27% during 2002.  Our ability to compensate for the decrease in revenues resulting from such a drop in our subscriber base through increases in monthly fees were limited and inadequate to compensate us for our increasing costs.  Our financial condition and results of operations may continue to deteriorate if the rates of inflation experienced in 2002 continue.

Acquisition and Internal Growth.  We operate primarily in Argentina.  A principal element of our strategy was to increase our subscriber base through the acquisition of cable television companies and the expansion of our existing systems.  We acquired 121 companies between 1991 and 2002, with approximately 1,242,400 subscribers at acquisition.  Approximately 352,000 subscribers left our cable systems during 2002, negating internal net growth that had occurred through December 31, 2001.

We seek to improve operating performance and cash flow through the consolidation of acquired systems.  Our consolidation effort has intensified since 1995 through the implementation of an administrative structure that facilitated the consolidation and centralization process.  These efforts resulted in a significant improvement in our results of operations since 1996.  In addition, we have absorbed 71 of our wholly-owned subsidiaries and have further consolidated our operations through the elimination of duplicative administrative functions.  At December 31, 2002, we served directly approximately 80% of the combined subscriber base of ourselves and our subsidiaries.

We do not expect any significant increase in our subscriber base whether through internal growth or acquisitions, unless the economy stabilizes and conditions for growth in the service sectors of the economy are restored.

Factors Affecting Period-to-Period Comparability.  Period-to-period comparisons of our financial results for prior periods are affected by the acquisitions we completed and by differences in the classification of certain revenues and expenses by acquired companies.  These classification differences do not affect the calculation of Adjusted EBITDA under Indentures (as defined herein) and are eliminated on a going forward basis as acquired businesses are integrated into our system.  In the opinion of management, these classification differences are not material within the context of our financial statements, taken as a whole.  The difference between the book value of the assets of companies we acquired and the price paid for those companies is recorded as goodwill.  At December 31, 2002, goodwill amounted to Ps.1,164.7 million and represented 57.1% of our total assets and 544.5% of our shareholders’ equity.  As of the date of this Form 20-F Comfer has not approved some of our new acquisitions.  As of the date of this Form 20-F Comfer has approved Multicanal as shareholder of 25 licensees out of 99 licensees we have acquired.

Period-to-period comparisons of financial results for future periods are likely to be affected by inflation.  While inflation accounting improves the comparability of financial statements, it does not eliminate or correct many of the distortions created by inflation, that will affect period-to-period comparisons of our financial results.

Adjusted EBITDA under Indentures.  We define Adjusted EBITDA under Indentures as operating income (loss) plus depreciation and amortization.  We believe that Adjusted EBITDA under Indentures is a meaningful measure of performance because it is commonly used in the cable television industry to analyze and compare cable television companies on the basis of operating performance, leverage and liquidity.  Nonetheless, Adjusted EBITDA under Indentures is not a measure of net income or cash flow from operations and should not be considered as an alternative to net income, an indication of our operating performance, an alternative to cash flow from operating activities or a measure of liquidity.  Because EBITDA measures are not determined in accordance with U.S. GAAP, other companies may compute EBITDA in a different manner.  Therefore, EBITDA as reported by other companies may not be comparable to Adjusted EBITDA under Indentures as we report it.  See footnote 7 to the table in  “Item 3—Selected Financial Data” for a reconciliation of Adjusted EBITDA under Indentures to cash flows from operating activities.

Consolidation of the Industry.  The consolidation of the cable television industry increases the level of competition that we face.  In October 1997, a further consolidation of the Argentine cable television industry resulted from the joint acquisition by us and Cablevisión of 100% of the shares of the VCC Group.  Before its acquisition by us and Cablevisión, the VCC Group constituted Argentina’s second largest MSO.  We and Cablevisión divided the subscribers, assets and liabilities of the VCC Group effective as of July 1, 1998.  See “The Company—Acquisitions of Cable Networks—Recent Acquisitions.”  We believe that the consolidation of the cable television industry in Argentina has reinforced the need to undertake frequent investments to remain competitive.

Tax Reform.  Since 1998, the Argentine government has approved a series of revisions to the Argentine taxation system.  It has:

•                  extended the scope of value-added tax (“VAT”) to amounts we charge for advertising and for cable television services at a rate of 21%; and

•                  increased the general corporate income tax from 33% to 35%.

In May 2001, the cable television industry signed an agreement with the Argentine Federal Government to improve the competitiveness of the sector.  Under its terms, companies who acceded to the agreement could:

•                  credit payments made to SADAIC, Fondo Nacional de las Artes, Argentores, and AADI-CAPIF against VAT; and

•                  be exempted from the minimum notional income tax.

We acceded to the agreement and became eligible for its benefits as of August 2001, and the benefits only applied until March 2003.  Also on August 13, 2001, the Argentine government issued Decree No. 1008/01 allowing us to reduce our payment obligations on account of VAT by the amounts previously paid to Comfer that were not previously applied to reduce our payment obligations on account of VAT.  The amounts paid to Comfer that are not applied in a given fiscal period can be transferred to any future fiscal period.  On March 31, 2003 the “competition tax regime” created in 2001 expired along with the tax benefits arising under that regime.  In our case, this will result in (1) the re-imposition of the minimum notional income tax, and (2) the inability to credit payments made SADAIC, Fondo Nacional de las Artes, Argentores, and AADI-CAPIF against VAT.

In April 2003, the Argentine government issued Decree No. 743/03 which allows companies in our industry to partially credit social security taxes accrued in the period between April 1, 2003 and July 31, 2003 against VAT.  Presently, the rate applicable to social security taxes is 21% over gross salaries.

Critical Accounting Policies

In connection with the preparation of the financial statements included in this Form 20-F, we have relied on variables and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant.  Although we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operations often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities.  Actual results may differ from those estimated under different variables, assumptions or conditions.  In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included the following comments related to each critical accounting policy described below.

Under Argentine GAAP

Impairment of Long Lived Assets

Our accounting policies require that we test long-lived assets for impairment whenever indicators of impairment exist.  If any impairment were indicated as a result of such reviews, we would measure it using techniques such as comparing the discounted cash flows of the business to our book value or by obtaining appraisals of the related business. As of December 31, 2002 Argentine GAAP requires that if the sum of the future discounted cash flows expected to result from the assets is less than a company’s reported value of the assets, then the asset is not recoverable and the company must recognize an impairment.  The amount of impairment to be recognized is the excess of the reported value of the assets over the fair value of those assets.

Management has reviewed our long-lived assets, primarily property and equipment to be held and used in the business, long-term investments and goodwill for the purposes of determining and measuring impairment. Given the significant negative impact that is expected on our operating results as a result of the devaluation, the pesification and the continued macro-economic slowdown in Argentina, and as management’s best estimate of discounted future cash flows is below the carrying value of our long-lived assets, under Argentine GAAP we recorded impairment charges during the years ended December 31, 2002 and 2001 amounting to Ps.312.7 million and 326.1 million, respectively.

We believe that the accounting estimate related to this asset impairment is a “critical accounting estimate” because:  (1) it is highly susceptible to change from period to period because it requires management to make assumptions about future revenues and costs; and (2) the impact that recognizing an impairment has on the assets reported on our balance sheet as well as our net loss is material.  Management’s assumptions about future revenues, as well as future number of subscribers, operating costs and selling, general and administrative costs require significant judgment because actual revenues and subscribers have been seriously affected by the continued macro-economic slowdown in Argentina and are expected to continue to be so affected. In estimating future revenues, as well as future number of subscribers, operating costs and selling, general and administrative costs, we used our internal projections.

Although we believe our estimates are appropriate, significant differences in the actual performance of the asset or group of assets may materially affect our asset values and results of operations.

Allowances for Doubtful Accounts

Management makes estimates of the uncollectability of its accounts receivable and maintains allowances for doubtful accounts for estimated losses resulting from customers’ failure to make required payments.  If the future payments by our customers were to differ from the estimates, we may need to increase or decrease the allowances for doubtful accounts, which could affect the reported results of operations.

Provision for Obsolescence of Materials

Provision for potentially obsolescent or slow-moving materials is made based on management’s assumptions about their future consumption.

While, based on our experience, losses due to obsolescence of materials have been within expectations and the provisions established, if circumstances change (i.e., significant changes in technology), management’s estimates of the recoverability of these materials could be reduced by a material amount. In this case, our results of operations, financial condition and net worth would be further materially and adversely affected.

Loss Contingencies

Loss contingencies are accrued when it is reasonably certain that the loss will be incurred, but uncertainty exists relating to the amount or the date on which they will arise.  Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available as of the date of preparation of the financial statements. However, if reserves prove to be inadequate and we incur a charge to earnings, such charges could have a material adverse effect on our earnings and liquidity for the applicable period.

Under US GAAP

Impairment of Goodwill

The determination as to whether goodwill is impaired requires a great deal of judgment. Prior to January 1, 2002, we evaluated goodwill for impairment whenever events or changes in circumstances indicated that the carrying value might not be recoverable.

Under US GAAP, on January 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets”.  In accordance with such adoption, we identified all reporting units in conjunction with the provisions of SFAS No. 142 and allocated all goodwill accordingly. Beginning in 2002, goodwill is evaluated for impairment annually, or whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. We tested goodwill for impairment using the two-step process prescribed in SFAS No.142. The first step is a comparison of the fair value of the reporting unit with its carrying amount, including goodwill. If this step reflects impairment, then the loss would be measured as the excess of recorded goodwill over its implied fair value. Implied fair value is the excess of the fair value of the reporting unit over the fair value of all recognized and unrecognized assets and liabilities.

Under U.S. GAAP we recorded a Ps.300 million impairment charge during the year ended December 31, 2002 and Ps.183 million as the cumulative effect of the adoption of SFAS No. 142. The fair value of that reporting unit was estimated using the expected present value of future cash flows.

Although we believe our estimates are appropriate, significant differences in the actual performance of the reporting units may materially affect our goodwill values and results of operations

Deferred Income Taxes

Deferred income taxes are provided to reflect the net tax effects of temporary differences between the financial reporting and the tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws in each of the relevant jurisdictions.  Deferred income taxes reflect management’s assessment of actual future taxes to be paid on items reflected in the financial statements, giving consideration to both timing and probability of realization.

Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.  Actual income taxes could vary from these estimates due to future changes in income tax law or results from final review of our and our subsidiaries’ tax returns by taxing authorities.

We have recorded a valuation allowance of Ps.592 million as of December 31, 2002 due to uncertainties related to our ability to utilize certain deferred tax assets, primarily consisting of tax losses carried forward, before they expire. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance.  However, in the event management were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made.

Results of Operations

The following table sets forth, for the periods indicated, certain statement of operations data and Adjusted EBITDA under Indentures in thousands of pesos and as a percentage of net revenues:

	Year Ended December 31,
	2002	2001	2000
	(thousands of pesos)
Net revenues	574,728	1,015,473	1,040,170
Direct operating expenses	(310,170)	(498,531)	(492,303)
Selling, general, administrative and marketing	(122,631)	(194,559)	(221,259)
Depreciation and amortization	(306,855)	(332,188)	(334,944)
Operating (loss) income	(164,927)	(9,805)	(8,337)
Financial income (expenses) and holding gains, net	(471,466)	(222,452)	(244,305)
Other non-operating income (expenses), net	(309,500)	(356,225)	(34,286)
Gain (loss) on sale of investees	25	322,515	—
Income taxes and/or tax on minimum notional income	(4,932)	(11,328)	(21,654)
Net loss	(938,461)	(284,044)	(319,477)
Adjusted EBITDA under Indentures	141,928	322,382	326,607

	Year Ended December 31,
	2002	2001	2000
	(as a percentage of net revenues)
Net revenues	100.0%	100.0%	100.0%
Direct operating expenses	(54.0)	(49.1)	(47.3)
Selling, general, administrative and marketing	(21.3)	(19.2)	(21.3)
Depreciation and amortization	(53.4)	(32.7)	(32.2)
Operating (loss) income	(28.7)	(1.0)	(0.8)
Financial income (expenses) and holding gains, net	(82.0)	(21.9)	(23.5)
Other non-operating income (expenses), net	(53.9)	(35.1)	(3.3)
Gain (loss) on sale of investees	—	31.8	—
Income taxes and/or tax on minimum notional income	(0.9)	(1.1)	(2.1)
Net loss	(163.3)	(28.0)	(30.7)
Adjusted EBITDA under Indentures	24.7	31.7	31.4

Set forth below is a discussion and analysis of our results of operations for the years ended December 31, 2002, 2001, and 2000.

Years Ended December 31, 2002 and 2001

Net Revenues.  Net revenues were Ps. 574.7 million for the year ended December 31, 2002. This figure represents a decrease of 43.4% compared to net revenues of Ps. 1,015.5 million for the year ended December 31, 2001.  The decrease in net revenues in this period as compared to the year ended December

31, 2001 is attributable to our inability to increase the basic fees for our services at a rate equal to or greater than the general rate of inflation (during the year ended December 31, 2002 we increased prices approximately 48%, compared with an increase in the WPI of 118%), the continued loss of subscribers (approximately 352,000 over the year ended December 31, 2002) and a reduction in advertising sales.  The decrease in Argentine net revenues was partially offset by an increase in revenues (in peso terms) from our international operations (Uruguay and Paraguay), a decrease of charges for the allowance for doubtful accounts, an increase in other sales and a reduction in direct taxes.

Our revenues are presented net of various direct taxes that are charged on our gross revenues and which represent on average approximately 0.5% of gross revenues.  These taxes, which are levied on billed amounts excluding amounts charged off, include several direct taxes and a tax on gross revenues generated in La Pampa, Chaco and Corrientes.  From January 1, 1999 through August 12, 2001, we were allowed to reduce our payment obligations on account of value-added taxes at the end of each month by the amounts paid to Comfer during that month.  From August 13, 2001 to December 2002, we were also allowed to reduce our payment obligations on account of value-added taxes by the amounts previously paid to Comfer that were not previously applied to reduce our payment obligations on account of value-added taxes.  Our revenues are also presented net of charges for the allowance for doubtful accounts.

Direct Operating Expenses.  Our direct operating expenses were Ps. 310.2 million for the year ended December 31, 2002.  This figure represents a decrease of 37.8% over our direct operating expenses of Ps. 498.5 million in the year ended December 31, 2001, which is mainly attributable to a decrease in programming rights, payroll and social security, printing and distribution of magazines, taxes rates and contributions, rentals and sundry.

Direct operating expenses consist principally of:

•                  signal delivery fees paid to programming suppliers,

•                  wages, benefits and fees paid to employees and subcontracted service firms for the repair and maintenance of Multicanal-owned cable networks and customer disconnections, and

•                  to a lesser extent, the costs of related materials consumed in these repair and maintenance activities (primarily in foreign currency, since these inputs are imported), costs associated with pole rental and the printing cost for Multicanal’s monthly publication.

Selling, General, Administrative and Marketing Expenses.  Our selling, general, administrative and marketing expenses were Ps. 122.6 million in the year ended December 31, 2002.  This figure represents a decrease of 37.0% from Ps. 194.6 million in the year ended December 31, 2001, which is attributable principally to a decrease in payroll and social security, sales commissions, taxes rates and contributions, personnel expenses, building expenses and sundry, and was partially offset by an increase in employee dismissals.

Our selling, general, administrative and marketing expenses consist of:

•                  professional fees,

•                  wages and benefits of non-technical employees,

•                  sales commissions,

•                  advertising,

•                  insurance,

•                  rental of office space, and

•                  other office related expenses.

Depreciation and Amortization.  Depreciation and amortization expenses were Ps. 306.9 million in the year ended December 31, 2002.  This figure represents a decrease of 7.6% compared to depreciation and amortization expenses of Ps. 332.2 million in the year ended December 31, 2001. This decrease in the Company’s depreciation and amortization expenses was mainly due to the decrease in the value of intangible assets as a result of the impairment charge recorded as of December 31, 2001.

Financial(Income) Expenses and Holding Gains Net.  Our net financial expenses and holding losses were Ps. 471.5 million in the year ended December 31, 2002.  This figure represents an increase of 111.9% from financial expenses and holding losses, net, of Ps. 222.5 million in the year ended December 31, 2001.  This increase is attributable principally to the impact of the devaluation of the peso in relation to the U.S. dollar on the Company’s U.S. dollar-denominated debt (Ps. 833.0 million) and was partially offset by the gain on cancellation of Notes acquired in the open market (Ps. 417.8 million) and the net gains resulting from the impact of inflation on our monetary assets and liabilities (Ps. 176.7 million).

Other Non-Operating Income (Expenses), Net.  Other non-operating expenses, net, were Ps. 309.5 million in the year ended December 31, 2002, compared to other non-operating expenses, net, of Ps. 356.2 million in the year ended December 31, 2001.  Other non-operating expenses, net, during the year ended December 31, 2002 decreased mainly due to a lower impairment charge recorded in the year ended December 31, 2002 (Ps. 312.7 million) as compared to the impairment charge recorded in the year ended December 31, 2001 (Ps. 326.1 million), a lower provision for employee dismissals, lower provisions made on account of contingent liabilities, and a decrease in sundry.

Gain (Loss) on Sale of Investees.  Gains on sale of investees were Ps. 322.5 million during the year ended December 31, 2001 as a result of a net gain from the sale of the Company’s interest in DirecTV Latin America LLC.

Income Taxes and/or Tax on Minimum Notional Income.  Income taxes were Ps. 4.9 million in the year ended December 31, 2002, compared to Ps. 11.3 million in the year ended December 31 2001.  In October 2001 the Company was added to the register of beneficiaries of the agreements to improve competitiveness and employment and as a result, the Company was exempted from the tax on minimum notional income for fiscal year 2001 and future years.  That exemption as originally contemplated in the competitiveness law expired on March 31, 2003.  In our case, this will result in the reimposition of the minimum notional income tax.

Net Loss.  We had a net loss of Ps. 938.5 million in the year ended December 31, 2002, as compared to a net loss of Ps. 284.0 million in the year ended December 31, 2001, as a result of the factors described above.

Adjusted EBITDA under Indentures.  Our Adjusted EBITDA under Indentures in the year ended December 31, 2002 was Ps. 141.9 million.  This figure represents a decrease of 56.0% compared to our Adjusted EBITDA under Indentures of Ps. 322.4 million in the year ended December 31, 2001.  Our Adjusted EBITDA under Indentures margin (Adjusted EBITDA under Indentures/net revenues) decreased to 24.7% compared to 31.7%, due primarily to a decrease in revenues at a faster pace than our reduction of costs. See footnote 7 to the table in  “Item 3—Selected Financial Data” for a reconciliation of Adjusted EBITDA under Indentures to cash flows from operating activities.

Years Ended December 31, 2001 and 2000

Net Revenues.  Net revenues were Ps. 1,015.5 million for the year ended December 31, 2001.  This figure represents a decrease of 2.4% over net revenues of Ps. 1,040.2 million for the year ended December 31, 2000.

The decrease in net revenues in this period was mainly attributable to the loss of approximately 70,000 subscribers over the year ended December 31, 2001 due to the continued slow-down of the Argentina economy as well as a decrease in advertising sales, and an increase in the charges for the allowance for doubtful accounts, which was partially offset by an increase in other sales, a reduction in direct taxes and the authorization to apply Comfer taxes paid in previous months (and not previously applied) to reduce the Company’s value added tax liabilities.

Our revenues for 2001 are presented net of various direct taxes that are charged on our gross revenues and which represent on average approximately 1.4% of gross revenues.  These taxes, which are levied on billed amounts excluding amounts charged off, include several direct taxes and a tax on gross revenues generated in La Pampa, Chaco and Corrientes.  From January 1, 1999 through August 12, 2001, we were allowed to reduce our payment obligations on account of valued added taxes at the end of each month by the amounts paid to Comfer during that month.  Since August 13, 2001, we are also allowed to reduce our payment obligations on account of value added taxes by the amounts previously paid to Comfer that were not previously applied to reduce our payments obligations on account of value added taxes.  Our revenues are also presented net of charges for the allowance for doubtful accounts.

Direct Operating Expenses.  Our direct operating expenses were Ps. 498.5 million in the year ended December 31, 2001.  This figure represents an increase of 1.3% over our direct operating expenses of Ps. 492.3 million in the year ended December 31, 2000.  This increase was primarily due to a higher cost in programming rights and increased provisions for various contingent obligations, and was partially offset by a reduction in payroll and social security and in sundry.

Direct operating expenses consist principally of:

•                  signal delivery fees paid to programming suppliers,

•                  wages, benefits and fees paid to employees and subcontracted service firms for the repair and maintenance of Multicanal-owned cable networks and customer disconnections, and

•                  to a lesser extent, the costs of related materials consumed in these repair and maintenance activities, costs associated with pole rental and the printing cost for Multicanal’s monthly publication.

Selling, General, Administrative and Marketing Expenses.  Our selling, general, administrative and marketing expenses were Ps. 194.6 million in the year ended December 31, 2001.  This figure represents a decrease of 12.1% from Ps. 221.3 million in the year ended December 31, 2000. The decrease was principally due to savings in publicity and advertising and in payroll and social security, and to a lesser extent, to the decrease in building expenses, security and surveillance services, rentals, office expenses and representation and travel expenses, and was partially offset by an increase in fees and compensation for services, and increased provisions for various contingent obligations.

Our selling, general, administrative and marketing expenses consist of:

•                  professional fees,

•                  wages and benefits of non-technical employees,

•                  sales commissions,

•                  advertising,

•                  insurance,

•                  rental of office space, and

•                  other office related expenses.

Depreciation and Amortization.  Depreciation and amortization expenses were Ps. 332.2 million in the year ended December 31, 2001.  This figure represents a decrease of 0.8% over depreciation and amortization expenses of Ps 334.9 million in the year ended December 31, 2000. Depreciation and amortization expenses consist of depreciation of property and equipment and amortization of goodwill, deferred charges and other intangible assets.

Financial (Income) Expenses and Holding Gains Net. Our net financial expenses and holding losses were Ps. 222.5 million in the year ended December 31, 2001.  This figure represents a decrease of 8.9% from financial expenses and holding losses, net, of Ps. 244.3 million in the year ended December 31, 2000.  The lower financial expenses are attributable to a decrease in the outstanding principal amount of our debt as a result of amortizations and the cancellation of notes acquired in open market repurchases, and a lower charge for tax on interest.  Such savings were partially offset by an increase in bank expenses, a tax on debits and credits to bank accounts and a higher level of commissions.

Other Non-Operating Income (Expenses), Net.  Other non-operating expenses, net, were Ps. 356.2 million in the year ended December 31, 2001, compared to other non-operating expenses, net, of Ps. 34.3 million in the year ended December 31, 2000.  Other non-operating expenses, net, during the year ended December 31, 2001 consisted primarily of an impairment charge on the value of goodwill of Ps.326.1 million based upon the Company’s projections and severance payments made in connection with the reorganization of our personnel structure and reserves made on account of contingent liabilities.

Gains on Sales of Investments.   Gains on sales of Investments were Ps. 322.5 in the year ended December 31, 2001 as a result of a net gain from the sale of the Company’s interest in DirecTV Latin America LLC.

Income Taxes and/or Tax on Minimum Notional Income.  Income taxes were Ps. 11.3 million in the year ended December 31, 2001, compared to Ps. 21.7 million in the year ended December 31, 2000.  This decrease was principally due to the effect of a lower minimum notional income tax charge as a result of the minimum notional income tax allowance generated in year ended December 31, 2001 as compared to the year ended December 31, 2000.  In October 2001, the Company became a beneficiary of a special regime granting it an exemption from the tax on minimum notional income for fiscal year 2001 and future years.

Net Loss.  We had a net loss of Ps. 284.0 million in the year ended December 31, 2001, as compared to a net loss of Ps. 319.5 million in the year ended December 31, 2000.  The net gain resulting from the sale of the Company’s interest in DirecTV Latin America LLC, described above, almost offset the net loss resulting from the impairment charge on the value of goodwill.

Adjusted EBITDA under Indentures.  Our Adjusted EBITDA under Indentures in the year ended December 31, 2001 was Ps. 322.4 million.  This figure represents a decrease of 1.3% over our Adjusted EBITDA under Indentures of Ps. 326.6 million in the year ended December 31, 2000.  Our Adjusted EBITDA under Indentures margin (Adjusted EBITDA under Indentures/net revenues) increased slightly to 31.7% compared to 31.4%.  See footnote 7 to the table in  “Item 3—Selected Financial Data” for a reconciliation of Adjusted EBITDA under Indentures to cash flows from operating activities.

Income Taxes

In accordance with previous Argentine tax regulations, the income tax was applied at a statutory rate of 33% on taxable income for each fiscal year.  Effective December 31, 1998, the statutory corporate income tax rate in Argentina was increased by the tax reform enacted by the Argentine Congress from 33% to 35%, retroactive to January 1, 1998.  See “Item 5. Operating and Financial Review and Prospects-Overview-Tax Reform.”

Under Argentine law, each corporation within a group is independently liable for income taxes and, although the Company presented pre-tax accounting losses on a consolidated basis (net loss before income taxes) of Ps.933.5 million, Ps.272.7 million and Ps.297.8 million for the years ended December 31, 2002, 2001, and 2000, some of its subsidiaries generated taxable income and paid income taxes.  Under Argentine GAAP, income tax expense is generally recognized based upon the estimate of the current income tax liability. When income and expense recognition for financial statement purposes does not accrue in the same period as income and expense recognition for tax purposes, the resulting temporary differences are not considered in the computation of income tax expense for the period. Similarly, under Argentine GAAP, no deferred tax assets are recorded to reflect net operating loss carryforwards. Tax loss carryforwards in Argentina may be used for five years. In our case, Ps.44.8 million expire in 2003, Ps.53.1 in 2004, Ps.63.9 million in 2005, Ps.1.2 million in 2006, and Ps.1,058.8 million in 2007.  See Note 18(a) to the Audited Financial Statements included in this annual report.

In June 1998, the Argentine tax authorities notified VCC that it had failed to maintain adequate collateral with respect to certain deferred tax obligations generated by its investments in Sierras de Mazán S.A. under an industrial promotion regime.  In consequence, the tax authorities demanded payment of approximately Ps.6.9 million and fines and interest accrued thereon.  The Company and Cablevisión caused VCC to institute administrative proceedings to challenge such decision.  On April 8, 1999, the Administración Federal de Ingresos Públicos (“Federal Administration of Public Revenues”) reversed the decision previously rendered by the Argentine tax authorities confirming that the deferred tax obligations are properly collateralized.

U.S. GAAP Reconciliation

Net loss determined in accordance with U.S. GAAP would have been Ps.(52.8) million, Ps.(1,544.9) million, and Ps.(385.4) million for the years ended December 31, 2002, 2001, and 2000 respectively, as compared with net loss of Ps.(938.5) million, Ps.(284.0) million, and Ps.(319.5) million determined under Argentine GAAP for the same periods.  The principal differences affecting the determination of net loss are (i) organizational and preoperating costs have been written off for U.S. GAAP purposes and, accordingly, the amortization charge is reversed, (ii) the effects on depreciation and amortization of the different bases for determination of the underlying net asset acquired and the goodwill on the combination of businesses which have been treated on the purchase method, (iii) vacation accrual, (iv) effect on the amortization of goodwill of the discounting of non-interest bearing acquisition related debt, (v) the recognition of deferred income tax effects, (vi) the discounting of non-interest bearing acquisition-related debt, (vii) interest capitalization, (viii) foreign currency translation adjustment, (ix) the reversal of the provision for severance indemnities, (x) foreign exchange differences, (xi) transfer of financial assets, (xii) impairment adjustment, and (xiii) the effects on deferred taxes, investments carried under the equity method and minority interest of the above reconciling items. Shareholders’ (deficit) determined in accordance with U.S. GAAP would have been Ps.(636.2) million and Ps.(575.1) million as of December 31, 2002 and 2001, respectively. The principal differences affecting the determination of shareholders’ equity are those described above. For a discussion of the principal differences between Argentine and U.S. GAAP as they relate to the Company’s consolidated net loss and shareholders’ deficit, see Note 15 to the Audited Financial Statements and for a quantitative reconciliation of such differences, see Note 16 to the Audited Financial Statements.

Liquidity and Capital Resources

We operate in a capital intensive industry which requires significant investments. In the past, our growth strategy has involved the acquisition of other cable television companies and the active improvement and expansion of our existing and acquired networks and equipment. We have historically relied on four main sources of funds:

(1)          equity contributions from our shareholders,

(2)          borrowings under bank facilities or debt security issuances,

(3)          cash flow from operations; and

(4)          financing by sellers of cable systems we acquire.

The conditions affecting the Argentine economy since 1998 and the uncertainties as to future developments have prevented us from raising the funds required to discharge our debt obligations as they became due in 2002 and coming due in 2003.  As a result, we have defaulted on all payments on our Existing Notes, and all principal payments and a substantial portion of our interest payments on our Bank Loans since February 2002.  As a result of these payment defaults, all of our Existing Notes that have not yet matured could be declared immediately due and payable by the holders. Furthermore, our decision to seek a restructuring of substantially all our financial debt may be considered to give rise to an automatic acceleration under our existing Indentures.  Since February 2002, we have devoted our cash flow from operations primarily to ensure the continuation of our operations.  We have been informed that as of the date of this Form 20-F, at least 34 involuntary bankruptcy (quiebra) petitions have been filed against us, although as of such date we have been served with process on 32 petitions.  The final outcome of these petitions, together with the economic conditions in Argentina and their impact on our financial condition, and the possibility that the APE Solicitation will be unsuccessful, may cause us to commence a voluntary bankruptcy (concurso) proceeding.  The filing of a concurso proceeding may result in a partial or total loss of an investment in our Existing Debt.

From our formation through December 31, 2002, we received US$875.1 million in equity contributions.  During October 1997, we received a US$500 million contribution as an advance on future share issues from a company controlled by the Grupo Clarín shareholders. The US$500 million contribution was applied to the payment of the purchase price for interests in various cable companies, including the 50% interest in the VCC Group, the Bahía Blanca Systems and the Santa Fe Systems. This capital contribution from the Grupo Clarín shareholders was capitalized on April 7, 1998.

Fintelco S.A. and its wholly-owned subsidiaries continue to be jointly owned by us and Cablevisión and will continue operations with their remaining assets, of Ps.0.5 million and liabilities, of Ps.44.7 million, at November 30, 2002, until the residual liabilities have been paid off.  We and Cablevisión have agreed to make capital contributions in Fintelco S.A., in proportion to our equity interests in that company, to enable VCC to discharge its remaining liabilities. Fintelco S.A. had a negative shareholders’ equity as of November 30, 2002.  Under the Corporations Law, this could result in its dissolution, unless its capital is restored to the level required by Law No. 19.550.  The Company and Cablevisión S.A. each hold 50% of the equity of Fintelco S.A. and, in that proportion, the Company has undertaken to make the contributions required to pay the liabilities of Fintelco S.A. and its subsidiaries when due.

Net cash (used in) provided by financing activities (excluding shareholders’ contributions) amounted to Ps.(255.7) million for the year ended December 31, 2002, Ps.(205.4) million for the year ended December 31, 2001, and Ps.(37.8) million for the year ended December 31, 2000. Cash provided by financing activities were proceeds from the issuance of our negotiable obligations, bank debt and seller financing, as described below.

At December 31, 2002, our consolidated indebtedness was Ps.2,033.2 million (US$583.7 million and Ps.66.0 million). This indebtedness was comprised of:

•                  US$37.6 million to holders of our 10½% Series C Notes due 2018,

•                  US$195.5 million to holders of our 9¼% Notes due 2002 and 10½% Notes due 2007,

•                  US$130.8 million to holders of our 13.125% Series E Notes due 2009,

•                  US$144.0 million to holders of our Series J Floating Rate Notes due 2003,

•                  US$72.3 million of accrued interest on our notes,

•                  Ps.66.0 million under short-term bank debt, including accrued interest, and

•                  US$3.6 million of seller financing.

During the last quarter of 2001 and in January 2002, using the funds provided by the sale of its participation in DirecTV Latin America, LLC in August 2001, the Company repurchased Notes issued by it for US$211,148,000, obtaining a discount with respect to the face value of the Company’s debt amounting to US$130,995,548.

On February 1, 2002, the Company defaulted on the payment of principal and interest on its 9¼% Notes due 2002 and interest payments on its 10½% Notes due 2007 due to the situation of the Argentine economy and the political and social crisis that resulted from the economic, exchange, and regulatory measures.  For the same reasons, on February 26, 2002, the Company defaulted on interest payments on its Series J Floating Rate Notes due 2003, and on April 15, 2002, defaulted on interest payments on its Series C 10½% Notes due 2018 and its Series E 13.125% Notes due 2009.  See “Item 3. Key Information—Risk Factors—Risks Relating to Multicanal—Recent losses and default.”

As a result of these payment defaults, cross-default and cross acceleration provisions of the Company’s agreements with certain creditors permit these creditors to declare the indebtedness in default and accelerate the maturity thereof.  We have submitted a restructuring proposal to our creditors under the Bankruptcy Law that to date has not garnished the support required to request court approval.  See “Item 3. Key Information—Risk Factors—Risks Relating to Multicanal—Recent losses and default” and “Item 13—Defaults, Dividend Arrearages and Delinquencies”.

In addition, the significant devaluation of the Argentine currency since January 6, 2002 has had a material adverse impact on the Company’s financial position due to the exposure of the Company’s debt, most of which is denominated in dollars.

On April 28, 1998, we received approximately US$144.3 million of net proceeds, after deduction of underwriting fees and related expenses, from the issue of our US$150 million 10½% Series C Notes due 2018, pursuant to the Indenture dated January 7, 1998 as supplemented and amended by a Third Supplemental Indenture dated April 28, 1998.  We used the net proceeds of the Series C Notes to refinance debt incurred in connection with the purchase of cable television systems, other short term bank debt and other indebtedness and related costs and expenses.  The Series C Notes contain customary affirmative and negative covenants.

On April 15, 1999, we received approximately US$170.5 million of net proceeds from the sale of our US$175 million Series E Notes due 2009 pursuant to the Indenture dated February 11, 1999 as supplemented and amended by a Second Supplemental Indenture dated April 15, 1999.  We used the net proceeds of the Series E Notes to refinance indebtedness.  The Series E Notes contain customary affirmative and negative covenants.  The holders of the Series E Notes also have the option to require us to repurchase all or a part of the Series E Notes on April 15, 2004.  We cannot assure you that we will have sufficient funds to repurchase the Series E Notes if the holders exercise this option.

On August 24, 2001, the Company issued the Series J Floating Rate Notes due 2003, which were exchanged for the Series G and Series I Notes (the maturity of which was extended until August 30, 2001 with the unanimous consent of their holders in connection with the issuance of the Series J Notes). Pursuant to the terms and conditions agreed upon, the Company paid US$20,000,000 in cash to the Series G and Series I holders to satisfy all of the Company’s obligations corresponding to such Notes.

On August 24, 2001, we received approximately US$139.4 million of net proceeds from the issuance of our US$144 million Series J Floating Rate Notes due 2003 pursuant to an Indenture dated February 11, 1999 as supplemented and amended by a Fifth Supplemental Indenture dated February 18, 2000 and by an Eighth Supplemental Indenture dated August 24, 2001.  We used the net proceeds of the Series J Notes, plus US$24.6 million generated by the Company in the ordinary course of business, to repay in full our issuance of US$150 million Series G Floating Rate Notes Due 2001 and US$14.0 million Series I Notes due 2001.

Pursuant to the terms of the Series J Floating Rate Notes, the Company must comply with certain covenants, including, without limitation, obligations that restrict: (i) indebtedness; (ii) dividend payments or the making of certain restricted payments; (iii) the granting of certain pledges; and (iv) the sale of certain assets of the Company and certain of its subsidiaries.  In addition, the Company agreed that its net debt (bank and financial debts plus acquisition-related debt less cash and cash equivalents) would not exceed U.S$700,000,000, that it will not invest in fixed or capital assets in excess of US$40,000,000 during any 12-month period and that the balances resulting from the sale of its investment in DirecTV Latin America, LLC to Raven Media Investment, LLC would be applied to discharge financial debt.

We generated cash flows from operating activities of Ps.187.4 million for the year ended December 31, 2002, Ps.43.5 million for the year ended December 31, 2001, and Ps.50.3 million for the year ended December 31, 2000.  The increase in cash flows from operating activities in the year ended December 31, 2002 was mainly due to the decision of the Company to default on its existing financial obligations and defer payments of interest.  We used cash in acquisitions of cable systems and increase in goodwill and intangible assets of Ps.1.1 million for the year ended December 31, 2002, and we generated cash in sales of investments, net of cash used in acquisitions of cable systems, of Ps.(313.2) million for the year ended December 31, 2001, and used cash in acquisitions of cable systems and increase in goodwill and intangible assets of Ps.(7.4) million for the year ended December 31, 2000.

Purchase of property and equipment (net of proceeds from sales) of Ps.11.2  million for the year ended December 31, 2002, Ps.46.2 million for year ended December 31, 2001, and Ps.85.4 million for the year ended December 31, 2000, have been related to the continued construction, expansion and upgrading of our existing systems.  From our formation through December 31, 2002, we have increased our subscriber base through internal growth, by expanding our existing systems and increasing penetration of these systems. We have only minimal commitments to capital expenditures required by the terms of our operating licenses. We are required to bring our cable systems fully into compliance with municipal regulations relating to the installation of cables in several areas of the City of Buenos Aires Region by late 2002, and were required to do so in the City of Mar del Plata by November 2001.  The Company is not in compliance with the City of Mar del Plata regulations as of the date of this Form 20-F.  We have filed with both the City of Buenos Aires and the City of Mar del Plata a request for an extension of the terms granted.  However, we cannot assure you that the terms granted will be extended to allow us to bring our cable systems into compliance.  If we have sufficient cash flow and financing is available at commercially attractive rates, we will upgrade our existing cable systems, including any network upgrades or modifications required by regulatory or local authorities.

We have often financed acquisitions of cable systems directly with the sellers of the acquired companies.  As of December 31, 2002, we owed an aggregate amount of US$3.6 million in connection with these seller financings. All outstanding seller financing obligations which originally matured not later than June 30, 2002 have been renegotiated and will be paid in 24 monthly installments, which payments commenced in July 2002.  As per an addendum dated November 2002, we have partially renegotiated the financial obligations due in October 2002 through March 2003.  On June 23, 2003 we renegotiated the financing obligations due on April through December 2003.  These financing obligations will be paid as follows: U.S. $90,000 were paid on June 23, 2003, the sum of U.S. $180,000 in six monthly installments of U.S. $30,000 each from July 15, 2003 through December 15, 2003.  The balance of U.S. $1,352,250 will be payable on August 15, 2004 and the installment due in July 2004 of U.S. $417,889 will be payable on July 15, 2004.  See “Item 4.  Information on the Company-Business Overview—Acquisitions of Cable Networks—Foreign Operations.”

In the year ended December 31, 2002, the Company recognized a net loss of Ps. 938.5 million and a shortfall in consolidated working capital amounting to Ps. 1,994.0 million.  Continuing adverse market conditions and their negative effect on the Company’s cash flows, coupled with limited liquidity, are likely to limit the Company’s ability to meet its obligations.  All of these matters raise substantial doubt about the Company’s ability to continue as a going concern.

In addition, as a result of the recording of the negative shareholders’ equity mentioned above the Company falls under the provisions of paragraph 5 of section 94 of the Corporations Law, which establishes the dissolution of corporations.  Those regulations were suspended until December 10, 2003 by Decree No. 1269/02 issued by the National Government.

Item 6.           Directors, Senior Management and Employees

Directors and Senior Management

We are managed by our Directorio, or Board of Directors.  In accordance with our charter, the shareholders elect each director for a term of one year.  As of the date of this Form 20-F, the current term expired on December 31, 2002, but the directors continue to serve until the next shareholders meeting designates new directors.  The shareholders also elect alternate directors for one-year terms who replace principal directors during absences.  Executive officers serve at the discretion of the board of directors.  We also have a Comisión Fiscalizadora, or Supervisory Board, which is in charge of the supervision of our legal matters.  The Supervisory Board consists of three members, síndicos or syndics, and three alternate syndics appointed annually by the shareholders.

Listed below is selected information concerning our directors and executive officers:

Name	Position	Age

Saturnino L. Herrero Mitjans	President of the Board	70
Alejandro Alberto Urricelqui	Director of Multicanal and Alternate President of the Board	43
Vicente Gabriel Di Loreto	Director of Multicanal	37
Ignacio Jorge Rosner	Director of Multicanal	45
Jorge Carlos Rendo	Director of Multicanal	50
Ignacio Rolando Driollet	Director of Multicanal	41
Horacio Eduardo Quirós	Director of Multicanal	54
Carlos Alberto Moltini	Chief Executive Officer	42
Adrián Jorge Mészaros	Chief Financial and Administrative Officer	37
Antonio José Alvarez	Programming Manager	39

Listed below is selected information concerning the members of our Supervisory Board:

Name	Position	Age

Carlos A.P. di Candia	President of the Supervisory Board	54
Raúl Antonio Morán	Syndic	57
Hugo Ernesto López	Syndic	46
Eduardo Germán Padilla Fox	Alternate Syndic	62
Juan María de la Vega	Alternate Syndic	40
Horacio Marcelo Silva	Alternate Syndic	37

Biographical Information

Saturnino L. Herrero Mitjans has been the President of our board of directors since 2000.  Mr. Herrero is the President of several Argentine companies including AGEA, Radio Mitre S.A. (Mitre), Primera Red Interactiva de Medios Argentinos (Prima) S.A., and Editorial La Razón S.A. (La Razón), among others.  Mr. Herrero holds a degree in Business Administration from the Universidad Argentina de la Empresa.

Alejandro Alberto Urricelqui has been a member of the board of directors as both an alternate director since February 1996 and a director since September 1997.  He joined Grupo Clarín in 1990, and held the position of CFO of Grupo Clarín until 1994.  From 1994 to date, he has been Corporate Chief

Financial Officer of Grupo Clarín.  Before joining Grupo Clarín, Mr. Urricelqui was Chief Financial Officer of Grupo Juncal.

Vicente Gabriel di Loreto has been a member of the board of directors since 2000.  Mr. Di Loreto also serves on the boards of several Argentine companies including various subsidiaries of Grupo Clarín, such as La Razón, Arte Radiotelevisivo Argentino S.A. (Artear), Teledifusora Bahiense S.A., Mitre, Pem S.A., Prima, Clarín Global S.A., GC Gestión Compartida S.A., Unir S.A., and Diario Los Andes Calle S.A..  He has been with Grupo Clarín since 1998.  Mr. Di Loreto has held positions at Molinos Rio de la Plata, Bunge y Born, Pepsi Co. and Arthur Andersen.  Mr. Di Loreto graduated as a Certified Public Accountant from the Universidad de Buenos Aires and later obtained a Master Degree in Business Administration from I.A.E. Management and Business School.

Ignacio Jorge Rosner was appointed director in September 1997.  He joined Grupo Clarín in August 1997 and is currently the Director of New Business in Grupo Clarín.

Jorge Carlos Rendo has been a member of the board of directors since 2001.  He joined Grupo Clarín in 1998, and is currently the Director of External Relations of Grupo Clarín.  He graduated with a law degree from Universidad de Buenos Aires and later obtained a Master’s degree from the Wharton School of the University of Pennsylvania.  Mr. Rendo also serves on the boards of several Argentine companies, including:  Papel Prensa y de Mandatos S.A.C.I.F., Prima, Clarín Global S.A., Artear, Artes Gráficas Rioplatense S.A. and Mitre.

Ignacio Rolando Driollet has been a member of the board of directors since 2002.  He joined Grupo Clarín in 1992, and served until 1994 as Deputy of Institutional Relations.  Until December 1997, Mr. Driollet led Grupo Clarín’s New Development Projects Group and during 1997, also served as Manager of Strategic Analysis.  From 1998 to date, he has been the Director of Corporate Strategy.  Mr. Driollet graduated with a law degree from Universidad Católica Argentina.

Horacio Eduardo Quirós has been a member of the board of directors since 2002.  Since 1997, Mr. Quirós has served as Director of Corporate Human Resources at Grupo Clarín.  Previously he has worked in the human resources area at various businesses in the automotive, industrial agriculture, and communications media sectors.  He has also served as President to the AMCham Commission on Industrial Relations and is currently President of the Argentina Association of Human Resources (ADRHA) and regional Vice President of the Inter-American Federation of Professional Associations for Human Resources.  Mr. Quirós graduated from the Universidad Argentina de la Empresa in 1992 with a degree in Industrial Relations.

Carlos Alberto Moltini was appointed our Chief Executive Officer in October 2001 after one year as Vice Chief Executive Officer.  Mr. Moltini joined us after seven years as the Chief Financial Officer of Artear, a leading broadcasting channel in the City of Buenos Aires, owned by Group Clarín since 1990.  Previously Mr. Moltini worked at Bagley and other companies in the broadcasting sector.

Adrián Jorge Mészaros joined us as Chief Financial Officer in 1994.  Previously, he was senior business officer in the media and communications division of corporate banking for BankBoston in Buenos Aires.  Before his career with BankBoston, Mr. Mészaros worked as head of financial operations at IMAR S.A., a metallurgy products company.

Antonio José Alvarez joined us in 1992 and was appointed programming manager in 1999.  Prior to joining us, he worked as relationship manager at Banco Río, from 1989 to 1992, and head of investments at Financiera Bullrich, from 1986 to 1989.

Duties and Liabilities of Directors

Under Argentine law, directors have the obligation to perform their duties with the loyalty and the diligence of a prudent business person.  Directors are jointly and severally liable to us, the shareholders and third parties for the improper performance of their duties, for violating the law, our Bylaws or regulations, if any, and for any damage caused by fraud, abuse of authority or gross negligence.  Under Argentine law, specific duties may be assigned to a director by our Bylaws or by a resolution of a shareholders’ or board meeting.  In such cases, a director’s liability will be determined with reference to the performance of such duties, provided that certain recording requirements are met.  Under Argentine law, directors are prohibited from engaging in activities that are against the interest of the company on whose board they serve.  Certain transactions between directors and us are subject to ratification procedures established by Argentine law; these procedures do not apply in connection with transactions between affiliates of directors and us or between shareholders and us.  A director must inform the Board of any conflicting interest he may have in a proposed transaction and must abstain from voting thereon.

In general, a director will not be liable if, notwithstanding his presence at the meeting at which a resolution was adopted or his knowledge of such resolution, a written record exists of his objection thereto and he reports his objection to the Supervisory Board before any complaint against him is brought to the Board, the Supervisory Committee, a shareholders’ meeting, the competent governmental agency or the courts.  Except in the event of our mandatory liquidation or bankruptcy, shareholder approval of a director’s performance terminates any liability of a director vis-à-vis us, provided that shareholders representing at least 5% of our capital stock do not object and provided further that such liability does not result from a violation of the law or the Bylaws.

Causes of action against directors may be initiated by us upon a majority vote of shareholders.  If a cause of action has not been initiated within three months of a shareholders’ resolution approving its initiation, any shareholder may start the action on behalf and on our account.  A cause of action against the directors may be also initiated by shareholders who object to the approval of the performance of such directors if such shareholders represent, individually or in the aggregate, at least 5% of our capital stock.

Compensation

Each of the executive officers referred to above receives annual remuneration from us exceeding Ps.80,000.  For the year ended December 31, 2002, the aggregate compensation of all executive officers was Ps.0.7 million.  There are no labor contracts between us and our directors or members of our Supervisory Board.  There are no contracts between us and our directors, members of our Supervisory Board or executive officers in violation of Section 271 of the Argentine Corporation Law.

Employees

As of December 31, 2002, we had approximately 2,654 employees.  Approximately 72% of our employees are unionized and are represented by the Sindicato Argentino de la Televisión.  A 1975 collective bargaining agreement with the Sindicato Argentino de la Televisión governs relations with the television industry.  The bargaining agreement was amended on August 9, 2002, and the amended bargaining agreement now governs our labor relationships with our unionized employees.  This latest amendment has not yet been confirmed by the Labor Ministry.  In addition to the 1975 bargaining agreement, our labor relations with employees are also subject to various agreements with the Sociedad

Argentina de Locutores based on the particular duties of the employee.  We believe that our relations with our employees are good.

Item 7.           Major Shareholders and Related Party Transactions

Major Shareholders

We currently have two classes of shares of common stock issued and outstanding:

•                  Class A Shares, which are entitled to five votes and have a par value of Ps.1 per share, and

•                  Class B Shares which are entitled to one vote and have a par value of Ps.1 per share.

The following table sets forth the ownership of our share capital as of the date of this Form 20-F.

Title of Class	Identity of Owner	Amount Owned		% of Class
Class A Shares	Grupo Clarín S.A.	80,679,409	(5)	40.27%
Class A Shares	Multicanal Holding LLC	119,655,068	(1)	59.72%
Class B Shares	Grupo Clarín S.A.	138,577,088	(2)(4)	83.24%
Class B Shares	Multicanal Holding LLC	27,909,472	(3)	16.76%

(1)                                  Includes 40,094,948 shares that were pledged by the Grupo Clarín shareholders in favor of T.I. Telefónica Internacional de España S.A. as collateral for their payment obligations under the assignment agreement dated April 8, 1998.  On November 10, 2000 TI Telefónica Internacional de España S.A. informed us that it assigned its rights in the pledged shares to Telefónica Media S.A.

(2)                                  Includes 116,619,894 Class B shares owned by Arte Gráfico Editorial Argentino S.A. (AGEA) as a result of our April 7, 1998 capital increase.  AGEA is an Argentine sociedad anónima wholly-owned by Grupo Clarín, S.A. and the Grupo Clarín shareholders.

(3)                                  Includes 22,238,385 shares that were pledged by the Grupo Clarín shareholders in favor of T.I. Telefónica Internacional de España S.A. as collateral for their payment obligations under the assignment agreement dated April 8, 1998.  On November 21, 2000 T.I. Telefónica Internacional de España S.A. notified us of the assignment to Telefónica Media S.A. of their right to payment on the pledged shares.  It is expected that all shares of Multicanal held by Multicanal Holding LLC will be contributed to Grupo Clarín S.A., effective as of December 27, 2002.

(4)                                  On March 30, 2001, our Board of Directors authorized the granting and registering of a pledge on 4,791,503 Class B shares owned by Grupo Clarín S.A., as collateral for Video Cable Comunicación S.A.’s deferred taxes in the amount of Ps.2,982,126 and Ps.3,055,166 corresponding to investments made in Sierras de Mazán S.A.  In addition, in line with the Administración Federal de Ingresos Públicos (Tax Authority, or the “AFIP”) General Resolution No. 846, we pledged 4,791,503 Class B shares as collateral with BankBoston N.A. in favor of the AFIP.  On January 24, 2002, our Board of Directors authorized the creation and registration of a security interest on (i) 367,954 ordinary book entry Class B shares held by Grupo Clarín S.A. to secure tax deferrals in the amount of Ps.463,620 by Video Cable Comunicación S.A. in Sierras de Mazán S.A.; (ii) 2,146,107 ordinary book entry Class B shares held by Grupo Clarín S.A. to secure tax deferrals in the amount of Ps.2,704,095 by Enequis S.A. in Sierras de Mazán S.A.; and (iii) 1,299,489 ordinary book entry Class B shares held by Grupo Clarín S.A. to secure Ps.1,637,355 (the total amount of the debt deferred by Cable Video Sociedad Anónima in Valle del Tulum).  The shares listed in (i), (ii), and (iii) above were pledged as collateral in favor of the AFIP through BankBoston N.A.

(5)                                  Includes 867,810 shares that have not been issued due to pending approval of our merger with, among others, Plataforma Digital S.A.

Overview of Grupo Clarín

We were acquired by the Grupo Clarín shareholders (Mrs. Ernestina L.H. de Noble, Mr. Héctor Horacio Magnetto, Mr. José Antonio Aranda and Mr. Lucio Rafael Pagliaro) in October 1992.  Grupo Clarín is Argentina’s leading media group and produces programming content, including sports, entertainment and news.

In the second half of 1999, the Grupo Clarín shareholders effected a roll up transaction pursuant to which they contributed their shares of Multicanal to Grupo Clarín S.A., an Argentine holding company, and Multicanal Holding L.L.C., a Delaware limited liability company.  In December 1999, the Grupo Clarín shareholders sold a minority interest in each of Grupo Clarín S.A. and Multicanal Holding L.L.C. to affiliates of The Goldman Sachs Group, Inc. and other investors.  As a result of these and other related transactions, the Grupo Clarín shareholders, through Grupo Clarín S.A. and Multicanal Holding L.L.C., currently beneficially own 82% of our capital stock.  In connection with and as a condition to the sale of the minority interest in each of Grupo Clarín S.A. and Multicanal Holding L.L.C., our corporate charter was amended to require among other things, that a number of corporate actions (including the incurrence of net debt in excess of U.S.$899 million) be approved by a shareholders’ resolution.  The approval of a shareholders’ resolution on these matters requires, in turn, the approval by the board of directors of Grupo Clarín S.A., where directors appointed by The Goldman Sachs Group, Inc. hold certain veto rights.  This amendment was approved by the IGJ on March 23, 2000.

The Grupo Clarín shareholders also own:

•                  Diario Clarín, the Spanish language newspaper with the largest circulation in the world,

•                  television and radio broadcast groups in Argentina,

•                  printing and newsprint production plants,

•                  Prima, an Internet service provider, and

•                  Clarín Digital, an integrated Internet business that provides an Internet portal for multimedia service providers, Internet content, e-commerce, a search engine (Clarín Buscador), and other Internet-related activities.

Related Party Transactions

In the ordinary course of business, we purchase programming from Grupo Clarín at market prices.  The amounts invoiced by Grupo Clarín to us for programming were approximately Ps.69.9 million for the year ended December 31, 2002, Ps.110.4 million for the year ended December 31, 2001 and Ps.104.3 million for the year ended December 31, 2000.  In addition, also in the ordinary course of business, we place advertising in media owned by Grupo Clarín, such as newspapers, and television and radio stations, at market prices.  Grupo Clarín also purchases advertising time from us, and we and Grupo Clarín occasionally exchange advertising space and air time with each other.  In the year ended December 31, 2002, the aggregate amount invoiced by us to Grupo Clarín for advertising was approximately Ps.2.3 million.  This amount was approximately Ps.5.5 million for the year ended December 31, 2001 and Ps. 0.2 million for the year ended December 31, 2000.  The aggregate amounts invoiced by Grupo Clarín to us for advertising were approximately Ps.3.3 million for the year ended December 31, 2002, Ps.1.3 million for the year ended December 31, 2001 and Ps. 2.6 million for the year ended December 31, 2000.  Our monthly subscriber magazine is also published by Grupo Clarín.  The amounts invoiced by Grupo Clarín to us were approximately Ps. 12.3 million for the year ended December 31, 2002, Ps.15.7 million for the year ended December 31, 2001 and Ps.19.5 million for the year ended December 2000.  In the year ended December 31, 2002, the aggregate amounts invoiced by us to such related parties for new business were approximately Ps.0.8 million and Ps.1.7 million for the year ended December 31, 2001.  Related parties balances at December 31, 2002 and 2001 were as follows:  accounts receivable of Ps.4.8 million and accounts payable of Ps.18.5 million at December 31, 2002 and accounts receivable of Ps.12.7 million and accounts payable of Ps.47.8 million at December 31, 2001.

In addition, in 2001, we bought property owned by Grupo Clarín for a total of Ps.1.1 million.

Additionally, we transferred all of our interests in DirecTV Latin America, LLC and certain contractual rights related thereto to Raven Media Investments, LLC, a company organized under the laws of the state of Delaware and wholly-owned by Grupo Clarín S.A., for US$ 150,000,000, recording a gain of Ps.322,375,462.

At December 31, 2001, we had a balance of Ps.3.4 million payable on a loan from Grupo Clarín S.A., which has generated an interest charge of Ps. 0.2 million.

During the year ended December 31, 2002, Grupo Clarín invoiced to us the aggregate amount of Ps.5.4 million for fees for financial and administrative services, human resources, information technology and purchasing logistical services.

Item 8.                                   Financial Information

See “Item 18.  Financial Statements” beginning on page F-1.

Item 9.                                   The Offer and Listing

Nature of Trading Market

Trading in the Notes takes place primarily in the over-the-counter-market.  Accordingly, Multicanal has been unable to obtain reliable information on such trading.

Item 10.                            Additional Information

Bylaws

Set forth below is a brief summary of certain significant provisions of our bylaws and Argentine law.  This description does not purport to be complete and is qualified by reference to our bylaws, which have been filed as an exhibit to this annual report.  For a description of the provisions of our bylaws relating to our board of directors see Item 6.

Organization and Register

Multicanal is a sociedad anónima organized in Argentina.  It was registered in the Public Registry of Commerce of Buenos Aires on July 26, 1991 under the number 5225 of Book 109, Volume A of Corporations.

Shareholders’ Meetings

General shareholders’ meetings may be ordinary meetings or extraordinary meetings.  Extraordinary general meetings are those called to consider matters which should not be considered by the ordinary meetings as specified in the Corporations Law Number 19.550, including amendment of the bylaws, liquidation, merger and transformation from one type of company to another, as well as to consider the removal of our shares from any local stock exchange or any foreign stock exchange.  General meetings to consider all other matters are ordinary meetings.

The quorum for an ordinary general meeting is 50% of the shares entitled to vote, and decisions may be adopted by an absolute majority of the votes present.  If a quorum is not available, a second meeting may be called at which decisions may be adopted by a majority of the votes present, regardless of the number of such votes present.  The quorum for extraordinary meetings is 60% of the shares entitled to vote.  If a quorum is not available, a second meeting may be called and decisions may be adopted, based on a majority of the votes present.

Corporate Purpose

Our corporate purpose is the installation and exploitation of broadcasting services pursuant to Argentine law, via closed television circuits; community antennas; cable systems; UHF, VHF and MMDS air systems; satellite transmission and reception and private and public advertising in all their modalities.

Capital Stock

Our capital stock is Ps.366,821,037.  Our capital stock may be increased by a resolution of an extraordinary meeting.  The issuance of ordinary shares to be offered for subscription may be resolved by an ordinary meeting.  If our shares join the public offering regime, the meeting may delegate to our board of directors the power to establish the date and means of placement, as well as the issue price, subject to the guidelines established at the ordinary meeting.  Subject to the same conditions, preferred shares may be issued, the rights and characteristics of which are determined at an ordinary meeting.  Preferred shares may have voting rights.

Preemptive Rights

In the event of a capital increase, a holder of existing shares of a given series has a preferential right to subscribe for a sufficient number of shares of the same series to maintain the holder’s existing proportionate holdings of shares of that series.  Preemptive rights must be exercised within the term fixed by the ordinary meeting of our board of directors following the publication of notice in a newspaper of general circulation in Argentina.  Under Argentine law, preemptive rights may be assigned and are instrumental upon request of the holder against presentation of slips “to bearer” issued by us at no cost to the shareholder.

Enforceability of Civil Liabilities

Multicanal is organized under the laws of Argentina and our directors, officers and controlling persons reside outside the United States.  As a result, it may be difficult for investors to effect service of process within the United States on such persons.  It may be difficult to enforce against them, either inside or outside the United States, judgments obtained against them in U.S. courts, or to enforce in the U.S. court judgments obtained against them in courts in jurisdictions outside the United States, in any action based on civil liabilities under the U.S. federal securities laws.  There is doubt as to the enforceability against such persons in Argentina, whether in original actions or in actions to enforce judgment of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

Legal Proceedings

Antitrust Litigation

We are a party to the following administrative proceedings initiated against us under the Argentine Antitrust Law:

•                  On August 24, 1998, the Interior Trade and Consumer Defense Bureau of the Province of Entre Ríos filed a complaint with the Comisión Nacional de Defensa de la Competencia (the National Commission for the Defense of Competition, or “CNDC”) alleging division of areas between Multicanal and its competitors.  On May 4, 1999, the Company requested that the claim be rejected pursuant to section 20 of the Competition Defense law.  We cannot provide assurance that the final ruling will be in our favor.

•                  In September 1998, the Santa Fe branch of Asociación del Consumidor, Consumer Association, filed with the CNDC a complaint against us and Cablevisión for alleged anticompetitive practices in the city of Santa Fe, in connection with the division of the subscribers, assets and liabilities of the VCC Group and the Santa Fe Systems. We filed an answer to the complaint requesting that the CNDC dismiss the action.  We cannot guarantee that the final decision will be favorable to us.

•                  On January 13, 1999, the CNDC notified us that a complaint had been filed by the Santa Fe commerce department, alleging that VCC had engaged in anticompetitive practices in the city of Rosario, Province of Santa Fe prior to our acquisition. Although we have responded to the complaint, we cannot assure you that our arguments will prevail or that we will not be fined.

•                  On February 18, 1999, the CNDC commenced a formal proceeding investigating an alleged price fixing agreement for soccer programs from 1995 onwards involving Multicanal, Cablevisión, VCC and other cable signal providers.  On August 30, 1999 the CNDC notified us and the other cable companies and cable signal providers that it had completed its summary investigation and granted us 30 days to submit either our reply to the findings of the CNDC or our settlement offer.  On October 12, 1999 the Company filed an answer to the complaint.  As of the date of this Form 20-F, although the discovery period has ended no final ruling has yet been issued.  The Company can give no assurance that the final outcome will be favorable to it.

•                  On March 12, 1999, the owner of a cable television company in the city of Roldán, Province of Santa Fe, filed a complaint against us for alleged anticompetitive practices in this city. Although we filed an answer to the complaint with the CNDC, we cannot assure you that the final decision will be favorable to us or that we will not be fined.

•                  On November 29, 1999, the CNDC notified us that a complaint had been filed against us and Cablevisión by Empresa Surcor T.V. S.A., a cable television operator in the city of Córdoba, for alleged concerted actions to distribute the Córdoba market among ourselves.  In addition, the CNDC notified us on the same date that Empresa Surcor T.V. S.A. also filed a complaint against us for alleged anticompetitive practices in the Córdoba market, including discriminatory pricing and abuse of a dominant market position. We filed an answer to the complaints on December 22, 1999 and the CNDC dismissed the complaints against us.

•                  In December 2001 a cable television operator in Santa Fe and Corrientes, Gigacable S.A., filed a complaint against us for alleged division of markets with Cablevisión and for discriminatory pricing.  On December 6, 2001, we filed an answer to the complaint.  As of the date of this Form 20-F, the CNDC is analyzing the answer filed by Multicanal.  We cannot provide assurance that the dispute will be settled or that we will not be fined if no agreement is reached.

Paraguay Acquisitions

We are also involved in a lawsuit filed by the seller of several cable television companies located in Asunción, the Greater Asunción area and several interior regions of Paraguay.  On December 12, 1997, we signed two agreements granting us the option to acquire 100% of the subscribers, assets and liabilities of these cable television companies.  We paid an initial sum of US$0.3 million on June 30, 1997 and exercised our options on October 24, 1997.  The closing was scheduled to occur November 15, 1997, and was subject to the satisfaction of certain conditions by the seller, including the granting of several regulatory approvals by the Paraguayan government, which did not occur.  We subsequently agreed with the seller to reschedule the payments and postpone the closing to April 30, 1998.  On the date of this agreement we paid a first installment of US$2.0 million, leaving a balance of US$16.7 million on the purchase price.  The seller delivered a promissory note for US$2.3 million and pledged the shares of some of the Paraguayan companies in our favor as security if the seller failed to meet the closing conditions.  The closing was not completed because the seller failed to satisfy the closing conditions.  We demanded payment on the US$2.3 million promissory note, but the seller initiated an action for damages and/or specific performance before the Paraguayan courts and obtained a preliminary injunction.  The seller filed a motion with the Argentine courts seeking an order to compel Multicanal to furnish the seller a number of documents and information in connection with the action before the Paraguayan courts.  We requested that the Paraguayan court both lift the preliminary injunction and dismiss the action on the grounds that the seller had not paid the required Paraguayan court tax with respect to the Paraguayan action.  Although the court did not dismiss the action, it did lift the preliminary injunction restricting our ability to demand payment on the US$2.3 million promissory note.  We cannot assure you that we will be able to collect on this promissory note.

On June 19, 2001 the seller communicated to the court the assignment of rights and lawsuits in favor of Lisker S.A., for which court fees were paid.  When we were informed of this assignment, we filed an appeal challenging the court’s decision pursuant to which Lisker S.A. was assigned seller’s rights, on the grounds that the agreement had an intuitu personae nature, and that the seller was restricted from assigning rights, according to the agreement.  Through a resolution dated August 17, 2001, the court approved the appeal and revoked the rights assigned to Lisker S.A.  That ruling was appealed by Lisker S.A., which filed an appeal of the dismissal.  This appeal was also dismissed.  Subsequently, Lisker S.A. filed an appeal with the Supreme Court of Justice of Paraguay claiming unconstitutionality.  This action is pending.  On September 17, 2001, we requested the lifting of the provisional remedy, which restrains us from collecting the promissory note for US$2,300,000 drawn in the name of the seller.  The court has not yet ruled on the petition filed by us.  We have again requested that the remedy be lifted.  We cannot assure you that the appeal will be resolved in our favor.

Supercanal Proceedings

We own, directly and indirectly, a minority equity interest in Supercanal Holding S.A., an Argentine company that operates cable systems in the city of Mendoza and the northwestern and southern regions of Argentina, which, together with its subsidiaries, we refer to as the Supercanal Group. On March 26, 2000, the Supercanal Group initiated judicial proceedings for composition of creditors prior to an adjudication of bankruptcy.  These proceedings were commenced pursuant to a decision taken by the board of directors of Supercanal Holding S.A.  The decision of the board of directors was ratified at a shareholders’ meeting held on April 26, 2000.

The terms of our investment in the Supercanal Group are governed by a shareholders’ agreement, as supplemented by a second shareholders’ agreement, that provides us a number of minority rights regarding corporate governance matters.  We encountered significant obstacles in exercising the rights provided by the shareholders’ agreement. Consequently, we have commenced several judicial actions against Supercanal Holding S.A. seeking to annul several shareholders’ resolutions adopted without our consent and to obtain a judicial declaration of dissolution and liquidation of Supercanal Holding S.A. and the removal and replacement of the entire board of directors and the supervisory board with a court-appointed administrator.

On December 12, 2001, we were notified of the filing of a claim by Supercanal Holding S.A. for damages caused by the granting of a preliminary injunction requested by us.  We had sought the injunction in connection with our action to declare null and void resolutions adopted in the extraordinary shareholders’ meeting of Supercanal Holding S.A. on January 25, 2000 that reduced the capital stock of and increased the capital of Supercanal Holding S.A.  The preliminary injunction was subsequently revoked.  It has been claimed that the suspension of the implementation of the shareholders’ resolution of the meeting held on January 25, 2000 resulted in the cessation of payments to Supercanal Holding S.A.  We answered the complaint and rejected the liability attributed to it based on the fact that the cessation of payments had taken place before the date of the meeting that was suspended by the preliminary injunction, according to documentation provided by the plaintiff itself.  Based on the record of the case, we consider that the filed claim should be rejected in its entirety, and the legal costs should be borne by the plaintiff.  However, we cannot assure you that the court will reject the claim or that it will be resolved in our favor.

On April 28, 2000, a mediation hearing requested by Supercanal Holding S.A. was held in connection with a claim brought against us by Supercanal Holding S.A.  On May 10, 2000 the parties resolved to conclude the mediation procedure.  Consequently, Supercanal Holding S.A. is entitled to file whatever action it considers necessary to protect its interest.  We have not been notified of any such action.  We cannot assure you that Supercanal Holding S.A. will not initiate such legal action.

We cannot guarantee that the outcome of any of the judicial actions initiated by us or by the Supercanal Group will be favorable to our interests, or that the Supercanal Group or its shareholders will not bring any other judicial actions against us.

Regulatory Proceedings

Administrative Proceedings.  From January 1, 2001 through June 17, 2003, Comfer has notified us that it commenced summary proceedings against us for 93 violations of minority age protection and content regulations of Argentina’s Broadcasting Law.

Violations of minority age protection and content regulations constitute faltas graves or severe violations under the Argentine Broadcasting Law.  In particular, if we are penalized in connection with 46 or more faltas graves or severe violations during any year, Comfer may, in its discretion, revoke our broadcasting licenses.  See “Item 4.  Information on the Company—Business Overview-Regulatory Overview.”  A loss of our broadcasting licenses in a particular area would result in our being unable to provide cable service in that area and force us to dispose of our cable assets in that area.  The Company’s opinion is that there are grounds in its favor to make Comfer review its position, but the Company cannot provide any assurance that its appeal will be successful.

The Executive Branch has, by various decrees, granted us a compensation-based moratorium with respect to any monetary penalties that may be imposed against us in summary proceedings commenced by Comfer.  The amounts owed under the moratorium may be offset against the broadcast value of any advertising of public interest campaigns by the Argentine government that is purchased from us by Telam S.A., a state-owned news agency.  The moratorium also provides for an automatic 85% reduction in the amount of any monetary fines that may be assessed against us.

Under Decree No. 762/01 published on June 14, 2001, the Executive Branch approved a new installment payment plan for fines imposed for violations of current legal provisions relating to broadcasting, applicable to violations which occurred from December 10, 1999 through December 31, 2000. Under the new installment plan, Comfer will forgive 70% of the aggregate amount of the fines and the remaining 30% can be settled as follows: (a) up to 66%, by ceding advertising space and (b) the rest, which must be at least 34%, shall be paid in cash.  Comfer will approve a non-interest bearing payment plan of up to 24 monthly installments, and each installment cannot be less than Ps.500 or greater than Ps.50,000.  If the amount due cannot be paid in 24 months by means of installments under the Ps.50,000 cap, the installment payment plan can be extended.  Furthermore, the new system extends the benefits of the installment payment plan approved by Decree No. 1201 dated October 9, 1998 to cover infringements up to and including December 9, 2000.

On July 10, 2001 the Company and certain merged subsidiaries (Circuito Cable Visión S.A., Difusora S.A. and TV Cable S.A.) and Chaco TV Cable S.R.L. filed a request for an extension of the installment payment plan under Decree No. 1201/198, which was approved by Decree No. 762/01.  On September 12, 2001, the Company agreed to the installment payment plan instituted by Decree No. 762/01 to pay the fines imposed for violating legal provisions relating to broadcasting violations that occurred from December 10, 1999 through December 31, 2000. Comfer calculated the amount to be settled at Ps.20,646,293.  On October 1, 2001, Comfer and the Company signed an “Installment Payment Agreement - Decree No. 762/01” under which Comfer forgave 70% of the fine amount and the balance in the amount of Ps.6,193,888, was to be paid as follows:  Ps.4,087,966, by ceding advertising time and Ps.2,105,922 to be paid in cash in forty-three non-interest bearing monthly and consecutive installments of Ps.48,975.

On October 3, 2001, the Ministry of the Interior, Comfer and the Company signed an agreement under which they amended the terms of the cash payments owed by the Company to Comfer under the Installment Payment Agreement signed on October 1, 2001.  As a result of such amendment, the Company agreed to pay to the Ministry of the Interior the cash amount previously owed to Comfer in the form of advertising time.  Additionally, the Company agreed that the Ministry of the Interior can assign such advertising time to duly registered political parties.  After October 25, 2001 the Company filed additional appeals against new rulings issued by the authorities which imposed new fines. As of the date of this Form 20F, the Company is in compliance with the requirements pursuant to the Installment Payment Agreement signed on October 1, 2001.

We have filed an installment plan pursuant to Decree No. 1201/98, as amended by Decree No. 644/99 and Decree No. 937/99, applicable to fines imposed against us in summary proceedings commenced by Comfer for alleged violations of the Broadcasting Law which occurred before December 9, 1999. Under such an installment plan, Comfer will forgive 85% of the aggregate amount of the fines that may be assessed against us, and will offer us the choice of either repaying the balance in cash or ceding advertising time to Telam, a state-owned news agency, for public interest advertising campaigns. Comfer calculated the amount to be settled at Ps.5.292.359.  We intend to cancel such amount by ceding advertising time. However, because such amount was calculated by Comfer based on the Régimen de Gradación de Sanciones (“Fine Grading System”) instituted by Decree No. 626/CFR/98, Decree No. 772/CFR/98 and Decree No. 609/CFR /98, we have filed a motion requesting that Comfer recalculate the amount based on the new Fine Grading System instituted by Decree No. 830/ CFR/2002, effective as of November 21, 2002.  Our motion argues that the latter Fine Grading System should apply, based upon the principle that the most favorable regime is to be applied.

On December 13, 2002 we filed for a new installment plan instituted by Decree No. 2362/02, which plan covers fines imposed for alleged violations of the Broadcasting Law which occurred between January 1, 2001 and October 31, 2002.  Pursuant to this Decree, the Company may elect either to pay the fines in cash, or to cede advertising time for public interest campaigns.  We have elected to cede advertising time.

Demand for payment from Vidycom S.A.  Comfer filed a claim whereby it demanded payment from Vidycom S.A. (“Vidycom”), a company absorbed by Multicanal in 1995, of all the differences in its favor as a result of its participation in the tax exemption established by Resolution No. 393/93.  The tax authorities based their rejection of the aforementioned tax exemption on the following grounds: (a) Vidycom was asked to make payment on several occasions, but did not comply with Comfer’s requirements, (b) no documentation supporting the investments committed by the company was provided and (c) no evidence was provided of the weather phenomenon as a result of which the previous shareholders had requested the tax exemption. The amount of the claim, which would be equivalent to 30% of the rate paid in 1994, 20% of the rate paid in 1995 and 10% of the rate paid in 1996, plus the corresponding interest, has not yet been determined.

We believe that there are questions of fact and of law in our favor that would lead Comfer to reassess its position. Consequently, no amount has been recorded in the financial statements at December 31, 2002. The grounds are as follows: (a) Comfer did not take into account that the notices had to be served at our legal address, as we had absorbed Vidycom, a circumstance of which Comfer was aware, (b) although the administrative procedures had not been concluded, investments were made by us, and (c) we provided evidence of the contingency giving rise to the request for exemption.

Claims based upon Comfer’s rejection of requests for tax exemptions  Comfer has issued resolutions notifying several companies absorbed by us, of the rejection of the request for exemption made under the terms of Resolution No. 393/93 and claiming payment of the unpaid amount plus compensatory interest.  In some cases, the amount payable has not yet been determined. In certain cases where such amount has been determined, we have filed an appeal. We, as in the case of Vidycom, believe that there are questions of fact and of law in favor of those companies that would lead Comfer to reassess its position.

Claims against Difusora S.A.  On April 25, 2001 Comfer notified Difusora S.A. (“Difusora”), a company absorbed by us, of the amount it must pay as a result of its participation in the payment facilities regime. The amount is Ps.107,106, which we have has elected to pay by ceding advertising time.

In addition, on February 8, 2002, Comfer notified Difusora that the amount to be settled corresponding to an action brought due to infringements that allegedly occurred between May 1 and December 9, 1999 is Ps.17,054.  Difusora. presented an appeal challenging this assessment, but the appeal was rejected by Comfer.  Difusora has agreed to pay this claim by ceding advertising time.

On December 17, 2002 Comfer notified Difusora that the amount to be settled under the installment plan instituted by Decree No. 762/01 is Ps.23,708.  Comfer forgave 70% of such amount and the remaining 30% is to be cancelled by the Company as follows: (i) Ps.4,694 by ceding advertising time, and (ii) Ps.2,418 in cash payments. On April 15, 2003 Comfer approved Difusora’s filing and on May 29, 2003 Comfer and Difusora signed the “Installment Payment Agreement Decree No. 762/01” formalizing the agreement.

Tax Matters

Pursuant to Resolution No. 18/2001, AFIP set the amounts due for VAT on revenue derived from advertising included in the Company’s monthly subscriber magazine for the fiscal period from and including September 1996 through September 1998.  Resolution No. 18/2001 imposed the following:

•                  Ps.1,861,705 on account of VAT on revenue derived from advertising,

•                  Ps.2,161,971 in interest, and

•                  a fine of Ps.1,489,364, an amount equivalent to 80% of the VAT on advertising revenue that AFIP claimed the Company owed.

The Company timely filed an appeal with the Tribunal Fiscal contesting the imposition of Resolution No. 18/2001, and requesting that the VAT, interest, and fine determined by the AFIP be declared null and void. We cannot assure you that the Company’s appeal will be resolved in our favor.

Other

We are also involved, as successor to Video Cable Privado, S.A., known as VCPSA, in two lawsuits filed by:

1.               a concessionaire of VCPSA in connection with an eight year concession agreement dated December 1990 between VCPSA and that concessionaire, and

2.               an assignee of 50% of that concessionaire’s rights under the concession agreement.

We acquired VCPSA in October 1992 and later merged it into Multicanal.  The plaintiffs seek damages for lost profits from Multicanal, allegedly arising from VCPSA’s rescission of the concession agreement without cause in August 1991.  We requested that both lawsuits be dismissed.  The expert appraiser appointed by the court in both lawsuits reported damages of approximately Ps.13 million.  Both lawsuits were subsequently joined into one proceeding.  On July 20, 2001 the Judge issued a decision in which he awarded damages in the amount of Ps.107,000 and lost profits to be determined in accordance with a complex formula to be applied by the expert appraiser.  Both parties challenged the decision in the Court of Appeals, which court set an amount of Ps.750,000, which we have deposited in escrow.  The plaintiffs have challenged the

Court of Appeals decision before the Supreme Court.  Although we have deposited the Ps.750,000 amount in escrow, the Supreme Court may not rule in our favor and may require us to pay additional amounts.  We cannot give any assurance that the final outcome of the lawsuit will be favorable to our interests, and we cannot give any assurance that a decision rendered against us will not be materially adverse to our financial condition and results of operations.

We are also involved in other litigation from time to time in the ordinary course of business. In management’s opinion, the litigation in which we are currently involved, individually and in the aggregate, is not material to our financial condition or results of operations.

Material Contracts

Multicanal has not entered into any material contracts, other than contracts entered into in the ordinary course of business, to which it is a party for the two years preceding the publication of this document.

Exchange Controls

The Argentine foreign exchange market was subject to exchange controls until December 1989, when a freely floating exchange rate was established for all foreign currency transactions.  From 1989 to December 3, 2001, there were no foreign exchange controls preventing or restricting the conversion of pesos into dollars.  From December 3, 2001 until January 2, 2003, the transfer of foreign currency, except for certain transactions, was subject to prior authorization by the Central Bank, including for the payment by Argentine debtors of principal on financial indebtedness and for the distribution of dividends.  Effective January 2, 2003, the Central Bank’s prior authorization for the transfer of funds abroad in order to make payments of principal and/or interest was no longer required provided that certain conditions were met, as set out in Communication “A” 3843 dated December 26, 2002, as amended by Communication “A” 3866 dated January 16, 2003.

On February 8, 2002, the Central Bank issued Communication “A” 3471, which specified that, until June 13, 2002, transfers of funds abroad by the financial sector to effect principal payments on certain indebtedness, such as the Notes, required Central Bank approval. On April 29, 2002 the Central Bank extended the effective date of “A” 3471 and the related Communication “A” 3537 to August 12, 2002 pursuant to Communication “A” 3584.  Also, due to the scarcity of dollars, we may find it difficult to convert sufficient amounts of pesos to dollars to make interest payments on our dollar-denominated indebtedness.  In addition, on February 3, 2002, the government required all banks to transfer all of their foreign currency to the Central Bank.  However, that measure was suspended on February 8, 2002.

On May 6, 2003, the Argentine Central Bank passed Communication “A” 3944 repealing the prior consent requirement from the Central Bank in order to make payments of principal or interest on financing debt obligations.  Although there are currently no restrictions on the transfer of funds in payment of principal or interest out of Argentina for any existing debt, Communication “A” 3944 requires that, if applicable, the paying debtor should comply with Central Bank Communication “A” 3602 that provides for disclosing information of existing debt.  Notwithstanding the foregoing, Communication “C” 35731 dated May 8, 2003 establishes certain conditions that must be met so as to be exempt from the Central Bank’s prior authorization.  If the Central Bank further restricts our ability to transfer dollars abroad, we will continue to be unable to pay principal and interest on our dollar-denominated liabilities when they come due.  See “Risks Relating to Multicanal – Recent losses and default.”

Taxation

General

The following is a general summary of certain Argentine and U.S. federal income tax considerations that may be relevant to the ownership or disposition of the Notes.  No assurance can be given that the courts or fiscal authorities responsible for the administration of the laws and regulations described herein will agree with this interpretation or that changes to such laws will not occur.

The following discussion does not address tax consequences applicable to purchasers of the Notes in particular jurisdictions that may be relevant so such purchasers. Prospective purchasers of the Notes are advised to consult their own tax advisers as to the consequences under the tax laws of the country of which they are residents of an investment in the Notes, including, without limitation, the receipt of interest and the sale, redemption or any disposition of the Notes.

Argentine Tax Considerations

Income Tax

Except as described below, interest payments on the Notes, including any original issue discount, are currently exempt from Argentine income tax, provided that the Notes were issued in accordance with the Negotiable Obligations Law and qualify for tax exempt treatment under Section 36 of this law.  Under this section, interest on the Notes is exempt if the following conditions (which we refer to as the Section 36 Conditions) are satisfied:

1.                                       Multicanal places the Notes through a public offering authorized by the CNV;

2.                                       Multicanal uses the proceeds of the offering for any of the following purposes:

•                  investments in physical assets located in Argentina,

•                  working capital in Argentina,

•                  refinancing of liabilities, and/or

•                  capital contributions to controlled or affiliated companies, the proceeds of which are applied exclusively for the preceding purposes; and

3.                                       Multicanal provides evidence to the CNV, in the time and manner prescribed by regulation, that the proceeds of the sale of the Notes have been used for any of the purposes described in paragraph (2) above.

The Notes were issued in compliance with the Section 36 Conditions.

If we do not comply with these conditions, Section 38 of the Negotiable Obligations Law makes Multicanal responsible for tax payments that would have otherwise been payable by the holders with respect to interest received on the Notes.  In this case, pursuant to the terms of the Notes, Multicanal will be liable for the payment of this tax so that holders would receive the amount of interest provided in the Notes as if none of these taxes had been required.

Presidential Decree No. 1,076 of June 30, 1992, as amended and ratified (the “Decree”) eliminated the exemption described above for those taxpayers subject to the tax adjustment for inflation rules under Title VI of the Argentine Income Tax Law.  In general, these taxpayers are entities organized or incorporated under Argentine law, local branches of foreign entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina.  As a result of the Decree, interest paid to the holders that are subject to the tax adjustment for inflation rules is subject to withholding at a rate of 35%, as prescribed by Argentine tax regulations.  The withholding is credited towards the assessed income tax which is at a rate of 35% on net income.

Resident and non-resident individuals and foreign entities not having a permanent establishment in Argentina are not subject to taxation on capital gains derived from the sale or other disposition of the Notes if the Section 36 Conditions have been satisfied.  As a result of the Decree, those taxpayers subject to the tax adjustment for inflation rules of the Argentine Income Tax Law are subject to taxes on capital gains on the sale or other disposition of the Notes as prescribed by Argentine tax regulations.

Personal Assets Tax

In accordance with Law No. 23.966 dated August 20, 1991, as amended (the “Personal Assets Tax Law”), individuals domiciled and undivided estates located in Argentina or abroad must include securities, such as the Notes, in the composition of their assets in order to determine their tax liability for the tax on personal assets.  The annual rate of this tax is 0.5%, if the year-end value of the assets does not exceed Ps.200,000, and 0.75%, if the year-end value of the assets exceeds Ps.200,000, with a non-taxable amount of up to Ps.102,300 for individuals and undivided estates located in Argentina.  Although Notes directly held by individuals domiciled and undivided estates located outside Argentina would technically be subject to the tax on personal assets, the Personal Assets Tax Law provides no method or procedure for the collection of this tax for securities, including the Notes, that are directly held by such individuals or undivided estates.  Legal entities, whether domiciled in Argentina or abroad, are not subject to the tax on personal assets for the Notes.

In addition, the Personal Assets Tax Law establishes a legal presumption, which does not allow proof of any kind to the contrary, that certain assets directly owned (“titularidad directa”) by a foreign legal entity that is located in a country which does not require shares or private securities to be held in registered form, are deemed to be owned by individuals domiciled or undivided estates located in Argentina.  Therefore, these assets are subject to the tax on personal assets.  In these cases, the law imposes the obligation to pay the tax on personal assets at an increased rate of 1.0 percent on any individual or legal entity domiciled or located in Argentina who is related to the securities by means of, among other things, co-ownership, deposit, custody or administration.  This individual or legal entity acts as a substitute obligor.  The Personal Assets Tax Law also authorizes the substitute obligor to seek recovery of the amount so paid, without limitation, by way of withholding or by foreclosing on the assets that gave rise to such payment.

The above described legal presumption does not apply to the following foreign legal entities that directly own securities:

•                  insurance companies,

•                  open-end investment funds,

•                  pension funds, and

•                  banks or financial entities whose head office is located in a country whose central bank or equivalent authority has adopted the international standards of supervision established by the Basle Committee.

Notwithstanding the above, Decree No. 812/96 dated July 24, 1996 establishes that the legal presumption discussed above does not apply to shares and debt-related private securities, such as the Notes, whose public offering has been authorized by the CNV and which are tradable on the stock exchanges located in Argentina or abroad.  In order to ensure that this legal presumption will not apply to, and, correspondingly, that Multicanal will not be liable as a substitute obligor on, the Notes, Multicanal will keep in its records a duly certified copy of the CNV resolution authorizing the public offering of the shares or debt-related private securities as well as the time limit it will be in effect as required by Resolution No. 4203 of the Administración Federal de Ingresos Públicos (AFIP) dated August 1, 1996.

On May 15, 2002, Law 25.585 was issued amending requirements related to the registration of personal asset tax corresponding to holders of the capital stock of Argentine corporations. As from January 1, 2002, issuers must register personal asset tax corresponding to shareholders who are Argentine individuals, foreign individuals or legal persons.  The applicable rate is 0.5% on the proportional net worth as of December 31 of each year. As our net worth as of 2002 was negative, we did not register this tax.

Minimum Notional Income Tax

Pursuant to a tax law approved by the Argentine Congress on December 7, 1998 (the “Tax Law”), Argentine entities are subject to a “minimum notional income” tax at a rate of 1% of total assets.  This tax may affect holders of Notes having a presence in or other relationship with Argentina, including corporations domiciled in Argentina, Argentine trusts and open-ended investment funds, and permanent establishments in Argentina of foreign holders.  This tax will not affect any other holders of the Notes.

As mentioned above, in May 2001, the cable television industry signed an agreement with the Argentine Federal Government to improve the competitiveness of the sector.  Under this agreement, companies who acceded to the agreement could be exempted from the minimum notional income tax.  Multicanal acceded to the agreement and became eligible for its benefits as of August 2001.  Because this benefit has expired, we will again be subject to this tax beginning in April 2003.  See “Item 5-Other Factors Affecting our Results and Financial Condition-Tax Reform.”

Value-Added Tax or VAT

Pursuant to the Negotiable Obligations Law, the satisfaction of the Section 36 Conditions with respect to the Notes also exempts interest payments on the Notes from any value-added tax. Further, to the extent the Notes satisfy the Section 36 Conditions, any benefits related to the offering, subscription, underwriting, transfer, amortization, interest and cancellation will be exempt from any value-added tax in Argentina.  The Tax Law does not affect this exemption.

Stamp and Transfer Taxes.

No Argentine stamp tax is payable by holders of the Notes under Section 35 of the Negotiable Obligations Law.  No Argentine transfer taxes are applicable on the sale or transfer of the Notes.

Court Tax

If it becomes necessary to institute enforcement proceedings in relation to the Notes in Argentina, a court tax (currently at a rate of 3%) will be imposed on the amount of any claim brought before the Argentine courts sitting in the City of Buenos Aires.

Tax Treaties

Argentina has entered into tax treaties with several countries.  There is currently no income tax treaty or convention between Argentina and the United States.

U.S. Tax Considerations

The following is a summary of certain United States federal income tax considerations that may be relevant to a holder of a Note that is a citizen or resident of the United States or a domestic corporation that otherwise is subject to United States federal income taxation on a net income basis with respect to the Note (a “U.S. Holder”).  This summary deals only with U.S. Holders who will hold the Notes as capital assets and does not deal with special situations, such as those of dealers in securities or currencies, traders in securities or currencies that elect mark-to-market treatment, financial institutions, life insurance companies, persons holding Notes as part of a hedging or conversion transaction or a straddle or holder of Notes whose “functional currency” is not the U.S. dollar. This discussion does not deal with all aspects of United States federal income and estate taxation that may be relevant to U.S. Holders in view of their particular circumstances, nor does it address the effect of any applicable state or local tax law.  Furthermore, this discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”) and administrative and judicial interpretations thereof as of the date hereof, all of which are subject to change (possibly with retroactive effect) and to differing interpretations.  For purposes of the following discussion, it is assumed that the Notes will constitute debt for federal income tax purposes.  Prospective U.S. Holders of Notes should consult their own tax advisors as to the United States federal, state and local and the foreign tax consequences of the ownership and disposition of the Notes.

Taxation of Interest

The gross amount of interest and additional amounts, if any, payable with respect to the Notes to a U.S. Holder will be treated as interest income from sources without the United States which is subject to federal income taxation as ordinary income at the time that such payments are accrued or are received (in accordance with the U.S. Holder’s method of tax accounting).

Taxation of Dispositions

Upon the sale, exchange or retirement of a Note, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (not including any amounts attributable to accrued and unpaid interest) and the U.S. Holder’s tax basis in such Note.  Gain or loss recognized by a U.S. Holder will generally be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of disposition.  Long-term capital gains recognized by an individual holder are subject to tax at a lower rate than short-term capital gain or ordinary income.

Non-U.S. Persons

Holders of the Notes who are not United States persons, which we refer to as Non-U.S. Holders, will not be subject to United States federal income taxes, including withholding taxes, on payments of interest on the Notes so long as the requirements described under “Information Reporting and Backup Withholding” are satisfied, unless such income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States.

The gain realized on any sale or exchange of the Notes by a Non-U.S. Holder will not be subject to United States federal income tax, including withholding tax, unless (i) such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States or (ii) in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of sale and either (a) such gain or income is attributable to an office or other fixed place of business maintained in the United States by such Non-U.S. Holder or (b) such Non-U.S. Holder has a tax home in the United States.

Information Reporting and Backup Withholding

Payment of the proceeds from a sale of Notes to or through a U.S. office of a broker will be subject to information reporting and backup withholding unless the owner establishes an exemption.  Any amount withheld under the backup withholding rules would be credited against the holder’s federal income tax liability or refunded, provided that the required information is furnished to the Internal Revenue Service.  Non-U.S. Holders may be required to comply with applicable certification procedures to establish that they are not U.S. Holders in order to avoid the application of such information reporting requirements and backup withholding tax.

Documents on Display

The materials included in this annual report on Form 20-F, and exhibits thereto, may be inspected and copied at the U.S. Securities and Exchange Commission’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois.  Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms.  As a foreign private issuer, we are not required to make filings with the Commission by electronic means, although we may do so.  Any filing we make electronically will be available to the public over the Internet at the Commission’s web site at http://www.sec.gov.

Item 11.                            Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various market risks, including changes in foreign currency exchange rates, interest rates and inflation.  Market risk is the potential loss arising from, among other things, adverse changes in foreign currency exchange rates, interest rates and inflation.

Exchange rate risk exists principally with respect to our indebtedness denominated in currencies other than Argentine pesos.  Interest rate risk exists principally with respect to our dollar-denominated external indebtedness that bears interest at floating rates, as well as with respect to our peso-denominated Argentine bank and financial debt.  Obligations converted into pesos according to Decree No. 214/02 are subject to varying interest rates.  Communication “A” 3507 as modified by Communication “A” 3561 of the Central Bank applied, as of February 4, 2002, a Coeficiente de Estabilización de Referencia (“Reference Stabilization Rate,” or “C.E.R.”) to the principal amount of dollar-denominated indebtedness converted into pesos.  After adjustment in accordance with the C.E.R. (an indexation rate), Communication “A” 3507 further imposed a maximum rate of 8% as of February 3, 2002 on such dollar-denominated indebtedness converted into pesos. However, we cannot assure you that this Central Bank policy limiting increases in interest rates will remain in place, or that we will not be adversely affected by future fluctuations in the rates charged on our peso-denominated bank and financial debt denominated in dollars and later converted into pesos.  Inflation risk exists principally with respect to the adjustment in accordance with the C.E.R. of our peso-denominated bank and financial debt.  In light of the current macro-economic situation in Argentina, this peso-denominated bank and financial debt is susceptible to inflationary pressures.

While we realize substantially all of our earnings in Argentina through sales denominated in Argentine pesos, a substantial portion of our debt obligations, operating costs (including programming costs) and expenses are and will continue to be denominated in dollars and will therefore be exposed to currency exchange rate risks.  Since the abandonment of the Convertibility Law, as well as the January 11, 2002 lifting of the banking holiday and the subsequent free float of the exchange rate, the peso has continued to fluctuate significantly.  Additionally, due to the scarcity of dollars, we may find it difficult to convert sufficient amounts of pesos to dollars to make interest and principal payments on our dollar-denominated indebtedness in the event that we become able to make payments on which we are currently in default.

Multicanal continuously monitors its economic exposure to changes in foreign exchange rates.  At December 31, 2002, Multicanal´s net monetary position in dollars subject to foreign currency exchange rate fluctuations was approximately US$560 million.  Multicanal’s foreign exchange rate-related exposure is determined based on the monetary position of the Company and of its subsidiaries, and primarily reflects dollar-denominated bank and financial debt and accounts payable, reduced by Multicanal´s cash and cash equivalents and other dollar-denominated assets (mainly receivables).

The following table provides information on our bank and financial debt and acquisition related debt outstanding at December 31, 2002.  Variable interest rates are based on effective rates at December 31, 2002.  See Note 7 to the audited financial statements for further information.  All amounts are presented in thousands.

Bank and financial debt:

	Currently due	2003
U.S. dollars	363,852
Fixed rate (average)	11.1%

U.S. dollars	144,000
Pesos	44,600	238
Variable rate (average)	7.4%	14%

Acquisition related debt:

2003
U.S. dollars	3.6
Fixed rate	10%

Multicanal has not used financial instruments to hedge its exposure to fluctuations in foreign currency exchange or interest rates.

Item 12.                            Description of Securities Other than Equity Securities

Not applicable.

Item 13.                            Defaults, Dividend Arrearages and Delinquencies

As a result of Argentina’s severe economic recession and the restrictions affecting Multicanal’s ability to refinance its debts, on February 1, 2002, Multicanal announced that it had defaulted on payment of principal and interest on its 9¼% Notes due 2002 and interest payments on its 10½% Notes due 2007, on February 26, 2002, defaulted on interest payments on its Series J Floating Rate Notes due 2003, and on April 15, 2002, defaulted on interest payments on its Series C 10½% Notes due 2018 and its Series E 13.125% Notes due 2009.  On June 4, 2002, we announced the designation of JPMorgan Securities Inc., as financial advisor to assist us in designing alternative means of discharging the deferred payments.  In consultation with our financial advisor, we have undertaken to restructure our 9¼% Notes due 2002, 10½% Notes due 2007, 13.125% Series E Notes due 2009, Series C 10½% Notes due 2018 and Series J Floating Rate Notes due 2003

(together, the “Existing Notes”), and other financial indebtedness (the “Bank Debt” and together with the Existing Notes, the “Existing Debt”) (the “Restructuring”) in accordance with Title II, Chapter II of Law 24,522 of Argentina, as amended (the “Bankruptcy Law”) by means of an APE.  On January 31, 2003, the Company announced an offer to purchase (the “Cash Tender Offer”) for cash U.S.$100 million of its Existing Debt at a price of U.S.$300 per U.S.$1,000 aggregate principal amount of Existing Debt tendered for purchase.  The Company will not pay any accrued and unpaid interest (including default interest and additional amounts, if any) on the Existing Debt that is tendered for purchase in the Cash Tender Offer.  The Cash Tender Offer, as originally announced, was subject to several conditions precedent, including (a) U.S.$100 million aggregate principal amount of Existing Debt shall have been tendered by holders of Existing Debt, (b) the Company’s controlling shareholders shall have made an irrevocable cash contribution of U.S.$10 million to the Company on or after the date of the Offer, and (c) the execution of an APE by the Company and an attorney-in-fact representing holders of at least U.S.$380 million aggregate principal amount of Existing Debt in accordance with the terms prescribed by Argentine law to make such agreement enforceable in Argentina for purposes of Chapter VII, Title II of the Argentine Bankruptcy Law; provided that the participants agree in the aggregate to allocate their Existing Debt between the two options presented to them so that the level of participation in one option does not exceed by more than 10% the level of participation in the other option (as a percentage of the total consideration being offered in each of such options).

On February 7, 2003, the Company announced that it was soliciting (the “APE Solicitation”) from holders of its Existing Debt powers of attorney in favor of an attorney-in-fact, to execute an APE.  The APE Solicitation as originally announced was subject to several conditions precedent, including (i) the Company’s controlling shareholders shall have made an irrevocable cash contribution of U.S.$10 million to the Company on or after the date of the Cash Tender Offer, (ii) an APE shall have been executed by the Company and an attorney-in-fact representing holders of at least U.S.$380 million aggregate principal amount of Existing Debt in accordance with the terms prescribed by Argentine law to make such agreement enforceable in Argentina for purposes of Chapter VII, Title II of the Argentine Bankruptcy Law; provided that the participants agree in the aggregate to allocate their Existing Debt between the two options presented to them so that the level of participation in one option does not exceed by more than 10% the level of participation in the other option (as a percentage of the total consideration being offered in each of such options), and (iii) U.S.$100 million aggregate principal amount of Existing Debt shall have been tendered in the Cash Tender Offer.

Upon approval (homologación) of the APE by an Argentine commercial court of competent jurisdiction (the “Bankruptcy Court”, and approval by such court, the “Court Approval”), each holder that accepted the APE Solicitation as initially proposed would receive, for each U.S.$1,000 principal amount of Existing Debt tendered in connection with the APE Solicitation, at its option, either (i) U.S.$1,000 principal amount of the Company’s 10-Year Step-Up Notes (the “10-Year Notes”), or (ii) U.S.$315 principal amount of either (A) the Company’s 7% 7-Year Notes (the “7-Year Fixed Rate Notes”), or (B) the Company’s 7-Year Floating Rate Notes (the “7-Year FRNs”, together with the 7-Year Fixed Rate Notes, the “7-Year Notes”, and the 7-Year Notes together with the 10-Year Notes, the “New Notes”), and 598 of the Company’s class C shares of common stock (the “Class C Shares”).  Through its APE Solicitation Company is seeking to exchange (i) approximately U.S.$100 million principal amount of its Existing Debt for U.S.$100 million of 10-Year Notes, (ii) U.S.$157.4 million principal amount of its Existing Debt for U.S.$102.3 million of its 7-Year Notes and to capitalize approximately U.S.$167.4 million principal amount of its Existing Debt.  The Company will not pay any accrued and unpaid interest (including default interest and additional amounts, if any) on the Existing Debt that is exchanged pursuant to the APE.

On March 26, 2003, the Company announced amendments to certain terms of its Cash Tender Offer and APE Solicitation, most notably among other changes, a reduction in the minimum participation in the APE Solicitation of holders of Existing Debt from U.S.$380 million principal amount to seventy percent (70%) of the aggregate principal amount of any Existing Debt outstanding after giving effect to the Cash Tender Offer, provided that holders electing the 10-Year Notes shall not represent, in the aggregate, an amount of Existing Debt in excess of U.S.$120,000,000.

The Company has subsequently extended the expiration dates of both the Cash Tender Offer and the APE Solicitation on several occasions.  Both the Cash Tender Offer and the APE Solicitation are each currently scheduled to expire at 5:00 p.m., New York City time, on July 2, 2003, unless further extended by the Company in its sole discretion.

The APE Solicitation and the Cash Tender Offer proposed by the Company afford the Company’s creditors an opportunity to achieve a restructuring of the Company’s Existing Debt on a consensual basis.  The Company believes that the APE procedure presents important advantages for the Company as well as its creditors by avoiding the complexities and costs of the concurso preventivo process.  Furthermore, the Company’s current proposal is in its view substantively responsive to the interests of all of its stakeholders under the current circumstances and addresses concerns raised by certain of the Company’s creditors after the proposal was initially launched.  To date, however, creditors holding in excess of 33% of the Company’s Existing Debt have not yet consented to the Company’s offer.  Certain of these creditors have approached the Company to demand further modifications to the Company’s proposal, which modifications, in the Company’s view, would render the success of a consensual restructuring highly unlikely.

The Company remains committed to preserving the continuity of its operations.  This long-term objective, however, requires that the Company’s Existing Debt be adequately restructured, whether pursuant to an APE or, if the support required to effect an APE is not forthcoming, any other means available to the Company under the existing legal framework.

This information has been previously reported by the Company on its Form 6-K filings.

Item 14.                            Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.                            Controls and Procedures

Within the 90 days prior to the date of this report, the Company carried out an evaluation under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial and Administrative Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon and as of the date of the Company’s evaluation, the Chief Executive Officer and Chief Financial and Administrative Officer concluded that the disclosure controls and procedures are effective in all material respects to ensure that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.  Such officers also confirm that there have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation referred to above.

Item 17.                            Financial Statements

The Registrant has responded to Item 18 in lieu of this Item.

Item 18.                            Financial Statements

Reference is made to Item 19(a) for a list of all financial statements filed as part of this Form 20-F.

Item 19.                            Financial Statements and Exhibits

(a)  List of Financial Statements.

(b)  List of Exhibits

1.1.                              Amendment to bylaws (estatutos) of Multicanal S.A., dated January 11, 2000 (together with an English translation).

1.2.                              Amendment to bylaws (estatutos) of Multicanal S.A., dated May 8, 2001 (together with an English translation).

1.3.                              Amendment to bylaws (estatutos) of Multicanal S.A., dated February 13, 2003 (together with an English translation).

12.1.                        Certification of Carlos Alberto Moltini pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

12.2.                        Certification of Adrián Mészaros pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

MULTICANAL S.A.

Signature

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

MULTICANAL S.A.

	By:	/s/ Adrián Mészaros
Name: Adrián Mészaros
Title: Chief Financial Officer

Dated: June 30, 2003.

Certification

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Carlos Alberto Moltini, certify that:

1.               I have reviewed this annual report on Form 20-F of Multicanal S.A.

2.               Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.               Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.               The registrant’s other certifying officers and I are responsible for establish and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

(i)            designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(ii)                                  evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(iii)                               presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.               The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(i)                                     all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(ii)                                  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.               The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: June 30, 2003

/s/ Carlos Alberto Moltini
Title: Chief Executive Officer

Certification
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Adrián Mészaros, certify that:

1.               I have reviewed this annual report on Form 20-F of Multicanal S.A.

2.               Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.               Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.               The registrant’s other certifying officers and I are responsible for establish and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

(i)                                                    designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(ii)                                                 evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(iii)                                              presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.               The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(i)                                                    all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(ii)                                                 any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.               The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: June 30, 2003

/s/ Adrián Mészaros
Title: Chief Financial and Administrative Officer

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

MULTICANAL S.A.

CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2002 AND 2001

AND FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2002

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
Multicanal S.A.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of cash flows and of changes in shareholders’ (deficit) equity, present fairly, in all material respects, the financial position of Multicanal S.A. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with generally accepted accounting principles in Argentina.  These consolidated financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits of the consolidated financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation.  We believe that our audits provide a reasonable basis for the opinion expressed above.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 13 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency. Additionally, as also discussed in Note 13 to the consolidated financial statements, the Company has been negatively impacted by the Argentine government’s adoption of various economic measures and by the devaluation of the Argentine peso. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Notes 13 and 14. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Accounting principles generally accepted in Argentina vary in certain important respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F.  The application of the latter would have affected the determination of consolidated net loss for each of the three years in the period ended December 31, 2002 and the determination of consolidated shareholders’ (deficit) equity at December 31, 2002 and 2001 to the extent summarized in Note 16 to the consolidated financial statements.

Buenos Aires, Argentina	PRICE WATERHOUSE & CO.
March 10, 2003, except as to Note 14, which is as of June 20, 2003 by/s/Alberto E. Fandiño(Partner)
Alberto E. Fandiño

MULTICANAL S.A.

CONSOLIDATED BALANCE SHEET

(At December 31, 2002 and 2001)

(Expressed in Argentine pesos of December 31, 2002 purchasing power)

	December 31,
	2002	2001
ASSETS
CURRENT ASSETS
Cash and deposits in banks	104,792,097	28,862,313
Short-term investments (Note 3 (a))	1,444,899	158,105,519
Trade receivables (Note 3 (b))	24,908,692	71,180,536
Receivables from related parties	12,758,388	16,839,628
Other (Note 3 (c))	38,045,107	95,625,925
Total current assets	181,949,183	370,613,921
NON-CURRENT ASSETS
Long-term investments (Note 3 (e))	6,841,368	8,991,668
Property and equipment, net (Note 4)	620,104,322	797,750,566
Goodwill and intangible assets, net (Note 5)	1,201,530,427	1,621,772,033
Other (Note 3 (d))	29,536,381	42,073,573
Total non-current assets	1,858,012,498	2,470,587,840
Total assets	2,039,961,681	2,841,201,761
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	109,914,396	244,193,134
Short-term bank and financial debt (Notes 3 (f) and 7)	2,020,944,245	1,665,709,390
Acquisition related debt	8,739,851	6,824,082
Taxes payable	15,614,051	46,147,354
Debt with related parties	1,020,870	2,966,047
Payroll and social security payable	6,583,314	16,955,977
Other (Note 3 (g))	13,094,224	9,143,697
Total current liabilities	2,175,910,951	1,991,939,681
NON-CURRENT LIABILITIES
Taxes payable	2,129,032	5,324,809
Acquisition related debt	3,324,586	219,591
Long-term bank and financial debt	237,986	237,986
Other (Note 3 (h))	22,262,660	39,366,923
Provision for lawsuits and contingencies (Note 6 (c))	18,359,697	51,928,726
Total non-current liabilities	46,313,961	97,078,035
Total liabilities	2,222,224,912	2,089,017,716
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	31,639,916	27,626,677
SHAREHOLDERS’ (DEFICIT) EQUITY (as per related statement)	(213,903,147)	724,557,368
Total liabilities and shareholders’ (deficit) equity	2,039,961,681	2,841,201,761

The accompanying notes and exhibit are an integral part of these consolidated financial statements.

MULTICANAL S.A.

CONSOLIDATED STATEMENT OF OPERATIONS

(For the years ended December 31, 2002, 2001 and 2000)

(Expressed in Argentine pesos of December 31, 2002 purchasing power)

	December 31,
	2002	2001	2000
Net revenues (Note 3 (i))	574,728,315	1,015,472,548	1,040,169,749
Operating costs
Direct operating expenses (Exhibit I)	(310,169,780)	(498,531,491)	(492,302,981)
General and administrative expenses (Exhibit I)	(84,107,399)	(135,151,173)	(144,754,276)
Selling and marketing expenses (Exhibit I)	(38,523,106)	(59,407,667)	(76,505,111)
Depreciation and amortization	(306,855,204)	(332,187,651)	(334,943,930)
Operating loss	(164,927,174)	(9,805,434)	(8,336,549)
Non-operating expenses
Financial expenses and holding results, net (Note 3 (j))	(471,466,443)	(222,451,756)	(244,305,101)
Other non-operating expenses, net (Note 3 (k))	(309,500,025)	(356,224,731)	(34,286,228)
Loss before gain on sale of investees, taxes, minority interest and equity in gains (losses) of affiliated companies	(945,893,642)	(588,481,921)	(286,927,878)
Gain on sale of investees	25,327	322,514,989	—
Income taxes and/or tax on minimum notional income	(4,931,939)	(11,328,076)	(21,654,199)
Loss before minority interest and equity in gains (losses) of affiliated companies	(950,800,254)	(277,295,008)	(308,582,077)
Minority interest in results of consolidated subsidiaries	(7,992,416)	(2,978,976)	(2,478,007)
Loss before equity in gains (losses) of affiliated companies	(958,792,670)	(280,273,984)	(311,060,084)
Equity in gains (losses) of affiliated companies (Note 10)	20,332,155	(3,770,463)	(8,416,569)
Net loss	(938,460,515)	(284,044,447)	(319,476,653)

The accompanying notes and exhibit are an integral part of these consolidated financial statements.

MULTICANAL S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

(For the years ended December 31, 2002, 2001 and 2000)

(Expressed in Argentine pesos of December 31, 2002 purchasing power - except number of shares)

		SHAREHOLDERS’ CONTRIBUTIONS
	Number of issued and authorized common shares par value Ps. 1	Common stock	Inflation adjustments of common stock (Note 2.5.(g))	Additional paid- in-capital	Merger premium	Irrevocable contributions	Voluntary reserve	Legal reserve	Accumulated deficit	Total shareholders’ (deficit) equity
At December 31, 1999	365,953,227	365,953,227	463,040,405	1,044,710,015	—	—	25,461,525	6,309,660	(578,756,635)	1,326,718,197

Net loss for the year	—	—	—	—	—	—	—	—	(319,476,653)	(319,476,653)
At December 31, 2000	365,953,227	365,953,227	463,040,405	1,044,710,015	—	—	25,461,525	6,309,660	(898,233,288)	1,007,241,544
Incorporation of balances following merger with Plataforma Digital S.A.	867,810	867,810	—	—	33,681,119	4,778,667	38,583,510	—	(76,550,835)	1,360,271
Net loss for the year	—	—	—	—	—	—	—	—	(284,044,447)	(284,044,447)
At December 31, 2001	366,821,037	366,821,037	463,040,405	1,044,710,015	33,681,119	4,778,667	64,045,035	6,309,660	(1,258,828,570)	724,557,368
Net loss for the year	—	—	—	—	—	—	—	—	(938,460,515)	(938,460,515)
At December 31, 2002	366,821,037	366,821,037	463,040,405	1,044,710,015	33,681,119	4,778,667	64,045,035	6,309,660	(2,197,289,085)	(213,903,147)

The accompanying notes and exhibit are an integral part of these consolidated financial statements.

MULTICANAL S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

(For the years ended December 31, 2002, 2001 and 2000)

(Expressed in Argentine pesos of December 31, 2002 purchasing power)

	December 31,
	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	(938,460,515)	(284,044,447)	(319,476,653)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and loss on disposal of fixed assets	191,867,508	198,312,360	201,699,928
Goodwill and intangible assets amortization	114,987,696	133,875,291	134,948,190
Equity in (gains) losses of affiliated companies	(20,332,155)	3,770,463	8,416,569
Provision for obsolescence of materials	—	—	115,732
Loan indexation	(30,198,098)	—	—
Interest accrued on financial liabilities and acquisition related debt	243,141,792	—	—
Gain on redemption of debt	(417,776,648)	(9,211,242)	—
Exchange difference on negotiable obligations	813,348,878	—	—
Exchange difference on acquisition related debt	6,100,169	—	—
Minority interest in results of consolidated subsidiaries	7,992,416	2,978,976	2,478,007
Provision for lawsuits and contingencies	2,014,204	8,625,158	12,591,449
Allowance for unrecoverable investments	7,521,000	—	—
Impairment of goodwill and other intangible assets	312,728,070	326,077,446	—
Gain on sale of long-term investments	(25,327)	(322,514,989)	—
Exchange difference on advances for the purchase of investments	(2,324,857)	—	—
Result of exposure to inflation of bank and financial debt and acquisition related debt denominated in Argentine pesos	(7,783,916)	—	—
Result from conversion of acquisition related debt	235,187	—	—
Result from conversion of fixed and intangible assets	(4,238,459)	—	—
Result from holding of long-term investments	(26,314)	393,476	—
Decrease (increase) in assets
Trade receivables	46,271,844	(4,613,977)	17,383,904
Other current assets	57,580,818	(14,696,005)	(6,667,436)
Other non-current assets	12,537,192	(5,458,015)	11,452,269
Receivables from related parties	4,081,240	(1,400,391)	(4,164,314)
Increase (decrease) in liabilities
Debt with related parties	(1,945,177)	(1,952,599)	(3,165,004)
Other current and non-current liabilities	3,950,535	(4,193,412)	1,436,644
Accounts payable and accrued liabilities	(134,278,738)	23,691,055	7,367,734
Payroll and social security payable	(10,372,663)	(8,444,659)	5,025,067
Current and non-current taxes payable	(33,729,080)	3,525,518	(11,568,121)
Provision for lawsuits and contingencies	(35,583,233)	(1,248,034)	(7,572,745)
Dividends received	110,817	—	—
Cash provided by operations	187,394,186	43,471,973	50,301,220
CASH FLOWS FROM INVESTMENT ACTIVITIES
Purchases of property and equipment	(11,248,288)	(46,220,001)	(85,370,763)
Sale of investee	—	327,314,907	—
Acquisitions of cable systems and subscribers and increase in goodwill and intangible assets	(1,141,744)	(14,101,370)	(7,354,783)
Cash (used in) provided by investment activities	(12,390,032)	266,993,536	(92,725,546)
CASH FLOWS FROM FINANCING ACTIVITIES
Increase in acquisition related debt	354,563	—	2,513,778
Repayments of acquisition related debt	(4,428,751)	(11,249,912)	(15,106,497)
Borrowings of bank and financial loans	—	405,717,738	429,080,171
Repayments of bank loans	(247,681,625)	(598,513,720)	(451,114,096)
Decrease of minority interest in consolidated subsidiaries	(3,979,177)	(1,316,142)	(3,193,869)
Cash used in financing activities	(255,734,990)	(205,362,036)	(37,820,513)
(DECREASE)/ INCREASE IN CASH AND CASH EQUIVALENTS	(80,730,836)	105,103,473	(80,244,839)
Increase in cash and cash equivalents provided by merger	—	43,656	—
Cash and cash equivalents at the beginning of year	186,967,832	81,820,703	162,065,542
CASH AND CASH EQUIVALENTS AT THE END OF YEAR	106,236,996	186,967,832	81,820,703

The accompanying notes and exhibit are an integral part of these consolidated financial statements.

MULTICANAL S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Argentine pesos of December 31, 2002 purchasing power)

NOTE 1 – DESCRIPTION AND BUSINESS

Multicanal S.A. (the “Company” or “Multicanal”), an Argentine corporation formed on July 26, 1991, is a multiple system cable operator with business in Argentina, Paraguay and Uruguay.

Since 1994, the Company has made significant investments, initially in the acquisition of cable systems and their subsequent development and expansion.  These investments have been substantially financed by loans from financial institutions and former owners of certain acquired cable systems, as well as shareholders’ contributions.

NOTE 2 - BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

2.1.                              Basis of presentation of the consolidated financial statements

The consolidated financial statements include the accounts of Multicanal and its majority owned subsidiaries.  All material intercompany balances, transactions and profits have been eliminated in consolidation. Investments in affiliates in which the Company has an ownership interest between 20% and 50% are accounted for under the equity method.  Investments in affiliates in which the Company has an ownership interest of less than 20% are accounted for under the cost method.

The consolidated financial statements include accounts of Multicanal and the following subsidiaries:

	% of capital and votes held by Multicanal
	December 31,
	2002	2001
Pem S.A.	100.00	100.00
AVC Continente Audiovisual S.A.	90.00	90.00
CV Berazategui S.A.	70.00	70.00
Delta Cable S.A.	84.00	84.00
San Lorenzo TV Cable S.A.	100.00	100.00
TV Cable San Francisco S.A.	100.00	100.00
Telesur Teledifusora Río Cuarto S.A.	100.00	100.00
Televisora Privada del Oeste S.A.	51.00	51.00
Bridge Management Holdings Corp.	100.00	100.00
La Capital Cable S.A.	50.00	50.00
Chaco Cable Color S.R.L. (1)	100.00	100.00
Teledifusora San Miguel Arcángel S.A.	50.10	50.10
Tevemundo S.A.	100.00	100.00
Cable Imagen S.R.L. (1)	100.00	100.00
Televisión Dirigida S.A.E.C.A.	89.39	89.39
Orange Producciones S.A.	100.00	100.00
Cablepar S.A.	100.00	100.00
Cablevisión Comunicaciones S.A.E.C.A.	89.81	89.81
Tres Arroyos Televisora Color S.A. .	67.20	63.35
Wolves Televisión Sociedad Anónima	100.00	100.00
Adesol S.A.	100.00	100.00
Cable Video Sociedad Anónima	100.00	100.00
Dorrego Televisión S.A	100.00	100.00
Cable Video Sur S.R.L.	100.00	100.00

(1)          Companies in the process of being transformed from a S.R.L. to a S.A. (Corporation).

2.2.          Recognition of the effects of inflation

The financial statements were prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. As from that date, in conformity with accounting principles generally accepted in Argentina (“Argentine GAAP”) and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001.  As from January 1, 2002, in accordance with Resolution No. 3/2002 of the Professional Council in Economic Sciences of the City of Buenos Aires (“CPCECABA”) and Resolution No. 415 of the National Securities Commission (“CNV”) on July 25, 2002, recognition of the effects of inflation has been restored.  To that end, the restatement method established by Technical Pronouncement No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) was adopted, considering that the accounting measurements restated by the change in the purchasing power of the currency through August 31, 1995, as well as those arising between that date and December 31, 2001, are stated in currency as of the latter date.

The financial statements as of December 31, 2001 and for the two years in the period ended on December 31, 2001, which are presented for comparative purposes, were restated into year-end currency.

The result of exposure to the changes in the purchasing power of the currency is shown in the statement of income as “Financial expenses and holding results, net”.

2.3.                              Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Argentine GAAP and the requirements of the CNV and are presented in Argentine pesos (“Ps.”).  Additionally, certain reclassifications and additional disclosures have been included in these consolidated financial statements in order to conform more closely to the form and content required by accounting principles generally accepted in the United States of America (“US GAAP”).  These consolidated financial statements do not include all the additional disclosures required by the US Securities and Exchange Commission (“SEC”) or US GAAP.

Argentine GAAP require companies with controlling financial interest in other companies to present both parent company, where investments in subsidiaries are accounted for under the equity method, and consolidated financial statements as primary and supplementary information, respectively.  Because of the special purpose of these consolidated financial statements, parent company financial statements are not included.  This procedure has been adopted for the convenience of the reader of the financial statements.

The preparation of the financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting years.  Actual results may differ from these estimates.

2.4.          Comparative financial statements

Certain reclassifications have been included in the financial statements at December 31, 2001 and for the two years in the period ended December 31, 2001, to conform to the current year’s presentation.

2.5.                              Significant accounting polices

The following is a summary of the significant accounting polices followed by the Company:

(a)                               Foreign currency

Assets and liabilities denominated in foreign currency are translated to Argentine pesos at the prevailing exchange rates at year-end.  Exchange differences have been included in the determination of income.

(b)                               Short-term investments

Publicly traded securities have been valued at their year-end market value.  Time deposits and other highly liquid financial investments are carried at cost plus accrued interest.  The carrying value of these investments approximates fair value.

(c)                                Trade receivables

Accounts receivables are stated at estimated realizable values.  An allowance for doubtful accounts is provided in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

(d)          Property and equipment

Property and equipment acquired are presented at restated cost (Note 2.2.), less accumulated depreciation.  Materials are valued at their weighted average cost.

Depreciation commences in the month of acquisition or placement of the assets in service and is computed on a straight-line basis over the estimated useful lives of the assets, which generally range from 5 to 50 years.  Changes to useful life estimates are recognized in depreciation.

Improvements that extend asset lives are capitalized; other repairs and maintenance charges are expensed as incurred. The cost and related accumulated depreciation applicable to assets sold or retired are removed from the accounts and are recognized as a component of depreciation expense.

Management considers that there has been no impairment in the carrying value of property and equipment.

(e)           Long-term investments

Generally, investments in which the Company has ownership interests between 20% and 50% are accounted for under the equity method.  Equity method investments are recorded at cost and adjusted to recognize the Company’s proportional share of the investee’s income or loss; the Company discontinues recognition of its proportional share of the investee’s losses when the investment is reduced to zero, unless the Company has assumed the commitment to recognize the corresponding liability.  Investments in which the Company had ownership below 20% are recorded at cost.

Management considers that there has been no impairment in the carrying value of the Company’s investments.

Financial statements, which are prepared in currencies other than the Argentine peso, have been translated into that currency in accordance with Technical Pronouncement No. 13 of the FACPCE (restate-convert-disclose method).

(f)            Goodwill and intangible assets

Goodwill, representing the excess of cost over the fair value of net identifiable assets acquired, is stated at restated cost (Note 2.2.) and is amortized on a straight-line basis over its estimated economic life, not exceeding 20 years.

Other intangible assets are stated at restated cost (Note 2.2.) and are amortized over a period of 5 years.

The Company regularly evaluates the carrying value of its goodwill and other intangible assets for impairment. The carrying value of goodwill and other intangible assets is considered impaired by the Company when expected discounted cash flow is less than its carrying value.

As of December 31, 2002 and 2001 as a result of the continued deterioration of the Argentine economy, the Company has reevaluated the carrying value of its goodwill and other intangible assets recording an impairment loss of Ps. 312,728,070 and Ps. 326,077,446, respectively. (Note 3 (k)).

(g)                               Shareholders’ (deficit) equity

These accounts have been restated on a constant Argentine pesos basis (included in Inflation adjustment of common stock) (Note 2.2.).  Inflation adjustments of common stock and additional paid-in-capital may be used to absorb accumulated deficits or to increase capital at the discretion of the shareholders.  These amounts cannot be distributed in the form of cash dividends.

(h)                               Revenue recognition

Revenues are recognized on an accrual basis, which are recorded in the month the service is rendered. The Company’s revenues are presented net of sales-related taxes, which include state, municipal and regulatory taxes, in addition to being presented net of the allowance for doubtful accounts.

(i)                                  Selling and marketing expenses

Selling and marketing expenses are expensed as incurred.

(j)            Programming rights

Programming rights pending invoicing at the year-end are estimated on the basis of existing agreements and other judgment criteria at that date.

(k)                               Employee severance indemnities

Severance indemnities are expensed when paid or when they are expected to have an impact on the results for the year because they represent a certain and quantified risk.

(l)           Income taxes

Income taxes are those estimated to be paid for each year.  In accordance with Argentine tax regulations, income taxes are calculated at the statutory rate on each entity’s taxable income for the year (35% for each of 2002, 2001 and 2000). The company does not recognized deferred taxes.

(m)          Tax on minimum notional income

In the event a company has a loss for tax purposes, current Argentine legislation requires the payment of a tax on minimum notional income, which is calculated as 1% of assets. Such payments may be utilized during a ten year carryforward period to offset income taxes that would otherwise be payable. The tax on minimum notional income, which is estimated to be offset within the ten following years with income tax, has been disclosed under Other receivables.

In October 2001 the Company was added to the register of beneficiaries of the agreements to improve competitiveness and employment (Decree No. 730/01).  According to these regulations, the Company is exempt from the aforementioned tax for fiscal year 2001 and future years.

NOTE 3 -             DETAILS OF CONSOLIDATED BALANCE SHEET AND STATEMENT OF OPERATIONS ACCOUNTS

	December 31,
	2002	2001
CONSOLIDATED BALANCE SHEET
CURRENT ASSETS
(a) Short-term investments
Money market instruments	56,601	305,014
Time deposits	1,368,110	157,772,995
Other	20,188	27,510
	1,444,899	158,105,519
(b) Trade receivables
From subscriptions	39,934,178	97,014,805
From advertising	9,337,661	24,889,641
Notes receivable	250,182	—
From new businesses	1,927,078	4,666,249
Credit cards	2,054,353	1,510,091
Other	283,055	1,306,428
Allowance for doubtful accounts (Note 6 (a))
From subscriptions	(22,087,688)	(47,080,782)
From advertising	(6,389,968)	(9,427,158)
From new businesses	(400,159)	(1,698,738)
	24,908,692	71,180,536

	December 31,
	2002	2001
(c) Other
Advances to suppliers	1,107,008	2,877,960
Receivables from minority shareholders	2,759,523	6,395,537
Tax advances	7,270,371	40,003,073
Deposits in guarantee	555,045	931,850
Other receivables	9,373,488	22,625,344
Advances to be rendered	—	32,649
Debtors in litigation	11,351	897,314
Prepaid expenses	9,934,122	14,114,517
Advances to employees	528,847	903,132
Judicial deposits	2,984,778	5,424,579
Other	3,520,574	1,419,970
	38,045,107	95,625,925
NON-CURRENT ASSETS
(d) Other
Prepaid expenses	26,123,455	33,993,735
Tax advances	223,563	6,435,607
Deposits in guarantee	350	938,752
Other	3,189,013	705,479
	29,536,381	42,073,573
(e) Long-term investments
Investments in companies carried under the equity method (Note 10)	6,488,278	3,369,703
Advances for the purchase of companies	7,671,000	5,346,143
Allowance for unrecoverable investments (Notes 6 (d) and 9 (a)(i))	(7,521,000)	—
Investments in companies carried at cost	203,090	275,822
	6,841,368	8,991,668
CURRENT LIABILITIES
(f) Short-term bank and financial debt
Overdraft facilities	56,724	748,288
Corporate Bonds
Capital	1,711,461,240	1,521,874,664
Interests payable	243,662,389	41,049,531
Loans
Capital	44,600,385	97,288,914
Interests payable and restatements	21,163,507	1,393,061
Credits/ debts from related parties	—	3,354,932
	2,020,944,245	1,665,709,390

	December 31,
	2002	2001
(g) Other
Other provisions	7,783,755	4,368,327
Debt with minority shareholders	468,919	242,846
Dividends payable	2,269,017	1,070,414
Advanced subscriptions fees	—	110,290
Sundry creditors	312,974	711,901
Other	2,259,559	2,639,919
	13,094,224	9,143,697
NON-CURRENT LIABILITIES
(h) Other
Investments in companies carried under the equity method — Fintelco S.A. (Note 10)	22,007,433	39,111,696
Other	255,227	255,227
	22,262,660	39,366,923

	December 31,
	2002	2001	2000
CONSOLIDATED STATEMENT OF OPERATIONS
(i) Net revenues
Gross sales
From subscriptions	594,713,052	1,029,261,943	1,104,548,708
From advertising	10,510,841	26,891,955	28,528,311
Other	8,354,416	6,630,523	2,449,496
Allowance for doubtful accounts
From subscriptions	(34,976,475)	(67,730,936)	(46,628,769)
From advertising	(1,161,464)	(986,597)	(6,246,203)
From new business	400,000	(1,698,738)	—
Direct taxes	(3,112,055)	(15,112,221)	(42,481,794)
Recovery from Comfer - Decree 1008/01	—	38,216,619	—
	574,728,315	1,015,472,548	1,040,169,749

	December 31,
	2002	2001	2000
(j) Financial expenses and holding results, net
On assets
Result of exposure to inflation	(160,142,743)	—	—
Exchange gain and results from conversion	21,010,407	1,473,563	1,640,476
Bank expenses	(877,407)	(1,390,556)	(943,116)
Holding gains/short-term investments	5,015,358	1,854,942	3,654,595
Interest	570,314	2,435,325	2,902,967
	(134,424,071)	4,373,274	7,254,922
On liabilities
Result of exposure to inflation	336,888,258	—	—
Interest	(245,421,360)	(196,367,682)	(207,814,028)
Loan indexation	30,198,098	—	—
Gain on redemption of debt	417,776,648	9,211,242	—
Exchange loss	(854,035,147)	(4,683,828)	(2,706,742)
Taxes and commissions	(22,448,869)	(34,984,762)	(41,039,253)
	(337,042,372)	(226,825,030)	(251,560,023)
	(471,466,443)	(222,451,756)	(244,305,101)
(k) Other non-operating expenses, net
Employee’s dismissals	—	(10,007,767)	(7,282,706)
Provision for lawsuits and contingencies	(2,014,204)	(8,625,158)	(12,591,449)
Uncollectibility of other receivables	(400,000)	(4,518,580)	(3,793,425)
Impairment of goodwill an other intangible assets	(312,728,070)	(326,077,446)	—
Loss on disposal of fixed assets	—	—	(1,704,188)
Allowance for unrecoverable investments	(7,521,000)	—	—
Other	13,163,249	(6,995,780)	(8,914,460)
	(309,500,025)	(356,224,731)	(34,286,228)

NOTE 4 - PROPERTY AND EQUIPMENT, NET

	December 31, 2002
	Original value	Accumulated depreciation	Net book value	Assets lives years
Installations, external wiring and transmission equipment	1,403,385,192	(954,212,800)	449,172,392	10
Properties	119,557,196	(38,185,930)	81,371,266	50
Computer equipment	63,661,039	(53,842,217)	9,818,822	5
Furniture, fixtures and tools	52,956,874	(47,782,182)	5,174,692	10
Vehicles	30,070,447	(26,302,925)	3,767,522	5
Materials, net of provision for obsolescence of materials	61,420,715	—	61,420,715	—
Work in progress	6,595,669	—	6,595,669	—
Advances to suppliers	2,783,244	—	2,783,244	—
Total	1,740,430,376	(1,120,326,054)	620,104,322

	December 31, 2001
	Original value	Accumulated depreciation	Net book value	Assets lives years
Installations, external wiring and transmission equipment	1,412,324,484	(818,553,347)	593,771,137	10
Properties	118,649,629	(32,570,629)	86,079,000	50
Computer equipment	63,225,664	(46,008,961)	17,216,703	5
Furniture, fixtures and tools	54,708,262	(45,402,343)	9,305,919	10
Vehicles	31,893,100	(26,207,808)	5,685,292	5
Materials, net of provision for obsolescence of materials	64,546,735	—	64,546,735	—
Work in progress	15,257,285	—	15,257,285	—
Advances to suppliers	5,888,495	—	5,888,495	—
Total	1,766,493,654	(968,743,088)	797,750,566

The consolidated depreciation expense of property and equipment for the years ended December 31, 2002, 2001 and 2000 amounted to Ps. 191,867,508, Ps 198,312,360 and 199,995,740, respectively.

NOTE 5 - GOODWILL AND INTANGIBLE ASSETS

	December 31, 2002
	Original value		Accumulated amortization	Net book value
Goodwill	2,654,222,819	(1)	(851,116,577)	1,803,106,242
Others	45,556,302		(26,530,396)	19,025,906
Sub-Total	2,699,779,121		(877,646,973)	1,822,132,148
Allowance for impairment	(638,805,516)		18,203,795	(620,601,721)
Total	2,060,973,605		(859,443,178)	1,201,530,427

	December 31, 2001
	Original value		Accumulated amortization	Net book value
Goodwill	2,650,334,232	(2)	(723,095,500)	1,927,238,732
Others	42,778,675		(22,167,928)	20,610,747
Sub-Total	2,693,112,907		(745,263,428)	1,947,849,479
Allowance for impairment	(326,077,446)		—	(326,077,446)
Total	2,367,035,461		(745,263,428)	1,621,772,033

The consolidated amortization expense of goodwill and intangible assets for the years ended December 31, 2002, 2001 and 2000 amounted to Ps. 114,987,696, Ps. 133,875,291 and Ps. 134,948,190, respectively.

(1)           Includes an addition for the recording of goodwill on the purchase of Tres Arroyos Televisora Color S.A. for Ps. 497,274.

(2)           Includes: an addition for the recording of goodwill on purchase of Dorrego Televisión S.A. and Cable Video Sur S.R.L. for Ps. 7,087,433 and increase in goodwill on the purchase of Tres Arroyos Televisora Color S.A. for Ps. 1,053,190.

NOTE 6 - ALLOWANCES AND CERTAIN PROVISIONS

(a)       Allowance for doubtful accounts

	December 31,
	2002	2001	2002	2001	2002	2001
	From subscriptions		From advertising		From new businesses
Balance at the beginning of the year	47,080,782	37,875,170	9,427,158	9,306,658	1,698,738	—
Increase / (Decrease) (recorded as loss / (income))	34,976,475	67,730,936	1,161,464	986,597	(400,000)	1,698,738
(Write-off) (*)	(59,969,569)	(58,525,324)	(4,198,654)	(866,097)	(898,579)	—
Balance at the end of the year	22,087,688	47,080,782	6,389,968	9,427,158	400,159	1,698,738

(*) Includes result of exposure to inflation.

(b)       Provision for obsolescence of materials

	December 31,
	2002	2001
Balance at the beginning of the year	11,068,728	11,211,280
Decrease	(65,448)	(142,552)
Balance at the end of the year	11,003,280	11,068,728

(c) Provision for lawsuits and contingencies

	December 31,
	2002	2001
Balance at the beginning of the year	51,928,726	44,551,602
Increase (recorded as loss)	2,014,204	8,625,158
(Decrease) increase of provision (*)	(35,583,233)	(1,248,034)
Balance at the end of the year	18,359,697	51,928,726

(*) Includes result of exposure to inflation.

(d) Allowance for unrecoverable investments

	December 31,
	2002	2001
Balance at the beginning of the year	—	—
Increase (recorded as loss)	7,521,000	—
Balance at the end of the year	7,521,000	—

NOTE 7 - BANK AND FINANCIAL DEBT

In addition to the financial loans with local financial entities, which have been converted into pesos and restated at the end of the year ended December 31, 2002 through application of the Reference Stabilization Coefficient (“CER”), the Company’s financial debt is as follows:

(a) US$ 125 million 9.25% Notes due 2002 and US$ 125 million 10.50% Notes due 2007

The Shareholders’ Ordinary and Extraordinary General Meeting held on October 7, 1996 approved the issuance of non-convertible unsecured corporate bonds for up to US$ 300,000,000 and authorized the Board of Directors to determine the remaining terms and conditions, including issue date, price, interest rate, placement and payment form and conditions.

On October 11, 1996, filings with the CNV, the BCBA and the Mercado Abierto Electrónico S.A. (Electronic Open Market or MAE) were made to obtain approval for the public issuance of the Notes, which was obtained on January 23, January 30, and February 5, 1997, respectively.

On January 28, 1997, the Board of Directors of Multicanal approved the issuance of two series of securities, the
US$ 125 million 9.25% Notes due 2002 and the US$ 125 million 10.50% Notes due 2007 (collectively, the “Notes”), in each case interest to be paid semi-annually.  The aggregate net proceeds of the issue of the Notes due 2002 and the Notes due 2007 of US$ 244,882,500, together with US$ 5,117,500 corresponding to cash generated by the operations, were used to repay a US$ 200 million loan facility arranged by The Boston Investment Group S.A., Banco Río de la Plata S.A. and Galicia Capital Markets S.A. in 1995 (the “1995 Loan Facility”) and to refinance short-term bank debt and other indebtedness.  Appropriation to payment was effected on February 3, 1997.

The Notes due 2002 and the Notes due 2007 contained customary affirmative and negative covenants, including, but not limited to, restrictions on the incurrence of additional debt, creation of liens on assets, disposal of assets, mergers and payments of dividends.

On July 2, 1997, the Notes due 2002 and the Notes due 2007 were registered with the SEC and the Company made a duly registered exchange offer to holders of the Notes.  The 30-day exchange offer concluded on August 3, 1997.

On June 26, 2001 the Company filed a registration application with the CNV for a public offering for the purchase of Notes in the amount of US$ 125,000,000 maturing on February 1, 2002, addressed to all of its holders and to be carried out simultaneously in Argentina and in foreign markets in which the Notes were originally placed.  This purchase offering was subject to: (a) the assignment of the Company’s rights in DirecTV Latin America LLC and of certain contractual rights relating to it, the proceeds of which would be used in part to purchase the Notes offered; (b) the absence, according to the Company’s reasonable judgement, of any legal impediment, whether actual or threatened, including any noncompliance under an agreement, indenture or any other instrument or obligation, which the Company or one of its affiliates is a party to, to purchase the Notes offered; or (c) the absence of events or changes, including in the economic, financial, exchange or general market conditions of the United States of America, Argentina or any other country which, according to the reasonable judgement of the Company, has or may have a material adverse effect on the market price, the trading of or the value of the Notes to the Company.

On June 28, 2001 the Board of the CNV acknowledged the procedure implemented by the Company for the public offering involving the purchase of the Notes issued by it and maturing in 2002, up to an amount of US$ 125,000,000. On July 19, 2001, due to the economic and financial conditions in Argentina, the Company concluded that the conditions for the consummation of its offer to purchase the Notes had not been met and were unlikely to be met and thus, the Company decided to withdraw the purchase offer as of that date.

(b) Establishment of a Medium-Term Note Program of up to US$ 350,000,000

During the Ordinary Shareholders’ Meeting held on April 4, 1997, the Shareholders approved the establishment of a Medium-Term Note Program (the “Program”) for the issue of unsecured corporate debt, in different currencies, provided that the maximum outstanding amount, after adding all series and classes of notes issued under the Program, does not exceed US$ 350,000,000, or an equivalent amount if any such issue is in another currency, at any time.  On May 8, 1997, the CNV approved the public offer of Corporate Bonds under the abovementioned Program.  On July 24, 1997, the abovementioned Program was approved by the BCBA.

(i) Issue of US$ 150 million Series C 10.50% Notes due 2018

On March 15, 1998, the Board of Directors of Multicanal approved the terms and conditions for the issuance under the Program of US$ 150 million Series C 10.50% Notes due 2018 (the “Series C Notes”).  The Series C Notes will mature on April 15, 2018 and bear interest at the rate of 10.50% payable semi-annually.

The net proceeds received by the Company from the placement, amounting to approximately US$ 144.3 million, were used to refinance debt incurred by the Company in connection with the purchase of cable systems, short-term bank debt, other liabilities and costs and related expenses.

The Series C Notes contain customary affirmative and negative covenants, which are similar to those mentioned for the issue of the Notes due 2002 and Notes due 2007.

On September 4, 1998, the Series C 10.50% Notes due 2018 (the “New Notes”) were registered with the SEC and the Company made a duly registered 30-day exchange offer to the holders of the Series C Notes. The 30-day exchange offer concluded on October 6, 1998.

(c) Increase in the maximum amount of notes outstanding under the Medium-Term Note Program

The Company’s shareholders approved, at a self-summoned Unanimous Ordinary Meeting held on November 24, 1998, an increase in the maximum aggregate amount of notes outstanding under the Medium-Term Note Program by US$  200,000,000 to US$ 550,000,000.  On December 2 and 22, 1998 and February 16, 1999, the CNV, the BCBA and the MAE, respectively, approved the abovementioned increase.

Subsequently, on January 19, 1999, the Company’s shareholders approved an additional increase in the maximum aggregate amount of notes outstanding under the Medium-Term Note Program by US$ 500,000,000 to US$ 1,050,000,000.  On March 31 and April 5 and 13, 1999, the CNV, the BCBA and the MAE, respectively, approved the abovementioned increase.

(i) Issue of US$ 175 million Series E Notes due 2009

In March 1999 the Board of Directors of Multicanal approved the terms and conditions for the issue of the Series E Notes under the Medium-Term Note Program.  The CNV approved the public offer of such Notes on March 31, 1999.

The principal amount of the Series E Notes totals US$ 175 million and matures on April 15, 2009. The Series E Notes are subject to early repayment, in whole or in part, at the option of holders, on April 15, 2004.  If a holder exercises its early repayment option, the Series E Notes will be repaid at a price equal to 100% of the principal amount plus interest accrued thereon and unpaid and additional amounts, if any, which could be claimed through the repayment date.  The Notes bear interest at the rate of 13.125%, payable semi-annually.

The net proceeds of the issue, which amounted to US$ 170.5 million, were used to refinance debt incurred by the Company in connection with the purchase of cable systems and other short-term financial liabilities.

The listing and negotiation of the Series E Notes were authorized by the BCBA and the MAE on April 14 and 15, 1999, respectively.

The Series E Notes contain customary affirmative and negative covenants, which are similar to those mentioned for the issue of the Notes due 2002 and Notes due 2007.

On September 13, 1999, the Series E Notes due 2009 were registered with the SEC. The 30-day exchange offer concluded on October 21, 1999.

(ii) Issue of US$ 150 million Series G Floating Rate Notes due 2001

On January 17, 2000 the Board of Directors of Multicanal approved the terms and conditions for the issue of Series G Floating Rate Notes for an amount of up to US$ 200,000,000, issued under the Medium-Term Note Program.  The Shareholders’ Meeting held on February 7, 2000 confirmed this Board Resolution.

The principal amount of the issue totaled US$ 150 million, which fell due in eighteen months as from February 18, 2000, and beared interest at LIBOR plus 4.5% p.a., payable monthly for the first three months and quarterly thereafter.  On February 17, 2000 the BCBA authorized the listing of these Series G Notes.

The net proceeds of the issue, which amounted to US$ 146.6 million, were used to refinance debt incurred by the Company, among others the prepayment of the principal and accrued interest due on the 1997 Loan Facility.

Pursuant to the terms of the Series G Floating Rate Notes, the Company was required to comply with certain obligations, such as restrictions on: i) incurrence of additional debt, ii) issuance of liens on assets, and iii) disposal of assets, among other items.

See issue of US$ 144 million Series J Floating Rate Notes (Note 7 (c) (iv)).

(iii)     Issue of US$ 14 million Series I 10.25% Notes due 2001

On December 28, 2000 the Board of Directors of Multicanal approved the terms and conditions of Series I Notes issued under the Global Program for up to US$ 1,050,000,000, the public offer of which was approved by the CNV on March 31, 1999.

The issue was carried out on January 11, 2001 for a total amount of US$ 14 million due on August 21, 2001; interest accrued from the date of issue at a fixed annual percentage rate of 10.25%, with final repayment upon maturity.

The net proceeds from the placement, which amounted to approximately US$ 13.7 million plus US$ 24.6 million generated by the Company’s ordinary course of business, were used to pay the last interest installment and full amortization of the Series A Floating Rate Notes.

The Series I Notes contained similar affirmative and negative covenants to those contained in the Series G Floating Rate Notes (Note 7 (c) (ii)).

On January 9, 2001, the BCBA authorized the listing of Series I Notes.

See description of the settlement in Note 7 (c) (iv).

(iv)       Issue of US$ 144 million Series J Floating Rate Notes due 2003

On August 22, 2001, the Board of Directors of Multicanal approved the issue of US$ 144,000,000 of its Series J Floating Rate Notes under the Global Program for up to US$ 1,050,000,000.

The Series J Notes were issued on August 24, 2001 in the amount of US$ 144 million, and the maturity date is August 22, 2003.  The Series J Floating Rate Notes bear interest at the LIBO rate indicated for deposits in dollars on page “3,750” of the Telerate monitor plus 5.5%.  Interest is payable on a quarterly basis.

On August 24, 2001 the Company issued the Series J Floating Rate Notes, which were exchanged for the Series G and Series I Notes (the maturity of which was extended until August 30, 2001 with the unanimous consent of their holders in connection with the issuance of the Series J Notes).  Pursuant to the terms and conditions agreed upon, the Company paid US$ 20,000,000 in cash to the Series G and Series I holders to satisfy all of the Company’s obligations corresponding to such Notes.

Pursuant to the terms of the Series J Floating Rate Notes, the Company must comply with certain covenants, including, without limitation, obligations that restrict: (i) indebtedness; (ii) dividend payments or the making of certain restricted payments; (iii) the granting of certain pledges, and (iv) the sale of certain assets of the Company and certain of its subsidiaries.  In addition, the Company agreed that its net debt (Bank and financial debts plus Acquisition-related debt less Cash and cash equivalents) would not exceed US$ 700,000,000, that it will not invest in fixed or capital assets in excess of US$ 40,000,000 during any 12 month-period and that the balances resulting from the sale of its investment in DirecTV Latin America, LLC to Raven Media Investment, LLC would be applied to discharge financial debt.

Repurchases

During the fourth quarter of fiscal year 2001 and in January 2002, the Company repurchased notes for US$ 211,148,000, at different prices below par plus accrued interest. In connection with the redemption, the Company recognized a gain in the years ended December 31, 2002 and 2001 of Ps. 417,776,648 and Ps. 9,211,242, respectively which is included under the caption Financial expenses and holding results, net in the consolidated statement of operations.

Deferred Payments

On February 1, 2002, the Company defaulted the payment of principal and interest on its 9.25% Notes due 2002 and interest on its 10.50% Notes due 2007 due to the situation of the Argentine economy and the political and social crisis that resulted from the economic, exchange and regulatory measures described in Note 13. Subsequently on February 26, 2002, the Company also defaulted the payment of interest on its Series J Floating Rate Notes due 2003.

On April 15, 2002, the Company defaulted the payments of interest on its Series C 10.50% Notes due in 2018, and its Series E 13.125% Notes due in 2009 due to the worsening of the Argentine economic crisis.

Accordingly, all financial debt was classified as current in the accompanying balance sheet.

On June 4, 2002, the Company designated JP Morgan Securities Inc. as financial advisor, to assist it in designing alternative means of discharging the deferred payments. (Note 14 (a)).

NOTE 8 - SHAREHOLDERS’ CAPITAL

On January 1, 2001 the Company carried out a business reorganization process through which it absorbed Plataforma Digital S.A., Red Argentina S.A., Radio Satel Sociedad Anónima, Cable Espacio del Buen Ayre S.A., Video Cable Norte S.A., Televisión por Cable S.A. and Cable Visión Corrientes Sociedad Anónima, which were dissolved without being liquidated.  In its capacity as the absorbing company, the Company continued with the operations of the absorbed companies. As a result of the merger, the Company increased its capital stock by Ps. 867,810, i.e. from Ps. 365,953,227 to Ps. 366,821,037, through the issuance of 867,810 ordinary, nominal and non-endorsable Class A shares of Ps. 1 par value and 5 votes each, which will be delivered to Grupo Clarín S.A. in exchange of 16,303,000 ordinary, nominal and non-endorsable shares held in Plataforma Digital S.A. This capital increase is pending registration.

As a result, the shares of the Company are currently held as follows:

	Number of shares
Shareholder	Class A	Class B		Total		% Holding
Grupo Clarín S.A.	80,679,409	21,957,194	(1)	102,636,603		27.98
Multicanal Holding LLC	119,655,068	27,909,472		147,564,540	(2)	40.23
Arte Gráfico Editorial Argentino S.A.	—	116,619,894		116,619,894		31.79
Total	200,334,477	166,486,560		366,821,037		100.00

(1)          On March 30, 2001, the Company’s Board of Directors authorized the granting and registering of a pledge on 4,791,503 Class B shares owned by Grupo Clarín S.A., as collateral for Video Cable Comunicación

S.A.’s deferred taxes in the amount of Ps. 2,982,126 and Ps. 3,055,166 corresponding to investments made in Sierras de Mazán S.A.  In addition, in line with the Administración Federal de Ingresos Públicos (Tax Authority or the “AFIP”) General Resolution No. 846, the Company set up a pledge in its favor on 4,791,503 Class B shares as collateral with BankBoston N.A. in favor of the AFIP. On January 24, 2002 the Board of Directors of the Company authorized the creation and registration of a security interest on (i) 367,954 ordinary book entry Class B shares held by Grupo Clarín S.A. to secure tax deferrals for Ps. 463,620 made by Video Cable Comunicación S.A. in Sierras de Mazán S.A.; (ii) 2,146,107 ordinary book entry Class B shares held by Grupo Clarín S.A. to secure tax deferrals for Ps. 2,704,095 made by Enequis S.A. in Sierras de Mazán; and (iii) 1,299,498 ordinary book entry Class B shares held by Grupo Clarín S.A. to secure Ps. 1,637,355, i.e. the total amount of the debt deferred by Cable Video Sociedad Anónima in Valle del Tulum.  Those shares were pledged as collateral in favor of the AFIP through BankBoston N.A.

(2)          Of this holding, 62,333,333 shares (40,094,948 ordinary Class A shares and 22,238,385 ordinary Class B shares) are pledged in favor of TI Telefónica Internacional de España S.A. On November 11, 2000 TI Telefónica Internacional de España S.A. gave notice of the assignment of the right to collect the price balances and the rights on the shares pledged in favor of Telefónica Media S.A.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

(a) Acquisition and sale of cable systems

(i) Acquisition of cable systems in Paraguay

On December 12, 1997, the Company entered into two agreements for the acquisition of 14 cable systems (13 in Paraguay and 1 in Clorinda, Argentina).  The closing of the transaction was scheduled for November 15, 1997, which was subject to the seller’s compliance with certain conditions, including obtaining various regulatory approvals from the government of Paraguay, which were ultimately not obtained.  The Company renegotiated the purchase of the subscribers, and the assets and liabilities of the Paraguayan companies. So far, US$ 2,300,000 corresponding to the payment on account of the total price has been paid.

The final agreement was not signed due to the seller’s failure to comply with its obligations.  The seller signed a promissory note amounting to US$ 2,300,000 and pledged the shares corresponding to certain TV systems in favor of the Company to guarantee compliance with the conditions for the closing of the transaction.  As a result of the seller’s non-compliance, the Company demanded payment of the promissory note, but the seller brought a claim demanding compliance with the agreement signed on December 12, 1997, reserving the right to determine the amount of damages, and an injunction which was resolved by the Paraguayan court in favor of the plaintiff.  This measure prevents collection by the Company of the promissory note amounting to US$ 2,300,000.

On June 19, 2001, the seller communicated to the court the assignment of rights and lawsuits in favor of Lisker S.A., for which court fees were paid.  When the Company was informed of this assignment, it filed an appeal challenging the court’s decision pursuant to which Lisker S.A. was assigned seller’s rights, on the grounds that the agreement had an intuitu personae nature, and that the seller was restricted from assigning rights, according to the agreement. Through a resolution dated August 17, 2001, the court approved the appeal and revoked the rights assigned to Lisker S.A. That ruling was appealed by Lisker S.A., which filed an appeal of the dismissal.  This appeal was also dismissed.  Subsequently, Lisker S.A. filed an appeal with the Supreme Court of Justice of Paraguay claiming unconstitutionality. Once the complaint regarding the unconstitutional nature of the measure had been replied to, the case was submitted to the Attorney General for a ruling. To answer the requirement the Attorney General asked for the file on the complaint because of refusal to appeal, but as it has been mislaid at present the Civil and Commercial Court of Appeal has not yet sent it. In view of the situation an application will be made for the time periods to be extended and for a reply to the submission on the action brought for lack of constitutionality.

On July 10, 2001 the court ordered that the evidence filed by the seller, which it had obtained in Buenos Aires, be removed from the court file and returned to it.  The seller filed a motion to reverse this court decision and an appeal.  On July 24, 2001, the court rejected the motion and the appeal.  The seller appealed but the appeal was rejected by the Appellate Court in Civil and Commercial Matters, Room 2, on August 13, 2001.

On September 17, 2001, the Company requested the lifting of the provisional remedy, which restrains it from collecting the promissory note for US$ 2,300,000 drawn in the name of the seller. The Court lifted the injunction that had prevented Multicanal from bringing legal action against the seller.

The Company is unable to assure that it will collect the amount due once the injunction has been lifted.

(ii) Sale of assets and rights in DirecTV Latin America, LLC.

On August 24, 2001, the Company transferred all of its interests in DirecTV Latin America, LLC and certain contractual rights related thereto to Raven Media Investments, LLC, a company organized under the laws of the state of Delaware and wholly-owned by Grupo Clarín S.A., for US$ 150,000,000.

The Company received the full purchase price upon the execution of the transfer agreement.

Multicanal reserved the right, subject to certain conditions, to indirectly repurchase the assets sold.  This option expires by no later than November 10, 2003.

(iii) Tres Arroyos Televisora Color S.A. trusts

On September 7, 2001, a Trust Agreement was signed under which the minority shareholders transferred all of their equity interests in Tres Arroyos Televisora Color S.A., representing 38.58% of the stock capital, in favor of the trustee, Mr. José María Sáenz Valiente (h).  Multicanal was appointed the trust beneficiary so that the stock in trust is gradually transferred to it provided it pays Ps. 42,876 per month to the trustee over a 10-year period.  The trust will be revoked if Multicanal were to fail to pay the consecutive monthly installments.

Additionally, on the same date, September 7, 2001, a beneficial interest on the shares of Tres Arroyos Televisora Color S.A., representing 38.58% of the Company’s capital stock and voting rights, was set up in favor of Multicanal, for the earlier of 10 years or the Trust life.

As of December 2002, the trustee transferred 1,389 shares to Multicanal under the Trust Agreement.  The participations after the transfer are as follows: Multicanal owns 16,129 shares representing 67.20% of the capital stock and Fideicomiso Tres Arroyos Televisora Color S.A. owns 7,871 shares representing 32.80% of the capital stock.

(iv) Acquisition of Telemás S.A. Renegotiation of payment of the price balance

On May 2, 1997, through its wholly-owned subsidiary Adesol S.A., the Company acquired 75% of Telemás S.A., a company that provides programming and management services to UHF systems and another seven cable operators in Uruguay. On July 15, 1999 the Company established that Adesol S.A. would acquire the remaining 25% of Telemás S.A. and agreed to pay US$ 12.4 million in six half-yearly installments, the first four of which were paid on December 15, 1999, June 15 and December 15, 2000 and June 15, 2001 (payment corresponding to December 31, 2001 had been made in advance). The amount of the final installment due on June 15, 2002 was renegotiated, being payable in 24 installments from July 2002. In accordance with an addendum dated November 2002, the Company and Adesol S.A. partially renegotiated their financing obligations with maturities from October 2002 through March 2003, reducing the amount of the installments and adding a final installment corresponding to the difference. The restriction on the sale of Adesol S.A. and Telemás S.A. will continue to be in effect until those installments have been settled.

(v) Acquisition of Dorrego Televisión S.A

Through the agreement entered into on October 15, 2002 in relation to the purchase of the capital stock of Dorrego Televisión S.A. and Cable Video Sur S.R.L., the Company assumed the outstanding obligations of the purchaser – amounting to Ps. 250,000 – with the previous shareholders of Dorrego Televisión SA. and agreed to settle that debt in 30 monthly installments using a formula based on a basic subscription fee charged in Coronel Dorrego. On December 15, 2002 the Company entered into an agreement whereby it assumed the obligations of the seller with the previous owners of Cable Video Sur SRL. The obligations of the seller were secured with a pledge on 99% of the quotas of Cable Video Sur S.R.L. The Company agreed to pledge the shares of Dorrego Televisión SA. in exchange for the release of the pledge on the installments of Cable Video Sur S.R.L. It was also agreed that the total payment of Ps. 829,641 would be made in 39 monthly installments and six semi-annual installments.

(b) Litigation

The Company is involved in litigation from time to time in the ordinary course of business.  In Management’s opinion, the lawsuits in which the Company is currently involved, individually and in the aggregate, are not expected to be resolved for amounts that would be material to the Company’s financial condition or results of operations.

(c) Operating licenses

The Company’s operating licenses, obtained from the Comité Federal de Radiodifusión (Federal Broadcasting Committee or “COMFER”), have been generally granted for a period of 15 years, with the option to extend the licenses for an additional ten-year period, counted as from the expiration of the original term.  The Company has requested the extension of the term for several licenses.  The extension of the licenses is subject to approval by the COMFER. Although management considers that the risk that the Company will be unable to renew its licenses in the future remote, it cannot provide assurance that the Company will obtain any such extensions.

(d) Pending approvals

The Company has applied for COMFER approval of several transactions, including the various corporate reorganizations in which several operating subsidiaries were merged into the Company, certain transfers and other acquisitions of cable television companies.  In addition, the Company has requested the COMFER to approve the elimination of certain headends.  Although most of these approval petitions are pending, the Company expects to receive all such approvals in due course.  Notwithstanding the foregoing, the Company can give no assurance that such approvals will be granted by the COMFER or any successor agency.

The merger-spin-off of Fintelco S.A., Video Cable Comunicación S.A. (“VCC”) and CV Inversiones S.A. are pending approval by the IGJ.

The last increase in capital stock resulting from the merger that will be deemed effective as of January 1, 2001 is pending registration with the IGJ. Furthermore, the reorganization processes carried out by the Company before the merger are also pending registration.

(e) Claims by COMFER

(i) Administrative proceedings

The COMFER has brought administrative proceedings against the Company because of failure to comply with certain terms of the Broadcasting Act.

As a result of these proceedings, the Company has taken part in a payment facilities regime established by Government Decree 1201/98, as amended by Decrees 644/99 and 937/99, in order to pay the penalties for violations of the broadcasting law that allegedly occurred prior to December 9, 1999. This mechanism provides for: (i) an 85% reduction in any fines in connection with these proceedings, and (ii) cash payments of the amount to be determined, or crediting of the amount to TELAM S.A. for use in public service campaigns run by the Federal Government. The COMFER notified the Company, by means of Note 2872/02, that the “Amount payable” amounts to Ps. 5,295,359. The Company intends to pay this amount by providing advertising time in future broadcasts.

On December 13, 2001 the Company took part in a new payment facilities regime established by Decree 2362/02 of the National Government for the payment of fines imposed on the Company or derived from non-compliance with broadcasting regulations between January 1, 2001 and October 31, 2002, inclusive. Under this regime, the following alternatives are available: (i) to make payment in cash, or (ii) to apply the resulting amounts in favor of the National Secretariat of Communication Media and the Comfer for campaigns for the public interest organized by the National Government. It is the Company’s intention to pay the fines by providing advertising time in future broadcasts, accordingly, no accrual in this connection was made.

(ii) Demand for payment from Vidycom S.A.

The COMFER filed a claim whereby it demanded payment from Vidycom S.A. (“Vidycom”), a company absorbed by Multicanal in 1995, of all the differences in its favor as a result of its participation in the tax exemption established by Resolution No. 393/93.

The tax authorities based their rejection of the mentioned tax exemption on the following grounds: (a) Vidycom was asked to make payment on several occasions, but did not comply with COMFER’s requirements, (b) no documentation supporting the investments committed by the company was provided and (c) no evidence was provided of the weather phenomenon as a result of which the previous shareholders had requested the tax exemption.

The amount of the claim, which would be equivalent to 30% of the rate paid in 1994, 20% of the rate paid in 1995 and 10% of the rate paid in 1996, plus the corresponding interest, has not yet been determined.

According to Multicanal, there are questions of fact and of law in its favor, which would lead COMFER to reassess its position. Consequently, no amount has been recorded in the financial statements at December 31, 2002.

(iii) Demand for payment due to rejection of requests for exemption

The COMFER issued various resolutions announcing the rejection of the request for exemptions filed under the terms of Resolution No. 393/93 to the holders of broadcasting licenses absorbed by Multicanal and to demand payment of sums due plus interest.

The Company considers that there are allegations of fact and questions of law in its favor that would require Comfer to review its position, but the Company cannot provide any assurance that the authorities will rule in favor of the Company.

(iv) Claims against Difusora S.A.

On April 25, 2001 COMFER notified Difusora S.A., a company absorbed by Multicanal, of the amount it must pay as a result of its participation in the payment facilities regime. The amount is Ps. 107,106, which will be paid with advertising time according to the option elected by the Company.

In addition, on February 8, 2002, the COMFER notified Difusora S.A. that the “Amount to be Settled” corresponding to an action brought due to infringements that allegedly occurred between May 1 and December 9, 1999 is Ps. 17,054.  An application to inspect the file was presented in order to challenge that assessment.

(f) Other regulatory aspects

In February 1995, the City of Buenos Aires issued a municipal ordinance regulating the authorization for the installation of TV cable networks.  Such ordinance establishes several alternatives for cable installation on the street, namely: by underground laying, center of city block or posting. The ordinance established a maximum term of 7 years for cable operators to adapt their wiring networks according to the requirements of the ordinance. Although the Company has been adapting its network, it has had difficulties making its network fully compliant as a result of the economic crisis in Argentina, the current lack of financial stability and the successive tax charges, which have forced the Company to apply its resources and income to ensuring the continuity of its business and greatly reduce its capital expenditures. On September 30, 2002 the Company requested suspension of the terms established by ordinance 48,899.

(g) Commitments to make contributions to Fintelco S.A.

Fintelco S.A. had a negative shareholders’ equity as of November 30, 2002.  Under the Argentine Commercial Companies Law, this could bring its dissolution, unless its capital is restored. Decree No. 1269/02 of the National Executive Branch suspended the application of the abovementioned regulation until December 10, 2003. The Company and Cablevisión S.A. each hold 50% of the equity of Fintelco S.A. and, in that proportion, the Company has undertaken to make the contributions required to pay the liabilities of Fintelco S.A. and of its subsidiaries when due.

(h) Complaints against the Supercanal Group

The Company brought various claims against Supercanal Holding S.A. and its subsidiaries (the “Supercanal Group”), including an action to declare resolutions adopted during the Extraordinary Shareholders’ Meeting of Supercanal Holding S.A. on January 25, 2000 to reduce capital stock of Supercanal Holding S.A. to Ps. 12,000 and subsequently increase capital to Ps. 83,012,000 null and void.  The Court issued an injunction requested by the Company but required that the Company post bond for Ps. 22,000,000 for potential damages that could be assessed against the defendant, should the complaint be dismissed. The remedy was granted against the issue of a surety bond.  The Court of Appeals revoked the injunction.  The Company has filed an extraordinary appeal against that resolution, claiming it is both “arbitrary” and “damaging to the institution”.  The appeal is in the process of being heard, and a ruling thereon is pending.

Other legal actions were initiated, claiming the suspension of: i) the last three Ordinary Shareholders’ Meetings of Supercanal Holding S.A. and ii) the guarantees granted by Supercanal S.A. on bank loans exclusively in favor of the group controlling Supercanal Holding S.A. (Grupo Uno S.A. and affiliated companies).  In addition, a claim for dissolution and liquidation of Supercanal Holding S.A. was brought jointly with the action for removal of all the members of the Board of Directors and the Surveillance Committee, and the dissolution of Supercanal Capital N.V.

Supercanal Holding S.A. and other companies of the Supercanal Group filed for voluntary insolvency proceedings with the National Court of First Instance on Commercial Matters No. 20, Secretariat No. 40. and the procedures began on April 19, 2000.

As a result of the revocation of the preliminary injunction mentioned above, on December 12, 2001 the Company was notified of the filing of a claim by Supercanal Holding S.A. for damages caused by the granting of the preliminary injunction that was subsequently revoked.  It has been claimed that the suspension of the effects of the meeting held on January 25, 2000 resulted in the cessation of payments to Supercanal Holding S.A.

The Company answered the complaint and rejected the liability attributed to it based on the fact that the cessation of payment had taken place before the date of the meeting that was suspended by the preliminary injunction, according to documentation provided by the plaintiff itself. Furthermore, the suspension of the meeting did not prevent capitalization of the Company through other means.  Based on the record of the case, the Company considers that the claim filed should be rejected in its entirety, and the legal costs should be borne by the plaintiff.

No assurance can be provided that the Company will obtain an economic or financial gain as a result of these actions.  Presently, as a result of the ancillary jurisdiction of the bankruptcy proceedings of Supercanal Holding S.A., all the claims are brought in the abovementioned Court.

(i) Value Added Tax.  Tax Authority assessment.

The Tax Authority notified the Company of the issuance of Resolution No. 18/2001, under which the Tax Authority has officially assessed the tax debits corresponding to the monthly fiscal periods between September 1996 and September 1998 for value added tax, as a result of income from advertising in the cable TV program magazine which is distributed monthly by the Company. Consequently, the Tax Authority resolved that the Company must pay: (i) Ps. 1,861,705 in this respect; (ii) Ps. 2,161,971 as compensatory interest and (iii) a fine of Ps. 1,489,364, equivalent to 80% of the value added tax allegedly omitted.

The Company filed an appeal against this resolution with the National Fiscal Court, requesting it to declare the resolution unfounded, and invalidating the Tax Authority’s official assessment, the compensatory interest and the fine imposed. The tax authorities have responded to the pleading forwarded and the case is pending ruling. Even though the Company has factual and legal arguments, which uphold its position, we cannot give any assurance that the Company will obtain a favorable decision on the filed appeal.

NOTE 10 - LONG-TERM INVESTMENTS

Investments carried under the equity method are as follows:

Company	Direct percentage participation in voting stock	Investments		Equity in gains (losses) of affiliated companies
	%	December 31,		For the year ended December 31,
		2002	2001	2002	2001	2000
VER T.V. S.A. (1)	49.00	6,488,278	3,369,703	3,227,892	275,357	(843,615)
Fintelco S.A.	50.00	(22,007,433)	(39,111,696)	17,104,263	(4,045,820)	(7,572,954)
		(15,519,155)	(35,741,993)	20,332,155	(3,770,463)	(8,416,569)

(1) At December 31, 2002 the retained earnings that represent undistributed earnings amount to Ps. 6,324,971.

NOTE 11 - EXEMPTIONS OBTAINED

By Resolution No. 1080/97 dated October 26, 1998, the COMFER released certain subsidiaries that had merged with Multicanal from taxes payable to the COMFER over a three-year period in an amount of up to Ps. 10,000,000 beginning September 1, 1998 as per the following detail: first year, from September 1, 1998 through August 30, 1999, 40%; second year, from September 1, 1999 through August 30, 2000, 45%; and third year, from September 1, 2000 through August 30, 2001, 50%.

The amount of tax charges accrued over the exemption period must be assigned to the execution of investment and operating recovery projects.  In the event of a failure to satisfy the conditions under which the COMFER granted the exemption, the COMFER reserved the right to unilaterally declare the annulment of the administrative act approving the exemption, once arrears have been confirmed and corresponding supplementary term fixed.

NOTE 12 - ANTITRUST CONSIDERATIONS

In September 1998, the Santa Fe branch of Asociación del Consumidor (“Consumer Association”) filed with the Comisión Nacional de Defensa de la Competencia (the “National Commission for the Defense of Competition” or “CNDC”) a complaint against Multicanal and Cablevisión S.A. alleging the existence of anticompetitive practices in the city of Santa Fe. Consumer Association claims that by dividing the subscribers, assets and liabilities of the VCC Group and the Santa Fe Systems, the Company and Cablevisión S.A. engaged in abuse of a dominant market position and concerted actions to distribute the Santa Fe cable market among themselves.  The Company filed an answer to the complaint in which it requests the CNDC to dismiss the complaint on the grounds of lack of a factual basis and for failure to state a cause of action under the relevant provisions of the Antitrust Law.  The Company cannot assure that the final decision shall be favorable to Multicanal, or that no further actions shall be brought against the Company and/or Cablevisión S.A. with respect to the division of the VCC Group, the Bahía Blanca Systems and the Santa Fe Systems.

On January 13, 1999, the CNDC notified the Company that a complaint had been filed by the Santa Fe commerce department alleging the existence of anticompetitive practices by VCC in the city of Rosario, Province of Santa Fe, prior to Multicanal’s acquisition of this company.  Although the Company has filed an answer to the complaint with the CNDC, the Company cannot give any assurance that its arguments will prevail and the final decision will be favorable to it or that it will not be fined.

On February 18, 1999, the CNDC issued a resolution initiating an investigative proceeding into an alleged agreement between the TV cable operating companies VCC, Multicanal and Cablevisión S.A. and those providing Televisión Satelital Codificada S.A. and Tele Red Imagen S.A. channels.  Such agreement is alleged to consist of fixing of minimum prices for the trading of channels owning rights to the broadcasting of football tournaments organized by the “Asociación de Fútbol Argentino” in Federal Capital and Greater Buenos Aires.  The investigation spans from the year 1995 through the date of the resolution.  On October 12, 1999 the Company filed a discharge with CNDC under the terms of section 23 of the Competition Defense Law, producing corresponding evidence.  On February 10, 2000, the submission of evidence period concluded and the case was submitted for a ruling by the Court, by means of a resolution dated September 26, 2001 the Commission penalized the companies with a fine, which in the case of Multicanal amounts to Ps. 352,859. The resolution under which the fine was applied has been appealed by the Company on October 8, 2002. The Company can give no assurance that the final outcome will be favorable to it.

On March 12, 1999, the owner of a cable television operating company in the city of Roldán, Province of Santa Fe, filed a complaint against Multicanal for alleged anticompetitive practices in such city.  Although the

Company has filed an answer to the complaint with the CNDC, the Company cannot give any assurance that its arguments will prevail and the final decision will be favorable to it or that it will not be fined.

In December 2001, Gigacable SA., a cable TV operator operating in certain areas of the Provinces of Santa Fe and Corrientes, filed a complaint before the CNDC accusing Multicanal of (i) having divided areas in which the companies provide services with Cablevisión S.A., (ii) uncompetitive practices, and (iii) selling the subscription for a price below Multicanal S.A.’s usual price.  On December 6, 2001 the Company answered the complaint.

As of the date of the issuance of the financial statements, the CNDC is analyzing the answer filed by Multicanal.  The Company cannot provide assurance that the dispute will be settled or whether it will be fined if no agreement is reached.

The Interior Trade and Consumer Defense Bureau of the Province of Entre Ríos filed a complaint against the CNDC for the presumed division of areas between Multicanal and its competitors.  On May 4, 1999, the Company filed a document providing explanations in accordance with section 20 of the Competition Defense Law, requesting that the claim be rejected.  However, no assurance can be provided that the final ruling will be in the Company’s favor.

NOTE 13 – ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON THE COMPANY’S ECONOMIC AND FINANCIAL POSITION

Argentina is immersed in a critical economic situation. The main features of the current economic context are a major external debt burden, high interest rates, a financial system in crisis, country risk indicators far above normal average and an economic recession that has already lasted more than four years.  This situation has led to a significant decrease in the demand for goods and services and a large rise in the level of unemployment. The Government’s ability to comply with its commitments has been impaired, which led it to default in the payment of external debt services at the beginning of 2002.  Furthermore, it is expected that there will be presidential elections during 2003.

To overcome the crisis the country is undergoing, as from December 2001 the government issued measures to restrict the free availability and circulation of cash and the transfer of foreign currency abroad.  Subsequently, as from January 2002, laws, decrees and regulations were enacted that involved profound changes to the prevailing economic model. Among the measures adopted was the floating of the exchange rate, that led to a significant devaluation of the Argentine peso during the first months of 2002; the pesification and indexation of certain assets and liabilities in foreign currency held in Argentina, the deferral of tax deduction of certain losses caused by the devaluation, and the suspension of the causes of dissolution due to loss of capital stock and obligatory capital reduction established by the Corporations Law.

As a result of the changes adopted, in 2002 there was a 118% increase in the internal wholesale price index, according to information published by the National Institute of Statistics and Census.

The impact generated by all these measures adopted to date by the Government on the financial situation of the Company at December 31, 2002 was calculated according to the evaluations and estimates made by Management at the date of preparing the financial statements.  Actual results could differ from the evaluations and estimates made at the date of preparing these financial statements and these differences could be significant. Therefore, the Company’s financial statements may not report all the adjustments that could result from these adverse conditions.  Furthermore, at this time it is not possible to foresee the future development of the country’s economy or its consequences on the economic and financial situation of the Company.  Thus, any decision that must be made on the basis of these financial statements must take into account the effects of these measures and their future development and the Company’s financial statements must be considered in the light of these uncertain circumstances.

In the year ended December 31, 2002, the Company recognized a net loss of Ps. 938,460,515 and a shortfall in consolidated working capital amounting to Ps. 1,993,961,768. Continuing adverse market conditions and their negative effect on the Company’s cash flows, coupled with limited liquidity, are likely to limit the Company’s ability to meet its obligations. All of these matters raise substantial doubt about the Company’s ability to continue as a going concern.

In addition, as a result of the recording of the negative shareholders’ equity mentioned above the Company falls under the provisions of paragraph 5 of section 94 of the Corporations Law, which establishes the dissolution of corporations. Those regulations were suspended until December 10, 2003 by Decree No. 1269/02 issued by the National Government.

The financial statements have been prepared assuming that the Company will continue as a going concern.  Therefore, these financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company’s continuation as a going concern is dependent upon its ability to generate sufficient cash flows to meet its obligations on a timely basis, to obtain additional financing as may be required, and ultimately to attain profitable operations and positive cash flows.

NOTE 14 – SUBSEQUENT EVENTS

a)             Restructuring process

As a result of the expiration of the existing Global Program, on January 22, 2003 the shareholders approved a new global program for the issuance of unsecured negotiable obligations, in various currencies, for a maximum amount of the equivalent of US$ 300,000,000 over a term of five years as from the date of authorization of the program by the CNV. An application for public offer and listing of the Global Program was filed with the CNV and the BCBA (Buenos Aires Stock Exchange) on January 24, 2003, which is pending as of the date of issue of these financial statements.

As a first stage in the financial debt restructuring process, on January 31, 2003 the Company launched an offer to purchase (the “Cash Tender Offer”) a part of its 9¼% Notes due 2002, 10½% Notes due 2007, 13.125% Series E Notes due 2009, Series C 10½% Notes due 2018 and Series J Floating Rate Notes due 2003 (together, the “Existing Notes”), and other financial indebtedness (the “Bank Debt” and together with the Existing Notes, the “Existing Debt”) at a price of U.S.$300 per U.S.$1,000 aggregate principal amount of Existing Debt tendered for purchase. The Cash Tender Offer is subject to several conditions precedent, including (a) U.S.$100 million aggregate principal amount of Existing Debt shall have been tendered by holders of Existing Debt (b) the Company’s controlling shareholders shall have made an irrevocable cash contribution of U.S.$10 million to the Company on or after the date of the Offer and (c) the execution of an APE by the Company and holders of at least U.S.$380 million aggregate principal amount of Existing Debt, acting directly or through an attorney-in-fact, in accordance with the terms prescribed by Argentine law to make such agreement enforceable in Argentina for purposes of Chapter VII, Title II of the Argentine Bankruptcy Law; provided that the participants agree in the aggregate to allocate their Existing Debt between the two options presented to them so that the level of participation in one option does not exceed by more than 10% the level of participation in the other option (as a percentage of the total consideration being offered in each of such options).

On February 7, 2003, as a second stage of the restructuring process Multicanal announced that it is soliciting (the “APE Solicitation”) from holders of Existing Debt powers of attorney in favor of an attorney-in-fact, to execute an acuerdo preventivo extrajudicial (the “APE”). Upon approval (homologación) of the APE by the Bankruptcy Court (the “Court Approval”), each holder that accepted the APE Solicitation will receive, for each U.S.$1,000 principal amount of Existing Debt tendered in connection with the APE Solicitation, at its option, either (i) U.S.$1,000 principal amount of the Company’s 10-Year Step-Up Notes (the “10-Year Notes”) or (ii) U.S.$315 principal amount of either (A) the Company’s 7% 7-Year Notes (the “7-Year Fixed Rate Notes”) or (B) the Company’s 7-Year Floating Rate Notes (the “7-Year FRNs”, together with the 7-Year Fixed Rate Notes, the “7-Year Notes”, and the 7-Year Notes together with the 10-Year Notes, the “New Notes”), and 598 of the Company’s class C shares of common stock (the “Class C Shares”).  The Company is seeking to (i) exchange approximately U.S.$100 million principal amount of its Existing Debt for U.S.$100 million of 10-Year Notes, (ii) exchange U.S.$157.4 million principal amount of its Existing Debt for U.S.$102.3 million of its 7-Year Notes and capitalize approximately U.S.$167.4 million principal amount of its Existing Debt.  The Company will not pay any accrued and unpaid interest (including default interest and additional amounts, if any) on the Existing Debt that is exchanged or capitalized pursuant to the APE.

The APE Solicitation is subject to several conditions precedent, including (i) the Company’s controlling shareholders shall have made an irrevocable cash contribution of at least U.S.$10 million to the Company on or after the date of the Cash Tender Offer, (ii) an APE shall have been executed by the Company and holders of at least U.S.$380 million aggregate principal amount of Existing Debt, acting directly or through an attorney-in-fact, in accordance with the terms prescribed by Argentine law to make such agreement enforceable in Argentina for purposes of Chapter VII, Title II of the Argentine Bankruptcy Law; provided that the participants agree in the aggregate to allocate their Existing Debt between the two options presented to them so that the level of participation in one option does not exceed by more than 10% the level of participation in the other option (as a percentage of the total consideration being offered in each of such options) and (iii) U.S.$100 million aggregate principal amount of Existing Debt shall have been tendered in the Cash Tender Offer.

On March 26, 2003, the Company announced amendments to certain terms of its Cash Tender Offer and APE Solicitation, most notably among other changes, a reduction in the minimum participation in the APE Solicitation of holders of Existing Debt from U.S.$380 million principal amount to seventy percent (70%) of the aggregate principal amount of any Existing Debt outstanding after giving effect to the Cash Tender Offer, provided that holders electing the 10-Year Notes shall not represent, in the aggregate, an amount of Existing Debt in excess of U.S.$120,000,000.

The Company has extended the expiration dates of both the Cash Tender Offer and the APE Solicitation on several occasions.  Both the Cash Tender Offer and the APE Solicitation are each currently scheduled to expire at 5:00 p.m., New York City time, on July 2, 2003, unless further extended by the Company in its sole discretion.

Since the Cash Tender Offer and the APE Solicitation are not regulated by applicable CNV and BCBA regulations, the Company has notified both restructuring stages to the CNV and the BCBA and filed the prospectuses prepared by the Company and the remaining related documentation.  The mentioned prospectuses were published for investors in the daily gazette of the BCBA.

b)            Notification of petitions for bankruptcy filed against the Company

In February 2003 the Company was notified of the filing of 21 petitions for bankruptcy against it as a result of the Company’s postponing of payments of principal and interest on its negotiable obligations. The Company answered the notices served and requested that the intervening judge reject those petitions based on the grounds explained in the filings.

If the restructuring process undertaken by the Company is unsuccessful it will likely have to file voluntary insolvency proceedings.

NOTE 15 - SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES ADOPTED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

The consolidated financial statements have been prepared in accordance with Argentine GAAP, which differ in certain significant respects from US GAAP.  The significant differences at December 31, 2002 and 2001 and for the three years in the period ended December 31, 2002 are reflected in the reconciliations provided in Note 16 and principally relate to the items discussed in the following paragraphs:

(a) Restatement of financial statements for general price-level changes

The Argentine GAAP consolidated financial statements of the Company were prepared in constant currency, reflecting the overall effects of inflation in accordance with Argentine Technical Resolution No. 6, with the modification established in the Argentine Technical Resolution No. 17 (Note 2.2.).

The US GAAP reconciliation does not reverse the effects of the general price-level restatement included in the Argentine GAAP financial statements because the application of that Resolution represents a comprehensive measure of the effects of price level changes in the Argentine economy.

(b) Foreign currency translation adjustment

Under Argentine GAAP, financial statements of foreign investees have been translated to Argentine pesos on the basis of the financial statements of such investees expressed in the local currency of the country of origin. The method of translation involves the translation of monetary assets and liabilities at the exchange rate prevailing at the end of each period, and non-monetary assets and liabilities and equity accounts on the basis of the inflation-adjusted amounts at the exchange rate prevailing at the end of each period. The net gain on translation is included in the Company’s result of operations.

Under US GAAP, financial statements of foreign subsidiaries have been translated into Argentine pesos following the guidelines established in SFAS 52 “Foreign Currency Translation”.  The economy of certain of the Company’s foreign operations (Uruguay) was no longer considered to be highly inflationary as from January 1999. Therefore, for each of the three years in the period ended December 31, 2002, the local currency was considered the functional currency.  Assets and liabilities of these foreign subsidiaries are translated at the exchange rates in effect at period-end, and the statement of operations is translated at the average exchange rates during the period.  Exchange rate fluctuations on translating foreign currency financial statements into pesos that result in unrealized gains or losses are referred to as foreign currency translation adjustments.  Under US GAAP, cumulative translation adjustments are recorded as a separate component of shareholders’ equity.  Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 16.

Additionally, account balances and transactions of certain Company’s foreign operations (Paraguay) are stated in the local currency.  Under Argentine GAAP, the financial statements of these foreign subsidiaries are restated to reflect the effects of local inflation.  The financial statements are translated at the exchange rates in effect at period-end.  Exchange rate fluctuations on translating foreign currency financial statements into pesos that result in unrealized gains or losses is included in the Company’s result of operations.  Under US GAAP, the dollar was considered the functional currency for the year ended December 31, 2000 and as from January 1, 2001, the local currency was considered the functional currency.  Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 16.

(c) Goodwill

Under Argentine GAAP, and US GAAP the Company applied the purchase method of accounting to the Company’s acquisition transactions. Accordingly, the fair market value of the assets and liabilities of the acquired companies were estimated and the excess of the purchase price over the fair value of the assets acquired and liabilities assumed is considered goodwill. The US GAAP adjustment reflects the application of certain US GAAP adjustments when estimating the fair value of such assets and liabilities.

The Company adopted SFAS No. 142 “Goodwill and Other Intangible Assets” in the year ended December 31, 2002. SFAS No. 142 states that goodwill is not amortized but rather is tested at least annually for possible impairment.

(d) Impairment of long-lived assets

Management reviews long-lived assets, primarily property and equipment to be held and used in the business, long-term investments and goodwill for the purposes of determining and measuring impairment. The Company recognized during the year ended December 31, 2002 and 2001 an impairment of Ps. 312,728,070 and Ps 326,077,446, respectively.  Under US GAAP, SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” required a company to review assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.  Assets were grouped and evaluated for possible impairment at the level of cable television systems by region. As a result of a different basis of goodwill determined on acquisition; as described in Note 15 (c), the impairment recognized under Argentine GAAP for the year ended December 31, 2001 differed from the one recognized under US GAAP. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 16.

As a result of the adoption of SFAS No. 142, the Company tested the goodwill for impairment. The steps taken are fully explained in Note 17 (i) and the reconciling difference for this item is presented in the quantitative reconciliation in Note 16. The impairment losses at the beginning of the year ended December 31, 2002 are presented as a cumulative effect of a change in an accounting principle in the quantitative reconciliation in Note 16.

(e) Organizational and preoperating costs

Under Argentine GAAP, organizational and preoperating costs may be deferred and amortized over the estimated period of benefit.  Under US GAAP, such costs are generally charged to operations.  Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 16.

(f) Vacation accrual

Under Argentine GAAP, there are no specific requirements governing the recognition of accruals for vacations.  The accepted practice in Argentina is to expense vacation when taken and to accrue only the amount of vacation in excess of normal remuneration.

Under US GAAP, vacation expense is fully accrued in the year the employee renders service to earn such vacation.  Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 16.

(g) Non-interest bearing debt instruments

Under Argentine GAAP, non-interest bearing debt instruments are not generally presented with an imputed rate of interest in order to recognize the economic substance of the underlying transaction.  Under US GAAP, APB No. 21 “Interest on Receivables and Payables”, such adjustment would be required.

APB No. 21 requires the imputation of a reasonable, market-based rate of interest for non-interest bearing debt instruments over the maturity period of the note.  Additionally, the carrying value of the debt instrument is reported net of any resulting discount or premium.  As reflected in the US GAAP reconciliation, certain non-interest bearing debt instruments for acquisition debt were discounted at 10%, which approximated the Company’s weighted average annual interest rate.  Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 16 under the item Discounting of non-interest bearing acquisition related debt.

(h) Income taxes

Under Argentine GAAP, income tax expense is generally recognized based upon the estimate of the current income tax liability.  When income and expense recognition for financial statements purposes does not accrue in the same period as income and expense recognition for tax purposes, the resulting temporary differences are not considered in the computation of income tax expense for the year.

Under US GAAP, the liability method is used to calculate the income tax provision.  Under the liability method, deferred tax assets or liabilities are recognized with the corresponding charge or credit to income for differences between the financial and tax basis of assets and liabilities at each year-end. Additionally, all available evidence, both positive and negative, should be considered to determine whether, based on the weight of that evidence, a valuation allowance is needed for some portion or all of a deferred tax asset.  Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 16.

(i) Severance indemnities

As described in Note 2.5. (k), the Company expenses severance indemnities when paid or when they should have an impact on the results for the year because they represent a certain and quantified risk.  Under Argentine law, the Company is required to pay a minimum severance indemnity based on years of service and age when an employee is dismissed without adequate justification.  Under US GAAP, the Company applied the guidance of Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity” (“EITF 94-3”). As such, during fiscal year 2001 the Company reversed the severance provision recognized under Argentine GAAP as certain criteria specified by EITF 94-3 were not met.

(j) Equity in earnings (losses) of affiliated companies and investments in companies carried under equity method

For purposes of this reconciliation, the Company has assessed the impact of US GAAP adjustments on the Argentine GAAP financial statements of its equity investees.  The significant differences that give rise to US GAAP adjustments on equity investees are as follows: (i) the application of SFAS No 109 “Deferred Income Taxes”, (ii) the effects on depreciation of different bases for determination of the underlying net asset acquired, (iii) vacation accrual and (iv) foreign exchange differences (see Note 15 (l)).

(k) Interest capitalization

Argentine GAAP allows, but does not require, companies to capitalize interest on self-constructed assets.  The Company does not capitalize interest on projects under construction which are of a short-term nature. Under US

GAAP, the Company would be required to capitalize interest on the qualifying self-constructed assets.  Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 16.

(l) Foreign exchange differences

The Argentine Government declared exchange holidays all working days between December 21, 2001 and December 31, 2001. On January 11, 2002, when the exchange market first opened, the exchange rate was Ps. 1 to US$ 1.4 (buying rate) and Ps. 1 to US$ 1.6 (selling rate). Under Argentine GAAP, the Company accounted for its foreign currency assets and liabilities at an exchange rate of Ps. 1 to US$ 1. Under US GAAP, the Company applied the guidance set forth in the EITF D-12 “Foreign Currency Translation — Selection of the Exchange Rate When Trading is Temporarily Suspended”, that states that when exchangeability between two currencies is temporarily lacking at the balance sheet date, the first subsequent rate at which exchange could be made shall be used. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 16.

(m) Transfer of financial assets

As explained in Note 9 (a) (ii) the Company transferred all of its interests in DirecTV Latin America, LLC and certain contractual rights related thereto to Raven Media Investments, LLC. Under Argentine GAAP a transfer of financial assets is recognized as a sale to the extent that contractual terms result in the passage of title.

Under US GAAP, the existence of an agreement that constraints the transferee right to exchange the transferred asset or gives the transferor the ability to unilaterally cause the holder to return specific assets, preclude a transfer subject to such a condition from being accounted for as a sale. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 16.

(n) Specific pronouncement for cable television companies

Under Argentine GAAP, there are no specific pronouncements related to cable television companies.  Under
US GAAP, SFAS No. 51 “Financial Reporting by Cable Television Companies” establishes that:

(1)                The network in each area is considered to pass through a “prematurity” period when it is in construction and yet partially in service.  This period commences when transmission is made to the first subscriber and ends when the network for a particular area is substantially complete and attains the number of subscribers (penetration rate) expected for that specific area.  During the prematurity period, SFAS No. 51 requires that charges for capitalized costs other than those of the main cable television plant, interest and financing charges be allocated to both current and future periods based upon the ratio of active subscribers to the total estimated subscribers at the end of the prematurity period.  As the Company’s systems are relatively mature, management considers that SFAS No. 51 prematurity period accounting would not materially affect the financial position or the results of operations for the years presented.

(2)                Hookup revenues that exceed related direct selling expenses must be deferred and amortized in the period in which the Company expects the subscriber to be connected to the system.  Hookup services charged by the Company are not a significant component of revenues.  All related direct selling expenses are recognized as incurred.

(o) Extraordinary items

Under Argentine GAAP, the gain of repurchase of debt is reported as an ordinary item. Under US GAAP, SFAS 4 “Reporting Gains and Losses from Extinguishment of Debt” requires that a gain from the early extinguishment of debt be classified as an extraordinary item. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 16.

(p) Allowance for doubtful accounts

Under Argentine GAAP, the allowance is charged against revenues whereas under US GAAP the charge would be presented as an operating cost.  As this difference has no effect on net income/loss or on shareholders’ equity, no reconciling adjustment is presented in the US GAAP reconciliation.

(q) Advances to suppliers

Under Argentine GAAP, funds advanced to suppliers are capitalized and included under Property and equipment prior to purchase and specifically identified as property or equipment items.  Under US GAAP, these funds are accounted for as a deposit until the actual property or equipment procured by such funds has been purchased. Accordingly, such funds are generally classified as “Other assets”.

However, due to the nature of such funds and their relative immateriality to the consolidated financial statements taken as a whole (Note 4), the quantitative difference between Argentine and US GAAP would be a reclassification from Property and equipment to Other assets and, accordingly, it does not affect the reconciliation of net loss and shareholders’ equity in Note 16.

(r) Earnings per share

Argentine GAAP do not require disclosure of earnings per share.  Under US GAAP, SFAS No. 128 “Earnings per share”, earnings per share have been calculated for all periods presented based on the weighted average number of common shares outstanding during the year (Note 16).

(s) Disclosures about segments of an enterprise and related information

US GAAP require report information about operating segments in annual financial statements.  SFAS No. 131 “Disclosures about segments of an enterprise and related information” establishes standards for related disclosures about products and services, geographic areas and major customers.  Multicanal is in only one segment, cable television, and assets, revenues and earnings (losses) from operations outside Argentina are less than 10% of consolidated assets and operations.  Accordingly, no information about segments is presented in these consolidated financial statements.

(t) Other income and expenses

Under Argentine GAAP certain expenses are included in Other non-operating income (expenses), net (see Note 3 (k)). Under US GAAP, these items are classified as operating expenses.

However, the quantitative difference between Argentine and US GAAP would be a reclassification from “Other non-operating income (expenses), net” to “Direct operating expenses”, “General and administrative expenses”, “Selling and marketing expenses” or Other operating expenses, as appropriate, and, accordingly, it does not affect the reconciliation of net loss and shareholders’ equity summarized in Note 16.

NOTE 16 - RECONCILIATION OF NET LOSS AND SHAREHOLDERS’ (DEFICIT) EQUITY TO US GAAP

The following is a summary of the significant adjustments to net loss for the three years in the period ended December 31, 2002 and shareholders’ (deficit) equity for the years ended December 31, 2002 and 2001, which would be required if the financial statements had been prepared in accordance with US GAAP instead of Argentine GAAP.

	Years ended December 31,
	2002	2001	2000
Net loss in accordance with Argentine GAAP	(938,460,515)	(284,044,447)	(319,476,653)
US GAAP adjustments – income (expense)
Amortization of organizational and preoperating costs (Note 15 (e))	1,956,921	(7,413,318)	2,811,941
Deferred income taxes, net of allowance (Note 15 (h))	(46,555,025)	356,079	(64,590,046)
Amortization of goodwill (Note 15 (c))	111,427,707	4,290,871	4,284,140
Depreciation of property and equipment (Note 15 (c))	(6,799,452)	(10,421,449)	(11,403,767)
Vacation accrual (Note 15 (f))	3,011,914	927,665	503,162
Discounting of non-interest bearing acquisition related debt (Note 15 (g))	—	(125,375)	(177,047)
Equity in the earnings (losses) of affiliated companies(Note 15 (j))	1,970,194	(5,560,291)	893,538
Interest capitalization (Note 15 (k))	(410,408)	1,229,257	2,659,617
Severance indemnities (Note 15 (i))	(860,258)	(994,527)	1,854,784
Foreign currency translation adjustment (Note 15 (b))	(8,380,040)	682,176	(3,011,352)
Foreign exchange differences (Note 15 (l))	1,001,839,325	(1,001,839,325)	—
Transfer of financial assets (Note 15 (m))	—	(322,390,145)	—
Extraordinary item (Note 15 (o))	(417,776,648)	(9,211,242)	—
Impairment adjustment (Note 15 (d))	7,994,627	77,015,016	—
Minority interest in above reconciling items	3,940,659	3,387,129	250,835
Net loss before extraordinary item and cumulative effect of accounting change	(287,100,999)	(1,554,111,926)	(385,400,848)
Extraordinary gain on repurchase of debt	417,776,648	9,211,242	—
Income / (loss) before cumulative effect of accounting change	130,675,649	(1,544,900,684)	(385,400,848)
Cumulative effect of accounting change	(183,476,812)	—	—
Net loss in accordance with US GAAP	(52,801,163)	(1,544,900,684)	(385,400,848)
Loss per share before extraordinary item and cumulative effect of accounting change	(0.78)	(4.24)	(1.05)
Gain per share on extraordinary gain on repurchase of debt	1.14	0.03	—
Loss per share on cumulative effect of accounting change	(0.50)	—	—
Net loss per share in accordance with US GAAP	(0.14)	(4.21)	(1.05)
Weighted average number of shares	366,821,037	366,821,037	365,953,227

	At December 31,
	2002	2001
Shareholders’ (deficit) equity in accordance with Argentine GAAP	(213,903,147)	724,557,368
US GAAP adjustments – increase (decrease)
Organizational and preoperating costs – Original value (Note 15 (e))	(9,191,389)	(20,376,052)
Organizational and preoperating costs – Accumulated amortization (Note 15 (e))	1,869,436	11,097,178
Goodwill, net (Note 15 (c))	100,436,175	(10,991,532)
Depreciation of property and equipment (Note 15(c))	(66,376,691)	(59,577,239)
Deferred income taxes (Note 15 (h))	(39,078,465)	7,476,560
Vacation accrual (Note 15 (f))	(3,322,009)	(6,333,923)
Investments in companies carried under equity method (Note 15 (j))	(1,166,249)	(3,136,443)
Interest capitalization– Original value (Note 15 (k))	5,930,973	5,930,973
Interest capitalization– Accumulated depreciation (Note 15 (k))	(659,576)	(249,168)
Severance indemnities (Note 15 (i))	—	860,258
Foreign exchange differences (Note 15 (l))	—	(985,150,503)
Transfer of financial assets (Note 15 (m))	(322,390,145)	(322,390,145)
Impairment adjustment (Note 15 (d))	(98,467,169)	77,015,016
Minority interest in above reconciling items	10,145,044	6,204,385
Shareholders’ deficit in accordance with US GAAP	(636,173,212)	(575,063,267)

Changes in Shareholders’ (deficit) equity under US GAAP are as follows:

	Years ended December 31,
	2002	2001
Shareholders’ (deficit) equity at the beginning of the year in accordance with US GAAP	(575,063,267)	951,444,663
Incorporation of balances following merger with Plataforma Digital S.A.	—	2,386,108
Foreign currency translation adjustment (Note 17 (g))	(8,308,782)	16,006,646
Net loss for the year in accordance with US GAAP	(52,801,163)	(1,544,900,684)
Shareholders’ deficit at the end of the year in accordance with US GAAP	(636,173,212)	(575,063,267)

NOTE 17 - OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS

(a) Income taxes

The Company’s deferred income taxes under US GAAP are comprised as follows:

	Years ended December 31,
	2002	2001
Deferred tax assets
Tax loss carryforwards	427,610,797	126,832,364
Allowance for doubtful accounts and others	10,747,438	20,326,166
Vacation accrual	1,154,793	2,199,238
Provision for lawsuits and others	9,120,504	18,937,188
Provision for obsolescence of materials	1,756,727	4,113,170
Difference between tax and accounting basis of property and equipment	—	8,513,733
Deferred tax loss	114,643,516	—
Foreign exchange differences	—	353,759,458
Transfer of financial assets	112,283,064	112,283,064
Other temporary differences	1,861,023	3,244,036
Less: Valuation allowance	(592,077,868)	(624,270,613)
	87,099,994	25,937,804
Deferred tax liabilities
Difference between tax and accounting basis of property and equipment	(114,510,825)	—
Prepaid expenses	(11,667,634)	(16,472,611)
Other temporary differences	—	(1,988,633)
	(126,178,459)	(18,461,244)
Net deferred tax assets (liabilities)	(39,078,465)	7,476,560

Of the outstanding balance at December 31, 2002 and 2001, Ps. 11,902,231 and Ps. 22,525,404, respectively are current.

The tax loss carryforwards at December 31, 2002 expire as follows:

Expiry date	Ps.
2003	44,795,216
2004	53,102,940
2005	63,880,988
2006	1,189,820
2007	1,058,776,170
Total	1,221,745,134

Valuation allowances are provided against future deferred tax benefits to the extent their realization is unlikely.

The changes in the carrying amount of the valuation allowances for the year ended December 31, 2002, are as follows:

Ps.
Balance as of January 1, 2002	(624,270,613)
Decrease	32,192,745
Balance as of December 31, 2002	(592,077,868)

The provision for income taxes computed in accordance with US GAAP differs from that computed at the statutory tax rate, as follows:

	Years ended December 31,
	2002	2001	2000
Income tax benefit at statutory tax rate on pretax income in accordance with US GAAP	(459,970)	(536,875,040)	(104,704,811)
Permanent differences
(Decrease) / increase in valuation allowance	(32,192,745)	465,976,649	100,564,579
Gain on sale of investees	—	(66,446,729)	—
Amortization of goodwill and intangible assets	—	45,354,547	45,732,417
Impairment adjustment	170,873,589	87,140,611	—
Effect of inflation adjustment	(92,631,611)	—	—
Other	5,897,701	15,709,367	31,922,104
Income tax (benefit) expense in accordance with US GAAP	51,486,964	10,859,405	73,514,289
Tax on minimum notional income	—	112,592	12,729,956
Income taxes and/or tax on minimum notional income in accordance with US GAAP	51,486,964	10,971,997	86,244,245

Although the Company presented pre-tax accounting losses on a consolidated basis (net loss before income taxes), some of its subsidiaries generated taxable income and paid income taxes.

(b)  Fair value of financial instruments

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.  The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

•           The fair value of certain financial assets carried at cost, including cash, short-term investments, trade receivables, receivables from related parties and other assets is considered to approximate their respective carrying value.

•            The fair value of accounts payable and accrued liabilities, taxes payable, debt with related parties, payroll and social security and other liabilities is considered to approximate their respective carrying value.

•           The fair values of bank and financial debt are based on quoted market prices or, where quoted prices are not available, on the present value of future cash flows discounted at estimated borrowing rates for similar debt instruments.

•           The fair values of acquisition related debt are based on the present value of future cash flows discounted at estimated borrowing rates for similar debt instruments.

The estimated fair values of financial instruments are as follows:

	Years ended December 31,
	2002	2001
	Carrying amounts	Fair Value	Carrying amounts	Fair Value
Financial assets
Cash and banks	104,792,097	104,792,097	28,862,313	28,862,313
Short-term investments	1,444,899	1,444,899	158,105,519	158,105,519
Trade receivables	24,908,692	24,908,692	71,180,536	71,180,536
Receivables from related parties	12,758,388	12,758,388	16,839,628	16,839,628
Other	67,581,488	67,581,488	137,699,498	137,699,498

Financial liabilities
Accounts payable and accrued liabilities	109,914,396	109,914,396	244,193,134	244,193,134
Bank and financial debt	2,021,182,231	1,138,231,078	1,665,947,376	867,273,736
Acquisition related debt	12,064,437	9,117,766	7,043,673	6,775,659
Taxes payable	17,743,083	17,743,083	51,472,163	51,472,163
Debt with related parties	1,020,870	1,020,870	2,966,047	2,966,047
Payroll and social security	6,583,314	6,583,314	16,955,977	16,955,977
Other	35,356,884	35,356,884	48,510,620	48,510,620

(c) Financial instruments with off-balance sheet risk and concentrations of credit risk

The Company has not used financial instruments to hedge its exposure to fluctuations in foreign currency exchange or interest rates and, accordingly, has not entered into transactions that create off-balance sheet risks associated with such financial instruments.

Accounts receivable substantially comprise balances with a large number of subscribers.  Management does not believe significant concentrations of credit risk exist.

(d) Supplementary information on the statement of cash flows

	Years ended December 31,
	2002	2001	2000
Cash payments:
Income tax and/or tax on minimum notional income	3,167,902	18,765,049	27,084,800
Interest	23,038,056	197,533,301	205,915,617
Cash and cash equivalents include:
Cash	104,792,097	28,862,313	23,057,192
Short-term investments (original maturity < 90 days)	1,444,899	158,105,519	58,763,511
	106,236,996	186,967,832	81,820,703
Non-cash investing and financing activities
Common stock issued as a result of the merger with Plataforma Digital S.A.	—	2,386,108	—

Under Argentine GAAP the effect of inflation and of exchange rate changes on cash and cash equivalents was not disclosed by presenting additional cash flow statement categories as required by US GAAP. The following table presents the cash flows from operating, investing and financing activities and the effects of inflation accounting and of exchange rate changes on cash and cash equivalents that would be reported in the statement of cashflows, which contemplate classification differences under US GAAP.

	Years ended December 31,
	2002	2001	2000
Cash provided by operations	210,660,201	43,471,973	50,301,220
Cash (used in) provided by investment activities	(12,390,032)	266,993,536	(92,725,546)
Cash used in financing activities	(255,734,990)	(205,362,036)	(37,820,513)
Effect of inflation accounting	(27,573,665)	—	—
Effect of exchange rate changes	4,307,650	—	—
Net (decrease) increase in cash and cash equivalents	(80,730,836)	105,103,473	(80,244,839)

(e) Aging of long-term bank and financial debt and non-current acquisition related debt under US GAAP

	Maturity in the year 2004	Total
Long-term bank and financial debt	237,986	237,986
Non-current acquisition related debt	3,324,586	3,324,586
	3,562,572	3,562,572

(f) Interest expense

	Years ended December 31,
	2002	2001	2000
Total interest expense under Argentine GAAP	245,421,360	196,367,682	207,814,028
Interest capitalization	—	(1,229,257)	(2,659,617)
Discounting of non-interest bearing Acquisition related debt	—	125,375	177,047
Total interest expense under US GAAP	245,421,360	195,263,800	205,331,458

(g) Statement of consolidated comprehensive loss

The Company has adopted SFAS No. 130, “Reporting Comprehensive Income”, which requires that an enterprise (i) classify items of other comprehensive income (loss) by their nature in a financial statement and (ii) display the accumulated balance of other comprehensive income (loss) separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position.

	Years ended December 31,
	2002	2001	2000
Net loss in accordance with US GAAP	(52,801,163)	(1,544,900,684)	(385,400,848)
Other comprehensive income:
Foreign currency translation adjustments	(8,308,782)	16,006,646	824,338
Total other comprehensive income	(8,308,782)	16,006,646	824,338
Comprehensive loss	(61,109,945)	(1,528,894,038)	(384,576,510)

The accumulated balances related to each component of other comprehensive income were as follows:

	December 31,
	2002	2001
Balance at the beginning of the year	15,659,319	(347,327)
Other comprehensive income:
Foreign currency translation adjustments	(8,308,782)	16,006,646
Total other comprehensive income	(8,308,782)	16,006,646
Balance at the end of the year	7,350,537	15,659,319

(h) Transactions with related parties

In the ordinary course of business and pursuant to a shareholders agreement among the Company’s shareholders, the Company purchases programming from related parties, the amounts invoiced by such related parties to the Company for programming were approximately Ps.69.9 million, Ps.110.4 million and Ps.104.3 million for the years ended December 31, 2002, 2001 and 2000, respectively.  In addition, also in the ordinary course of business, the Company places advertising in media owned by such related parties, including newspapers and radio stations.  The related parties also purchase advertising time from the Company, and the parties occasionally exchange advertising space and air time with each other.  In the years ended December 31, 2002, 2001 and 2000, the aggregate amounts invoiced by Multicanal to such related parties for advertising were approximately Ps. 2.3 million, Ps. 5.5 million and Ps. 0.2 million, respectively, and the aggregate amounts invoiced by such related parties to the Company for advertising were approximately Ps. 3.3 million, Ps. 1.3 million and Ps. 2.6  million for the years ended December 31, 2002, 2001 and 2000, respectively.  Multicanal’s monthly subscriber magazine is also published by a related party, the amounts invoiced to the Company were approximately Ps. 12.3 million, Ps. 15.7  million and Ps. 19.5 million for the years ended December 31, 2002, 2001 and 2000, respectively.  In the years ended December 31, 2002 and 2001, the aggregate amounts invoiced by Multicanal to such related parties for new business were approximately Ps. 0.8 million and Ps. 1.7.  Related parties balances at December 31, 2002 and 2001 were as follows: accounts receivable of Ps. 4.8 million and Ps. 12.7 million at December 31, 2002 and 2001, respectively, and accounts payable of Ps. 18.5 million and Ps. 47.8 million at December 31, 2002 and 2001, respectively. In addition, in 2001, Multicanal bought property owned by Grupo Clarín for a total of Ps. 1.1 million.

Additionally, the Company transferred all of its interests in DirecTV Latin America, LLC and certain contractual rights related thereto to Raven Media Investments, LLC, a company organized under the laws of the state of Delaware and wholly-owned by Grupo Clarín S.A., for US$ 150,000,000, recording a gain of Ps. 322,375,462.

At December 31, 2001, the Company has a balance of Ps. 3.4 million payable on a loan from Grupo Clarín S.A., which has generated an interest charge of Ps. 0.2 million.

At December 31, 2002, Gestión Compartida, a Grupo Clarín Company, invoiced to Multicanal the total amount of Ps. 5.4 million. Gestión Compartida is a Company created by Grupo Clarín in 2001, which provided treasury, accounting and logistic services to all of its affiliates.

(i) Adoption of SFAS 142

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142. This statement changes the accounting for goodwill and intangible assets.

Under SFAS 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. Separable intangible assets that have finite lives will continue to be amortized over their useful lives, with no maximum life. In addition, SFAS 142 changes the test for goodwill impairment.

The new impairment test for goodwill is a two step process. The first step is a comparison of the fair value of the reporting unit with its carrying amount, including goodwill. If this step reflects impairment, then the loss would be measured as the excess of recorded goodwill over its implied fair value. Implied fair value is the excess of the fair value of the reporting unit over the fair value of all recognized and unrecognized assets and liabilities. The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, companies were required to adopt SFAS 142 in their fiscal year beginning after December 15, 2001.

The Company has evaluated whether goodwill was impaired at January 1, 2002. As a consequence of that assessment, a non-cash after-tax charge amounting to Ps. 183,476,812 has been recorded for the impairment. This initial impairment charge is shown in the quantitative reconciliation to US GAAP recorded as a cumulative effect of a change in accounting principle in the Company’s results for the year ended December 31, 2002. Effective January 1, 2002, in accordance with this pronouncement, the Company ceased the amortization of goodwill under US GAAP.

As required by SFAS No. 142 the results for the prior years have not been restated.  A reconciliation of net income as if SFAS No. 142 had been adopted for the years ended December 31, 2001 and 2000 is presented below without considering the effects of the impairment charge:

	Year ended December 31,
	2001	2000
	(unaudited)
Net loss before extraordinary item	(1,554,111,925)	(385,400,848)
Add back: Goodwill amortization	130,003,845	132,028,492
Adjusted net loss before extraordinary item	(1,424,108,080)	(253,372,356)
Adjusted net loss	(1,414,896,839)	(253,372,356)

Loss per share before extraordinary item	(3.88)	(0.69)
Net loss per share	(3.86)	(0.69)

(j)      Goodwill

The changes in the carrying amount of goodwill for the year ended December 31, 2002, are as follows:

Ps.
Balance as of January 1, 2002	1,586,603,865
Effect of the adoption of SFAS No. 142	(183,476,812)
Impairment losses	(299,789,373)
Balance as of December 31, 2002	1,103,337,680

As a result of the Argentine economic crisis, operating profits and cash flows were lower than expected. In the year ended December 31, 2002 a goodwill impairment loss of Ps. 299,789,373 was recognized in the Argentine reporting unit. The fair value of that reporting unit was estimated using the expected present value of future cash flows.

(k) Amortization of intangible assets

Estimated amortization expense	Ps.
For year ended December 31, 2003	1,307,773
For year ended December 31, 2004	1,271,786
For year ended December 31, 2005	1,271,786
For year ended December 31, 2006	604,149
For year ended December 31, 2007	604,149

(l) Interest rate on short-term borrowings

	December 31,
	2002	2001	2000
Weighted average interest rate	8%	11.4%	11.8%

(m) Corporate bonds

The amounts issued and outstanding of Corporate bonds as of December 31, 2002 are as follows

	December 31, 2002
	Issued	Outstanding
US$125 million 9.25% Notes due 2002	421,250,000	325,774,530
US$125 million 10.50% Notes due 2007	421,250,000	332,824,570
US$150 million Series C 10.50% Notes due 2018	505,500,000	126,779,400
US$175 million Series E Notes due 2009	589,750,000	440,802,740
US$144 million Series J Floating Rate Notes due 2003	485,280,000	485,280,000
	2,423,030,000	1,711,461,240

NOTE 18 - IMPACT OF NEW ACCOUNTING STANDARDS NOT YET ADOPTED

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. SFAS No. 143 is required to be adopted for the fiscal year beginning January 1, 2003.  Management does not believe the adoption of SFAS 143 will have a material impact on Multicanal’s results of operations and financial position.

In April 2002, the FASB issued SFAS No. 145, “Rescission of SFAS Nos. 4, 44, and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002.”  SFAS 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers,” and SFAS 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in Accounting Principles Boards Opinion 30,    “Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.”  In addition, SFAS 145 amends SFAS No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions.  SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions.  SFAS 145 is effective for fiscal years beginning after May 15, 2002.  Management does not believe the adoption of SFAS 145 will have a material impact on Multicanal’s results of operations and financial position.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). The issuance of SFAS 146 nullifies the former guidance provided by the Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”).  SFAS 146 requires the recognition of a liability for costs associated with exit or disposal activity when the liability is incurred, rather than on the date commitment to an exit or disposal plan.  SFAS 146 is effective for liabilities, related to exit or disposal activities, which are incurred after December 31, 2002, while earlier application is encouraged.  Management does not believe the adoption of SFAS 146 will have a material impact on Multicanal’s results of operations and financial position.

In November 2002, the FASB issued FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 prescribes that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Management is currently evaluating the impact that the adoption of FIN 45 will have on the consolidated financial statements.

MULTICANAL S.A.

Exhibit I

INFORMATION REQUIRED BY SECTION 64, SUB-SECTION b) OF LAW No. 19550

for the years ended December 31, 2002, 2001 and 2000 (Consolidated)

(Expressed in Argentine pesos of December 31, 2002 purchasing power)

Caption	Direct operating expenses	General and administrative expenses	Selling and marketing expenses
				Total at December 31,
				2002	2001	2000

Payroll and social security	50,925,028	11,799,295	23,190,500	85,914,823	147,262,357	163,629,560
Employees’ dismissals	814,380	283,918	2,484,134	3,582,432	2,191,235	5,058,418
Taxes rates and contributions	11,278,106	10,525,021	262,631	22,065,758	45,269,500	33,520,195
Insurance	37,668	189,905	—	227,573	—	—
Programming rights	188,532,169	—	—	188,532,169	287,705,769	275,459,733
Printing and distribution of magazines	15,289,822	—	—	15,289,822	28,718,654	31,371,307
Fees and compensation for services	790,503	12,768,689	60,724	13,619,916	15,185,854	14,023,240
Commissions	4,507,710	16,674,889	14,186	21,196,785	35,783,339	36,473,523
Overhead	3,281,532	769,338	59,705	4,110,575	3,665,695	6,554,274
Personnel expenses	2,723,849	1,705,460	1,506,300	5,935,609	13,367,524	15,182,207
Building expenses	279,913	6,652,617	—	6,932,530	13,021,550	13,525,414
Vehicles expenses	—	3,127,562	—	3,127,562	4,717,701	5,941,835
Rentals	15,822,255	2,455,099	—	18,277,354	30,653,046	31,050,938
Security and surveillance	58,482	2,240,786	2,956	2,302,224	3,428,211	5,310,224
Representation and travel expenses	78,789	1,168,201	—	1,246,990	2,292,295	2,770,583
Office expenses	168,468	2,812,228	33,871	3,014,567	3,771,074	4,751,081
Publicity and advertising	—	—	10,908,099	10,908,099	11,014,072	25,211,359
Sundry	15,581,106	10,934,391	—	26,515,497	45,042,455	43,728,477
Total at December 31, 2002	310,169,780	84,107,399	38,523,106	432,800,285
Total at December 31, 2001	498,531,491	135,151,173	59,407,667		693,090,331
Total at December 31, 2000	492,302,981	144,754,276	76,505,111			713,562,368