Form 20-F
period 2003-12-31
MULTICANAL SA
filed 2004-06-29
CIK 1041505

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from              to

Commission File Number: 333-07112

Multicanal S.A.
(Exact name of registrant as specified in its charter)

Multichannel S.A.
(Translation of registrant's name into English)

Argentina
(Jurisdiction of incorporation or organization)

Avalos 2057
(1431) Buenos Aires
Argentina
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

9 1/4% Notes Due 2002, 10 1/2% Notes Due 2007, Series C 10 1/2% Notes due 2018 and Series E 13.125% Notes due 2009 (together, the "Notes").

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 202,963,617 Class A common shares, par value one peso per share, and 168,671,486 Class B common shares, par value one peso per share.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒    No ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐    Item 18 ☒

TABLE OF CONTENTS

	Forward Looking Statements	1
Item 1.	Identity of Directors, Senior Management and Advisors	1
Item 2.	Offer Statistics and Expected Timetable	1
Item 3.	Key Information	2
	Selected Financial Data	2
	Exchange Rates	5
	Risk Factors	6
Item 4.	Information on the Company	22
	History and Development of the Company	22
	Business Overview	22
	Organizational Structure	40
	Property, Plants and Equipment	41
Item 5.	Operating and Financial Review and Prospects	42
	Overview	42
	Operating Results	50
	Liquidity and Capital Resources	54
	Off-balance Sheet Arrangements	58
	Contractual Obligations	58
Item 6.	Directors, Senior Management and Employees	58
	Directors and Senior Management	58
	Compensation and Board Practices	61
	Employees	61
	Share Ownership	61
Item 7.	Major Shareholders and Related Party Transactions	62
	Major Shareholders	62
	Related Party Transactions	63
Item 8.	Financial Information	63
	Legal Proceedings	64
Item 9.	The Offer and Listing	69
	Markets	69
Item 10.	Additional Information	69
	Memorandum and Articles of Association	69
	Enforceability of Civil Liabilities	70
	Material Contracts	71
	Exchange Controls	71
	Taxation	71
	Documents on Display	75
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	76
Item 12.	Description of Securities Other than Equity Securities	77
Item 13.	Defaults, Dividend Arrearages and Delinquencies	77
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	79
Item 15.	Controls and Procedures	79
Item 16A.	Audit Committee Financial Expert	79
Item 16B.	Code of Ethics	79
Item 16C.	Principal Accountant Fees and Services	80
Item 17.	Financial Statements	80
Item 18.	Financial Statements	80
Item 19.	Financial Statements and Exhibits	81

(i)

Forward Looking Statements

        From time to time we make forward-looking statements in our periodic reports to the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. This Form 20-F contains forward-looking statements. Examples of such forward-looking statements include:

  •
  our expectations for operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure, the carrying value of certain assets or other financial items or ratios;

  •
  statements of our plans, objectives or goals;

  •
  statements about our future economic performance or that of Argentina or other countries in which we operate; and

  •
  statements of assumptions underlying such statements.

        Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

        Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under "Item 3. Key Information—Risk Factors," include developments in legal proceedings, limitations on our access to sources of financing on competitive terms, economic and political conditions and governmental policies in Argentina or elsewhere, changes in capital markets that may affect the ability of Argentina or Argentine companies to obtain financing, inflation rates, foreign exchange rates volatility, exchange controls, regulatory developments, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties, which we cannot predict, may cause actual results to differ materially from those in forward-looking statements.

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

Item 2. Offer Statistics and Expected Timetable.

        Not applicable.

Item 3. Key Information.

Selected Financial Data

        The following selected consolidated financial data has been derived from our consolidated financial statements as of the dates and for each of the periods indicated below. This information should be read in conjunction with and is qualified in its entirety by reference to our consolidated financial statements and the discussion in "Item 5. Operating and Financial Review and Prospects" included elsewhere in this annual report. The selected consolidated financial data as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001 derive from our consolidated financial statements included elsewhere in this annual report, which have been audited by our independent auditors, Price Waterhouse & Co., a member firm of PricewaterhouseCoopers. The selected consolidated financial data as of December 31, 2001, 2000 and 1999 and for the years ended December 31, 2000 and 1999 are derived from our consolidated financial statements that are not included herein.

        Our consolidated financial statements as of and for the year ended December 31, 2003 have been prepared on the assumption that we will continue as a going concern. Our independent auditors have issued a report stating that we failed to make scheduled payments on all of our Notes and our Series J Floating Rate Notes due 2003 (together, the "Existing Notes") and we were notified of the filing of various petitions for bankruptcy against us. We have also undertaken a financial debt restructuring process. If this process is unsuccessful, we will likely have to file for a concurso preventivo or voluntary insolvency proceeding. Our consolidated financial statements as of and for the year ended December 31, 2003 do not include any adjustments that might result from the outcome of this uncertainty. See "Item 3. Key Information—Risk Factors—Risks Relating to Multicanal" and "Item 13. Defaults, Dividend Arrearages and Delinquencies."

        Our financial statements are presented in pesos. Except as discussed in the following paragraph, we prepare our financial statements in accordance with accounting principles generally accepted in Argentina ("Argentine GAAP") and the regulations of the Comisión Nacional de Valores or National Securities Commission ("CNV"), which differ in certain significant respects from accounting principles generally accepted in the United States ("U.S. GAAP"). Note 15 to our consolidated financial statements provides a description of the principal differences between Argentine GAAP and U.S. GAAP affecting our net gain (loss) and shareholders' (deficit) equity and Note 16 provides a reconciliation to U.S. GAAP of net gain (loss) and shareholders' (deficit) equity reported under Argentine GAAP.

        As discussed in Note 2.6.(k) to our consolidated financial statements, in order to comply with regulations of the CNV, we recognized deferred income tax assets and liabilities on a non-discounted basis. This accounting practice represents a departure from generally accepted accounting principles in Argentina. However, such departure has not had a material effect on the accompanying financial statements.

        The consolidated financial statements were prepared in constant units of currency, reflecting the overall effects of inflation through August 31, 1995. On August 22, 1995, the Argentine government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995, in accordance with CNV resolutions and Argentine GAAP, we began accounting for our financial transactions on a historical cost basis, without considering the effects of inflation. Prior to September 1, 1995, the financial statements were prepared on the basis of general price level accounting, which reflected changes in the purchasing power of the peso in the historical financial statements. The financial statement information of periods prior to August 31, 1995 was restated to pesos of general purchasing power as of August 31, 1995. The August 31, 1995 balances, adjusted to the general purchasing power of the peso at that date, became the historical cost basis for subsequent accounting and reporting.

        However, as a result of the inflationary environment in Argentina in 2002, the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA") approved on March 6, 2002 a resolution reinstating the application of inflation accounting in financial statements as from January 1, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001, are to be considered stated in currency as of December 31, 2001.

        However, after considering inflation levels for the second half of 2002 and the first months of 2003, on March 25, 2003, the Argentine government repealed the provisions of the previous decree related to the inflation adjustment and instructed the CNV to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV issued a resolution providing for the discontinuance of inflation accounting as of March 1, 2003. We complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date, using a conversion factor of 1.007.

        Since Argentine GAAP required companies to prepare price-level restated financial statements until September 30, 2003, the application of the CNV resolution represents a departure from generally accepted accounting principles. Had the provisions of Argentine GAAP been applied, the Company's shareholder's equity would be Ps.35 million lower and its net gain would be Ps.32 million lower.

        Our consolidated financial statements are adjusted for inflation and restated in constant Argentine pesos as of March 1, 2003. In addition, for comparative purposes, we have also restated in constant Argentine pesos as of March 1, 2003 all other financial data included throughout this Form 20-F.

        The exchange rate between the dollar and the peso as of December 31, 2001 was U.S.$1.00 = Ps.1.00. However, as a result of the elimination of the fixed exchange rate and the devaluation of the peso, the exchange rate between the peso and the dollar initially increased and has subsequently decreased. As of December 31, 2003, the exchange rate between the dollar and the peso was U.S.$1.00 = Ps.2.93, and as of June 24, 2004 the exchange rate was U.S.$1.00 = Ps.2.95.

        Unless otherwise specified, references herein to "U.S. dollars", "dollars", "U.S.$" or "$" are to United States dollars and references to "pesos" or "Ps." are to Argentine pesos.

	2003	2002	2001	2000	1999
	(In thousands of pesos except operating data, margins and ratios)
	Ps.	Ps.	Ps.	Ps.	Ps.
Amounts in accordance with Argentine GAAP Statement of Income Data:
Net revenues(1)	507,498	582,121	999,719	1,090,672	1,094,456
Direct operating expenses	(245,004)	(312,181)	(500,032)	(495,684)	(462,773)
Selling, general, administrative and marketing expenses	(94,483)	(126,478)	(170,918)	(265,454)	(283,354)
Depreciation and amortization	(150,086)	(309,128)	(334,648)	(337,425)	(308,393)
Operating gain (loss)	17,926	(165,666)	(5,880)	(7,891)	39,937
Financial results, net(2)	26,054	(474,959)	(224,100)	(246,115)	(221,881)
Other non-operating income (expenses), net	4,013	(311,767)	(358,864)	(34,540)	(97,148)
Gain on sales of investees	—	—	324,904	—	—
Gain (loss) before taxes, minority interest and equity in the gains (losses) of affiliated companies	47,993	(952,393)	(263,939)	(288,546)	(279,092)
Income taxes and/or tax on minimum notional income	8,069	246,855	64,761	(98,974)	(14,510)
Minority interest in results of consolidated subsidiaries	571	(7,578)	(2,939)	(3,338)	(6,138)
Equity in the gains (losses) of affiliated companies	4,918	23,188	(5,009)	(7,429)	(1,769)
Income (loss) from continuing operations	61,551	(689,928)	(207,126)	(398,288)	(301,510)
Net Gain (loss)	61,551	(689,928)	(207,126)	(398,288)	(301,510)

Balance Sheet Data (at year end):
Current assets	262,398	183,297	373,359	246,204	333,644
Property and equipment, net	495,849	624,698	803,660	956,879	1,074,187
Goodwill and intangible assets, net	1,207,766	1,210,431	1,633,786	2,079,434	2,213,019
Other non-current assets(3)	391,345	374,881	137,377	63,322	146,773
Total assets	2,357,358	2,393,307	2,948,183	3,345,839	3,767,622
Short-term debt(4)	1,971,979	2,044,719	1,684,923	629,013	578,793
Long-term debt(5)	340	3,589	461	1,271,208	1,356,311
Total financial debt	1,972,319	2,048,308	1,685,384	1,900,221	1,935,104
Other liabilities	167,576	191,087	422,426	402,136	390,869
Total liabilities	2,139,895	2,239,395	2,107,810	2,302,357	2,325,973
Net assets(6)	217,463	153,912	840,373	1,043,482	1,441,649
Temporary translation differences	3,330	—	—	—	—
Minority interest in consolidated subsidiaries	31,477	32,807	29,340	27,727	27,606
Common stock	371,635	366,821	366,821	365,953	365,953
Shareholders' equity	182,656	121,105	811,033	1,015,755	1,414,043
Cash Flow Data:
Net cash provided by operating activities	109,259	188,671	43,794	50,674	74,497
Acquisition of cable systems and subscribers and decrease (increase) in goodwill and intangible assets	(8,292)	(1,039)	315,534	(7,409)	(13,463)
Purchases of property and equipment net of proceeds from sales	(16,623)	(11,332)	(46,562)	(86,003)	(152,165)
Cash (used in) provided by financing activities	(3,441)	(257,629)	(206,883)	(38,101)	166,957
Other Financial Information
Weighted average number of shares (in thousands)(7)	371,635	371,635	371,635	365,953	365,953
Net gain (loss) per share	0.17	(1.86)	(0.56)	(1.09)	(0.82)
Amount in Accordance with U.S. GAAP:
Total assets	1,915,576	1,952,541	1,882,094	3,282,173	3,696,041
Net assets(6)	(225,980)	(619,232)	(557,652)	981,811	1,370,210
Revenues	508,318	618,124	1,070,657	1,143,938	1,153,451
Operating gain (loss)	13,441	(363,285)	(301,804)	(46,771)	(66,703)
Financial results, net(3)	26,510	104,988	(1,240,841)	(246,648)	(218,516)
Gain (loss) from continuing operations	386,143	131,644	(1,556,345)	(388,256)	(299,127)
Net gain (loss)	386,143	(53,192)	(1,556,345)	(388,256)	(299,127)
Shareholders' (deficit) equity	(251,868)	(640,886)	(579,233)	958,493	1,345,918
Gain (loss) from continuing operations per share	1.04	0.35	(4.19)	(1.06)	(0.82)
Net gain (loss) per share	1.04	(0.14)	(4.19)	(1.06)	(0.82)
Selected Argentine Operating Data:
Total households(8)	5,092,900	5,092,900	5,092,900	5,092,900	5,092,900
Multicanal homes passed(9)(10)	4,446,100	4,436,200	4,522,700	4,364,400	4,074,900
Multicanal homes passed/Total households	87.3%	87.1%	88.8%	85.7%	80.0%
Total cable subscribers(8)	1,926,300	1,808,600	2,131,300	2,202,400	2,223,500
Multicanal subscribers(8)	862,960	826,200	1,148,900	1,220,000	1,241,100
Multicanal penetration(10)(11)	19.4%	18.6%	25.4%	28.0%	30.5%
Multicanal market share(11)	44.8%	45.7%	53.9%	55.4%	55.8%

(1)
Net revenues represent gross sales net of charges for the allowance for doubtful accounts.
(2)
Financial results, net, comprises financial charges, including interest income, interest expense and commissions, exchange gains and losses, taxes on interest, taxes on debits and credits to bank current accounts, and gains from the repurchases of the Notes. The consolidated financial statements until December 31, 2001, do not include the effects of price-level restatement after August 31, 1995, as inflation accounting was no longer permitted from September 1, 1995. The consolidated financial statements as of December 31, 2002 and 2003 include results on exposure to inflation.
(3)
Includes investments in affiliated companies and investments carried at cost.
(4)
Includes (i) bank loans, overdrafts, debt with related parties and current portion of acquisition related debt, and (ii) the principal amount of all our other financial debt, which following failure to pay on maturity our 9 1/4% Notes due 2002 has been classified in its entirety as short-term debt, although to date the holders thereof have not, to our knowledge, elected to accelerate such debt. At December 31, 2001, such debt was denominated in U.S. dollars, while at December 31, 2002 a total amount of U.S.$583.7 million was denominated in U.S. dollars. At December 31, 2003 a total amount of U.S.$647.1 million was denominated in U.S. dollars.

(5)
Includes long-term acquisition related debt.
(6)
Net assets represents assets less liabilities.
(7)
For purposes of calculating earnings per share, historical weighted average share and per share amounts have been calculated based on the assumption that the 4,814,066 shares issued for the capitalization of the irrevocable contribution were issued and outstanding at the date of the merger with Plataforma Digital S.A.
(8)
Includes only Argentine regions where we offer service.
(9)
Homes passed by our cable networks.
(10)
Includes only Argentine regions where we offer service. Multicanal subscribers as a percentage of Multicanal homes passed.
(11)
Includes only Argentine regions where we offer service. Multicanal subscribers as a percentage of total cable subscribers.

Exchange Rates

        From April 1, 1991 until the beginning of 2002, the Central Bank of Argentina (the "Central Bank") was obliged to sell U.S. dollars at a fixed rate of one peso per U.S. dollar (the "Convertibility Law"). Under the Convertibility Law all foreign exchange controls were eliminated and no restrictions were placed on capital flows.

        On December 1, 2001, the government placed severe restrictions on the withdrawal of bank deposits and introduced exchange controls subjecting transfers of foreign currency abroad to Central Bank approval. The reintroduction of foreign exchange controls had a significant impact on the foreign exchange market and the peso began to trade at less than parity with the U.S. dollar, despite the fact that the Convertibility Law remained in effect. Many of these controls were subsequently lifted. See "Item 10. Additional Information—Exchange Controls."

        On January 6, 2002, Argentina's congress enacted Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the "Public Emergency Law") putting an end to the regime of the Convertibility Law and thus abandoning over ten years of the U.S. dollar-peso parity and eliminating the requirement that the Central Bank's reserves in gold and foreign currency be at all times equivalent to not less than 100% of the monetary base. The Public Emergency Law granted the Argentine executive branch (the "Executive Branch") the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. On January 6, 2002, the Executive Branch established a temporary dual exchange rate system. One exchange rate, applicable to exports and essential imports, was set at a rate of Ps.1.40 per U.S. dollar. The other, which was applicable to all other transactions, was a floating rate to be freely determined by the market. On February 3, 2002, the Executive Branch repealed the dual exchange system, and since February 11, 2002, there has been only one freely floating exchange rate for all transactions. See "Item 3. Key Information—Risk Factors—Risks Relating to Argentina—Exchange Rate Risks."

        On January 11, 2002, the Central Bank ended a banking holiday imposed on December 21, 2001. The exchange rate began to float freely for the first time in 11 years at Ps.1.40 per U.S. dollar. The shortage of and heightened demand for U.S. dollars caused the peso to devalue significantly. As a result, the Central Bank intervened on several occasions by selling U.S. dollars in order to lower the exchange rate. On February 3, 2002, another banking holiday was imposed and no exchange operations were resumed until February 11, 2002, following the repeal of the temporary dual exchange system established in January 2002. Heightened demand for scarce U.S. dollars, caused by uncertainty and by the lack of any other investment alternatives under the then applicable restrictions on bank withdrawals and exchange controls restricting capital outflows, led the peso to trade well below the Ps.1.40 per U.S. dollar exchange rate used by the Argentine government in the official market. During June 2002, the peso lost significant ground, trading as low as Ps.3.90 per U.S. dollar.

        In 2003, the balance of trade yielded a strong surplus, which, together with the continuing default in partial foreign debt payments, caused an excess supply of foreign currency. As a result, the peso appreciated significantly against the U.S. dollar during 2003, notwithstanding the Central Bank's efforts to curtail these effects on the exchange rate through numerous currency purchases.

        Although several measures have been put into place to free the exchange market in order to increase demand for U.S. dollars, if the Central Bank does not actively participate in the exchange market, the peso will most likely appreciate against the U.S. dollar.

        The following table sets forth the annual high, low, average and period-end exchange rates for U.S. dollars for the period indicated, expressed in nominal pesos per U.S. dollar. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

	Exchange Rate of Pesos per U.S.$1.00
	Low	High	Average(1)	Period-end
Year Ended December 31
1999-2001(2)	1.00	1.00	1.00	1.00
2002(2)	1.40	3.90	3.11	3.37
2003	2.76	3.35	2.95	2.93
Month Ended
December 31, 2003	2.93	2.98	2.96	2.93
January 31, 2004	2.85	2.95	2.89	2.93
February 29, 2004	2.92	2.96	2.93	2.92
March 31, 2004	2.86	2.93	2.90	2.86
April 30, 2004	2.80	2.87	2.83	2.84
May 31, 2004	2.85	2.97	2.92	2.96
June 24, 2004(3)	2.94	2.97	2.96	2.95

Source: Banco de la Nación Argentina

(1)
Represents the daily average exchange rate during each of the relevant periods.
(2)
From December 23, 2001 through January 11, 2002 Banco de la Nación did not publish an official exchange rate due to governmental suspension of the exchange rate market.
(3)
Represents the daily average exchange rate during the period ending June 24, 2004.

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

Risks Relating to Argentina

Overview

        We are an Argentine sociedad anónima (corporation) and substantially all of our facilities and approximately 88% of our subscribers are presently located in Argentina. Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing from time to time in Argentina.

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

Recent economic and political instability paralyzed commercial and financial activities

        In the fourth quarter of 1998, the Argentine economy entered into a recession that caused the gross domestic product ("GDP") to decrease by 3.4% in 1999. Following his election in October 1999, President Fernando de la Rúa was confronted with the challenges of dealing with Argentina's enduring economic recession and obtaining political consensus on critical issues related to the economy, public sector spending, legal reforms and social programs. The de la Rúa administration failed to address adequately the growing public sector deficit, both at the federal and at the provincial level. GDP contracted by 0.8% in 2000 and by 4.4% in 2001. As the recession caused tax revenues to drop, the public sector relied increasingly on financing from local and, to a lesser extent, foreign banks, effectively foreclosing private sector companies from bank financing. As the public sector's creditworthiness deteriorated, interest rates reached record highs, bringing the economy to a virtual standstill. The lack of confidence in the country's economic future and its ability to sustain the peso's parity with the U.S. dollar led to massive withdrawals of deposits and capital flight.

        On December 1, 2001, the Argentine government effectively froze bank deposits and introduced exchange controls restricting capital outflows. The measures were perceived as further paralyzing the economy for the benefit of the banking sector and caused a sharp rise in social discontent, ultimately triggering public protests, outbreaks of violence and the looting of stores throughout Argentina. On December 20, 2001, after declaring a state of emergency and suspending civil liberties, President Fernando de la Rúa tendered his resignation to Congress. His resignation was accepted in the midst of an escalating political, social and economic crisis.

        The absence of a Vice President required that the presidency be assumed temporarily by Ramón Puerta, the president of the Senate and a member of the opposition Peronist party. On December 22, 2001, Argentina's congress called for new presidential elections to be held on March 3, 2002 and appointed Mr. Adolfo Rodríguez Saá, governor of the province of San Luis and also a member of the opposition Peronist party, president of Argentina through the elections. However, on December 30, 2001, with protesters threatening further demonstrations and with President Saá unable to retain the support of the Peronist party, he resigned.

        On January 1, 2002, Eduardo Duhalde, a Peronist senator who had lost the presidential election to Mr. de la Rúa in 1999, was appointed by Argentina's congress to complete the remaining term of former President de la Rúa until December 2003.

        During his term, President Duhalde and his government undertook a number of far-reaching initiatives, including:

  •
  ratifying the suspension of payment of certain of Argentina's sovereign debt declared by interim President Rodríguez Saá;

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

  •
  enacting an amendment to the Central Bank's charter to (i) allow it to print currency in excess of the amount of the foreign reserves it holds; (ii) make short-term advances to the federal government; and (iii) provide financial assistance to financial institutions with liquidity constraints or solvency problems;

  •
  imposing restrictions on transfers of funds abroad, subject to certain exceptions, and payments on financial transactions, unless approved on a case-by-case basis by the Central Bank, many of which restrictions have subsequently been lifted; and

  •
  requiring the deposit into the banking system of foreign currency earned from exports, subject to certain exceptions.

        Commercial and financial activities were virtually paralyzed in 2002, further aggravating the economic recession and leading to a 10.9% decline in GDP in 2002. The crisis and the government's reactions to the crisis severely weakened the Argentine banking system. A few small banks went into liquidation and credit became scarce for the public and private sectors.

        Presidential elections took place on April 27, 2003, resulting in a run-off election scheduled for May 18, 2003 between candidates Carlos Menem and Néstor Kirchner. On May 14, Mr. Menem announced his withdrawal from the run-off, leaving Mr. Kirchner as the sole candidate. Mr. Kirchner took office on May 25, 2003.

        In September 2003, Argentina and the International Monetary Fund (the "IMF") reached a three-year stand-by credit agreement setting specific fiscal targets for 2004. This new agreement guaranteed the refinancing of all principal maturities of credit facilities granted by multilateral agencies.

        In 2003, the Argentine economy began to recover with GDP growing 8.7%. This recovery, at first based almost exclusively on import substitution, broadened as the level of consumption and investment increased. Reflecting the economic recovery, Argentine stock exchange indices displayed great dynamism in 2003, and both labor indicators and salary purchasing power registered consistent improvements during this year. The balance of trade exhibited a strong surplus, favored by an increase in commodity prices, which, together with the continuity of the partial foreign debt payment default, caused an excess supply of foreign currency. The peso appreciated against the U.S. dollar during 2003, even as the Central Bank made numerous currency purchases to attempt to maintain a high rate of exchange. Inflation was approximately 2% during 2003 and Argentina was therefore able to meet its fiscal targets for the year.

        Although the social and economic situation has improved, important issues remain unresolved, such as renegotiating the external public debt and public utility contracts, restructuring the financial system and redesigning the federal fiscal regime. Argentine government actions concerning the economy, including with respect to inflation, interest rates, price controls, foreign exchange controls and taxes, have had, and may continue to have, a material adverse effect on private sector entities, including us. We cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not further impair our business, financial condition, or results of operations or continue to impair our ability to make payments of principal and/or interest on our outstanding indebtedness.

Exchange rate risks

        We realize substantially all of our earnings in Argentina through sales denominated in pesos while most of our financial liabilities are denominated in U.S. dollars.

        On January 6, 2002, Argentina's congress enacted the Public Emergency Law, eliminating the requirement that the U.S. dollar/peso exchange rate remain fixed at one to one. Since February 11, 2002, the peso has floated freely and devalued sharply to Ps.3.90 per U.S.$1.00 on June 25, 2002. During the last quarter of 2002 and through 2003, the peso/U.S. dollar exchange rate remained stable and the peso strengthened as exporters remitted significant amounts of export proceeds to the Central Bank in compliance with current regulations. As of June 24, 2004, the peso/U.S. dollar exchange rate was Ps.2.95 per U.S.$1.00, as quoted by Banco de la Nación Argentina. See "Item 3. Key Information—Exchange Rates."

        The devaluation of the peso has adversely affected the U.S. dollar value of our earnings and thus impaired our financial condition. As of December 31, 2003, our total consolidated bank and financial debt amounted to U.S.$647.1 million (including accrued interest and seller debt) and Ps.73.1 million (including accrued interest). Any depreciation of the peso against the U.S. dollar will correspondingly increase the amount of our debt in pesos, with further adverse effects on our results of operations and financial condition. Given the continuing economic and political uncertainty in Argentina, it is impossible to predict whether, and to what extent, the value of the peso may appreciate or depreciate against the dollar. Moreover, we cannot predict whether the Argentine government will further modify its monetary policy, and if so, what impact these changes will have on our financial condition and results of operations. See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources."

The stability of the Argentine financial system is at risk

        Although deposits in the Argentine banking system had grown in 1999 and 2000, in 2001, especially in the fourth quarter, a very significant amount of deposits were withdrawn from financial institutions as a result of increasing political instability and uncertainty. This run on deposits had a material adverse effect on the Argentine financial system as a whole. Since the fourth quarter of 2001, banks have focused on collection activities in order to pay their depositors. The magnitude of deposit withdrawals, the general unavailability of external or local credit, together with the restructuring of the public-sector debt with local holders (a substantial portion of which was placed with banks) created a liquidity crisis which undermined the ability of Argentine banks to pay their depositors.

        To prevent a run on the U.S. dollar reserves of local banks, on December 1, 2001, the government of President de la Rúa restricted the amount of money that account holders could withdraw from banks and introduced exchange controls restricting capital outflows. Although these restrictions, known as "corralito," are no longer in place, President Duhalde subsequently imposed new restrictions known as "corralón" and released a schedule stating how and when deposits would become available.

        On February 3, 2002, the Argentine government issued Emergency Decree No. 214, which required conversion of all debts to financial institutions into pesos at a rate of Ps.1.00 per U.S.$1.00. After a six-month grace period, debts were adjusted pursuant to an index based on consumer price variations in the preceding month. This decree also provided for: (i) the conversion of all foreign currency-denominated deposits into peso-denominated deposits at an exchange rate of Ps.1.40 per U.S.$1.00; and (ii) the issuance by the government of bonds intended to compensate banks for the losses incurred as a result of the "asymmetric" conversion of loans and deposits into pesos. The different exchange rates applied to the conversion of foreign currency-denominated deposits and loans had a material and adverse effect on the financial system.

        On June 1, 2002, the Argentine government enacted Decree No. 905/02, which gave owners of rescheduled foreign currency and peso-denominated bank deposits the option, during a period of 30 banking business days beginning on June 1, 2002, to receive certain bonds issued by the Argentine government in lieu of payment of such deposits. These bonds were applied to the payment of certain loans under certain conditions. Deposits not exchanged for bonds were considered securities that, under the conditions established by the CNV, were applied to the subscription of notes and to the cancellation of certain loans. On September 17, 2002, Decree No. 1836/02 established another exchange option. Depositors, however, showed little interest in the first or second stages of the voluntary exchange of deposits for bonds.

        In a decision dated March 5, 2003, the Supreme Court of Argentina struck down on constitutional grounds the mandatory conversion of U.S. dollar deposits held by the Province of San Luis with Banco de la Nación Argentina pursuant to Emergency Decree No. 214/02. Under Argentine law, Supreme Court rulings are limited to the particular facts and defendant in the case; however, lower courts tend to follow the precedents set by the Supreme Court. There are also numerous other cases in the Argentine judicial system challenging the constitutionality of the pesification pursuant to the Public Emergency Law. The Supreme Court's ruling creates uncertainty as to the implications for the banking system as a whole, including the need for the Argentine government to provide additional financial assistance to the banks in the form of U.S. dollar-denominated bonds. This, in turn, could add to the country's outstanding debt and is viewed with concern by holders of Argentina's outstanding bonds.

        Through Decree No. 739/03 dated March 28, 2003, the Argentine government made a further attempt to eliminate the corralónby giving depositors the option to be reimbursed in pesos pursuant to a schedule for their deposits, at a Ps.1.40 per U.S.$1.00 exchange rate adjusted pursuant to the Coeficiente de Estabilización de Referencia, or Reference Stabilization Coefficient ("CER"), plus accrued interest, and to receive a 10-year U.S. dollar-denominated bond to be issued by the Argentine government to cover the difference between the amount in pesos to be received by the depositors and the face amount of the original deposit made in U.S. dollars at the exchange rate applicable on April 1, 2003.

        The financial system needs to be restructured for the economy to be able to grow. Certain foreign-controlled banks have closed down operations and, generally, foreign shareholders have not made additional capital contributions. Given the loss of confidence of depositors in the financial system, the elimination of the corralón would likely result in an attempt by such depositors to withdraw all of their deposits and convert such pesos into U.S. dollars. If amounts so withdrawn flow to the foreign exchange market, the recent increase in the level of bank deposits would most likely be quickly reversed, causing a sharp increase in the exchange rate and inflation. Moreover, due to the liquidity problems of Argentine banks, such attempt would likely result in the collapse of the financial system and could lead to the further depreciation of the peso. In the event that the Central Bank provides financial assistance to financial institutions in order to avoid such collapse, liberated funds would likely flow into the foreign exchange market. As of the date of this Form 20-F, there are numerous cases pending before the Argentine Supreme Court challenging the constitutionality of several of the measures adopted by the government to protect the financial system. Even though the Argentine Supreme Court has yet to render a final judgment, it has indicated that it is considering the possibility of imposing a re-dollarization of previously pesified bank deposits. A judgment to this effect would have a material adverse effect on the Argentine financial system.

        The banking system's collapse, or the collapse of one or more of the largest banks in the system, would have a material and adverse effect on the prospects for economic recovery and political stability and most likely, a material adverse affect on us.

Inflation may escalate and further undermine economic recovery

        On January 24, 2002, the Argentine government amended the Central Bank's charter to allow the monetary authority to print currency (without having to maintain a fixed and direct ratio with the foreign currency and gold reserves), to make advances to the federal government to cover its anticipated budget deficit, and to provide financial assistance to financial institutions with liquidity problems. There is considerable concern that, if the Central Bank prints currency to finance public-sector spending or financial institutions in distress, significant inflation will result. Past history raises serious doubts as to the ability of the Argentine government to maintain a strict monetary policy and control inflation. In the past, inflation materially undermined the Argentine economy and the government's ability to create conditions that would permit growth.

        Furthermore, the devaluation of the peso has created pressures on the domestic price system that generated inflation in 2002, after several years of price stability, and, in recent years prior to 2002, price deflation. However, during the year ended December 31, 2003, the wholesale price index ("WPI") and the consumer price index were approximately 2% and 3.7%, respectively. If the value of the peso cannot be stabilized by positive expectations for Argentina's economic future, as well as by strict fiscal and monetary policies, an increase in inflation rates can be expected.

        In the past, inflation has materially undermined the Argentine economy and the government's ability to stimulate economic growth. The variability of inflation in Argentina makes it impossible to estimate how our activities and results of operations will be affected in the future. Sustained inflation in Argentina, without a corresponding increase in the price of our services in the local market, would have a negative effect on our results of operations and financial position.

Argentina's insolvency and default on its public debt deepened the financial crisis

        As a result of its growing fiscal deficit, Argentina's ability in the short term to stimulate economic growth, appease social unrest and repay its debt is likely to depend on external financial assistance. In December 2000, Argentina obtained a conditional U.S.$39.7 billion assistance package from the International Monetary Fund (the "IMF"), multilateral lending institutions, foreign governments, local banks and institutional investors. The IMF conditioned the availability of a significant portion of the package on the ability of the Argentine government to reduce its fiscal deficit and implement a sustainable economic program. Argentina failed to meet the IMF's conditions in March 2001 and failed to comply with a new fiscal deficit target for the fourth quarter of 2001. Such failure triggered the suspension, on December 5, 2001, of further IMF disbursements. The IMF's decision deepened the economic and political crisis.

        On December 23, 2001, interim President Rodríguez Saá declared the suspension of payments on most of Argentina's sovereign debt, which totaled approximately U.S.$146 billion as of December 31, 2003. President Duhalde ratified this measure on January 2, 2002.

        On September 22, 2003, the Argentine government presented bondholders with a proposal for restructuring the country's defaulted bonds at the IMF/World Bank annual meeting in Dubai, United Arab Emirates. Under the proposal, sovereign bonds issued before December 31, 2001 would be eligible ("Eligible Debt") for the proposed bond exchange, maintaining a strict equitable principle among all kinds and classes of creditors. The Eligible Debt would comprise approximately U.S.$100 billion, issued under 152 different series of bonds, seven different currencies and eight different governing laws. Past due interest payments since the early 2002 default would not be paid, and principal would be reduced by a market value of approximately 90%. The stated main objective of the government's proposal was to restore solvency through improvements in the debt to GDP and debt service to fiscal revenues ratios, reaching a new debt profile that would be consistent with Argentina's payment capacity. The initial public response by bondholders was not positive.

        In March 2004, within the framework of a second review of the three-year agreement with the IMF, the government committed itself to taking decisive steps towards the restructuring of the public debt. In this regard, the Executive Branch issued a decree appointing the syndicate of banks that will assist the government in the restructuring. On June 1, 2004, the government revised its original proposal of September 2003 to private bondholders by offering to pay past-due interest and to reduce the market value of the debt by approximately 75%, rather than the original 90% offer. Again, the initial public response by bondholders was not positive.

        Uncertainties regarding the government's debt restructuring and the adoption of certain measures affecting key sectors of the economy such as the utilities and the financial system have a significant impact on the private sector's long-term ability to grow and invest. If the inability of the Argentine government and the private sector to complete the restructuring of outstanding claims and access foreign financing continues, the fiscal situation of the country could be severely affected, undermining the ability of the government to implement adequate economic policies (including structural reforms) and that of the private sector to reinitiate an investment cycle. The consolidation of a growth cycle in the medium term depends on all of these factors. If economic growth fails to materialize in the medium and long term, political and economic volatility are likely to recur. This would most likely negatively and materially impact the different entities operating in Argentina, including us.

Exchange controls may prevent us from servicing our external debt obligations

        The Argentine foreign exchange market was subject to exchange controls until December 1989, when a freely floating exchange rate was established for all foreign currency transactions. From 1989 to December 3, 2001, there were no foreign exchange controls preventing or restricting the conversion of pesos into U.S. dollars or the transfer of U.S. dollars abroad. From December 3, 2001 until January 2, 2003, the transfer of foreign currency, except for certain transactions, was subject to prior authorization by the Central Bank, including for the payment by Argentine debtors of principal on financial indebtedness and for the distribution of dividends. Effective January 2, 2003, the Central Bank's prior authorization for the transfer of funds abroad in order to make payments of principal and/or interest was no longer required provided that certain conditions were met, as set out in Communication "A" 3843 dated December 26, 2002, as amended by Communication "A" 3866 dated January 16, 2003, and in Communication "A" 3973 dated June 30, 2003, which allowed the transfer of funds for payments such as principal of financial loans or notes to non-Argentine residents under certain conditions.

        Moreover, according to the provisions of Communication "A" 3859, dated January 7, 2003, Argentine companies may freely transfer corporate profits and dividends corresponding to audited financial statements of local companies without prior Central Bank approval, and transfers of funds abroad in order to pay reinsurance premiums will be subject only to the issuance of a statement from the Superintendencia de Seguros de la Nación, or the Argentine Superintendency of Insurance Board (the regulatory authority on insurance matters) with respect to the reason and amount to be transferred.

        On May 6, 2003, the Central Bank passed Communication "A" 3944 repealing the prior consent requirement from the Central Bank in order to make payments of principal or interest on financing debt obligations. Although there are currently no restrictions to transfer funds in payment of principal or interest out of Argentina for any existing debt, Communication "A" 3944 requires that, if applicable, the paying debtor should comply with Central Bank Communication "A" 3602, which provides for the disclosure of certain information regarding existing debt. Notwithstanding the foregoing, Communication "C" 35731, dated May 8, 2003, establishes certain conditions that must be met in order to be exempt from the Central Bank's prior authorization. On May 18, 2004, the Central Bank issued Communication "A" 4142 authorizing access to the exchange market in connection with: (i) the payment of accrued interest on foreign debts, prior to the relevant interest maturity date; and (ii) the total or partial payment of principal, at its nominal value, of private non-financial sector foreign debts deriving from financial loans, the issuance of bonds and other debt instruments, within 90 calendar-days prior to the maturity date, provided that a 180-day minimum term as from the entry of the foreign funds into the exchange market has elapsed.

        The Central Bank has also issued Communication "A" 3845, dated December 26, 2002, as amended by Communication "A" 4128 on April 14, 2004, which states that Argentine individuals and companies are authorized to buy up to U.S.$2,000,000 per month for the purposes of, among other things: (i) real estate investments outside of Argentina; (ii) loans granted to persons not domiciled in Argentina; (iii) direct investments outside of Argentina of persons domiciled in Argentina; (iv) portfolio investments outside of Argentina; and (v) payments outside of Argentina of corporate dividends and profits.

        In the absence of exchange controls, due to the scarcity of U.S. dollars, we may find it difficult to convert large amounts of pesos into U.S. dollars to make principal or interest payments on our U.S. dollar-denominated debts. See "Item 10. Additional Information—Exchange Controls."

Creditors' ability to acquire equity interests in us in the event of a concurso preventivo to restructure our outstanding U.S. dollar-denominated indebtedness may be limited

        On June 18, 2003, the Congress passed a bill (Law No. 25,750) regarding the protection of, among others, assets related to Argentine culture, requiring that corporations in media-related businesses be owned by Argentine persons (either natural persons or legal or corporate entities) and establishing a maximum potential foreign ownership of such companies at 30% of the outstanding capital stock representing 30% of the voting rights.

        According to the bill as approved by Congress on June 18, 2003, "cramdown" provisions set forth in Section 48 of Title II, Chapter II of Law No. 24,522, as amended (the "Argentine Insolvency Law"), which could result in the transfer of up to 100% of the equity to creditors if a concurso preventivo did not result in the approval of a reorganization plan proposed by a debtor, are not applicable to media-related companies owned by Argentine persons. Furthermore, if a media-related company in a concurso preventivo does not reach agreement with its creditors, participations of foreign persons in the capital stock of such a media-related company in excess of the 30% ownership cap are only allowed if the media-related company requests the authorization of the Executive Branch to exceed such limit and the Executive Branch authorizes such an excess.

Because the Argentine standards for disclosure and accounting differ from those of the United States and certain other countries, information about us may not be as detailed or comprehensive as that of non-Argentine issuers, including that of United States companies.

        Publicly available information about the issuers of securities listed on the Buenos Aires Stock Exchange provides less detail in certain respects than the information that is regularly published by or about listed companies in the United States and certain other countries. In addition, regulations governing the Argentine securities market are not as extensive as those in effect in the United States and other major world markets. While we are subject to the periodic reporting requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), the periodic disclosure required by foreign issuers under the Exchange Act is more limited than the periodic reporting disclosure required by listed United States issuers. Furthermore, there is a lower level of regulation of the Argentine securities markets and of the investors in such markets as compared with the securities markets in the United States and certain other developed countries. Except as discussed in "Item 5. Operating and Financial Review and Prospects," we prepare our financial statements in accordance with Argentine GAAP, which differs in certain respects from U.S. GAAP.

Risks Relating to Multicanal

Auditor's doubt as to our ability to operate as a going concern

        The consolidated financial statements as of December 31, 2003 have been prepared on the assumption that we will continue to operate as a going concern. However, as a result of the continued deterioration of the Argentine economy in recent years and the devaluation of the peso, as further described in these "Risk Factors," we cannot assure you that we will be able to obtain the necessary financial resources to repay or refinance our debt and that the restrictions imposed by the Central Bank on the transfer of funds abroad will not prevent us from paying principal and interest on our U.S. dollar-denominated debt as it comes due. Accordingly, we cannot assure you that these conditions will not have a material adverse effect on our financial condition or results of operations or that we will be able to continue to operate as a going concern.

        We have failed to make scheduled payments on all of our Existing Notes and have been notified of the filing of various petitions for bankruptcy against us. We have also undertaken a financial debt restructuring process. We believe that if this process is unsuccessful, we will likely have to file for a concurso preventivo in Argentina. See "Item 13. Defaults, Dividend Arrearages and Delinquencies."

        Investors in our securities should review the attached report of our independent auditors carefully. The consolidated financial statements do not include any adjustments to reflect the possible negative effect that the current uncertain situation may have on us. At December 31, 2003, we recognized a shortfall in consolidated working capital in the amount of Ps.1,841.5 million in accordance with Argentine GAAP. As indicated in Note 12 to the consolidated financial statements, our accumulated losses have exceeded 50% of our capital and 100% of our reserves. Although section 206 of the Argentine Companies Law establishes mandatory capital reduction in such situations, by means of Decree No. 1293/03 the government suspended enforcement of this regulation until December 10, 2004. We cannot assure you that in the future, Section 206 of the Corporations Law or any other pertinent law or regulation will not force us to reduce capital.

Recent losses and default

        As a result of Argentina's severe economic recession of recent years and the restrictions affecting our ability to refinance our debts, we have dedicated all of our cash flow from operations and any other source of liquidity available to us to fund our operations. We have defaulted on payments on all our outstanding U.S. dollar-denominated indebtedness and all principal payments and a substantial portion of our interest payments on our local Argentine bank debt (affected by the mandatory conversion into pesos at the exchange rate of one peso per dollar pursuant to Decree No. 214/02) since February 2002. Our ability to make payments on our foreign currency-denominated indebtedness was further curtailed by the exchange controls introduced on December 1, 2001, many of which were subsequently lifted. See "Item 10. Additional Information—Exchange Controls." All of our outstanding U.S. dollar-denominated indebtedness is in default and our creditors could accelerate the maturity thereof. We do not have the ability to meet our obligations as currently scheduled without additional financial assistance, which we do not expect to receive.

        We cannot assure you that our proposed Restructuring (as defined in Item 13) will be successful, or that we will be able to resume payments on our outstanding U.S. dollar-denominated indebtedness. See "Item 13. Defaults, Dividend Arrearages and Delinquencies."

Certain holders have challenged our restructuring proposal

        Our restructuring proposal, to be implemented by means of an acuerdo preventivo extrajudicial, or pre-packaged agreement ("APE"), comprises three options: a cash option, a ten-year par bond option and a combined option (including a seven-year discount bond and common stock), each subject to a ceiling. Our proposal was submitted to our financial creditors. Based on the support obtained at a bondholders' meeting held on December 10, 2003, together with the support provided by commercial bank creditors, we announced on December 13, 2003 that the requisite majority of affected creditors had consented to the restructuring set forth in the APE. On December 16, 2004, we filed our executed APE with Commercial Court No. 4 of Buenos Aires (the "Buenos Aires Court") seeking judicial confirmation. On December 17, 2003, the Buenos Aires Court determined that the filing met all of the formal requirements for confirmation and ordered us to publish the statutory notices regarding creditor objections. Following publication by us of statutory notices, creditors could file objections to the confirmation of the APE until February 13, 2004. Several objections were filed, including an objection by State Street Bank, on behalf of the U.S.-based investment group known as W.R. Huff (the "WRH Affiliates"). We filed responses to each of the objections filed. On April 14, 2004, the Buenos Aires Court issued a decision rejecting each of the objections filed and confirming the APE. In addition, the Buenos Aires Court ordered that persons present at the bondholders' meeting held on December 10, 2003, who voted against or abstained from voting, as well as those who were absent, be permitted to exercise within a 30-day period the right granted to the rest of the creditors to elect among the three options presented, under the same conditions as those who had already made such election directly with us or at the December 10, 2003 bondholders' meeting. We intend to abide by the Buenos Aires

Court's April 14, 2004 order if such order, which has been appealed, is affirmed, at which time we intend to publish the statutory notices announcing such 30-day election period.

        WRH Affiliates brought action in New York State courts on December 19, 2003, seeking, among other things, to prevent the continuation of the APE proceedings in Argentina. On January 16, 2004, our Directorio, or Board of Directors, filed a petition under Section 304 of the U.S. Bankruptcy Code with the United States Bankruptcy Court for the Southern District of New York (the "U.S. Bankruptcy Court"), seeking to ensure the validity of our APE proceedings and that the outcome of such proceedings will be respected in the United States. On January 28, 2004, WRH Affiliates and a Mr. Willard Alexander (together, the "Involuntary Petitioners"), claiming to be holders of debt securities issued by us, sought to initiate an involuntary proceeding under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court.

        On January 30, 2004, the U.S. Bankruptcy Court entered an order allowing (a) us to take all actions to participate in, conduct, or take any action in furtherance of, our APE under the jurisdiction of the Buenos Aires Court to the fullest extent permitted under Argentine law; (b) any creditor, equity holder, party in interest or any other person, entity, court or governmental unit (including, without limitation, the Involuntary Petitioners) to take all actions to participate in, conduct, or take any action in furtherance of, our APE and our APE proceedings, to the fullest extent permitted under Argentine law; and (c) any creditor, equity holder, party in interest or any other person, entity, court or governmental unit (including, without limitation, the Involuntary Petitioners) to take all actions in the Buenos Aires Court (and any right to appeal any decision of such Argentine court) to oppose our APE or our APE proceedings to the fullest extent permitted under Argentine law.

        The order of the U.S. Bankruptcy Court ensures that the filing by the Involuntary Petitioners does not interfere with participation by creditors of ours or any other person in our APE proceedings. The order makes clear that any person's or party's participation in the APE or the APE proceedings in Argentina is not prohibited or limited by application of automatic stay provisions of the U.S. Bankruptcy Code.

        On March 12, 2004, the U.S. Bankruptcy Court denied a preliminary motion by a WRH Affiliate seeking a declaration that its rights as a holder of negotiable obligations issued by us and placed, among other markets, in the United States, pursuant to indentures subject to the Trust Indenture Act of 1939, cannot, as a matter of law, be impaired by a foreign bankruptcy proceeding, and that for that reason the abovementioned Section 304 proceeding should be denied in the case of Multicanal S.A. Accordingly, the Section 304 proceeding is continuing.

        We can provide you no assurance that our Board of Director's petition under Section 304 of the U.S. Bankruptcy Code will be granted or that the involuntary Chapter 11 petitions filed against us will be dismissed. Decisions rendered by the U.S. Bankruptcy Court may have an adverse impact on the manner in which we effect our restructuring, even if the April 14, 2004 order of the Buenos Aires Court is affirmed.

        Although the restructuring pursuant to the APE described above contemplates a reduction of our debt, as of March 8, 2004, the date of our auditor's report, the success of the restructuring was still unknown. If the court order of April 14, 2004 is not affirmed we will likely commence a concurso preventivo. The filing of a concurso preventivo may result in a partial or total loss of an investment in our Existing Notes and certain other financial indebtedness (together with the Existing Notes, the "Existing Debt").

        As of June 24, 2004, we have been served with process on 34 involuntary bankruptcy (quiebra) petitions. Of those 34 petitions, one has been suspended and 33 have been dismissed by the court because the court deposits made by us to pay for the petitioners' claims were, in the view of the court of original jurisdiction, sufficient to disprove that we were unable to pay our debts as they fell due. The lower court's decision dismissing the petitions has been affirmed by the court of appeals.

If the Restructuring fails or the confirmation of the APE is not affirmed we will likely file for concurso preventivo or face quiebra

        We have not made principal or interest payments on our outstanding U.S. dollar-denominated indebtedness since February 1, 2002, except for interest payments on certain of our local Argentine bank debt affected by the mandatory pesification decreed by the Argentine government in January 2002. As of December 31, 2003, our total consolidated bank and financial debt amounted to U.S.$647.1 million (including accrued interest and seller debt) and Ps.73.1 million (including accrued interest). See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources."

        During the pendency of any insolvency proceeding, our ability to operate or manage our business, to retain employees and to continue to pay for programming and equipment needed to conduct our operations may be materially adversely affected. Our assets are currently insufficient to repay our creditors. We believe that the ability of our creditors to recover their claims will diminish substantially if the restructuring fails and they are forced to participate in a concurso preventivo or quiebra proceeding.

        In a concurso preventivo proceeding we have been advised by our Argentine counsel that the holders of Existing Debt should expect the following:

  •
  our financial obligations will be accelerated;

  •
  the claims of all our existing creditors, including trade creditors who are not holders of Existing Debt, will be considered by the bankruptcy court. Holders of Existing Debt therefore may not be able to control the process, and their interests may be given less weight by the court when considered in comparison with the interests of all creditors as a whole;

  •
  the claims of holders of Existing Debt will be restructured. We cannot predict the terms of the restructured debt, but we believe that they will be less favorable than the combined terms being offered in the Restructuring;

  •
  for purposes of calculating the required majority, restructured claims will be denominated in pesos to calculate outstanding debt and determine the relative position of each creditor at the exchange rate as of the date the bankruptcy trustee's filing of its report discussing each of the claims filed for proof of claim;

  •
  holders of Existing Debt may have to wait for an extended period before the concurso preventivo proceedings are completed, and during such period could lose significant value;

  •
  the accrual of interest will be suspended;

  •
  unsecured creditors will not be able to foreclose;

  •
  holders of Existing Debt will lose any rights of set-off against us that they had prior to the concurso preventivo;

  •
  U.S. dollar-denominated claims may be mandatorily converted into pesos at the exchange rate as of the date of the concurso preventivo filing. Emergency Decree No. 214/02, which provided for the mandatory conversion into pesos of certain dollar-denominated debt based on the governing law of the underlying contract, remains subject to challenge on constitutionality grounds. A bankruptcy court may ultimately resolve the issue in favor of converting into pesos all outstanding dollar-denominated claims, regardless of governing law, including claims under the Existing Debt;

  •
  we will continue managing our business, subject to control and supervision of a "syndic", or supervisor of our operations reporting to the judge, and a committee of creditors. In addition, certain transactions will be subject to court approval; and

  •
  if the concurso preventivo fails, holders of Existing Debt will be left with a claim in a quiebra.

        In a quiebra proceeding, we have been advised that holders of Existing Debt should expect the following:

  •
  the claims of all our existing creditors, including trade creditors who are not holders of Existing Debt, will be considered by the bankruptcy court. Holders of Existing Debt therefore may not be able to control the process, and their interests may be given less weight by the court when considered in comparison with the interests of all creditors as a whole;

  •
  all of our financial obligations will be accelerated;

  •
  holders of Existing Debt will lose any rights of set-off against us that they had prior to the quiebra.

  •
  holders of Existing Debt will have to wait for a long period of time before the quiebra proceedings are completed, and during such period could lose significant value;

  •
  our management will be removed and will be replaced by a syndic who will proceed to liquidate our assets;

  •
  the court shall order our liquidation, and the proceeds of such liquidation will be applied to debt owed to senior and secured creditors first and the balance of such proceeds, if any, to debt owed to unsecured creditors, on a pro rata basis; and

  •
  foreign currency-denominated claims will be mandatorily converted into pesos at the exchange rate of the date on which the quiebrais declared.

The deterioration of the Argentine economy has made it increasingly difficult to obtain financing

        Argentine companies that rely primarily on local revenues, including us, have had limited access to the capital markets over the last few years. Our limited financing alternatives disappeared completely after December 2001 when the Argentine government defaulted on most of its foreign debt obligations. Furthermore, the Argentine government has imposed transfer restrictions on payments of foreign financial obligations, creating additional obstacles to obtaining foreign sources of financing. The prospects of Argentine companies, including us, accessing the financial markets in the near or medium-term are negative.

Our ability to operate our business will be constrained by restrictions and limitations imposed by our debt agreements governing our existing debt

        As of December 31, 2003, debt agreements governing most of our notes contain certain operating and financial restrictions and covenants which may adversely affect our ability to finance our future operations or capital needs or to engage in business activities. These covenants limit, and in some cases prohibit, our ability and the ability of our subsidiaries to:

  •
  borrow additional funds;

  •
  make leveraged acquisitions or minority investments;

  •
  engage in transactions with our stockholders and affiliates;

  •
  in the case of subsidiaries, sell or issue capital stock;

  •
  sell assets;

  •
  engage in other lines of business;

  •
  incur liens; or

  •
  engage in some mergers.

Some of our suppliers are affiliated with our controlling shareholder, who may take actions that do not reflect the will or best interests of other shareholders

        Grupo Clarín, S.A. ("Grupo Clarín"), our controlling shareholder, has interests in companies that provide us with one of the highest-rated channels of sports-oriented programming in Argentina and in other media companies. The interests of those companies will not always necessarily be aligned with our interests, and may even in certain cases be adverse to our interests. In such a circumstance, it is possible that Grupo Clarín may take actions that are in the interests of such a programming company and adverse to us. We cannot assure you that, if presented with a conflict of interest between different companies in which it has investments, Grupo Clarín will take actions that are not adverse to us.

Risks Relating Specifically to Our Argentine Cable Television Business

We face substantial and increasing competition in the Argentine pay television industry

        The pay television business in Argentina is very competitive, as cable operators are not given exclusive territorial broadcast licenses. We face competition from other cable television operators that have built networks in the areas where we operate, providers of other television services, including direct broadcasting, direct-to-home satellite ("DTH") and multi-channel multi-point distribution system ("MMDS") services and licensed suppliers of basic telephone services. We expect this competition to increase in the future due to a number of factors, including the development of new technologies. In addition, free broadcasting services are currently available to the Argentine population from four privately-owned television networks and their local affiliates and one state-owned national public television network.

        The consolidation of the cable television industry increases the level of competition that we face, and will reinforce the need to undertake frequent investments to remain competitive. During 2003 we limited the amount of capital expenditures to the minimum level necessary to continue providing the current level of services to our customers. Our competitiveness will depend on our ability to attract and retain customers through vigorous consumer service policies and provide new programming services on an exclusive basis for an initial period of time. In light of the foregoing factors, we cannot assure you that we will be able to undertake the investments necessary to remain competitive, or that we will be able to retain customers through consumer service policies or new programming services.

Our revenues may be adversely affected by subscriber termination

        Our revenues depend heavily on our ability to retain customers by limiting our churn rates (churn means subscriber termination). We determine our churn rate by calculating the total number of disconnected cable television customers over a given period as a percentage of the initial number of cable television customers for the same period. Our annual gross churn rate averaged 32.4% in the year ended December 31, 2001, 43.8% in the year ended December 31, 2002, and 20.5% in the year ended December 31, 2003. To reduce our churn rate and to address associated risks, such as the difficulty in collecting receivables, we pursue a vigorous customer service and retention policy. Approximately 350,000 subscribers disconnected from our service during 2002, but during 2003 approximately 32,000 subscribers joined our cable systems. The macro-economic crisis that Argentina suffered in the last few years severely affected our subscribers' purchasing power and has led to and may in the future lead to a loss of subscribers.

We may not be able to provide additional premium services

        We have targeted the enhanced revenue opportunities associated with premium service and have been working with other cable operators and cable programming providers to create additional premium tiers by adding new premium channels. We cannot assure you that this type of tiering will be accomplished, since creating additional premium tiers requires industry-wide cooperation and agreement. Additionally, premium subscriptions decreased significantly in 2002. However, during 2003 we added approximately 500 premium subscribers.

We may not be able to renew programming contracts

        We purchase basic and premium programming from more than 20 program suppliers. Several programming suppliers have agreed to provide us volume discount pricing structures because of our growth and market share. Due to the macro-economic crisis that Argentina suffered in the last few years, growing inflation and higher gross churn rates prior to 2003, the terms of our programming contracts, which in the past generally ranged from 24 to 36 months and were typically based on a flat fee, are now being renewed for an average period of 12 to 24 months with varying fees. Most of these contracts are subject to negotiated renewal in the event that the Argentine peso is devalued below a certain level against the U.S. dollar. We cannot assure you that we will continue to be able to negotiate renewals of our programming contracts due to the fact that many of our suppliers have U.S. dollar-based costs and are reluctant to accept contracts denominated in pesos. We also cannot assure you that we will be able to obtain volume discounts in the future.

We depend on third parties for the development of and access to new technologies and we cannot predict the effect of technological changes on our business

        The cable television industry is subject to rapid and significant changes in technology and the related introduction of new products and services. We do not have significant intellectual property rights with respect to the technologies we use, and we depend on third parties for the development of and access to new technologies. We believe that, in the foreseeable future, technological changes will not affect the continued use of coaxial, fiber optic or other currently available technologies and that we will be able to obtain access to appropriate technologies on a timely basis. However, we cannot predict the effect of unforeseen technological changes on our business. The cost of implementing emerging technologies or expanding capacity could be significant and our ability to fund such implementation may be dependent on our ability to obtain additional financing.

We may not be able to build and upgrade our networks in accordance with our anticipated schedule or to comply with regulatory requirements

        While in the past we have upgraded a significant part of our networks to maintain the highest technological standards throughout our cable systems and to expand programming alternatives and services, during 2003 we kept annual capital expenditures to the minimum level necessary to continue providing the current level of services to our customers. The deployment of the fiber to service area ("FSA") network architecture throughout our systems will enable us to introduce new services and expand the services we provide to include pay-per-view programming utilizing addressable technology and access to the Internet through high-speed cable modems. The level of this deployment has decreased over the last few years due to the Argentine economic situation. We are currently analyzing the possibility of starting to invest in the deployment of FSA network architecture using our own funds, since we have received no new financing. In addition, we may not be able to make investments needed to comply with existing and future regulatory requirements such as municipal rules regarding the use of air space. Our failure to make those investments may result in fines and further adversely affect our financial condition.

Risks Relating to Our Subsidiaries and Foreign Operations

Our ability to meet our financial obligations is in part dependent upon the cash flow and earnings of our subsidiaries

        We conduct our cable television business directly and through subsidiaries. Our ability to meet our financial obligations is in part dependent upon the cash flow and earnings of our subsidiaries and in some cases the distribution of such earnings to us in the form of dividends, loans or other advances, payment or reimbursement for management fees and expenses, and repayment of loans or other advances from us. The payment of dividends or the making of loans or advances by our subsidiaries to us may be subject to statutory, regulatory or contractual restrictions. Moreover, we may not have voting control over certain entities in which we have ownership interests and such entities have no obligation, contingent or otherwise, to make any funds available to us, whether by dividends, advances, loans or other payments.

Our foreign operations expose us to economic, social, and political instability in foreign countries

        We have operations in Uruguay and Paraguay. The construction and operation of systems in these markets involves regulatory and governmental requirements that may be different from those in Argentina. Economic, social, and political instability in foreign countries could have a material adverse effect on our revenues and profitability. We may also be adversely affected by foreign governmental regulations, fluctuations in foreign currency rates, confiscatory taxation, and difficulties in managing international operations.

Our results of operations and financial condition may be adversely affected by movements in exchange rates

        Our revenues are primarily in local currency and a significant portion of our costs are U.S. dollar-denominated. As a result, movements in the exchange rate of the U.S. dollar against the respective local currencies in countries where we have operations can have a significant impact on our revenue, results and financial condition. A rise in the value of the U.S. dollar relative to local currencies will increase our programming costs, thereby adversely affecting the margins of our foreign operations.

We face substantial competition in foreign markets

        We face substantial competition in foreign markets. In Uruguay, for example, we own Telemás S.A., a company that provides programming and management to UHF (over-the-air broadcast frequency) systems and to seven cable operators in Uruguay. In the City of Montevideo, the UHF system served by Telemás S.A. offers twenty-five channels and competes with other cable systems offering more than thirty channels. We cannot assure you that the UHF system will be able to compete with the cable systems successfully in the future. We also cannot assure you that we will be successful in obtaining required licenses and expanding our multi-channel television operations into other countries or that we can operate profitably in those countries.

Risks Relating to the Cable Television Industry Generally

Our ability to operate effectively depends on obtaining regulatory approvals

        The installation and operation of cable television service in Argentina is governed by Law No. 25,285, Ley de Radiodifusión (the "Broadcasting Law") and related regulations. The cable television industry is principally regulated and supervised by Comité Federal de Radiodifusión ("Comfer") but also falls under the jurisdiction of the Comisión Nacional de Comunicaciones (the National Communications Commission or "CNC") for matters related to installation of cable services and compliance with technical regulations. The Secretaría de Prensa y Difusión (the "Department of Press and Transmission")

supervises Comfer and reports directly to the Executive Branch. It also supervises the general enforcement of the Broadcasting Law and the regulatory framework for the industry.

        Cable television companies in Argentina are required to obtain a non-exclusive broadcasting license from Comfer in order to carry and distribute programming over their cable networks. Comfer licenses have an initial fifteen-year term. At the end of this term, the licensee may apply for a one time ten-year extension and, according to the Broadcasting Law, Comfer must grant the extension if it verifies that the licensee has complied, during the first term, with all legislation and obligations imposed on it.

        We expect to be granted all extensions for which we have applied. The Broadcasting Law provides for a one time ten-year extension and does not provide for subsequent renewals when such term expires. As a result, once the additional ten-year term elapses we may be forced to apply for new licenses. Because cable television licenses are directly granted by Comfer, if Comfer verifies that the laws and obligations have been complied with, it may grant a new license. At December 31, 2003, the weighted average remaining life of our licenses was 9.27 years, based on the number of subscribers and the assumption that a ten-year extension will be granted in all cases. In the event that Comfer denies us an extension of a license in a specific area, we must cease operations in such area, seek to acquire a company that has a valid broadcasting license for the area or apply for a new license in our own name. We cannot assure you that there will be a cable company with a valid license operating in such an area, that we will be able to acquire such a cable company, or that if we apply for a new license in our name, that such license will be granted.

        Section 45 of the Broadcasting Law requires Comfer approval for any transfer of shares in a licensee company. In the event that a stockholder or partner of a licensee company is another company according to Section 45, Comfer has the authority to review that company's stockholders and determine whether they comply with the requirements set forth in Section 45. Comfer has authorized, directly or indirectly, shareholders of Grupo Clarín (Mrs. Ernestina L.H. de Noble, Mr. Héctor Horacio Magnetto, Mr. José Antonio Aranda and Mr. Lucio Rafael Pagliaro; together, the "Clarín Shareholders") as shareholders of several licensed companies that were merged into us. However, Comfer has not yet authorized Arte Gráfico Editorial Argentino S.A. ("AGEA"), a corporation controlled by Grupo Clarín, and Grupo Clarín as our shareholders. We have given notice but not yet obtained the required approvals from Comfer in connection with some of our acquisitions of shares in companies which hold licenses and the transfer of licenses to us by certain of the subsidiaries merged into us.

        Due to an injunction imposed by a federal judge investigating Comfer's practices, including with respect to the granting of cable television licenses in recent years, Comfer is currently prevented from authorizing the transfer of shares of certain licensees, including us. We cannot determine if or when Comfer will be allowed to issue such authorizations.

        Failure to obtain Comfer's approval of the transfer of an ownership interest in a licensed company may result in the unwinding of the transfer. Violation of Comfer regulations regarding the transfer of an ownership interest in a licensed company can result in the imposition of fines, the suspension of advertising or the revocation of the license of the licensee that violated Comfer regulations.

        Comfer must also approve any elimination of "headends," the collection of hardware that processes and combines signals for distribution within a cable network. We are awaiting approvals for several headend eliminations resulting from the acquisition and division of Video Cable Comunicaciones, S.A. ("VCC"). Although we expect to receive all of the required approvals, it is not certain that Comfer or any successor agency will grant all of the approvals.

        Pursuant to Section 53 of the Broadcasting Law, licenses may be cancelled in the event of a licensee's filing of a concurso preventivo. If the restructuring is not successful and we commence a concurso preventivo we will need to file for injunctive relief with the bankruptcy court in Argentina to avoid any declaration that our licenses have been or will be cancelled solely as a result of the filing of the concurso preventivo. However, we cannot assure you that the bankruptcy court will grant any injunctive relief that we may request.

We may not be in compliance with local ordinances

        We were required to bring our cable systems fully into compliance with municipal regulations relating to the installation of cables in several areas of the City of Buenos Aires Region (see "Item 4. Information on the Company—Business Overview—Cable Networks") by late 2002, and were required to do so in the City of Mar del Plata by November 2001. We are not in compliance with the City of Buenos Aires and the City of Mar del Plata regulations as of the date of this Form 20-F. In 2002 we filed with both the City of Buenos Aires and the City of Mar del Plata requests for extensions of the terms granted. However, as of the date of this Form 20-F, extensions still have not been granted. Although such ordinances generally do not provide for penalties to be imposed on non-compliant cable systems, the Justicia Municipal de Faltas, or Municipal Claims Court, may impose fines on us. If we have sufficient cash flow and financing is available at commercially attractive rates we will upgrade our existing cable systems, including any network upgrades or modifications required by regulatory or local authorities.

Item 4. Information on the Company

History and Development of the Company

        We are a sociedad anónima (corporation) organized under the laws of Argentina. Our business began on July 26, 1991, with the incorporation of Multicanal S.A. We offered basic cable services to the City of Buenos Aires and were acquired by the Clarín Shareholders, directly or indirectly, in October 1992. Since then we have become a leader in Argentina's cable television industry through an acquisition policy that has allowed us to diversify the programming we offer and increase our market share. We have established foreign operations in Paraguay and Uruguay. Our charter documents provide that our corporate existence will continue until 2090, but this date may be extended by a resolution of our shareholders. Our registered office is located at Avalos 2057, (1431) Buenos Aires, Argentina, telephone 011-54-11-5169-4700.

        We have failed to make scheduled payments on all of our Existing Notes and as of the date of this Form 20-F various petitions for bankruptcy have been filed against us. We have also undertaken a financial debt restructuring process. If this process is unsuccessful, we will likely have to file for a concurso preventivo. See "Item 3. Key Information—Risk Factors—Risks Relating to Multicanal" and "Item 13. Defaults, Dividend Arrearages and Delinquencies."

        For a detailed description of our recent principal capital expenditures and divestitures and those currently in progress, see "Item 4. Information on the Company—Acquisitions of Cable Networks—Recent Acquisitions" and "Item 4. Information on the Company—Property, Plants and Equipment—Capital Expenditures and Divestitures."

Business Overview

        We are a multiple system operator ("MSO") with operations in Argentina, Paraguay and Uruguay. A MSO is a cable company that owns multiple cable systems in different locations under the control and management of a single, common organization. As of December 31, 2003, we served approximately 981,500 subscribers, of which approximately 863,000 reside in Argentina and the balance reside in Uruguay and Paraguay. We own cable television systems in many of Argentina's most important regions and operate them through three regional clusters.

        We derive revenues primarily from monthly subscription fees for basic cable service. To a lesser extent, we also derive revenues from connection fees and advertising and from fees for premium and pay-per-view programming services, Internet services and magazine distribution. See "Item 4. Information on the Company—Programming and Other Services."

        Substantially all of our operations, property and customers are located in Argentina. Accordingly, our revenues are primarily in pesos and our financial conditions and results of operation depend primarily on macroeconomic and political conditions prevailing in Argentina. Substantially all of our debt, however, is denominated in U.S. dollars. As a result of the severe economic crisis affecting Argentina since the fourth quarter of 2001, our debt burden became unsustainable. In February 2002 we suspended payment of our U.S. dollar- denominated debt and focused our efforts on preserving the ongoing viability of our operations. Our first priority was to align our operating costs, to a large extent denominated in U.S. dollars, with our peso revenues. During 2002 we renegotiated various contracts to convert substantially all of our U.S. dollar-denominated costs into pesos, and in 2002, 2003, and early 2004, have devoted all of our resources to ensure the continuity of our operations.

        In early 2003 we presented a debt restructuring proposal in an effort to reach agreement with a majority of our creditors, allowing us to file for an APE. Our APE was confirmed by the Buenos Aires Court on April 14, 2004 and is currently pending affirmation by the court of appeals. See "Item 13. Defaults, Dividend Arrearages and Delinquencies" and "Item 3. Key Information—Risk Factors—Risks Relating to Multicanal—Recent Losses and Default."

Business Strategy

        Our business strategy focuses on maintaining our position as a significant cable television company in Argentina and, in the long-term, positioning ourselves to become a provider of other cable-based services. As a cable television company, our goal is to continue offering high quality services and programming. In light of the difficult Argentine macro-economic environment of the last few years, we focused initially on preserving the ongoing viability of our operations and, once that was assured, decided to address by means of the APE the long-term restructuring of our balance sheet that is dictated by our reduced cash flows. We have also emphasized customer service and retention in our efforts to maintain our subscriber base.

        While in past years we had upgraded a significant part of our networks to maintain the highest technological standards throughout our cable systems and to expand programming alternatives and services, during 2003 we limited the amount of annual capital expenditures to the minimum level required to continue providing the current level of services to our customers.

        We have negotiated arrangements with programming providers to reduce programming expenses in line with lower revenues.

        We seek to differentiate ourselves from our competitors and reduce subscriber termination rates by focusing on the quality of our customer service, the strength of our brand name and the development of new cable products and services. Each of our operating regions is managed by a regional manager who is responsible for customer and technical service and who reports directly to our Chief Executive Officer. We believe that our flat operating structure enables us to respond effectively to our customers' needs.

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

        Measures implemented in 2002 and 2003 to further rationalize our operations and protect our operating margins included:

  •
  minimizing cable/network overlap and reusing equipment in other parts of the network;

  •
  implementing incentives to retain and/or recover customers;

  •
  active collections management; and

  •
  requiring payment of a sign-up fee aimed at preventing customers from disconnecting.

        Consistent with our focus on improving operating efficiency, in 2002 we consolidated our City of Buenos Aires Region, Greater Buenos Aires Southern Region and most of the Greater Buenos Aires Northwestern Region networks through the installation of fiber optic loops. This installation eliminated ten headends and allows us to serve all three regions through one headend. We have kept an additional headend in the region to ensure redundant capability in the event of a network impairment. See "Item 3. Key Information—Risk Factors—Risks Relating to the Cable Television Industry Generally—Our ability to operate effectively depends on obtaining regulatory approvals."

Cable Networks

        Overview.    We currently operate our cable systems in Argentina through three regional clusters. The following table shows subscriber and related data for all three operating regions as of December 31, 2003, and is based on information published by third parties and our internally generated market information:

	City of Buenos Aires Region	Atlantic Coast & Central Region	Litoral Region	Total
Total Households(1)	3,294,220	1,070,280	728,400	5,092,900
Multicanal Homes Passed(1)(2)(3)	2,953,600	1,065,900	426,600	4,446,100
Multicanal Homes Passed/Total Households	89.7%	99.6%	58.6%	87.3%
Total Cable Subscribers(1)(2)	1,202,000	443,100	281,200	1,926,300
Multicanal Subscribers(2)	455,600	283,200	124,200	863,000
Multicanal Penetration(4)	15.4%	26.6%	29.1%	19.4%
Multicanal Market Share(5)	37.9%	63.9%	44.2%	44.8%

(1)
In areas where we operate.

(2)
Numbers rounded to nearest hundred.

(3)
Homes passed by our cable networks.

(4)
Our subscribers as a percentage of total homes passed.

(5)
Our subscribers as a percentage of total cable subscribers.

        City of Buenos Aires Region.    This region consists of cable systems in the City of Buenos Aires, the greater Buenos Aires Southern and Northwestern Regions and the cities of La Plata, Berisso and Ensenada. The City of Buenos Aires is the federal capital of Argentina and, together with the Buenos Aires metropolitan area, accounts for approximately 12 million inhabitants, representing approximately

35% of the total Argentine population. La Plata is the capital of the province of Buenos Aires, and Berisso and Ensenada are neighboring cities of La Plata. We serve approximately 455,600 subscribers in this region, with 2,953,600 homes passed and 10,500 miles of trunk and feeder cable. We have consolidated the City of Buenos Aires with the Greater Buenos Aires Southern Region using fiber optic loops, and our systems have a capacity ranging from 450 MHz to 750 MHz, with approximately 60.4% of our systems in this region having 750 MHz capacity.

        Atlantic Coast and Central Region.    This region consists of cable systems in ten major cities of the province of Buenos Aires, eight of which are on the Atlantic coast, including Mar del Plata and Bahía Blanca, seven of the largest cities in the province of Córdoba, the second largest province of Argentina in number of inhabitants, and two cities in the province of La Pampa. Our systems serve approximately 283,200 subscribers in this region, with approximately 1,065,900 homes passed and 4,900 miles of trunk and feeder cable. Approximately 52% of our systems have a capacity of 450 MHz in this region.

        Litoral Region.    This region consists of cable systems in five cities in the province of Santa Fe, the third largest province of Argentina in number of inhabitants, one city in the province of Entre Ríos, the City of Corrientes in the province of Corrientes, two cities in the province of Chaco and the City of Formosa in the province of Formosa. Our systems serve approximately 124,200 subscribers in this region, with 426,600 homes passed and 2,300 miles of trunk and feeder cable. Our systems have a capacity ranging from 350 to 750 MHz in this region.

        Network Architecture.    Our strategy emphasizes high technological standards for our cable television systems. While in the past we had upgraded a significant part of our networks to maintain the highest technological standards throughout our cable systems and to expand programming alternatives and services, we are currently limiting the amount of annual capital expenditures to the minimum level necessary to continue providing the current level of services to our customers. We use a FSA design to upgrade or rebuild our network because it permits bi-directional transmission. FSA network architecture is a design of cable network fiber trunks and coaxial cable extensions which connect programming headends to the distribution network and allow signals to flow both to and from headends and the distribution network.

        Our FSA network is made up of five levels.

  •
  Level 1. The first level consists of a principal headend and the fiber optic cable used to link it with the secondary or back up headends. This link has redundant capacity and enhances the reliability of our service.

  •
  Level 2. The second level, Optical Transition Node ("OTN"), consists of buildings equipped with the technology necessary to provide the different services we offer or plan to offer, as well as the fiber optic ring that links each of these buildings between themselves and with the principal headend.

      Each first level is composed of several second levels or OTNs. These two levels together form the backbone of our network. The VCC network was also built following this design in the City of Buenos Aires, Greater Buenos Aires and the City of Córdoba. This similarity has allowed us to integrate the acquired subscribers and network by linking the OTNs received in the division to our principal headend in each region.

  •
  Level 3. The third level consists of the fiber optic cable that links the OTNs with "nodes." These nodes are equipped with optical signal receivers. Each node converts optical signals to electrical codes which are transmitted by coaxial cable to subscribers' homes. The design of our nodes permit each node to be further subdivided into four, increasing the number of homes that may be passed without significant additional investment.

  •
  Level 4. The fourth level consists of a coaxial cable network that covers the serving area. The serving area includes the cable network to, but does not include the connection with, the homes passed. This network is fed by the fiber optic cable and the optical signal receiver of the third level. The coaxial cable used in the upgrade or rebuilding of our network is mostly 750 MHz.

  •
  Level 5. The fifth level consists of taps into the coaxial cable network for the direct connections to the subscribers.

        Our network architecture creates a flexible network that can be used as a platform for additional services and products, including cable modems for Internet access and telephony services. It allows us to:

  •
  monitor our networks;

  •
  offer approximately 80 analog channels;

  •
  offer approximately 100 digital channels (assuming a 6-to-1 ratio); and

  •
  offer additional premium and pay-per-view services.

        Currently, approximately 31.7% of our network has a capacity of 750 MHz. As a result of the economic instability and cash flow restrictions affecting our business, we have limited our capital expenditures to the minimum required to continue providing services to our customers.

Acquisitions of Cable Networks

        At the time we began operations in 1991, the Argentine cable television industry was highly fragmented and comprised of two large operators, Cablevisión and VCC, and more than 1,500 small and medium-size operators. Since our creation, we have followed a systematic approach in acquiring, consolidating and operating cable television systems, selected on the basis of their subscriber base, location, operational characteristics and growth prospects. Since our inception through December 31, 2003, we completed 121 acquisitions, adding approximately 1,242,400 subscribers to our subscriber base.

        We have improved the operating performance and cash flow of the acquired cable television systems by:

  •
  consolidating them into regional clusters;

  •
  eliminating duplicative personnel and office locations;

  •
  creating regional customer service centers and headends; and

  •
  centralizing corporate support functions.

        In addition to our acquisition strategy, we have sought to increase our subscriber base by extending the number of homes passed by our systems. We have also sought to increase our penetration rates by promoting a distinct image of high quality programming and superior customer service. During the twelve-month period ended December 31, 2003, mainly due to the recovery of the Argentine economy, we added approximately 32,000 subscribers.

        We have restructured our corporate organization on six occasions to rationalize and streamline our operations. Several regulatory approvals required in connection with these corporate reorganizations are currently pending. See "Item 4. Information on the Company—Regulatory Overview" for a discussion of several governmental approvals which are applicable to our reorganizations.

        On June 22, 2001, our shareholders approved the merger agreement entered into with Plataforma Digital S.A., Red Argentina S.A., Radio Satel Sociedad Anónima, Cable Espacio del Buen Ayre S.A., Video Cable Norte S.A., Televisión por Cable S.A. and Cablevisión Corrientes Sociedad Anónima. This corporate reorganization was effective as of January 1, 2001. We have complied with all necessary legal requirements and submitted the agreement on April 11, 2004 to the CNV for its approval. We expect the CNV to grant its approval and to submit the merger agreement to the Inspección General de Justicia, or Superintendency of Corporations ("IGJ"), for its approval and registration. The CNV has not yet granted its approval because it is still awaiting the IGJ's registration of the previous mergers.

Recent Acquisitions

        As a result of acquisitions during 1997, Fintelco S.A. ("Fintelco") and VCC continue to be jointly owned by us and Cablevisión and will continue operations with their remaining assets, Ps.0.5 million, at November 30, 2003, and liabilities, Ps.30.3 million, at November 30, 2003, until their residual liabilities have been paid off. We have agreed with Cablevisión to make capital contributions to Fintelco in proportion to each of our respective equity interests and to enable VCC to discharge its remaining liabilities, including any contingent liabilities arising from court actions or claims initiated or filed before July 1, 1998 which remain with VCC. In an April 30, 1998 agreement, we agreed with Cablevisión to assume any contingent liabilities arising out of court actions or claims initiated or filed after June 30, 1998, relating to employees, assets or operations allocated to either Fintelco or VCC, except for administrative and criminal proceedings and personal injury claims arising from events that occurred before July 1, 1998 and initiated after June 30, 1998. These claims will be assumed by us and Cablevisión in equal parts.

        We divided the subscribers, assets and liabilities of VCC and three cable systems in the Province of Santa Fe, owned jointly by us and Cablevisión (the "Santa Fe Systems"), with Cablevisión as of July 1, 1998. As a result, we have effected the physical division of the assets of those systems and, since July 1, 1998, we have had effective control of the operations and assets transferred to us. All legal requirements to cause our division of the subscribers, assets and liabilities of VCC and the Santa Fe Systems to become effective under Argentine law have been completed. The approvals from Comfer and the IGJ are still pending. We have made the appropriate filings with the IGJ and expect it will grant its approval during 2004. See "Item 4. Information on the Company—Regulatory Overview."

        On October 27, 2000, we acquired 49% of the capital stock of Dorrego Televisión S.A. and of Cable Video Sur S.R.L. (two systems in Coronel Dorrego, Province of Buenos Aires), for a total price of U.S.$1,312,000, of which U.S.$1,150,000 was paid in cash immediately and the balance, U.S.$162,000, was paid on October 26, 2001. On December 15, 2000, we acquired the remaining 51% of Dorrego Televisión S.A. and Cable Video Sur S.R.L. The price of such transaction was U.S.$1,292,500, of which U.S.$220,000 was paid in cash and the balance was paid in 13 equal installments of U.S.$82,500, the last of which was paid on December 17, 2001. The interests we acquired in Cable Video Sur S.R.L. were subject to certain liens as security for amounts due by the seller to the former owners. Pursuant to an agreement dated October 15, 2002, we assumed from the seller the outstanding liabilities amounting to Ps.250,000 to former shareholders of Dorrego Televisión S.A. and we agreed to discharge this debt in 30 monthly installments determined by reference to a formula based on the basic subscription fee charged in Coronel Dorrego. On December 15, 2002, we entered into an agreement whereby we assumed from the seller liabilities owed to former co-owners of Cable Video Sur S.R.L. The seller's liabilities were guaranteed with a pledge of 99% of the quotas of Cable Video Sur S.R.L. In connection with this agreement, we agreed to pledge the shares of Dorrego Televisión S.A. in exchange for a release of the pledge of the quotas of Cable Video Sur S.R.L. This is intended to facilitate the conversion of Video Cable Sur S.R.L. into a sociedad anónima and the contribution of its shares into Dorrego Televisión S.A. We also agreed to pay Ps.829,641 in 39 monthly installments and six semi-annual installments. These installments are being timely paid.

        On November 10, 2000, Plataforma Digital S.A. ("Plataforma"), a company merged with us effective January 1, 2001, and Grupo Clarín entered into a share sale agreement with DirecTV Latin America, LLC, one of the shareholders of Galaxy Entertainment Argentina S.A. ("GEA"), whereby Plataforma was entitled to sell its 51% participation in GEA in exchange for approximately 4%

investment in DirecTV Latin America, LLC and a purchase option (the "Operation"). The consummation of the Operation was subject to the satisfaction of certain conditions precedent. The Operation was consummated on April 30, 2001 and consequently we transferred to DirecTV Latin America, LLC our entire participation in the capital stock of GEA in exchange for a 3.97% interest in DirecTV Latin America, LLC. In August 2001, we transferred our interests in DirecTV Latin America, LLC to an affiliate for U.S.$150 million. See "Item 4. Information on the Company—Business Overview—Competition" and "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources."

        On September 7, 2001, pursuant to a trust agreement, the minority shareholders in Tres Arroyos Televisora Color S.A. ("Tres Arroyos") transferred all of their equity interests representing 38.58% of the capital stock of Tres Arroyos in favor of the trustee, Mr. José María Sáenz Valiente (h). During the life of the trust, the trustee is required to vote the shares assigned in trust in accordance with our instructions, as beneficiary of the trust. The stock being held in trust is gradually transferred to us as trust beneficiary provided we pay Ps.42,876 per month to the trustee over a ten-year period. Amounts paid to the trust are distributed to the former minority shareholders of Tres Arroyos, in accordance with the terms of the trust agreement. The trust will be revoked if we fail to pay any installment.

        As of December 31, 2003, the trustee transferred 2,315 shares to us under the trust agreement. The share ownership after the transfer is as follows: we own 17,055 shares representing 71.06% of the capital stock and the trust owns 6,945 shares representing 28.94% of the capital stock of Tres Arroyos.

Foreign Operations

        Uruguay.    On May 2, 1997, through our wholly-owned subsidiary Adesol S.A., we acquired 75% of Telemás S.A., a company that provides programming and management services to UHF systems and to another seven cable operators in Uruguay. Telemás S.A. receives a fee for its programming and management services. This fee accounts for approximately 90% of the monthly billing generated by each cable operator. On July 15, 1999, we caused Adesol S.A. to acquire the remaining 25% of Telemás S.A. and we agreed to pay U.S.$12.4 million in six semiannual installments, the first four of which were due and paid on December 15, 1999, June 15 and December 15, 2000, and June 15, 2001 (the December 31, 2001 payment had been made in advance). The final installment due June 15, 2002 was renegotiated to be paid 24 months from July 2002. As per an addendum dated November 2002, we have partially renegotiated the financing obligations due in October 2002 through March 2003. On June 23, 2003, we renegotiated the financing obligations due on April through December 2003. These financing obligations were paid in amounts of U.S.$90,000 on June 23, 2003, and the sum of U.S.$180,000 in six monthly installments of U.S.$30,000 each from July 15, 2003 through December 15, 2003. The financing obligations due from January to June 2004 have been paid as scheduled. The balance of U.S.$1,352,250 will be payable on August 15, 2004 and the installment due in July 2004 of U.S.$417,889 will be payable on July 15, 2004. Until these installments have been paid, we are restricted from selling Adesol S.A. and Telemás S.A. As a result of the acquisition, the aggregate number of subscribers served by us in Uruguay is approximately 78,100 as of December 31, 2003. In the City of Montevideo, the UHF system served by Telemás offers twenty-five channels and competes with other cable systems offering more than thirty channels. There is no exclusivity. We cannot assure you that the UHF system will be able to compete with the cable systems successfully in the future.

        Paraguay.    We own the following Paraguayan companies:

  •
  Cablevisión Comunicaciones S.A.E.C.A. ("Cablevisión Comunicaciones"), which provides cable television services in Paraguay;

  •
  Televisión Dirigida S.A.E.C.A. ("TVD"), which provides UHF services in Paraguay and, together with Cablevisión Comunicaciones, served approximately 40,400 subscribers and had an estimated market share of 72.9% as of December 31, 2003; and

  •
  two companies that were merged into Cablevisión Comunicaciones in 2003.

        Brazil.    In 1997, we participated, through a special purpose joint venture with Dágaba Participações Ltda., a member of Grupo Bozano Simonsen, in the auction of several cable television licenses in Brazil. The joint venture was awarded licenses in Brasilia, Recife and Santa Barbara de Oeste, but only retained the license in Recife. Effective April 5, 1999, we sold our interest in the joint venture to Dágaba Participações Ltda. The transfer remains subject to the approval of the Brazilian telecommunications agency. The transfer request has still not been presented to Anatel (the Brazilian regulatory authority) as of the date of this Form 20-F. Therefore, the sale of our interest to Dágaba Participações Ltda. has not been approved as of the date of this Form 20-F. The joint venture began deploying its network in Recife during June 2001 after having won approval for the use of pole space from the local power company.

        The following table is based on information published by third parties and our internally generated market information and sets forth certain information relating to our cable television systems within Paraguay and Uruguay as of December 31, 2003:

	Paraguay	Uruguay
Total Households(1)(2)	341,000	527,000
Multicanal Homes Passed(1)(2)(3)	327,300	520,000
Homes Passed/Total Households	96.0%	98.7%
Total Cable Subscribers(2)(4)	55,400	202,100
Multicanal Subscribers(4)	40,400	78,100
Multicanal Penetration(5)	12.3%	15.0%
Multicanal Market Share(6)	72.9%	38.6%

(1)
Numbers rounded to nearest thousand.
(2)
In areas where we operate.
(3)
Homes passed by our cable networks.
(4)
Numbers rounded to nearest hundred.
(5)
Our subscribers as a percentage of total Multicanal homes passed.
(6)
Our subscribers as a percentage of total subscribers.

Programming and Other Services

Programming

        We purchase basic and premium programming from more than 20 program suppliers, including Grupo Clarín affiliates. Several programming suppliers have agreed to provide us volume discount pricing structures because of our growth and market share. Due to the macro-economic crisis in Argentina over the last few years, growing inflation and higher gross churn rates prior to 2003, the terms of our programming contracts, which in the past generally ranged from 24 to 36 months and were typically based on a flat fee, are now being renewed for an average period of 12 to 24 months with varying fees. Some of our programming arrangements are with affiliates of our parent company, Grupo Clarín. Most of the programming contracts are subject to negotiated renewal in the event that the Argentine peso is devalued to a certain level against the U.S. dollar. Our programming costs expressed as a percentage of net revenues were 31.6% for the year ended December 31, 2003, as compared to 32.6% for 2002 and 29.0% for 2001. Total programming costs are largely comprised of costs of programming in key categories like sports and movie channels. Programming costs for sports channels (including payments made to a joint venture in which our shareholder Grupo Clarín owns a 50% interest) are approximately 40% of total programming costs. Programming costs for movie channels are approximately 30% of total programming costs.

Basic Service

        Throughout most of Argentina, we offer subscribers a uniform basic service plan at an average monthly fee of Ps.40.7 at December 31, 2003. The basic service provides between 42 and 68 channels to our subscribers, depending on the capacity of the local networks. We divide our programming services into categories, including movies and television series, news, sports, children's programming, women's programming, music, over the air and general interest/other.

        The following table sets forth information regarding the programming we offer customers through many of our systems:

Programming Service	Origin	Language
MOVIES AND TELEVISION SERIES
I-SAT	Argentina	Spanish*
SPACE	Argentina	Spanish*
FILM & ARTS	Argentina	Spanish*
RETRO	Argentina	Spanish
VOLVER	Argentina	Spanish
CINECANAL	U.S.A.	English*
FOX	U.S.A.	Spanish*
HALLMARK	U.S.A.	Spanish*
SONY ENTERTAINMENT	U.S.A.	Spanish*
PRIME TIME	Argentina	Spanish*
TNT	U.S.A.	Spanish*
X-TIME	Argentina	Spanish*
THE FILM ZONE	U.S.A.	Spanish*
THE WARNER CHANNEL	U.S.A.	Spanish*
EUROPA-EUROPA	Europe	Spanish*
MGM	U.S.A.	Spanish*
AXN	U.S.A.	Spanish*
NEWS
CVN	Argentina	Spanish
TODO NOTICIAS	Argentina	Spanish
CNN INTERNACIONAL	U.S.A.	English
CNN SPANISH	U.S.A.	Spanish
CANAL 26	Argentina	Spanish
CRONICA TV	Argentina	Spanish
SPORTS
TYC SPORTS	Argentina	Spanish
MULTIDEPORTES	Argentina	Spanish
ESPN	U.S.A.	Spanish
FOX SPORTS	U.S.A.	Spanish
ESPN INTERNACIONAL	U.S.A.	Spanish
CHILDREN'S PROGRAMMING
FOX KIDS	U.S.A.	Spanish
BOOMERANG	U.S.A.	Spanish
MAGIC KIDS	Argentina	Spanish
CARTOON NETWORK	U.S.A.	Spanish
NICKELODEON	U.S.A.	Spanish
DISCOVERY KIDS	U.S.A.	Spanish

WOMEN'S PROGRAMMING
FASHION TV	Argentina	Spanish
UTILISIMA SATELITAL	Argentina	Spanish
COSMOPOLITAN	U.S.A.	Spanish
MUSIC
MUCH MUSIC	Canada	Spanish
SOLO TANGO	Argentina	Spanish
MTV	U.S.A.	Spanish
MUSIC COUNTRY	U.S.A.	Spanish
CM CRONICA MUSICAL	Argentina	Spanish
OVER THE AIR
ARTEAR	Argentina	Spanish
AMERICA	Argentina	Spanish
CANAL 9	Argentina	Spanish
CANAL 7	Argentina	Spanish
TELEFE	Argentina	Spanish
GENERAL INTEREST/OTHER
PLUS SATELITAL	Argentina	Spanish
METRO	Argentina	Spanish
GOURMET.COM	Argentina	Spanish
CANAL RURAL	Argentina	Spanish
INFINITO	Argentina	Spanish
MAGAZINE	Argentina	Spanish
GUIA EN PANTALLA	Argentina	Spanish
THE HISTORY CHANNEL	U.S.A.	Spanish
TV 5	France	French
DEUSTCHE WELLE	Germany	German
MENORAH	Israel	Hebrew/ Spanish
RAI	Italy	Italian
EL CANAL DE LAS ESTRELLAS	México	Spanish
TVE ESPAÑA	Spain	Spanish
TV CHILE	Chile	Spanish
DISCOVERY	U.S.A.	Spanish
P&E	Argentina	Spanish
MUNDO OLE	U.S.A.	Spanish*
E! ENTERTAINMENT TELEVISION	U.S.A.	Spanish*
ARGENTINISIMA	Argentina	Spanish
ANIMAL PLANET	U.S.A.	Spanish
NUEVA IMAGEN	U.S.A.	Spanish
EWTN	U.S.A.	Spanish
LOCOMOTION	U.S.A.	Spanish
BLOOMBERG TV	U.S.A.	Spanish
GALICIA TV	Spain	Spanish
PEOPLE & ARTS	U.S.A.	Spanish*
CANAL A	Argentina	Spanish
DISCOVERY HEALTH	U.S.A.	Spanish*
NATIONAL GEOGRAPHIC	U.S.A.	Spanish*
BBC WORLDWIDE	U.K.	English

REALITY TV	U.S.A.	Spanish*
PREMIUM CHANNELS
MOVIE CITY	U.S.A.	English
CINE CANAL 2	U.S.A.	English
HBO	U.S.A.	English
HBO PLUS	U.S.A.	English
CINEMAX	U.S.A.	English
VENUS	Argentina	Spanish*
PLAYBOY	U.S.A.	Spanish*

*
Includes programming in English with Spanish subtitles.

Premium and Pay-Per-View Services

        We were the first Argentine cable operator to develop and offer premium channels in Argentina. Currently we offer premium services in all regions in which we operate. Our premium services include programming dedicated to live soccer, movies and adult programming. As of December 31, 2003, the penetration rate of the movie and adult programming premium service was approximately 8.4%.

        To receive premium programming, subscribers pay an incremental monthly fee ranging from Ps.5 to Ps.56. To receive the service, premium subscribers must either rent or purchase from us an addressable set top unit or utilize readily available low quality decoding devices known as "traps." Approximately 81,900 set tops are currently in use by our subscribers, a decrease from last year attributable to a decrease in the number of subscribers to our premium services. We purchase addressable set top units with the capability of decoding audio and video signals, and we are implementing a plan to aggressively market these units to our subscribers.

        Set top units also have the capacity for pay-per-view service. We have introduced pay-per-view programming to subscribers with set top units, including sports events and movies. Subscribers can elect to receive both individual events and a series of events through the pay-per-view service.

        We were the first to launch a weekly live soccer program, El Clásico del Domingo, which is now available in all of our systems either on a subscription basis at an average monthly premium fee of Ps.13.70, or as a pay-per-view service in the regions where we have introduced addressable technology. Since August 2001, we have also offered El Quinto Partido, a second weekly live soccer program. El Quinto Partido is offered together with El Clásico del Domingo in a single premium package called Super Domingo. It is offered either as a premium service at an average monthly premium fee of Ps.21.30 at December 31, 2003, or as a pay-per-view service in those regions where addressable technology has already been implemented. We estimate that the soccer premium service has achieved a 5.2% penetration rate within our subscriber base.

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

Magazine

        Beginning in October 2002 we began to offer our magazine by subscription to Multicanal subscribers at a cost of Ps.2.4 per issue. In April 2003 we re-launched the magazine as a new publication with the title Miradas. The new magazine covers a broad spectrum of topics, including movies, television programs, national and international news, interviews, leisure information and information on Multicanal programming. The new magazine is sold commercially at kiosks throughout the country and at Blockbuster video stores at a cost of Ps.4.14 per issue. The total number of monthly copies sold by December 31, 2003 was approximately 120,000.

Other Services

        We currently provide Internet high-speed access through one-way and two-way cable modems, and are testing the service with approximately 4,000 subscribers in the City of Buenos Aires and La Plata City, where we have deployed our FSA network. Additionally, we offer, together with Primera Red Interactiva de Medios Argentinos (Prima) S.A. ("Prima"), another broadband technology called "asymmetric digital subscriber line." We charge an up-front fee of Ps.100 or Ps.150 for the installation of cable modems (depending on the service) and Prima, a company owned and controlled by Grupo Clarín, provides Internet service to our subscribers for a monthly fee of Ps.69.9 (plus value-added tax) for Internet access through 128 Kbps speed and Ps.79.9 (plus value-added tax) for Internet access through 512 Kbps speed at December 31, 2003. We have entered into a revenue-sharing agreement with Prima pursuant to which we currently receive 50% of the monthly fees charged by Prima to our subscribers for Internet services.

        Additionally, we are offering, together with Prima, a dial-up Internet package for a monthly fee of Ps.15.4 (plus value-added tax) at December 31, 2003.

Advertising Revenue

        We also provide advertising services. These services accounted for 1.8% of our net revenues in the year ended December 31, 2003, 1.8% of our net revenues in 2002, and 2.7% of our net revenues in 2001. We develop cable television advertising services as a means to increase our net revenues.

Revenues by Category of Activity and Geographic Market

        The following table sets forth our revenues by category of activity and geographic market for the last three years.

	Years Ended December 31
	2003	2002	2001
	(In millions of pesos)
	Ps.	Ps.	Ps.
Net revenues	507.5	582.1	999.7
From subscriptions	489.1	563.9	968.7
From advertising	9.3	9.4	26.1
From other	9.0	8.8	5.0
Revenues from:
Argentina	443.2	501.2	919.3
International	64.3	80.9	80.4

Marketing and Customer Service

        We seek to differentiate ourselves from our competitors on the basis of the strength of our brand name and our focus on the quality of our customer service.

The Multicanal Brand Name

        We have taken and continue to take action to promote our corporate image with the public and increase consumer awareness of our brand name. We began trademarking the names of our cable television operations in 1994. Most of our operations, except for those in Paraguay, Uruguay and certain areas in the Province of Buenos Aires, operate under our brand name. We continued to expand the use of our brand name throughout Argentina during 2003, except in several regions in the interior where we utilize shared branding between well-regarded local trademarks and our trademark.

        We employ advertising in a variety of forms to increase our brand awareness and customer recognition. These forms include:

  •
  advertising in print media, including both national and local newspapers and magazines;

  •
  publishing a monthly programming guide for our subscribers;

  •
  advertising on national and local radio stations;

  •
  advertising on our cable systems;

  •
  advertising on billboards;

  •
  sending mailings to subscribers and non-subscribers offering special promotions;

  •
  our "Attention Centers," which are designed to be both sales centers and customer service centers; and

  •
  other advertising campaigns.

        Since 1996, we have maintained a website, http://www.multicanal.com.ar, to provide programming news and our financial information.

Superior Customer Service

        On January 1, 2004, we implemented a subscriber management software system called Customer Relationship Management ("CRM"), which we have licensed from Oracle Argentina S.A. Additionally, we developed our own system, which was fully integrated with CRM for billing purposes. We have fully implemented this system in most regions of Argentina where we operate, and believe that this technology will enable us to centralize subscriber data and manage account information more efficiently, respond more quickly to customers' needs and measure the effectiveness of customer service and subscriber retention initiatives.

Billing and Subscriber Management

        Our billing system was centralized in the regions and cities where we have deployed the CRM system. Our billing systems for our Uruguay and Paraguay operations, as well as those of our Argentine subsidiaries Televisora Privada del Oeste S.A. and Teledifusora San Miguel Arcángel S.A., are decentralized. Subscribers receive a bill issued by our regional administrative office in their home area. We bill all of our subscribers in advance for monthly basic cable service. Subscribers are given 30 days from the date of issuance to pay their bills without penalty. As of December 31, 2003, an average of 83% of our subscribers paid their bills within this period. We seek to enforce a strict disconnection policy. If subscribers do not pay their bills within the first 30 days, they receive a telephone call indicating that their account is overdue. We then send a claim letter seeking overdue payments still pending after the expiration of the next monthly billing cycle. In the third month, we no longer mail either a bill or the monthly programming magazine to the subscriber and, if payment is not received, we disconnect the subscriber as soon as practicable after the expiration of this period. Our efforts to improve customer retention and collections in 2003 have resulted in a reduction in the lag between invoicing and collection and, accordingly, a decrease in our charges for doubtful accounts.

Management of Churn

        Churn means subscriber termination. We determine our churn rate by calculating the total number of disconnected cable television customers over a given period as a percentage of the initial number of cable television customers for the same period. We experienced a favorable trend in our churn rates from 1997 to 2000, with our annual gross churn rates averaging approximately 29.7% in 2000, 30.9% in 1999, 30% in 1998, and 37% in 1997. However, the trend was reversed in 2001 and 2002, with our annual gross churn rate averaging 32.4% in 2001 and 43.8% in 2002. Our churn decreased to 20.5% and we experienced a net addition of approximately 32,000 subscribers during the year ended December 31, 2003.

        We believe that our higher churn rates until December 2002 were principally due to the continued slowdown of the Argentine economy that started in 1998, an increase in the value-added taxes imposed on cable television services and the loss in the purchasing power of the Argentine peso generated by its devaluation and high inflation rates during 2002, together with the increase in prices of basic and premium services. However, during 2003 our churn rate decreased significantly, mainly due to the economic recovery in Argentina and our decision to require a sign-up fee.

        To reduce our churn rate and to address associated risks, such as the difficulty in collecting receivables, we pursue a vigorous customer service and retention policy. This policy contributed to the reduction of our annual gross churn rate between 1995 and 2000. In addition, in April 2002, we re-instituted an initial activation fee for new subscribers in an effort to reduce churn. However, we cannot assure you that we will be able to maintain the prior and recent reduction in churn in light of the macro-economic situation that continues to affect Argentina.

Competition

        The pay television business in Argentina is very competitive. We face competition from other cable television operators and providers of other television services, including direct broadcasting, satellite and wireless cable services. As a result of the non-exclusive nature of our licenses, many of our cable systems have been overbuilt by one or more competing cable networks. This has led to aggressive competition and marketing programs to encourage subscribers to switch networks, a trend which decreased during 2003 primarily due to our decision to require a sign-up fee. Free broadcasting services are currently available to the Argentine population mainly from four privately-owned television networks and their local affiliates and one state-owned national public television network. There are also some independent operators in cities in the interior of the country.

        Although the Argentine cable industry, with over 700 operators, is highly fragmented, two MSOs, Cablevisión and us, which compete primarily on the basis of customer service and brand recognition, account for a significant portion of the market. In 1996, a third MSO was created to operate in the northwest of Argentina. This operation, called Supercanal, does not compete directly with us or Cablevisión. A fourth MSO, focused in the City of Buenos Aires region, Telecentro S.A., entered the market in 1999 using an aggressive pricing policy. We believe that the adverse impact of this competitor has been less significant for us than for Cablevisión. As of December 31, 2003, our penetration rate in the Argentine cable market (measured by subscribers) was approximately 19.4%. Among the cable systems, competition is based primarily on:

  •
  price;

  •
  programming services offered;

  •
  customer satisfaction; and

  •
  quality of the system.

        We believe that we are able to compete efficiently against other providers of pay television services on each of these counts. We also seek to attract and retain customers through our vigorous customer service policies. See "Item 4. Information on the Company—Marketing and Customer Service."

        MMDS.    MMDS, often referred to as wireless cable, is a cable distribution technology based upon a microwave transmission system which operates from a headend, consisting of a satellite receiver or other equipment. Programming is then transmitted by microwave transmitters from an antenna located on a tower or on top of a building to a small receiving antenna located at a subscriber's premises, where the encoded microwave signals are decoded. Although establishing an MMDS network is less capital intensive than constructing a cable television network, we believe that cable television has competitive advantages over MMDS:

  •
  MMDS transmissions cannot be received in "shadowed" areas where microwave transmission is blocked by terrain, buildings or other physical objects. In some cases, however, signal blockages may be overcome through the use of low power signal repeaters which retransmit an otherwise blocked signal over a limited area; and

  •
  MMDS has limited channel capacity, lower reliability and lower quality of signal.

        We provide MMDS service in the cities of Mar del Plata and Tres Arroyos and serve approximately 1,700 MMDS subscribers in these areas. There are presently approximately 200 MMDS operators serving approximately 60,000 subscribers in Argentina.

        DTH.    DTH systems use high power satellites to deliver signals to satellite dish antennae at homes, hotels and apartment buildings. In comparison to MMDS signals that are locally transmitted, a DTH satellite footprint can cover large land areas. High frequency Ku-Band DTH technology, which permits the use of a smaller satellite receiver dish of 60 centimeters, offers more channels and better picture quality than C-Band DTH technology. DTH service in Argentina is regulated by the Broadcasting Law.

        At present, only two companies, TDH S.A. and DirecTV Latin America, LLC, provide DTH services in Argentina. The first of the two companies presently providing such services, TDH S.A., offers approximately 24 video channels to its approximately 6,000 subscribers. On March 26, 2000, TDH S.A. initiated proceedings to determine the composition of creditors prior to an adjudication in bankruptcy. The second, DirecTV Latin America, LLC, is a consortium comprised of Hughes Communications, Inc., a division of the Hughes Electronics subsidiary of General Motors Corporation and the Cisneros Group. DirecTV Latin America, LLC began offering services in Argentina in June 1998 through an affiliate, GEA, in which Grupo Clarín had a majority interest of 51% through its wholly-owned subsidiary Plataforma. Plataforma was merged into us on January 1, 2001, and on April 30, 2001, we transferred to DirecTV Latin America, LLC our interest in GEA in exchange for a 3.97% investment in DirecTV Latin America, LLC. On August 24, 2001, we transferred all of our interests in DirecTV Latin America, LLC and certain contractual rights related thereto to Raven Media Investments, LLC, a company organized under the laws of the state of Delaware and wholly-owned by Grupo Clarín, for U.S.$150,000,000. We received the full purchase price upon the execution of the transfer agreement and reserved the right, subject to certain conditions, to indirectly repurchase the assets sold. The repurchase option expired on November 10, 2003 and was not exercised by us.

        DTH service in Argentina may grow throughout the country over the next five years, primarily in rural areas where there are no cable networks. Although we believe that cable television has advantages over DTH because cable television does not require the subscriber to bear the up-front cost for the purchase of an outdoor reception dish and related hardware necessary for DTH, we cannot assure you that DTH will not in the future become a significant competitor in Argentina's pay television market.

Regulatory Overview

        The installation and operation of cable television service in Argentina is governed by the Broadcasting Law, as amended, and related regulations. The cable television industry is principally regulated and supervised by Comfer but also falls under the jurisdiction of the CNC, for matters related to installation of cable services and compliance with technical regulations. The Department of Press and Transmission supervises Comfer and reports directly to the Executive Branch. It also supervises the general enforcement of the Broadcasting Law and the regulatory framework for the industry.

        Comfer has the authority to:

  •
  grant operating licenses on a non-exclusive basis and extend the term of these licenses;

  •
  approve the shareholders of licensed companies and the transfer of shares or other ownership interests in licensed companies;

  •
  supervise the cultural, artistic and legal content of programming;

  •
  approve amendments to the bylaws of licensed companies; and

  •
  impose penalties on licensed companies in the form of fines, suspension of advertising and the revocation of licenses (see "Item 8. Financial Information—Legal Proceedings—Regulatory Proceedings").

        Rates charged by cable television companies are not presently regulated.

        As a condition to obtaining a broadcast license, a cable operator must demonstrate that it has received permission to utilize municipal airspace from the relevant municipality and that it has obtained the rights to install poles that will carry the cable. The CNC must then approve the operator's technical plans for installation of cable service.

        The CNC monitors compliance with technical regulations related to installation of the cable service through its surveillance of the use of the broadcasting spectrum and the granting of frequencies.

        Cable television companies in Argentina are required to obtain a non-exclusive broadcasting license from Comfer in order to carry and distribute programming over their cable networks. Comfer licenses have an initial fifteen-year term. At the end of this term, the licensee may apply for a one time ten-year extension and, according to the Broadcasting Law, Comfer must grant the extension if it verifies that the licensee has complied, during the first term, with all of the requirements and obligations set forth in the Broadcasting Law.

        We expect to be granted all extensions for which we have applied. The Broadcasting Law provides for a one time ten-year extension and does not provide for subsequent renewals when such term expires. As a result, once the ten-year extension term elapses we may be forced to apply for new licenses. Because cable television licenses are directly granted by Comfer, if Comfer verifies that the laws and obligations have been complied with, it may grant a new license. As of December 31, 2003, the weighted average remaining life of our licenses was 9.27 years, based on the number of subscribers and the assumption that a ten-year extension will be granted in all cases. In the event that Comfer denies us an extension of a license in a specific area, we must cease operations in such area, seek to acquire a company that has a valid broadcasting license for the area or apply for a new license in our own name. We cannot assure you that there will be a cable company with a valid license operating in such an area, that we will be able to acquire such a cable company, or that if we apply for a new license in our name, that such licenses will be granted.

        Related to an injunction imposed by a federal judge investigating Comfer's practices, including with respect to the granting of cable television licenses in recent years, Comfer has issued a resolution suspending the granting of new licenses or extensions. We cannot assure you if or when Comfer will reinitiate these activities.

        In addition, due to the various corporate reorganizations we have undergone, several licensee operating companies have been merged into us. In some cases operating companies merged into us hold licenses for areas where we already hold a license and, because we are not legally allowed to keep both licenses, we have elected in most cases to keep in force the license with the longest remaining period of life. However, we cannot guarantee that Comfer will approve our choice to do so. Broadcasting licenses are transferable upon approval by Comfer and subject to compliance with the regulatory conditions set forth in Resolution No. 870/93.

        Comfer issues broadcasting licenses upon a review of several qualifications of the applicant and its shareholders and partners. Under Section 45 of the Broadcasting Law, a licensee's shareholders and partners must:

  •
  be Argentine nationals that do not have corporate, legal or other affiliations with foreign media or broadcasting entities;

  •
  have good moral qualifications and no criminal record;

  •
  possess financial capabilities of which evidence is presented; and

  •
  not be a judge, legislator, public official or a member of the Armed Forces.

        In addition, in the event one or more of the licensee's shareholders is a corporation, the corporate shareholder must be duly organized and the members of its board of directors must meet the conditions set forth above, except that the directors of the corporate shareholder are not required to show financial capability.

        Section 46 of the Broadcasting Law establishes that licensed companies may not be affiliates, subsidiaries or under the control of foreign persons. Law No. 25,750, passed on June 18, 2003, requires that corporations in media-related businesses be owned by Argentine persons and establishes a maximum potential foreign ownership of such companies at 30% of the outstanding capital stock representing 30% of the voting rights. These requirements can be waived if the Executive Branch agrees and there is a bilateral treaty granting non-discriminatory treatment. Currently, such treaties exist between Argentina and the United States, Italy and France. See "Item 3. Key Information—Risk Factors—Risks Relating to Argentina—Creditors' ability to acquire equity interests in us in the event of a concurso preventivo to restructure our outstanding U.S. dollar-denominated indebtedness may be limited" and "Item 10. Additional Information—Memorandum and Articles of Association—Limitations on Rights to Own Securities."

        Finally, Section 45 of the Broadcasting Law requires Comfer approval for any transfer of shares in a licensee company, including the roll up transaction discussed in "Item 7. Major Shareholders and Related Party Transactions—Overview of Grupo Clarín." In the event that a stockholder or partner of a licensee company is another company, Comfer has the authority to review that company's stockholders and determine whether they comply with the requirements set forth in such Section 45. Comfer has authorized the Clarín Shareholders as shareholders of several licensed companies that were merged into us. However, Comfer has not yet authorized AGEA, a corporation controlled by Grupo Clarín, and Grupo Clarín as our shareholders. We have given notice but not yet obtained the required approvals from Comfer in connection with all of our acquisitions of shares in companies which hold licenses and the transfer of licenses to us by certain of the subsidiaries merged into us.

        Failure to obtain Comfer's approval of the transfer of an ownership interest in a licensed company may result in the unwinding of the transfer. Violation of Comfer regulations regarding the transfer of an ownership interest in a licensed company can result in the imposition of fines, the suspension of advertising or the revocation of the license of the licensee that violated the Comfer regulations.

        We have notified Comfer of the following transactions, among others, but Comfer has not yet approved them:

  •
  our acquisition of the Megacable Group;

  •
  the subscription of shares in us by AGEA on April 7, 1998;

  •
  our acquisition of an interest in VCC, systems in the city of Bahía Blanca (the "Bahía Blanca Systems") and the Santa Fe Systems;

  •
  the transfer of shares resulting from the division of the subscribers, assets and liabilities of VCC, the Bahía Blanca Systems and the Santa Fe Systems with Cablevisión; and

  •
  the Clarín Shareholders' transfer to Grupo Clarín and Multicanal Holding LLC of 94% of our capital in December 1999 and of the remaining 6% in February 2000.

        The division of the operations of VCC resulted in the transfer of several broadcasting licenses of the VCC's companies to us. Comfer Resolution No. 870/93 establishes regulatory procedures for the transfer of a license. We have followed these procedures. On July 16, 2001, Comfer issued Resolution No. 1110/01, establishing the procedure and documentation necessary for the transfer of shares, interests and licenses. This resolution granted petitioners a term of 90 days to complete the documentation required to be filed with Comfer. The 90-day term expired on December 4, 2001. Although we have completed the documentation in accordance with the new procedure, there are documents that we were not able to file because we could not obtain them from previous license holders. While we have requested those documents they have not been provided to us by the previous license-holders. As of the date of this Form 20-F we are not aware of the suspension of any transfers.

        Additionally, Comfer must approve any elimination of headends. We are awaiting approvals for several headend eliminations resulting from the acquisition and division of VCC. Although we expect to receive all of the required approvals, we cannot assure you that Comfer or any successor agency will grant all of the approvals.

        The Broadcasting Law provides that Comfer may cancel licenses because of, among other things:

  •
  fraud regarding ownership of the licenses;

  •
  approval by the competent corporate authority of a licensed company of any transfer of ownership interests without Comfer's approval; and

  •
  any false statement made by the licensee in connection with the assets affected to the service being provided under the license.

        In the past, the application of the regulatory framework by Comfer has resulted in numerous and, in the aggregate, substantial fines. Comfer also periodically agreed to "payment programs" that resulted in material discounts from the face value of the fines imposed and deferrals of payment dates. On November 20, 2002, Comfer issued Resolution No. 830/02, adopting a new regime for imposing sanctions for violations of the Broadcasting Law. Resolution No. 830/02 classifies each violation as a falta grave (severe violation) or as a falta leve (minor violation). Minor violations are sanctioned by llamados de atención (reprimands) and apercibimientos (warnings). Severe violations, such as the broadcast of obscene programs or the illegal installation and operation of a cable system, are subject to incremental fines, which may, in the case of numerous severe violations, eventually lead to the revocation of the license. We can give no assurance that we will not be sanctioned or have any of our licenses revoked under Resolution No. 830/02.

Antitrust Considerations

        Our operations are subject to the Argentine antitrust law (Law No. 22,262, enacted in 1980, as amended in 1995 by Law No. 24,481) which provides that certain acts, including:

  •
  fixing, establishing or altering market prices, directly or indirectly, through concerted actions;

  •
  limiting or controlling, by means of concerted action, technical developments or investments in the production, distribution or marketing of goods or services; and

  •
  entering into agreements or undertaking concerted actions to distribute zones, markets, clientele or sources of supply, in each case that limit, restrict or distort competition or which constitute an abuse of a dominant position in the market, may give rise to penalties. Penalties include fines payable by the entity engaged in the prohibited practice and its directors, legal representatives, attorneys-in-fact, managers, statutory auditors or members of the supervisory committee, all of which are jointly and severally liable. In addition, Argentine antitrust law vests the Comisión Nacional de Defensa de la Competencia, or National Commission for the Defense of Competition ("CNDC") with the power to order a party to abstain from or cease any anti-competitive activities, and to request the relevant court to liquidate or dissolve companies violating the law.

Organizational Structure

        The following table sets forth our significant subsidiaries, as of December 31, 2003, including the country of incorporation, ownership interest and percentage of voting power held.

Subsidiary	Country of Incorporation	Ownership Interest*
AVC Continente Audiovisual S.A.	Argentina	90%
CV Berazategui S.A.	Argentina	70%
Delta Cable S.A.	Argentina	84%
San Lorenzo TV Cable S.A.	Argentina	100%
TV Cable San Francisco S.A.	Argentina	100%
Telesur Teledifusora Río Cuarto S.A.	Argentina	100%
Televisora Privada del Oeste S.A.	Argentina	51%
Bridge Management Holdings Corp.(1)	Panamá
La Capital Cable S.A.	Argentina	50%
Chaco TV Cable Color S.R.L.	Argentina	100%
Teledifusora San Miguel Arcángel S.A.	Argentina	50%
Tevemundo S.A.	Argentina	100%
Cable Imagen S.R.L.	Argentina	100%
Televisión Dirigida S.A.E.C.A.	Paraguay	89%
Orange Television Productions S.A.(2)	Paraguay
Cablepar S.A.(2)	Paraguay
Cablevisión Communicaciones S.A.E.C.A.	Paraguay	90%
Tres Arroyos Televisora Color S.A.	Argentina	71%
Wolves Televisión S.A.	Argentina	100%
Adesol S.A.	Uruguay	100%
Cable Video S.A.	Argentina	100%
Pem S.A.	Argentina	100%
Dorrego Televisión S.A.	Argentina	100%
Cable Video Sur S.R.L.	Argentina	100%

*
In each case, the proportion of ownership interest equals the proportion of voting power held.

(1)
Company dissolved as of August 25, 2003. All of the remaining assets and liabilities were absorbed by us, as owner of 100% of the ownership interests.
(2)
Companies merged with Cablevisión Communicaciones S.A.E.C.A as of October 1, 2003.

        All of our subsidiaries are cable television operators except for Pem S.A., Adesol S.A., San Lorenzo TV Cable S.A, TV Cable San Francisco S.A and Telesur Teledifusora Río Cuarto S.A.

Property, Plants and Equipment

        We own most of our principal physical assets, which consist of:

  •
  cable television operating plants and equipment, including signal receiving devices, such as satellite and terrestrial antennae, antennae towers and related equipment;

  •
  headends, consisting of associated electronic equipment necessary for the reception and processing of signals;

  •
  distribution systems, consisting primarily of coaxial and fiber optic cable; and

  •
  customer home drop cables and equipment.

        Our cable distribution system is generally attached to utility poles, and we either own or lease space on these poles from local public utilities. In addition, some of our distribution systems are located on building rooftops under arrangements with the owners of the buildings, or are located in underground ducts under lease arrangements with local subway authorities. We have entered into an agreement with Autopistas del Sol S.A. pursuant to which we have the ability to place distribution systems under certain highways serving the City of Buenos Aires and can thereby avoid locating a significant portion of these systems in underground ducts, which are less readily accessible. The physical components of our cable systems require maintenance and periodic upgrading to keep pace with technological change. We own our service vehicles, data processing facilities and test equipment and either own or lease our business offices and customer service center locations.

        We lease roof rights and space on utility poles and in underground ducts for the placement of our cable and certain equipment from third parties.

        We believe that our properties, both owned and leased, are in good operating condition and are suitable and adequate for our business purposes. Despite the adverse economic conditions affecting our market and our company, the book value of our assets reflects our current plans and cash-flow projections, based on information available to us. We are planning to start investing in our network to provide Internet services but currently have no plans to improve other facilities. These plans and projections assume that we continue to operate and that the economy continues to recover. We cannot assure you that the current book value of our assets can or will be recovered.

Capital Expenditures and Divestitures

        During 2001, our investment in purchases of property and equipment was Ps.46.6 million, and we generated Ps.315.5 million from sales of investments, net of acquisitions. During the year ended December 31, 2002, we invested Ps.11.3 million in purchases of property and equipment and Ps.1.0 million in our acquisition of cable systems. During the year ended December 31, 2003, we invested Ps.16.6 million in purchases of property and equipment, and used cash of Ps.8.3 million to pay obligations related to the prior acquisition of cable systems and contributions to Fintelco S.A. These capital expenditures were made with funds generated by our operations and financings.

Item 5. Operating and Financial Review and Prospects

Overview

        The following discussion should be read in conjunction with the consolidated financial statements and related notes. The financial information included in the discussion below as at December 31, 2003 and 2002 and for the three years ended December 31, 2003 is derived from the consolidated financial statements included in this Form 20-F. Except as discussed in the following paragraphs, we have prepared our financial statements in accordance with Argentine GAAP and the regulations of the CNV, which differ in certain respects from U.S. GAAP. We are an Argentine company, subject to the laws of Argentina and the regulations of the local authorities, and therefore prepare our financial statements in accordance with Argentine GAAP. See Note 15 to the consolidated financial statements, describing the principal significant differences between Argentine GAAP and U.S. GAAP, as they relate to us. Note 16 to the consolidated financial statements provides a reconciliation to U.S. GAAP of net gain (loss) for the years ended December 31, 2003, 2002 and 2001 and shareholders' equity (deficit) as of December 31, 2003 and 2002 and Note 17 to the consolidated financial statements provides certain additional disclosures required under U.S. GAAP.

        As discussed in Note 2.6.(k) to our consolidated financial statements, in order to comply with regulations of the CNV, we recognized deferred income tax assets and liabilities on a non-discounted basis. This accounting practice represents a departure from generally accepted accounting principles in Argentina. However, we believe that such departure has not had a material effect on the accompanying financial statements.

        Our consolidated financial statements included the effects of inflation through August 31, 1995, utilizing the inflation restatement methodology established in Technical Resolution No. 6 of CPCECABA. Effective September 1, 1995, as required by rules issued by the CNV, we discontinued the restatement methodology, maintaining the effects of inflation accounted for in prior periods. Prior to March 6, 2002, accounting principles did not differ from applicable regulations provided that the annual variation in the WPI did not exceed 8% per annum. During the years ended December 31, 2001, 2002 and 2003 the WPI decreased by 5.3%, increased by 118.0%, and increased by 2.0%, respectively.

        To counter both the high inflation rates brought about by the end of the convertible monetary system in Argentina at the beginning of 2002, and the distortion this caused in Argentine companies' financial statements, the Argentine government issued Decree No. 1269/02 on July 17, 2002. This decree provides for the reestablishment of the restatement of financial information to account for inflation and instructs the CNV to issue specific regulations regarding its application to companies such as us subject to the CNV's jurisdiction. Consequently, on July 25, 2002, the CNV issued Resolution No. 415/02, providing that financial statements filed subsequent to the date of the resolution be restated to recognize changes in the purchasing power of the peso, starting January 1, 2002. On March 25, 2003 the Argentine government issued Decree No. 664/03 providing that financial statements for periods ending on a date subsequent to the date of that decree be expressed in nominal currency. Consequently, the CNV issued Resolution No. 441/03 providing for the elimination of inflation adjustment for all financial statements effective March 1, 2003. On October 10, 2003, the CPCECABA issued Resolution MD No. 041/03 eliminating the inflation adjustment for all financial statements, as from October 1, 2003. In accordance with CNV resolutions, we discontinued the restatement of our financial statements as from March 1, 2003. Accordingly, our results for any period prior to March 1, 2003 have been restated as follows:

  •
  results accumulating monetary transactions, such as net sales, operating costs, and administrative and selling expenses, have been restated in constant Argentine pesos, from the month in which the transaction took place; and

  •
  results related to non-monetary assets valued at restated costs, such as amortization and depreciation, have been computed based on the restated amounts of such assets.

        Financial results have been valued net of general inflation on the related assets and liabilities. The income statement for the year ended December 31, 2003 reflects the effects of inflation on our net holdings of monetary assets and liabilities during January and February 2003. Assets and liabilities are considered "monetary" for purposes of restatement for wholesale-price level changes if their values are fixed by contract or otherwise in terms of number of currency units, regardless of changes in specific prices or in the WPI. Examples of "monetary" assets and liabilities include peso-denominated accounts receivable, accounts payable and cash. The restatement of the income statement to reflect wholesale price level changes merely reflects the effects of inflation, and does not imply either a generation or use of funds.

        Additionally, amounts for the year ended December 31, 2002, presented herein for comparative purposes, are presented in constant pesos of February 28, 2003 using a conversion factor equal to 1.0074, which represents the inflation index rate (based on wholesale prices) for the two-month period ended February 28, 2003. As described above, inflation adjustment was discontinued as of March 1, 2003. This criterion is not in line with prevailing professional accounting standards, under which financial statements are to be restated until September 30, 2003. Had the provisions of those standards been applied, our shareholders equity and results for the year would have decreased by Ps.35 million and Ps.32 million, respectively.

        Our consolidated financial statements have been audited by our independent auditors, whose report is included herein. Our financial statements as of and for the year ended December 31, 2003 have been prepared on the assumption that we will continue to operate as a going concern. Our independent auditors have issued reports stating that we failed to make scheduled payments on all of our negotiable obligations and we were notified of the filing of various petitions for bankruptcy against us. We have undertaken a financial debt restructuring process by means of the APE. In addition, we are involved in a Section 304 proceeding in U.S. Bankruptcy Court in order to ensure the validity of the APE. As of the date of this Form 20-F, we cannot determine whether our APE restructuring process will be consummated without further legal challenge or what the final outcome of our U.S. Section 304 proceeding will be. We believe that if the APE process is unsuccessful, we will likely have to file for a concurso preventivo. The financial statements as of and for the year ended December 31, 2003 do not include any adjustments that might result from the outcome of this uncertainty. See "Item 3. Key Information—Risk Factors—Risks Relating to Multicanal" and "Item 13. Defaults, Dividend Arrearages and Delinquencies."

        Assets and liabilities in currencies other than the Argentine peso, as of December 31, 2001, were valued at an exchange rate of Ps.1.00 per U.S.$1.00, or the equivalent in the currency of denomination, as of the date of the suspension of the foreign exchange market in accordance with General Resolution No. 392 of the CNV. Our total consolidated bank and financial debt as of December 31, 2003 amounted to U.S.$647.1 million (including accrued interest and seller debt) and Ps.73.1 million (including accrued interest). The effects of the devaluation of the Argentine peso were reflected in the 2002 consolidated financial statements in accordance with Argentine GAAP. Net losses originating from the application of foreign exchange rates to foreign currency-denominated assets and liabilities as of the effective date of the Public Emergency Law are only deductible for income tax purposes up to 20% per annum in each of the first five fiscal years ended after the effective date of the Public Emergency Law. See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources."

        Our revenues are realized principally through monthly fees charged to our subscribers payable in pesos. Although substantially all of our financial expenses are denominated in U.S. dollars, we have not used financial instruments to hedge our currency risk. The significant devaluation of the peso beginning in January 2002 has resulted in an increase in the cost of servicing our debt and, therefore, has had a material adverse effect on our results of operations. Since February 2002, we have defaulted on all payments on our Existing Notes and on all principal payments and a significant portion of our interest payments on peso-denominated loans extended by various Argentine banks, as well as local branches of foreign banks (together, the "Bank Loans").

        As of June 24, 2004, we have been served with process on 34 quiebrapetitions. Of those 34 petitions, one has been suspended and 33 have been dismissed by the court because the court deposits made by us to pay for the petitioners' claims were, in the view of the court of original jurisdiction, sufficient to disprove that we were unable to pay our debts as they fell due. The lower court's decision dismissing the petitions has been affirmed by the court of appeals.

The Argentine Economy

        We are an Argentine sociedad anónima (corporation) and substantially all of our facilities and approximately 88% of our subscribers are presently located within Argentina. In the fourth quarter of 1998, the Argentine economy entered into a recession that caused GDP to decrease by 3.4% in 1999, 0.8% in 2000, 4.4% in 2001 and 10.9% in 2002. During 2003, GDP increased by 8.7%. The unemployment rate increased from 14.5% in May 1999 to 15.4% in May 2000 to 16.4% in May 2001 to 21.5% in May 2002, then decreased to 17.8% in October 2002. As of January 1, 2003, the Instituto Nacional de Estadisticas y Censos, or National Institute of Statistics and Censuses, changed the methodology it uses to calculate the unemployment rate. The new methodology calculates the unemployment rate on a quarterly basis. Accordingly, the unemployment rate for 2003 in the first quarter was 20.4%, in the second quarter it was 17.8%, in the third quarter it was 16.3% and in the fourth quarter it was 14.5%.

        Measures taken by the Argentine government during 2001 were insufficient to restore investor confidence, and spreads on Argentine government securities reached record highs, as speculation increased that Argentina would cease honoring its debt obligations. The government responded to the lack of investor confidence by adopting additional measures designed to further control public sector spending, such as the Zero Deficit Law No. 25,453, passed on July 30, 2001, which provided that the government's monthly expenditures could not exceed the revenues of such month (excluding the proceeds of any financing) and empowered the Secretary of the Treasury to eliminate dispensable expenditures to meet the balanced budget requirement. In addition, in December 2001, the Argentine government adopted severe measures to safeguard the viability of the banking system in light of increasing withdrawals of deposits in the second half of 2001. These measures barred transfers of funds outside Argentina, except (i) trade related payments, (ii) payments or withdrawals through credit or debit cards issued in Argentina, and (iii) payments on financial transactions approved by the Central Bank.

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

        On December 19, 2001, President de la Rúa and his entire cabinet resigned, effective December 20, 2001, amidst continued economic turmoil and social unrest. After a series of interim presidents, on January 1, 2002, at a joint session of Congress, Eduardo Duhalde, a Peronist senator who had been defeated by former President de la Rúa in 1999, was elected to complete Mr. de la Rúa's term through the end of 2003.

        On January 6, 2002, Congress enacted the Public Emergency Law, which amended certain provisions of the Convertibility Law and eliminated the requirement that the Central Bank's reserves in gold and foreign currency be at all times equivalent to at least 100% of the monetary base. The Public

Emergency Law abolished the U.S. dollar to peso parity regime and granted the executive branch the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. The peso now floats freely and on June 24, 2004 traded at an exchange rate of Ps.2.95 per U.S.$1.00.

        Since January 6, 2002, additional regulations have been approved by the Argentine government, including:

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

  •
  amending the Central Bank's charter to allow it to print currency in excess of the amount of the foreign reserves it holds, make short-term advances to the federal government and provide financial assistance to financial institutions with liquidity constraints or solvency problems;

  •
  requiring the obligatory sale, currently suspended, by all banks of all their foreign currency within Argentina to the Central Bank at an exchange rate of Ps.1.40 per U.S. dollar; and

  •
  repealing the prior consent requirement from the Central Bank in order to make payments of principal or interest on financing debt obligations.

        Although the long-term effect of the economic crisis of the past few years and the resulting governmental measures still remain uncertain, they have had an immediate and materially adverse effect on our liquidity, financial condition, anticipated results of operations and business prospects, including eliminating expectations that we may be able to raise in the capital or banking markets the funds needed to refinance significant maturities that became due in 2002 and 2003.

        In late 2002, as the foreign exchange and capital flows began to stabilize, the Argentine government gradually began to lift some of the monetary and exchange control measures it had implemented to prevent a collapse of the banking system. The lifting of these measures served to boost economic activity.

        Presidential elections took place on April 27, 2003, resulting in the election of Néstor Kirchner, who took office on May 25, 2003. In 2003, the Argentine economy began to recover, with GDP growing at a rate of 8.7%. This recovery, at first based almost exclusively on import substitution, broadened as the level of consumption and investment increased. Reflecting the economic recovery, Argentine stock exchange indices displayed great dynamism in 2003, and both labor indicators and salary purchasing power registered consistent improvements during the year.

        The long-term evolution of the Argentine economy, however, remains uncertain. While economic, political and social conditions have improved, the country still faces significant challenges, including the restructuring of its sovereign debt, the renegotiation of utility contracts, the restructuring of the financial system and reforms to its tax regime. In light of this uncertain situation, the following discussion may not be indicative of our current or future results of operations, liquidity or capital resources and may not contain all of the necessary information to help you understand the information contained in this discussion with results from previous or future periods. Accordingly, the following discussion should be read in conjunction with, and is qualified in its entirety by, the risk factors contained in this Form 20-F.

Other Factors Affecting our Results and Financial Condition

        Source of Revenues.    Since our formation in 1991, we have generated approximately 90% of our revenues from monthly customer charges for basic cable service and the balance from connection fees and advertising. More recently, we have also generated revenues from premium and pay-per-view fees. A decrease in the number of subscribers has a direct impact on net revenues, although it also causes a reduction in certain of our operating expenses. During 2003, our subscriber base increased by approximately 32,000 subscribers. We believe that this increase is primarily attributable to the recovery of the Argentine economy.

        Effects of Inflation.    For almost ten years, Argentina experienced very low levels of inflation and in certain years, deflation. During several of these years, the purchasing power of a large segment of the population increased, together with consumer confidence. We initiated our business during that period, and our growth internally and through acquisitions reflects the overall increase in the level of economic activity. The recession that affected the country since 1998 gradually undermined the purchasing power of many of our customers, induced an increase in our churn and adversely affected our results of operations. These adverse trends accelerated with the significant devaluation and the inflation that followed. During 2003, the WPI increased by 2.0%, compared to an increase of 118.0% during 2002. During periods of high inflation, effective wages and salaries tend to fall and consumers adjust their consumption patterns to eliminate unnecessary expenses, including cable television services. Our financial condition and results of operations may deteriorate if the rates of inflation experienced in 2002 return.

        Acquisition and Internal Growth.    We operate primarily in Argentina. A principal element of our strategy in the past was to increase our subscriber base through the acquisition of cable television companies and the expansion of our existing systems. We acquired 121 companies between 1991 and 2003, with approximately 1,242,400 subscribers at acquisition. However, most of those acquisitions were completed between 1991 and 1998. From 1998 through 2003 we have focused primarily on internal growth. Approximately 32,000 subscribers joined our cable systems during 2003.

        We seek to improve operating performance and cash flow through the consolidation of our systems. These efforts have resulted in a significant improvement in our results of operations since 1996. In addition, we absorbed 71 of our wholly-owned subsidiaries and further consolidated our operations through the elimination of duplicative administrative functions. At December 31, 2003, we served directly approximately 80% of our subscriber base combined with that of our subsidiaries, with the remaining 20% serviced by our subsidiaries, including the Uruguayan and Paraguayan subsidiaries.

        We do not expect any significant increase in our subscriber base through either internal growth or acquisitions, unless the economy stabilizes in the long-term and conditions for growth in the service sectors of the economy are restored.

        Factors Affecting Period-to-Period Comparability.    Period-to-period comparisons of our financial results for prior periods are affected by differences in the classification of certain revenues and expenses by our companies. These classification differences are eliminated on a going forward basis as acquired businesses are integrated into our system. We believe these classification differences are not material within the context of our financial statements, taken as a whole. The difference between the book value of the assets of companies we acquired and the price paid for those companies is recorded as goodwill. At December 31, 2003, goodwill amounted to Ps.1,172.7 million and represented 49.7% of our total assets and 642.0% of our shareholders' equity. As of the date of this Form 20-F, Comfer has not approved some of our more recent acquisitions. As of the date of this Form 20-F, Comfer has approved us as shareholder of 25 licensees out of 99 licensees we have acquired.

        Period-to-period comparisons of financial results for future periods are likely to be affected by inflation. While inflation accounting improves the comparability of financial statements, it does not eliminate or correct many of the distortions created by inflation that affect period-to-period comparisons of our financial results.

        Tax Reform.    In May 2001, the cable television industry signed an agreement with the Argentine Federal Government to improve the competitiveness of the sector. Under its terms, companies that acceded to the agreement could:

  •
  credit payments made to the Sociedad Argentina de Autores y Compositores ("SADAIC"), Fondo Nacional de las Artes, Argentores and Asociación Argentina de Intérpretes y Cámara Argentina de Productores de Fonogramas y Videogramas y sus Reproducciones ("AADI-CAPIF") against value-added tax ("VAT"); and

  •
  be exempted from the minimum notional income tax.

        We acceded to the agreement and became eligible for its benefits as of August 2001, which benefits only applied until March 2003. Also, on August 13, 2001, the Argentine government issued Decree No. 1008/01 allowing us to reduce our payment obligations on account of VAT by the amounts previously paid to Comfer that were not previously applied to reduce our payment obligations on account of VAT. The amounts paid to Comfer that are not applied in a given fiscal period can be transferred to any future fiscal period. On March 31, 2003, the "competition tax regime" created in 2001 expired along with the tax benefits arising under that regime. In our case, this resulted in (1) the re-imposition of the minimum notional income tax, and (2) the inability to credit payments made to SADAIC, Fondo Nacional de las Artes, Argentores, and AADI-CAPIF against VAT.

        In April 2003, the Argentine government issued Decree No. 746/03, allowing companies in our industry to partially credit social security taxes accrued in the period between April 1, 2003 and July 31, 2003 against VAT. As of August 1, 2003 we can no longer utilize this tax benefit.

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

Allowances for Doubtful Accounts

        Management makes estimates of the uncollectability of its accounts receivable and maintains allowances for doubtful accounts for estimated losses resulting from customers' failure to make required payments. If the future payments by our customers were to differ from the estimates, we would need to increase or decrease the allowances for doubtful accounts, which could affect the reported results of operations.

Provision for Obsolescence of Materials

        Provision for potentially obsolete or slow-moving materials is made based on management's assumptions about future consumption.

        While, based on our experience, losses due to obsolescence of materials have been within expectations and the provisions established, if circumstances change (i.e., significant changes in technology), management's estimates of the recoverability of these materials could be reduced by a material amount. In this case, our results of operations, financial condition and net worth would be further materially and adversely affected.

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

Impairment of Long Lived Assets and Goodwill

        Our accounting policies require that we test long-lived assets for impairment whenever indicators of impairment exist. Additionally, beginning in 2003, goodwill must be evaluated for impairment at least annually. If any impairment were indicated as a result of such reviews, we would measure it using techniques such as comparing the discounted cash flows of the business to our book value or by obtaining appraisals of the related business. Until December 31, 2002, Argentine GAAP required that if the sum of the future discounted cash flows expected to result from the assets was less than a company's reported value of the assets, then the asset was not recoverable and the company must recognize an impairment. As from January 1, 2003, undiscounted cash flows are used for comparison purposes. The amount of impairment to be recognized is the excess of the reported value of the assets over the fair value of those assets.

        Management has reviewed our long-lived assets, primarily property and equipment to be held and used in the business, long-term investments and goodwill for the purposes of determining and measuring impairment. Given the significant negative impact on our operating results as a result of the devaluation, the pesification and the continued macro-economic slowdown in Argentina, and as management's best estimate of discounted future cash flows was below the carrying value of our long-lived assets, under Argentine GAAP we recorded impairment charges during the years ended December 31, 2002 and 2001 amounting to Ps.315.0 million and Ps.328.5 million, respectively.

        We believe that the accounting estimate related to this asset impairment is a "critical accounting estimate" because: (1) it is highly susceptible to change from period to period because it requires management to make assumptions about future revenues and costs; and (2) the impact that recognizing an impairment has on the assets reported on our balance sheet as well as our net loss is material. Management's assumptions about future revenues, as well as future number of subscribers, operating costs and selling, general and administrative costs require significant judgment because actual revenues and subscribers have been seriously affected by the recent macro-economic slowdown and continued economic volatility in Argentina. In estimating future revenues, as well as future number of subscribers, operating costs and selling, general and administrative costs, we used our internal projections.

        Although we believe our estimates are appropriate, significant differences in the actual performance of the asset or group of assets may materially affect our asset values and results of operations.

        Under U.S. GAAP, on January 1, 2002 we adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." In accordance with such adoption, we identified all reporting units in conjunction with the provisions of SFAS No. 142 and allocated all goodwill between the reporting units identified to determine the net assets of each reporting unit to be tested for impairment. Beginning in 2002, goodwill was evaluated for impairment annually, or whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. We tested goodwill for impairment using the two-step process prescribed in SFAS No.142. The first step is a comparison of the fair value of the reporting unit with its carrying amount, including goodwill. If this step reflects impairment, then, in the second step, the loss would be measured as the excess of recorded goodwill over its implied fair value. Implied fair value is the excess of the fair value of the reporting unit over the fair value of all recognized and unrecognized assets and liabilities.

        Under U.S. GAAP we recorded a Ps.302.0 million impairment charge during the year ended December 31, 2002 and Ps.184.8 million as the cumulative effect of the adoption of SFAS No. 142. The fair value of the reporting units was estimated using the expected present value of future cash flows. We did not record any impairment charge during the year ended December 31, 2003.

        Although we believe our estimates are appropriate, significant differences in the actual performance of the reporting units may materially affect our goodwill values and results of operations.

Deferred Income Taxes

        Deferred income taxes are provided to reflect the net tax effects of temporary differences between the financial reporting and the tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws in each of the relevant jurisdictions. Deferred income taxes reflect management's assessment of actual future taxes to be paid on items reflected in the financial statements, giving consideration to both timing and probability of realization.

        Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Actual income taxes could vary from these estimates due to future changes in income tax law or results from final review of our and our subsidiaries' tax returns by the taxing authorities.

        We have recorded a valuation allowance under Argentine GAAP of Ps.118.3 million as of December 31, 2003 due to uncertainties related to our ability to utilize certain deferred tax assets, primarily consisting of tax losses carried forward, before they expire. We have considered the reversal of the deferred income tax liabilities, tax planning and taxable income projections based on our best estimates in assessing the need for the valuation allowance. However, in the event management was to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made.

Operating Results

        The following table sets forth, for the periods indicated, certain statements of income data in thousands of pesos and as a percentage of net revenues:

	Year Ended December 31,
	2003	2002	2001
	(thousands of pesos)
Net revenues	507,498	582,121	999,719
Direct operating expenses	(245,004)	(312,181)	(500,032)
Selling, general, administrative and marketing expenses	(94,483)	(126,478)	(170,918)
Depreciation and amortization	(150,086)	(309,128)	(334,648)
Operating gain (loss)	17,926	(165,666)	(5,880)
Financial results, net	26,054	(474,959)	(224,100)
Other non-operating income (expenses), net	4,013	(311,767)	(358,864)
Gain on sale of investees	—	—	324,904
Income taxes and/or tax on minimum notional income	8,069	246,885	64,761
Net gain (loss)	61,551	(689,928)	(207,126)
	Year Ended December 31,
	2003	2002	2001
	(as a percentage of net revenue)
Net revenues	100.0%	100.0%	100.0%
Direct operating expenses	(48.3)	(53.6)	(50.0)
Selling, general, administrative and marketing expenses	(18.6)	(21.7)	(17.1)
Depreciation and amortization	(29.6)	(53.1)	(33.5)
Operating gain (loss)	3.5	(28.5)	(0.6)
Financial results, net	5.1	(81.6)	(22.4)
Other non-operating income (expenses), net	0.8	(53.6)	(35.9)
Gain on sale of investees	—	—	32.5
Income taxes and/or tax on minimum notional income	1.6	(42.4)	6.5
Net gain (loss)	12.1	(118.5)	(20.7)

        Set forth below is a discussion and analysis of our results of operations for the years ended December 31, 2003, 2002, and 2001.

Years ended December 31, 2003 and 2002

        Net Revenues.    Net revenues were Ps.507.5 million for the year ended December 31, 2003. This figure represents a decrease of 12.8% compared to net revenues of Ps.582.1 million for the year ended December 31, 2002. The decrease in net revenues in this period as compared to the year ended December 31, 2002 is attributable to our inability to increase the basic fees for our services at a rate equal to or greater than the general rate of inflation (between January 1, 2002 and December 31, 2003 we increased prices approximately 54% compared with an increase in the WPI in the same period of 122.2%), the lower yearly average number of subscribers in 2003 compared to 2002 (a 12.8% decrease in the number of yearly average subscribers) and a reduction in advertising sales of Ps.1.3 million. This decrease in net revenues was partially offset by an increase in other sales of Ps.0.6 million, as well as a decrease of charges for the allowance for doubtful accounts of Ps.32.7 million. There was also a decrease in revenues from international sources (Uruguay and Paraguay) during the year ended December 31, 2003 of Ps.16.6 million primarily due to the appreciation of the peso compared to the Uruguayan and Paraguayan currencies. Our revenues are presented net of charges for the allowance for doubtful accounts.

        Direct Operating Expenses.    Our direct operating expenses were Ps.245.0 million for the year ended December 31, 2003. This figure represents a decrease of 21.5% over our direct operating expenses of Ps.312.2 million in the year ended December 31, 2002, which is mainly attributable to decreases in charges for programming rights of Ps.29.5 million, payroll and social security of Ps.14.9 million, printing and distribution of magazines of Ps.8.8 million, taxes, rates and contributions of Ps.3.1 million, rentals of Ps.1.8 million and sundry of Ps.8.2 million. These decreases are mainly attributable to lower increases in costs compared to the general rate of inflation.

        Direct operating expenses consist principally of:

  •
  signal delivery fees paid to programming suppliers;

  •
  wages, benefits and fees paid to employees and subcontracted service firms for the repair and maintenance of Multicanal-owned cable networks and customer disconnections; and

  •
  to a lesser extent, the costs of related materials consumed in these repair and maintenance activities (primarily in foreign currency, since these inputs are imported), costs associated with pole rental and the printing and distribution costs for our monthly publication.

        Selling, General, Administrative and Marketing Expenses.    Our selling, general, administrative and marketing expenses were Ps.94.5 million in the year ended December 31, 2003. This figure represents a decrease of 25.3% from Ps.126.5 million in the year ended December 31, 2002, which is attributable principally to decreases in charges for payroll and social security of Ps.10.8 million, sales commissions of Ps.1.7 million, taxes, rates and contributions of Ps.0.9 million, fees and compensation for services of Ps.2.5 million, publicity and advertising of Ps.2.1 million, sundry of Ps.8.7 million, building expenses of Ps.1.9 million, and employee dismissals of Ps.1.1 million. On March 31, 2003, the "competition tax regime" created in 2001 expired along with the tax benefits arising under that regime. In our case, this resulted in the re-imposition of the minimum notional income tax and the inability to credit payments made to SADAIC, Fondo Nacional de las Artes, Argentores, and AADI-CAPIF against VAT.

        Our selling, general, administrative and marketing expenses consist of:

  •
  professional fees;

  •
  wages and benefits of non-technical employees;

  •
  sales commissions;

  •
  advertising;

  •
  insurance;

  •
  rental of office space;

  •
  other office related expenses; and

  •
  various direct taxes.

        Depreciation and Amortization.    Depreciation and amortization expenses were Ps.150.1 million in the year ended December 31, 2003. This figure represents a decrease of 51.4% compared to depreciation and amortization expenses of Ps.309.1 million in the year ended December 31, 2002. This decrease in our depreciation and amortization expenses was mainly due to the discontinuance of the amortization of goodwill according to the application of the new accounting rules issued by the CPCECABA.

        Financial Results, Net.    Our net financial gains were Ps.26.1 million in the year ended December 31, 2003, compared with net financial expenses of Ps.475.0 million in the year ended December 31, 2002. The net financial gains for the year ended December 31, 2003 are attributable principally to the impact of the appreciation of the peso in relation to the U.S. dollar on our U.S. dollar-denominated debt and assets (Ps.255.9 million), compared to a loss of Ps.839.2 million due to the effect of the devaluation of the peso in the year ended December 31, 2002. Net loss resulting from the impact of inflation on our monetary assets and liabilities during the year ended December 31, 2003 was Ps.1.4 million compared to a gain of Ps.178.1 in the year ended December 31, 2002.

        Other Non-Operating Income (Expenses), Net.    Other non-operating income net, was Ps.4.0 million in the year ended December 31, 2003, compared to other non-operating expenses, net, of Ps.311.8 million in the year ended December 31, 2002. Other non-operating income, net, for 2003 compared to other non-operating expenses for 2002, is attributable mainly to the fact that for the year ended December 31, 2003 we did not record any impairment charges, while for the year ended December 31, 2002 we recorded impairment charges of Ps.315.0 million, and provisions for recovery of investments.

        Income Taxes and/or Tax on Minimum Notional Income.    We recorded an income tax benefit during the year ended December 31, 2003 of Ps.8.1 million compared to a benefit of Ps.246.9 million during the year ended December 31, 2002. The beneift recorded during the year ended December 31, 2003 is mainly due to the decrease in the deferred tax allowance net of the income tax charge resulting from the gain of the year. The benefit recorded in 2002 reflects mainly a tax loss carry-forward generated by the impact of the devaluation on our U.S. dollar-denominated debt. Such tax loss carry-forward was recorded during the year ended December 31, 2002 according to the deferred income tax method, and we expect it to be recovered in the future. Additionally, in October 2001 we were added to the register of beneficiaries of the agreements to improve competitiveness and employment and, as a result, we were exempted from the tax on minimum notional income for fiscal year 2001 and future years. That exemption as originally contemplated in the competitiveness law expired on March 31, 2003. In our case, this resulted in the reimposition of the minimum notional income tax.

        Net Gain (loss).    We recorded a net gain of Ps.61.6 million for the year ended December 31, 2003, as compared to a net loss of Ps.689.9 million for the year ended December 31, 2002, as a result of the factors described above, including a decrease in direct operating expenses, a decrease in selling, general administrative and marketing expenses, a decrease in depreciation and amortization expenses, the appreciation of the peso against the dollar, and the absence of impairment charges in 2003.

Years Ended December 31, 2002 and 2001

        Net Revenues.    Net revenues were Ps.582.1 million for the year ended December 31, 2002. This figure represented a decrease of 41.8% compared to net revenues of Ps.999.7 million for the year ended December 31, 2001. The decrease in net revenues in this period as compared to the year ended December 31, 2001 was attributable to our inability to increase the basic fees for our services at a rate equal to or greater than the general rate of inflation (during the year ended December 31, 2002, we increased prices approximately 48% compared with an increase in the WPI of 118%), the continued loss of subscribers (approximately 352,000 over the year ended December 31, 2002) and a reduction in advertising sales of Ps. 16.5 million. The decrease in Argentine net revenues was partially offset by an increase in revenues (in peso terms) from our international operations (Uruguay and Paraguay), a decrease of charges for the allowance for doubtful accounts of Ps.33.0 million and an increase in other sales of Ps.1.7 million. There was also a gain in revenues from international sources (Uruguay and Paraguay) of Ps.0.5 million in the year ended December 31, 2002.

        Direct Operating Expenses.    Our direct operating expenses were Ps.312.2 million for the year ended December 31, 2002. This figure represents a decrease of 37.6% over our direct operating expenses of Ps.500.0 million in the year ended December 31, 2001, which was mainly attributable to decreases in programming rights of Ps.99.9 million, payroll and social security of Ps.28.1 million, printing and distribution of magazines of Ps.13.5 million, taxes, rates and contributions of Ps.18.8 million, rentals of Ps.10.9 million and sundry of Ps.12.9 million.

        Direct operating expenses consist principally of:

  •
  signal delivery fees paid to programming suppliers;

  •
  wages, benefits and fees paid to employees and subcontracted service firms for the repair and maintenance of Multicanal-owned cable networks and customer disconnections; and

  •
  to a lesser extent, the costs of related materials consumed in these repair and maintenance activities (primarily in foreign currency, since these inputs are imported), costs associated with pole rental and the printing and distribution costs for our monthly publication.

        Selling, General, Administrative and Marketing Expenses.    Our selling, general, administrative and marketing expenses were Ps.126.5 million in the year ended December 31, 2002. This figure represents a decrease of 26.0% from Ps.170.9 million in the year ended December 31, 2001, which was attributable principally to decreases in payroll and social security of Ps.30.2 million, sales commissions of 14.4 million, personnel expenses of Ps.5.0 million, building expenses of Ps.5.4 million and sundry of Ps.5.8 million, and was partially offset by increases in employee dismissals of Ps.1.6 million and in taxes, rates and contributions of Ps.21.9 million.

        Our selling, general, administrative and marketing expenses consist of:

  •
  professional fees;

  •
  wages and benefits of non-technical employees;

  •
  sales commissions;

  •
  advertising;

  •
  insurance;

  •
  rental of office space; and

  •
  other office related expenses.

        Depreciation and Amortization.    Depreciation and amortization expenses were Ps.309.1 million in the year ended December 31, 2002. This figure represents a decrease of 7.6% compared to depreciation and amortization expenses of Ps.334.6 million in the year ended December 31, 2001. This decrease in our depreciation and amortization expenses was mainly due to the decrease in the value of intangible assets as a result of the impairment charge recorded as of December 31, 2001.

        Financial Results, Net.    Our net financial expenses were Ps.475.0 million in the year ended December 31, 2002. This figure represented an increase of 111.9% from net financial expenses of Ps.224.1 million in the year ended December 31, 2001. This increase was attributable principally to the impact of the devaluation of the peso in relation to the U.S. dollar on our U.S. dollar-denominated debt (Ps.839.2 million) and was partially offset by the gain on cancellation of Notes acquired in the open market (Ps.420.9 million) and the net gains resulting from the impact of inflation on our monetary assets and liabilities (Ps.178.1 million).

        Other Non-Operating Income (Expenses), Net.    Other non-operating expenses, net, were Ps.311.8 million in the year ended December 31, 2002, compared to other non-operating expenses, net, of Ps.358.9 million in the year ended December 31, 2001. Other non-operating expenses, net, during the year ended December 31, 2002 decreased mainly due to a lower impairment charge recorded in the year ended December 31, 2002 (Ps.315.0 million) as compared to the impairment charge recorded in the year ended December 31, 2001 (Ps.328.5 million), a lower provision for employee dismissals, lower provisions made on account of contingent liabilities, and a decrease in sundry.

        Gain on Sale of Investees.    Gains on sale of investees were Ps.324.9 million during the year ended December 31, 2001, as a result of the sale of our interest in DirecTV Latin America LLC. There were no gains or losses on sale of investees during the year ended December 31, 2002.

        Income Taxes and/or Tax on Minimum Notional Income.    We recorded an income tax benefit during the year ended December 31, 2002 of Ps.246.9 million compared to an income tax expense of Ps.64.8 million during the year ended December 31, 2001. The benefit recorded in 2002 reflected mainly a tax loss carry-forward generated by the impact of the devaluation on our U.S. dollar-denominated debt. Such tax loss carry-forward was recorded during the year ended December 31, 2002 according to the deferred income tax method, and a portion is expected to be recovered in the future based upon our projections. Additionally, in October 2001 we were added to the register of beneficiaries of the agreements to improve competitiveness and employment and, as a result, we were exempted from the tax on minimum notional income for the fiscal years 2001 and 2002.

        Net Loss.    We had a net loss of Ps.689.9 million in the year ended December 31, 2002, as compared to a net loss of Ps.207.1 million in the year ended December 31, 2001, as a result of the factors described above, including a decrease in net revenues due to a loss of subscribers and a reduction in advertising sales and an increase in financial expenses due to the devaluation of the peso.

U.S. GAAP Reconciliation

        Net gain (loss) determined in accordance with U.S. GAAP would have been Ps.386.1, million, Ps.(53.2) million, and Ps.(1,556.3) million for the years ended December 31, 2003, 2002, and 2001, respectively, as compared with net gain (loss) of Ps.61.6 million, Ps.(689.9) million, and Ps.(207.1) million, determined under Argentine GAAP for the same periods. The principal differences affecting the determination of net gain (loss) are (i) organizational and preoperating costs have been written off for U.S. GAAP purposes and, accordingly, the amortization charge is reversed; (ii) the effects on depreciation and amortization of the different bases for determination of the underlying net asset acquired and the goodwill on the combination of businesses which have been treated on the purchase method; (iii) the effect on the amortization of goodwill of the discounting of non-interest bearing acquisition related debt; (iv) differences in the recognition of deferred income tax; (v) the discounting of non-interest bearing acquisition related debt; (vi) interest capitalization; (vii) foreign currency translation adjustment; (viii) the reversal of the provision for severance indemnities; (ix) foreign exchange differences; (x) transfer of financial assets; (xi) impairment adjustment; (xii) deferral of hook up revenues; and (xiii) the effects on deferred taxes, investments carried under the equity method and minority interest of the above reconciling items. Shareholders' (deficit) determined in accordance with U.S. GAAP would have been Ps.(251.9) million and Ps.(640.9) million as of December 31, 2003 and 2002, respectively. The principal differences affecting the determination of shareholders' (deficit) are those described above. For a discussion of the principal differences between Argentine and U.S. GAAP as they relate to our consolidated net loss and shareholders' deficit, see Note 15 to the consolidated financial statements and for a quantitative reconciliation of such differences, see Note 16 to the consolidated financial statements.

Liquidity and Capital Resources

        We operate in a capital intensive industry which requires significant investments. In the past, our growth strategy has involved the acquisition of other cable television companies and the active improvement and expansion of our existing and acquired networks and equipment. We have historically relied on four main sources of funds:

  (1)
  equity contributions from our shareholders;

  (2)
  borrowings under bank facilities or debt security issuances;

  (3)
  cash flow from operations; and

  (4)
  financing by sellers of cable systems we acquire.

        The conditions affecting the Argentine economy since 1998 and the uncertainties as to future developments have prevented us from raising the funds required to discharge our debt obligations as they became due in 2002 and 2003. As a result, we have defaulted on all payments on our Existing Notes, and all principal payments and a substantial portion of our interest payments on our Bank Loans since February 2002. As a result of these payment defaults, all of our Existing Notes that have not yet matured could be declared immediately due and payable by the holders. Furthermore, our decision to seek a restructuring of substantially all our financial debt may be considered to give rise to an automatic acceleration under our existing Indentures. Since February 2002, we have devoted our cash flow from operations primarily to ensure the continuation of our operations. As of June 24, 2004, we have been served with process on 34 quiebra petitions. Of those 34 petitions, one has been suspended and 33 have been dismissed by the court because the court deposits made by us to pay for the petitioners' claims were, in the view of the court of original jurisdiction, sufficient to disprove that we were unable to pay our debts as they fell due. The lower court's decision dismissing the petitions has been affirmed by the court of appeals. If the court order of April 14, 2004 is not affirmed we will likely commence a concurso preventivo. The filing of a concurso preventivo may result in a partial or total loss of an investment in our Existing Notes and our Existing Debt.

        From our formation through December 31, 2003, we received U.S.$875.1 million in equity contributions. During October 1997 we received a U.S.$500 million contribution as an advance on future share issues from a company controlled by the Clarín Shareholders. The U.S.$500 million contribution was applied to the payment of the purchase price for interests in various cable companies, including the 50% interest in VCC, the Bahía Blanca Systems and the Santa Fe Systems. This capital contribution from the Clarín Shareholders was capitalized on April 7, 1998. Additionally, on December 12, 2003, our controlling shareholder contributed U.S.$15 million to a trust to effect, upon the affirmation of the court ruling confirming the APE, together with funds provided by us, the cash payment in connection with the cash option in our APE.

        Fintelco S.A. and its wholly-owned subsidiaries continue to be jointly owned by us and Cablevisión and will continue operations with their remaining assets of Ps.0.5 million and liabilities of Ps.30.3 million at November 30, 2003, until the residual liabilities have been paid off. We have agreed with Cablevisión to make capital contributions in Fintelco S.A. in proportion to our equity interests in that company in order to enable VCC to discharge its remaining liabilities. Fintelco S.A. had a shareholders' deficit as of November 30, 2003. Under the Corporations Law this could result in its dissolution unless its capital is restored to the level required by Law No. 19,550. Cablevisión S.A. and us each hold 50% of the equity of Fintelco S.A. and, in that proportion, we have undertaken to make the contributions required to pay the liabilities of Fintelco S.A. and its subsidiaries when due.

        Net cash used in financing activities (excluding shareholders' contributions) amounted to Ps.3.4 million for the year ended December 31, 2003, Ps.257.6 million for the year ended December 31, 2002, and Ps.206.9 million for the year ended December 31, 2001. Cash provided by financing activities were proceeds from the issuance of our negotiable obligations, bank debt and seller financing, as described below.

        At December 31, 2003, our consolidated indebtedness was Ps.1,972.3 million (U.S.$647.1 million and Ps.73.1 million). This indebtedness was comprised of:

  •
  U.S.$37.6 million to holders of our 10 1/2% Series C Notes due 2018;

  •
  U.S.$195.4 million to holders of our 9 1/4% Notes due 2002 and 10 1/2% Notes due 2007;

  •
  U.S.$130.8 million to holders of our 13.125% Series E Notes due 2009;

  •
  U.S.$144.0 million to holders of our Series J Floating Rate Notes due 2003;

  •
  U.S.$136.4 million of accrued interest on our notes;

  •
  Ps.73.1 million under short-term bank debt, including accrued interest; and

  •
  U.S.$2.8 million of seller financing.

        On February 1, 2002, we defaulted on the payment of principal and interest on our 9 1/4% Notes due 2002 and interest payments on our 10 1/2% Notes due 2007 due to the situation of the Argentine economy and the political and social crisis that resulted from the economic, exchange, and regulatory measures. For the same reasons, on February 26, 2002, we defaulted on interest payments on our Series J Floating Rate Notes due 2003, and on April 15, 2002, defaulted on interest payments on our Series C 10 1/2% Notes due 2018 and our Series E 13.125% Notes due 2009. See "Item 3. Key Information—Risk Factors—Risks Relating to Multicanal—Recent losses and default."

        As a result of these payment defaults, cross-default and cross acceleration provisions of our agreements with certain creditors permit these creditors to declare the indebtedness in default and accelerate the maturity thereof. We have submitted a restructuring proposal to our creditors under the Argentine Insolvency Law that obtained the requisite approval by financial creditors and was confirmed by the Buenos Aires Court on April 14, 2004. The Buenos Aires Court's order has been appealed. See "Item 3. Key Information—Risk Factors—Risks Relating to Multicanal—Certain holders have challenged our restructuring proposal" and "Item 13. Defaults, Dividend Arrearages and Delinquencies".

        In addition, the significant devaluation of the Argentine currency since January 6, 2002 has had a material adverse impact on our financial position due to the exposure of our debt, most of which is denominated in dollars.

        On April 28, 1998, we received approximately U.S.$144.3 million of net proceeds, after deduction of underwriting fees and related expenses, from the issuance of our U.S.$150 million 10 1/2% Series C Notes due 2018, pursuant to the Indenture dated January 7, 1998 as supplemented and amended by a Third Supplemental Indenture dated April 28, 1998. We used the net proceeds of the Series C Notes to refinance debt incurred in connection with the purchase of cable television systems, other short-term bank debt and other indebtedness and related costs and expenses. The Series C Notes contain customary affirmative and negative covenants.

        On April 15, 1999, we received approximately U.S.$170.5 million of net proceeds from the sale of our U.S.$175 million Series E Notes due 2009 pursuant to the Indenture dated February 11, 1999 as supplemented and amended by a Second Supplemental Indenture dated April 15, 1999. We used the net proceeds of the Series E Notes to refinance indebtedness. The Series E Notes contain customary affirmative and negative covenants. The holders of the Series E Notes also had the option to require us to repurchase all or part of the Series E Notes on April 15, 2004. No holders exercised this option prior to its expiration.

        On August 24, 2001, we received approximately U.S.$139.4 million of net proceeds from the issuance of our U.S.$144 million Series J Floating Rate Notes due 2003 pursuant to an Indenture dated February 11, 1999 as supplemented and amended by a Fifth Supplemental Indenture dated February 18, 2000 and by an Eighth Supplemental Indenture dated August 24, 2001. We used the net proceeds of the Series J Floating Rate Notes due 2003, plus U.S.$24.6 million generated by us in the ordinary course of business, to repay in full our issuance of U.S.$150 million Series G Floating Rate Notes due 2001 and U.S.$14.0 million Series I Notes due 2001.

        Pursuant to the terms of the Series J Floating Rate Notes, we must comply with certain covenants, including, without limitation, obligations that restrict: (i) indebtedness; (ii) dividend payments or the making of certain restricted payments; (iii) the granting of certain pledges; and (iv) the sale of certain assets of ours and certain of our subsidiaries. In addition, we agreed that our net debt (bank and financial debts plus acquisition-related debt less cash and cash equivalents) would not exceed U.S$700,000,000, that we will not invest in fixed or capital assets in excess of U.S.$40,000,000 during any 12-month period, and that the balances resulting from the sale of our investment in DirecTV Latin America, LLC to Raven Media Investment, LLC would be applied to discharge financial debt.

        We generated cash flows from operating activities of Ps.109.3 million for the year ended December 31, 2003, Ps.188.7 million for the year ended December 31, 2002, and Ps.43.8 million for the year ended December 31, 2001. The increase in cash flows from operating activities in the years ended December 31, 2002 and 2003 compared to the year ended December 31, 2001 was mainly due to our decision to default on our existing financial obligations and defer payments of interest. We used cash to pay obligations related to the prior acquisition of cable systems and in increase in goodwill and intangible assets of Ps.8.3 million for the year ended December 31, 2003 and Ps.1.0 million for the year ended December 31, 2002. We generated cash in sales of investments, net of cash used in acquisitions of cable systems, of Ps.315.5 million for the year ended December 31, 2001.

        Purchase of property and equipment (net of proceeds from sales) of Ps.16.6 million for the year ended December 31, 2003, Ps.11.3 million for the year ended December 31, 2002, and Ps.46.6 million for the year ended December 31, 2001, have been related to the continued construction, expansion and upgrading of our existing systems. From our formation through December 31, 2003, we have increased our subscriber base primarily through internal growth, by expanding our existing systems and increasing penetration of these systems. We have only minimal commitments to capital expenditures required by the terms of our operating licenses. We were required to bring our cable systems fully into compliance with municipal regulations relating to the installation of cables in several areas of the City of Buenos Aires Region by late 2002, and in the City of Mar del Plata by November 2001. We are not in compliance with the City of Buenos Aires and the City of Mar del Plata regulations as of the date of this Form 20-F. We have filed with both the City of Buenos Aires and the City of Mar del Plata requests for an extension of the terms granted and are still awaiting responses to our requests. However, we cannot assure you that the terms granted will be extended to allow us to bring our cable systems into compliance. If we have sufficient cash flow and financing is available at commercially attractive rates, we will upgrade our existing cable systems, including any network upgrades or modifications required by regulatory or local authorities.

        We have often financed acquisitions of cable systems directly with the sellers of the acquired companies. As of December 31, 2003, we owed an aggregate amount of U.S.$2.8 million in connection with these seller financings. All outstanding seller financing obligations, which are connected to the Telemás S.A. acquisition, originally matured not later than June 30, 2002 and have been renegotiated and are being paid in 24 monthly installments that commenced in July 2002. As per an addendum dated November 2002, we have partially renegotiated the financial obligations due in October 2002 through March 2003. On June 23, 2003 we renegotiated the financing obligations due on April through December 2003. These financing obligations will be paid as follows: U.S.$90,000 was paid on June 23, 2003 and the sum of U.S.$180,000 was paid in six monthly installments of U.S.$30,000 each from July 15, 2003 through December 15, 2003. The balance of U.S.$1,352,250 will be payable on August 15, 2004 and the installment due in July 2004 of U.S.$417,889 will be payable on July 15, 2004. See "Item 4. Information on the Company—Business Overview—Acquisitions of Cable Networks—Foreign Operations."

        In the year ended December 31, 2003, we recognized a shortfall in consolidated working capital amounting to Ps.1,841.5 million. Continuing adverse market conditions and their negative effect on our cash flows, coupled with limited liquidity, are likely to limit our ability to meet our obligations. All of these matters raise substantial doubt about our ability to continue as a going concern. See "Item 3. Key Information—Risk Factors—Risks Relating to Multicanal—Auditor's doubt as to our ability to operate as a going concern."

        In addition, as a result of the recording of the shortfall in consolidated working capital mentioned above, our accumulated losses have exceeded 50% of our capital and 100% of our reserves. Although section 206 of the Argentine Companies Law establishes mandatory capital reduction in such situations, by means of Decree No. 1293/03 the government suspended enforcement of this regulation until December 10, 2004. We cannot assure you that the government will continue to suspend enforcement of this regulation after December 10, 2004.

Off-balance Sheet Arrangements

        There are no transactions, agreements or other contractual arrangements to which an entity unconsolidated with us is a party that are not currently reflected on our balance sheet.

Contractual Obligations

        The following table details our known contractual obligations as of December 31, 2003.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of pesos)
Contractual Obligations
Long-Term Debt Obligations(1)	8,498	8,158	340	—	—
Purchase Obligations	191,964	143,845	47,419	700	—
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under Argentine GAAP	257	—	257	—	—

Total	200,719	152,003	48,016	700	—

(1)
We had U.S.$644.3 million and Ps.72.9 million of outstanding financial debt due as of December 31, 2003. See "Item 11. Quantitative and Qualitative Disclosures of Market Risk." If our APE is affirmed by the court of appeals and we consummate the restructuring contemplated therein, we will have approximately U.S.$80.3 million of 10-Year Notes outstanding and U.S.$143.0 million of 7-Year Notes (with an average life of six years) outstanding. See "Item 13. Defaults, Dividend Arrearages and Delinquencies."

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

        We are managed by our Board of Directors. In accordance with our charter, the shareholders elect each director for a term of one year. As of the date of this Form 20-F, the current term expires on December 31, 2004, but the directors continue to serve until the next shareholders meeting designates new directors. The shareholders also elect alternate directors for one year terms who replace principal directors during absences. Executive officers serve at the discretion of the Board of Directors. We also have a Comisión Fiscalizadora, or Supervisory Board, which is in charge of the supervision of our legal matters. The Supervisory Board consists of three members, síndicos or syndics, and three alternate syndics appointed annually by the shareholders.

        Listed below is selected information concerning our directors and executive officers:

Name	Position	Age
Saturnino L. Herrero Mitjans	President of the Board	70
Alejandro Alberto Urricelqui	Director of Multicanal and Alternate President of the Board	44
Vicente Gabriel Di Loreto	Director of Multicanal	37
Ignacio Jorge Rosner	Director of Multicanal	45
Jorge Carlos Rendo	Director of Multicanal	51
Ignacio Rolando Driollet	Director of Multicanal	42
Horacio Eduardo Quirós	Director of Multicanal	54
Carlos Alberto Moltini	Chief Executive Officer	43
Adrián Jorge Mészaros	Chief Financial and Administrative Officer	38
Antonio José Alvarez	Programming Manager	39

        Listed below is selected information concerning the members of our Supervisory Board:

Name	Position	Age
Carlos A.P. di Candia	President of the Supervisory Board	55
Raúl Antonio Morán	Syndic	58
Hugo Ernesto López	Syndic	47
Eduardo Germán Padilla Fox	Alternate Syndic	62
Juan María de la Vega	Alternate Syndic	41
Horacio Marcelo Silva	Alternate Syndic	37

Biographical Information

        Saturnino L. Herrero Mitjans has been the President of our Board of Directors since 2000. Mr. Herrero is the President of several Argentine companies including AGEA, Radio Mitre S.A. ("Mitre"), Prima, and Editorial La Razón S.A. ("La Razón"), among others. Mr. Herrero holds a degree in Business Administration from the Universidad Argentina de la Empresa.

        Alejandro Alberto Urricelqui has been a member of the Board of Directors as both an alternate director since February 1996 and a director since September 1997. He is currently the Alternate President of the Board of Directors. Mr. Urricelqui joined Grupo Clarín in 1990, and held the position of CFO of Grupo Clarín until 1994. From 1994 to date, he has been Corporate Chief Financial Officer of Grupo Clarín. Before joining Grupo Clarín, Mr. Urricelqui was Chief Financial Officer of Grupo Juncal.

        Vicente Gabriel di Loreto has been a member of the Board of Directors since 2000. Mr. Di Loreto also serves on the boards of several Argentine companies including various subsidiaries of Grupo Clarín, such as La Razón, Arte Radiotelevisivo Argentino S.A. (Artear), Teledifusora Bahiense S.A., Mitre, Pem S.A., Prima, Clarín Global S.A., GC Gestión Compartida S.A., Unir S.A., and Diario Los Andes Calle S.A. He has been with Grupo Clarín since 1998. Mr. Di Loreto has held positions at Molinos Rio de la Plata, Bunge y Born, Pepsi Co. and Arthur Andersen. Mr. Di Loreto graduated as a Certified Public Accountant from the Universidad de Buenos Aires and later obtained a Masters Degree in Business Administration from I.A.E. Management and Business School.

        Ignacio Jorge Rosner has been a member of the Board of Directors since September 1997. He joined Grupo Clarín in August 1997 as Corporate Business Director and was appointed director of Grupo Clarín in 1999, a position he currently holds. Mr. Rosner also serves on the boards of several Argentine companies, including Cablevideo S.A., Pem S.A., CIMECO S.A., Diario La Voz del Interior, Diario Los Andes Hermanos Calle S.A., Papel Prensa SAICFyM and Agropecuaria Orán S.A. Mr. Rosner acted as Vice Chairman of the Board of Compañía de Teléfonos del Interior S.A. for seven years until March 2003. Before joining Grupo Clarín, Mr. Rosner was Chief Executive Officer of Piedra del Aguila S.A. and CT Güemes S.A. (both subsidiaries of Duke Energy Corporation), as well as Director of Compañia Administradora del Mercado Mayorista Eléctrico S.A. Mr. Rosner graduated with a degree in civil engineering from Universidad Católica Argentina and has completed several management programs at IAE (Argentina), Harvard Business School, the Wharton School of the University of Pennsylvania and the Massachusetts Institute of Technology.

        Jorge Carlos Rendo has been a member of the Board of Directors since 2001. He joined Grupo Clarín in 1998, and is currently the Director of External Relations of Grupo Clarín. He graduated with a law degree from Universidad de Buenos Aires and later obtained a Masters degree from the Wharton School of the University of Pennsylvania. Mr. Rendo also serves on the boards of several other Argentine companies, including: Papel Prensa y de Mandatos S.A.C.I.F., Prima, Clarín Global S.A., Artear, Artes Gráficas Rioplatense S.A. and Mitre.

        Ignacio Rolando Driollet has been a member of the Board of Directors since 2002. He joined Grupo Clarín in 1992, and served until 1994 as Deputy of Institutional Relations. Until December 1997, Mr. Driollet led Grupo Clarín's New Development Projects Group and during 1997, also served as Manager of Strategic Analysis. From 1998 to date, he has been the Director of Corporate Strategy. Mr. Driollet graduated with a law degree from Universidad Católica Argentina.

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

        Antonio José Alvarez joined us in 1992 and was appointed programming manager in 1999. Prior to joining us, he worked as relationship manager at Banco Río de la Plata S.A., from 1989 to 1992, and head of investments at Financiera Bullrich, from 1986 to 1989.

Duties and Liabilities of Directors

        Under Argentine law, directors have the obligation to perform their duties with the loyalty and the diligence of a prudent business person. Directors are jointly and severally liable to us, our shareholders and third parties for the improper performance of their duties, for violating the law, our bylaws or regulations, if any, and for any damage caused by fraud, abuse of authority or gross negligence. Under Argentine law, specific duties may be assigned to a director by our bylaws or by a resolution of a shareholders' or board meeting. In such cases, a director's liability will be determined with reference to the performance of such duties, provided that certain recording requirements are met. Under Argentine law, directors are prohibited from engaging in activities that are against the interest of the company on whose board they serve. Certain transactions between directors and us are subject to ratification procedures established by Argentine law; these procedures do not apply in connection with transactions between affiliates of directors and us or between shareholders and us. A director must inform the Board of Directors of any conflicting interest he may have in a proposed transaction and must abstain from voting thereon.

        In general, a director will not be liable if, notwithstanding his presence at the meeting at which a resolution was adopted or his knowledge of such resolution, a written record exists of his objection thereto and he reports his objection to the Supervisory Board before any complaint against him is brought to the Board, the Supervisory Committee, a shareholders' meeting, the competent governmental agency or the courts. Except in the event of our mandatory liquidation or bankruptcy, shareholder approval of a director's performance terminates any liability of a director vis-à-vis us, provided that shareholders representing at least 5% of our capital stock do not object and provided further that such liability does not result from a violation of the law or the bylaws.

        We may initiate causes of action against directors upon a majority vote of shareholders. If a cause of action has not been initiated within three months of a shareholders' resolution approving its initiation, any shareholder may start the action on behalf and on our account. A cause of action against the directors may be also initiated by shareholders who object to the approval of the performance of such directors if such shareholders represent, individually or in the aggregate, at least 5% of our capital stock.

Compensation and Board Practices

        Each of the three executive officers referred to above receives annual remuneration from us exceeding Ps.100,000. For the year ended December 31, 2003, the aggregate compensation of these three executive officers was approximately Ps.1.0 million. There are no service contracts between us and our directors or members of our Supervisory Board. There are no contracts between our directors and us, members of our Supervisory Board or executive officers in violation of Section 271 of the Argentine Corporation Law. Our directors are appointed for one-year terms ending on December 31 of each year. We do not have an audit or remuneration committee.

Employees

        As of December 31, 2003, we had 2,473 employees distributed as follows (by location and activity):

	Argentina	Uruguay	Paraguay	Total
MSO	439	—	—	439
Operations	1,734	123	177	2,034

Total	2,173	123	177	2,473

        Approximately 71% of our total employees are unionized and are represented by the Sindicato Argentino de la Televisión, or Argentinean Television Union. A 1975 collective bargaining agreement with the Sindicato Argentino de la Televisión governs relations with the television industry. The bargaining agreement was amended on August 9, 2002, and the amended bargaining agreement now governs our labor relationships with our unionized employees. This latest amendment has not been confirmed by the Labor Ministry. In addition to the 1975 bargaining agreement, as amended, our labor relations with employees are also subject to various agreements with the Sociedad Argentina de Locutores, or Argentine Association of Newscasters, based on the particular duties of the employee. We believe that our relations with our employees are good.

Share Ownership

        None of the persons listed in "Item 6. Directors and Senior Management," owns any of our shares.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

        We currently have two classes of shares of common stock issued and outstanding:

  •
  Class A Shares are entitled to five votes and have a par value of Ps.1 per share; and

  •
  Class B Shares are entitled to one vote and have a par value of Ps.1 per share.

        The following table sets forth the ownership of our share capital, all of which is held in Argentina, as of the date of this Form 20-F.

Title of Class	Identity of Owner	Amount Owned		% of Class
Class A Shares	Grupo Clarín S.A.	202,963,617	(1)(4)	100%
Class B Shares	Grupo Clarín S.A.	50,521,104	(2)(3)(4)	30%
Class B Shares	Arte Gráfico Editorial Argentino S.A.	118,150,382	(5)	70%

(1)
Includes 40,094,948 shares that were pledged by Grupo Clarín in favor of Telefónica de Contenidos, S.A. Unipersonal as collateral for its payment obligation under an assignment agreement dated April 8, 1998, as amended by a payment agreement dated September 29, 2003.
(2)
Includes 22,238,385 shares that were pledged by Grupo Clarín in favor of Telefónica de Contenidos, S.A. Unipersonal as collateral for its payment obligations under an assignment agreement dated April 8, 1998, as amended by a payment agreement dated September 29, 2003.
(3)
On March 30, 2001, our Board of Directors authorized the granting and registering of a pledge on 4,791,503 Class B shares owned by Grupo Clarín, as collateral for Video Cable Comunicación S.A.'s deferred taxes in the amount of Ps.2,982,126 and Ps.3,055,166 corresponding to investments made in Sierras de Mazán S.A. In addition, in line with the Administración Federal de Ingresos Públicos (Tax Authority, or the "AFIP") General Resolution No. 846, we deposited in escrow 4,791,503 Class B shares with BankBoston N.A. in favor of the AFIP. On January 24, 2002, our Board of Directors authorized the creation and registration of a security interest on (i) 367,954 ordinary book entry Class B shares held by Grupo Clarín. to secure tax deferrals in the amount of Ps.463,620 made by Video Cable Comunicación S.A. in Sierras de Mazán S.A.; (ii) 2,146,107 ordinary book entry Class B shares held by Grupo Clarín to secure tax deferrals in the amount of Ps.2,704,095 made by Enequis S.A. in Sierras de Mazán S.A.; and (iii) 1,299,489 ordinary book entry Class B shares held by Grupo Clarín to secure Ps.1,637,355 (the total amount of the debt deferred by Cable Video S. A. in Valle del Tulum S.A.). The shares listed in (i), (ii), and (iii) above were pledged as collateral in favor of the AFIP through BankBoston N.A. On January 13, 2004, the AFIP decreed the release of guarantees for tax deferrals made by Enequis S.A. and Video Cable Comunicación S.A. on investments in Sierras de Mazán S.A. With regard to Cable Video Sociedad Anónima, the AFIP has not yet ordered the release of guarantees on investments at Valle del Tulum S.A.
(4)
On June 27, 2003, Multicanal Holding LLC, a Delaware limited liability company, was dissolved and its shares were transferred to Grupo Clarín.
(5)
Includes 116,619,894 Class B shares owned by Arte Gráfico Editorial Argentino S.A. (AGEA) as a result of our April 7, 1998 capital increase. AGEA is an Argentine sociedad anónima wholly-owned by Grupo Clarín and the Clarín Shareholders.

Overview of Grupo Clarín

        We were acquired by the Clarín Shareholders in October 1992 but are currently directly controlled by Grupo Clarín. Grupo Clarín is Argentina's leading media group and produces programming content, including sports, entertainment and news.

        In the second half of 1999, the Clarín Shareholders effected a roll up transaction pursuant to which they contributed their shares of Multicanal to Grupo Clarín, an Argentine holding company, and Multicanal Holding L.L.C., a Delaware limited liability company that has since been dissolved. In December 1999, the Clarín Shareholders sold a minority interest in each of Grupo Clarín and Multicanal Holding L.L.C. to affiliates of The Goldman Sachs Group, Inc. and other investors. Grupo Clarín, directly or indirectly, currently beneficially owns 100% of our capital stock. In connection with and as a condition to the sale of the minority interest in each of Grupo Clarín and Multicanal Holding L.L.C., our corporate charter was amended to require among other things, that a number of corporate actions (including the incurrence of net debt in excess of U.S.$899 million) be approved by a shareholders' resolution. The approval of a shareholders' resolution on these matters requires, in turn, the approval by the board of directors of Grupo Clarín, where directors appointed by The Goldman Sachs Group, Inc. hold certain veto rights. This amendment was approved by the IGJ on March 23, 2000.

        Grupo Clarín also owns:

  •
  Diario Clarín, the newspaper with the largest circulation in Argentina;

  •
  television and radio broadcast groups in Argentina;

  •
  printing and newsprint production plants;

  •
  Prima, an Internet service provider; and

  •
  Clarín Digital, an integrated Internet business that provides an Internet portal for multimedia service providers, Internet content, e-commerce, a search engine (Clarín Buscador), and other Internet-related activities.

Related Party Transactions

        In the ordinary course of business, we purchase programming from Torneos y Competencias S.A. ("TYC"), a company in which Grupo Clarín owns 50% of the capital stock, at market prices. The amounts invoiced by TYC to us for programming were approximately Ps.70.2 million for the year ended December 31, 2003. In addition, also in the ordinary course of business, we place advertising in media owned by Grupo Clarín, such as newspapers, and television and radio stations, at market prices. Grupo Clarín also purchases advertising time from us, and we and Grupo Clarín occasionally exchange advertising space and air time with each other. In the year ended December 31, 2003, the aggregate amount invoiced by us to Grupo Clarín for advertising was approximately Ps.1.6 million. The aggregate amount invoiced by Grupo Clarín to us for advertising was approximately Ps.5.2 million for the year ended December 31, 2003. Our monthly subscriber magazine is published by Artes Gráficas Rioplatense S.A. ("AGR"), a wholly-owned subsidiary of Grupo Clarín, and the amounts invoiced by AGR to us related to the magazine were approximately Ps.5.2 million for the year ended December 31, 2003. In the year ended December 31, 2003, the aggregate amounts invoiced by us to such related parties for new business were approximately Ps.0.9 million. Related parties balances at December 31, 2003 were as follows: accounts receivable of Ps.3.7 million and accounts payable of Ps.28.0 million.

        During the year ended December 31, 2003, GC Gestión Compartida S.A., a wholly-owned subsidiary of Grupo Clarín, invoiced to us the aggregate amount of Ps.3.6 million for fees for financial and administrative services, human resources, information technology and purchasing logistical services.

Item 8. Financial Information

        See "Item 18. Financial Statements" beginning on page F-1.

Legal Proceedings

Antitrust Litigation

        We are a party to the following administrative proceedings initiated against us under the Argentine Antitrust Law. In each case, as of the date of this Form 20-F, a final decision has not been issued:

  •
  On August 24, 1998, the Interior Trade and Consumer Defense Bureau of the Province of Entre Ríos filed a complaint with the CNDC alleging division of areas between us and our competitors. On May 4, 1999, we requested that the claim be rejected pursuant to section 20 of the Competition Defense law. We cannot provide assurance that the final ruling will be in our favor.

  •
  In September 1998, the Santa Fe branch of Asociación del Consumidor, or the Consumer Association, filed with the CNDC a complaint against us and Cablevisión for alleged anticompetitive practices in the city of Santa Fe, in connection with the division of the subscribers, assets and liabilities of VCC and the Santa Fe Systems. We filed an answer to the complaint requesting that the CNDC dismiss the action. We cannot guarantee that the final decision will be favorable to us.

  •
  On January 13, 1999, the CNDC notified us that a complaint had been filed by the Santa Fe Commerce Department alleging that VCC had engaged in anticompetitive practices in the city of Rosario, Province of Santa Fe prior to our acquisition. Although we have responded to the complaint, we cannot assure you that the final decision will be favorable to us.

  •
  On February 18, 1999, the CNDC commenced a formal proceeding investigating an alleged price fixing agreement for soccer programs from 1995 onwards involving us, Cablevisión, VCC and other cable signal providers. The CNDC imposed fines on the companies involved. In our case, the fine was for Ps.352,859. We appealed the imposition of the fine on October 8, 2002. Although the Court of Appeals has revoked CNDC's decision imposing the fines, we cannot give assurances that the final outcome will be favorable to us. The Ministry of Economy has appealed the decision of the Court of Appeals, which appeal is currently pending before the Supreme Court of Justice.

  •
  On March 12, 1999, the owner of a cable television company in the city of Roldán, Province of Santa Fe, filed a complaint against us for alleged anticompetitive practices in that city. Although we filed an answer to the complaint with the CNDC, we cannot assure you that the final decision of the CNDC will be favorable to us or that we will not be fined.

  •
  In December 2001, September 2003 and November 2003 a cable television operator in Santa Fe and Corrientes, Gigacable S.A., filed three complaints against us for alleged division of markets with Cablevisión, uncompetitive practices, discriminatory pricing, and for having made presentations before various bodies which hindered Gigacable S.A. from obtaining administrative permits. We filed answers with the CNDC responding to the complaints. We cannot provide assurances that the disputes will be settled or that we will not be fined if no agreement is reached.

Paraguay Acquisitions

        We are also involved in a lawsuit filed by the seller of several cable television companies located in Asunción, the Greater Asunción area and several interior regions of Paraguay. On December 12, 1997, we signed two agreements granting us the option to acquire 100% of the subscribers, assets and liabilities of these cable television companies. We paid an initial sum of U.S.$0.3 million on June 30, 1997 and exercised our options on October 24, 1997. The closing was scheduled to occur November 15, 1997, and was subject to the satisfaction of certain conditions by the seller, including the granting of several regulatory approvals by the Paraguayan government, which did not occur. We subsequently agreed with the seller to reschedule the payments and postpone the closing to April 30, 1998. On the date of this agreement we paid a first installment of U.S.$2.0 million, leaving a balance of U.S.$16.7 million on the purchase price. The seller delivered a promissory note for U.S.$2.3 million and pledged the shares of some of the Paraguayan companies in our favor as security if the seller failed to meet the closing conditions. The closing was not completed because the seller failed to satisfy the closing conditions. We demanded payment on the U.S.$2.3 million promissory note, but the seller initiated an action for damages and/or specific performance before the Paraguayan courts and obtained a preliminary injunction. The seller filed a motion with the Argentine courts seeking an order to compel us to furnish the seller a number of documents and information in connection with the action before the Paraguayan courts. We requested that the Paraguayan court both lift the preliminary injunction and dismiss the action on the grounds that the seller had not paid the required Paraguayan court tax with respect to the Paraguayan action. Although the court did not dismiss the action, it did lift the preliminary injunction restricting our ability to demand payment on the U.S.$2.3 million promissory note. The court of appeals later confirmed this decision on November 30, 2003. We cannot assure you that we will be able to collect on this promissory note once the injunction is lifted following the assessment of attorneys' fees.

        On June 19, 2001, the seller communicated to the court the assignment of rights and lawsuits in favor of Lisker S.A. When we were informed of this assignment we filed an appeal challenging the court's decision pursuant to which Lisker S.A. was assigned seller's rights on the grounds that the agreement had an "intuitu personae" (an agreement that is entered into with a person because of that person's qualifications, and cannot be assigned) nature and that, according to the agreement, the seller was restricted from assigning rights. Through a resolution dated August 17, 2001, the court approved the appeal and revoked the rights assigned to Lisker S.A. Lisker S.A. appealed that ruling and the appeal was dismissed. Subsequently, Lisker S.A. filed an appeal with the Supreme Court of Justice of Paraguay claiming unconstitutionality. This action is still pending.

Supercanal Proceedings

        We own, directly and indirectly, a minority equity interest in Supercanal Holding S.A., an Argentine company that operates cable systems in the city of Mendoza and the northwestern and southern regions of Argentina, which, together with its subsidiaries, we refer to as the Supercanal Group. On March 26, 2000, the Supercanal Group initiated judicial proceedings for composition of creditors prior to an adjudication of bankruptcy. These proceedings were commenced pursuant to a decision taken by the board of directors of Supercanal Holding S.A. The decision of the board of directors was ratified at a shareholders' meeting held on April 26, 2000.

        The terms of our investment in the Supercanal Group are governed by a shareholders' agreement, as supplemented by a second shareholders' agreement, that provides us with a number of minority rights regarding corporate governance matters. We encountered significant obstacles in exercising the rights provided by the shareholders' agreement. Consequently, we have commenced several judicial actions against Supercanal Holding S.A. seeking to annul several shareholders' resolutions adopted without our consent and to obtain a judicial declaration of dissolution and liquidation of Supercanal Holding S.A. and the removal and replacement of the entire board of directors and the supervisory board with a court-appointed administrator.

        On December 12, 2001, we were notified of the filing of a claim by Supercanal Holding S.A. for damages caused by the granting of a preliminary injunction requested by us. We had sought the injunction in connection with our action to declare null and void resolutions adopted in the extraordinary shareholders' meeting of Supercanal Holding S.A. on January 25, 2000 that reduced the capital stock of and increased the capital of Supercanal Holding S.A. The preliminary injunction was subsequently revoked. It has been claimed that the suspension of the implementation of the shareholders' resolution of the meeting held on January 25, 2000 resulted in the cessation of payments to Supercanal Holding S.A. We answered the complaint and rejected the liability attributed to us based on the fact that the cessation of payments had taken place before the date of the meeting that was suspended by the preliminary injunction, according to documentation provided by the plaintiff itself. Based on the record of the case, we consider that the filed claim should be rejected in its entirety, and the legal costs should be borne by the plaintiff. However, we cannot assure you that the court will reject the claim or that it will be resolved in our favor.

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

Regulatory Proceedings

        Administrative Proceedings.    From January 1, 2001 through May 31, 2004, Comfer has notified us that it commenced summary proceedings against us for 321 violations of minority age protection and content regulations of the Broadcasting Law and has imposed fines totaling Ps.130,770. We have appealed those fines but cannot provide assurances that the appeals will be favorably resolved.

        Violations of minority age protection and content regulations constitute faltas graves or severe violations under the Broadcasting Law. In particular, if we are penalized in connection with 46 or more faltas graves during any year, Comfer may, in its discretion, revoke our broadcasting licenses. In the past, Comfer has not revoked broadcasting licenses in such situations, but we cannot assure you that Comfer will not do so in the future. See "Item 4. Information on the Company—Business Overview—Regulatory Overview." A loss of our broadcasting licenses in a particular area would result in our being unable to provide cable service in that area and force us to dispose of our cable assets in that area. Our opinion is that there are grounds in our favor to make Comfer review its position, but we cannot provide any assurances that our appeals will be successful.

        The Executive Branch has, by various decrees, granted us a compensation-based moratorium with respect to any monetary penalties that may be imposed against us in summary proceedings commenced by Comfer. The amounts owed under the moratorium may be offset against the broadcast value of any advertising of public interest campaigns by the Argentine government that is purchased from us by Telam S.A., ("Telam") a state-owned news agency. The moratorium also provides for an automatic 85% reduction in the amount of any monetary fines that may be assessed against us.

        We have filed an installment plan pursuant to Decree No. 1201/98, as amended by Decree No. 644/99 and Decree No. 937/99, applicable to fines imposed against us in summary proceedings commenced by Comfer for alleged violations of the Broadcasting Law occurring before December 9, 1999. Under this installment plan, Comfer will forgive 85% of the aggregate amount of the fines that may be assessed against us, and will offer us the choice of either repaying the balance in cash or ceding advertising time to Telam for public interest advertising campaigns. Following a dispute over the proper method of determining the fine, Comfer calculated the amount to be settled as Ps.57,395. We have canceled such amount by ceding advertising time for public interest advertising campaigns. However, such time has not yet been fully used.

        Under Decree No. 762/01 published on June 14, 2001, the Executive Branch approved an additional installment payment plan for fines imposed for violations of current legal provisions relating to broadcasting, applicable to violations occurring from December 10, 1999 through December 31, 2000. Under this installment plan, Comfer will forgive 70% of the aggregate amount of the fines and the remaining 30% can be settled as follows: (a) up to 66%, by ceding advertising space and (b) the rest, which must be at least 34%, shall be paid in cash. Comfer will approve a non-interest bearing payment plan of up to 24 monthly installments and each installment cannot be less than Ps.500 or greater than Ps.50,000. If the amount due cannot be paid in 24 months by means of installments under the Ps.50,000 cap, the installment payment plan can be extended. Furthermore, the additional plan extends the benefits of the installment payment plan approved by Decree No. 1201, dated October 9, 1998, to cover infringements up to and including December 9, 2000.

        On July 10, 2001, we and certain merged subsidiaries (Circuito Cable Visión S.A., Difusora S.A. and TV Cable S.A.) and Chaco TV Cable S.R.L. filed a request for an extension of the installment payment plan under Decree No. 1201/198, which was approved by Decree No. 762/01. On September 12, 2001, we agreed to the installment payment plan instituted by Decree No. 762/01 to pay the fines imposed for violating legal provisions relating to broadcasting violations that occurred from December 10, 1999 through December 31, 2000. Comfer calculated the amount to be settled at Ps.20,646,293. On October 1, 2001, we signed with Comfer an "Installment Payment Agreement—Decree No. 762/01," under which Comfer forgave 70% of the fine amount and the balance, in the amount of Ps.6,193,888, was to be paid as follows: Ps.4,087,966, by ceding advertising time and Ps.2,105,922 to be paid in cash in forty-three non-interest bearing monthly and consecutive installments of Ps.48,975.

        On October 3, 2001, we signed an agreement with the Ministry of the Interior and Comfer under which the terms of the cash payments owed by us to Comfer under the Installment Payment Agreement signed on October 1, 2001 were amended. As a result of such amendment, we agreed to pay to the Ministry of the Interior the cash amount previously owed to Comfer in the form of advertising time. Additionally, we agreed that the Ministry of the Interior could assign such advertising time to duly registered political parties. After October 25, 2001, we filed additional appeals against new rulings issued by the authorities that imposed new fines. As of the date of this Form 20-F, we are in compliance with the requirements pursuant to the Installment Payment Agreement signed on October 1, 2001.

        On December 13, 2002, we filed for a new installment plan instituted by Decree No. 2362/02, which plan covers fines imposed for alleged violations of the Broadcasting Law which occurred between January 1, 2001 and October 31, 2002. Pursuant to this decree, we may elect either to pay the fines in cash, or to cede advertising time for public interest campaigns. We have elected to cede advertising time worth Ps.422,390. Alleged violations of the Broadcasting Law which occurred after October 31, 2002 have not been resolved as of the date of this Form 20-F.

        Demand for payment from Vidycom S.A.    Comfer filed a claim whereby it demanded payment from Vidycom S.A. ("Vidycom"), a company absorbed by us in 1995, of all the differences in our favor as a result of its participation in the tax exemption established by Resolution No. 393/93. The tax authorities based their rejection of the aforementioned tax exemption on the following grounds: (a) Vidycom was asked to make payment on several occasions but did not comply with Comfer's requirements; (b) no documentation supporting the investments committed by us was provided; and (c) no evidence was provided of the weather phenomenon as a result of which the previous shareholders had requested the tax exemption. The amount of the claim, which would be equivalent to 30% of the rate paid in 1994, 20% of the rate paid in 1995 and 10% of the rate paid in 1996, plus the corresponding interest, has not yet been determined.

        We believe that there are questions of fact and of law in our favor that would lead Comfer to reassess its position. Consequently, no amount has been recorded in the financial statements at December 31, 2003. The grounds are as follows: (a) Comfer did not take into account that the notices had to be served at our legal address, as we had absorbed Vidycom, a circumstance of which Comfer was aware; (b) although the administrative procedures had not been concluded, investments were made by us; and (c) we provided evidence of the contingency giving rise to the request for exemption.

        Claims based upon Comfer's rejection of requests for tax exemptions.    Comfer has issued resolutions notifying several companies absorbed by us of the rejection of the request for tax exemptions made under the terms of Resolution No. 393/93, which allowed various tax exemptions provided that the amounts exempted were applied towards the purchase of new technology, and claiming payment of the unpaid amount plus compensatory interest. In some cases the amount payable has not yet been determined. In certain cases where such amount has been determined we have filed an appeal. As in the case of Vidycom, we believe that there are questions of fact and of law in favor of those companies that would lead Comfer to reassess its position.

        Claims against Difusora S.A.    On April 25, 2001, Comfer notified Difusora S.A. ("Difusora"), a company absorbed by us, of the amount it must pay as a result of its participation in the payment facilities regime, or compensation based moratorium. The amount is Ps.107,106, which we elected to pay by ceding advertising time.

        In addition, on February 8, 2002, Comfer notified Difusora that the amount to be settled corresponding to an action brought due to infringements of content and minority age-protection regulations that allegedly occurred between May 1, 1999 and December 9, 1999 is Ps.17,054. Difusora presented an appeal challenging this assessment but the appeal was rejected by Comfer. Difusora has agreed to pay this claim by ceding advertising time.

        On December 17, 2002, Comfer notified Difusora that the amount to be settled under the installment plan instituted by Decree No. 762/01 is Ps.23,708. Comfer forgave 70% of such amount and the remaining 30% is to be cancelled by us as follows: (i) Ps.4,694 by ceding advertising time, and (ii) Ps.2,418 in cash payments. On April 15, 2003, Comfer approved Difusora's filing and on May 29, 2003, Comfer and Difusora signed the "Installment Payment Agreement Decree No. 762/01" formalizing the agreement.

Other

        We were also involved, as successor to Video Cable Privado, S.A. ("VCPSA"), in two lawsuits filed by:

  1.
  a concessionaire of VCPSA in connection with an eight year concession agreement dated December 1990 between VCPSA and that concessionaire; and

  2.
  an assignee of 50% of that concessionaire's rights under the concession agreement.

        We acquired VCPSA in October 1992 and later merged it into Multicanal. The plaintiffs sought damages for lost profits from Multicanal, allegedly arising from VCPSA's rescission of the concession agreement without cause in August 1991. We requested that both lawsuits be dismissed. The expert appraiser appointed by the court in both lawsuits reported damages of approximately Ps.13 million. Both lawsuits were subsequently joined into one proceeding. On July 20, 2001 the judge issued a decision in which he awarded damages in the amount of Ps.107,000 and lost profits to be determined in accordance with a complex formula to be applied by the expert appraiser. Both parties challenged the decision in the court of appeals, which court set an amount of Ps.750,000, which we deposited in escrow. The plaintiffs were unsuccessful in challenging the court of appeals decision and in September 2003 we deposited the amount with the court.

        We are also involved in other litigation in Argentina from time to time in the ordinary course of business. In management's opinion, the litigation in which we are currently involved in Argentina, individually and in the aggregate, is not material to our financial condition or results of operations. For a description of our APE proceeding, see "Item 3. Key Information—Risks Relating to Multicanal—Certain holders have challenged our restructuring proposal" and "Item 13. Defaults, Dividend Arrearages and Delinquincies."

Item 9. The Offer and Listing

Markets

        Trading in the Notes takes place primarily in the over-the-counter-market. Accordingly, we have been unable to obtain reliable information on such trading.

Item 10. Additional Information

Memorandum and Articles of Association

        Set forth below is a brief summary of certain significant provisions of our bylaws and Argentine law. We do not have a memorandum or articles of association. This description does not purport to be complete and is qualified by reference to our bylaws, which have been filed as an exhibit to this annual report. If our APE is finally judicially approved and we consummate our restructuring, our bylaws will be amended to reflect the terms of such restructuring. For a description of the provisions of our bylaws relating to our Board of Directors see "Item 6. Directors, Senior Management and Employees."

Register and Corporate Purpose

        We are a sociedad anónima (corporation) organized in Argentina. We were registered in the Public Registry of Commerce of Buenos Aires on July 26, 1991 under the number 5225 of Book 109, Volume A of Corporations.

        Our corporate purpose, found in Section Three of our bylaws, is the installation and exploitation of broadcasting services pursuant to Argentine law, via closed television circuits; community antennas; cable systems; UHF, VHF and MMDS air systems; satellite transmission and reception and private and public advertising in all their modalities.

Rights, Preferences and Restrictions Attaching to Shares

        In the event of a capital increase, a holder of existing shares of a given series has a preferential right to subscribe for a sufficient number of shares of the same series to maintain the holder's existing proportionate holdings of shares of that series. Preemptive rights must be exercised within the term fixed by the ordinary meeting of our Board of Directors following the publication of notice in a newspaper of general circulation in Argentina. Under Argentine law, preemptive rights may be assigned and are instrumental upon request of the holder against presentation of slips "to bearer" issued by us at no cost to the shareholder.

        The only difference in rights between our Class A and Class B shares is that Class A shares are entitled to five votes per share and Class B shares are entitled to one vote per share.

Shareholders' Meetings

        General shareholders' meetings may be ordinary meetings or extraordinary meetings. Extraordinary general meetings are those called to consider matters which should not be considered by the ordinary meetings as specified in the Corporations Law No. 19,550, including amendment of the bylaws, liquidation, merger and transformation from one type of company to another, as well as to consider the removal of our shares from any local stock exchange or any foreign stock exchange. General meetings to consider all other matters are ordinary meetings.

        The quorum for an ordinary general meeting is 50% of the shares entitled to vote, and decisions may be adopted by an absolute majority of the votes present. If a quorum is not available, a second meeting may be called at which decisions may be adopted by a majority of the votes present, regardless of the number of such votes present. The quorum for extraordinary meetings is 60% of the shares entitled to vote. If a quorum is not available, a second meeting may be called and decisions may be adopted based on a majority of the votes present. There are no conditions of admission for our shareholders' meetings.

Limitation on Rights to Own Securities

        There are no limitations on the rights to own our securities in our bylaws. Pursuant to Section 123 of the Argentine Companies Law, non-Argentine legal entities that own shares in Argentine corporations that are not listed and traded on the local stock exchange must register with the IGJ. Under Section 46 of the Broadcasting Law the shareholders and partners of a licensee such as us are restricted to Argentine nationals without corporate, legal or other affiliation with foreign media or broadcasting entities, shareholders or partners of a licensee. Law No. 25,750, passed on June 18, 2003, requires that corporations in media-related businesses be owned by Argentine persons and establishes a maximum potential foreign ownership of such companies at 30% of the outstanding capital stock representing 30% of the voting rights. These requirements can be waived if the Executive Branch agrees and there is a bilateral treaty granting non-discriminatory treatment. Currently, such treaties exist between Argentina and the United States, Italy and France.

Capital Stock

        Our capital stock is Ps.371,635,103. Our capital stock may be increased by a resolution of an extraordinary meeting, as was done on August 8, 2003 when a capital increase of Ps.4,814,066 was approved. The issuance of ordinary shares to be offered for subscription may be resolved by an ordinary meeting. If our shares join the public offering regime, the meeting may delegate to our Board of Directors the power to establish the date and means of placement, as well as the issue price, subject to the guidelines established at the ordinary meeting. Subject to the same conditions, preferred shares may be issued, the rights and characteristics of which are determined at an ordinary meeting. Preferred shares may have voting rights. On May 7, 2004, our Board of Directors approved an increase in our capital stock intended solely to enable us to comply with the terms of our restructuring if the Buenos Aires Court's order of April 14, 2004 is affirmed.

Enforceability of Civil Liabilities

        We are organized under the laws of Argentina and our directors, officers and controlling persons reside outside the United States. As a result, it may be difficult for investors to effect service of process within the United States on such persons. It may be difficult to enforce against them, either inside or outside the United States, judgments obtained against them in U.S. courts, or to enforce in the U.S. court judgments obtained against them in courts in jurisdictions outside the United States, in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Argentina, whether in original actions or in actions to enforce judgment of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

Material Contracts

        We have not entered into any material contracts, other than our APE, attached hereto as Exhibit 2.1, and contracts entered into in the ordinary course of business, for the two years preceding the filing of this Form 20-F.

Exchange Controls

        The Argentine foreign exchange market was subject to exchange controls until December 1989, when a freely floating exchange rate was established for all foreign currency transactions. From 1989 to December 3, 2001, there were no foreign exchange controls preventing or restricting the conversion of pesos into dollars. From December 3, 2001 until January 2, 2003, the transfer of foreign currency, except for certain transactions, was subject to prior authorization by the Central Bank, including for the payment by Argentine debtors of principal on financial indebtedness and for the distribution of dividends. Effective January 2, 2003, the Central Bank's prior authorization for the transfer of funds abroad in order to make payments of principal and/or interest was no longer required provided that certain conditions were met, as set out in Communication "A" 3843 dated December 26, 2002, as amended by Communication "A" 3866 dated January 16, 2003.

        On February 8, 2002, the Central Bank issued Communication "A" 3471, which specified that, until June 13, 2002, transfers of funds abroad by the financial sector to effect principal payments on certain indebtedness, such as the Notes, required Central Bank approval. On April 29, 2002, the Central Bank extended the effective date of "A" 3471 and the related Communication "A" 3537 to August 12, 2002, pursuant to Communication "A" 3584. In addition, on February 3, 2002, the government required all banks to transfer all of their foreign currency to the Central Bank. However, that measure was suspended on February 8, 2002.

        On May 6, 2003, the Argentine Central Bank issued Communication "A" 3944 repealing the prior consent requirement from the Central Bank in order to make payments of principal or interest on financing debt obligations. Although there are currently no restrictions on the transfer of funds in payment of principal or interest out of Argentina for any existing debt, Communication "A" 3944 requires that, if applicable, the paying debtor should comply with Central Bank Communication "A" 3602 that provides for disclosing information of existing debt. Notwithstanding the foregoing, Communication "C" 35731 dated May 8, 2003 establishes certain conditions that must be met so as to be exempt from the Central Bank's prior authorization. On May 18, 2004, the Argentine Central Bank issued Communication "A" 4142 authorizing access to the exchange market in connection with: (i) the payment of accrued interest on foreign debts, prior to the relevant interest maturity date; and (ii) the total or partial payment of principal, at its nominal value, of private non-financial sector foreign debts deriving from financial loans, the issuance of bonds and other debt instruments, within 90 calendar days prior to the maturity date, provided that a 180-day minimum term as from the entry of the foreign funds into the exchange market has elapsed. If the Central Bank further restricts our ability to transfer dollars abroad, this will continue to affect our ability to pay principal and interest on our dollar-denominated liabilities when they come due. See "Item 3. Key Information—Risk Factors—Risks Relating to Argentina—Exchange controls may prevent us from servicing our external debt obligations," and "Item 3. Key Information—Risk Factors—Risks Relating to Multicanal—Recent losses and default."

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

        The following discussion does not address tax consequences applicable to purchasers of the Notes in particular jurisdictions that may be relevant to such purchasers. Prospective purchasers of the Notes are advised to consult their own tax advisers as to the consequences under the tax laws of the country of which they are residents of an investment in the Notes, including, without limitation, the receipt of interest and the sale, redemption or any disposition of the Notes.

Argentine Tax Considerations

Income Tax

        Except as described below, interest payments on the Notes, including any original issue discount, are currently exempt from Argentine income tax, provided that the Notes were issued in accordance with the Negotiable Obligations Law and qualify for tax exempt treatment under Section 36 of this law. Under this section, interest on the Notes is exempt if the following conditions (the "Section 36 Conditions") are satisfied:

  1.
  We place the Notes through a public offering authorized by the CNV;

  2.
  We use the proceeds of the offering for any of the following purposes:

  •
  investments in physical assets located in Argentina;

  •
  working capital in Argentina;

  •
  refinancing of liabilities; and/or

  •
  capital contributions to controlled or affiliated companies, the proceeds of which are applied exclusively for the preceding purposes; and

  3.
  We provide evidence to the CNV, in the time and manner prescribed by regulation, that the proceeds of the sale of the Notes have been used for any of the purposes described in paragraph (2) above.

        The Notes were issued in compliance with the Section 36 Conditions.

        If we do not comply with these conditions, Section 38 of the Negotiable Obligations Law makes us responsible for tax payments that would have otherwise been payable by the holders with respect to interest received on the Notes. In this case, pursuant to the terms of the Notes, we will be liable for the payment of this tax so that holders would receive the amount of interest provided in the Notes as if none of these taxes had been required.

        Presidential Decree No. 1,076 of June 30, 1992, as amended and ratified, eliminated the exemption described above for those taxpayers subject to the tax adjustment for inflation rules under Title VI of the Argentine Income Tax Law. In general, these taxpayers are entities organized or incorporated under Argentine law, local branches of foreign entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina. As a result of this Decree, interest paid to the holders that are subject to the tax adjustment for inflation rules is subject to withholding at a rate of 35%, as prescribed by Argentine tax regulations. The withholding is credited towards the assessed income tax, which is at a rate of 35% on net income.

        Resident and non-resident individuals and foreign entities not having a permanent establishment in Argentina are not subject to taxation on capital gains derived from the sale or other disposition of the Notes if the Section 36 Conditions have been satisfied. As a result of Presidential Decree No. 1,076, those taxpayers subject to the tax adjustment for inflation rules of the Argentine Income Tax Law are subject to taxes on capital gains on the sale or other disposition of the Notes as prescribed by Argentine tax regulations.

Personal Assets Tax

        In accordance with Law No. 23,966 dated August 20, 1991, as amended (the "Personal Assets Tax Law"), individuals domiciled and undivided estates located in Argentina or abroad must include securities, such as the Notes, in the composition of their assets in order to determine their tax liability for the tax on personal assets. The annual rate of this tax is 0.5%, if the year-end value of the assets does not exceed Ps.200,000, and 0.75%, if the year-end value of the assets exceeds Ps.200,000, with a non-taxable amount of up to Ps.102,300 for individuals and undivided estates located in Argentina. Although Notes directly held by individuals domiciled and undivided estates located outside Argentina would technically be subject to the tax on personal assets, the Personal Assets Tax Law provides no method or procedure for the collection of this tax for securities, including the Notes, that are directly held by such individuals or undivided estates. Legal entities, whether domiciled in Argentina or abroad, are not subject to the tax on personal assets for the Notes.

        In addition, the Personal Assets Tax Law establishes a legal presumption, which does not allow proof of any kind to the contrary, that certain assets directly owned ("titularidad directa") by a foreign legal entity that is located in a country which does not require shares or private securities to be held in registered form, are deemed to be owned by individuals domiciled or undivided estates located in Argentina. Therefore, these assets are subject to the tax on personal assets. In these cases, the law imposes the obligation to pay the tax on personal assets at an increased rate of one and a half percent (1.5%) on any individual or legal entity domiciled or located in Argentina who is related to the securities by means of, among other things, co-ownership, deposit, custody or administration. This individual or legal entity acts as a substitute obligor. The Personal Assets Tax Law also authorizes the substitute obligor to seek recovery of the amount so paid, without limitation, by way of withholding or by foreclosing on the assets that gave rise to such payment.

        The above described legal presumption does not apply to the following foreign legal entities that directly own securities:

  •
  insurance companies;

  •
  open-end investment funds;

  •
  pension funds; and

  •
  banks or financial entities whose head office is located in a country whose central bank or equivalent authority has adopted the international standards of supervision established by the Basle Committee.

        Notwithstanding the above, Decree No. 812/96, dated July 24, 1996, establishes that the legal presumption discussed above does not apply to shares and debt-related private securities, such as the Notes, whose public offering has been authorized by the CNV and which are tradable on the stock exchanges located in Argentina or abroad. In order to ensure that this legal presumption will not apply to, and, correspondingly, that we will not be liable as a substitute obligor on, the Notes, we will keep in our records a duly certified copy of the CNV resolution authorizing the public offering of the shares or debt-related private securities as well as the time limit that will be in effect as required by Resolution No. 4203 of the AFIP dated August 1, 1996.

        Law No. 25,585, issued on May 15, 2002, amended requirements related to the registration of personal asset tax corresponding to holders of the capital stock of Argentine corporations. As from January 1, 2002, issuers must register personal asset tax corresponding to shareholders who are Argentine individuals, foreign individuals or legal persons. The applicable rate is 0.5% on the proportional net worth as of December 31 of each year.

Minimum Notional Income Tax

        Pursuant to a tax law approved by the Argentine Congress on December 7, 1998 (the "Tax Law"), Argentine entities are subject to a "minimum notional income" tax at a rate of 1% of total assets. This tax may affect holders of Notes having a presence in or other relationship with Argentina, including corporations domiciled in Argentina, Argentine trusts and open-ended investment funds, and permanent establishments in Argentina of foreign holders. This tax will not affect any other holders of the Notes.

        As mentioned above, in May 2001, the cable television industry signed an agreement with the Argentine Federal Government to improve the competitiveness of the sector. Under this agreement, companies who acceded to the agreement could be exempted from the minimum notional income tax. We acceded to the agreement and became eligible for its benefits as of August 2001. Because this benefit expired in March 2003 we were again subject to this tax beginning in April 2003. See "Item 5. Operating and Financial Review and Prospects—Overview—Other Factors Affecting our Results and Financial Condition—Tax Reform."

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

Stamp and Transfer Taxes

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

United States Federal Income Tax Considerations

        The following is a summary of certain United States federal income tax considerations that may be relevant to a holder of a Note that is a citizen or resident of the United States or a domestic corporation that otherwise is subject to United States federal income taxation on a net income basis with respect to the Note (a "U.S. Holder"). This summary deals only with U.S. Holders who will hold the Notes as capital assets and does not deal with special situations, such as those of dealers in securities or currencies, traders in securities or currencies that elect mark-to-market treatment, financial institutions, life insurance companies, persons holding Notes as part of a hedging or conversion transaction or a straddle or holder of Notes whose "functional currency" is not the U.S. dollar. This discussion does not deal with all aspects of United States federal income and estate taxation that may be relevant to U.S. Holders in view of their particular circumstances, nor does it address the effect of any applicable state or local tax law. Furthermore, this discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the

"Code") and administrative and judicial interpretations thereof as of the date hereof, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. For purposes of the following discussion, it is assumed that the Notes will constitute debt for federal income tax purposes. Prospective U.S. Holders of Notes should consult their own tax advisors as to the United States federal, state and local and the foreign tax consequences of the ownership and disposition of the Notes.

Taxation of Interest

        The gross amount of interest and additional amounts, if any, payable with respect to the Notes to a U.S. Holder will be treated as interest income from sources without the United States which is subject to federal income taxation as ordinary income at the time that such payments are accrued or are received (in accordance with the U.S. Holder's method of tax accounting).

Taxation of Dispositions

        Upon the sale, exchange or retirement of a Note, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (not including any amounts attributable to accrued and unpaid interest) and the U.S. Holder's tax basis in such Note. Gain or loss recognized by a U.S. Holder will generally be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of the disposition. Long-term capital gains recognized by an individual holder are subject to tax at a lower rate than short-term capital gains or ordinary income.

Non-U.S. Persons

        Holders of the Notes who are not United States persons, which we refer to as Non-U.S. Holders, will not be subject to United States federal income taxes, including withholding taxes, on payments of interest on the Notes so long as the requirements described under "Information Reporting and Backup Withholding" are satisfied, unless such income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States.

        The gain realized on any sale or exchange of the Notes by a Non-U.S. Holder will not be subject to United States federal income tax, including withholding tax, unless (i) such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States, or (ii) in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of sale and either (a) such gain or income is attributable to an office or other fixed place of business maintained in the United States by such Non-U.S. Holder, or (b) such Non-U.S. Holder has a tax home in the United States.

Information Reporting and Backup Withholding

        Payment of the proceeds from a sale of Notes to or through a U.S. office of a broker will be subject to information reporting and backup withholding unless the owner establishes an exemption. Any amount withheld under the backup withholding rules would be credited against the holder's federal income tax liability or refunded, provided that the required information is furnished to the Internal Revenue Service. Non-U.S. Holders may be required to comply with applicable certification procedures to establish that they are not U.S. Holders in order to avoid the application of such information reporting requirements and backup withholding tax.

Documents on Display

        The materials included in this annual report on Form 20-F, and exhibits thereto, may be inspected and copied at the U.S. Securities and Exchange Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. We will be filing the materials in this annual report on Form 20-F, and exhibits thereto, by electronic means and they will be available to the public over the Internet at the Commission's web site at http://www.sec.gov.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

        We have not engaged in any market risk sensitive instruments for trading or non-trading purposes. We are exposed to various market risks, including changes in foreign currency exchange rates, interest rates and inflation. Market risk is the potential loss arising from, among other things, adverse changes in foreign currency exchange rates, interest rates and inflation.

        Exchange rate risk exists principally with respect to our indebtedness denominated in currencies other than Argentine pesos. Interest rate risk exists principally with respect to our dollar-denominated external indebtedness that bears interest at floating rates, as well as with respect to our peso-denominated Argentine bank and financial debt. Obligations converted into pesos according to Decree No. 214/02 are subject to varying interest rates. Communication "A" 3507, as modified by Communication "A" 3561 of the Central Bank, applied, as of February 4, 2002, a CER to the principal amount of dollar-denominated indebtedness converted into pesos. After adjustment in accordance with the CER an indexation rate, Communication "A" 3507 further imposed a maximum rate of 8%, as of February 3, 2002, on such dollar denominated indebtedness converted into pesos. However, we cannot assure you that this Central Bank policy limiting increases in interest rates will remain in place, or that we will not be adversely affected by future fluctuations in the rates charged on our peso-denominated bank and financial debt denominated in dollars and later converted into pesos. Inflation risk exists principally with respect to the adjustment in accordance with the CER of our peso-denominated bank and financial debt. In light of the recent macro-economic situation in Argentina, this peso-denominated bank and financial debt is susceptible to inflationary pressures.

        While we realize substantially all of our earnings in Argentina through sales denominated in Argentine pesos, a substantial portion of our debt obligations, operating costs (including programming costs) and expenses are and will continue to be denominated in dollars and will therefore be exposed to currency exchange rate risks.

        We continuously monitor our economic exposure to changes in foreign exchange rates. At December 31, 2003, our net monetary position in dollars subject to foreign currency exchange rate fluctuations was approximately U.S.$593 million. Our foreign exchange rate-related exposure is determined based on our monetary position and that of our subsidiaries, and primarily reflects dollar-denominated bank and financial debt and accounts payable, reduced by our cash and cash equivalents and other dollar-denominated assets (mainly receivables).

        The following table provides information on our bank and financial debt and acquisition related debt outstanding at December 31, 2003. Variable interest rates are based on effective rates at December 31, 2003. See Note 7 to the consolidated financial statements for further information. All amounts are presented in thousands.

        Bank and financial debt:

	Currently due	2005
Notes
U.S. dollars	466,815
Fixed rate (average)	11.1%
Series J Floating Rate Notes and bank debt
U.S. dollars	177,452
Pesos	72,896	240
Variable rate (average)	6.7%	14%

        Acquisition-related debt:

2004
U.S. dollars	2.780
Fixed rate	10%

        We have not used financial instruments to hedge our exposure to fluctuations in foreign currency exchange or interest rates.

Item 12. Description of Securities Other than Equity Securities

        Not applicable.

Item 13. Defaults, Dividend Arrearages and Delinquencies

        As a result of Argentina's severe economic recession and the restrictions affecting our ability to refinance our debts, on February 1, 2002, we announced that we had defaulted on payment of principal and interest on our 9 1/4% Notes due 2002 and interest payments on our 10 1/2% Notes due 2007. On February 26, 2002, we defaulted on interest payments on our Series J Floating Rate Notes due 2003, and on April 15, 2002, we defaulted on interest payments on our Series C 10 1/2% Notes due 2018 and our Series E 13.125% Notes due 2009. In consultation with our financial advisor, we have undertaken to restructure our Existing Debt (the "Restructuring") in accordance with the Argentine Insolvency Law by means of an APE. On January 31, 2003, we announced an offer to purchase (the "Cash Tender Offer") for cash U.S.$100 million of our Existing Debt at a price of U.S.$300 per U.S.$1,000 aggregate principal amount of Existing Debt tendered for purchase. We will not pay any accrued and unpaid interest (including default interest and additional amounts, if any) on the Existing Debt tendered for purchase in the Cash Tender Offer. The Cash Tender Offer, as originally announced, was subject to several conditions precedent, including (a) U.S.$100 million aggregate principal amount of Existing Debt shall have been tendered by holders of Existing Debt, (b) our controlling shareholders shall have made an irrevocable cash contribution of U.S.$10 million to us on or after the date of the Cash Tender Offer, and (c) the execution of an APE by us and an attorney-in-fact representing holders of at least U.S.$380 million aggregate principal amount of Existing Debt in accordance with the terms prescribed by Argentine law to make such agreement enforceable in Argentina for purposes of Chapter VII, Title II of the Argentine Insolvency Law; provided that the participants agree in the aggregate to allocate their Existing Debt between the two options presented to them so that the level of participation in one option does not exceed by more than 10% the level of participation in the other option (as a percentage of the total consideration being offered in each of such options).

        On February 7, 2003 we announced that we were soliciting (the "APE Solicitation") from holders of Existing Debt powers of attorney in favor of an attorney-in-fact to execute an APE. On July 25, 2003, we publicly announced the amendment of our Cash Tender Offer (as amended, the "Cash Option

Solicitation") and the APE Solicitation, as a result of the requests made by our creditors, to include an increase in the consideration offered to the holders of the Existing Debt that participate in the APE Solicitation, a modification of the minimum participation requirements of the APE Solicitation, a modification of certain conditions precedent of the APE Solicitation and the Cash Option Solicitation and the inclusion of the cash payment pursuant to the Cash Option Solicitation as an option in the APE Solicitation.

        On December 10, 2003, a meeting of our bondholders was held, as called for by Section 45 bis of the Argentine Insolvency Law. Holders of Existing Notes who voted for our APE at that meeting, together with the holders of our bank debt who had agreed to assume obligations under the APE, represented approximately 67.61% of the amount of the Existing Debt as of June 30, 2003 for purposes of determining the degree of acceptance of our APE. On December 17, 2003, the Buenos Aires Court determined that the formal requirements for confirmation of the APE had been met and ordered us to publish the statutory notices regarding creditor objections. We published those notices beginning on December 31, 2003 and the applicable statutory period for filing objections expired on February 13, 2004.

        On April 14, 2004 the Buenos Aires Court issued a decision rejecting each of the objections that were filed and confirming the APE. In addition, the Buenos Aires Court ordered that persons present at the bondholders' meeting held on December 10, 2003, who voted against or abstained from voting, as well as those who were absent, be permitted to exercise the right granted to the rest of the creditors to elect among the three options presented, under the same conditions as those who had already made such election directly with us or at the December 10, 2003 bondholders' meeting.

        Three of the claimants initially appealed the court ruling approving the APE. However, only two of the appellants submitted additional supporting documentation required under Argentine law to permit consideration of their appeals. We cannot assure you that the ruling confirming the APE will be affirmed by the Court of Appeals.

        If the court of appeals affirms the APE confirmed by the Buenos Aires Court, subject to allocation as established in the APE, holders of our Existing Debt that elected to participate in the Cash Option Solicitation will receive a cash payment of U.S.$300 per U.S.$1,000 of principal of Existing Debt. Holders that instead accepted the APE Solicitation will receive, subject to allocation as established in the APE, for each U.S.$1,000 principal amount of Existing Debt tendered in connection with the APE Solicitation, either:

  (i)
  U.S.$1,050 principal amount of the Company's 10-Year Step-Up Notes (the "10-Year Notes"); or

  (ii)
  641 of our class C shares of common stock and U.S.$440 principal amount of either (a) our 7% 7-Year Notes (the "7-Year Fixed Rate Notes"); or (b) our 7-Year Floating Rate Notes (the "7-Year FRNs," together with the 7-Year Fixed Rate Notes, the "7-Year Notes").

        We will not pay any accrued and unpaid interest (including default interest and additional amounts, if any) on the Existing Debt that is exchanged or capitalized pursuant to the APE.

        We are seeking to (i) reacquire approximately U.S.$125 million of the principal amount of the Existing Debt with an aggregate cash payment of U.S.$37.5 million, (ii) exchange approximately U.S.$76.5 million principal amount of our Existing Debt for U.S.$80.3 million of 10-Year Notes, (iii) exchange approximately U.S.$143.0 million principal amount of our Existing Debt for U.S.$143.0 million of our 7-Year Notes and (iv) capitalize approximately U.S.$181.9 million principal amount of our Existing Debt.

        We remain committed to preserving the continuity of our operations. This long-term objective, however, requires that our Existing Debt be adequately restructured, whether pursuant to an APE or, if the final appeals court affirmation of our APE is not forthcoming, any other means available to us under the existing legal framework.

        This information has been previously reported by us in our Form 6-K filings. See "Item 3. Key Information—Risk Factors—Risks Relating to Multicanal—Certain holders have challenged our restructuring proposal."

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

        Upon affirmation by the court of appeals of the confirmed APE and upon consummation of the transactions contemplated in the APE, Existing Notes will be exchanged for either a cash payment, 10-Year Notes or the 7-Year Notes plus Class C shares, in each case under the terms and conditions of the APE. Neither the APE nor the 7-Year Notes, the 10-Year Notes or the Class C shares to be issued pursuant to the APE have been or will be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and may not be transferred or sold in the United States except pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act. These new securities will only be delivered (i) in the United States to "qualified institutional buyers" as that term is defined in Rule 144A under the Securities Act, in a private transaction in reliance upon an exemption from the registration requirements of the Securities Act, (ii) outside the United States in offshore transactions in reliance upon Regulation S under the Securities Act and (iii) in reliance upon an exemption from the registration requirements of the Securities Act. See "Item 13. Defaults, Dividend Arrearages and Delinquincies."

Item 15. Controls and Procedures

        We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial and Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial and Administrative Officer concluded that the disclosure controls and procedures as of December 31, 2003 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act, as amended, recorded, processed, summarized and reported as and when required.

        There has been no change in our internal control over financial reporting during 2003 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

        Our Board of Directors has determined that Alejandro Alberto Urricelqui qualifies as an "audit committee financial expert" within the meaning of this Item 16A.

Item 16B. Code of Ethics

        We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to our chief executive officer, chief financial and administrative officer, and programming manager, as well as to our other employees. We recently amended our code of ethics to address requirements associated with disclosure and public communications and to make explicit the need to comply with applicable governmental laws, rules and regulations. Our code of ethics is filed as an exhibit to this Form 20-F.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

        The following table sets forth the fees billed to us by our independent auditors, Price Waterhouse & Co., during the fiscal years ended December 31, 2002 and 2003:

	Year ended December 31,
	2002	2003
Audit fees	1,308,691	1,293,897
Audit-related fees	138,708	241,734
Tax fees	45,892	23,518

Total fees	1,493,291	1,559,149

Audit Fees

        Audit fees in the above table are the aggregate fees billed by Price Waterhouse & Co. and other PricewaterhouseCoopers firms in connection with the audit of our annual financial statements and the review of our interim financial statements.

Audit-Related Fees

        Audit-related fees in the above table are the aggregate fees billed by Price Waterhouse & Co. and other PricewaterhouseCoopers firms for assurance and related services that are reasonably related to the performance of the audit or review of the consolidated financial statements and are not reported under the audit fee item above.

Tax Fees

        Tax fees in the above table are fees billed by other PricewaterhouseCoopers firms for tax compliance, tax advice and tax planning professional services.

Audit Committee Pre-Approval Policies and Procedures

        Our audit committee has not established pre-approval policies and procedures for the engagement of our independent auditors for services. Our audit committee expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us.

Item 17. Financial Statements

        The Registrant has responded to Item 18 in lieu of this Item.

Item 18. Financial Statements

        Reference is made to Item 19(a) for a list of all financial statements filed as part of this Form 20-F.

Item 19. Financial Statements and Exhibits

  (a)
  List of Financial Statements.

  (b)
  List of Exhibits

1.1.	Amendments to bylaws (estatutos) of Multicanal S.A., dated January 11,
2000, May 8, 2001, and February 13, 2003 (English translations)
(incorporated by reference to Exhibits 1.1, 1.2 and 1.3 to our Annual
Report on Form 20-F for the year ended December 31, 2002).
2.1.	Acuerdo Preventivo Extrajudicial by and among Multicanal S.A. and Holders of its Debt, dated December 12, 2003 (English translation).
2.2.	Decision of the Buenos Aires Court, dated April 14, 2004 (English translation).
7.1.	Explanation of the calculation of ratios in our report (incorporated by reference to "Item 3. Key Information—Selected Financial Data").
8.1.	List of subsidiaries (incorporated by reference to "Item 4. Information on the Company—Organizational Structure").
11.1	Code of ethics (English translation).
12.1.	Certification of Carlos Alberto Moltini pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2.	Certification of Adrián Mészaros pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1.	Certification of Carlos Alberto Moltini pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2.	Certification of Adrián Mészaros pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

MULTICANAL S.A.

Signature

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MULTICANAL S.A.
By:	/s/ ADRIÁN MÉSZAROS Name: Adrián Mészaros Title: Chief Financial Officer

Date: June 29, 2004.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

MULTICANAL S.A.

CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2003 AND 2002
AND FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Multicanal S.A.

1.
We have audited the accompanying consolidated balance sheets of Multicanal S.A. and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.
As indicated in Note 2.3., effective March 1, 2003, the Company has discontinued the restatement of the financial statements into constant currency, as required by a resolution issued by the Comisión Nacional de Valores (CNV). Since generally accepted accounting principles in Argentina require companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represents a departure from generally accepted accounting principles in Argentina.

4.
In our opinion, except for the effects of the matter described in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Multicanal S.A. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in Argentina.

5.
As discussed in Note 2.2 to the consolidated financial statements, effective January 1, 2003 the Company adopted new accounting pronouncements related to valuation and disclosure criteria. As required by accounting principles generally accepted in Argentina, the Company has restated its prior period financial statements presented for comparative purposes to reflect the adopted changes in accounting principles, except for certain valuation and disclosure criteria that in accordance with the transition provisions have been applied prospectively.

6.
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency. Additionally, as also discussed in Note 12 to the consolidated financial statements, the Company has been negatively impacted by the Argentine government's adoption of various economic measures and by the devaluation of the Argentine peso. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in Note 7. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

7.
Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item

  18 to form 20-F. Information relating to the nature and effect of such differences is presented in Notes 15 and 16 to the consolidated financial statements.

Buenos Aires, Argentina March 8, 2004, except as to Note 14, which is as of May 7, 2004	PRICE WATERHOUSE & CO.
by /s/ Alberto E. Fandiño (Partner) Alberto E. Fandiño

MULTICANAL S.A.
CONSOLIDATED BALANCE SHEETS
At December 31, 2003 and 2002
(Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter—Note 2.3)

	December 31,
	2003	2002
ASSETS
CURRENT ASSETS
Cash and deposits in banks	187,475,744	105,568,370
Short-term investments (Note 3 (a))	450,952	1,455,602
Trade receivables (Note 3 (b))	15,527,882	25,093,209
Receivables from related parties	12,016,311	12,852,899
Other (Note 3 (c))	46,926,992	38,326,935

Total current assets	262,397,881	183,297,015

NON-CURRENT ASSETS
Long-term investments (Note 3 (e))	11,996,007	7,306,722
Property and equipment, net (Note 4)	495,848,975	624,697,897
Intangible assets, net (Note 5)	35,083,550	37,062,655
Goodwill (Note 3 (f))	1,172,682,439	1,173,368,404
Other (Note 3 (d))	379,349,295	367,574,507

Total non-current assets	2,094,960,266	2,210,010,185

Total assets	2,357,358,147	2,393,307,200

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	96,041,540	110,728,614
Short-term bank and financial debt (Notes 3 (g) and 7)	1,963,820,070	2,035,914,887
Acquisition related debt	8,158,497	8,804,594
Taxes payable	16,878,902	15,729,716
Debt with related parties	20,458	1,028,432
Payroll and social security payable	11,643,677	9,886,784
Other (Note 3 (h))	7,342,309	13,191,225

Total current liabilities	2,103,905,453	2,195,284,252

NON-CURRENT LIABILITIES
Taxes payable	684,715	2,304,041
Acquisition related debt	100,633	3,349,215
Long-term bank and financial debt	239,753	239,748
Other (Note 3 (i))	15,133,341	19,722,435
Provision for lawsuits and contingencies (Note 6 (c))	19,831,019	18,495,701

Total non-current liabilities	35,989,461	44,111,140

Total liabilities	2,139,894,914	2,239,395,392

TEMPORARY TRANSLATION DIFFERENCES	3,330,360	—
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	31,476,831	32,807,213
SHAREHOLDERS' EQUITY (as per related statement)	182,656,042	121,104,595

Total liabilities, temporary translation differences, minority interest in consolidated subsidiaries and shareholders' equity	2,357,358,147	2,393,307,200

The accompanying notes and exhibit are an integral part of these consolidated financial statements.

MULTICANAL S.A.
CONSOLIDATED STATEMENT OF INCOME
For the years ended December 31, 2003, 2002 and 2001
(Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter—Note 2.3)

	December 31,
	2003	2002	2001
Net revenues (Note 3 (j))	507,498,473	582,120,864	999,719,361
Operating costs
Direct operating expenses (Exhibit I)	(245,004,104)	(312,181,488)	(500,032,283)
General and administrative expenses (Exhibit I)	(59,105,012)	(84,664,191)	(135,554,406)
Selling and marketing expenses (Exhibit I)	(35,377,838)	(41,813,366)	(35,364,081)
Depreciation and amortization	(150,085,893)	(309,128,310)	(334,648,413)

Operating gain (loss)	17,925,626	(165,666,491)	(5,879,822)
Non-operating expenses
Financial results, net
On assets
Result of exposure to inflation	(8,617,916)	(161,329,039)	—
Exchange gain (loss) and results from conversion	(19,607,903)	21,166,047	1,484,479
Bank expenses	(916,877)	(883,907)	(1,400,857)
Holding gains/short-term investments	348,813	5,052,510	1,868,683
Interest income	2,200,607	574,539	2,453,365
On liabilities
Result of exposure to inflation	7,241,208	339,383,841	—
Interest expense	(195,576,259)	(247,239,379)	(197,822,324)
Loan index adjustment	(3,371,472)	30,421,798	—
Result from advanced repurchase of negotiable obligations	—	420,871,431	9,279,477
Exchange gain (loss)	275,528,045	(860,361,623)	(4,718,525)
Tax recovery	—	726,663	—
Tax on debits and credits to bank current accounts	(5,541,535)	(5,026,792)	(4,569,887)
Tax on interest	—	—	(13,367,260)
Commissions	(25,632,405)	(18,315,035)	(17,306,773)
Other non-operating income (expenses), net (Note 3 (k))	4,013,065	(311,767,208)	(358,863,553)

Gain (loss) before gain on sale of investees, taxes, minority interest, and equity in gains (losses) of affiliated companies	47,992,997	(952,392,645)	(588,842,997)
Gain on sale of investees	—	—	324,904,098
Income taxes and/or tax on minimum notional income	8,069,210	246,854,666	64,761,149

Gain (loss) before minority interest and equity in gains (losses) of affiliated companies	56,062,207	(705,537,979)	(199,177,750)
Minority interest in results of consolidated subsidiaries	571,482	(7,578,070)	(2,938,829)

Gain (loss) before equity in gains (losses) of affiliated companies	56,633,689	(713,116,049)	(202,116,579)
Equity in gains (losses) of affiliated companies	4,917,758	23,187,910	(5,009,027)

Net gain (loss)	61,551,447	(689,928,139)	(207,125,606)

Weighted average number of shares	371,635,103	371,635,103	371,635,103
Net gain (loss) per share	0.17	(1.86)	(0.56)

The accompanying notes and exhibit are an integral part of these consolidated financial statements.

MULTICANAL S.A.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the years ended December 31, 2003, 2002 and 2001
(Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter—Note 2.3)

		SHAREHOLDERS' CONTRIBUTIONS
	Number of issued and authorized common shares par value Ps. 1	Common stock	Inflation adjustment of common stock (Note 2.6.(n))	Additional paid- in-capital	Merger premium	Irrevocable contributions	Voluntary reserve	Legal reserve	Accumulated deficit	Total shareholders' equity
At December 31, 2000	365,953,227	365,953,227	468,147,943	1,052,448,962	—	—	25,650,138	6,356,401	(904,887,164)	1,013,669,507
Changes to initial balance (Note 2.2)	—	—	—	—	—	—	—	—	2,085,049	2,085,049

Restated initial balances	365,953,227	365,953,227	468,147,943	1,052,448,962	—	—	25,650,138	6,356,401	(902,802,115)	1,015,754,556
Incorporation of balances following merger with Plataforma Digital S.A.	867,810	867,810	1,039,865	—	33,930,620	4,814,066	38,869,327	—	(77,117,904)	2,403,784
Net loss for the year	—	—	—	—	—	—	—	—	(207,125,606)	(207,125,606)

At December 31, 2001	366,821,037	366,821,037	469,187,808	1,052,448,962	33,930,620	4,814,066	64,519,465	6,356,401	(1,187,045,625)	811,032,734
Net loss for the year	—	—	—	—	—	—	—	—	(689,928,139)	(689,928,139)

At December 31, 2002	366,821,037	366,821,037	469,187,808	1,052,448,962	33,930,620	4,814,066	64,519,465	6,356,401	(1,876,973,764)	121,104,595
Capital increase resolved by the Extraordinary Shareholders' Meeting dated August 8, 2003	4,814,066	4,814,066	—	—	—	(4,814,066)	—	—	—	—
Net gain for the year	—	—	—	—	—	—	—	—	61,551,447	61,551,447

At December 31, 2003	371,635,103	371,635,103	469,187,808	1,052,448,962	33,930,620	—	64,519,465	6,356,401	(1,815,422,317)	182,656,042

The accompanying notes and exhibit are an integral part of these consolidated financial statements.

MULTICANAL S.A.
CONSOLIDATED STATEMENT OF CASH FLOWS
(For the years ended December 31, 2003, 2002 and 2001)
(Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter—Note 2.3)

	December 31,
	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES
Net gain / (loss) for the year	61,551,447	(689,928,139)	(207,125,606)
Adjustments to reconcile net gain (loss) to net cash provided by operating activities:
Accrued income tax and / or minimum notional income	(8,069,210)	(246,854,666)	(64,761,149)
Property and equipment depreciation	144,728,560	193,288,814	199,781,408
Goodwill and intangible assets amortization	5,357,333	115,839,496	134,867,005
Equity in the (gains) losses of affiliated companies	(4,917,758)	(23,187,910)	5,009,027
Interest accrued on financial liabilities and acquisition related debt	195,576,259	247,239,379	197,822,324
Result from advanced repurchase of negotiable obligations	—	(420,871,431)	(9,279,477)
Provision for recovery of investments	(941,214)	7,576,714	—
Minority interest in results of consolidated subsidiaries	(571,482)	7,578,070	2,938,829
Provision for lawsuits and contingencies	3,824,685	2,029,125	8,689,051
Result of sale of long-term investments	—	(25,515)	(324,904,098)
Financial results	(263,545,061)	784,913,860	—
Result from conversion	4,110,874	(4,032,927)	—
Allowance for impairment of goodwill	—	315,044,680	328,492,945
Result from holding of long-term investments	2,379	(26,509)	396,391
Interest paid	(3,187,865)	(2,296,454)	(198,996,577)
Income tax paid	(7,964,405)	(6,781,170)	(18,904,055)
Decrease (increase) in assets
Trade receivables	9,565,327	46,614,614	(4,648,156)
Other current assets	(811,344)	64,381,891	(14,804,869)
Other non-current assets	2,496,443	12,639,286	(5,498,446)
Receivables from related parties	836,588	4,111,473	(1,410,764)
Increase (decrease) in liabilities
Debt with related parties	(1,007,974)	(1,959,586)	(1,967,064)
Other current and non-current liabilities	(5,858,600)	3,979,800	(4,224,476)
Accounts payable and accrued liabilities	(14,687,074)	(135,273,441)	25,040,806
Payroll and social security payable	1,756,893	(10,931,923)	(12,505,463)
Current and non-current taxes payable	(6,496,469)	(38,549,991)	11,043,696
Provision for lawsuits and contingencies	(2,489,367)	(35,846,825)	(1,257,279)

Net cash provided by operating activities	109,258,965	188,670,715	43,794,003

CASH FLOWS FROM INVESTMENT ACTIVITIES
Purchases of property and equipment	(16,623,378)	(11,331,612)	(46,562,387)
Sale of investee	—	—	329,739,573
Acquisitions of cable systems and subscribers and increase in goodwill and intangible assets	(8,291,533)	(1,038,564)	(14,205,829)

Net cash (used in) provided by investment activities	(24,914,911)	(12,370,176)	268,971,357

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in acquisition related debt	—	357,190	—
Repayments of acquisition related debt	(2,541,810)	(4,461,558)	(11,333,248)
Borrowings of bank and financial loans	—	—	408,723,192
Repayments of bank loans	—	(249,516,388)	(602,947,358)
Increase of minority interest in consolidated subsidiaries	(899,520)	(4,008,654)	(1,325,892)

Net cash used in financing activities	(3,441,330)	(257,629,410)	(206,883,306)

INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	80,902,724	(81,328,871)	105,882,054
Increase in cash and cash equivalents provided by merger	—	—	43,979
Cash and cash equivalents at the beginning of year	107,023,972	188,352,843	82,426,810

CASH AND CASH EQUIVALENTS AT THE END OF YEAR	187,926,696	107,023,972	188,352,843

The accompanying notes and exhibit are an integral part of these consolidated financial statements.

MULTICANAL S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2003, 2002 and 2001
(Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter—Note 2.3)

NOTE 1—BUSINESS AND FORMATION OF THE COMPANY

(a)    Business

        Multicanal S.A. (the "Company" or "Multicanal"), an Argentine corporation formed on July 26, 1991, is a multiple system cable operator with businesses in Argentina, Uruguay and Paraguay.

        Since 1994, the Company has made significant investments, initially in the acquisition of cable systems and their subsequent development and expansion. These investments have been substantially financed by loans from financial institutions and former owners of certain acquired cable systems, as well as shareholders' contributions.

(b)    Formation of the Company

        On January 1, 2001 the Company carried out a business reorganization process through which it absorbed Plataforma Digital S.A., Red Argentina S.A., Radio Satel Sociedad Anónima, Cable Espacio del Buen Ayre S.A., Video Cable Norte S.A., Televisión por Cable S.A. and Cable Visión Corrientes Sociedad Anónima, which were dissolved without being liquidated. In its capacity as the absorbing company, the Company continued with the operations of the absorbed companies. As a result of the merger, the Company increased its capital stock by Ps. 867,810, i.e. from Ps. 365,953,227 to Ps. 366,821,037, through the issuance of 867,810 ordinary, nominal and non-endorsable Class A shares of Ps. 1 par value and 5 votes each, delivered to Grupo Clarín S.A. in lieu of 16,303,000 ordinary, nominal and non-endorsable shares held in Plataforma Digital S.A.

        As the Company is a publicly held corporation, on April 11, 2001 an application was filed with the Comisión Nacional de Valores (National Securities Commission or the "CNV") for administrative approval of such business reorganization process, as required by applicable regulations. After obtaining evidence of registration of the reorganization procedures, the CNV will submit the file to the Superintendency of Corporations for registration.

NOTE 2—BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

2.1.    Principles of consolidation

        The consolidated financial statements include the accounts of Multicanal and its majority owned subsidiaries. All material intercompany balances, transactions and profits have been eliminated on consolidation.

        The consolidated financial statements include accounts of Multicanal and the following subsidiaries:

	% of capital and votes held by Multicanal
	December 31,
	2003	2002	2001
AVC Continente Audiovisual S.A.	90.00	90.00	90.00
CV Berazategui S.A.	70.00	70.00	70.00
Delta Cable S.A.	84.00	84.00	84.00
San Lorenzo TV Cable S.A.	100.00	100.00	100.00
TV Cable San Francisco S.A.	100.00	100.00	100.00
Telesur Teledifusora Río Cuarto S.A.	100.00	100.00	100.00
Televisora Privada del Oeste S.A.	51.00	51.00	51.00
Pem S.A.	100.00	100.00	100.00
Bridge Management Holdings Corp. (1)	—	100.00	100.00
La Capital Cable S.A.	50.00	50.00	50.00
Chaco Cable Color S.R.L. (2)	100.00	100.00	100.00
Teledifusora San Miguel Arcángel S.A.	50.10	50.10	50.10
Tevemundo S.A.	100.00	100.00	100.00
Cable Imagen S.R.L. (2)	100.00	100.00	100.00
Televisión Dirigida S.A.E.C.A.	89.39	89.39	89.39
Orange Televisión Productions S.A. (3)	—	100.00	100.00
Cablepar S.A. (3)	—	100.00	100.00
Cablevisión Comunicaciones S.A.E.C.A.	89.81	89.81	89.81
Tres Arroyos Televisora Color S.A.	71.06	67.20	63.25
Wolves Televisión Sociedad Anónima	100.00	100.00	100.00
Adesol S.A.	100.00	100.00	100.00
Cable Video Sociedad Anónima	100.00	100.00	100.00
Dorrego Televisión S.A.	100.00	100.00	100.00
Cable Video Sur S.R.L.	100.00	100.00	100.00

(1)
A company dissolved as from August 25, 2003.
(2)
Companies in the process of being transformed from a S.R.L. to a S.A. (Corporation).
(3)
Companies merged into Cablevisión Comunicaciones S.A.E.C.A. as from October 1, 2003.

2.2.    Impact of recently issued accounting standards

        The Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA") approved Technical Pronouncements No. 16: "Framework for the preparation and presentation of financial statements"; No. 17: "Overall considerations for the presentation of financial statements", No. 18: "Specific considerations for the preparation of financial statements", No. 19: "Amendments to Technical Resolutions Nos. 4, 5, 6, 8, 9, 11 and 14", and No. 20 "Accounting for derivatives instruments and hedging operations" through Resolutions CD 238/01, CD 243/01, CD 261/01, CD 262/01 and CD 187/02, respectively. The mentioned technical pronouncements and amendments are applicable to years commenced on July 1, 2002, except for Technical Pronouncement No. 20, which is applicable to years commenced as from January 1, 2003.

        Furthermore, the CNV has endorsed these Technical Pronouncements, incorporating certain amendments and establishing that they are applicable to fiscal years commencing on or after January 1, 2003.

        The main amendments to Argentine GAAP resulting from the adoption of the new technical pronouncements, are as follows:

  •
  Incorporation of specific guidelines for making a comparison with realizable values, especially the estimate of undiscounted cash flow to compare the value of fixed assets, intangible assets and goodwill against their recovery value.

  •
  Changes in the method for translation of financial statements of foreign subsidiaries stated in foreign currency.

  •
  Mandatory application of the deferred tax method for recognition of income tax.

  •
  Adding disclosure to the financial statements, including earnings per share and the comparative information to be presented.

  •
  No amortization of goodwill having unspecified useful life.

  •
  Establishment of guidelines for the recognition and measurement of labor costs.

Restatement of previously issued financial statements

        As required by Argentine GAAP, the Company has restated its prior year financial statements to give retroactive effect to the recently adopted accounting standards.

        Presented below is a summary of the impact of the restatement on previously reported amounts of accumulated deficit as of December 31, 2002, 2001 and 2000 and net loss and for the years ended December 31, 2002 and 2001:

	2002		2001		2001
	Accumulated deficit	Net loss	Accumulated deficit	Net loss	Accumulated deficit
Amounts as previously reported	(2,213,566,047)	(945,412,403)	(1,268,153,644)	(286,148,576)	(904,887,164)
Application of the deferred tax method	339,767,382	255,394,790	84,372,592	75,218,518	9,154,074
Changes to the valuation of liabilities generated by labor costs	(3,175,099)	89,474	(3,264,573)	3,804,452	(7,069,025)

Amounts as restated	(1,876,973,764)	(689,928,139)	(1,187,045,625)	(207,125,606)	(902,802,115)

        Pursuant to the new technical pronouncements, there are certain transitional rules that enable, and in certain cases require, prospective application of valuation and disclosure criteria contained in those rules. The transition rules applied by the Company, which affect the comparability of the financial statements, are as follows:

  •
  No adjustments were made to the initial balances under the new guidelines established to determine the recoverable values of assets.

  •
  The Company's balances of intangible assets and goodwill as of December 31, 2002 having unspecified useful lives were not corrected and were not amortized.

  •
  As from January 1, 2003, we have applied the new methods for translation of financial statements of foreign subsidiaries stated in foreign currencies.

2.3.    Presentation of financial statements in constant Argentine pesos

        On August 22, 1995, the Argentine government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995 in accordance with CNV resolutions and Argentine GAAP, the Company began accounting for its financial transactions on a historical cost basis, without considering the effects of inflation. Prior to September 1, 1995, the financial statements were prepared on the basis of general price level accounting, which reflected changes in purchasing power of the Argentine Peso in the historical financial statements. The financial statement information of periods prior to August 31, 1995 was restated to pesos of general purchasing power as of August 31, 1995. The August 31, 1995 balances, adjusted to the general purchasing power of the Peso at that date, became the historical cost basis for subsequent accounting and reporting.

        However, as a result of the inflationary environment in Argentina in 2002, the CPCECABA, approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements as from January 1, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are to be considered stated in currency as of December 31, 2001.

        However, after considering inflation levels for the second half of 2002 and the first months of 2003, on March 25, 2003, the Argentine government repealed the provisions of the previous decree related to the inflation adjustment and instructed the CNV to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV issued a resolution providing for the discontinuance of inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date, using a conversion factor of 1.007.

        Since Argentine GAAP required companies to prepare price-level restated financial statements until September 30, 2003, the application of the CNV resolution represents a departure from generally accepted accounting principles. Had the provisions of Argentine GAAP been applied, the Company's shareholder's equity and the results for the year would have decreased by Ps. 35 million and Ps. 32 million, respectively.

2.4.    Basis of presentation

        The consolidated financial statements are presented in Argentine pesos ("Ps.") and have been prepared in accordance with Argentine GAAP and the requirements of the CNV, which differ in certain respects from generally accepted accounting principles in the United States of America ("US GAAP"). Such differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission ("SEC"). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company are set forth in Note 15 to these consolidated financial statements.

        Accounting principles generally accepted in Argentina require companies with a controlling financial interest in other companies to present both parent company, where investments in subsidiaries are accounted for by the equity method, and consolidated financial statements as primary and supplementary information, respectively. Because of the special purpose of these consolidated financial statements, parent company financial statements are not included. This procedure has been adopted for the convenience of the reader of the financial statements.

2.5.    Comparative financial statements

        Balances at December 31, 2002 and for the year then ended, which are shown in these consolidated financial statements for comparative purposes, result from restating the amounts in the financial statements at those dates following the guidelines indicated in Note 2.3.

2.6.    Significant accounting policies

        The following is a summary of the significant accounting policies used in the preparation of these consolidated financial statements:

(a)    Cash and Banks

        Cash on hand was recorded at face value.

(b)    Foreign currency

        Assets and liabilities denominated in foreign currency are presented at the nominal value of the foreign currency translated to Argentine pesos at year-end exchange rates.

(c)    Short-term investments

        Time deposits were valued at cost plus accrued interest. Mutual investment funds were valued at their quotation value at each year-end.

(d)    Trade receivables and accounts payable

        Trade receivables and accounts payable were valued at the estimated cash value at the time of the transaction plus interest and implicit financial components accrued based on the internal rate of return determined at such time.

        Trade receivables include an allowance for doubtful accounts, which is considered to be sufficient to absorb future losses due to uncollectible loans.

(e)    Financial receivables and payables

        Financial receivables and payables were valued based on the sums of money disbursed and collected, respectively, plus financial results accrued based on the rate estimated at that time.

(f)    Other receivables and payables

        Sundry receivables and payables were valued based on the best estimates of the amounts receivable and payable, respectively.

(g)    Long-term investments

        Generally, investments in unconsolidated affiliated companies in which the Company has ownership interests between 20% and 50% are accounted for under the equity method.

        The Company's foreign subsidiaries (Cable Visión Comunicaciones S.A.E.C.A., Televisión Dirigida S.A.E.C.A., Orange Televisión Productions S.A., Cablepar S.A. and Adesol S.A.) have been considered foreign entities for purposes of its categorization under Technical Pronouncement No. 18 as they are financially, economically and organizationally autonomous. Accordingly, financial statements of the Company's foreign subsidiaries were translated to Argentine pesos using the year-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as a separate line item between the liability and equity section of the balance sheet.

        On October 1, 2003 Orange Televisión Productions S.A. and Cablepar S.A. merged into Cable Visión Comunicaciones S.A.E.C.A.

        On August 25, 2003, Company's foreign subsidiary Bridge Management Holdings Corp. was dissolved and, therefore, its assets and liabilities were assigned to Multicanal, as its sole shareholder.

        Until December 31, 2002, financial statements of foreign subsidiaries had been translated into Argentine pesos following the guidance of Technical Pronouncement No. 13 of the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE") (restate-convert-disclose method).

        Long-term investments in companies in which no significant influence is exercised were valued at cost, adjusted for inflation following the guidelines mentioned in Note 2.3.

(h)    Property and equipment

        Property and equipment were valued at restated acquisition cost following the guidelines indicated in Note 2.3., net of accumulated depreciation.

        Depreciation was calculated by the straight-line method based on the estimated useful lives of the assets, using annual rates sufficient to extinguish asset values by the end of their useful lives.

        Improvements that extend asset lives are capitalized; other repairs and maintenance charges are expensed as incurred. The cost and related accumulated depreciation applicable to assets sold or retired are removed from the accounts and are recognized as a component of depreciation expense.

        Aggregate assets value does not exceed their economic value to the business at the end of the year.

(i)    Intangible assets

        Intangible assets are basically represented by exploitation rights, concessions, purchase value of the subscriber portfolio, etc. and were valued at restated cost following the guidelines indicated in Note 2.3., net of accumulated amortization.

        Amortization was computed by the straight-line method, based on an estimated useful life of between 5 and 20 years.

        Aggregate value of intangible assets does not exceed their estimated recoverable value at the end of the year.

(j)    Goodwill

        Goodwill represents the excess of cost over the fair value of net identifiable assets acquired. Goodwill was restated following the guidelines indicated in Note 2.3.

        Until December 31, 2002, amortization was computed over twenty years as from the month of origin. Upon the adoption of Technical Pronouncement No. 17, amortization of goodwill ceased. Periodic impairment testing is now required.

        As of December 31, 2002 and 2001 as a result of the continued deterioration of the Argentine economy, the Company evaluated for impairment its goodwill and other intangible assets in accordance with the standard's guidance and recorded a loss of Ps. 315,044,680 and Ps. 328,492,945, respectively (Note 3 (k)).

(k)    Income Tax

        The Company records income taxes in accordance with the liability method of accounting. Deferred tax assets and liabilities are recognized for the estimated future tax effects of temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. The measurement of deferred tax assets and liabilities is based on enacted tax laws and rates currently in effect in each of the countries in which the Company has operations.

        Deferred tax assets are reduced, if necessary, by a valuation allowance. The Company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets that may not be realized.

        The Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes in accordance with Resolution MD No.11/2003 issued by the CPCECABA.

        In accordance with CNV regulations, deferred tax assets and liabilities have not been discounted. Since Argentine GAAP requires the accounting for deferred tax assets and liabilities on a discounted basis, the application of the CNV resolution represents a departure from generally accepted accounting principles. However, such a departure has not had a material effect on the accompanying consolidated financial statements.

(l)    Minimum notional income tax

        The Company calculates minimum notional income tax by applying the current rate (1%) on computable assets at the end of the year. This tax complements income tax. The tax obligation of the Company during each year will be determined by the higher of the two taxes. However, if in a given year minimum notional income tax exceeds income tax, that amount in excess can be computed as payment on account of income tax determined in the following ten years.

        In May 2001 the Company was included in the register of beneficiaries of the agreements to improve competitiveness and employment (Decree No. 730/01). For this reason, the Company was exempt from this tax until December 31, 2002.

(m)    Provision for lawsuits and contingencies

        A provision has been set up to cover potential labor, commercial, tax and other types of contingencies that could generate liabilities for the Company. The opinion of the Company's legal counsel has been taken into account for purposes of calculation of the amount and likelihood of occurrence.

(n)    Shareholders' equity

        These accounts have been restated on a constant Argentine pesos basis (included in Adjustments to capital account) (Note 2.3.). Adjustments to capital and additional paid-in capital may be used to absorb accumulated deficits or to increase capital at the discretion of the shareholders. These amounts cannot be distributed in the form of cash dividends.

        The "share capital" account has been stated at its historical nominal value. The difference between the capital stock stated in constant currency and the capital stock stated in historical nominal value has been disclosed under the "adjustments to capital" account, in the shareholders' equity.

(o)    Revenues Recognition

        Revenues are recognized on an accrual basis, including revenues from subscriptions, which are recorded in the month the service is rendered. The Company's revenues are presented net of the allowance for doubtful accounts.

(p)    Selling and marketing expenses

        Selling and marketing expenses are expensed as incurred.

(q)    Programming rights

        Programming rights pending invoicing at the year-end are estimated on the basis of existing agreements and other judgment criteria at that date.

(r)    Employee severance indemnities

        Severance indemnities are expensed when paid or when they represent a certain and quantified risk.

(s)    Accounting estimates

        The preparation of the financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

(t)    Earnings per share

        For purposes of calculating earnings per share, historical weighted average share and per share amounts have been calculated based on the assumption that the 4,814,066 shares issued for the capitalization of the irrevocable contribution were issued and outstanding at the date of the merger with Plataforma Digital S.A.

(u)    Cash and cash equivalents

        The Company considers all highly liquid investments with original maturities of three months or less, consisting primarily of mutual funds, to be cash equivalents.

NOTE 3—DETAILS OF CONSOLIDATED BALANCE SHEETS AND STATEMENT OF INCOME ACCOUNTS

		December 31,
		2003	2002
CONSOLIDATED BALANCE SHEETS CURRENT ASSETS
(a)	Short-term investments
	Money market instruments	36,385	57,020
	Time deposits	173,845	1,378,244
	Other	240,722	20,338

		450,952	1,455,602

(b)	Trade receivables
	From subscriptions	28,168,333	40,230,001
	From advertising	9,212,702	9,406,832
	Notes receivable	15,628	252,035
	Credit cards	3,354,466	2,069,571
	Other	1,173,092	2,226,504
	Allowance for doubtful accounts (Note 6 (a))
	From subscriptions	(20,285,188)	(22,251,308)
	From advertising	(5,710,992)	(6,437,303)
	From other	(400,159)	(403,123)

		15,527,882	25,093,209

(c)	Other
	Advances to suppliers	791,057	1,115,208
	Receivables from minority shareholders	520,326	2,779,965
	Tax advances	3,406,427	7,324,228
	Guarantee Deposits	555,334	559,157
	Other receivables	9,004,290	9,442,924
	Debtors in litigation	327	11,435
	Prepaid expenses	5,446,394	10,007,711
	Advances to employees	309,154	532,765
	Judicial deposits	14,361,063	3,006,888
	Other	12,532,620	3,546,654

		46,926,992	38,326,935

NON-CURRENT ASSETS
(d)	Other
	Prepaid expenses	22,561,980	26,316,971
	Net deferred tax assets	352,245,799	337,819,328
	Tax advances	4,396,391	225,219
	Guarantee Deposits	145,125	353
	Other	—	3,212,636

		379,349,295	367,574,507

(e)	Long-term investments
	Investments in companies carried under the equity method (Note 10)	7,286,400	6,951,016
	Advances for the purchase of companies	6,785,500	7,727,833
	Allowance for impairment of long-term investments (Note 6 (d))	(6,635,500)	(7,576,714)
	Investments in companies carried at cost	4,559,607	204,587

		11,996,007	7,306,722

(f)	Goodwill
	Original Value	2,644,024,212	2,646,206,514
	Accumulated amortization (1)	(847,019,237)	(847,639,129)

		1,797,004,975	1,798,567,385
	Allowance for impairment of goodwill	(624,322,536)	(625,198,981)

		1,172,682,439	1,173,368,404

(1) Goodwill amortization for the years ended December 31, 2002 and 2001 amounted to Ps. 110,859,406 and Ps. 131,508,066 respectively No amortization has been recognized during the year ended December 31, 2003.
CURRENT LIABILITIES
(g)	Short-term bank and financial debt
	Overdraft facilities	57,144	57,144
	Corporate Bonds
	Capital	1,490,545,620	1,724,139,310
	Interests payable	400,378,043	245,467,378
	Loans
	Capital	44,601,647	44,930,773
	Interests payable and index-adjustments	28,237,616	21,320,282

		1,963,820,070	2,035,914,887

(h)	Other
	Other provisions	736,009	7,841,415
	Debt with minority shareholders	244,646	472,393
	Dividends payable	2,347,300	2,285,825
	Other	4,014,354	2,591,592

		7,342,309	13,191,225

NON-CURRENT LIABILITIES
(i)	Other
	Investments in companies carried under the equity method—Fintelco S.A. (Note 10)	14,875,850	19,465,318
	Other	257,491	257,117

		15,133,341	19,722,435

		December 31,
		2003	2002	2001
CONSOLIDATED STATEMENT OF INCOME
(j)	Net revenues
	Gross sales
	From subscriptions	491,640,338	599,118,535	1,036,886,454
	From advertising	9,311,394	10,588,703	27,091,164
	Other	9,028,020	8,416,303	6,679,640
	Allowance for doubtful accounts
	From subscriptions	(2,499,494)	(35,235,572)	(68,232,670)
	From advertising	18,215	(1,170,068)	(993,905)
	From other	—	402,963	(1,711,322)

		507,498,473	582,120,864	999,719,361

(k)	Other non-operating expenses, net
	Employee's dismissals	1,571,916	—	(10,081,902)
	Provision for lawsuits and contingencies	(3,824,685)	(2,029,125)	(8,689,051)
	Uncollectibility of other receivables	(567,641)	(402,963)	(4,552,052)
	Impairment of goodwill	—	(315,044,680)	(328,492,945)
	Impairment of long-term investments	941,214	(7,576,714)	—
	Other	5,892,261	13,286,274	(7,047,603)

		4,013,065	(311,767,208)	(358,863,553)

NOTE 4—PROPERTY AND EQUIPMENT, NET

	December 31, 2003
	Original value	Accumulated depreciation	Net book value	Assets lives years
Installations, external wiring and transmission equipment	1,414,541,121	(1,073,969,643)	340,571,478	10
Properties	119,919,321	(43,448,764)	76,470,557	50
Computer equipment	63,889,233	(59,143,983)	4,745,250	5
Furniture, fixtures and tools	53,295,943	(49,523,044)	3,772,899	10
Vehicles	29,896,109	(27,757,101)	2,139,008	5
Materials, net of provision for obsolescence of materials	57,212,629	—	57,212,629	—
Work in progress	9,088,949	—	9,088,949	—
Advances to suppliers	1,848,205	—	1,848,205	—

Total	1,749,691,510	(1,253,842,535)	495,848,975

	December 31, 2002
	Original value	Accumulated depreciation	Net book value	Assets lives years
Installations, external wiring and transmission equipment	1,413,781,113	(961,281,366)	452,499,747	10
Properties	120,442,846	(38,468,802)	81,974,044	50
Computer equipment	64,132,624	(54,241,067)	9,891,557	5
Furniture, fixtures and tools	53,349,165	(48,136,140)	5,213,025	10
Vehicles	30,293,201	(26,497,770)	3,795,431	5
Materials, net of provision for obsolescence of materials	61,875,704	—	61,875,704	—
Work in progress	6,644,528	—	6,644,528	—
Advances to suppliers	2,803,861	—	2,803,861	—

Total	1,753,323,042	(1,128,625,145)	624,697,897

        Net additions of property and equipment for the years ended December 31, 2003, 2002 and 2001 amounted to Ps. 16,623,378, Ps. 11,331,612 and Ps. 46,562,387, respectively.

        Depreciation of property and equipment for the years ended December 31, 2003, 2002 and 2001amounted to Ps. 144,728,560, Ps 193,288,814 and Ps. 199,781,408, respectively.

NOTE 5—INTANGIBLE ASSETS, NET

	December 31, 2003
	Original value	Accumulated amortization	Net book value
Purchased subscribers	27,678,117	(11,212,372)	16,465,745
Others	48,986,577	(30,368,772)	18,617,805

Total	76,664,694	(41,581,144)	35,083,550

	December 31, 2002
	Original value	Accumulated amortization	Net book value
Purchased subscribers	27,678,117	(9,782,307)	17,895,810
Others	45,893,771	(26,726,926)	19,166,845

Total	73,571,888	(36,509,233)	37,062,655

        Amortization of intangible assets for the years ended December 31, 2003, 2002 and 2001 amounted to Ps 5,357,333, Ps 4,980,090 and Ps. 3,358,939, respectively.

NOTE 6—ALLOWANCES AND CERTAIN PROVISIONS

(a)    Allowance for doubtful accounts

	December 31,
	2003	2002	2001	2003	2002	2001	2003	2002	2001
	From subscriptions			From advertising			From other
Balance at the beginning of the year	22,251,308	47,429,544	38,155,740	6,437,303	9,496,992	9,375,599	403,123	1,711,321	—
Increase / (Decrease) (recorded as loss / (income))	2,499,494	35,235,572	68,232,670	(18,215)	1,170,068	993,905	—	(402,963)	1,711,321
(Write-off) (*)	(4,465,614)	(60,413,808)	(58,958,866)	(708,096)	(4,229,757)	(872,512)	(2,964)	(905,235)	—

Balance at the end of the year	20,285,188	22,251,308	47,429,544	5,710,992	6,437,303	9,496,992	400,159	403,123	1,711,321

(*)
Includes result of exposure to inflation.

(b)    Allowance for obsolescence of materials

	December 31,
	2003	2002	2001
Balance at the beginning of the year	11,084,790	11,150,723	11,294,331
Decrease	61,568	(65,933)	(143,608)

Balance at the end of the year	11,146,358	11,084,790	11,150,723

(c)    Provision for lawsuits and contingencies

	December 31,
	2003	2002	2001
Balance at the beginning of the year	18,495,701	52,313,401	44,881,629
Increase (recorded as loss)	3,824,685	2,029,125	8,689,051
(Decrease) increase of provision (*)	(2,489,367)	(35,846,825)	(1,257,279)

Balance at the end of the year	19,831,019	18,495,701	52,313,401

(*)
Includes result of exposure to inflation.

(d)    Allowance for impairment of long-term investments

	December 31,
	2003	2002	2001
Balance at the beginning of the year	7,576,714	—	—
Increase (recorded as loss)	(941,214)	7,576,714	—

Balance at the end of the year	6,635,500	7,576,714	—

NOTE 7—BANK AND FINANCIAL DEBT

        In addition to the financial loans with local financial entities, which have been converted into pesos and adjusted through application of the Reference Stabilization Coefficient ("CER"), the Company's financial debt is as follows:

(a)    US$ 125 million 9 1/4% Notes due 2002 and US$ 125 million 10 1/2% Notes due 2007

        On January 28, 1997, the Board of Directors of Multicanal approved the issuance of two series of securities, the US$ 125 million 9 1/4% Notes due 2002 and the US$ 125 million 10 1/2% Notes due 2007 (collectively, the "Notes"), in each case interest to be paid semi-annually. The aggregate net proceeds of the issue of the Notes due 2002 and the Notes due 2007 of US$ 244,882,500, together with US$ 5,117,500 corresponding to cash generated by the operations, were used to repay a US$ 200 million loan facility arranged by The Boston Investment Group S.A., Banco Río de la Plata S.A. and Galicia Capital Markets S.A. in 1995 (the "1995 Loan Facility") and to refinance short-term bank debt and other indebtedness. Appropriation to payment was effected on February 3, 1997.

        The Notes due 2002 and the Notes due 2007 contained customary affirmative and negative covenants, including, but not limited to, restrictions on the incurrence of additional debt, creation of liens on assets, disposal of assets, mergers and payments of dividends.

        On July 2, 1997, the Notes due 2002 and the Notes due 2007 were registered with the SEC, and the Company concluded exchange offers involving those obligations on August 3, 1997 and September 4, 1998.

(b)    Establishment of a Medium-Term Note Program of up to US$ 350,000,000

        During the Ordinary Shareholders' Meeting held on April 4, 1997, the Shareholders approved the establishment of a Medium-Term Note Program (the "Program") for the issue of unsecured corporate debt, in different currencies, provided that the maximum outstanding amount, after adding all series and classes of notes issued under the Program, does not exceed US$ 350,000,000, or an equivalent amount if any such issue is in another currency, at any time. On May 8, 1997, the CNV approved the public offer of Corporate Bonds under the abovementioned Program. On July 24, 1997, the abovementioned Program was approved by the Buenos Aires Stock Exchange ("BCBA").

  (i)    Issue of US$ 150 million Series C 10 1/2% Notes due 2018

          On March 10, 1998, the Board of Directors of Multicanal approved the terms and conditions for the issuance under the Program of US$ 150 million Series C 10 1/2% Notes due 2018 (the "Series C Notes"). The Series C Notes will mature on April 15, 2018 and bear interest at the rate of 10 1/2% payable semi-annually.

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

          On September 4, 1998, the Series C Notes were registered with the SEC, and the Company's exchange offer related to the Series C Notes was concluded on October 6, 1998.

(c)    Increase in the maximum amount of notes outstanding under the Medium-Term Note Program

        The Company's shareholders approved, at a Unanimous Ordinary Meeting held on November 24, 1997, an increase in the maximum aggregate amount of notes outstanding under the Medium-Term Note Program by US$ 200,000,000 to US$ 550,000,000. On December 2 and 22, 1998 and February 16, 1999, the CNV, the BCBA and the over-the-counter market ("MAE"), respectively, approved the abovementioned increase.

        Subsequently, on January 19, 1999, the Company's shareholders approved an additional increase in the maximum aggregate amount of notes outstanding under the Medium-Term Note Program by US$ 550,000,000 to US$ 1,050,000,000. On March 31, April 5 and 13, 1999, the CNV, the BCBA and the MAE, respectively, approved the abovementioned increase.

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

          On September 13, 1999, the Series E Notes due 2009 were registered with the SEC, and the Company's exchange offer related to the Series E Notes was concluded on October 21, 1999.

  (ii)    Issue of US$ 144 million Series J Floating Rate Notes due 2003

          On August 22, 2001, the Board of Directors of Multicanal approved the issue of US$ 144,000,000 of its Series J Floating Rate Notes under the Global Program for up to US$ 1,050,000,000.

          The Series J Notes were issued on August 24, 2001 in the amount of US$ 144 million, and the maturity date was August 22, 2003. The Series J Floating Rate Notes bear interest at the LIBO rate indicated for deposits in dollars on page "3,750" of the Telerate monitor plus 5 1/2%. Interest is payable on a quarterly basis.

          On August 24, 2001 the Company issued the Series J Floating Rate Notes, which were exchanged for the Series G and Series I Notes (the maturity of which was extended until August 30, 2001 with the unanimous consent of their holders in connection with the issuance of the Series J Notes). Pursuant to the terms and conditions agreed upon, the Company paid US$ 20,000,000 in cash to the Series G and Series I holders to satisfy all of the Company's obligations corresponding to such Notes.

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

Repurchases

        During the last quarter of 2001 and in January 2002, the Company repurchased notes issued by it for US$ 211,148,000, obtaining a discount with respect to the face value of the Company's debt amounting to US$ 130,995,548. The result of that purchase corresponding to the previous year amounted to Ps. 420,871,431, which is recorded under Financial results, net in the consolidated statement of income.

Deferred Payments

        On February 1, 2002, the Company deferred the payment of principal and interest on its 9 1/4% Notes due 2002 and interest on its 10 1/2% Notes due 2007 due to the situation of the Argentine economy and the political and social crisis that resulted from the economic, exchange and regulatory measures described in Note 12. Subsequently on February 26, 2002, the Company deferred the payment of interest on its Series J Floating Rate Notes due 2003.

        On April 15, 2002, the Company deferred payments of interest on its Series C 10 1/2% Notes due in 2018, and its Series E 13.125% Notes due in 2009 due to the worsening of the Argentine economic crisis.

        On June 4, 2002, the Company announced the designation of JP Morgan Securities Inc. as financial advisor, to assist it in designing alternative means of discharging the deferred payments. As agreed, the fees and total costs in relation to the restructuring process will depend on the result finally achieved.

Proposal for the restructuring of the financial debt

        On January 31, 2003 the Company launched an offer to purchase (the "Cash Tender Offer") its 9 1/4% Notes due 2002, 10 1/2% Notes due 2007, 13.125% Series E Notes due 2009, Series C 10 1/2% Notes due 2018 and Series J Floating Rate Notes due 2003 (together, the "Existing Notes"), and other financial indebtedness (the "Bank Debt" and together with the Existing Notes, the "Existing Debt").

        On February 7, 2003, as a second stage of the restructuring process Multicanal announced that it was soliciting (the "APE Solicitation") from holders of Existing Debt powers of attorney in favor of an attorney-in-fact, to execute an APE which was successively extended until December 12, 2003. At that date the offer was closed, Multicanal having accepted it.

        On July 25, 2003 the Company publicly announced the modification of its Cash Tender Offer (the "Cash Tender Offer", as amended, the "Cash Option Solicitation") and the APE Solicitation as a result of the requests made by its creditors, including an increase in the consideration offered to the holders of the Existing Debt that participate in the APE Solicitation, modification of the minimum participation requirements of the APE Solicitation, modification of certain conditions precedent of the APE Solicitation and the Cash Option Solicitation and inclusion of the cash payment pursuant to the Cash Option Solicitation as an option in the APE Solicitation.

        On December 10, 2003 a meeting of holders of all series of Existing Negotiable Obligations was held, the call of which was resolved by the Federal Court of Original Jurisdiction dealing with Commercial Matters No. 4, Clerk's Office 8, of the City of Buenos Aires, Argentina (the "Argentine Court"), as called for by Section 45 bis of Law 24522 (LCQ). Holders of Existing Negotiable Obligations who voted for the Company's APE at that meeting, together with the holders of Bank Debt who had agreed to assume obligations under the APE, represented approximately 67.61% of the amount of the Existing Debt at June 30, 2003, for purposes of determining the degree of acceptance of the Company's APE. On December 17, 2003, after the filing made by the Company, the Argentine Court considered the requirements for the order for relief of APE to have been met and ordered the publication of the notices prescribed by Section 74 of the LCQ for filing opposition. The Company published those notices on December 31, 2003 and the time frame given to creditors for filing opposition to the APE expired on February 13, 2004.

        Upon approval by an Argentine commercial court of the APE, each of the holders that participates in the Cash Option Solicitation will receive a cash payment of US$ 300 for each US$ 1,000 of principal of Existing Debt tendered. Furthermore, each holder that accepts the APE Solicitation will receive, for each U.S.$1,000 principal amount of Existing Debt tendered in connection with the APE Solicitation, at its option, either:

  (i)
  U.S.$1,050 principal amount of the Company's 10-Year Step-Up Notes (the "10-Year Notes") or

  (ii)
  U.S.$440 principal amount of either (A) the Company's 7% 7-Year Notes (the "7- Year Fixed Rate Notes") or (B) the Company's 7-Year Floating Rate Notes (the "7-Year FRNs", together with the 7-Year Fixed Rate Notes, the "7-Year Notes", and the 7-Year Notes together with the 10-Year Notes, the "New Notes"), and 641 of the Company's class C shares of common stock (the "Class C Shares").

        The Company will not pay any accrued and unpaid interest (including default interest and additional amounts, if any) on the Existing Debt that is exchanged or capitalized pursuant to the APE.

        The Company is seeking to (i) exchange approximately U.S.$76.5 million principal amount of its Existing Debt for U.S.$80.3 million of 10-Year Notes, (ii) exchange approximately U.S.$143.0 million principal amount of its Existing Debt for U.S.$143.0 million of its 7-Year Notes and (iii) capitalize approximately U.S.$181.9 million principal amount of its Existing Debt. The rest of the conditions of the restructuring were included on the APE Solicitation.

NOTE 8—SHAREHOLDERS' CAPITAL

        As a result of the incorporation of the equity of Plataforma Digital S.A., effective from January 1, 2001 (Note 1 (b)), the capital stock of Multicanal, as the absorbing company, was increased by Ps. 867,810, from Ps. 365,953,227 to Ps. 366,821,037, by the issue of 867,810 non-endorsable, registered, ordinary Class A shares of Ps. 1 par value with five votes per share, which were delivered to Grupo Clarín S.A. in exchange for the shares held by it in Plataforma Digital S.A. This capital increase is pending registration.

        The dissolution of Multicanal Holding LLC was registered with the Secretary of State of the State of Delaware on June 2, 2003 in line with the Operating Agreement signed at the time of the Company's creation, and its shareholders contributed to Grupo Clarín S.A. the shares Multicanal Holding LLC held in the Company.

        Furthermore, on August 8, 2003, the Shareholders' Meeting of the Company resolved to increase the corporate capital by Ps. 4,814,066, through the capitalization of all irrevocable contributions recognized. Thus, the capital was increased to Ps. 371,635,103 through the issuance of 2,629,140 ordinary registered non-endorsable Class A shares with a par value of Ps.1 each and entitled to five votes per share, delivered to Grupo Clarín S.A., and 2,184,926 ordinary registered non-endorsable Class B shares with a par value of Ps.1 each and entitled to one vote per share, of which 654,438 correspond to Grupo Clarín S.A. and 1,530,488, to Arte Gráfico Editorial Argentino S.A. This capital increase is pending registration.

        As a result, the shares of the Company are currently held as follows:

	Number of shares
						% Holding
Shareholder	Class A	Class B		Total
Grupo Clarín S.A.	202,963,617	50,521,104	(1)	253,484,721	(2)	68.21
Arte Gráfico Editorial Argentino S.A.	—	118,150,382		118,150,382		31.79

Total	202,963,617	168,671,486		371,635,103		100.00

(1)
On March 30, 2001, the Company's Board of Directors authorized the granting and registering of a pledge on 4,791,503 Class B shares owned by Grupo Clarín S.A., as collateral for Video Cable Comunicación S.A.'s deferred taxes in the amount of Ps. 2,982,126 and Ps. 3,055,166 corresponding to investments made in Sierras de Mazán S.A. In addition, in line with the Administración Federal de Ingresos Públicos (Tax Authority or the "AFIP") General Resolution No. 846, the Company set up a pledge in its favor on 4,791,503 Class B shares as collateral with BankBoston N.A. in favor of the AFIP.

  On January 24, 2002 the Board of Directors of the Company authorized the creation and registration of a security interest on (i) 367,954 ordinary book entry Class B shares held by Grupo Clarín S.A. to secure tax deferrals for Ps. 463,620 made by Video Cable Comunicación S.A. in Sierras de Mazán S.A.; (ii) 2,146,107 ordinary book entry Class B shares held by Grupo Clarín S.A. to secure tax deferrals for Ps. 2,704,095 made by Enequis S.A. in Sierras de Mazán S.A.; and (iii) 1,299,498 ordinary book entry Class B shares held by Grupo Clarín S.A. to secure Ps. 1,637,355, i.e. the total amount of the debt deferred by Cable Video Sociedad Anónima in Valle del Tulum S.A. Those shares were pledged as collateral in favor of the AFIP through BankBoston N.A. On January 13, 2004, the AFIP decreed the release of guarantees for tax deferrals made by Enequis S.A. and Video Cable Comunicación S.A. on investments in Sierras de Mazán S.A. With regard to Cable Video Sociedad Anónima, the AFIP has not yet ordered the release of guarantees at Valle del Tulum S.A.

(2)
Of this holding, 40,094,948 ordinary Class A shares and 22,238,385 ordinary Class B shares are pledged in favor of Telefónica de Contenidos S.A. Unipersonal.

NOTE 9—COMMITMENTS AND CONTINGENCIES

(a)    Acquisition and sale of cable systems

(i)    Acquisition of cable systems in Paraguay

        On December 12, 1997, the Company entered into two agreements for the acquisition of 14 cable systems (13 in Paraguay and 1 in Clorinda, Argentina). The closing of the transaction was scheduled for November 15, 1997, which was subject to the seller's compliance with certain conditions, including obtaining various regulatory approvals from the government of Paraguay, which were ultimately not obtained. The Company renegotiated the purchase of the subscribers, and the assets and liabilities of the Paraguayan companies. So far, US$ 2,300,000 corresponding to the payment on account of the total price has been paid.

        The final agreement was not signed due to the seller's failure to comply with its obligations. The seller signed a promissory note amounting to US$ 2,300,000 and pledged the shares corresponding to certain TV systems in favor of the Company to guarantee compliance with the conditions for the closing of the transaction. As a result of the seller's non-compliance, the Company demanded payment of the promissory note, but the seller brought a claim demanding compliance with the agreement signed on December 12, 1997, reserving the right to determine the amount of damages, and an injunction which was resolved by the Paraguayan court in favor of the plaintiff. This measure prevents collection by the Company of the promissory note amounting to US$ 2,300,000.

        On November 30, 2003, the Civil and Commercial Court of Appeals, Panel 4, ordered that the injunction be discharged. This decision was final and binding, but the records of the case remained at the Panel for purposes of the assessment of attorneys' fees.

        Therefore, the case will be remanded to the trial court, where it will be prosecuted according to its status. The Company is unable to assure that it will collect the amount due once the injunction has been lifted.

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

        Multicanal reserved the right, subject to certain conditions, to indirectly repurchase the assets sold. This option expired on November 10, 2003 and Multicanal did not exercise it.

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

        Additionally, on the same date, a beneficial interest on the mentioned shares was set up in favor of Multicanal, for the earlier of 10 years or the trust life.

        As of December 2003, the trustee transferred 2,315 shares to Multicanal under the Trust Agreement. The participations after the transfer are as follows: Multicanal owns 17,055 shares representing 71.06% of the capital stock and Fideicomiso Tres Arroyos Televisora Color S.A. owns 6,945 shares representing 28.94% of the capital stock.

(iv)    Acquisition of Telemás S.A. Renegotiation of payment of the price balance

        On May 2, 1997, through its wholly-owned subsidiary Adesol S.A., the Company acquired 75% of Telemás S.A., a company that provides programming and management services to UHF systems and another seven cable operators in Uruguay. On July 15, 1999 the Company established that Adesol S.A. would acquire the remaining 25% of Telemás S.A. and agreed to pay US$ 12.4 million in six half-yearly installments, the first four of which were paid on December 15, 1999, June 15 and December 15, 2000 and June 15, 2001 (payment corresponding to December 31, 2001 had been made in advance). The amount of the final installment due on June 15, 2002 was renegotiated, being payable in 24 installments from July 2002. In accordance with an addendum dated November 2002, the Company and Adesol S.A. partially renegotiated their financing obligations with maturities from October 2002 through March 2003, reducing the amount of the installments and adding a final installment corresponding to the difference. The restriction on the sale of Adesol S.A. and Telemás S.A. will continue to be in effect until those installments have been settled. On June 23, 2003 the Company and Adesol renegotiated the financial obligations falling due in April 2003 to instead fall due in December 2003, decreased the amount of the installments and added a final installment for the difference which will fall due in August 2004.

(v)    Acquisition of Dorrego Televisión S.A.

        Through the agreement entered into on October 15, 2002 in relation to the purchase of the capital stock of Dorrego Televisión S.A. and Cable Video Sur S.R.L., the Company assumed the outstanding obligations of the purchaser—amounting to Ps. 250,000—with the previous shareholders of Dorrego Televisión S.A. and agreed to settle that debt in 30 monthly installments using a formula based on a basic subscription fee charged in Coronel Dorrego. On December 15, 2002 the Company entered into an agreement whereby it assumed the obligations of the seller with the previous owners of Cable Video Sur S.R.L. The obligations of the seller were secured with a pledge on 99% of the quotas of Cable Video Sur S.R.L. The Company agreed to pledge the shares of Dorrego Televisión S.A. in exchange for the release of the pledge on the installments of Cable Video Sur S.R.L. It was also agreed that the total payment of Ps. 829,641 would be made in 39 monthly installments and six semi-annual installments.

(b)    Litigation

        The Company is involved in litigation from time to time in the ordinary course of business. In Management's opinion, the lawsuits in which the Company is currently involved, individually and in the aggregate, are not expected to be resolved for amounts that would be material to the Company's financial condition or results of operations.

(c)    Operating licenses

        The Company's operating licenses, obtained from the Comité Federal de Radiodifusión (Federal Broadcasting Committee or "COMFER"), have been generally granted for a period of 15 years, with the option to extend the licenses for an additional ten-year period, counted as from the expiration of the original term. The Company has requested the extension of the term for several licenses. The extension of the licenses is subject to approval by the COMFER. Although management considers that the risk that the Company will be unable to renew its licenses in the future remote, it cannot provide assurance that the Company will obtain any such extensions.

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

        The merger-spin-off of Fintelco S.A., Video Cable Comunicación S.A. ("VCC") and CV Inversiones S.A., are pending approval by the IGJ.

        The capital increases derived from the merger with effects as from January 1, 2001 and as a result of the capitalization of irrevocable contributions are still pending registration with the IGJ. Furthermore, the reorganization processes carried out by the Company before the merger are also pending registration.

(e)    Claims by COMFER

(i)    Administrative proceedings

        The Company has taken part in a payment facilities regime established by Government Decree 1201/98, as amended by Decrees 644/99 and 937/99, in order to pay the penalties for violations of the broadcasting law that allegedly occurred prior to December 9, 1999. This mechanism provides for: (i) an 85% reduction in any fines in connection with these proceedings, and (ii) cash payments of the amount to be determined, or crediting of the amount to TELAM S.A. for use in public service campaigns run by the Federal Government. The COMFER notified the Company, by means of Note 2872/02, that the "Amount payable" amounts to Ps. 5,295,359. The Company intends to pay this amount by providing advertising. However, because the "amount to be settled" that the Company was notified it must pay was calculated by applying the previous regime on calculating penalties approved by Resolutions Nos. 626/COMFER/98, 772/COMFER/98 and 609/COMFER/99, the Company filed a request with the relevant authorities requesting recalculation of the "amount to be settled" by applying the new regime approved by Resolution No. 830/COMFER/2002 in effect since November 21, 2002, if it is more favorable to the Company. This decision was based on the general legal principle which establishes that the most favorable regulation is to be applied at the time of setting a penalty. Through Resolution No. 0582/CFR/03 dated May 16, 2003, the COMFER admitted the Company's objections and proceeded to recalculate the amount payable at Ps. 57,439.50, to be settled in its entirety through the granting of advertising in favor of TELAM, currently Sistema Nacional de Medios Públicos Sociedad del Estado.

        On December 13, 2002 the Company took part in a new payment facilities regime established by Decree 2362/02 of the National Government for the payment of fines imposed on the Company or derived from non-compliance with broadcasting regulations between January 1, 2001 and October 31, 2002, inclusive. Under this regime, the following alternatives are available: (i) to make payment in cash, or (ii) to apply the resulting amounts in favor of the National Secretariat of Communication Media and the COMFER for campaigns for the public interest organized by the National Government. It is the Company's intention to pay the fines by providing advertising time in future broadcasts. Through Resolution No. 0584/CFR/03 dated May 16, 2003, the COMFER resolved to approve adherence to the Installment Payment Plan requested by the Company, determining the amount payable at Ps. 422,390, to be settled in its entirety through the granting of advertising seconds in favor of the Communications Media Secretariat of the Presidency of the Nation and the Federal Broadcasting Committee, which will be applied to the promotion of general interest campaigns conducted by the National State.

(ii)    Demand for payment from Vidycom S.A.

        The COMFER filed a claim whereby it demanded payment from Vidycom S.A. ("Vidycom"), a company absorbed by Multicanal in 1995, of all the differences in its favor as a result of its participation in the tax exemption established by Resolution No. 393/93.

        The tax authorities based their rejection of the mentioned tax exemption on the following grounds: (a) Vidycom was asked to make payment on several occasions, but did not comply with COMFER's requirements, (b) no documentation supporting the investments committed by the company was provided and (c) no evidence was provided of the weather phenomenon as a result of which the previous shareholders had requested the tax exemption.

        The amount of the claim, which would be equivalent to 30% of the rate paid in 1994, 20% of the rate paid in 1995 and 10% of the rate paid in 1996, plus the corresponding interest, has not yet been determined.

        According to Multicanal, there are questions of fact and of law in its favor which would lead COMFER to reassess its position. Consequently, no amount has been recorded in these consolidated combined financial statements at December 31, 2003.

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

(f)    Other regulatory aspects

        In February 1995, the City of Buenos Aires issued a municipal ordinance regulating the authorization for the installation of TV cable networks. Such ordinance establishes several alternatives for cable installation on the street, namely: by underground laying, center of city block or posting. The ordinance established a maximum term of 7 years for cable operators to adapt their wiring networks according to the requirements of the ordinance. The municipality of the City of Mar del Plata issued an ordinance to regulate the installation of cable TV networks.

        Although the Company has been adapting its network, it has had difficulties making its network fully compliant as a result of the economic crisis in Argentina, the current lack of financial stability and the successive tax charges, which have forced the Company to apply its resources and income to ensuring the continuity of its business and greatly reduce its capital expenditures. On September 30, 2002 the Company requested suspension of the terms established by ordinance 48,899. The municipality of the City of Mar del Plata is also analyzing the granting of an extension for the license holders to adapt their networks.

        According to applicable regulations, 5% of the year's profit must be applied to the legal reserves until it equals 20% of Company capital stock.

(g)    Commitments to make contributions to Fintelco S.A.

        Fintelco S.A. had a negative shareholders' equity as of November 30, 2003. Under the Argentine Commercial Companies Law, this could bring its dissolution, unless its capital is restored. National Executive Branch Decree No. 1269/02, as amended by Decree No. 1293/03, suspended the application of the abovementioned regulation until December 10, 2004. The Company and Cablevisión S.A. each hold 50% of the equity of Fintelco S.A. and, in that proportion, the Company has undertaken to make the contributions required to pay the liabilities of Fintelco S.A. and of its subsidiaries when due.

(h)    Complaints against the Supercanal Group

        The Company brought various claims against Supercanal Holding S.A. and its subsidiaries (the "Supercanal Group"), including an action to declare resolutions adopted during the Extraordinary Shareholders' Meeting of Supercanal Holding S.A. on January 25, 2000 to reduce capital stock of Supercanal Holding S.A. to Ps. 12,000 and subsequently increase capital to Ps. 83,012,000 null and void. The Court issued an injunction requested by the Company but required that the Company post bond for Ps. 22,000,000 for potential damages that could be assessed against the defendant, should the complaint be dismissed. The remedy was granted against the issue of a surety bond. The Court of Appeals revoked the injunction. The Company has filed an extraordinary appeal against that resolution, claiming it is both "arbitrary" and "damaging to the institution". The appeal is in the process of being heard, and a ruling thereon is pending.

        Other legal actions were initiated, claiming the suspension of: i) the last three Ordinary Shareholders' Meetings of Supercanal Holding S.A. and ii) the guarantees granted by Supercanal S.A. on bank loans exclusively in favor of the group controlling Supercanal Holding S.A. (Grupo Uno S.A. and affiliated companies). In addition, a claim for dissolution and liquidation of Supercanal Holding S.A. was brought jointly with the action for removal of all the members of the Board of Directors and the Surveillance Committee, and the dissolution of Supercanal Capital N.V.

        Supercanal Holding S.A. and other companies of the Supercanal Group filed for bankruptcy proceedings with the National Court of First Instance on Commercial Matters No. 20, Secretariat No. 40. and the procedures began on April 19, 2000.

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

NOTE 10—LONG-TERM INVESTMENTS

        Investments carried under the equity method are as follows:

	Direct percentage participation in voting stock	December 31,
Company	%	2003	2002
VER T.V. S.A. (1)	49.00	7,286,400	6,951,016
Fintelco S.A.	50.00	(14,875,850)	(19,465,318)

		(7,589,450)	(12,514,302)

(1)
At December 31, 2003 the retained earnings that represent undistributed earnings amount to Ps. 7,121,959.

NOTE 11—ANTITRUST CONSIDERATIONS

        In September 1998, the Santa Fe branch of Asociación del Consumidor ("Consumer Association") filed with the Comisión Nacional de Defensa de la Competencia (the "National Commission for the Defense of Competition" or "CNDC") a complaint against Multicanal and Cablevisión S.A. alleging the existence of anticompetitive practices in the city of Santa Fe. The Company filed an answer to the complaint in which it requests the CNDC to dismiss the complaint on the grounds of lack of a factual basis and for failure to state a cause of action under the relevant provisions of the Antitrust Law. The Company cannot assure that the final decision shall be favorable to Multicanal, or that no further actions shall be brought against the Company and/or Cablevisión S.A.

        On January 13, 1999, the CNDC notified the Company that a complaint had been filed by the Santa Fe commerce department alleging the existence of anticompetitive practices by VCC in the city of Rosario, Province of Santa Fe, prior to Multicanal's acquisition of this company. Although the Company has filed an answer to the complaint with the CNDC, the Company cannot give any assurance that its arguments will prevail and the final decision will be favorable to it or that it will not be fined.

        On February 18, 1999, the CNDC issued a resolution initiating an investigative proceeding into an alleged agreement between the TV cable operating companies VCC, Multicanal and Cablevisión S.A. and those providing Televisión Satelital Codificada S.A. and Tele Red Imagen S.A. channels consisting of fixing of minimum prices for the trading of channels owning rights to the broadcasting of football tournaments organized by the "Asociación de Fútbol Argentino" in Federal Capital and Greater Buenos Aires. The investigation spans from the year 1995 through the date of the resolution. The Commission penalized the companies with a fine, which in the case of Multicanal amounts to Ps. 352,859. The resolution under which the fine was applied has been appealed by the Company on October 8, 2002. The Company can give no assurance that the final outcome will be favorable to it.

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

        In December 2001, and November 2003, Gigacable SA., a cable TV operator operating in certain areas of the Provinces of Santa Fe and Corrientes, filed two complaints before the CNDC accusing Multicanal of (i) having divided areas in which the companies provide services with Cablevisión S.A., (ii) uncompetitive practices, and (iii) selling the subscription for a price below Multicanal S.A.'s usual price. On December 6, 2001 and on November 26, 2003, respectively, the Company provided explanations in this regard and the CNDC has not issued any decision so far. The Company cannot provide assurance that the dispute will be settled or whether it will be fined if no agreement is reached.

        On September 17, 2003 the Company was notified of a claim made by Gigacable S.A. alleging that Multicanal S.A. and Cablevisión S.A. (i) have made presentations before various bodies (COMFER and the Municipality of Rosario), which hindered Gigacable S.A. from obtaining the administrative permits to operate in Rosario; (ii) engaged in monopolistic conduct. Multicanal answered that claim on October 6, 2003.

        The Interior Trade and Consumer Defense Bureau of the Province of Entre Ríos filed a complaint against the CNDC for the presumed division of areas between Multicanal and its competitors. On May 4, 1999, the Company filed a document providing explanations and requesting that the claim be rejected. No assurance can be provided that the final ruling will be in the Company's favor.

NOTE 12—ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION

        At the end of 2001, the Argentine authorities implemented various monetary and exchange control measures which mainly included restrictions on the free availability of bank deposits and on transfers of funds abroad, except for foreign trade and other authorized transactions which in some cases require the prior approval of the Argentine Central Bank ("BCRA").

        Subsequently, the Argentine Government declared default on its external debt and on January 6, 2002 the Government enacted Law 25,561 on public emergency and exchange system reform that involved profound changes to the then prevailing economic model and amended the Convertibility Law that had been in force since March 1991. Under this Law 25,561, the Executive Branch is empowered to enact other monetary, financial and exchange regulations which are conducive to overcoming the current economic crisis in the medium term.

        Executive Branch Decree No. 71/2002 and BCRA Communication "A" 3425 and its amendments established an official exchange market for exports, certain imports and financial obligations, and a free exchange market on which the remaining transactions were to be carried out.

        Subsequently, various regulations were issued which introduced additional changes to the new norms. These included the unification of the exchange market into a single, free market, the conversion to pesos of US dollar deposits with Argentine financial institutions at an exchange rate of Ps. 1.40 per US dollar as well as of obligations in Argentina denominated in US dollars or any other foreign currency existing as of January 6, 2002, at the Ps. 1 = US$1 exchange rate and subsequent index-adjustment by applying the CER, based on the Retail Price Index (except for certain operations), the conversion to pesos of public utility rates previously determined in US dollars and their case-by-case renegotiation, the requirement for prior authorization of the BCRA to make certain transfers abroad for the servicing and principal and interest, the suspension of employee termination without a legal justification until March 31, 2004 and the suspension until December 10, 2004 of company dissolution due to reduction in capital stock and mandatory reduction of capital established by the Corporations Law.

        The impact generated by all these measures adopted to date by the Government on the financial situation of the Company at December 31, 2003 was calculated according to the evaluations and estimates made by Management at the date of preparing these consolidated financial statements. Actual results could differ from the evaluations and estimates made at the date of preparing these consolidated financial statements and these differences could be significant. Therefore, the Company's financial statements may not report all the adjustments that could result from these adverse conditions. Furthermore, at this time it is not possible to foresee the future development of the country's economy or its consequences on the economic and financial situation of the Company. Thus, any decision that must be made on the basis of these consolidated financial statements must take into account the effects of these measures and their future development and the Company's financial statements must be considered in the light of these uncertain circumstances.

        In the year ended December 31, 2003, the Company recognized a shortfall in consolidated working capital amounting to Ps. 1,841,507,572. Continuing adverse market conditions and their negative effect on the Company's cash flows, coupled with limited liquidity, are likely to limit the Company's ability to meet its obligations.

        In addition, the losses recorded by the Company exceed 50% of its capital and 100% of its reserves as of December 31, 2003. Although section 206 of the Commercial Companies Law establishes a mandatory capital reduction in such situations, by means of Decree 1293/03, the National Executive suspended enforcement of this regulation until December 10, 2004.

        These consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Therefore, these financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flows to meet its obligations on a timely basis, to obtain additional financing as may be required, and ultimately to attain profitable operations and positive cash flows.

NOTE 13—NOTIFICATION OF PETITIONS FOR BANKRUPTCY FILED AGAINST THE COMPANY

        The Company has been served with process on 34 petitions for bankruptcy against it as a result of the Company's deferral of payments of principal and interest on its negotiable obligations. The Company filed its response in all cases, and deposited in escrow, the amount claimed in pesos at the rate of exchange of US$ 1 = Ps. 1 plus CER plus 8% per annum for interest and 5% to cover possible expenses relating to lawsuits. The judge considered it sufficient at this time in order to disregard the credit invoked as "revealing factor" of suspension of payment of debts, the deposit made by the Company, dismissing 33 petitions for declaration of bankruptcy, the Court of Appeals having ratified the lower court decisions in those cases where plaintiffs have appealed such decisions.

        The latest petition for bankruptcy filed in the Republic of Argentina after the meeting of holders of negotiable obligations held on December 10, 2003 has been suspended under a resolution issued by the Argentine Court on February 4, 2004.

        The Company argued in its response to the bankruptcy petitions that its foreign currency obligations had been converted to pesos as established by Section 1 of Decree No. 214/02, because the provisions of Section 1, subsection e) of Decree No. 410/02 (establishing that "the obligations of the public and private sectors denominated in foreign currency, compliance with which is subject to foreign laws, are not subject to the conversion to pesos") do not apply in this case.

        In the offer to restructure its financial debt (see Note 7) the Company calculated Existing Debt to be restructured in US dollars, to reflect more clearly the reduction of the debt and the exchange ratio for the new securities that would be issued if its restructuring transactions are consummated. The fact that the Company has denominated its debt in US dollars does not mean that the Company has waived its right to assert that those obligations should be considered to have been converted to pesos. The Company's reason for denominating such debt in U.S. dollars is only to conclude the negotiation stage of the reorganization plan in a quick and effective manner in order to obtain creditors' acceptance of the proposal without having to waive any valid rights. This approach, which does not address the definition of the scope of the Decree on Conversion to Pesos referred to above, has been the most appropriate one to overcome financial difficulties for the benefit of the Company, its creditors and the public in general, but should not be construed as a waiver by the Company of its right to sustain that its debt is subject to pesification norms.

        In view of this, in the submission filed to request approval of the reorganization plan from the court, the Company reserved its right to file a motion for the pesification of all financial debts incurred in the issuance of outstanding negotiable obligations if the out-of-court reorganization plan were not to be approved and insolvency proceedings were to be filed against it.

        On January 28, 2004, affiliates of the U.S.-based investment group known as W.R. Huff and a certain Willard Alexander (together, the "Involuntary Petitioners"), claiming to be holders of debt securities issued by Multicanal sought to initiate a proceeding under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York (the "U.S. Bankruptcy Court").

        On January 30, 2004, at the request of the Board of Directors of Multicanal under a proceeding brought on January 16, 2004 pursuant to article 304 of the U.S. Bankruptcy Code, in order to counteract legal actions initiated by Huff before the courts of the State of New York in December 2003, the U.S. Bankruptcy Court entered an order allowing (a) Multicanal to take all actions to participate in, conduct, or take any action in furtherance of, Multicanal's APE under the jurisdiction of the National Court of First Instance in Commercial Matters No 4, Clerk's Office No 8 (the "APE Proceedings") to the fullest extent permitted under Argentine law, (b) any creditor, equity holder, party in interest or any other person, entity, court or governmental unit (including, without limitation, the Involuntary Petitioners) to take all actions to participate in, conduct, or take any action in furtherance of, Multicanal's APE and its APE Proceedings to the fullest extent permitted under Argentine law, and (c) any creditor, equity holder, party in interest or any other person, entity, court or governmental unit (including, without limitation, the Involuntary Petitioners) to take all actions in the Argentine court presiding over the APE Proceedings (and any right to appeal any decision of such Argentine court) to oppose Multicanal's APE or its APE Proceedings to the fullest extent permitted under Argentine law.

        The order of the U.S. Bankruptcy Court ensures that the filing by the Involuntary Petitioners does not interfere with participation by creditors of Multicanal or any other person in the APE Proceedings. This order makes clear that any person's or party's participation in the APE or the APE Proceedings in Argentina is not prohibited or limited by application of automatic stay provisions of the United States Bankruptcy Code.

        On December 30, 2003, the Company proceeded to publish the notices laid down by Section 74 of the Law on Insolvency and Bankruptcy Proceedings, the time limit for creditors to file opposition having therefore expired on February 13, 2004. At the date of these financial statements, the Company has answered the opposition filed by creditors and the records of the case have been submitted to the consideration of the court.

        If the restructuring process undertaken by the Company is unsuccessful it will likely have to file voluntary insolvency proceedings.

NOTE 14—SUBSEQUENT EVENTS

a)    Restructuring process

        On April 14, 2004 the Company was notified of the contents of the court ruling issued in the case captioned "Multicanal S.A. s/Acuerdo Preventivo Extrajudicial" under the jurisdiction of the National Court of First Instance on Commercial Matters No. 4, Clerk's Office No. 8, rejecting the claims filed and confirming the APE filed by the Company.

        Furthermore, persons present at the meeting held on December 10, 2003 under the provisions of Section 45 bis of the Argentine Insolvency Law, who voted against or abstained from voting, as well as those who were absent, within 30 days from the last publication of legal notices (to be carried out for the term and in the locations noted for publication of the notice convening the meeting held under Section 45 bis of the Argentine Insolvency Law) were given the right to exercise the right granted to the rest of the creditors to elect among the three options presented, under the same conditions as those who had already made such election directly with the debtor; provided that in the case of silence such creditor's holdings shall be allocated to the Available Options (as such term is defined in the APE).

        Three of the claimants initially appealed the court ruling approving the APE. However, only two of the appellants submitted additional supporting documentation required under Argentine law to permit consideration of their appeals. The Company cannot ensure that the ruling approving the APE will be confirmed by the Court of Appeals.

b)    Shareholders' Extraordinary Meeting

        On May 7, 2004 a Shareholders' Extraordinary Meeting was held to adopt certain decisions contemplated in and required by the terms of the APE approved on April 14, 2004 by the Commercial Court No. 4, Clerk's Office No. 8 of the Federal Capital. Subject to the court confirmation of the Company's APE becoming final, the Shareholders' Extraordinary Meeting approved the increase in capital stock to reflect the contribution of US$ 15,000,000 to be made by the controlling shareholder Grupo Clarín S.A., under the terms of the trust agreement entered into with JPMorgan Chase Bank and the capitalization of the financial debt resulting from the APE, as well as the overall amendment of the by-laws and admission of the Company to the public offering and share quotation regime. All these decisions were unanimously approved, conditioned on the obtaining of confirmation of judgment approving the APE by the Commercial Court. The Shareholders' Extraordinary Meeting delegated to the Board of Directors the determination of the date for filing the application for admission to the public offering and share quotation regime.

NOTE 15—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES ADOPTED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THEUNITED STATES OF AMERICA

        The consolidated financial statements have been prepared in accordance with Argentine GAAP, which differ in certain significant respects from US GAAP. The significant differences at December 31, 2003 and 2002 and for the three years in the period ended December 31, 2003 are reflected in the reconciliations provided in Note 16 and principally relate to the items discussed in the following paragraphs:

(a)    Restatement of Argentine GAAP figures and its effects on the US GAAP reconciliation

        As more fully described in Note 2.2, effective January 1, 2003 the Company adopted new accounting standards related to valuation and disclosure criteria. As required by Argentine GAAP, the Company has restated its prior year financial statements to give retroactive effect to the recently adopted accounting standards, except for certain valuation and disclosure criteria that in accordance with the transition provisions have been applied for prospectively.

        As a result, the US GAAP reconciliation footnote has also been restated to reflect the above-mentioned changes in accounting standards. However, this restatement did not affect the originally reported US GAAP amounts of consolidated net loss for the years ended December 31, 2002 and 2001 and of consolidated shareholders' deficit as of December 31, 2002.

(b)    Restatement of financial statements for general price-level changes

        As indicated in Note 2.3., on March 25, 2003, the National Executive Branch issued a decree establishing that the financial statements for periods ending as from that date should be stated in nominal currency. In April 2003, the CNV issued a resolution discontinuing inflation accounting as of March 1, 2003. As a result, the Company's consolidated financial statements include the effects of inflation until February 28, 2003. Comparative figures were also restated until that date. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represents a departure from Argentine GAAP.

        The US GAAP reconciliation does not reverse the effects of the general price-level restatement included in the Argentine GAAP financial statements because the application of that Resolution represents a comprehensive measure of the effects of price level changes in the Argentine economy.

(c)    Foreign currency translation adjustment

        Under Argentine GAAP, as from January 1, 2003, the financial statements of the foreign subsidiaries that are considered foreign entities, were translated into pesos at the rates of exchange prevailing at the end of the year. The exchange differences generated by that translation were charged to "Temporary translation differences" between liabilities and shareholders' equity. Until December 31, 2002, financial statements, which were prepared in currencies other than the Argentine peso, had been translated into that currency in accordance with Technical Pronouncement No. 13 of the FACPCE, translation differences were reported in the Company's result of operations.

        Under US GAAP, financial statements of foreign subsidiaries have been translated into Argentine pesos following the guidelines established in SFAS 52 "Foreign Currency Translation". Assets and liabilities of these foreign subsidiaries are translated at the exchange rates in effect at period-end, and the statement of income is translated at the average exchange rates during the period. Exchange rate fluctuations on translating foreign currency financial statements into pesos that result in unrealized gains or losses are referred to as foreign currency translation adjustments. Under US GAAP, cumulative translation adjustments are recorded as a separate component of shareholders' equity. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 16.

(d)    Goodwill

        Under Argentine GAAP and US GAAP the Company applied the purchase method of accounting to the Company's acquisition transactions. Accordingly, the fair market value of the assets and liabilities of the acquired companies were estimated and the excess of the purchase price over the fair value of the assets acquired and liabilities assumed is considered goodwill. The US GAAP adjustment reflects the application of certain US GAAP adjustments when estimating the fair value of such assets and liabilities.

        The Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets" in the year ended December 31, 2002. SFAS No. 142 states that goodwill is not amortized but rather is tested at least annually for possible impairment. Under Argentine GAAP, until December 31, 2002, amortization was computed over twenty years as from the month of origin. As from January 1, 2003, the Company adopted the criterion of discontinuing amortization.

(e)    Impairment of long-lived assets

        Management reviews long-lived assets, primarily property and equipment to be held and used in the business, long-term investments and goodwill for the purposes of determining and measuring impairment. The Company recognized during the year ended December 31, 2002 and 2001 an impairment of Ps. 315,044,680 and Ps 328,492,945, respectively. Under US GAAP, SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" required a company to review assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Assets were grouped and evaluated for possible impairment at the level of cable television systems by region. As a result of a different basis of goodwill determined on acquisition; as described in Note 15 (d), the impairment recognized under Argentine GAAP for the year ended December 31, 2001 differed from the one recognized under US GAAP. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 16.

        As a result of the adoption of SFAS No. 142, the Company tested goodwill for impairment. The steps taken are fully explained in Note 17 (i) and the reconciling difference for this item is presented in the quantitative reconciliation in Note 16. The impairment losses at the beginning of the year ended

December 31, 2002 are presented as a cumulative effect of a change in an accounting principle in the quantitative reconciliation in Note 16.

(f)    Organizational and preoperating costs

        Under Argentine GAAP, organizational and preoperating costs may be deferred and amortized over the estimated period of benefit. Under US GAAP, such costs are generally charged to operations. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 16.

(g)    Non-interest bearing debt instruments

        Under Argentine GAAP non-interest bearing debt instruments were not generally presented with an imputed rate of interest in order to recognize the economic substance of the underlying transaction. Under US GAAP, APB No. 21 "Interest on Receivables and Payables", such adjustment would be required.

        APB No. 21 requires the imputation of a reasonable, market-based rate of interest for non-interest bearing debt instruments over the maturity period of the note. Additionally, the carrying value of the debt instrument is reported net of any resulting discount or premium. As reflected in the US GAAP reconciliation, certain non-interest bearing debt instruments for acquisition debt were discounted at 10%, which approximated the Company's weighted average annual interest rate. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 16 under the item Discounting of non-interest bearing acquisition related debt.

(h)    Income taxes

        As discussed in Note 2.2, the Company adopted new accounting standards effective January 1, 2003. Pursuant to this adoption, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

        Under Argentine GAAP, the Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes in accordance with Resolution MD No.11/2003 issued by the CPCECABA. Under US GAAP, the Company applies EITF 93-9, "Application of FASB Statement No.109 in Foreign Financial Statements Restated for General Price-Level Changes", which requires such differences to be treated as temporary differences in calculating deferred income taxes. In addition, the adjustment includes the effect on deferred income taxes of the foregoing reconciling items, as appropriate.

        Under Argentine GAAP, the realization of deferred income tax assets depends on the generation of future taxable income when temporary differences would be deductible. Accordingly, the Company has considered the reversal of the deferred income tax liabilities, tax planning and taxable income projections based on its best estimates. Based on these projections, Multicanal has recorded as of December 31, 2003 a valuation allowance against the deferred taxes assets considered non recoverable. Also, as indicated in Note 2.6.(l)., the Company is subject to minimum notional income tax. Under Argentine GAAP, the Company considered the ultimate realization of the credit relating to the minimum notional income tax to be more likely than not based on current projections and its legal expiration period of 10 years. As such, the Company deferred this amount as other non-current receivables in the balance sheet.

        Under US GAAP, Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes" states more specific and strict rules to determine a valuation allowance for tax credits. Under this pronouncement, an enterprise must use judgment in considering the relative impact of negative and positive evidence to determine if a valuation allowance is needed or not. For example, negative evidence includes: a) losses expected in early future years by a presently profitable entity; b) unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years; and c) a carryforward that is so brief that it would limit realization of tax benefits if significant deductible temporary difference is expected to reverse in a single year.

        Considering the magnitude of the negative effect of the devaluation of the Argentine peso on the Company's financial position and results of operations, as well as the uncertainty generated by the local economic situation regarding the realization of the deferred tax credits in a brief period, under US GAAP the Company decided to set up a valuation allowance against 100% of Multicanal's tax loss carryforwards and tax credits related to minimum notional income tax and of certain of its other deferred tax assets.

(i)    Severance indemnities

        As described in Note 2.6. (r), the Company expenses severance indemnities when paid or when they should have an impact on the results for the year because they represent a certain and quantified risk. Under Argentine law, the Company is required to pay a minimum severance indemnity based on years of service and age when an employee is dismissed without adequate justification. Under US GAAP, before the issuance of SFAS 146 "Accounting for Costs Associated with Exist or Disposal Activities", the Company applied the guidance of Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity" ("EITF 94-3"). As such, during fiscal year 2001 the Company reversed the severance provision recognized under Argentine GAAP as certain criteria specified by EITF 94-3 were not met.

(j)    Equity in earnings (losses) of affiliated companies and investments in companies carried under equity method

        For purposes of this reconciliation, the Company has assessed the impact of US GAAP adjustments on the Argentine GAAP financial statements of its equity investees. The significant differences that give rise to US GAAP adjustments on equity investees are as follows: (i) the application of SFAS No 109 "Deferred Income Taxes", (ii) the effects on depreciation of different bases for determination of the underlying net asset acquired, and (iii) foreign exchange differences (see Note 15 (l)).

(k)    Interest capitalization

        Before the adoption of the new technical pronouncements (Note 2.2), Argentine GAAP allowed, but did not require, companies to capitalize interest on self-constructed assets. The Company did not capitalize interest on projects under construction of a short-term nature. Under US GAAP, the Company would be required to capitalize interest on the qualifying self-constructed assets. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 16.

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

1 to US$ 1. Under US GAAP, the Company applied the guidance set forth in the EITF D-12 "Foreign Currency Translation—Selection of the Exchange Rate When Trading is Temporarily Suspended", that states that when exchangeability between two currencies is temporarily lacking at the balance sheet date, the first subsequent rate at which exchange could be made shall be used. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 16.

(m)    Transfer of financial assets

        As explained in Note 9 (a) (ii) the Company transferred all of its interests in DirecTV Latin America, LLC and certain contractual rights related thereto to Raven Media Investments, LLC. Under Argentine GAAP a transfer of financial assets is recognized as a sale to the extent that contractual terms result in the passage of title.

        Under US GAAP, the existence of an agreement that constrains the transferee right to exchange the transferred asset or gives the transferor the ability to unilaterally cause the holder to return specific assets, preclude a transfer subject to such a condition from being accounted for as a sale. This agreement expired on November 10, 2003. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 16.

(n)    Specific pronouncement for cable television companies

        Under Argentine GAAP, there are no specific pronouncements related to cable television companies. Hookup revenues are recognized at the time of connection.

        Under US GAAP, SFAS No. 51 "Financial Reporting by Cable Television Companies" establishes that:

  (1)
  The network in each area is considered to pass through a "prematurity" period when it is in construction and yet partially in service. This period commences when transmission is made to the first subscriber and ends when the network for a particular area is substantially complete and attains the number of subscribers (penetration rate) expected for that specific area. During the prematurity period, SFAS No. 51 requires that charges for capitalized costs other than those of the main cable television plant, interest and financing charges be allocated to both current and future periods based upon the ratio of active subscribers to the total estimated subscribers at the end of the prematurity period. As the Company's systems are relatively mature, management considers that SFAS No. 51 prematurity period accounting would not materially affect the financial position or the results of operations for the years presented.

  (2)
  Hook-up revenues that exceed related direct selling expenses must be deferred and amortized in the period in which the Company expects the subscriber to be connected to the system. Hook-up services charged by the Company have not been a significant component of revenues and until the year ended December 31, 2002, the related direct selling expenses exceeded sign-up fees. In the year ended December 31, 2003, this relationship has reversed. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 16.

(o)    Allowance for doubtful accounts

        Under Argentine GAAP, the allowance is charged against revenues whereas under US GAAP the charge would be presented as an operating cost. As this difference has no effect on net income/(loss) or on shareholders' deficit, no reconciling adjustment is presented in the US GAAP reconciliation.

(p)    Advances to suppliers

        Under Argentine GAAP, funds advanced to suppliers are capitalized and included under Property and equipment prior to purchase and specifically identified as property or equipment items. Under US GAAP, these funds are accounted for as a deposit until the actual property or equipment procured by such funds has been purchased. Accordingly, such funds are generally classified as "Other assets."

        However, due to the nature of such funds and their relative immateriality to the consolidated financial statements taken as a whole (Note 4), the quantitative difference between Argentine and US GAAP would be a reclassification from property and equipment to other assets and, accordingly, it does not affect the reconciliation of net loss and shareholders' equity in Note 16.

(q)    Other income and expenses

        Under Argentine GAAP certain expenses are included in Other non-operating income (expenses), net (see Note 3 (k)). Under US GAAP, these items are classified as operating expenses.

        However, the quantitative difference between Argentine and US GAAP would be a reclassification from "Other non-operating income (expenses), net" to "Direct operating expenses", "General and administrative expenses", "Selling and marketing expenses" or "Other operating expenses", as appropriate, and, accordingly, it does not affect the reconciliation of net loss and shareholders' deficit summarized in Note 16.

NOTE 16—RECONCILIATION OF NET GAIN (LOSS) AND SHAREHOLDERS' (DEFICIT) EQUITY TO US GAAP

        The following is a summary of the significant adjustments to net gain (loss) for the three years in the period ended December 31, 2003 and shareholders' (deficit) equity for the years ended December 31, 2003 and 2002, which would be required if the financial statements had been prepared in accordance with US GAAP instead of Argentine GAAP.

	Years ended December 31,
	2003	2002	2001
Net gain (loss) in accordance with Argentine GAAP	61,551,447	(689,928,139)	(207,125,606)
US GAAP adjustments—income (expense)
Amortization of organizational and preoperating costs (Note 15 (f))	1,883,284	1,971,417	(7,468,234)
Deferred income taxes, net of allowance (Note 15 (h))	10,456,130	(298,723,032)	(75,814,424)
Amortization of goodwill (Note 15 (d))	—	112,253,135	4,322,658
Depreciation of property and equipment (Note 15 (d))	(8,122,418)	(6,849,821)	(10,498,648)
Discounting of non-interest bearing acquisition related debt (Note 15 (g))	—	—	(126,304)
Equity in the earnings (losses) of affiliated companies (Note 15 (j))	2,963,749	(720,354)	(4,390,847)
Interest capitalization (Note 15 (k))	(597,491)	(413,449)	1,238,364
Severance indemnities (Note 15 (i))	—	(866,630)	(1,001,894)
Foreign currency translation adjustment (Note 15 (c))	455,703	(8,442,118)	687,229
Foreign exchange differences (Note 15 (l))	—	1,009,260,697	(1,009,260,697)
Transfer of financial assets (Note 15 (m))	324,778,329	—	(324,778,328)
Impairment adjustment (Note 15 (e))	—	8,053,849	77,585,523
Hook up revenues (Note 15 (n))	(1,661,342)	—	—
Minority interest in above reconciling items	(5,564,088)	6,048,103	286,292

Gain / (loss) before cumulative effect of accounting change	386,143,303	131,643,658	(1,556,344,916)
Cumulative effect of accounting change	—	(184,835,961)	—

Net gain (loss) in accordance with US GAAP	386,143,303	(53,192,303)	(1,556,344,916)

Gain (loss) per share before cumulative effect of accounting change	1.04	0.35	(4.19)
Loss per share on cumulative effect of accounting change	—	(0.50)	—
Net gain (loss) per share in accordance with US GAAP	1.04	(0.14)	(4.19)
Weighted average number of shares	371,635,103	371,635,103	371,635,103

	At December 31,
	2003	2002
Shareholders' equity in accordance with Argentine GAAP	182,656,042	121,104,595
US GAAP adjustments—increase (decrease)
Organizational and preoperating costs—Original value (Note 15 (f))	(9,259,476)	(9,259,476)
Organizational and preoperating costs—Accumulated amortization (Note 15 (f))	3,766,568	1,883,284
Goodwill, net (Note 15 (d))	101,180,181	101,180,181
Hook up revenues (Note 15 (n))	(1,661,342)	—
Depreciation of property and equipment (Note 15(d))	(74,990,811)	(66,868,393)
Deferred income taxes (Note 15 (h))	(366,571,906)	(377,534,624)
Foreign currency translation adjustment (Note 15 (c))	3,330,360	—
Investments in companies carried under equity method (Note 15 (j))	(1,422,868)	(3,880,029)
Interest capitalization—Original value (Note 15 (k))	5,974,908	5,974,908
Interest capitalization—Accumulated depreciation (Note 15 (k))	(1,261,953)	(664,462)
Transfer of financial assets (Note 15 (m))	—	(324,778,328)
Impairment adjustment (Note 15 (e))	(99,196,589)	(99,196,589)
Minority interest in above reconciling items	5,589,024	11,153,112

Shareholders' deficit in accordance with US GAAP	(251,867,862)	(640,885,821)

        Changes in Shareholders' deficit under US GAAP are as follows:

	Years ended December 31,
	2003	2002
Shareholders' deficit at the beginning of the year in accordance with US GAAP	(640,885,821)	(579,323,189)
Foreign currency translation adjustment (Note 17 (g))	2,874,656	(8,370,329)
Net gain (loss) for the year in accordance with US GAAP	386,143,303	(53,192,303)

Shareholders' deficit at the end of the year in accordance with US GAAP	(251,867,862)	(640,885,821)

NOTE 17—OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS

(a)    Income taxes

        The Company's deferred income taxes under US GAAP are comprised as follows:

	Years ended December 31,
	2003	2002
Deferred tax assets
Tax loss carryforwards	390,978,026	430,778,429
Allowance for doubtful accounts and others	7,403,788	10,827,052
Provision for lawsuits and others	6,598,894	9,188,066
Provision for obsolescence of materials	3,862,204	1,769,740
Deferred tax loss	54,358,801	115,492,766
Transfer of financial assets	—	113,114,828
Other temporary differences	1,705,496	3,038,159
Less: Valuation allowance	(392,704,753)	(596,463,831)

	72,202,456	87,745,209

Deferred tax liabilities
Difference between tax and accounting basis of property and equipment	(77,845,018)	(115,359,092)
Prepaid expenses	(9,087,146)	(11,754,065)

	(86,932,164)	(127,113,157)

Net deferred tax assets (liabilities)	(14,729,708)	(39,367,948)

        Of the outstanding balance at December 31, 2003 and 2002, Ps. 7,403,788 and Ps. 11,990,400, respectively are current.

        The tax loss carryforwards at December 31, 2003 expire as follows:

Expiry date	Ps.
2004	261,094
2005	62,401,298
2006	1,093,466
2007	1,052,877,170
2008	447,046

Total	1,117,080,074

        Valuation allowances are provided against future deferred tax benefits to the extent their realization is unlikely.

        The changes in the carrying amount of the valuation allowance for the year ended December 31, 2003, are as follows:

Ps.
Balance as of January 1, 2003	(596,463,831)
Decrease	203,759,078

Balance as of December 31, 2003	(392,704,753)

        The provision for income taxes computed in accordance with US GAAP differs from that computed at the statutory tax rate, as follows:

	Years ended December 31,
	2003	2002	2001
Income tax benefit at statutory tax rate on pretax income in accordance with US GAAP	128,666,287	(463,378)	(540,852,074)
Permanent differences
(Decrease) / increase in valuation allowance	(203,759,078)	(32,431,220)	469,428,486
Result on disolution/sale of investees	54,592,655	—	(66,938,949)
Amortization of goodwill and intangible assets	—	—	45,690,522
Impairment adjustment	—	172,139,377	87,786,127
Effect of inflation adjustment	(1,841,678)	(93,317,802)	—
Other	3,816,474	5,941,389	15,825,737

Income tax (benefit) expense in accordance with US GAAP	(18,525,340)	51,868,366	10,939,849
Tax on minimum notional income	—	—	113,426

Income taxes and/or tax on minimum notional income in accordance with US GAAP	(18,525,340)	51,868,366	11,053,275

The company income tax charges are comprised as follows:

Current tax	6,112,900	4,968,474	11,411,992
Deferred tax	(24,638,240)	46,899,892	(358,717)

Total	(18,525,340)	51,868,366	11,053,275

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

        The estimated fair values of financial instruments are as follows:

	Years ended December 31,
	2003		2002
	Carrying amounts	Fair Value	Carrying amounts	Fair Value
Financial assets
Cash and banks	187,475,744	187,475,744	105,568,370	105,568,370
Short-term investments	450,952	450,952	1,455,602	1,455,602
Trade receivables	15,527,882	15,527,882	25,093,209	25,093,209
Receivables from related parties	12,016,311	12,016,311	12,852,899	12,852,899
Other	74,030,488	74,030,488	68,082,114	68,082,114
Financial liabilities
Accounts payable and accrued liabilities	96,041,540	96,041,540	110,728,614	110,728,614
Bank and financial debt	1,964,059,823	912,259,352	2,036,154,635	1,146,662,805
Acquisition related debt	8,259,130	7,817,313	12,153,809	9,185,308
Taxes payable	17,563,617	17,563,617	18,033,757	18,033,757
Debt with related parties	20,458	20,458	1,028,432	1,028,432
Payroll and social security	11,643,677	11,643,677	9,886,784	9,886,784
Other	22,475,650	22,475,650	32,913,660	32,913,660

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

(d)    Supplementary information on the statement of cash flows

	Years ended December 31,
	2003	2002	2001
Cash and cash equivalents include:
Cash	187,475,744	105,568,370	29,076,118
Short-term investments (original maturity < 90 days)	450,952	1,455,602	159,276,724

	187,926,696	107,023,972	188,352,842

Non-cash investing and financing activities
Common stock issued as a result of the merger with Plataforma Digital S.A.	—	—	2,403,784

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

	Years ended December 31,
	2003	2002	2001
Net cash provided by operating activities	117,300,554	212,109,079	43,794,003
Net cash (used in) by investment activities	(24,914,911)	(12,370,176)	268,971,357
Net cash used in financing activities	(3,441,330)	(257,629,410)	(206,883,306)
Effect of inflation accounting	(792,806)	(27,777,924)	—
Effect of exchange rate changes	(7,248,783)	4,339,560	—

Net increase (decrease) in cash and cash equivalents	80,902,724	(81,328,871)	105,882,054

(e)    Aging of long-term bank and financial debt and non-current acquisition related debt under US GAAP

	Maturity in the year 2005	Total
Long-term bank and financial debt	239,753	239,753
Non-current acquisition related debt	100,633	100,633

	340,386	340,386

(f)    Interest expense

	Years ended December 31,
	2003	2002	2001
Total interest expense under Argentine GAAP	195,576,259	247,239,379	197,822,324
Interest capitalization	—	—	(1,238,364)
Discounting of non-interest bearing Acquisition related debt	—	—	126,304

Total interest expense under US GAAP	195,576,259	247,239,379	196,710,264

(g)    Statement of consolidated comprehensive loss

        The Company has adopted SFAS No. 130, "Reporting Comprehensive Income", which requires that an enterprise (i) classify items of other comprehensive income (loss) by their nature in a financial statement and (ii) display the accumulated balance of other comprehensive income (loss) separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position.

	Years ended December 31,
	2003	2002	2001
Net gain (loss) in accordance with US GAAP	386,143,303	(53,192,303)	(1,556,344,916)

Other comprehensive income (loss):
Foreign currency translation adjustments	2,874,656	(8,370,329)	16,125,220

Total other comprehensive income (loss)	2,874,656	(8,370,329)	16,125,220

Comprehensive income (loss)	389,017,959	(61,562,632)	(1,540,219,696)

        The accumulated balances related to each component of other comprehensive income were as follows:

	December 31,
	2003	2002
Balance at the beginning of the year	7,404,988	15,775,320

Other comprehensive income:
Foreign currency translation adjustments	2,874,657	(8,370,332)

Total other comprehensive income	2,874,657	(8,370,332)

Balance at the end of the year	10,279,645	7,404,988

(h)    Transactions with related parties

        In the ordinary course of business, the Company purchases programming from related parties, the amounts invoiced by such related parties to the Company for programming were approximately Ps.70.2 million, Ps.70.4 million and Ps.111.2 million for the years ended December 31, 2003, 2002 and 2001, respectively. In addition, also in the ordinary course of business, the Company places advertising in media owned by related parties, including newspapers and radio stations. Related parties also purchase advertising time from the Company, and the parties occasionally exchange advertising space and air time. In the years ended December 31, 2003, 2002 and 2001, the aggregate amounts invoiced by Multicanal to related parties for advertising were approximately Ps. 1.6 million, Ps. 2.2 million and Ps. 5.5 million, respectively, and the aggregate amounts invoiced by related parties to the Company for advertising were approximately Ps. 5.2 million, Ps. 3.3 million and Ps. 1.3 million for the years ended December 31, 2003, 2002 and 2001, respectively. Multicanal's monthly subscriber magazine is also published by a related party. Amounts invoiced to the Company by such related party were approximately Ps. 5.2 million, Ps. 12.4 million and Ps. 15.8 million for the years ended December 31, 2003, 2002 and 2001, respectively. In the years ended December 31, 2003 and 2002, the aggregate amounts invoiced by Multicanal to such related parties for new business were approximately Ps. 0.9 million and Ps. 0.8. In the years ended December 31, 2003 and 2002, a related party invoiced Multicanal a total amount of Ps. 3.6 million and Ps. 5.4 millon, respectively for treasury, accounting and logistic services. Related parties balances at December 31, 2003 and 2002 were as follows: accounts receivable of Ps. 3.7 million and Ps. 4.8 million at December 31, 2003 and 2002, respectively, and accounts payable of Ps. 28 million and Ps. 18.8 million at December 31, 2003 and 2002, respectively. In addition, in 2001, Multicanal bought property owned by its shareholder for a total of Ps. 1.1 million.

        Additionally, in the year ended December 31, 2001, the Company transferred all of its interests in DirecTV Latin America, LLC and certain contractual rights related thereto to Raven Media Investments, LLC, a company organized under the laws of the state of Delaware and wholly-owned by Grupo Clarín S.A., for US$ 150,000,000, recording a gain of Ps. 324,763,538.

        At December 31, 2001, the Company has a balance of Ps. 3.4 million payable on a loan from Grupo Clarín S.A., which has generated an interest charge of Ps. 0.2 million.

(i)    Adoption of SFAS 142

        In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142. This statement changes the accounting for goodwill and intangible assets.

        Under SFAS 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed annually, or more frequently if indicators for impairment arise. Separable intangible assets that have finite lives will continue to be amortized over their useful lives, with no maximum life. In addition, SFAS 142 changes the test for goodwill impairment.

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

        The Company has evaluated whether goodwill was impaired at January 1, 2002. As a consequence of that assessment, a non-cash after-tax charge amounting to Ps. 184,835,961 has been recorded for the impairment. This initial impairment charge is shown in the quantitative reconciliation to US GAAP recorded as a cumulative effect of a change in accounting principle in the Company's results for the year ended December 31, 2002. Effective January 1, 2002, in accordance with this pronouncement, the Company ceased the amortization of goodwill under US GAAP.

        As required by SFAS No. 142 the results for the prior years have not been restated. A reconciliation of net income as if SFAS No. 142 had been adopted for the year ended December 31, 2001 is presented below without considering the effects of the impairment charge:

Year ended December 31,
2001
(unaudited)
Net loss	(1,556,344,916)
Add back: Goodwill amortization	130,966,880

Adjusted net loss	(1,425,378,036)

Net loss per share	(3.84)

(i)    Goodwill

        The changes in the carrying amount of goodwill for the years ended December 31, 2003 and 2002, are as follows:

	Argentina	Foreign countries	Totals
	Ps.
Balance as of January 1, 2002	1,481,056,965	94,207,725	1,575,264,690
Effect of the adoption of SFAS No. 142	(153,827,375)	(31,008,587)	(184,835,962)
Translation adjustment	—	1,887,162	1,887,162
Impairment losses	(302,010,137)	—	(302,010,137)

Balance as of December 31, 2002	1,025,219,453	65,086,300	1,090,305,753
Translation adjustment	—	(685,965)	(685,965)

Balance as of December 31, 2003	1,025,219,453	64,400,335	1,089,619,788

        As a result of the Argentine economic crisis, operating profits and cash flows were lower than expected. In the year ended December 31, 2002 a goodwill impairment loss of Ps. 302,010,137 was recognized in the Argentine reporting unit. The fair value of that reporting unit was estimated using the expected present value of future cash flows.

(k)    Amortization of intangible assets

Estimated amortization expense	Ps.
For year ended December 31, 2004	4,756,308
For year ended December 31, 2005	4,752,438
For year ended December 31, 2006	4,752,438
For year ended December 31, 2007	4,752,438
For year ended December 31, 2008	4,105,495

(l)    Interest rate on short-term borrowings

	December 31,
	2003	2002	2000
Weighted average interest rate	9.8%	8%	11.4%

(m)    Corporate bonds

        The amounts issued and outstanding of Corporate bonds as of December 31, 2003 are as follows:

	December 31, 2003
	Issued	Outstanding
US$ 125 million 9.25% Notes due 2002	366,875,000	283,723,515
US$ 125 million 10.50% Notes due 2007	366,875,000	289,863,535
US$ 150 million Series C 10.50% Notes due 2018	440,250,000	110,414,700
US$ 175 million Series E Notes due 2009	513,625,000	383,903,870
US$ 144 million Series J Floating Rate Notes due 2003	422,640,000	422,640,000

	2,110,265,000	1,490,545,620

(n)    Adoption of SFAS 145

        On May 1, 2002, the FASB issued SFAS No. 145 "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections as of April 2002" (SFAS No. 145), which, among other things, eliminates the exception of applying APB Opinion No. 30 (APB 30) to all gains and losses related to extinguishments of debt (other than extinguishments of debt to satisfy sinking-fund requirements). As a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria set forth in APB 30. These provisions are effective for fiscal years beginning after May 15, 2002, with early application encouraged. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods that does not meet the criteria in APB 30 for classification as an extraordinary item should be reclassified. The Company adopted this standard on January 1, 2003. As such, gains and losses on extinguishment of debt are no longer reported as extraordinary items.

(o)    Information about segments and foreign operations under Argentine GAAP

        Multicanal is in only one segment, cable television. The Company generates revenue from Argentina and from foreign countries (Paraguay and Uruguay). Accounting policies of the segments are the same as those described in the summary of significant accounting policies:

	Argentina	Foreign countries	Totals
Year ended December 31, 2003
Revenues from external customers	443,186,258	64,312,215	507,498,473
Interest income	1,270,068	930,539	2,200,607
Interest expense	(194,106,984)	(1,469,275)	(195,576,259)
Depreciation and amortization	(145,129,695)	(4,956,198)	(150,085,893)
Equity in earnings of affiliated companies	4,917,758	—	4,917,758
Income tax benefit (expenses)	8,967,592	(898,382)	8,069,210
Segment profit	52,684,652	8,866,795	61,551,447
Segment assets	2,217,939,461	139,418,686	2,357,358,147
Expenditures for segment assets	(19,688,159)	(5,226,752)	(24,914,911)
Year ended December 31, 2002
Revenues from external customers	501,237,871	80,882,993	582,120,864
Interest income	237,712	336,827	574,539
Interest expense	(246,161,826)	(1,077,553)	(247,239,379)
Depreciation and amortization	(297,165,484)	(11,962,826)	(309,128,310)
Equity in earnings of affiliated companies	23,180,671	7,239	23,187,910
Income tax benefit (expenses)	248,085,596	(1,230,930)	246,854,666
Segment profit	(621,488,211)	(68,439,928)	(689,928,139)
Segment assets	2,224,672,207	168,634,993	2,393,307,200
Expenditures for segment assets	(8,940,483)	(3,429,693)	(12,370,176)
Year ended December 31, 2001
Revenues from external customers	919,293,569	80,425,792	999,719,361
Interest income	2,226,603	226,762	2,453,365
Interest expense	(197,205,232)	(617,092)	(197,822,324)
Depreciation and amortization	(320,197,250)	(14,451,163)	(334,648,413)
Equity in (losses) earnings of affiliated companies	(5,010,495)	1,468	(5,009,027)
Income tax benefit (expenses)	66,424,254	(1,663,105)	64,761,149
Segment profit	(206,415,081)	(710,525)	(207,125,606)
Segment assets	2,799,184,860	148,997,660	2,948,182,520
Expenditures for segment assets	(55,841,702)	(4,926,514)	(60,768,216)

NOTE 18—IMPACT OF NEW ACCOUNTING STANDARDS NOT YET ADOPTED

        In January 2003, the FASB released FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB 51". FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 ("FIN 46 R") to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46 R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financial statements for periods ending after December 31, 2004. The Company did not create a variable interest entity after January 31, 2003 and does not have a variable interest entity as of December 31, 2003. The Company expects that the full adoption of FIN 46 R in 2004 will not have a material impact on its financial position or results of operations.

        In May 2003, the FASB issued SFAS No. 150 ("SFAS 150"), "Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity", which establishes standards for how an issuer of financial instruments classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception, variations in something other than the fair value of the issuer's equity shares or variations inversely related to changes in the fair value of the issuer's equity shares. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company has adopted the provisions of SFAS 150, which did not have an impact on the Company's financial position or results of operations. The classification and measurement provisions in paragraphs 9, 10 and 22 of SFAS 150 are deferred for an indefinite period for certain mandatorily redeemable non-controlling interests with finite lived subsidiaries. The Company expects that the full adoption of SFAS 150 will not have a material impact on its financial position or results of operations.

MULTICANAL S.A.

Exhibit I

INFORMATION REQUIRED BY SECTION 64, SUB-SECTION b) OF LAW No. 19550
for the years ended December 31, 2003, 2002 and 2001
(Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter—Note 2.3)

				Total at December 31,
	Direct operating expenses	General and administrative expenses	Selling and marketing expenses
Caption				2003	2002	2001
Payroll and social security	36,126,874	10,097,053	14,116,201	60,340,128	86,068,836	144,354,991
Employees' dismissals	1,183,580	197,211	1,459,556	2,840,347	3,608,970	2,207,467
Taxes rates and contributions	8,225,922	3,978,820	9,120,056	21,324,798	25,364,324	22,329,296
Insurance	63,807	120,960	—	184,767	229,259	—
Programming rights	160,473,148	—	—	160,473,148	189,928,767	289,837,020
Printing and distribution of magazines	6,623,336	—	—	6,623,336	15,403,085	28,931,394
Fees and compensation for services	649,583	10,328,741	102,631	11,080,955	13,720,809	15,298,347
Commissions	2,990,074	15,068,781	9,914	18,068,769	21,353,805	36,048,413
Overhead	2,828,074	894,231	30,896	3,753,201	4,141,025	3,692,850
Personnel expenses	3,102,212	1,684,950	1,650,052	6,437,214	5,979,578	13,466,547
Building expenses	834,305	4,796,753	—	5,631,058	6,983,884	13,118,010
Vehicles expenses	79,360	2,910,061	—	2,989,421	3,150,730	4,752,649
Rentals	14,164,122	2,005,121	—	16,169,243	18,412,748	30,880,116
Security and surveillance	11,019	1,657,362	—	1,668,381	2,319,278	3,453,606
Representation and travel expenses	2,942	1,211,629	—	1,214,571	1,256,227	2,309,276
Office expenses	147,501	1,878,102	20,709	2,046,312	3,036,898	3,799,009
Publicity and advertising	—	—	8,867,823	8,867,823	10,988,903	11,095,661
Sundry	7,498,245	2,275,237	—	9,773,482	26,711,919	45,376,118

Total at December 31, 2003	245,004,104	59,105,012	35,377,838	339,486,954

Total at December 31, 2002	312,181,488	84,664,191	41,813,366		438,659,045

Total at December 31, 2001	500,032,283	135,554,406	35,364,081			670,950,770

QuickLinks

TABLE OF CONTENTS
Forward Looking Statements
  Item 1. Identity of Directors, Senior Management and Advisors.
  Item 2. Offer Statistics and Expected Timetable.
  Item 3. Key Information .
Selected Financial Data
Exchange Rates
Risk Factors
  Item 4. Information on the Company
History and Development of the Company
Business Overview
Organizational Structure
Property, Plants and Equipment
  Item 5. Operating and Financial Review and Prospects
Overview
Operating Results
Liquidity and Capital Resources
Off-balance Sheet Arrangements
Contractual Obligations
  Item 6. Directors, Senior Management and Employees
Directors and Senior Management
Compensation and Board Practices
Employees
Share Ownership
  Item 7. Major Shareholders and Related Party Transactions
Major Shareholders
Related Party Transactions
  Item 8. Financial Information
Legal Proceedings
  Item 9. The Offer and Listing
Markets
  Item 10. Additional Information
Memorandum and Articles of Association
Enforceability of Civil Liabilities
Material Contracts
Exchange Controls
Taxation
Documents on Display
  Item 11. Quantitative and Qualitative Disclosures About Market Risk
  Item 12. Description of Securities Other than Equity Securities
  Item 13. Defaults, Dividend Arrearages and Delinquencies
  Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
  Item 15. Controls and Procedures
  Item 16A. Audit Committee Financial Expert
  Item 16B. Code of Ethics
  Item 16C. Principal Accountant Fees and Services
  Item 17. Financial Statements
  Item 18. Financial Statements
  Item 19. Financial Statements and Exhibits
MULTICANAL S.A. Signature
INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
MULTICANAL S.A. CONSOLIDATED BALANCE SHEETS At December 31, 2003 and 2002 (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter—Note 2.3)
MULTICANAL S.A. CONSOLIDATED STATEMENT OF INCOME For the years ended December 31, 2003, 2002 and 2001 (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter—Note 2.3)
MULTICANAL S.A. CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY For the years ended December 31, 2003, 2002 and 2001 (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter—Note 2.3)
MULTICANAL S.A. CONSOLIDATED STATEMENT OF CASH FLOWS (For the years ended December 31, 2003, 2002 and 2001) (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter—Note 2.3)
MULTICANAL S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2003, 2002 and 2001 (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter—Note 2.3)
MULTICANAL S.A.
  Exhibit I
INFORMATION REQUIRED BY SECTION 64, SUB-SECTION b) OF LAW No. 19550 for the years ended December 31, 2003, 2002 and 2001 (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter—Note 2.3)