Form 20-F
period 2004-12-31
MULTICANAL SA
filed 2005-06-20
CIK 1041505

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2004 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

Yes ☒    No ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐    Item 18 ☒

TABLE OF CONTENTS

	Forward Looking Statements	1
Item 1.	Identity of Directors, Senior Management and Advisors	1
Item 2.	Offer Statistics and Expected Timetable	1
Item 3.	Key Information	1
	Selected Financial Data	2
	Exchange Rates	4
	Risk Factors	6
Item 4.	Information on the Company	24
	History and Development of the Company	24
	Business Overview	24
	Organizational Structure	41
	Property, Plants, and Equipment	41
Item 5.	Operating and Financial Review and Prospects	42
	Overview	42
	Operating Results	49
	Liquidity and Capital Resources	53
	Off-balance Sheet Arrangements	56
	Contractual Obligations	56
Item 6.	Directors, Senior Management and Employees	57
	Directors and Senior Management	57
	Compensation	60
	Board Practices	60
	Employees	60
	Share Ownership	61
Item 7.	Major Shareholders and Related Party Transactions	61
	Major Shareholders	61
	Related Party Transactions	62
Item 8.	Financial Information	62
	Legal Proceedings	62
Item 9.	The Offer and Listing	66
	Markets	66
Item 10.	Additional Information	66
	Memorandum and Articles of Association	66
	Enforceability of Civil Liabilities	72
	Material Contracts	72
	Exchange Controls	73
	Taxation	73
	Documents on Display	77
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	78
Item 12.	Description of Securities Other than Equity Securities	79
Item 13.	Defaults, Dividend Arrearages and Delinquencies	79
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	81
Item 15.	Controls and Procedures	81
Item 16A.	Audit Committee Financial Expert	82
Item 16B.	Code of Ethics	82
Item 16C.	Principal Accountant Fees and Services	82
Item 16D.	Exemptions from the Listing Standards for Audit Committees	83
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	83
Item 17.	Financial Statements	83
Item 18.	Financial Statements	83
Item 19.	Financial Statements and Exhibits	83

i

Forward Looking Statements

        From time to time we make forward-looking statements in our periodic reports to the United States Securities and Exchange Commission (the "Securities and Exchange Commission") on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. This Form 20-F contains forward-looking statements. Examples of such forward-looking statements include:

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

        Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments. We encourage readers to consult our periodic submissions under Form 6-K with the Securities and Exchange Commission.

Item 1.    Identity of Directors, Senior Management and Advisors.

        Not applicable.

Item 2.    Offer Statistics and Expected Timetable.

        Not applicable.

Item 3.    Key Information.

Selected Financial Data

        The following selected consolidated financial data has been derived from our consolidated financial statements as of the dates and for each of the periods indicated below. This information should be read in conjunction with and is qualified in its entirety by reference to our consolidated financial statements and the discussion in "Item 5. Operating and Financial Review and Prospects" included elsewhere in this annual report. The selected consolidated financial data as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 derive from our consolidated financial statements included elsewhere in this annual report, which have been audited by our independent auditors, Price Waterhouse & Co. S.R.L., a member firm of PricewaterhouseCoopers. The selected consolidated financial data as of December 31, 2002, 2001 and 2000 and for the years ended December 31, 2001 and 2000 are derived from our consolidated financial statements that are not included herein.

        In 2002, we failed to make scheduled payments on all of our Notes, our Series J Floating Rate Notes due 2003 (together, the "Existing Notes") and our outstanding bank debt (together with the Existing Notes, the "Existing Debt"). In 2003 we commenced a financial debt restructuring process under Law No. 24,522, as amended (the "Argentine Insolvency Law"). See "Item 3. Key Information—Risk Factors—Risks Relating to Multicanal" and "Item 13. Defaults, Dividend Arrearages and Delinquencies." Our consolidated financial statements included herein do not give effect to the terms of our debt restructuring.

        Our financial statements are presented in pesos. Except as discussed in the following paragraphs, we prepare our financial statements in accordance with accounting principles generally accepted in Argentina ("Argentine GAAP") and the regulations of the Comisión Nacional de Valores or National Securities Commission ("CNV"), which differ in certain significant respects from accounting principles generally accepted in the United States ("U.S. GAAP"). Note 15 to our consolidated financial statements provides a description of the principal differences between Argentine GAAP and U.S. GAAP affecting our net income (loss) and shareholders' equity and Note 16 provides a reconciliation to U.S. GAAP of net (loss) income and shareholders' equity reported under Argentine GAAP.

        As discussed in Note 2.5(k) to our consolidated financial statements, in order to comply with regulations of the CNV, we recognized deferred income tax assets and liabilities on a non-discounted basis. This accounting practice represents a departure from Argentine GAAP. However, such departure has not had a material effect on the accompanying financial statements.

        The consolidated financial statements were prepared in constant units of currency, reflecting the overall effects of inflation through August 31, 1995. Restatement of financial statements was discontinued from September 1, 1995 through December 31, 2001, a period characterized by very low rates of inflation and in certain years, deflation. Between January 1, 2002 and February 28, 2003, Argentine law was amended to permit the restatement of financial statements to reflect the effects of inflation, in recognition of the high rates of inflation that followed the derogation of the peso/U.S. dollar parity maintained under the Convertibility Law of 1991, whereby the Central Bank of Argentina (the "Central Bank") was obliged to sell U.S. dollars at a fixed rate of one peso per U.S. dollar (the "Convertibility Law"). Pursuant to Decree No. 664/03, of the Argentine executive branch (the "Executive Branch") and resolution No. 441/03 issued by the CNV, restatement of financial statements to reflect inflation was discontinued again effective March 1, 2003. For comparative purposes, as required by Argentine law, we have restated in constant Argentine pesos as of March 1, 2003 all financial data included throughout this Form 20-F. However, under Argentine professional accounting standards, financial statements should be restated through September 30, 2003. Had our financial statements been restated to reflect inflation in accordance with professional accounting standards, our shareholders' equity at December 31, 2004 and 2003 and the results for the year ended December 31, 2003 would have decreased by Ps.33 million, Ps.35 million and Ps.32 million, respectively.

        The exchange rate between the dollar and the peso as of December 31, 2001 was U.S.$1.00 = Ps.1.00. However, as a result of the elimination of the fixed exchange rate and the devaluation of the peso in January 2002, the peso first depreciated steeply with respect to the dollar and subsequently recovered part of its value. As of December 31, 2004, the exchange rate between the dollar and the peso was U.S.$1.00 = Ps.2.98, and as of June 13, 2005 the exchange rate was U.S.$1.00 = Ps.2.880. See "—Exchange Rates."

        Unless otherwise specified, references herein to "U.S. dollars", "dollars", "U.S.$" or "$" are to United States dollars and references to "pesos" or "Ps." are to Argentine pesos.

	2004	2003	2002	2001	2000
	(In thousands of pesos except operating data, margins and ratios)
	Ps.	Ps.	Ps.	Ps.	Ps.
Amounts in accordance with Argentine GAAP Statement of Income Data:
Net revenues(1)	556,579	507,498	582,121	999,719	1,090,672
Direct operating expenses	(266,381)	(245,004)	(312,181)	(500,032)	(495,684)
Selling, general, administrative and marketing expenses	(114,496)	(94,483)	(126,478)	(170,918)	(265,454)
Depreciation and amortization	(116,537)	(150,086)	(309,128)	(334,648)	(337,425)
Operating income (loss)	59,164	17,926	(165,666)	(5,880)	(7,891)
Financial results, net(2)	(260,047)	26,054	(474,959)	(224,100)	(246,115)
Other non-operating (expenses) income, net	(4,004)	4,013	(311,767)	(358,864)	(34,540)
Gain on sales of investees	—	—	—	324,904	—
(Loss) income before taxes, minority interest and equity in the gains (losses) of affiliated companies	(204,887)	47,993	(952,393)	(263,939)	(288,546)
Income taxes and/or tax on minimum notional income	73,362	8,069	246,855	64,761	(98,974)
Minority interest in results of consolidated subsidiaries	(1,189)	571	(7,578)	(2,939)	(3,338)
Equity in the gains (losses) of affiliated companies	1,790	4,918	23,188	(5,009)	(7,429)
(Loss) income from continuing operations	(130,924)	61,551	(689,928)	(207,126)	(398,288)
Net (loss) income	(130,924)	61,551	(689,928)	(207,126)	(398,288)
Balance Sheet Data (at year end):
Current assets	320,752	262,398	183,297	373,359	246,204
Property and equipment, net	424,712	495,849	624,698	803,660	956,879
Goodwill and intangible assets, net	1,212,154	1,207,766	1,210,431	1,633,786	2,079,434
Other non-current assets(3)	470,891	391,345	374,881	137,377	63,322
Total assets	2,428,510	2,357,358	2,393,307	2,948,183	3,345,839
Short-term debt(4)	2,208,959	1,971,979	2,044,719	1,684,923	629,013
Long-term debt(5)	340	340	3,589	461	1,271,208
Total financial debt	2,209,299	1,972,319	2,048,308	1,685,384	1,900,221
Other liabilities	141,716	167,576	191,087	422,426	402,136
Total liabilities	2,351,015	2,139,895	2,239,395	2,107,810	2,302,357
Net assets(6)	77,494	217,463	153,912	840,373	1,043,482
Temporary translation differences	(2,444)	3,330	—	—	—
Minority interest in consolidated subsidiaries	28,207	31,477	32,807	29,340	27,727
Common stock	371,635	371,635	366,821	366,821	365,953
Shareholders' equity	51,732	182,656	121,105	811,033	1,015,755
Cash Flow Data:
Net cash provided by operating activities	96,799	109,259	188,671	43,794	50,674
Acquisition of cable systems and subscribers and decrease (increase) in goodwill and intangible assets	(1,787)	(8,292)	(1,039)	315,534	(7,409)
Purchases of property and equipment net of proceeds from sales	(39,211)	(16,623)	(11,332)	(46,562)	(86,003)
Cash used in financing activities	(12,522)	(3,441)	(257,629)	(206,883)	(38,101)
Other Financial Information
Weighted average number of shares (in thousands)(7)	371,635	371,635	371,635	371,635	365,953
Basic and diluted (loss) earning per share	(0.35)	0.17	(1.86)	(0.56)	(1.09)

Amount in Accordance with U.S. GAAP:
Total assets	2,207,960	1,915,576	1,952,541	1,882,094	3,282,173
Net assets(6)	(147,011)	(225,980)	(619,232)	(557,652)	981,811
Net Revenues	557,461	508,318	618,124	1,070,657	1,143,938
Operating income (loss)	49,741	13,441	(363,285)	(301,804)	(46,771)
Financial results, net(3)	(251,004)	26,510	104,988	(1,240,841)	(246,648)
Income (loss) from continuing operations	94,723	386,143	131,644	(1,556,345)	(388,256)
Net income (loss)	94,723	386,143	(53,192)	(1,556,345)	(388,256)
Shareholders' (deficit) equity	(171,961)	(251,868)	(640,886)	(579,233)	958,493
Gain (loss) from continuing operations per share	0.25	1.04	0.35	(4.19)	(1.06)
Basic and diluted earnings (loss) per share	0.25	1.04	(0.14)	(4.19)	(1.06)
Selected Argentine Operating Data:
Total households(8)	5,340,500	5,092,900	5,092,900	5,092,900	5,092,900
Multicanal homes passed(9)(10)	4,458,900	4,446,100	4,436,200	4,522,700	4,364,400
Multicanal homes passed/Total households	83.5%	87.3%	87.1%	88.8%	85.7%
Total cable subscribers(8)	1,980,100	1,926,300	1,808,600	2,131,300	2,202,400
Multicanal subscribers(8)	927,600	862,960	826,200	1,148,900	1,220,000
Multicanal penetration(10)(11)	20.8%	19.4%	18.6%	25.4%	28.0%
Multicanal market share(11)	46.8%	44.8%	45.7%	53.9%	55.4%

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

(4)
Includes (i) bank loans, overdrafts, debt with related parties and current portion of acquisition related debt, and (ii) as from December 31, 2001, the principal amount of all our other financial debt, which following failure to pay on maturity our 9 1/4% Notes due 2002 has been classified in its entirety as short-term debt.

(5)
Includes long-term acquisition related debt.

(6)
Net assets represents assets less liabilities.

(7)
For purposes of calculating earnings per share, historical weighted average share and per share amounts have been calculated based on the assumption that the 4,814,066 shares issued for the capitalization of the irrevocable contribution were issued and outstanding at the date of the merger with Plataforma Digital S.A. which occurred on January 1, 2001.

(8)
Includes only Argentine regions where we offer service. The number of households is calculated based on figures generated internally.

(9)
Homes passed by our cable networks.

(10)
Includes only Argentine regions where we offer service. Multicanal subscribers as a percentage of Multicanal homes passed.

(11)
Includes only Argentine regions where we offer service. Multicanal subscribers as a percentage of total cable subscribers.

Exchange Rates

        From April 1, 1991 until the beginning of 2002, the Central Bank, pursuant to the Convertibility Law, was obliged to sell U.S. dollars at a fixed rate of one peso per U.S. dollar. Under the Convertibility Law all foreign exchange controls were eliminated and no restrictions were placed on capital flows. On January 6, 2002, Argentina's congress enacted Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the "Public Emergency Law") putting an end to the regime of the Convertibility Law, abandoning over ten years of the U.S. dollar-peso parity and eliminating the requirement that the Central Bank's reserves in gold and foreign currency be at all times equivalent to not less than 100% of the monetary base.

        On January 6, 2002, the Executive Branch established a temporary dual exchange rate system. One exchange rate, applicable to exports and essential imports, was set at a rate of Ps.1.40 per U.S. dollar. The other, which was applicable to all other transactions, was a floating rate to be freely determined by the market. On February 3, 2002, the Executive Branch repealed the dual exchange system. Since February 11, 2002, there has been only one freely floating exchange rate for all transactions. Foreign exchange transactions, however, remained restricted and subject to Central Bank approval (whether individually or by category). See "Item 3. Key Information—Risk Factors—Risks Relating to Argentina—Exchange Rate Risks."

        In 2002, the peso lost more than 70% of its value with respect to the U.S. dollar. Following this steep depreciation, the peso recovered part of its value in 2003 and appreciated in real terms in 2004. The government has expressed its interest in avoiding a further real appreciation of the peso. By the end of 2004, in an effort to maintain the exchange rate at about Ps.3.00 to U.S.$1.00, purchases of U.S. dollars by the Central Bank achieved record levels of approximately U.S.$100 million per day. Purchases by the Central Bank have continued to date, although the Central Bank has stated that its policy of intervening in the foreign exchange market will be subject to compliance with its monetary program guidelines designed to meet inflation targets.

        We can give you no assurance that steps taken by the Central Bank or the Argentine government to limit the real appreciation of the peso or limit the volatility of the exchange rate will be effective in the medium or long-term. See "Item 3. Key Information—Risk Factors—Risks Relating to Argentina."

        The following table sets forth the annual high, low, average and period-end exchange rates for U.S. dollars for the period indicated, expressed in nominal pesos per U.S. dollar. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

	Exchange Rate of Pesos per U.S.$1.00
	Low	High	Average(1)	Period-end
Year Ended December 31
2000-2001(2)	1.00	1.00	1.00	1.00
2002(2)	1.40	3.90	3.11	3.37
2003	2.76	3.35	2.95	2.93
2004	2.80	3.06	2.94	2.98
Month Ended
December 31, 2004	2.944	2.989	2.971	2.979
January 31, 2005	2.922	2.970	2.945	2.924
February 28, 2005	2.894	2.938	2.918	2.938
March 31, 2005	2.911	2.957	2.925	2.917
April 30, 2005	2.879	2.919	2.900	2.910
May 31, 2005	2.883	2.900	2.890	2.883
June 13, 2005(3)	2.880	2.896	2.891	2.880

Source: Banco de la Nación Argentina
(1)	Represents the daily average exchange rate during each of the relevant periods.
(2)	From December 23, 2001 through January 11, 2002 Banco de la Nación did not publish an official exchange rate due to governmental suspension of the exchange rate market.
(3)	Represents the daily average exchange rate during the period ending June 13, 2005.

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

Argentina continues to experience the effects of economic and political instability of recent years

        A recession that extended from 1999 through 2001 caused the public sector's creditworthiness to deteriorate and interest rates to reach record highs, bringing the economy to a virtual standstill. The lack of confidence in the country's economic future and in the government's ability to sustain the peso's parity with the U.S. dollar under the Convertibility Law regime led to massive withdrawals of deposits and capital flight. A few small banks became insolvent and credit became generally scarce for the public and private sectors. During the second half of 2001, the pace of deposit withdrawals increased together with concerns regarding the ability of the Argentine government to service or refinance its debts. In December 2001, the government curtailed the right of depositors to demand the repayment of their deposits when due. These measures led to a virtual paralysis of commercial and financial activities in 2002, further aggravating the economic recession and leading to a 10.9% decline in GDP in 2002. The crisis and the government's reactions to the crisis severely weakened the Argentine banking system.

        The economic crisis led to an unprecedented social and political crisis, the resignation of President de la Rúa and his entire government in December 2001. After a series of interim governments, Congress designated Senator Duhalde, a former vice-president and former governor of the province of Buenos Aires, to complete de la Rúa's term until December 2003. Elections were held in April 2003, resulting in the election of Néstor Kirchner, a Peronist governor of the province of Santa Cruz, for a four-year term. President Kirchner took office in May 2003.

        President Kirchner has been highly critical of certain policies followed in the 1990s, to which he attributes in large part the crisis that affected Argentina. His administration has pursued the monetary and fiscal policies initiated by the Duhalde administration in 2002 to administer the crisis and has resisted demands for "structural" reforms made by the International Monetary Fund (the "IMF"). Argentina's economic growth since 2002 has been driven by exports and import-substitution, both facilitated primarily by the lasting effect of the real devaluation of the peso in January 2002. The economic growth has increased government revenues and allowed the government to generate a primary fiscal surplus since 2003. Certain sectors of the economy, however, such as energy and other utilities, have been severely adversely affected by the government's unwillingness to approve tariff increases. The lack of investments in the energy sector poses an important challenge to the ability of the Argentine economy to sustain growth in the medium and long term. Furthermore, since 2003, the peso has appreciated in real terms, and Argentina's competitiveness has diminished. The ability of the Argentine government to maintain the levels of primary fiscal surplus achieved in 2003 and 2004 may be weakened by decreasing exports. If the Kirchner administration's economic policy fails to turn the economic growth Argentina experienced since 2002 into sustainable long-term development, political and economic instability may return. As in Argentina's past history, the economy is also likely to suffer, especially if political and social pressures in Argentina inhibit the implementation of policies designed to maintain price stability, generate growth and enhance consumer and investor confidence. This would most likely also have an adverse impact on the private sector's long-term ability to grow and invest.

        On December 23, 2001, Argentina suspended payments on its sovereign debt, except for debt owed to multilateral credit agencies. Argentina had numerous rounds of negotiations with the IMF in 2002-2003 regarding Argentina's economic program and the medium-term refinancing of its debt with the IMF. These negotiations resulted in a September 2003 agreement to roll over Argentina's obligations to the IMF over a three-year period. The agreement specified a surplus of 3% of GDP and several other qualitative targets for 2004. No primary surplus targets were set for 2005 and 2006 and agreement on various issues, including structural reforms, was deferred. Negotiations with the IMF stalled in 2004 and the IMF and Argentina ultimately deferred negotiation of certain undetermined aspects of the IMF program until after Argentina completed the restructuring of its defaulted debt with private creditors. During that period, Argentina met its payment obligations to the IMF. In May 2005, the IMF agreed to a 12-month roll over approximately U.S.$2.5 billion in loans owed by Argentina. On June 2, 2005, Argentina announced the completion of its debt exchange with holders of more than 76% of the defaulted debt.

        In January 2005, Argentina submitted a restructuring proposal to the holders of approximately U.S.$100 billion aggregate outstanding amount of defaulted bonds involving a significant write-down of the claims. Holders of approximately 76% of the defaulted bonds accepted Argentina's proposal and tendered their bonds. Holders of claims totaling approximately U.S.$26 billion declined to accept Argentina's offer. Numerous creditors have brought claims against Argentina in foreign courts, and in certain cases judgments have been rendered against Argentina. Argentina has taken the position that creditors that did not accept its proposed restructuring will not be entitled to exchange their defaulted bonds at a later date. The ability of these creditors to recover will depend on the success of their litigation strategy. Certain of these creditors obtained injunctions that delayed for approximately two months Argentina's ability to complete its exchange with the creditors that accepted its proposal. We cannot exclude that the hold-out creditors will continue to undertake attempts to recover their claims. These steps, if successful, could affect the value of Argentina's newly issued bonds as well as its ability to raise new debt. Furthermore, the treatment of the hold-out creditors is one of the issues the IMF intends to address in the context of a negotiation of a new program with Argentina.

        As a consequence of the default on its sovereign debt, Argentina's government has had limited access to financing from private capital markets. To the extent that such limited access continues, Argentina's government is likely to depend on the IMF and other multilateral lending institutions as its main source of foreign capital. The completion of the restructuring offer with foreign bondholders in June 2005 to Argentina's satisfaction has not paved the way to an agreement with the IMF regarding Argentina's medium-term economic program and the refinancing of its outstanding debts to the IMF and other multilateral institutions on terms acceptable to Argentina. The IMF has indicated its intention to require Argentina to address, among other issues, the outstanding issue of bondholders who have rejected and are challenging Argentina's debt exchange offer as a condition to future financing. If Argentina fails to meet the IMF's conditions, including such performance criteria as the IMF may seek to include, it may lose its ability to make additional drawdowns under its IMF program. If the IMF decreases its lending to Argentina, Argentina's limited access to foreign capital would be further curtailed and it would have to confront debt repayments with its own funds. This could adversely affect Argentina's economic prospects.

        In May 2005, an arbitration award was rendered within the framework of the World Bank-sponsored International Center for the Settlement of Investment Disputes ("ICSID"). Under the award, U.S.-based CMS Energy Corp. ("CMS") is entitled to claim U.S.$133.2 million in compensation from the government of Argentina, for alterations made to the concession held by a gas-pipeline operator in which CMS holds a stake. Argentina faces at least 30 similar claims from multinational corporations arising from emergency measures enacted during Argentina's crisis in 2002, which converted the right to charge rates under the concession contracts into devalued pesos. If more awards are issued against Argentina, Argentina's foreign currency liabilities may increase significantly.

        Although the social and economic situation has improved, important problems that have an impact on Argentina's economy remain unresolved, such as the treatment of bondholders who rejected Argentina's debt exchange offer, renegotiating the public utility contracts, restructuring the financial system and redesigning the federal fiscal regime. Argentine government actions concerning the economy, including with respect to inflation, interest rates, price controls, foreign exchange controls and taxes, have had, and may continue to have, a material adverse effect on private sector entities, including us. We cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not further impair our business, financial condition, or results of operations or continue to impair our ability to make payments of principal and/or interest on our outstanding indebtedness.

Inflation may escalate and further undermine economic recovery

        On January 24, 2002, the Argentine government amended the Central Bank's charter to allow the monetary authority to print currency (without having to maintain a fixed and direct ratio with the foreign currency and gold reserves), to make advances to the federal government to cover its anticipated budget deficit, and to provide financial assistance to financial institutions with liquidity problems. After a significant rise in the levels of inflation following the derogation of the Convertibility Law in 2002 (the consumer price index (the "CPI") increased by 41% and the wholesale price index (the "WPI") increased by 118%), in 2003, inflation decelerated sharply, and the consumer and wholesale price indices for 2003 were 3.7% and 2.0%, respectively. In 2004, the CPI increased by 6.1%. The strong recovery of domestic demand caused an acceleration of retail inflation. Wholesale inflation in 2004 also showed clear signs of acceleration driven by the pace of economic growth. The WPI increased by 7.9% during 2004, with a significant rise in prices for manufactured products, energy and mineral products, and, to a lesser extent, imported products. Increases in these items are in contrast with the slight rise in the price of the remaining primary products. The CPI and WPI for the first quarter of 2005 increased by 4% and 2.2%, respectively. Current forecasts by independent sources place the inflation rate for 2005 within a range of 10% to 11%. In the past, inflation has materially undermined the Argentine economy and the government's ability to stimulate economic growth. There is considerable concern that, if the Central Bank prints currency to finance public-sector spending or financial institutions in distress, significant inflation will result. Past history raises serious doubts as to the ability of the Argentine government to maintain a strict monetary policy and control inflation. In the past, inflation materially undermined the Argentine economy and the government's ability to create conditions that would permit growth.

Exchange rate risks

        We realize substantially all of our earnings in Argentina through sales denominated in pesos while most of our Existing Debt is, and the debt instruments to be issued upon consummation of the APE will be, denominated in U.S. dollars.

        On January 6, 2002, Argentina's congress enacted the Public Emergency Law, eliminating the requirement that the peso/U.S. dollar exchange rate remain fixed at one to one. On February 11, 2002, the peso was allowed to float freely and devalued sharply to Ps.3.90 per U.S.$1.00 on June 25, 2002. During the last quarter of 2002 and through 2003, the peso/U.S. dollar exchange rate remained stable and the peso strengthened as exporters remitted significant amounts of export proceeds to the Central Bank in compliance with Central Bank exchange controls. At December 31, 2003, the exchange rate was Ps.2.93 per U.S.$1.00, and at December 31, 2004, the exchange rate was Ps.2.98 per U.S.$1.00. As of June 13, 2005, the peso/U.S. dollar exchange rate was Ps.2.880 per U.S.$1.00, as quoted by Banco de la Nación Argentina. See "Item 3. Key Information—Exchange Rates".

        As of December 31, 2001, our consolidated bank and financial debt totaled approximately U.S.$766.7 million. The devaluation of the peso in 2002 adversely affected the U.S. dollar value of our earnings, impaired severely our financial condition and rendered our financial debt unsustainable. See "Item 3: Key Information—Risk Factors—Risks Relating to Multicanal." As of December 31, 2004, our total consolidated bank and financial debt amounted to U.S.$713.8 million (including accrued interest and seller debt) and Ps.82.1 million (including accrued interest). Our restructuring plan, which is set forth in an "acuerdo preventivo extrajudicial" or pre-packaged reorganization plan ("APE") submitted to our creditors in 2003, contemplates a reduction of the aggregate principal amount of our financial debt through a partial cash buy back (at a discount) and an exchange of the remaining claims for new long-term notes and new shares of common stock. Even if we complete the restructuring of our financial debt pursuant to our APE, a real depreciation of the peso against the U.S. dollar in the future will correspondingly increase the amount of our debt in pesos, and most likely adversely affect our results of operations and financial condition. Given the continuing uncertainty regarding Argentina's medium and long-term economic prospects, it is impossible to predict whether, and to what extent, the value of the peso may appreciate or depreciate against the dollar in real terms. Moreover, we cannot predict whether, and if so, how, the Argentine government will modify its monetary policy and what impact these changes will have on our financial condition and results of operations. See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources."

The stability of the Argentine financial system remains at risk

        Although deposits in the Argentine banking system had grown in 2000, in 2001, especially in the fourth quarter, a very significant amount of deposits were withdrawn from financial institutions as a result of increasing political instability and uncertainty. This run on deposits had a material adverse effect on the Argentine financial system as a whole. Since the fourth quarter of 2001, banks have focused primarily on collection activities in order to pay their depositors. The magnitude of deposit withdrawals, the general unavailability of external or local credit, together with the restructuring of the public-sector debt with local holders (a substantial portion of which had been placed with banks) created a liquidity crisis which undermined the ability of Argentine banks to pay their depositors.

        To prevent a run on the U.S. dollar reserves of local banks, on December 1, 2001, the government restricted the amount of money that account holders could withdraw from banks and introduced exchange controls restricting capital outflows. The government subsequently imposed new restrictions and released a schedule stating how and when deposits would become available. Although the restrictions affecting bank deposits are no longer in effect, most likely they have had very long term effects on Argentina's banking system.

        On February 3, 2002, the Argentine government issued Emergency Decree No. 214, which mandatorily converted all debts to financial institutions into pesos at a rate of Ps.1.00 per U.S.$1.00. After a six-month grace period, debts have been adjusted pursuant to an index based on consumer price variations in the preceding month. This decree also provided for: (i) the conversion of all foreign currency-denominated deposits with Argentine banks into peso-denominated deposits at an exchange rate of Ps.1.40 per U.S.$1.00, and (ii) the issuance by the government of bonds intended to compensate banks for the losses incurred as a result of the "asymmetric" mandatory conversion of loans and deposits into pesos. The different exchange rates applied to the conversion of foreign currency- denominated deposits and loans had a material and adverse effect on the financial system.

        On June 1, 2002, the Argentine government which gave owners of rescheduled foreign currency and peso-denominated bank deposits the option, during a period of 30 banking business days to receive certain bonds issued by the Argentine government in lieu of payment of such deposits. Under certain conditions, these bonds could be applied to the payment of loans. Deposits not exchanged for bonds were considered securities that, subject to conditions established by the CNV, could be applied to the subscription of notes and to the cancellation of certain loans. On September 17, 2002, the government gave owners of rescheduled deposits a second option to exchange those deposits for government bonds. Depositors, however, showed little interest in the first or second offers to exchange deposits for bonds.

        The emergency laws that converted certain U.S. dollar-denominated debts into pesos generated strong opposition. Many of those who were affected instituted court challenges, eventually at the Argentine Supreme Court (the "Supreme Court") level, on constitutional grounds seeking restitution of their deposits in their original currency. Under Argentine law, Supreme Court rulings are limited to the particular facts and defendant in the case, although lower courts tend to follow precedent set by the Supreme Court. Numerous other cases challenging the constitutionality of the pesification pursuant to the Public Emergency Law are still pending. Initial Supreme Court rulings struck down on constitutional grounds pesification pursuant to the Public Emergency Law. However, the Supreme Court has found in subsequent holdings that emergency laws enacted by Congress were necessary to mitigate the crisis, the regulations were not disproportionate to the emergency, and the measures did not violate the constitutional property rights of those affected. We cannot assure you that the Supreme Court will consistently uphold the views expressed in its latest rulings, or that future rulings will not negatively affect the banking system as a whole. If the Argentine government is called upon to provide additional financial assistance to the banks through the issuance of additional government debt, this could add to Argentina's outstanding debt and would increase the burdens of the public sector.

        Through Decree No. 739/03, the Argentine government made a further attempt to eliminate the restrictions imposed on the withdrawal of dollar-denominated deposits by giving depositors the option to obtain reimbursement of their deposits in several installments in pesos, at a Ps.1.40 per U.S.$1.00 exchange rate adjusted pursuant to the Coeficiente de Estabilización de Referencia, or Reference Stabilization Coefficient ("CER"), plus accrued interest, and to receive a 10-year U.S. dollar-denominated bond to be issued by the Argentine government to cover the difference between the amount in pesos to be received by the depositors and the face amount of the original deposit made in U.S. dollars at the exchange rate applicable on April 1, 2003.

        While the condition of Argentina's financial system has improved and depositors affected by the restrictions imposed in 2001 and 2002 have regained access to their deposits, albeit mainly in pesos and subject to certain restrictions, investors should not underestimate the long-term implications of the most recent crisis for Argentina's economy and the credibility of its financial system. Adverse economic developments, even if not related to or attributable to the financial system, could easily result in deposits flowing out of the banks and into the foreign exchange market, as depositors seek to shield their financial assets from a new crisis. Any run on deposits could create liquidity or even solvency problems for financial institutions and bring about a new round of government interventions.

Exchange controls may prevent us from servicing our external debt obligations

        The Argentine foreign exchange market was subject to exchange controls until December 1989, when a freely floating exchange rate was established for all foreign currency transactions. From 1989 to December 3, 2001, there were no foreign exchange controls preventing or restricting the conversion of pesos into U.S. dollars or the transfer of U.S. dollars abroad. From December 3, 2001 until January 2,

2003, the transfer of foreign currency, except for fairly limited transactions, was subject to prior authorization by the Central Bank, including for the payment by Argentine debtors of principal on financial indebtedness and for the distribution of dividends.

        Since the beginning of 2003, the Central Bank has gradually eased restrictions affecting the ability of Argentine companies to make payments to foreign creditors on account of debts predating the 2002 crisis, as well as to pay dividends to foreign shareholders. However, the foreign exchange market remains highly regulated and restrictions on the ability to transfer foreign exchange abroad remain in effect unless an exemption has been issued by the Central Bank.

        Current Central Bank regulations authorize access to the exchange market by local companies in connection with: (i) the payment of accrued interest on foreign debts, provided that funds are not transferred prior to 15 days in advance of the scheduled interest payment date; and (ii) the total or partial payment of principal, at its nominal value, of private non-financial sector foreign debts derived from financial loans, the issuance of bonds and other debt instruments, provided that funds are not transferred prior to 90 calendar days in advance of the scheduled payment date. Under certain circumstances funds may be transferred more than 90 days before maturity, including (1) if the payment is not related to a debt restructuring proceeding, if the payment amount is not greater than the present value of the debt being cancelled, and (2) if the relevant payment is under debt issued (or amended) pursuant to a debt restructuring, and the new conditions of the debt and the payment being made do not imply an increase in the present value of the existing indebtedness. In both cases, current regulations require that at least 180 days lapse between the inflow of the foreign funds into the exchange market and the repayment of such amounts abroad.

Foreign creditors may not be allowed to capitalize their claims in exchange for equity in the event of a concurso preventivo to restructure our debt

        On June 18, 2003, the Argentine congress passed a bill (Law No. 25,750) regarding the protection of, among others, assets related to Argentine culture, requiring that corporations in media-related businesses be owned by Argentine persons (either natural persons or legal or corporate entities) and establishing a maximum potential foreign ownership of such companies at 30% of the outstanding capital stock representing no more than 30% of the voting rights.

        Under the bill, "cramdown" provisions set forth in the Argentine Insolvency Law, which could result in the transfer of up to 100% of the equity to creditors or a third party buyer if a concurso preventivo proceeding did not result in the approval of a reorganization plan proposed by a debtor, are not applicable to media-related companies owned by Argentine persons. Furthermore, if a media-related company in a concurso preventivo does not reach agreement with its creditors, participations of foreign persons in the capital stock of such a media-related company are only allowed if the media-related company requests the authorization of the Executive Branch, and if the Executive Branch authorizes such a transaction.

Because the Argentine standards for disclosure and accounting differ from those of the United States and certain other countries, information about us may not be as detailed or comprehensive as that of non-Argentine issuers, including that of United States companies

        Publicly available information about the issuers of securities listed on the Buenos Aires Stock Exchange provides less detail in certain respects than the information that is regularly published by or about listed companies in the United States and certain other countries. In addition, regulations governing the Argentine securities market are not as extensive as those in effect in the United States. While we are subject to the periodic reporting requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), the periodic disclosure required by foreign issuers under the Exchange Act is more limited than the periodic reporting disclosure required by listed United States issuers. Furthermore, there is a lower level of regulation of the Argentine securities markets and of the investors in such markets as compared with the securities markets in the United States and certain other developed countries. Except as discussed in "Item 5. Operating and Financial Review and Prospects," we prepare our financial statements in accordance with Argentine GAAP, which differs in certain respects from U.S. GAAP.

Risks Relating to Multicanal

Recognition of our APE in the United States and completion of our debt restructuring

        In 2002, our financial condition was severely affected by Argentina's economic crisis and we defaulted on payments on all our Existing Debt. Our ability to make payments on our foreign currency-denominated indebtedness was further curtailed by the exchange controls introduced on December 1, 2001. In 2003, we submitted to our financial creditors a proposal to restructure our financial debt. Our restructuring proposal was set forth in an APE, and comprises three options: a cash buy-back option at 30 cents, a ten-year bond exchange option and a combined exchange option (including a seven-year bond and common stock), each subject to a ceiling. Based on the approvals obtained at a bondholders' meeting held on December 10, 2003, and the support provided by commercial bank creditors, we announced on December 13, 2003 that the requisite majority of affected creditors had consented to the restructuring set forth in the APE. On December 16, 2003, we filed our APE together with evidence of the consents and approvals obtained from our creditors with the Commercial Court No. 4 of Buenos Aires (the "Buenos Aires Court") seeking judicial confirmation. We published the statutory notices as ordered by the Buenos Aires Court on December 17, 2003, and creditors had a right to file objections to the confirmation of our APE until February 13, 2004. Several objections were filed, including an objection by State Street Bank, on behalf of the U.S.-based investment group known as W.R. Huff ("Huff"). We filed responses to each of the objections filed. On April 14, 2004, the Buenos Aires Court issued a decision rejecting the objections filed, confirming the APE. Holding that all affected creditors should be treated equally, the Buenos Aires Court ordered that persons present at the bondholders' meeting held on December 10, 2003 who voted against or abstained from voting, as well as absent creditors, be permitted to exercise within a 30-day period following publication of certain notices the right to elect among the three options contemplated in our APE, and that such elections be given the same treatment as those made at the December 10, 2003 bondholders' meeting by the creditors that approved our proposal. On October 4, 2004 the Court of Commercial Appeals, Chamber "A" (the "Court of Commercial Appeals") rendered a decision affirming the Buenos Aires Court's April 14, 2004 order. On December 14, 2004 the Court of Commercial Appeals dismissed an extraordinary appeal filed by Huff against its decision of October 4, 2004 affirming the lower court's confirmation of our APE. Huff subsequently filed a "recurso de queja" (an ex parte proceeding seeking that an appellate court reverse a decision of a lower court denying the granting of an appeal) with the Supreme Court seeking to reverse the decision rendered by the Court of Commercial Appeals. The Supreme Court dismissed the "recurso de queja" in April 2005. In the meantime, Huff made several submissions to the Buenos Aires Court seeking to delay the publication of notices contemplated in the April 14, 2004 decision. Huff's applications were rejected by the Buenos Aires Court on May 16, 2005. On May 26, 2005 the Buenos Aires Court rejected an appeal of the May 16, 2005 decision submitted by Huff that same day. To our knowledge, Huff did not seek to reverse the May 26, 2005 rejection of the appeal prior to the expiration on June 6, 2005 of the statutory period to interpose a "recurso de queja." We have been advised that no further appeal of the April 14, 2004 order is contemplated by Argentine law.

        Huff also brought action against us in New York State courts on December 19, 2003, seeking, among other things, to enjoin the continuation of the APE proceedings in Argentina. On January 16, 2004, our "Directorio," or Board of Directors, filed a petition under Section 304 of the U.S. Bankruptcy Code with the United States Bankruptcy Court for the Southern District of New York (the "U.S. Bankruptcy Court"), seeking to protect our APE proceedings and to obtain recognition for the outcome of such proceedings in the United States. On January 28, 2004, two Huff-controlled entities and a Mr. Willard Alexander (together, the "Involuntary Petitioners") sought to initiate an involuntary proceeding under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court.

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

        The January 30, 2004 order of the U.S. Bankruptcy Court ensured that the filing by the Involuntary Petitioners did not interfere with participation by our creditors or any other person in our APE proceedings. The order made clear that any person's or party's participation in the APE or the APE proceedings in Argentina was not prohibited or limited by application of the automatic stay provisions of the U.S. Bankruptcy Code.

        On March 12, 2004, the U.S. Bankruptcy Court denied a motion to dismiss the Section 304 proceeding by Huff seeking a declaration that its rights as an alleged holder of Notes issued by us and placed, among other markets, in the United States, pursuant to indentures subject to the Trust Indenture Act of 1939 (the "TIA"), cannot, as a matter of law, be impaired by a foreign bankruptcy proceeding, and that for that reason the relief requested in the abovementioned Section 304 proceeding should be denied in the case of Multicanal S.A.

        On August 27, 2004, the U.S. Bankruptcy Court rendered a preliminary decision in the Section 304 proceeding indicating its intention to grant the relief requested by our Board of Directors and dismiss the involuntary petition. However, the decision called for additional proceedings with respect to two matters prior to Multicanal obtaining a final favorable decision in the United States, including with respect to the discriminatory effect identified by the U.S. Bankruptcy Court with respect to the U.S. retail holders that accepted our offer in 2003 arising from the fact that the only option available to U.S. retail holders under our APE solicitation in 2003 was the cash buy back option, which the U.S. Bankruptcy found to have less value than the other two options. After additional submissions by our Board and Huff, on December 2, 2004, the U.S. Bankruptcy Court rendered a decision indicating that it would grant the definitive relief requested by the Board of Directors and dismissing the involuntary petition, subject to the implementation by us of a remedy that eliminated the discrimination found by the Bankruptcy Court to have affected the U.S. retail holders that elected the cash option on or prior to December 12, 2003. On January 6, 2005 the U.S. Bankruptcy Court entered an order granting the Section 304 petition and issuing a permanent injunction, subject to the condition that we implement a remedy to address the U.S. retail holder discrimination found by the U.S. Bankruptcy Court. The permanent injunction provides that the APE be recognized and enforced in the U.S. to the same extent that the APE is recognized and enforced in Argentina. The U.S. Bankruptcy Court's decision was appealed by Huff to the U.S. District Court for the Southern District of New York (the "U.S. District Court") in January 2005.

        During a hearing held on March 30, 2005, the U.S. District Court indicated that there were two matters relating to the January 6, 2005 U.S. Bankruptcy Court order that required further consideration and proceedings. First, the U.S. District Court considered that it would finally affirm the Bankruptcy Court's January 6, 2005 order if it could establish that the means chosen by us to implement the remedy ordered by the Bankruptcy Court did not give rise to a violation of the registration requirements set forth in the Securities Act of 1933, as amended (the "Securities Act"). We had indicated our intention to accept the suggestion made by the U.S. Bankruptcy Court that the discrimination be cured by allowing the U.S. retail holders that accepted the cash option on or prior to December 12, 2003 to elect between the cash option, par option and the combined option and to treat such elections on equal footing with those made by other consenting creditors in December 2003 as well as with the no-voters and abstaining creditors contemplated in the order issued by the Buenos

Aires Court. Huff argued that we could not implement the proposed cure as described in reliance on an exemption from registration of the new securities with the SEC. Second, the U.S. District Court also questioned whether or not further proceedings were necessary to determine whether the remedy we proposed in turn required further proceedings in Argentina. On April 5, 2005, the U.S. District Court entered an order agreeing with the U.S. Bankruptcy Court's dismissal of the involuntary petition filed against us, and the denial of Huff's claim regarding its alleged rights under the TIA but reserved judgment on the issues relating to the implementation of the proposed cure until May 31, 2005. In May 2005, additional submissions were filed with the U.S. District Court and a hearing was held on May 31, 2005 at which the U.S. District Court indicated its intention to affirm the Bankruptcy Court on many issues, but to remand the proceedings to the U.S. Bankruptcy Court instructing it to establish whether, as we argued, the proposed remedy to cure the U.S. retail holder discrimination (as well as the implementation of the election ordered by the Buenos Aires Court) could be legally effected in reliance on an exemption from registration under the Securities Act or, as Huff argued, registration with the SEC of the new securities to be issued to the creditors identified by both courts was required. In its order of May 16, 2005, the Buenos Aires Court ruled that the implementation of the remedy ordered by the U.S. Bankruptcy Court in the manner we had proposed did not require further proceedings in Argentina. In the course of the May 31 hearing, the U.S. District Court indicated that while it was not definitively ruling on the matters, and would not limit the Bankruptcy's Court's ability to review the matters, that its preliminary view did not concur with our argument that an exemption under Section 3(a)(9) of the Securities Act was available to implement the cures as we had proposed, but that its preliminary view is that Section 3(a)(10) of the Securities Act may provide an exemption from registration with the SEC for the proposed offerings to implement the cure. We can give no assurance that the Bankruptcy Court will concur with us that an exemption from registration under the Securities Act exists for the cure. As of the date of this annual report on Form 20-F, the U.S. District Court has not issued a decision and order remanding the Section 304 proceedings to the U.S. Bankruptcy Court.

        In April 2005, Huff appealed the U.S. District Court's April 5, 2005 order to the United States Court of Appeals for the Second Circuit. We have moved to dismiss this appeal.

        To date, we have sought final recognition of our APE in the United States on the understanding that it would be in the interest of our consenting creditors that we do so, and are considering all alternatives reasonably available to us to obtain such recognition and consummate the transactions contemplated in our APE, after satisfying applicable court-imposed conditions, as early as practicable. We are, however, an Argentine corporation subject to the laws and regulations of Argentina and must ensure the viability of our operations bearing in mind the constraints imposed by Argentine law.

        As of the date of this Form 20-F, we have been served with process on 34 involuntary liquidation (quiebra) petitions in Argentina. Of those 34 petitions, one has been suspended and 33 have been dismissed by the Buenos Aires Court because we made deposits with the Buenos Aires Court to cover the petitioners' claims that were, in the view of the Buenos Aires Court, sufficient to disprove that we were unable to pay our debts as they fell due. One additional petition was filed but not served on us. This petition was suspended as a matter of Argentine law as our APE obtained the requisite majorities and was confirmed. The Buenos Aires Court's decision dismissing the petitions has been affirmed by the Commercial Court of Appeals.

If the APE is not consummated we may not be able voluntarily to enter into a subsequent concurso preventivo proceeding and may be forced into a quiebra

        It is unclear as a matter of Argentine law whether we would be able to initiate a concurso preventivo proceeding if we are unable to consummate the transactions contemplated in our APE. If we initiate a concurso preventivo proceeding, we have been advised by our Argentine counsel that the holders of our Existing Debt should expect the following:

  •
  all holders of our liabilities will be required to file proofs of their claims. Only creditors whose claims have been accepted by the "síndico" (or the court) will be able to participate in our restructuring;

  •
  the claims of all our existing creditors, including trade creditors who are not holders of our Existing Debt, will be considered by the bankruptcy court;

  •
  U.S. dollar-denominated claims may be mandatorily converted into pesos at the exchange rate as of the date of the concurso preventivo filing. However, Emergency Decree No. 214/02, which provided for the mandatory conversion into pesos of certain dollar-denominated debt governed by Argentine law at an exchange rate of Ps.1.40 per U.S.$1.00, remains subject to challenge on constitutionality grounds in pending cases. A bankruptcy court may ultimately rule that all outstanding dollar-denominated claims, regardless of governing law, including claims under the Existing Debt, must be converted into pesos in accordance with the terms of Decree No. 214/02;

  •
  for purposes of calculating the required majority, restructured claims will be denominated in pesos to calculate outstanding debt and determine the relative position of each creditor at the exchange rate as of the date the bankruptcy trustee's filing of its report discussing each of the claims filed for proof of claim, unless they are mandatorily converted into pesos in accordance with Decree No. 214/02 as described above;

  •
  the proven claims of all holders of Existing Debt will be restructured. We cannot predict the terms of the restructuring plan, but we believe that they will be less favorable than the combined terms under the APE;

  •
  holders of Existing Debt may have to wait for an extended period before the concurso preventivo proceedings are completed, and during such period Existing Debt could lose significant value;

  •
  the accrual of interest on the Existing Debt will continue suspended;

  •
  unsecured creditors will not be able to enforce their claims;

  •
  holders of Existing Debt will lose any rights of set-off against us that they had prior to the concurso preventivo;

  •
  we will continue managing our business, subject to control and supervision of a "síndico", or supervisor of our operations reporting to the judge with the participation of a committee of creditors. In addition, certain transactions will be subject to court approval; and

  •
  if the concurso preventivo fails, holders of Existing Debt will be left with a claim in a quiebra.

        In a quiebra proceeding, holders of Existing Debt should expect the following:

  •
  the accrual of interest on the Existing Debt will continue suspended;

  •
  the claims of all our existing creditors, including trade creditors who are not holders of Existing Debt, will be considered by the Argentine bankruptcy court;

  •
  holders of Existing Debt will lose any rights of set-off against us that they had prior to the quiebra;

  •
  holders of Existing Debt will likely have to wait for a long period of time before the quiebra proceedings are completed, and during such period Existing Debt could lose significant value;

  •
  our management will be removed and will be replaced by a "síndico" who will proceed to liquidate our assets;

  •
  since our business relies on governmental licenses, we believe that those licenses would be revoked in the event of a quiebra. Without those licenses, our value would most likely be limited to that of our fixed assets;

  •
  the court will order our liquidation, and the proceeds of such liquidation will be applied to debt owed to senior and secured creditors first (including all creditors granted a preference by law such as taxes, mortgages and liens), and the balance of such proceeds, if any, to debt owed to unsecured creditors, including but not limited to holders of Existing Debt, on a pro rata basis; and

  •
  if the claims of the holders of dollar-denominated Existing Debt are not deemed mandatorily converted under Emergency Decree No. 214/02, foreign currency-denominated claims will be mandatorily converted into pesos at the exchange rate of the date on which the quiebra is declared.

Unless we successfully complete our debt restructuring, we may be required to reduce our statutory capital

        The 2002 devaluation of the peso caused us to default on our Existing Debt and caused us significant losses. As indicated in Note 8 to the consolidated financial statements, our accumulated losses have exceeded 50% of our capital and 100% of our reserves. Although Section 206 of the Argentine Corporations Law establishes mandatory capital reduction in such situations, on June 1, 2005 the government suspended the application of that provision until December 10, 2005 through Decree No. 540/05. If we are able to complete the restructuring of our financial debt in accordance with the terms of our APE as confirmed by the Argentine courts, we should no longer be required to reduce our statutory capital. See "Item 3. Key Information—Risk Factors—Risks Relating to Multicanal—Recognition of our APE in the United States and completion of our debt restructuring."

The deterioration of the Argentine economy has made it increasingly difficult to obtain financing

        Argentine companies that rely primarily on local revenues, including us, have had limited access to the capital markets over the last few years. Our limited financing alternatives disappeared completely after December 2001 when the Argentine government defaulted on most of its foreign debt obligations. Furthermore, the Argentine government has imposed transfer restrictions on payments of foreign financial obligations, creating additional obstacles to obtaining foreign sources of financing. The prospects of Argentine companies that rely primarily on the domestic generation of revenues accessing the financial markets in the near or medium-term are very limited. Our ability to service our debt obligations will depend to a large extent upon our cash generation capacity and the medium and long-term conditions of Argentina's economy.

Our ability to operate our business is constrained by restrictions and limitations imposed by the debt instruments governing our Existing Debt and will be constrained by restrictions and limitations imposed by our new debt instruments if our APE is consummated

        As of December 31, 2004, debt agreements governing most of our notes contain certain operating and financial restrictions and covenants which may adversely affect our ability to finance our future operations or capital needs or to engage in business activities. Moreover, as set forth in the forms of the agreements intended to govern our new debt securities, the new notes to be issued pursuant to our APE, incorporated herein as Exhibit 1.2, by reference to our Application on Form T-3 dated July 30, 2004, our new debt securities will contain operating and financial restrictions and covenants which may adversely affect our ability to finance our future operations or capital needs or to engage in business activities. In both cases these covenants limit, and in some cases prohibit, our ability and the ability of our subsidiaries to:

  •
  borrow additional funds;

  •
  make leveraged acquisitions or minority investments;

  •
  engage in transactions with our stockholders and affiliates;

  •
  in the case of subsidiaries, sell or issue capital stock;

  •
  sell assets;

  •
  engage in other lines of business;

  •
  incur liens;

  •
  enter into or become liable with respect to certain sale and leaseback transactions; and

  •
  effect certain mergers.

Our ability to operate our business is constrained by restrictions and limitations imposed by our APE

        We are subject to certain restrictions and limitations imposed by our APE. These restrictions and limitations will continue to apply until the earlier of the consummation of the transactions contemplated in the APE including the delivery of the new securities in the manner approved by the Buenos Aires Court and the date on which our APE is otherwise terminated in accordance with its terms. Our APE contains certain operating and financial restrictions and covenants that may adversely affect our ability to finance our future operations or capital needs or to engage in business activities. These covenants limit, and in some cases prohibit, our ability, and in some cases the ability of our subsidiaries, to, among others:

  •
  make certain payments other than those relating to unimpaired claims, administrative claims and preferred claims, or incurred in the ordinary course of business;

  •
  borrow additional funds;

  •
  engage in transactions with our shareholders and affiliates other than on terms that could be obtained in an arm's length transaction and in the case of transactions with any affiliate exceeding U.S.$10 million in any fiscal year, that are authorized by a majority of disinterested members of our Board of Directors (or if none exists, confirmed to be fair by an opinion by an independent financial advisor);

  •
  sell or issue capital stock of our significant subsidiaries;

  •
  sell assets;

  •
  incur liens; and

  •
  engage in some mergers.

If our APE is consummated we will be subject to certain restrictions and limitations imposed by our Amended Bylaws

        Under the terms of our APE, shares of common stock will be issued to the holders of Existing Debt that exchange or are deemed to have exchanged their instruments under the combined option. Our shareholders approved an amendment of our bylaws at a meeting held on May 7, 2004 (the "Amended Bylaws). The Amended Bylaws will become effective upon the consummation of the transactions contemplated in our APE. The Amended Bylaws are incorporated herein as Exhibit 1.2 by reference to our Application on Form T-3 dated July 30, 2004. The following matters will require the express approval of our Board of Directors and/or shareholders, which may not be available if directors designated by the holders of the shares to be issued pursuant to the APE oppose the decision.

  •
  any proposals of merger, spin-off, transformation, dissolution, and/or voluntary liquidation of us and/or certain of our subsidiaries;

  •
  any investment by us or any of our subsidiaries in the capital stock of another company, or the acquisition of a substantial part of the assets of another company or going concern, the value of which in each case exceeds the equivalent of U.S.$20,000,000;

  •
  any sale or transfer of our assets or the assets of any of our subsidiaries to third parties, other than in the ordinary course of business when the value of such assets exceeds the higher of U.S.$25,000,000 or 8% of our consolidated assets;

  •
  new indebtedness incurred by us or any of our subsidiaries as a result of a transaction where the principal amount owed on a consolidated basis exceeds U.S.$250,000,000;

  •
  the execution of contracts, refinancings or other transactions resulting in an indebtedness exceeding U.S.$20,000,000;

  •
  capital expenditures proposed by us or any of our subsidiaries in excess of a certain amount;

  •
  any capital increases and/or acceptances of irrevocable contributions for the issue of preferred shares by us or any of our subsidiaries;

  •
  any capital increases and/or acceptances of irrevocable contributions capitalized by us and/or our subsidiaries, when payment thereof in kind is provided for or consists of a capitalization of Existing Debt, or any other capital increase even in which the preemptive rights of our shareholders are suspended;

  •
  any proposals referring to a distribution of dividends, capital reduction, redemption, repayment of shares and/or any other similar event except as for such proposals that may be necessary for purposes of complying with applicable legal regulations;

  •
  certain transactions with affiliates;

  •
  proposals to amend our bylaws;

  •
  proposals referring to a change in our line of business;

  •
  proposals establishing increased fees for Directors;

  •
  proposals to designate our or our subsidiaries' external auditors;

  •
  commencement of reorganization proceedings; and

  •
  our requests to the Executive Branch for the authorization of direct or indirect participation by foreign companies in our capital stock pursuant to Section 5 of Law No. 25,750.

Our controlling shareholder has the ability to direct our business and affairs and its interests could conflict with yours

        Our controlling shareholder, Grupo Clarín, is able to influence our business through its ability to control actions that require majority shareholders' approval and through its representatives on our Board of Directors. Although holders of Existing Debt that elect or are deemed to have elected to receive new shares upon consummation of our APE will be entitled to certain tag-along rights in connection with a change of control of our company, and will have specific protections in connection with transactions between us and our controlling shareholder and other related parties and certain mergers, acquisitions, dispositions, financings or certain other significant transactions, Grupo Clarín may have an interest in pursuing such transactions that could conflict with the interests of the holders of the new shares.

        Grupo Clarín has investments in several media companies. Its views of possible new businesses, strategies, acquisitions, divestitures or other initiatives may differ from ours. The interests of Grupo Clarín in any business opportunity that we may consider could conflict in part with our interests and, after the consummation of our APE, the interests of holders of Existing Debt that receive new shares. This may delay or hinder us from pursuing such initiatives. We cannot assure you that Grupo Clarín will not take actions that are inconsistent with the interests of any holder of our Existing Debt that upon consummation of the APE receives new shares.

        In addition, we currently benefit from our ongoing relationship with Grupo Clarín and its other subsidiaries and affiliates. We cannot assure you that Grupo Clarín will continue to allow us to have access to such benefits in the future.

Risks Relating Specifically to Our Argentine Cable Television Business

We face substantial and increasing competition in the Argentine pay television and broadband industries

        The pay television business in Argentina is very competitive, as cable operators are not given exclusive territorial broadcast licenses. We face competition from other cable television operators that have built networks in the areas where we operate, providers of other television services, including direct broadcasting, direct-to-home satellite ("DTH") and multi-channel multi-point distribution system ("MMDS") services and licensed suppliers of basic telephone services. We expect this competition to increase in the future due to a number of factors, including the development of new technologies. In addition, free broadcasting services are currently available to the Argentine population from four privately owned television networks (one owned by our controlling shareholder) and their local affiliates and one state-owned national public television network.

        The consolidation of the cable television industry increases the level of competition that we face, and will reinforce the need to undertake frequent investments to remain competitive. During 2004 we made capital expenditures to upgrade our networks and preserve our ability to deliver services effectively. Our competitiveness will depend on our ability to attract and retain customers through vigorous consumer service policies and provide high quality programming services. We cannot assure you that we will be able to undertake all the investments necessary to remain competitive, or that we will be able to retain customers through consumer service policies.

        We also face competition from other broadband service providers. Our business strategy focuses in part on positioning ourselves to become a provider of broadband services, and we launched an Internet high-speed access service in certain cities in the beginning of 2004. Other providers that initiated service earlier than we may have established a presence and customer base in certain areas where we would like to provide services. We cannot assure you that we will expand service to other areas or will continue to provide it in the areas where it is currently offered, or that we will be able to compete successfully with other broadband providers.

Our revenues may be adversely affected by subscriber termination

        Our revenues depend heavily on our ability to retain customers by limiting our churn rates (churn means subscriber termination). We determine our churn rate by calculating the total number of disconnected cable television customers over a given period as a percentage of the initial number of cable television customers for the same period. Our annual gross churn rate averaged 43.8% in the year ended December 31, 2002, 20.5% in the year ended December 31, 2003 and 16.1% in the year ended December 31, 2004. To reduce our churn rate and to address associated risks, such as the difficulty in collecting receivables, we pursue a vigorous customer service and retention policy. We have also focused efforts on improving collections. The macro-economic crisis that Argentina suffered in the last few years severely affected our subscribers' purchasing power and resulted in a loss of subscribers. During the year ended December 31, 2004 we continued to increase subscribers, recovering in part for the subscriber losses during prior years as a result of the economic crisis, with a net addition of approximately 76,300 subscribers as compared to a net addition of approximately 32,000 during the year ended December 31, 2003. Although we have gained subscribers in 2003 and 2004, we have not reached the level of subscribers we had at our peak in 1998, and there remains a risk that a downturn in economic conditions may in the future lead to a loss of subscribers.

We may not be able to provide additional premium services

        We have targeted the enhanced revenue opportunities associated with premium service and have been working with other cable operators and cable programming providers to create additional premium tiers by adding new premium channels. We cannot assure you that this type of tiering will be accomplished, since creating additional premium tiers requires industry-wide cooperation and agreement. Premium subscriptions decreased significantly in 2002 as a result of Argentina's economic downturn and while we added approximately 500 and 6,200 premium subscribers during 2003 and 2004, respectively, there is a risk that premium subscriptions could decrease again in the future if Argentina's economic situation deteriorates or as a result of increased competition.

We may not be able to renew programming contracts

        We purchase basic and premium programming from more than 20 programming suppliers. Several programming suppliers have agreed to provide us volume discount pricing structures because of our growth and market share. Due to Argentina's economic crisis, growing inflation and higher gross churn rates prior to 2003, the terms of our programming contracts, which prior to 2002 generally ranged from 24 to 36 months and were typically based on a flat fee, are now being renewed for an average period of 12 to 24 months with varying fees. Most of these contracts contain a provision requiring that their pricing be renegotiated in the event that the peso depreciates beyond a certain level with respect to the U.S. dollar. We cannot assure you that we will continue to be able to negotiate renewals of our programming contracts due to the fact that many of our suppliers have U.S. dollar-based costs and are reluctant to accept contracts denominated in pesos. We also cannot assure you that we will be able to obtain volume discounts in the future.

We depend on third parties for the development of and access to new technologies and we cannot predict the effect of technological changes on our business

        The cable television industry is subject to rapid and significant changes in technology and the related introduction of new products and services. We do not have significant intellectual property rights with respect to the technologies we use, and we depend on third parties for the development of and access to new technologies. We believe that, in the foreseeable future, technological changes will not affect the continued use of coaxial, fiber optic or other currently available technologies and that we will be able to obtain access to appropriate technologies on a timely basis. However, we cannot predict the effect of unforeseen technological changes on our business. The cost of implementing emerging technologies or expanding capacity could be significant. Our ability to fund such implementation may be dependent on the availability of additional financing and will be subject to limitations set forth in our debt instruments.

We may not be able to build and upgrade our networks in accordance with our anticipated schedule or to comply with regulatory requirements

        From 2000 through 2003 we kept annual capital expenditures to the minimum level necessary to continue providing the current level of services to our customers. The deployment of the fiber to service area ("FSA") network architecture throughout our systems will enable us to introduce new services and expand the services we provide to include pay-per-view programming utilizing addressable technology and access to the Internet through high-speed cable modems. The level of this deployment decreased over the last few years due to the Argentine economic situation. During 2004 we began deploying FSA network architecture using our own funds. We may not be in a position to make the investments needed to complete the deployment of the FSA network architecture on a timely basis. In addition, we may not be able to make investments needed to comply with existing and future regulatory requirements such as municipal rules regarding the use of air space. Our failure to make those investments may result in fines and further adversely affect our financial condition.

Risks Relating to Our Subsidiaries and Foreign Operations

Our ability to meet our obligations is in part dependent upon the cash flow and earnings of our subsidiaries

        We conduct our cable television business directly and through subsidiaries. Our ability to meet our obligations is in part dependent upon the cash flow and earnings of our subsidiaries and in some cases the distribution of such earnings to us in the form of dividends, loans or other advances, payment or reimbursement for management fees and expenses, and repayment of loans or other advances from us. The payment of dividends or the making of loans or advances by our subsidiaries to us may be subject to statutory, regulatory or contractual restrictions. Moreover, we may not have voting control over certain entities in which we have ownership interests and such entities have no obligation, contingent or otherwise, to make any funds available to us, whether by dividends, advances, loans or other payments.

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

We face substantial competition in foreign markets

        We face substantial competition in foreign markets. In Uruguay, for example, we own Telemás S.A., a company that provides programming and management to UHF (over-the-air broadcast frequency) systems and to seven cable operators in Uruguay. In the City of Montevideo and Canelones, the UHF system served by Telemás S.A. offers fifteen channels and competes with other cable systems offering more than fifty channels. We cannot assure you that the UHF system will be able to compete with the cable systems successfully in the future. We also cannot assure you that we will be successful in obtaining required licenses and expanding our multi-channel television operations into other countries or that we can operate profitably in those countries.

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

        Cable television companies in Argentina are required to obtain a non-exclusive broadcasting license from Comfer to carry and distribute programming over their cable networks. Comfer licenses have an initial fifteen-year term. At the end of this term, the licensee may apply for a one time ten-year extension and, according to the Broadcasting Law, Comfer must grant the extension if it verifies that the licensee has complied, during the first term, with all of the requirements and obligations set forth in the Broadcasting Law. The Broadcasting Law does not allow subsequent renewals when the ten-year extension term elapses. As a result, once the ten-year extension term elapses we may be forced to apply for new licenses. However, pursuant to the terms of Decree No. 527/05, the expiration of broadcasting licenses in effect on May 24, 2005 has been suspended for a period of ten years. As a result of the Decree, such licenses continue to be valid during the 10-year suspension period and remain valid following the 10-year suspension period for the number of years that were remaining as of May 24, 2005. Decree No. 527/05 requires that broadcasting companies like us with licenses to which it would apply submit to Comfer within two years for its approval proposals that would make broadcasting time available for programming that contributes to the protection of the national culture and the education of the population. Notwithstanding the suspension, the provisions of the Broadcasting Law enabling Comfer to cancel licenses under certain circumstances remain in effect. As of the date of this Form 20-F, we have not yet submitted such proposals. We cannot assure you that Decree No. 527/05 or its application will not be amended in the future or that Comfer will approve any proposals that we may submit.

        Under the terms of the Broadcasting Law, and prior to Decree No. 527/05, we expected to be granted all extensions for which we had applied. Because cable television licenses are directly granted by Comfer, if Comfer verifies that the laws and obligations have been complied with, it may grant a new license. As of December 31, 2004, the weighted average remaining life of our licenses was 8.27 years, based on the number of subscribers and the assumption that that we will qualify in all cases for the ten-year extension. In the event that Comfer denies us an extension of a license in a specific area, we must cease operations in such area, seek to acquire a company that has a valid broadcasting license for the area or apply for a new license in our own name. We cannot assure you that there will be a cable company with a valid license operating in such an area, that we will be able to acquire such a cable company, or that if we apply for a new license in our name, that such licenses will be granted.

        Section 45 of the Broadcasting Law requires Comfer approval for any transfer of shares in a licensee company. In the event that a stockholder or partner of a licensee company is another company according to Section 45, Comfer has the authority to review that company's stockholders and determine whether they comply with the requirements set forth in Section 45. Comfer has authorized, directly or indirectly, shareholders of Grupo Clarín (Mrs. Ernestina L.H. de Noble, Mr. Héctor Horacio Magnetto, Mr. José Antonio Aranda and Mr. Lucio Rafael Pagliaro, together, the "Clarín Shareholders") as shareholders of several licensed companies that were merged into us. However, Comfer has not yet authorized Arte Gráfico Editorial Argentino S.A. ("AGEA"), a corporation controlled by Grupo Clarín, and Grupo Clarín as our shareholders. We have also given notice but not yet obtained the required approvals from Comfer in connection with some of our acquisitions of shares in companies which hold licenses and the transfer of licenses to us by certain of the subsidiaries merged into us.

        Due to an injunction imposed in 2001 by a federal judge investigating Comfer's practices, including with respect to the granting of cable television licenses in recent years, Comfer was from December 2001 to May 2005 prevented from authorizing the transfer of shares of certain licensees, including us. The injunction was lifted on May 13, 2005. We can give you no assurance, however, that Comfer will approve all share transfers in which we have been involved.

        Failure to obtain Comfer's approval of the transfer of an ownership interest in a licensed company may result in the unwinding of the transfer. Violation of Comfer regulations regarding the transfer of an ownership interest in a licensed company can result in or the revocation of the license of the licensee that violated Comfer regulations.

        Comfer must also approve any elimination of "headends," the collection of hardware that processes and combines signals for distribution within a cable network. We are awaiting approvals for several headend eliminations resulting from the acquisition and division of Video Cable Comunicaciones, S.A. ("VCC") in 1997. Although we expect to receive all of the required approvals, it is not certain that Comfer or any successor agency will grant all of the approvals.

        Pursuant to Section 53 of the Broadcasting Law, licenses may be cancelled in the event of a licensee's filing of a concurso preventivo. If we are unable for any reason to consummate our APE and commence a concurso preventivo we will need to file for injunctive relief with the bankruptcy court in Argentina to avoid any declaration that our licenses have been or will be cancelled solely as a result of the filing of the concurso preventivo. However, we cannot assure you that we will be able to file for concurso preventivo under those circumstances or that the bankruptcy court will grant any injunctive relief that we may request. We do not believe that any injunctive relief would be available if we were placed into liquidation (quiebra). See "Item 3. Key Information—Risk Factors—Risks Relating to Multicanal—If the APE is not consummated we may not be able voluntarily to enter into a subsequent concurso preventivo proceeding and may be forced into a quiebra."

We may not be in compliance with local ordinances

        We were required to bring our cable systems fully into compliance with municipal regulations relating to the installation of cables in several areas of the City of Buenos Aires Region (see "Item 4. Information on the Company—Business Overview—Cable Networks") by late 2002, and were initially required to do so in the City of Mar del Plata by November 2001, although pursuant to a modification in municipal regulations in February 2005, the deadline has been extended to December 2007. We are not in compliance with the City of Buenos Aires regulations as of the date of this Form 20-F. In 2002, we filed with the City of Buenos Aires a request for an extension of the term granted. However, as of the date of this Form 20-F, the extension still has not been granted. Although such ordinances generally do not provide for penalties to be imposed on non-compliant cable systems, the Justicia Municipal de Faltas, or Municipal Claims Court, may impose fines on us. If we have sufficient cash flow and financing is available at commercially attractive rates we will seek to continue to upgrade our existing cable systems, including any network upgrades or modifications required by regulatory or local authorities.

Item 4.    Information on the Company

History and Development of the Company

        We are a sociedad anónima (corporation) organized under Argentina's commercial law, Ley de Sociedades Comerciales No. 19,550 (the "Argentine Corporations Law"). Our business began on July 26, 1991, with the incorporation of Multicanal S.A. We offered basic cable services to the residents of the City of Buenos Aires and were acquired by the Clarín Shareholders, directly or indirectly, in October 1992. Since then we have become a leader in Argentina's cable television industry through an acquisition policy that has allowed us to enhance our services and the quality of the programming we offer and increase our market share. We have established foreign operations in Paraguay and Uruguay. Our charter documents provide that our corporate existence will continue until 2090, but this date may be extended by a resolution of our shareholders. Our registered office is located at Avalos 2057, (C1431DPM) Buenos Aires, Argentina, telephone 011-54-11-5169-4700.

        In 2002, our financial condition was severely affected by Argentina's economic crisis and we defaulted on payments on our Existing Debt. In 2003, we submitted a restructuring proposal to our creditors set forth in an APE. After obtaining the requisite majority approval of our restructuring proposal in December 2003, we submitted our APE to the Buenos Aires Court requesting judicial confirmation under the Argentine Insolvency Law. Huff objected to the confirmation of our restructuring plan in Argentina and initiated legal action against us in the United States. Our Board sought recognition of our APE in the United States under Section 304 of the U.S. Bankruptcy Code. Our APE has been confirmed in Argentina and its recognition in the United States is subject to our implementation of certain remedies required by the Buenos Aires Court and the U.S. Bankruptcy Court. As of the date of this Form 20-F, we are in legal proceedings in the United States related to the implementation of the remedies ordered by the U.S. Bankruptcy Court as a condition to recognition of our Argentine reorganization plan in the United States. See "Item 3. Key Information—Risk Factors—Risks Relating to Multicanal" and "Item 13. Defaults, Dividend Arrearages and Delinquencies."

        For a detailed description of our recent principal capital expenditures and divestitures and those currently in progress, see "Item 4. Information on the Company—Acquisitions of Cable Networks" and "Item 4. Information on the Company—Property, Plants and Equipment—Capital Expenditures and Divestitures."

Business Overview

        We are a multiple system operator ("MSO") with operations in Argentina, Paraguay and Uruguay. A MSO is a cable company that owns multiple cable systems in different locations under the control and management of a single, common organization. As of December 31, 2004, we served approximately 1,057,900 subscribers, of which approximately 927,600 reside in Argentina and the balance reside in Uruguay and Paraguay. We own cable television systems in many of Argentina's most important regions and operate them through three regional clusters.

        We derive revenues primarily from monthly subscription fees for basic cable service. To a lesser extent, we also derive revenues from connection fees and advertising and from fees for premium and pay-per-view programming services, Internet services and magazine distribution. See "Item 4. Information on the Company—Programming and Other Services."

        Substantially all of our operations, property and customers are located in Argentina. Accordingly, our revenues are primarily in pesos and our financial conditions and results of operation depend primarily on macroeconomic and political conditions prevailing in Argentina. Substantially all of our debt, however, is denominated in U.S. dollars. As a result of the severe economic crisis affecting Argentina since the fourth quarter of 2001, our debt burden became unsustainable. In 2002 we defaulted on payment of our Existing Debt and focused our efforts and resources on preserving the ongoing viability of our operations. Our first priority was to align our operating costs, to a large extent denominated in U.S. dollars, with our peso revenues. During 2003 we renegotiated various contracts to convert substantially all of our U.S. dollar-denominated costs into pesos.

Business Strategy

        Our business strategy focuses on maintaining our position as a significant cable television company in Argentina and, in the medium and long-term, positioning ourselves to become a provider broadband services. Our goal is to continue offering high quality services and programming as well as Internet services. In light of the difficult Argentine macro-economic environment of the last few years, we focused initially on preserving the ongoing viability of our operations and, once that was assured, sought to address by means of the APE the long-term restructuring of our balance sheet dictated by our reduced cash flows. We have also emphasized customer service and retention in our efforts to maintain our subscriber base.

        During 2004 we upgraded our networks to meet higher technological standards throughout our cable systems, and to offer a broader range of programming alternatives, as well as broadband services in certain areas.

        We seek to differentiate ourselves from our competitors and reduce subscriber termination rates by focusing on the quality of our customer service, the strength of our brand name and the development of a broader range of cable products and services. Each of our operating regions is managed by a regional manager who is responsible for customer and technical service and who reports directly to our Chief Executive Officer.

        Our strategy has been consistently based on the premise that the continuation of our operations offers our creditors the best prospects for a recovery. To this end, our management has focused on the following measures:

  •
  continuing to provide services to our customers;

  •
  maintaining access to suppliers of programming;

  •
  renegotiating programming and other contracts; and

  •
  controlling expenses.

        Measures implemented in 2004 to protect our operating margins included:

  •
  implementing incentives to retain and/or recover customers;

  •
  deploying resources to improve collections;

  •
  requiring payment of a sign-up fee aimed at preventing customers from disconnecting; and

  •
  upgrading our networks to provide broadband services.

Cable Networks

        Overview.    We currently operate our cable systems in Argentina through three regional clusters. The following table shows subscriber and related data for all three operating regions as of

December 31, 2004, and is based on information published by third parties and our internally generated market information:

	City of Buenos Aires Region	Atlantic Coast & Central Region	Litoral Region	Total
Total Households(1)	3,462,900	1,099,100	778,500	5,340,500
Multicanal Homes Passed(1)(2)(3)	2,947,500	1,083,000	428,400	4,458,900
Multicanal Homes Passed/Total Households	85.1%	98.5%	55.0%	83.5%
Total Cable Subscribers(1)(2)	1,436,900	367,000	176,200	1,980,100
Multicanal Subscribers(2)	486,100	310,000	131,500	927,600
Multicanal Penetration(4)	16.5%	28.6%	30.7%	20.8%
Multicanal Market Share(5)	33.8%	84.5%	74.6%	46.8%

(1)
In areas where we operate. The number of households is calculated based on figures generated internally.
(2)
Numbers rounded to nearest hundred.
(3)
Homes passed by our cable networks.
(4)
Our subscribers as a percentage of total homes passed.
(5)
Our subscribers as a percentage of total cable subscribers.

        City of Buenos Aires Region.    This region consists of cable systems in the City of Buenos Aires, the Greater Buenos Aires Southern and Northwestern Regions and the cities of La Plata, Berisso and Ensenada. The City of Buenos Aires is the federal capital of Argentina and, together with the Buenos Aires metropolitan area, accounts for approximately 12 million inhabitants, representing approximately 35% of the total Argentine population. La Plata is the capital of the province of Buenos Aires, and Berisso and Ensenada are neighboring cities of La Plata. We serve approximately 486,100 subscribers in this region, with 2,947,500 homes passed and 10,500 miles of trunk and feeder cable. We have consolidated the City of Buenos Aires with the Greater Buenos Aires Southern Region using fiber optic loops, and our systems have a capacity ranging from 450 MHz to 750 MHz, with approximately 61.8% of our systems in this region having 750 MHz capacity.

        Atlantic Coast and Central Region.    This region consists of cable systems in ten major cities of the province of Buenos Aires, eight of which are on the Atlantic coast, including Mar del Plata and Bahía Blanca, seven of the largest cities in the province of Córdoba, the second largest province of Argentina in number of inhabitants, and two cities in the province of La Pampa. Our systems serve approximately 310,000 subscribers in this region, with approximately 1,083,000 homes passed and 5,000 miles of trunk and feeder cable. Approximately 48.3% of our systems have a capacity of 450 MHz in this region.

        Litoral Region.    This region consists of cable systems in five cities in the province of Santa Fe, the third largest province of Argentina in number of inhabitants, one city in the province of Entre Ríos, the City of Corrientes in the province of Corrientes, two cities in the province of Chaco and the City of Formosa in the province of Formosa. Our systems serve approximately 131,500 subscribers in this region, with 428,400 homes passed and 2,300 miles of trunk and feeder cable. Our systems have a capacity ranging from 350 to 750 MHz in this region.

        Network Architecture.    Our strategy emphasizes high technological standards for our cable television systems. During 2004 we upgraded our networks to meet higher technological standards throughout our cable systems and to offer a broader range of programming alternatives as well as broadband services in certain areas.

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

  •
  Each Level 1 is composed of several Level 2s or OTNs. These two levels together form the backbone of our network.

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

  •
  Level 4. The fourth level consists of a coaxial cable network that covers the serving area. The serving area includes the cable network to, but does not include the connection with, the homes passed. This network is fed by the fiber optic cable and the optical signal receiver of the third level. The coaxial cable used in the upgrade or rebuilding of our FSA network is mostly 750 MHz.

  •
  Level 5. The fifth level consists of taps into the coaxial cable network for the direct connections to the subscribers.

        Our FSA network architecture creates a flexible network that can be used as a platform for additional services and products, including cable modems for Internet access and telephony services. It allows us to:

  •
  monitor our networks;

  •
  offer approximately 80 analog channels;

  •
  offer approximately 100 digital channels (assuming a 6-to-1 compression ratio); and

  •
  offer additional premium and pay-per-view services.

        Currently, approximately 36.2% of our network has a capacity of 750 MHz.

Acquisitions of Cable Networks

        From our creation in 1991 until 2001, we followed a systematic approach in acquiring, consolidating and operating cable television systems, selected on the basis of their subscriber base, location, operational characteristics and growth prospects. During that period, we completed 121 acquisitions, adding approximately 1,242,400 subscribers to our subscriber base.

        We improved the operating performance and cash flow of the acquired cable television systems by:

  •
  consolidating them into regional clusters;

  •
  eliminating duplicative personnel and office locations;

  •
  creating regional customer service centers and headends; and

  •
  centralizing corporate support functions.

        In addition to our acquisition strategy, we sought to increase our subscriber base by extending the number of homes passed by our systems. Despite the adverse economic conditions that affected Argentina in recent years, we have not discontinued our attempts to increase our penetration rates by promoting a distinct image of high quality programming and superior customer service. During the year period ended December 31, 2004, mainly due to the recovery of the Argentine economy, we added approximately 76,300 subscribers.

        We have restructured our corporate organization on six occasions to rationalize and streamline our operations. Several regulatory approvals required in connection with these corporate reorganizations are currently pending. See "Item 4. Information on the Company—Regulatory Overview" for a discussion of several governmental approvals which are applicable to our reorganizations.

Foreign Operations

        Uruguay.    On May 2, 1997, through our wholly-owned subsidiary Adesol S.A., we acquired 75% of Telemás S.A., a company that provides programming and management services to UHF systems and to another seven cable operators in Uruguay. Telemás S.A. receives a fee for its programming and management services. This fee accounts for approximately 90% of the monthly billing generated by each cable operator. On July 15, 1999, we caused Adesol S.A. to acquire the remaining 25% of Telemás S.A. and we agreed to pay U.S.$12.4 million in six semiannual installments, which were due and paid prior to December 31, 2004. As a result of the acquisition, the aggregate number of subscribers served by us in Uruguay is approximately 85,100 as of December 31, 2004. In the City of Montevideo and Canelones, the UHF system served by Telemás offers fifteen channels and competes with other cable systems offering more than fifty channels. There is no exclusivity. We cannot assure you that the UHF system will be able to compete with the cable systems successfully in the future.

        Paraguay.    We own the following companies in Paraguay:

  •
  Cablevisión Comunicaciones S.A.E.C.A. ("Cablevisión Comunicaciones"), which provides cable television services in Paraguay; and

  •
  Televisión Dirigida S.A.E.C.A., which provides UHF services in Paraguay and, together with Cablevisión Comunicaciones, served approximately 45,200 subscribers and had an estimated market share of 75.1% as of December 31, 2004.

On September 1, 2004 our operations in Paraguay began to operate under our Multicanal brand name.

        The following table is based on information published by third parties and our internally generated market information and sets forth certain information relating to our cable television systems within Paraguay and Uruguay as of December 31, 2004:

	Paraguay	Uruguay
Total Households(1)(2)	341,000	527,000
Multicanal Homes Passed(1)(2)(3)	327,300	520,000
Homes Passed/Total Households	96.0%	98.7%
Total Cable Subscribers(2)(4)	60,200	209,100
Multicanal Subscribers(4)	45,200	85,100
Multicanal Penetration(5)	13.8%	16.4%
Multicanal Market Share(6)	75.1%	40.7%

(1)
Numbers rounded to nearest thousand. The number of households is calculated based on figures generated internally.
(2)
In areas where we operate.
(3)
Homes passed by our cable networks.
(4)
Numbers rounded to nearest hundred.
(5)
Our subscribers as a percentage of total Multicanal homes passed.
(6)
Our subscribers as a percentage of total subscribers.

Programming and Other Services

Programming

        We purchase basic and premium programming from more than 20 program suppliers, including Grupo Clarín affiliates. Several programming suppliers have agreed to provide us volume discount pricing structures because of our growth and market share. Due to the macro-economic crisis that Argentina suffered in the last few years, growing inflation and higher gross churn rates prior to 2003, the terms of our programming contracts, which prior to 2002 generally ranged from 24 to 36 months and were typically based on a flat fee, are now being renewed for an average period of 12 to 24 months with varying fees. Some of our programming arrangements are with affiliates of our parent company, Grupo Clarín. Most of these contracts contain a provision requiring that their pricing be renegotiated in the event that the peso depreciates beyond a certain level with respect to the U.S. dollar. Our programming costs expressed as a percentage of net revenues were 29.4% for the year ended December 31, 2004, as compared to 31.6% for 2003 and 32.6% for 2002. Total programming costs are largely comprised of costs of programming in key categories like sports and movie channels. Programming costs for sports channels (including payments made to a joint venture in which our shareholder Grupo Clarín owns a 50% interest) are approximately 50% of total programming costs. Programming costs for movie channels are approximately 30% of total programming costs. In March 2005, we added the Disney Channel to our children's programming channels.

Basic Service

        Throughout most of Argentina, we offer subscribers a uniform basic service plan at an average monthly fee of Ps.42.3 (plus value-added taxes) at December 31, 2004. The basic service provides between 42 and 68 channels to our subscribers, depending on the capacity of the local networks. We divide our programming services into categories, including movies and television series, news, sports, children's programming, women's programming, music, over the air and general interest/other.

        The following table sets forth information regarding the programming we offer customers through many of our systems:

Programming Service	Origin	Language
MOVIES AND TELEVISION SERIES
I-SAT	Argentina	Spanish*
SPACE	Argentina	Spanish*
FILM & ARTS	Argentina	Spanish*
RETRO	Argentina	Spanish
VOLVER	Argentina	Spanish
CINECANAL	U.S.A.	English*
FOX	U.S.A.	Spanish*
HALLMARK	U.S.A.	Spanish*
SONY ENTERTAINMENT	U.S.A.	Spanish*
PRIME TIME	Argentina	Spanish*
TNT	U.S.A.	Spanish*
X-TIME	Argentina	Spanish*
THE FILM ZONE	U.S.A.	Spanish*
THE WARNER CHANNEL	U.S.A.	Spanish*
EUROPA-EUROPA	Europe	Spanish*
MGM	U.S.A.	Spanish*
AXN	U.S.A.	Spanish*
NEWS
CVN	Argentina	Spanish
TODO NOTICIAS	Argentina	Spanish
CNN INTERNACIONAL	U.S.A.	English
CNN SPANISH	U.S.A.	Spanish
CANAL 26	Argentina	Spanish
CRONICA TV	Argentina	Spanish
SPORTS
TYC SPORTS	Argentina	Spanish
MULTIDEPORTES	Argentina	Spanish
ESPN	U.S.A.	Spanish
FOX SPORTS	U.S.A.	Spanish
ESPN INTERNACIONAL	U.S.A.	Spanish
CHILDREN'S PROGRAMMING
FOX KIDS	U.S.A.	Spanish
BOOMERANG	U.S.A.	Spanish
MAGIC KIDS	Argentina	Spanish
CARTOON NETWORK	U.S.A.	Spanish
DISNEY CHANNEL	U.S.A.	Spanish
NICKELODEON	U.S.A.	Spanish
DISCOVERY KIDS	U.S.A.	Spanish

WOMEN'S PROGRAMMING
FASHION TV	Argentina	Spanish
UTILISIMA SATELITAL	Argentina	Spanish
COSMOPOLITAN	U.S.A.	Spanish
MUSIC
MUCH MUSIC	Canada	Spanish
SOLO TANGO	Argentina	Spanish
MTV	U.S.A.	Spanish
MUSIC COUNTRY	U.S.A.	Spanish
CM CRONICA MUSICAL	Argentina	Spanish
OVER THE AIR
ARTEAR	Argentina	Spanish
AMERICA	Argentina	Spanish
CANAL 9	Argentina	Spanish
CANAL 7	Argentina	Spanish
TELEFE	Argentina	Spanish
GENERAL INTEREST/OTHER
PLUS SATELITAL	Argentina	Spanish
METRO	Argentina	Spanish
GOURMET.COM	Argentina	Spanish
CANAL RURAL	Argentina	Spanish
INFINITO	Argentina	Spanish
MAGAZINE	Argentina	Spanish
GUIA EN PANTALLA	Argentina	Spanish
THE HISTORY CHANNEL	U.S.A.	Spanish
TV 5	France	French
DEUSTCHE WELLE	Germany	German
RAI	Italy	Italian
EL CANAL DE LAS ESTRELLAS	México	Spanish
TVE ESPAÑA	Spain	Spanish
TV CHILE	Chile	Spanish
DISCOVERY	U.S.A.	Spanish
P&E	Argentina	Spanish
MUNDO OLE	U.S.A.	Spanish*
E! ENTERTAINMENT TELEVISION	U.S.A.	Spanish*
ARGENTINISIMA	Argentina	Spanish
ANIMAL PLANET	U.S.A.	Spanish
NUEVA IMAGEN	U.S.A.	Spanish
EWTN	U.S.A.	Spanish
LOCOMOTION	U.S.A.	Spanish
BLOOMBERG TV	U.S.A.	Spanish
GALICIA TV	Spain	Spanish
PEOPLE & ARTS	U.S.A.	Spanish*
CANAL A	Argentina	Spanish
DISCOVERY HEALTH	U.S.A.	Spanish*
NATIONAL GEOGRAPHIC	U.S.A.	Spanish*
BBC WORLDWIDE	U.K.	English
REALITY TV	U.S.A.	Spanish*
PREMIUM CHANNELS
MOVIE CITY	U.S.A.	English

CINE CANAL 2	U.S.A.	English
HBO	U.S.A.	English
HBO PLUS	U.S.A.	English
CINEMAX	U.S.A.	English
VENUS	Argentina	Spanish*
PLAYBOY	U.S.A.	Spanish*

*    Includes programming in English with Spanish subtitles.

Premium and Pay-Per-View Services

        We were the first Argentine cable operator to develop and offer premium channels in Argentina. Currently we offer premium services in all regions in which we operate. Our premium services include programming dedicated to live soccer, movies and adult programming. As of December 31, 2004, the penetration rate of the movie and adult programming premium service (subscribers for movies and adult programming divided by total subscribers) was approximately 7.8%.

        To receive premium programming, subscribers pay an incremental monthly fee ranging from Ps.5 to Ps.57.5 (plus value-added taxes). To receive the service, premium subscribers must either rent or purchase from us an addressable set top unit. Approximately 94,100 set tops are currently in use by our subscribers, an increase of 12,200 set tops from last year which we attribute to the recovery of the purchasing power of our customers resulting from improved economic conditions in Argentina. We purchase addressable set top units with the capability of decoding audio and video signals.

        Set top units also have the capacity for pay-per-view service. We have introduced pay-per-view programming to subscribers with set top units, including sports events and movies. Subscribers can elect to receive both individual events and a series of events through the pay-per-view service.

        We were the first operator to launch a weekly live soccer program, El Clásico del Domingo, which is now available in all of our systems either on a subscription basis at an average monthly premium fee of Ps.13.7 (plus value-added taxes), or as a pay-per-view service in the regions where we have introduced addressable technology (set top units). As from February 2005, El Quinto Partido is transmitted through the basic service, and subscribers no longer need set top units to view this program. In its place the Edición Especial together with El Clásico del Domingo are now offered as single premium package called Super Domingo. This package became available either as a premium service at an average monthly fee of Ps.21.30 (plus value-added taxes) as of February 2005, or as a pay-per-view service in those regions where addressable technology has already been implemented. We estimate that the soccer premium service has achieved a 5.32% penetration rate within our subscriber base.

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

Magazine

        Since April 2003 we have published a monthly magazine titled Miradas. Miradas covers a broad spectrum of topics, including movies, television programs, national and international news, interviews, leisure information and information on Multicanal programming. The magazine is sold commercially at kiosks throughout the country and at Blockbuster video stores at a cost of Ps.4.14 (plus value-added taxes) per issue. From the magazine's inception in April 2003 to December 31, 2004 we have sold on average 120,000 copies per month.

Other Services

        We currently provide Internet high-speed access through two-way modems (broadband) under the name "Flash," and as of December 31, 2004 provided the service to approximately 12,000 subscribers in the City of Buenos Aires and La Plata City, Córdoba, Mar del Plata, Rosario and Santa Fe. We do not charge any up-front fee for the installation of cable modems. Under the arrangement with Prima, customers were charged a monthly fee of Ps.32.9 (plus value-added taxes) for Internet access through 128 Kbps, Ps.69.9 (plus value-added taxes) for Internet access through 256 Kbps speed and Ps.79.9 (plus value-added taxes) for Internet access through 512 Kbps and 1,024 Kbps speed at December 31, 2004. In June 2005, we discontinued a revenue-sharing agreement entered into with Prima to facilitate the rendering of Internet services. Under that agreement we received 50% of the monthly fees charged by Prima, the largest Internet content and service provider in Argentina, to our subscribers for Internet services, including access to Prima's content. We now invoice Internet access services (excluding access to content which is invoiced by Prima) directly to our subscribers on a monthly basis for an amount approximately equal to our portion of the fee previously invoiced by Prima.

Advertising Revenue

        We also provide advertising services. These services accounted for 2.5% of our net revenues in the year ended December 31, 2004, 1.8% of our net revenues in 2003, and 1.8% of our net revenues in 2002. We develop cable television advertising services as a means to increase our net revenues.

Revenues by Category of Activity and Geographic Market

        The following table sets forth our revenues by category of activity and geographic market for the last three years.

	Years Ended December 31
	2004	2003	2002
	(In millions of pesos)
	Ps.	Ps.	Ps.
Net revenues	556.6	507.5	582.1
From subscriptions	533.5	489.1	563.9
From advertising	13.8	9.3	9.4
From other (1)	9.2	9.0	8.8
Revenues from:
Argentina	489.4	443.2	501.2
International	67.2	64.3	80.9

(1)
Included in this category are revenues from cable-modem (broadband) services, which amounted to Ps.2.1 million, Ps.1.1 million and Ps.0.9 million for the years ended 2004, 2003 and 2002, respectively.

Marketing and Customer Service

        We seek to differentiate ourselves from our competitors on the basis of the strength of our brand name and our focus on the quality of our customer service.

The Multicanal Brand Name

        We have taken and continue to take action to promote our corporate image with the public and increase consumer awareness of our brand name. We began trademarking the names of our cable television operations in 1994. Most of our operations, except for those in Uruguay and certain areas in the Province of Buenos Aires, operate under our brand name. We continued to expand the use of our brand name throughout Argentina during 2004, except in some regions in the interior where we utilize shared branding between well-regarded local trademarks and our trademark. On September 1, 2004 our operations in Paraguay began to operate under our Multicanal brand name.

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

Superior Customer Service

        On January 1, 2004, we implemented a subscriber management software system called Customer Relationship Management ("CRM"), which we have licensed from Oracle Argentina S.A ("Oracle"). Additionally, we developed our own system, which was fully integrated with CRM for billing, collection and customer service purposes. We have fully implemented this system in most regions of Argentina where we operate, and believe that this technology will enable us to centralize subscriber data and manage account information more efficiently, respond more quickly to customers' needs and measure the effectiveness of customer service and subscriber retention initiatives and reduce operating costs due to the reduction in licensing fees payable to Oracle as a result of the integration of our own system.

Billing and Subscriber Management

        Our billing system was centralized in the regions and cities where we have deployed the CRM system. Our billing systems for our Uruguay operations, as well as those of our Argentine subsidiaries Televisora Privada del Oeste S.A. and Teledifusora San Miguel Arcángel S.A., are decentralized. We integrated our operations in Paraguay into our centralized billing system in March 2005. Subscribers receive a bill issued by our regional administrative office in their home area. We bill all of our subscribers in advance for monthly basic cable service. Subscribers are given 30 days from the date of issuance to pay their bills without penalty. As of December 31, 2004, an average of 88% of our subscribers paid their bills within this period. We seek to enforce a strict disconnection policy. If subscribers do not pay their bills within the first 30 days, they receive a telephone call indicating that their account is overdue. We then send a claim letter seeking overdue payments still pending after the expiration of the next monthly billing cycle. In the third month, we no longer mail either a bill or the monthly programming magazine to the subscriber and, if payment is not received, we disconnect the subscriber as soon as practicable after the expiration of this period. Our efforts to improve customer retention and collections in 2004 have resulted in a reduction in the lag between invoicing and collection and, accordingly, a decrease in our charges for doubtful accounts.

Management of Churn

        Churn means subscriber termination. We determine our churn rate by calculating the total number of disconnected cable television customers over a given period as a percentage of the initial number of cable television customers for the same period. We experienced higher churn rates in 2001 and 2002, as compared to prior years, with our annual gross churn rate averaging 32.4% in 2001 and 43.8% in 2002. In the years ended December 31, 2003 and 2004, our churn decreased to 20.5% and 16.1%, respectively. We experienced a net addition of approximately 32,000 subscribers during the year ended December 31, 2003, and a net addition of approximately 76,300 subscribers during the year ended December 31, 2004.

        We believe that our higher churn rates until December 2002 were principally due to the continued slowdown of the Argentine economy that began in 1998, an increase in the value-added taxes imposed on cable television services and the loss in the purchasing power of the peso generated by its devaluation and high inflation rates during 2002, together with the increase in prices of basic and premium services. However, during 2003 and 2004 our churn rate decreased significantly, mainly due to the economic recovery in Argentina and our decision in April 2002 to re-institute an initial activation or sign-up fee.

        To reduce our churn rate and to address associated risks, such as the difficulty in collecting receivables, we pursue a vigorous customer service and retention policy. However, we cannot assure you that we will be able to maintain a comparatively low rate of churn in the future.

Competition

        The pay television business in Argentina is very competitive. We face competition from other cable television operators and providers of other television services, including direct broadcasting, satellite and wireless cable services. We also face competition from other broadband service providers. As a result of the non-exclusive nature of our licenses, many of our cable systems have been overbuilt by one or more competing cable networks. In the past this led to aggressive competition and marketing programs to encourage subscribers to switch networks, a trend which has slowed since our decision in 2002 to require a sign-up fee. Free broadcasting services are currently available to the Argentine population mainly from four privately-owned television networks (one of which is controlled by our shareholders) and their local affiliates and one state-owned national public television network. There are also some independent operators in cities in the interior of the country.

        Although the Argentine cable industry, with over 700 operators, which compete primarily on the basis of customer service and brand recognition, is highly fragmented, two MSOs, Cablevisión and we, account for a significant portion of the market. A third MSO, Supercanal, operates in the northwest of Argentina but does not compete directly with us or Cablevisión. A fourth MSO, Telecentro S.A, is focused in the City of Buenos Aires region and Greater Buenos Aires. As of December 31, 2004, our penetration rate in the Argentine cable market (measured by subscribers) was approximately 20.8%. Among the cable systems, competition is based primarily on:

  •
  price;

  •
  programming services offered;

  •
  customer satisfaction; and

  •
  quality of the system.

        We believe that we are able to compete efficiently against other providers of pay television services, based on our competitive pricing, the large number and quality of channels we offer (including the recent introduction of the Disney Channel) and the attention we give customer claims through our call center. We also seek to attract and retain customers through our vigorous customer service policies. See "Item 4. Information on the Company—Marketing and Customer Service."

        MMDS.    MMDS, often referred to as wireless cable, is a pay television distribution technology based upon a microwave transmission system which operates from a headend, consisting of a satellite receiver or other equipment. Programming is then transmitted by microwave transmitters from an antenna located on a tower or on top of a building to a small receiving antenna located at a subscriber's premises, where the encoded microwave signals are decoded. Although establishing an MMDS network is less capital intensive than constructing a cable television network, we believe that cable television has competitive advantages over MMDS:

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

        We provide MMDS service in the cities of Mar del Plata and Tres Arroyos and serve approximately 2,300 MMDS subscribers in these areas. There are presently approximately 200 MMDS operators serving approximately 60,000 subscribers in Argentina.

        DTH ("Direct to Home").    DTH systems use high power satellites to deliver signals to satellite dish antennae at homes, hotels and apartment buildings. In comparison to MMDS signals that are locally transmitted, a DTH satellite footprint can cover large land areas. High frequency Ku-Band DTH technology, which permits the use of a smaller satellite receiver dish of 60 centimeters, offers more channels and better picture quality than C-Band DTH technology. DTH service in Argentina is regulated by the Broadcasting Law.

        At present, only two companies, DTH S.A. and DirecTV Latin America, LLC, provide DTH services in Argentina. DTH S.A. offers approximately 24 video channels to its estimated 6,000 subscribers. On March 26, 2000, DTH S.A. initiated a concurso preventivo together with Supercanal Holdings S.A. as well as other companies that form part of the Supercanal Group. Supercanal's proceedings to determine the composition of creditors prior to adjudication in bankruptcy are currently suspended. DirecTV Latin America, LLC, is a consortium comprised of Hughes Communications, Inc., a division of the Hughes Electronics subsidiary of General Motors Corporation and the Cisneros Group.

        DTH service may grow throughout Argentina, primarily in rural areas where there are no cable networks. Although we believe that cable television has advantages over DTH because cable television does not require the subscriber to bear the up-front cost for the purchase of an outdoor reception dish and related hardware necessary for DTH, we cannot assure you that DTH will not in the future become a significant competitor in Argentina's pay television market.

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

        As a condition to obtaining a broadcast license, a cable operator must demonstrate that it has received permission to utilize municipal airspace from the relevant municipality and that it has obtained the rights to install poles that will carry the cable unless the cable is to be installed underground. The CNC must approve the operator's technical plans for installation of cable service on poles.

        The CNC monitors compliance with technical regulations related to installation of cable networks through its surveillance of the use of the broadcasting spectrum and the granting of frequencies.

        Cable television companies in Argentina are required to obtain a non-exclusive broadcasting license from Comfer to carry and distribute programming over their cable networks. Comfer licenses have an initial fifteen-year term. At the end of this term, the licensee may apply for a one time ten-year extension and, according to the Broadcasting Law, Comfer must grant the extension if it verifies that the licensee has complied, during the first term, with all of the requirements and obligations set forth in the Broadcasting Law. The Broadcasting Law does not allow subsequent renewals when the ten-year extension term elapses. As a result, once the ten-year extension term elapses we may be forced to apply for new licenses. However, pursuant to the terms of Decree No. 527/05, the expiration of broadcasting licenses in effect on May 24, 2005 has been suspended for a period of ten years. As a result of the Decree, such licenses continue to be valid during the 10-year suspension period and remain valid following the 10-year suspension period for the number of years that were remaining as of May 24, 2005. Decree No. 527/05 requires that broadcasting companies like us with licenses to which it would apply submit to Comfer within two years for its approval proposals that would make broadcasting time available for programming that contributes to the protection of the national culture and the education of the population. Notwithstanding the suspension, the provisions of the Broadcasting Law enabling Comfer to cancel licenses under certain circumstances remain in effect. As of the date of this Form 20-F, we have not yet submitted such proposals. We cannot assure you that Decree No. 527/05 or its application will not be amended in the future or that Comfer will approve any proposals that we may submit.

        Under the terms of the Broadcasting Law, and prior to Decree No. 527/05, we expected to be granted all extensions for which we had applied. Because cable television licenses are directly granted by Comfer, if Comfer verifies that the laws and obligations have been complied with, it may grant a new license. As of December 31, 2004, the weighted average remaining life of our licenses was 8.27 years, based on the number of subscribers and the assumption that we will qualify in all cases for the ten-year extension. In the event that Comfer denies us an extension of a license in a specific area, we must cease operations in such area, seek to acquire a company that has a valid broadcasting license for the area or apply for a new license in our own name. We cannot assure you that there will be a cable company with a valid license operating in such an area, that we will be able to acquire such a cable company, or that if we apply for a new license in our name, that such licenses will be granted.

        Due to an injunction imposed in 2001 by a federal judge investigating Comfer's practices, including with respect to the granting of cable television licenses in recent years, Comfer was from December 2001 to May 2005 prevented from authorizing the transfer of shares of certain licensees, including us. The injunction was lifted on May 13, 2005. We can give you no assurance, however, that Comfer will approve all share transfers in which we have been involved.

        In addition, due to the various corporate reorganizations we have undergone, several licensee-operating companies have been merged into us. In some cases operating companies merged into us hold licenses for areas where we already hold a license and, because we are not legally allowed to keep both licenses, we have elected in most cases to keep in force the license with the longest remaining period of life. However, we cannot guarantee that Comfer will approve our choice to do so. Broadcasting licenses are transferable upon approval by Comfer and subject to compliance with the regulatory conditions set forth in Resolution No. 1110/01.

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

        Section 46 of the Broadcasting Law establishes that licensed companies may not be affiliates, subsidiaries or under the control of foreign persons. Law No. 25,750, passed on June 18, 2003, requires that corporations in media-related businesses be owned by Argentine persons and establishes a maximum potential foreign ownership of such companies at 30% of the outstanding capital stock representing 30% of the voting rights. These requirements can be waived if the Executive Branch agrees and there is a bilateral treaty granting non-discriminatory treatment. Currently, such treaties exist between Argentina and the United States, Italy and France. See "Item 3. Key Information—Risk Factors—Risks Relating to Argentina—Foreign creditors may not be allowed to capitalize their claims in exchange for equity in the event of a concurso preventivo to restructure our debt" and "Item 10. Additional Information—Memorandum and Articles of Association—Limitations on Rights to Own Securities."

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

        Failure to obtain Comfer's approval of the transfer of an ownership interest in a licensed company may result in the unwinding of the transfer. Violation of Comfer regulations regarding the transfer of an ownership interest in a licensed company can result in the revocation of the license of the licensee that violated the Comfer regulations.

        We have notified Comfer of the following transactions, among others, but Comfer has not yet approved them:

  •
  our acquisition in 1996 of the Megacable Group;

  •
  the subscription of shares in us by AGEA on April 7, 1998;

  •
  our acquisition in 1997of an interest in VCC, systems in the city of Bahía Blanca (the "Bahía Blanca Systems") and the three cable systems in the Province of Santa Fe, owned jointly by us and Cablevisión (the "Santa Fe Systems");

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

        In the past, the application of the regulatory framework by Comfer has resulted in numerous and, in the aggregate, substantial fines. Comfer also periodically agreed to "payment programs" that resulted in material discounts from the face value of the fines imposed and deferrals of payment dates. Since November 20, 2002, Comfer has classified under Resolution No. 830/02, sanctions for violations of the Broadcasting Law as either a falta grave (severe violation) or as a falta leve (minor violation). Minor violations are sanctioned by llamados de atención (reprimands) and apercibimientos (warnings). Severe violations, such as the broadcast of obscene programs or the illegal installation and operation of a cable system, are subject to incremental fines, which may, in the case of numerous severe violations, eventually lead to the revocation of the license. We can give no assurance that we will not be sanctioned or have any of our licenses revoked under Resolution No. 830/02.

Antitrust Considerations

        Our operations are subject to the Argentine antitrust law (Law No. 22,262, enacted in 1980, as amended in 1995 by Law No. 24,481), which provides that certain acts, including:

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

Organizational Structure

        The following table sets forth our Consolidated Subsidiaries, including significant subsidiaries, as of December 31, 2004, including the country of incorporation, ownership interest and percentage of voting power held.

Subsidiary	Country of Incorporation	Ownership Interest*
AVC Continente Audiovisual S.A.	Argentina	90%
CV Berazategui S.A.	Argentina	70%
Delta Cable S.A.	Argentina	84%
San Lorenzo TV Cable S.A.	Argentina	100%
TV Cable San Francisco S.A.	Argentina	100%
Telesur Teledifusora Río Cuarto S.A.	Argentina	100%
Televisora Privada del Oeste S.A.	Argentina	51%
La Capital Cable S.A.	Argentina	50%
Chaco TV Cable Color S.R.L.	Argentina	100%
Teledifusora San Miguel Arcángel S.A.	Argentina	50%
Tevemundo S.A.	Argentina	100%
Cable Imagen S.R.L.	Argentina	100%
Televisión Dirigida S.A.E.C.A.	Paraguay	89%
Cablevisión Communicaciones S.A.E.C.A.	Paraguay	90%
Tres Arroyos Televisora Color S.A.	Argentina	75%
Wolves Televisión S.A.	Argentina	100%
Adesol S.A.	Uruguay	100%
Cable Video S.A.	Argentina	100%
Pem S.A.	Argentina	100%
Hazen Limited	Cayman Islands	100%
*
In each case, the proportion of ownership interest equals the proportion of voting power held.

        Except for Pem S.A., Adesol S.A., San Lorenzo TV Cable S.A, TV Cable San Francisco S.A, Telesur Teledifusora Río Cuarto S.A and Hazen Limited., all of our subsidiaries are cable television operators.

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

Capital Expenditures and Divestitures

        During the year ended December 31, 2002, we invested Ps.11.3 million in property and equipment and applied Ps.1.0 million to pay obligations related to the acquisition of cable systems. During the year ended December 31, 2003, we invested Ps.16.6 million in purchases of property and equipment, and applied Ps.8.3 million to pay obligations related to the prior acquisition of cable systems and make equity contributions to Fintelco S.A. During the year ended December 31, 2004, we invested Ps.39.2 million in property and equipment to upgrade our networks and preserve our ability to deliver services effectively, and paid Ps.1.8 million to cancel obligations related to the prior acquisitions of cable systems. These expenditures were made with funds generated by our operations.

Item 5.    Operating and Financial Review and Prospects

Overview

        The following discussion should be read in conjunction with the consolidated financial statements and related notes. The financial information included in the discussion below as at December 31, 2004 and 2003 and for the three years ended December 31, 2004 is derived from the consolidated financial statements included in this Form 20-F. Except as discussed in the following paragraphs, we have prepared our financial statements in accordance with Argentine GAAP and the regulations of the CNV, which differ in certain respects from U.S. GAAP. Our consolidated financial statements have been audited by our independent auditors, whose reports are included herein.

        We are an Argentine company, subject to the laws of Argentina and the regulations of the local authorities, and therefore prepare our financial statements in accordance with Argentine GAAP. See Note 15 to the consolidated financial statements, describing the principal significant differences between Argentine GAAP and U.S. GAAP, as they relate to us. Note 16 to the consolidated financial statements provides a reconciliation to U.S. GAAP of net (loss) income for the years ended December 31, 2004, 2003 and 2002 and shareholders' equity as of December 31, 2004 and 2003 and Note 17 to the consolidated financial statements provides certain additional disclosures required under U.S. GAAP.

        As discussed in Note 2.5.(k) to our consolidated financial statements, in order to comply with regulations of the CNV, we recognized deferred income tax assets and liabilities on a non-discounted basis. This accounting practice represents a departure from Argentine GAAP. However, we believe that such departure has not had a material effect on the accompanying financial statements.

        The consolidated financial statements were prepared in constant units of currency, reflecting the overall effects of inflation through August 31, 1995. Restatement of financial statements was discontinued from September 1, 1995 through December 31, 2001, a period characterized by very low rates of inflation and in certain years, deflation. Between January 1, 2002 and February 28, 2003, Argentine law was amended to permit the restatement of financial statements to reflect the effects of inflation, in recognition of the high rates of inflation that followed the derogation of the peso/U.S. dollar parity maintained under the Convertibility Law of 1991. Pursuant to Decree No. 664 of the Executive Branch and resolution No. 441/03 issued by the CNV, restatement of the financial statements to reflect inflation was discontinued again effective March 1, 2003. Accordingly, our results for any corresponding period prior to March 1, 2003 have been restated as follows:

  •
  results accumulating monetary transactions, such as net sales, operating costs, and administrative and selling expenses, have been restated in constant pesos, from the month in which the transaction took place; and

  •
  results related to non-monetary assets valued at restated costs, such as amortization and depreciation, have been computed based on the restated amounts of such assets.

        Financial results have been valued net of general inflation on the related assets and liabilities from January 1, 2002 until February 28, 2003. The income statement for the year ended December 31, 2004 does not reflect any effects of inflation on our net holdings of monetary assets and liabilities. Assets and liabilities are considered "monetary" for purposes of restatement for wholesale-price level changes if their values are fixed by contract or otherwise in terms of number of currency units, regardless of changes in specific prices or in the WPI. Examples of "monetary" assets and liabilities include peso-denominated accounts receivable, accounts payable and cash. The restatement of the income statement to reflect wholesale price level changes merely reflects the effects of inflation, and does not imply either a generation or use of funds.

        Additionally, amounts for the year ended December 31, 2002, presented herein for comparative purposes, are presented in constant pesos of February 28, 2003 using a conversion factor equal to 1.0074, which represents the inflation index rate (based on wholesale prices) for the two-month period ended February 28, 2003. However, under Argentine professional accounting standards, financial statements must be restated through September 30, 2003. Had the provisions of those standards been applied, our shareholders' equity at December 31, 2004 and 2003 and the results for the year ended December 31, 2003 would have decreased by Ps.33 million, Ps.35 million and Ps.32 million, respectively.

        In 2004, our Board initiated a Section 304 proceeding in the U.S. Bankruptcy Court to protect our APE proceedings and obtain recognition of the outcome of such proceedings in the United States. As noted above, we have been served with process on 34 quiebra petitions which were dismissed by the Buenos Aires Court, a decision affirmed by the Court of Commercial Appeals. If we fail to consummate our APE and we are not able to commence a concurso preventivo proceeding, we may be forced into a quiebra. See "Item 3. Key Information—Risk Factors—Risks Relating to Multicanal" and "Item 13. Defaults, Dividend Arrearages and Delinquencies."

        Assets and liabilities in currencies other than the peso, as of December 31, 2001, were valued at an exchange rate of Ps.1.00 per U.S.$1.00, or the equivalent in the currency of denomination, as of the date of the suspension of the foreign exchange market in accordance with General Resolution No. 392 of the CNV. As of December 31, 2004, our total consolidated bank and financial debt amounted to U.S.$713.8 million (including accrued interest and seller debt) and Ps.82.1 million (including accrued interest). Net losses originating from the application of foreign exchange rates to foreign currency-denominated assets and liabilities as of the effective date of the Public Emergency Law are only deductible for income tax purposes up to 20% per annum in each of the first five fiscal years ended after the effective date of the Public Emergency Law. See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources."

        Our revenues are realized principally through monthly fees charged to our subscribers payable in pesos. Although substantially all of our financial expenses are denominated in U.S. dollars, we have not used financial instruments to hedge our currency risk. The significant devaluation of the peso beginning in January 2002 resulted in an increase in the cost of servicing our debt and, therefore, had a material adverse effect on our results of operations. In 2002, we defaulted on payments on all our Existing Debt.

The Argentine Economy

        We are an Argentine sociedad anónima (corporation) and substantially all of our facilities and approximately 88% of our subscribers are presently located within Argentina. In the fourth quarter of 1998, the Argentine economy entered into a recession that caused GDP to decrease by 3.4% in 1999, 0.8% in 2000, 4.4% in 2001 and 10.9% in 2002. However, in 2003 and 2004 GDP increased by 8.8% and 9.0%, respectively. The unemployment rate increased from 14.5% in May 1999 to 15.4% in May 2000 to 16.4% in May 2001 to 21.5% in May 2002, then decreased to 17.8% in October 2002. As of January 1, 2003, the Instituto Nacional de Estadisticas y Censos, or National Institute of Statistics and Censuses, changed the methodology it uses to calculate the unemployment rate. This new methodology calculates the unemployment rate on a quarterly basis. Accordingly, the unemployment rate for 2003 in the first quarter was 20.4%, 17.8% in the second quarter, 16.3% in the third quarter and 14.5% in the fourth quarter. In 2004 the unemployment rate in the first, second, third, and fourth quarters was 14.4%, 14.8%, 13.2% and 12.1%, respectively.

        Measures taken by the Argentine government during 2001 were insufficient to restore investor confidence, and spreads on Argentine government securities reached record highs, as speculation increased that Argentina would cease honoring its debt obligations. The government responded to the lack of investor confidence by adopting additional measures designed to further control public sector spending and to safeguard the viability of the banking system by imposing restrictions on the amount of money holders could withdraw from banks and introduced exchange controls restricting capital outflows.

        On January 6, 2002, Congress enacted the Public Emergency Law, which amended certain provisions of the Convertibility Law and eliminated the requirement that the Central Bank's reserves in gold and foreign currency be at all times equivalent to at least 100% of the monetary base. The Public Emergency Law abolished the U.S. dollar to peso parity regime and granted the executive branch the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. The peso now floats freely and on June 13, 2005 traded at an exchange rate of Ps.2.880 per U.S.$1.00. See "Item 3. Key Information—Exchange Rates."

        Since January 6, 2002, regulations have been approved by the Argentine government, including:

  •
  ending the Convertibility Law, with the resulting devaluation of the peso;

  •
  converting U.S. dollar-denominated debts into peso-denominated debts at a one-to-one exchange rate;

  •
  converting U.S. dollar-denominated bank deposits into peso-denominated bank deposits at an exchange rate of Ps.1.40 per U.S. dollar;

  •
  restructuring bank deposits;

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

        Although the long-term effect of the economic crisis of the past few years and the resulting governmental measures still remain uncertain, they had an immediate and materially adverse effect on our liquidity, financial condition, results of operations and business prospects, including eliminating expectations that we may be able to raise in the capital or banking markets the funds needed to refinance significant maturities that came due in 2002 and 2003.

        In late 2002, as the foreign exchange and capital flows began to stabilize, the Argentine government gradually lifted some of the monetary and exchange control measures it had implemented to prevent a collapse of the banking system. The lifting of these measures served to boost economic activity.

        In 2003, the Argentine economy began to recover, with GDP growing at a rate of 8.8%. This recovery, at first based almost exclusively on import substitution, broadened as the level of consumption and investment increased. Reflecting the economic recovery, Argentine stock exchange indices displayed greater dynamism in 2003, and both labor indicators and salary purchasing power registered improvements during the year. Argentina's GDP continued its upward trend in 2004, increasing by 9.0%.

        The long-term evolution of the Argentine economy, however, remains uncertain. While economic, political and social conditions have improved, the country still faces significant challenges, including the treatment of bondholders who rejected the debt exchange offer, the renegotiation of utility contracts, the restructuring of the financial system and reforms to its tax regime. In light of this uncertain situation, the following discussion may not be indicative of our current or future results of operations, liquidity or capital resources and may not contain all of the necessary information to help you understand the information contained in this discussion with results from previous or future periods. Accordingly, the following discussion should be read in conjunction with, and is qualified in its entirety by, the risk factors contained in this Form 20-F.

Other Factors Affecting our Results and Financial Condition

        Source of Revenues.    Since our formation in 1992, we have generated approximately 90% of our revenues from monthly customer charges for basic cable service and the balance from connection fees and advertising. More recently, we have also generated revenues from premium and pay-per-view fees. A decrease in the number of subscribers has a direct impact on net revenues, although it also causes a reduction in certain of our operating expenses. During 2004, our subscriber base increased by approximately 76,300 subscribers as compared to 2003. We believe that this net increase is primarily attributable to the recovery of the Argentine economy.

        Effects of Inflation.    From 1992 to 2001, Argentina experienced very low levels of inflation and in certain years, deflation. During several of these years, the purchasing power of a large segment of the population increased, together with consumer confidence. We initiated our business during that period, and our growth internally and through acquisitions reflects the overall increase in the level of economic activity. The recession that affected the country since 1998 gradually undermined the purchasing power of many of our customers, induced an increase in our churn and adversely affected our results of operations. These adverse trends accelerated with the significant devaluation and the inflation that followed. After a significant rise in the levels of inflation following the derogation of the Convertibility Law in 2002 (the CPI increased by 41% and the WPI increased by 118%), in 2003, inflation decelerated sharply, and the consumer and wholesale price indices for 2003 were 3.7% and 2.0%, respectively. In 2004, the CPI increased by 6.1%, and the WPI increased by 7.9%. The CPI and WPI for the first quarter of 2005 increased by 4% and 2.2%, respectively. Current forecasts by independent sources place the inflation rate for 2005 within a range of 10% to 11%. See "Item 3. Key

Information—Risk Factors—Risks Relating to Argentina—Inflation may escalate and further undermine economic recovery." During periods of high inflation, effective wages and salaries tend to fall and consumers adjust their consumption patterns to eliminate unnecessary expenses, including cable television services.

        Acquisition and Internal Growth.    We operate primarily in Argentina. A principal element of our strategy in the past was to increase our subscriber base through the acquisition of cable television companies and the expansion of our existing systems. Since our inception in 1991, we have acquired 121 companies, though we have not acquired any companies since 2001. Through these acquisitions we grew our subscription base by approximately 1,242,400 subscribers in the aggregate, calculated as of the date of each acquisition. However, most of those acquisitions were completed between 1991 and 1998. From 1998 through 2004 we have focused primarily on internal growth.

        We seek to improve operating performance and cash flow through the consolidation of our systems. These efforts have resulted in a significant improvement in our results of operations since 1996. In addition, we absorbed 71 of our wholly-owned subsidiaries and further consolidated our operations through the elimination of duplicative administrative functions. At December 31, 2004, we served directly approximately 80% of our subscriber base combined with that of our subsidiaries, with the remaining 20% serviced by our subsidiaries, including the Uruguayan and Paraguayan subsidiaries.

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

Loss Contingencies

        Loss contingencies cover potential labor, commercial, tax and other types of contingencies when it is probable that a future cost will be incurred and that cost can be reasonably estimated. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available as of the date of preparation of the financial statements. However, if reserves prove to be inadequate and we incur a charge to earnings, such charges could have a material adverse effect on our earnings and liquidity for the applicable period.

Impairment of Long Lived Assets and Goodwill

        Our accounting policies require that we test long-lived assets for impairment whenever indicators of impairment exist. Additionally, goodwill must be evaluated for impairment at least annually. If any impairment were indicated as a result of such reviews, we would measure it using techniques such as comparing the discounted cash flows of the business to our book value or by obtaining appraisals of the related business. Until December 31, 2002, Argentine GAAP required that if the sum of the future discounted cash flows expected to result from the assets was less than a company's reported value of the assets, then the asset was not recoverable and the company must recognize an impairment. As from January 1, 2003, undiscounted cash flows are used for comparison purposes. The amount of impairment to be recognized is the excess of the reported value of the assets over the fair value of those assets.

        Management has reviewed our long-lived assets, primarily property and equipment to be held and used in the business, long-term investments and goodwill for the purposes of determining and measuring impairment. Given the significant negative impact of the devaluation, the pesification and the macro-economic slowdown in Argentina of 2002 on our operating results, and as management's best estimate of discounted future cash flows was below the carrying value of our long-lived assets, under Argentine GAAP we recorded impairment charges during the year ended December 31, 2002 amounting to Ps.315.0 million. Because the Argentine economic recovery had a positive impact on our projected future cash flows, during 2003 and 2004 we did not record any impairment charges.

        We believe that the accounting estimate related to this asset impairment is a "critical accounting estimate" because: (1) it is highly susceptible to change from period to period, since it requires management to make assumptions about future revenues and costs; and (2) the impact that recognizing an impairment has on the assets reported on our balance sheet as well as our net loss is material. Management's assumptions about future revenues, as well as future number of subscribers, operating costs and selling, general and administrative costs have improved in the last two years as a result of the recovery of the Argentine economy and its impact on our industry. In estimating future revenues, as well as future number of subscribers, operating costs and selling, general and administrative costs, we used our internal projections.

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

        Under U.S. GAAP we recorded a Ps.302.0 million impairment charge during the year ended December 31, 2002 and Ps.184.8 million as the cumulative effect of the adoption of SFAS No. 142. The fair value of the reporting units was estimated using the expected present value of future cash flows. We did not record any impairment charge during the years ended December 31, 2004 and 2003.

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

        Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Actual income taxes could vary from these estimates due to future changes in income tax law or the outcome of any review of our and our subsidiaries' tax returns by the taxing authorities.

        We have recorded a valuation allowance under Argentine GAAP of Ps.97.7 million as of December 31, 2004 due to uncertainties related to our ability to utilize certain deferred tax assets, primarily consisting of tax losses carried forward, before they expire. We have considered the reversal of the deferred income tax liabilities, tax planning and taxable income projections based on our best estimates in assessing the need for the valuation allowance. However, in the event management determined that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made.

Operating Results

        The following table sets forth, for the periods indicated, certain statements of income data in thousands of pesos and as a percentage of net revenues:

	Year Ended December 31,
	2004	2003	2002
	(thousands of pesos)
Net revenues	556,579	507,498	582,121
Direct operating expenses	(266,381)	(245,004)	(312,181)
Selling, general, administrative and marketing expenses	(114,496)	(94,483)	(126,478)
Depreciation and amortization	(116,537)	(150,086)	(309,128)
Operating income (loss)	59,164	17,926	(165,666)
Financial results, net	(260,047)	26,054	(474,959)
Other non-operating (expenses) income, net	(4,004)	4,013	(311,767)
Income taxes and/or tax on minimum notional income	73,362	8,069	246,855
Net (loss) income	(130,924)	61,551	(689,928)
	Year Ended December 31,
	2004	2003	2002
	(as a percentage of net revenue))
Net revenues	100.0%	100.0%	100.0%
Direct operating expenses	(47.9)	(48.3)	(53.6)
Selling, general, administrative and marketing expenses	(20.6)	(18.6)	(21.7)
Depreciation and amortization	(20.9)	(29.6)	(53.1)
Operating income (loss)	10.6	3.5	(28.5)
Financial results, net	(46.7)	5.1	(81.6)
Other non-operating (expenses), income net	(0.7)	0.8	(53.6)
Income taxes and/or tax on minimum notional income	13.2	1.6	42.4
Net (loss) income	(23.5)	12.1	(118.5)

        Set forth below is a discussion and analysis of our results of operations for the years ended December 31, 2004, 2003, and 2002.

Years ended December 31, 2004 and 2003

        Net Revenues.    Net revenues were Ps.556.6 million for the year ended December 31, 2004. This figure represents an increase of 9.7% compared to net revenues of Ps.507.5 million for the year ended December 31, 2003. The increase in net revenues in this period as compared to the year ended December 31, 2003 is attributable to the combined impact of an increase in the number of subscribers in 2004 compared to 2003 and an increase in the basic fees for our services (Ps.44.9 million), an increase in advertising sales (Ps.4.7 million), as well as an increase in other sales (Ps.0.2 million). This increase in net revenues was partially offset by an increase in charges for the allowance for doubtful accounts of Ps.0.7 million.

        Direct Operating Expenses.    Our direct operating expenses were Ps.266.4 million for the year ended December 31, 2004. This figure represents an increase of 8.7% over our direct operating expenses of Ps.245.0 million in the year ended December 31, 2003, which is mainly attributable to increases in sundry of Ps.11.0 million (driven by higher costs related to repair and maintenance activities), payroll and social security expenses of Ps.6.2 million, programming expenses of Ps.3.0 million, taxes, rates and contributions of Ps.1.5 million, personnel expenses of Ps.1.3 million, printing distribution of magazines of Ps.1.1 million and fees and compensation for services of Ps.1.0 million, partially offset by a decrease in overhead of Ps.2.5 million and commissions of Ps.1.2 million.

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

        Selling, General, Administrative and Marketing Expenses.    Our selling, general, administrative and marketing expenses were Ps.114.5 million in the year ended December 31, 2004. This figure represents an increase of 21.2% from Ps.94.5 million in the year ended December 31, 2003, which is attributable principally to an increase in taxes, rates and contributions of Ps.3.2 million (as a consequence of the derogation of the Competitiveness Law No. 25,413 on March 31, 2003, which benefited us and other Argentine companies by exempting us from paying certain taxes), publicity and advertising of Ps.4.3 million, payroll and social security expenses of Ps.2.6 million, fees and compensation for services of Ps.2.6 million, personnel expenses of Ps.1.5 million, commissions of Ps.1.3 million and building expenses of Ps.1.8 million and was partially offset by a decrease in overhead of Ps.0.7 million and expenses related to employee dismissals of Ps.1.0 million.

        Our selling, general, administrative and marketing expenses consist of:

  •
  professional fees;

  •
  wages and benefits of non-technical employees;

  •
  sales commissions;

  •
  advertising;

  •
  insurance;

  •
  rental of office space;

  •
  other office related expenses; and

  •
  various direct taxes.

        Depreciation and Amortization.    Depreciation and amortization expenses were Ps.116.5 million in the year ended December 31, 2004. This figure represents a decrease of 22.4% compared to depreciation and amortization expenses of Ps.150.1 million in the year ended December 31, 2003. This decrease in our depreciation and amortization expenses was mainly due to some of our property and equipment becoming fully depreciated.

        Financial Results, Net.    Our net financial losses were Ps.260.0 million in the year ended December 31, 2004, compared with financial gains, net, of Ps.26.1 million in the year ended December 31, 2003. The peso/U.S. dollar exchange rate having remained relatively stable during 2004, the net financial losses for the year ended December 31, 2004 are attributable principally to interest on our outstanding financial debt, which was not offset, as in 2003, by the impact of an appreciation of the peso of our U.S. dollar-denominated assets and debt (Ps.255.9 million).

        Other Non-Operating Income (Expenses), Net.    Other non-operating expenses net, were Ps.4.0 million in the year ended December 31, 2004, compared to other non-operating income, net, of Ps.4.0 million in the year ended December 31, 2003. The net non-operating expenses for the year ended December 31, 2004 are attributable principally to provisions for losses and contingencies, severance payments to employees and other sundry expenses.

        Income Taxes and/or Tax on Minimum Notional Income.    We recorded an income tax benefit for the year ended December 31, 2004 of Ps.73.4 million compared to a benefit of Ps.8.1 million for the year ended December 31, 2003. The benefit recorded for the year ended December 31, 2004 reflects mainly a tax loss carry-forward recorded for that period. The income tax benefit recorded for the year ended December 31, 2003 was significantly smaller mainly due to the financial gain recorded by Multicanal as a result of the impact of the appreciation of the peso in relation to the U.S. dollar on our U.S. dollar-denominated assets and debt and income taxes paid by our subsidiaries.

        Net (loss) income.    We recorded a net loss of Ps.130.9 million for the year ended December 31, 2004, as compared to net income of Ps.61.6 million for the year ended December 31, 2003, as a result of the factors described above.

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

        Selling, General, Administrative and Marketing Expenses.    Our selling, general, administrative and marketing expenses were Ps.94.5 million in the year ended December 31, 2003. This figure represents a decrease of 25.3% from expenses of Ps.126.5 million in the year ended December 31, 2002, which is attributable principally to decreases in charges for payroll and social security of Ps.10.8 million, sales commissions of Ps.1.7 million, taxes, rates and contributions of Ps.0.9 million, fees and compensation for services of Ps.2.5 million, publicity and advertising of Ps.2.1 million, sundry of Ps.8.7 million, building expenses of Ps.1.9 million, and employee dismissals of Ps.1.1 million. On March 31, 2003, the "competition tax regime" created in 2001 expired along with the tax benefits arising under that regime. In our case, this resulted in the re-imposition of the minimum notional income tax and the inability to credit payments made to Sociedad Argentina de Autores y Compositores ("SADAIC"), Fondo Nacional de las Artes, Argentores and Asociación Argentina de Intérpretes y Cámara Argentina de Productores de Fonogramas y Videogramas y sus Reproducciones ("AADI-CAPIF") against value-added tax ("VAT").

        Our selling, general, administrative and marketing expenses consist of:

  •
  professional fees;

  •
  wages and benefits of non-technical employees;

  •
  sales commissions;

  •
  advertising;

  •
  insurance;

  •
  rental of office space;

  •
  other office related expenses; and

  •
  various direct taxes.

        Depreciation and Amortization.    Depreciation and amortization expenses were Ps.150.1 million in the year ended December 31, 2003. This figure represents a decrease of 51.4% compared to depreciation and amortization expenses of Ps.309.1 million in the year ended December 31, 2002. This decrease in our depreciation and amortization expenses was mainly due to the discontinuance of the amortization of goodwill according to the application of new accounting rules issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA") in 2001.

        Financial Results, Net.    Our net financial gains were Ps.26.1 million in the year ended December 31, 2003, compared with net financial expenses of Ps.475.0 million in the year ended December 31, 2002. The net financial gains for the year ended December 31, 2003 are attributable principally to the impact of the appreciation of the peso in relation to the U.S. dollar on our U.S. dollar-denominated debt and assets (Ps.255.9 million), compared to a loss of Ps.839.2 million due to the effect of the devaluation of the peso in the year ended December 31, 2002, which was partially offset by the gain on the cancellation of Notes acquired in the open market prior to February 2002 (Ps.420.9 million). Net loss resulting from the impact of inflation on our monetary assets and liabilities during the year ended December 31, 2003 was Ps.1.4 million compared to a gain of Ps.178.1 million in the year ended December 31, 2002.

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

        Income Taxes and/or Tax on Minimum Notional Income.    We recorded an income tax benefit during the year ended December 31, 2003 of Ps.8.1 million compared to a benefit of Ps.246.9 million during the year ended December 31, 2002. The benefit recorded during the year ended December 31, 2003 is mainly due to the decrease in the deferred tax allowance net of the income tax charge resulting from the gain of the year. The benefit recorded in 2002 reflects mainly a tax loss carry-forward generated by the impact of the devaluation on our U.S. dollar-denominated debt. Such tax loss carry-forward was recorded during the year ended December 31, 2002 according to the deferred income tax method, and we expect it to be recovered in the future. Additionally, in October 2001 we were added to the register of beneficiaries of the agreements to improve competitiveness and employment and, as a result, we were exempted from the tax on minimum notional income for fiscal year 2001 and future years. That exemption as originally contemplated in the competitiveness law expired on March 31, 2003. In our case, this resulted in the reimposition of the minimum notional income tax.

        Net Income (loss).    We recorded net income of Ps.61.6 million for the year ended December 31, 2003, as compared to a net loss of Ps.689.9 million for the year ended December 31, 2002, as a result of the factors described above, including a decrease in direct operating expenses, a decrease in selling, general administrative and marketing expenses, a decrease in depreciation and amortization expenses, the appreciation of the peso against the dollar, and the absence of impairment charges in 2003.

U.S. GAAP Reconciliation

        Net income (loss) determined in accordance with U.S. GAAP would have been Ps.94.7 million, Ps.386.1 million, and Ps.(53.2) million for the years ended December 31, 2004, 2003, and 2002, respectively, as compared with net (loss) income of Ps.(130.9) million, Ps.61.6 million, and Ps.(689.9) million, determined under Argentine GAAP for the same periods. The principal differences affecting the determination of income (loss) are (i) organizational and preoperating costs have been written off for U.S. GAAP purposes and, accordingly, the amortization charge is reversed; (ii) the effects on depreciation and amortization of the different bases for determination of the underlying net asset acquired and the goodwill on the combination of businesses which have been treated on the purchase method; (iii) differences in the recognition of deferred income tax; (iv) interest capitalization; (v) foreign currency translation adjustment; (vi) the reversal of the provision for severance indemnities; (vii) foreign exchange differences; (viii) transfer of financial assets; (ix) impairment adjustment; (x) deferral of hook up (connection) revenues; and (xi) the effects on deferred taxes, investments carried under the equity method and minority interests of the above reconciling items. Shareholders' (deficit) determined in accordance with U.S. GAAP would have been Ps.172.0 million and Ps.(251.9) as of December 31, 2004 and 2003, respectively. The principal differences affecting the determination of shareholders' (deficit) are those described above. For a discussion of the principal differences between Argentine and U.S. GAAP as they relate to our consolidated net loss and shareholders' deficit, see Note 15 to the consolidated financial statements and for a quantitative reconciliation of such differences, see Note 16 to the consolidated financial statements.

Liquidity and Capital Resources

        We operate in a capital intensive industry, which requires significant investments. In the past, our growth strategy has involved the acquisition of other cable television companies and the active improvement and expansion of our existing and acquired networks and equipment. We have historically relied on four main sources of funds:

  (1)
  equity contributions from our shareholders;

  (2)
  borrowings under bank facilities or debt security issuances;

  (3)
  cash flow from operations; and

  (4)
  financing by sellers of cable systems we acquire.

        The conditions affecting the Argentine economy since 1998 and the uncertainties as to future developments have prevented us from raising the funds required to discharge our debt obligations as they became due in 2002, 2003 and 2004. As a result, in 2002 we defaulted on payment of our Existing Debt and since 2002 have focused our efforts and resources on preserving the ongoing viability of our operations. In 2003, we submitted a restructuring proposal to our creditors set forth in an APE. After obtaining the requisite majority approval of our creditors to our restructuring proposal in December 2003, we submitted our APE to the Buenos Aires Court requesting judicial confirmation under the Argentine Insolvency Law. Huff objected to the confirmation of our restructuring plan in Argentina and initiated legal action against us in the United States. Our Board sought recognition of our APE in the United States under Section 304 of the U.S. Bankruptcy Code. Our APE has been confirmed in Argentina and its recognition in the United States is subject to our implementation of certain remedies required by the Buenos Aires Court and the U.S. Bankruptcy Court. As of the date of this Form 20-F, we are in legal proceedings in the United States related to the implementation of the remedies ordered by the U.S. Bankruptcy Court as a condition to recognition of our Argentine reorganization plan in the United States. See "Item 3. Key Information—Risk Factors—Risks Relating to Multicanal—Recognition of our APE in the United States and completion of our debt restructuring" and "Item 13. Defaults, Dividend Arrearages and Delinquencies."

        From our formation through December 31, 2004, we received U.S.$875.1 million in equity contributions. Additionally, on December 12, 2003, our controlling shareholder contributed U.S.$15 million to a trust to effect, together with funds provided by us, the cash payment in connection with the cash option in our APE.

        Fintelco S.A. and its wholly-owned subsidiaries, which we acquired in 1997 continue to be jointly owned by us and Cablevisión and will continue operations with their remaining assets of Ps.0.4 million and liabilities of Ps.22.7 million at November 30, 2004, until the residual liabilities have been paid off. In 1998, we agreed with Cablevisión to make capital contributions in Fintelco S.A. in proportion to our equity interests in that company in order to enable VCC to discharge its remaining liabilities. Fintelco S.A. had a shareholders' deficit as of November 30, 2004. Under the Argentine Corporations Law this could result in its dissolution unless its capital is restored to the level required by Law No. 19,550. On June 1, 2005 the government suspended the application of that provision until December 10, 2005 through Decree No. 540/05. Cablevisión S.A. and we each hold 50% of the equity of Fintelco S.A. and, in that proportion, we have undertaken to make the contributions required to pay the liabilities of Fintelco S.A. and its subsidiaries when due.

        Net cash used in financing activities (excluding shareholders' contributions) amounted to Ps.12.5 million for the year ended December 31, 2004, Ps.3.4 million for the year ended December 31, 2003, and Ps.257.6 million for the year ended December 31, 2002.

        At December 31, 2004, our consolidated indebtedness was Ps.2,209.3 million (U.S.$713.8 million and Ps.82.1 million). This indebtedness was comprised of:

  •
  U.S.$37.6 million to holders of our 10 1/2% Series C Notes due 2018;

  •
  U.S.$96.7 million to holders of our 9 1/4% Notes due 2002;

  •
  U.S.$98.7 million to holders of our 10 1/2% Notes due 2007;

  •
  U.S.$130.8 million to holders of our 13.125% Series E Notes due 2009;

  •
  U.S.$144.0 million to holders of our Series J Floating Rate Notes due 2003;

  •
  U.S.$205.9 million of accrued interest on our Existing Notes;

  •
  Ps.82.1 million under short-term bank debt, including accrued interest; and

  •
  U.S.$0.1 million of seller financing.

        The significant devaluation of the Argentine currency since January 6, 2002 had a material adverse impact on our financial position due to the exposure of our Existing Debt, denominated mainly in dollars. On February 1, 2002, we defaulted on the payment of principal and interest on our 9 1/4% Notes due 2002 and interest payments on our 10 1/2% Notes due 2007 due to the situation of the Argentine economy and the political and social crisis that resulted from the economic, exchange, and regulatory measures. For the same reasons, on February 26, 2002, we defaulted on interest payments on our Series J Floating Rate Notes due 2003, and on April 15, 2002, defaulted on interest payments on our Series C 10 1/2% Notes due 2018 and our Series E 13.125% Notes due 2009. All of our Existing Debt, including all outstanding Notes, is subject to the terms of the restructuring plan set forth in the APE. See "Item 3. Key Information—Risk Factors—Risks Relating to Multicanal—Recognition of our APE in the United States and completion of our debt restructuring." Our outstanding Notes contain customary affirmative and negative covenants, including, without limitation, obligations that restrict: (i) indebtedness; (ii) dividend payments or the making of certain restricted payments; (iii) the granting of certain pledges; and (iv) the sale of certain assets of ours and certain of our subsidiaries

        We generated cash flows from operating activities of Ps.96.8 million for the year ended December 31, 2004, Ps.109.3 million for the year ended December 31, 2003, and Ps.188.7 million for the year ended December 31, 2002. We used cash to pay obligations related to the prior acquisition of cable systems and in increase in goodwill and intangible assets of Ps.1.8 million for the year ended December 31, 2004, Ps.8.3 million for the year ended December 31, 2003 and Ps.1.0 million for the year ended December 31, 2002. In our opinion, our working capital is sufficient for our present requirements.

        Expenses in property and equipment (net of proceeds from sales) of Ps.39.2 million for the year ended December 31, 2004, Ps.16.6 million for the year ended December 31, 2003, and Ps.11.3 million for the year ended December 31, 2002, have been related to the construction, expansion and upgrading of our existing systems. During 2004 we upgraded our networks to meet higher technological standards throughout our cable systems, and to offer a broader range of different programming alternatives, as well as broadband services in certain areas. From our formation through December 31, 2004, we have increased our subscriber base primarily through internal growth, by expanding our existing systems and increasing penetration of these systems although we lost a significant number of subscribers due to the Argentine economic crisis in 2002, which we are only gradually recovering. During 2004 and the first quarter of 2005 we applied a portion of our cash flows from operations to upgrade part of our network to facilitate the provision of broadband services. We spent Ps.25.9 million on property and equipment in the first quarter of 2005 compared to Ps.8.0 million in the first quarter of 2004. We have only minimal commitments to capital expenditures required by the terms of our operating licenses. We were required to bring our cable systems fully into compliance with municipal regulations relating to the installation of cables in several areas of the City of Buenos Aires Region (see "Item 3. Key Information—Risk Factors—Risks Relating to the Cable Television Industry Generally—We may not be in compliance with local ordinances") by late 2002, but are not in compliance with the City of Buenos Aires regulations as of the date of this Form 20-F. Although such ordinances generally do not provide for penalties to be imposed on non-compliant cable systems, the Justicia Municipal de Faltas, or Municipal Claims Court, may impose fines on us. If we have sufficient cash flow and financing is available at commercially attractive rates we will seek to continue to upgrade our existing cable systems, including any network upgrades or modifications required by regulatory or local authorities.

        We have often financed acquisitions of cable systems directly with the sellers of the acquired companies. As of December 31, 2004, we owed an aggregate amount of U.S.$0.1 million in connection with these seller financings. All outstanding seller financing obligations connected to the Telemás S.A. acquisition originally matured not later than June 30, 2002 and were subsequently renegotiated and to be paid in 24 monthly installments that commenced in July 2002 as amended in November 2002 and

June 2003. The final payment of U.S.$417,889 was made on August 15, 2004. See "Item 4. Information on the Company—Business Overview—Acquisitions of Cable Networks—Foreign Operations."

        As of December 31, 2004, our total consolidated bank and financial debt amounted to U.S.$713.8 million (including accrued interest and seller debt) and Ps.82.1 million (including accrued interest). See "Item 3. Key Information—Risk Factors—Risks Relating to Multicanal—Recognition of our APE in the United States and completion of our debt restructuring."

        As of December 31, 2004 our accumulated losses exceeded 50% of our capital and 100% of our reserves. Section 206 of the Argentine Corporations Law establishes mandatory capital reduction in such situations. On June 1, 2005 the government suspended the application of that provision until December 10, 2005 through Decree No. 540/05. This situation will be remedied if and when we consummate the transactions contemplated in our APE. See "Item 3. Key Information—Risk Factors—Risk Relating to Multicanal—Unless we successfully complete our debt restructuring, we may be required to reduce our statutory capital."

Off-balance Sheet Arrangements

        There are no transactions, agreements or other contractual arrangements to which an entity unconsolidated with us is a party that are not currently reflected on our balance sheet.

Contractual Obligations

        Our borrowing requirements are not seasonal, and we have no committed borrowing facilities. The following table details our known contractual obligations as of December 31, 2004.

		Payments due by period (in thousands of pesos)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations(1)(2)	655	314.3	340.4	—	—
Purchase Obligations (3)	324,546	144,974	178,886	686	—

Total	325,201	145,288.3	179,226.4	686	—

(1)
In addition to the Long-Term Debt Obligations included in the above chart, we also treat U.S.$713.8 million and Ps.82.1 million of outstanding financial debt as due as of December 31, 2004. See "Item 11. Quantitative and Qualitative Disclosures of Market Risk." If we consummate the restructuring contemplated in our APE, we expect to have approximately U.S.$80.3 million of 10-Year Notes outstanding and U.S.$143.0 million of 7-Year Notes (with an average life of six years) outstanding. See "Item 13. Defaults, Dividend Arrearages and Delinquencies."

(2)
Long-Term Debt Obligations includes financial obligations and acquisition related debt.

(3)
Purchase obligations includes programming obligations.

Item 6.    Directors, Senior Management and Employees

Directors and Senior Management

        Listed below is selected information concerning our directors and executive officers:

Name	Position	Age
Saturnino L. Herrero Mitjans	President of the Board	71
Alejandro Alberto Urricelqui	Director of Multicanal and Alternate President of the Board	45
Ricardo Javier Anglada	Director of Multicanal	50
Jorge Carlos Rendo	Director of Multicanal	52
Ignacio Rolando Driollet	Director of Multicanal	43
Horacio Eduardo Quirós	Director of Multicanal	55
F. Iván Acevedo	Director of Multicanal	39
Carlos Alberto Moltini	Chief Executive Officer	44
Adrián Jorge Mészaros	Chief Financial and Administrative Officer	39
Antonio José Alvarez	Programming Manager	40

        Listed below is selected information concerning the members of our Supervisory Board:

Name	Position	Age
Carlos A.P. di Candia	President of the Supervisory Board	57
Raúl Antonio Morán	Syndic	60
Hugo Ernesto López	Syndic	48
Eduardo Germán Padilla Fox	Alternate Syndic	63
Juan María de la Vega	Alternate Syndic	42
Horacio Marcelo Silva	Alternate Syndic	39

Biographical Information

        Saturnino L. Herrero Mitjans has been the President of our Board of Directors since 2000. Mr. Herrero is the President of several Argentine companies including AGEA, Radio Mitre S.A. ("Mitre"), Prima, and Editorial La Razón S.A., among others. Mr. Herrero holds a degree in Business Administration from the Universidad Argentina de la Empresa.

        Alejandro Alberto Urricelqui has been a member of the Board of Directors as both an alternate director since February 1996 and a director since September 1997. He is currently the Alternate President of the Board of Directors. Mr. Urricelqui joined Grupo Clarín in 1990, and held the position of Financial Manager of AGEA until 1994. From 1994 to date, he has been Corporate Chief Financial Officer of Grupo Clarín. Before joining Grupo Clarín, Mr. Urricelqui was Chief Financial Officer of Grupo Juncal.

        Ricardo Javier Anglada joined our Board of Directors on May 3, 2005. He joined Grupo Clarín in 1990 where he worked in several executive positions and is currently Grupo Clarín's Director of Audiovisual Content. Mr. Anglada has developed his executive career in both Argentine and international companies. He also serves on the boards of other Argentine companies, including Arte Radiotelevision Argentina S.A. ("Artear") and Inversora de Eventos Sociedad Anónima. Mr. Anglada graduated from the University of Buenos Aires with a degree in public accounting. He subsequently obtained a Master's degree in finance from Columbia University, and participated in executive programs conducted by the Universidad de San Andrés and the Instituto de Altos Estudios Empresariales. He has lectured at the University of Buenos Aires teaching on the subject of "Investment Decisions" since 1990.

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

        Ignacio Rolando Driollet has been a member of the Board of Directors since 2002. He joined Grupo Clarín in 1992, and served until 1994 as Deputy of Institutional Relations. Until December 1997, Mr. Driollet led Grupo Clarín's New Development Projects Group and during 1997, also served as Manager of Strategic Analysis. From 1998 to date, he has been the Director of Corporate Strategy. Mr. Driollet graduated with a law degree from Universidad Católica Argentina in 1987.

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

        F. Iván Acevedo joined our Board of Directors on May 3, 2005. Mr. Acevedo joined Grupo Clarín in 2000 and is currently Grupo Clarín's Director of Corporate Control. He graduated from the University of Buenos Aires with a degree in public accounting and subsequently earned a Master's degree in Business Management from the Instituto de Altos Estudios Empresariales (IAE) of the Unversidad Austral. Mr. Acevedo worked for eight years prior to joining Grupo Clarín at Grupo Bunge (in Argentina and abroad) and prior to that for five years at Pistrelli, Díaz y Asociados.

        Carlos Alberto Moltini was appointed our Chief Executive Officer in October 2001 after one year as Vice Chief Executive Officer. Mr. Moltini joined us after seven years as the Chief Financial Officer of Artear, a leading broadcasting channel in the City of Buenos Aires, owned by Group Clarín. Previously Mr. Moltini worked at Bagley and other companies in the broadcasting sector.

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

Duties and Liabilities of Directors

        Our bylaws provide that the Board of Directors shall have full power to manage and dispose of our property, including such powers as are provided under Section 1881 of the Civil Code and Section 9 of Decree No. 5965/63 that must be vested under a special power of attorney. The Board of Directors may, in our name and stead, perform any acts that are in furtherance of our corporate purpose, including banking transactions. The compensation of the directors is set at shareholders meetings. Under Argentine corporate law, the maximum remuneration that members of our Board of Directors can collect from us, including wages and other remuneration, cannot exceed 25% of corporate earnings. This percentage is limited to 5% if no dividend is distributed. This limitation is increased in proportion to any dividends paid. When one or more directors perform special functions or technical administrative functions and the small amount or nonexistence of earnings make it necessary to exceed the percentage established, the corporation cannot pay such sums without express approval at the shareholders meeting.

        Our bylaws do not contain provisions relating to:

  •
  a director's power to vote on a proposal, arrangement or contract in which the director is materially interested;

  •
  the directors' power to vote compensation to themselves or any members of their body;

  •
  borrowing powers exercisable by the directors and how such borrowing powers can be varied;

  •
  retirement or non-retirement of directors under an age limit requirement; or

  •
  a number of shares required for a director's qualification.

        Under Argentine law, directors have the obligation to perform their duties with the loyalty and the diligence of a prudent business person, and directors of a company like us that is listed on an exchange in Argentina have a duty of loyalty under Decree 677/01, issued in connection with Law 17,811 of Public Offerings. Directors are jointly and severally liable to us, our shareholders and third parties for the improper performance of their duties, for violating the law, our bylaws or regulations, if any, and for any damage caused by fraud, abuse of authority or gross negligence. Under Argentine law, specific duties may be assigned to a director by our bylaws or by a resolution of a shareholders' or board meeting. In such cases, a director's liability will be determined with reference to the performance of such duties, provided that certain recording requirements are met. Under Argentine law, directors are prohibited from engaging in activities that are against the interest of the company on whose board they serve. Certain transactions between directors and us are subject to ratification procedures established by Argentine law. These procedures do not apply in connection with transactions between affiliates of directors and us or between shareholders and us. A director must inform the Board of Directors of any conflicting interest he may have in a proposed transaction and must abstain from voting thereon.

        In general, a director will not be liable if, notwithstanding his presence at the meeting at which a resolution was adopted or his knowledge of such resolution, a written record exists of his objection thereto and he reports his objection to the Supervisory Board before any complaint against him is brought to the Board, the Supervisory Board, a shareholders' meeting, the competent governmental agency or the courts. Except in the event of our mandatory liquidation or bankruptcy, shareholder approval of a director's performance terminates any liability of a director vis-à-vis us, provided that shareholders representing at least 5% of our capital stock do not object and provided further that such liability does not result from a violation of law or our bylaws

        We may initiate causes of action against directors upon a majority vote of shareholders. If a cause of action has not been initiated within three months of a shareholders' resolution approving its initiation, any shareholder may start the action on behalf and on our account. A cause of action against the directors may be also initiated by shareholders who object to the approval of the performance of such directors if such shareholders represent, individually or in the aggregate, at least 5% of our capital stock.

Compensation

        Each of the three executive officers referred to above receives annual compensation from us exceeding Ps.100,000. For the year ended December 31, 2004, the aggregate compensation of these three executive officers was approximately Ps.1.4 million.

Board Practices

        We are managed by our Board of Directors. In accordance with our bylaws, the shareholders elect each director for a term of one year. In a shareholders meeting held on April 29, 2005 the directors listed above were elected. Their terms are due to expire on December 31, 2005, although they may continue to serve after that date until a new shareholders meeting designates new directors, if such meeting occurs later than December 31, 2005. See "Item 6—Directors, Senior Management and Employees—Biographical Information," for the year in which each director joined our Board. The shareholders also elect alternate directors for one-year terms who replace principal directors during absences. Executive officers serve at the discretion of the Board of Directors. We also have a Comisión Fiscalizadora, or Supervisory Board, which is in charge of the internal supervision of our administrative matters. The Supervisory Board consists of three members, síndicos or syndics, and three alternate syndics appointed annually by the shareholders. The members of our Supervisory Board were last appointed at the shareholders meeting held on April 29, 2005.

        There are no service contracts between us and our directors or members of our Supervisory Board. There are no contracts between our directors and us, members of our Supervisory Board or executive officers in violation of Section 271 of the Argentine Corporation Law. We do not have an audit or compensation committee.

Employees

        As of December 31, 2004, we had 2,615 employees compared to 2,473 and 2,654 employees as of December 31, 2003 and December 31, 2002, respectively. The employees were distributed as follows (by location and activity):

2004	Argentina	Uruguay	Paraguay	Total
MSO	494	—	—	494
Operations	1,832	178	111	2,121

Total	2,326	178	111	2,615
2003	Argentina	Uruguay	Paraguay	Total
MSO	439	—	—	439
Operations	1,734	177	123	2,034

Total	2,173	177	123	2,473
2002	Argentina	Uruguay	Paraguay	Total
MSO	479	—	—	479
Operations	1,834	195	146	2,175

Total	2,313	195	146	2,654

        Approximately 83% of our total employees are unionized and are represented by the Sindicato Argentino de la Televisión, or Argentinean Television Union. A 1975 collective bargaining agreement with the Sindicato Argentino de la Televisión governs relations with the television industry. The collective bargaining agreement was amended on August 9, 2002, and the amended bargaining agreement now governs our labor relationships with our unionized employees. This latest amendment was confirmed by the Labor Ministry in November 2002 by Resolution No. 205. In addition to the 1975 bargaining agreement, as amended, our labor relations with employees are also subject to various agreements with the Sociedad Argentina de Locutores, or Argentine Association of Newscasters, based on the particular duties of the employee. We believe that our relations with our employees are good.

Share Ownership

        None of the persons listed in "Item 6. Directors and Senior Management" owns any of our shares.

Item 7.    Major Shareholders and Related Party Transactions

Major Shareholders

        We currently have two classes of shares of common stock issued and outstanding:

  •
  Class A Shares are entitled to five votes and have a par value of Ps.1 per share; and

  •
  Class B Shares are entitled to one vote and have a par value of Ps.1 per share.

        The following table sets forth the ownership of our share capital, all of which is held in Argentina, as of the date of this Form 20-F.

Title of Class	Identity of Owner	Number of Shares Owned		% of Class Outstanding
Class A Shares	Grupo Clarín S.A.	202,963,617	(1)(3)	100%
Class B Shares	Grupo Clarín S.A.	50,521,104	(3)(4)	30%
Class B Shares	Arte Gráfico Editorial Argentino S.A.(2)	118,150,382		70%

(1)
Includes 40,094,948 shares pledged by Grupo Clarín in favor of Telefónica de Contenidos, S.A. Unipersonal.

(2)
AGEA is an Argentine sociedad anónima wholly-owned by Grupo Clarín and the Clarín Shareholders.

(3)
Multicanal Holding LLC, a Delaware limited liability company, was dissolved on June 27, 2003 and its shares were transferred to Grupo Clarín.

(4)
Includes 22,238,385 shares pledged by Grupo Clarín in favor of Telefónica de Contenidos, S.A. Unipersonal.

Overview of Grupo Clarín

        We were acquired by the Clarín Shareholders in October 1992 but are currently directly controlled by Grupo Clarín. Grupo Clarín is Argentina's leading media group and produces programming content, including sports, entertainment and news.

        In the second half of 1999, the Clarín Shareholders effected a roll up transaction pursuant to which they contributed their shares of Multicanal to Grupo Clarín, an Argentine holding company, and Multicanal Holding L.L.C., a Delaware limited liability company that has since been dissolved. In December 1999, the Clarín Shareholders sold a minority interest in each of Grupo Clarín and Multicanal Holding L.L.C. to affiliates of The Goldman Sachs Group, Inc. and other investors. Grupo Clarín, directly or indirectly, currently beneficially owns 100% of our capital stock. In connection with and as a condition to the sale of the minority interest in each of Grupo Clarín and Multicanal Holding L.L.C., our corporate charter was amended to require among other things, that a number of corporate actions (including the incurrence of net debt in excess of U.S.$899 million) be approved by a shareholders' resolution. The approval of a shareholders' resolution on these matters requires, in turn, the approval by the board of directors of Grupo Clarín, where directors appointed by The Goldman Sachs Group, Inc. hold certain veto rights. This amendment was approved by the Inspección General de Justicia, or Superintendency of Corporations ("IGJ") on March 23, 2000.

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

Related Party Transactions

        In the ordinary course of business, we purchase programming from Tele Red Imagen S.A. ("TRISA") and Television Satelital Codificada ("TSC"), companies in which Grupo Clarín owns 50% of the capital stock, at market prices. We also purchase programming from Artear, a wholly owned subsidiary of Grupo Clarín. The amounts invoiced by TRISA, TSC and Artear to us for programming were approximately Ps.69.8 million for the year ended December 31, 2004. In addition, also in the ordinary course of business, we place advertising in media owned by Grupo Clarín, such as newspapers, and television and radio stations, at market prices. Grupo Clarín also purchases advertising time from us at market prices, and we and Diario Clarín occasionally exchange advertising space and air time with each other. In the year ended December 31, 2004, the aggregate amount invoiced by us to other Grupo Clarín companies for advertising was approximately Ps.3.3 million. The aggregate amount invoiced by Grupo Clarín to us for advertising was approximately Ps.8.6 million for the year ended December 31, 2004. Our monthly subscriber magazine is published by Artes Gráficas Rioplatense S.A. ("AGR"), a wholly-owned subsidiary of Grupo Clarín, and the amounts invoiced by AGR to us related to the magazine were approximately Ps.6.2 million for the year ended December 31, 2004. In the year ended December 31, 2004, the aggregate amounts invoiced by us to related parties for new business were approximately Ps.2.2 million, of which approximately Ps.2.11 million was invoiced under our agreement with Prima to provide Internet-related services jointly. "See Item 4. Information on the Company—Business Overview—Programming and Other Services—Other Services."

        Related parties balances at December 31, 2004 were as follows: accounts receivable of Ps.5.5 million and accounts payable of Ps.10.1 million.

        During the year ended December 31, 2004, GC Gestión Compartida S.A., a wholly-owned subsidiary of Grupo Clarín, invoiced to us the aggregate amount of Ps.7.7 million for fees for administrative services, human resources, information technology and purchasing logistical services. Other purchases during the year ended December 31, 2004 amounted to Ps.2.9 million.

Item 8.    Financial Information

        See "Item 18. Financial Statements" beginning on page F-1.

Legal Proceedings

Antitrust Litigation

        We are a party to the following administrative proceedings initiated against us under the Argentine Antitrust Law. In each case, as of the date of this Form 20-F, a final decision has not been issued:

  •
  On August 24, 1998, the Interior Trade and Consumer Protection Bureau of the Province of Entre Ríos filed a complaint with the CNDC alleging division of areas between us and our competitors. On May 4, 1999, we requested that the claim be rejected pursuant to section 20 of the Competition Defense law. On June 24, 2004 the summary proceedings were concluded and notice was served under Section 23 of Law No. 22, 262. We cannot provide assurance that the final ruling will be in our favor.

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

  •
  On March 12, 1999, the owner of a cable television company in the city of Roldán, Province of Santa Fe, filed a complaint against us for alleged anticompetitive practices in that city. We presented an answer to the complaint on January 28, 2004 and on October 22, 2004 the CNDC admitted part of the evidence offered by us.

  •
  The Interior Trade and Consumer Protection Bureau of the Province of Entre Ríos filed a claim before the National Court of Appeals in relation to the division of areas between us (as succeeding company of Video Cable 6 S.A.) and its competitors. We filed an explanatory brief on May 4, 1999, and on February 4, 2005 the preliminary stage of the trial was concluded and notice was served under Section 23 of Law No. 22,262 to answer the claim and provide evidence.

  •
  In December 2001, September 2003 and November 2003 a cable television operator in Santa Fe and Corrientes, Gigacable S.A., filed three complaints against us for alleged division of markets with Cablevisión, uncompetitive practices, discriminatory pricing, and for having made presentations before various bodies which hindered Gigacable S.A. from obtaining administrative permits. We filed answers with the CNDC responding to the complaints. The case related to Santa Fe was brought to trial. We were notified on December 9, 2004 of an injunction instructing us not to charge prices in the Gigacable areas lower than those charged in other areas. We filed a response objecting to the injunction.

  •
  On December 15, 2002 Arsenio Mendoza, from the city of Paraná, brought a claim before the Interior Trade and Consumer Protection Bureau of the Province of Entre Ríos. The claim states that: i) Cable Video carries out promotional activities in certain areas from which the plaintiff has been excluded), ii) Cablevisíon S.A. had expressed that it could not provide service in the plaintiff's area, and iii) the contents of television programs of Cable Video are unsuitable for children and therefore violate their rights. On August 15, 2003 the case entered the evidentiary stage and will be heard in conjunction with the Gigacable case.

Paraguay Acquisitions

        On December 12, 1997, we entered into two agreements for the acquisition of 14 cable systems (13 in Paraguay and one in Clorinda, Argentina). The closing of the transaction was scheduled for November 15, 1997, which was subject to the seller's compliance with certain conditions, including obtaining various regulatory approvals from the government of Paraguay, which were ultimately not obtained. We made an advance payment of U.S.$2.3 million on account of the total price, and the seller issued a promissory note for U.S.$2.3 million and pledged the shares of some of the Paraguayan companies in our favor as security if the seller failed to meet the closing conditions.

        As a result of the seller's failure to meet the closing conditions, the final agreement was not signed. We demanded payment on the U.S.$2.3 million promissory note, but the seller initiated an action under the December 12, 1997 agreement for damages and/or specific performance before the Paraguayan courts and obtained a preliminary injunction. This measure prevented us from collecting on the amount of the promissory note. We asked the intervening judge to demand payment of court fees on the amount of the contract from the plaintiff, after the court accepted the petition and suspended the procedural terms. In light of the plaintiff's failure to pay the required court fees, we asked the court to lift the preliminary injunction and to dismiss the action. Although the court did not dismiss the action, it did lift the preliminary injunction restricting our ability to demand payment on the U.S.$2.3 million promissory note, a ruling that was confirmed by the Court of Appeals on Civil and Commercial Matters. The case was returned to the original court, where we will try to enforce the promissory note. We cannot assure you that following the lifting of the preliminary injunction we will be able to collect the amount due on the promissory note. A provision has been recorded for this investment.

Supercanal Proceedings

        We own, directly and indirectly, a minority equity interest in Supercanal Holding S.A., an Argentine company that operates cable systems in the city of Mendoza and the northwestern and southern regions of Argentina, which, together with its subsidiaries, we refer to as the Supercanal Group. On March 26, 2000, the Supercanal Group initiated concurso preventivo proceedings. These proceedings were commenced pursuant to a decision taken by the board of directors of Supercanal Holding S.A. The decision of the board of directors was ratified at a shareholders' meeting held on April 26, 2000.

        The terms of our investment in the Supercanal Group are governed by a shareholders' agreement, as supplemented by a second shareholders' agreement, that provides us with a number of minority rights regarding corporate governance matters. We encountered significant obstacles in exercising the rights provided by the shareholders' agreement. Consequently, we commenced several judicial actions against Supercanal Holding S.A. seeking to annul several shareholders' resolutions adopted without our consent and to obtain a judicial declaration of dissolution and liquidation of Supercanal Holding S.A. and the removal and replacement of the entire board of directors and the supervisory board with a court-appointed administrator.

        On December 12, 2001, we were notified of the filing by Supercanal Holding S.A. of a claim for damages caused by the granting of a preliminary injunction requested by us. We had sought the injunction in connection with our action to declare null and void resolutions adopted in the extraordinary shareholders' meeting of Supercanal Holding S.A. on January 25, 2000 that reduced the capital stock of and increased the capital of Supercanal Holding S.A. The preliminary injunction was subsequently revoked. It has been claimed that the suspension of the implementation of the shareholders' resolution of the meeting held on January 25, 2000 resulted in the cessation of payments to Supercanal Holding S.A. We answered the complaint and rejected the liability attributed to us based on the fact that the cessation of payments had taken place before the date of the meeting, according to documentation provided by the plaintiff itself. Based on the record of the case, we consider that the filed claim should be rejected in its entirety, and the legal costs should be borne by the plaintiff. However, we cannot assure you that the court will reject the claim or that it will be resolved in our favor.

        We cannot guarantee that the outcome of any of the judicial actions initiated by us or by the Supercanal Group will be favorable to our interests, or that the Supercanal Group or its shareholders will not bring any other judicial actions against us.

Regulatory Proceedings

        Administrative Proceedings.    As of the filing of this Form 20-F, Comfer has notified us that it commenced summary proceedings against us for 415 violations of minority age protection and content regulations of the Broadcasting Law and has imposed fines totaling Ps.277,497. We have appealed those fines but cannot provide assurances that the appeals will be favorably resolved.

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

        The Executive Branch, by various decrees, granted us compensation-based moratoria with respect to any monetary penalties that were imposed against us as of the date set forth in such moratoria in summary proceedings commenced by Comfer. The amounts owed under a moratorium may be offset against the broadcast value of any advertising of public interest campaigns by the Argentine government that is purchased from us by Telam S.A., a state-owned news agency. We would be required to apply for new moratoria with respect to any penalties imposed that are not subject to an existing moratorium. We cannot assure you that any such moratorium would be granted.

        On December 13, 2002, we filed for a new installment plan instituted by Decree No. 2362/02, which plan covers fines imposed for alleged violations of the Broadcasting Law which occurred between January 1, 2001 and October 31, 2002. Pursuant to this decree, we may elect either to pay the fines in cash, or to cede advertising time for public interest campaigns. We have elected to cede advertising time worth Ps.422,390. Since October 31, 2002 fines have been imposed on us in relation to violations of the Broadcasting Law in the amount of Ps.277,497, which have not been paid. Furthermore, pending cases may result in the imposition of new fines.

        Demand for payment from Vidycom S.A.    Comfer filed a claim whereby it demanded payment from Vidycom S.A. (“Vidycom”), a company absorbed by us in 1995, of all the differences in our favor as a result of its participation in the tax exemption established by Resolution No. 393/93 and No. 790/93. The tax authorities based their rejection of the aforementioned tax exemption on the following grounds: (a) Vidycom was asked to make payment on several occasions but did not comply with Comfer's requirements; (b) no documentation supporting the investments committed by us was provided; and (c) no evidence was provided of the weather phenomenon which the previous shareholders had requested the tax exemption. The amount of the claim was determined by Comfer on December 21, 1998 as Ps.332,533; this amount includes accrued interest. Appeals filed by us have been unsuccessful, and no further appeals may be filed. As defined by Comfer Resolution No 1316/03, installment plans provide for payment of only 50% of the accrued interest. Therefore on May 17, 2005, we filed an installment plan for the amount of Ps.339,756. The actual amount owed is Ps.501,333.

        Claims based upon Comfer's rejection of requests for tax exemptions.    Comfer has issued resolutions notifying several companies absorbed by us of the rejection of the request for tax exemptions made under the terms of Resolution No. 393/93, which allowed various tax exemptions provided that the amounts exempted were applied towards the purchase of new technology, and claiming payment of the unpaid amount plus compensatory interest. In some cases the amount payable has not yet been determined. In certain cases where such amount has been determined we have filed an appeal. As was the case with Vidycom, we believed that there are questions of fact and of law in favor of those companies, but in light of Comfer's position taken in Vidycom, it is likely that some of the appeals may be rejected by Comfer.

        Claims against Difusora S.A.    On December 17, 2002, Comfer notified Difusora S.A. ("Difusora") that the amount to be settled under the installment plan instituted by Decree No. 762/01 is Ps.23,708. Comfer forgave 70% of such amount and the remaining 30% is to be cancelled by us as follows:

(i) Ps.4,694 by ceding advertising time, and (ii) Ps.2,418 in cash payments. On April 15, 2003, Comfer approved Difusora's filing and on May 29, 2003, Comfer and Difusora signed the "Installment Payment Agreement Decree No. 762/01" formalizing the agreement.

Other

        We are also involved in other litigation in Argentina from time to time in the ordinary course of business. In management's opinion, the litigation in which we are currently involved in Argentina, individually and in the aggregate, is not material to our financial condition or results of operations. For a description of our APE proceeding and related U.S. court proceedings, see "Item 3. Key Information—Risks Relating to Multicanal—Recognition of our APE in the United States and completion of our debt restructuring" and "Item 13. Defaults, Dividend Arrearages and Delinquencies."

Item 9.    The Offer and Listing

Markets

        Trading in the Notes takes place primarily in the over-the-counter-market. Accordingly, we have been unable to obtain reliable information on such trading.

Item 10.    Additional Information

Memorandum and Articles of Association

        Set forth below is a brief summary of certain significant provisions of our current bylaws and Argentine law. We do not have a memorandum or articles of association. This description does not purport to be complete and is qualified by reference to our bylaws, which have been incorporated herein as Exhibit 1.1 by reference to our Form 20-F for the year ended December 31, 2002. The Amended Bylaws will become effective upon the consummation of the transactions contemplated in our APE. The Amended Bylaws are incorporated herein as Exhibit 1.2 by reference to our Application on Form T-3 dated July 30, 2004. For a description of the provisions of our bylaws relating to our Board of Directors see "Item 6. Directors, Senior Management and Employees."

Register and Corporate Purpose

        We are a sociedad anónima (corporation) organized in Argentina. We were registered in the Public Registry of Commerce of Buenos Aires on July 26, 1991 under the number 5225 of Book 109, Volume A of Corporations.

        Our corporate purpose, set forth in Section Three of our bylaws, is the installation and exploitation of broadcasting services pursuant to Argentine law, via closed television circuits; community antennas; cable systems; UHF, VHF and MMDS air systems; satellite transmission and reception and private and public advertising in all their modalities.

        We are principally governed by three separate bodies: our shareholders, our Supervisory Board, and our Board of Directors. The roles of these bodies are defined by Argentine law and our bylaws, and may be described generally as follows:

Shareholders Meetings and Voting Rights

        Shareholders meetings are called in such manner as prescribed by applicable legislation, notwithstanding provisions for unanimous meetings. First call and second call ordinary meetings and special class meetings may be called simultaneously.

        Each common share entitles its holder to one vote except that our Class A shares of common stock are entitled to five votes each. Under Argentine law, meetings of shareholders must be held in a place that corresponds with the jurisdiction of the company. Shareholders' resolutions subject to Argentine law and the bylaws are binding on all of the shareholders, although shareholders are given the right of withdrawal in connection with certain shareholder decisions.

        Shareholders meetings can be ordinary or extraordinary. At ordinary shareholders meetings, shareholders consider and resolve the following matters:

  •
  approval of accounting and other measures connected with the conduct of our business in accordance with the law or the bylaws, as submitted to the shareholders by the Board of Directors or the Supervisory Board;

  •
  election or removal of directors or members of the Supervisory Board, and fixing of their remuneration;

  •
  establishing the responsibilities of the directors and members of the Supervisory Board; and

  •
  approving increases in the corporate capital not exceeding five times the current amount.

        All other matters must be resolved at extraordinary meetings, including:

  •
  increasing the corporate capital to over five times the current amount of any company which is not publicly held;

  •
  capital reductions and returns;

  •
  redemption, reimbursement and writing down of shares;

  •
  mergers, transformations and dissolutions; appointments, removals and remuneration of the liquidators; spin-offs; and consideration of our accounts and other matters connected with conduct in our winding-up;

  •
  limitation or suspension of preferential rights in the subscription of new shares;

  •
  issuance of debentures and conversion of same into shares;

  •
  issuance of negotiable bonds ("bonos"); and

  •
  amendment of our by-laws.

        The president of the Board of Directors or a person appointed at the meeting presides over shareholders meetings. Shareholders meetings can be called by the Board of Directors, by the Supervisory Board in certain circumstances specified by law, or by shareholders representing at least 5% of the corporate capital.

        Shareholders may be represented by proxies at shareholders meetings. Our directors, members of the Supervisory Board, managers and employees cannot act as proxies. The shareholders or proxies attending a shareholders meeting must sign the register of attendance.

        Directors, statutory auditors and general managers are entitled and obliged to attend, and to be heard at all meetings of shareholders. If they are also shareholders, they cannot vote on decisions connected with their undertakings, responsibility or removal.

        The quorum for an ordinary meeting of shareholders held on first notice requires the presence of shareholders representing the majority of the shares entitled to vote. On second notice, a meeting is considered duly constituted regardless of the number of shareholders present. Resolutions are adopted by majority of votes present, except when the bylaws require a higher number.

        An extraordinary meeting held on first notice is duly constituted with the presence of shareholders representing 60% of the shares entitled to vote, provided a greater quorum is not required by the bylaws. On second notice, shareholders representing 30% of the shares entitled to vote are required provided a greater percentage is not required by the bylaws.

        Decisions are adopted by a majority of eligible votes present, unless a greater number is stipulated in the bylaws, or required by law, such as decisions regarding our transformation, extension or renewal;

any anticipated dissolution; the transfer of our domicile abroad; or a basic change of object or the total or partial refunding of the capital. In such circumstances, a majority vote of all eligible shares is necessary. Approval of a merger or spin-off also requires the vote of a majority of all eligible shares except in the case of a publicly held company, in which case the approval by a majority of eligible votes present is required to approve the transaction.

        When the meeting affects the rights of a class of shares, the consent or ratification of the relevant class is required. The relevant class must hold a special meeting governed by the rules for ordinary meetings of shareholders. Shareholder decisions may be voided by a court order when shareholders meetings have been held in circumstances contrary to the law, our bylaws or internal regulations.

Supervisory Board

        In accordance with the rules contained in Argentine Corporations Law, corporate supervision is entrusted to our Supervisory Board. The election of its members and the organization and procedures of the committee are regulated by our bylaws.

        The Supervisory Board has certain general powers and duties, notwithstanding any others as may be provided for under the Argentine Corporations Law or our bylaws:

  •
  supervising our management, by an examination of our books and other documents whenever it may deem convenient, but at least once every three months;

  •
  verifying, in like manner and with like frequency, our cash and securities, as well as our obligations and the performance thereof;

  •
  receiving notice of and attending meetings of the Board of Directors and shareholders. The Supervisory Board may express its opinions at these meetings but is not allowed to vote;

  •
  ensuring that our directors have posted the required performance bonds and that the same are maintained;

  •
  submitting a written report on our economic and financial condition to the annual shareholders meeting;

  •
  providing information within its scope of responsibility requested by holders of shares representing at least 2% of our capital;

  •
  calling the shareholders to an extraordinary meeting whenever it may deem necessary, and to annual or special class meetings if the board should fail to do so as required; and

  •
  overseeing the management of our business for compliance with the law, our bylaws or internal regulation, and any resolutions adopted by the shareholders.

        The members of the Supervisory Board are entitled to obtain information and make administrative inquiries into facts or circumstances relating to any fiscal year prior to the date of their appointment.

        The members of the Supervisory Board are jointly liable for the performance of their duties and obligations as imposed on them by law, the bylaws, or our internal procedures. They are also jointly liable with the directors for any damage occurring which would have been prevented had they acted in compliance with the law, the bylaws, our internal regulations or the resolutions adopted by the shareholders. Our bylaws provide that we shall be supervised by a Supervisory Board of three members and three alternate members elected by the shareholders to serve for a one-year term and who may be reelected. Any vacancies in the Supervisory Board shall be filled by the alternate members in the order of their appointment. Any of its members may act on behalf of the Supervisory Board at Board of Directors or shareholders meetings.

Board of Directors

        The current Board of Directors is made up of seven directors and two alternate Directors. See "Item 6. Directors, Senior Management and Employees" for a description of matters relating to our directors under our current bylaws.

Rights, Preferences and Restrictions Attaching to Shares

        In the event of a capital increase, a holder of existing shares of a given class has a preferential right to subscribe for a sufficient number of shares of the same class to maintain the holder's existing proportionate holdings of shares of that class. Preemptive rights must be exercised within the term fixed by the ordinary meeting of our Board of Directors following the publication of notice in a newspaper of general circulation in Argentina. Under Argentine law, preemptive rights may be assigned and are instrumental upon request of the holder against presentation of slips "to bearer" issued by us at no cost to the shareholder. Preferred shares are entitled to preemptive rights only with respect to preferred shares issuances. Preemptive rights also apply to issuances of preferred shares and convertible securities, but do not apply upon conversion of such securities. Any preemptive right offering would be subject to compliance with applicable securities laws.

        In accordance with the terms of Section 194 et seq. of the Argentine Corporations Law, shareholders who have exercised preemptive rights and indicated their intention to exercise accretion rights are granted the right to assume pro rata the non-exercising shareholders' preemptive rights in proportion to the shares purchased by them when exercising their preemptive rights. Preemptive rights must be exercised within 30 days after notice to the shareholders of their right to preempt the capital increase has been published for three days in the Official Gazette of Argentina and in a newspaper widely circulated in Argentina. Shares not subscribed by the shareholders by virtue of their exercise of preemptive rights or accretion rights may be offered to third parties.

        In the past, preemptive rights in respect of stock could only be restricted in certain exceptional cases by a resolution of an extraordinary meeting of shareholders. However, pursuant to Decree No. 2,284/1991, ratified by Law No. 24,307 on December 30, 1993, any company (including us) authorized by the CNV to publicly offer its stock may additionally limit or suspend preemptive rights in respect of such stock in accordance with the rules of the CNV. Pursuant to the Argentine Corporations Law, companies authorized by the CNV to publicly offer stock may, by resolution of an extraordinary meeting of shareholders, reduce to ten days the period in which preemptive or accretion rights must be exercised.

        Our capital stock is currently comprised of 202,963,617 Class A shares of common stock and 168,671,486 Class B shares of common stock, each such share with a par value of Ps.1.00. All shares have been fully paid. We have no other classes of shares outstanding. The only difference in rights between our Class A and Class B shares is that Class A shares are entitled to five votes per share and Class B shares are entitled to one vote per share.

Actions Necessary to Change the Rights of Holders of Shares

        The rights of shareholders may only be changed by amending the bylaws or as decided by an extraordinary shareholders meeting. Passing a resolution at an extraordinary shareholders' meeting requires an absolute majority of shares entitled to vote, which, if held on first call, would require 60% of the outstanding shares, provided a greater quorum is not required by the bylaws and on second call would require the number of shares with voting right present. Extraordinary shareholders' meetings have exclusive authority on matters related to reduction of capital, merger or other forms of our corporate reorganization, dissolution and liquidation, issuance of debentures, increases of capital in excess of five times the existing capital and any other matter not subject to the regular meeting as per the law.

Shareholders' Meetings

        General shareholders' meetings may be ordinary meetings or extraordinary meetings. Extraordinary general meetings are those called to consider matters which should not be considered by the ordinary meetings as specified in the Argentine Corporations Law, including amendment of the bylaws, liquidation, merger and transformation from one type of company to another, as well as to consider the removal of our shares from any local stock exchange or any foreign stock exchange. General meetings to consider all other matters are ordinary meetings.

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

Limitation on Rights to Own Securities

        There are no limitations on the rights to own our securities in our bylaws. Pursuant to Section 123 of the Argentine Corporations Law, non-Argentine legal entities that own shares in Argentine corporations that are not listed and traded on the local stock exchange must register with the IGJ. Under Section 46 of the Broadcasting Law the shareholders and partners of a licensee such as us are restricted to Argentine nationals without corporate, legal or other affiliation with foreign media or broadcasting entities, shareholders or partners of a licensee. Law No. 25,750, passed on June 18, 2003, requires that corporations in media-related businesses be owned by Argentine persons and establishes a maximum potential foreign ownership of such companies at 30% of the outstanding capital stock representing 30% of the voting rights. These requirements can be waived if the Executive Branch agrees and there is a bilateral treaty granting non-discriminatory treatment. Currently, such treaties exist between Argentina and the United States, Italy and France.

Capital Stock

        Our capital stock is Ps.371,635,103. Our capital stock may be increased by a resolution of an extraordinary meeting, as was done on August 8, 2003 when a capital increase of Ps.4,814,066 was approved. The issuance of ordinary shares to be offered for subscription may be resolved by an ordinary meeting. If our shares join the public offering regime, the meeting may delegate to our Board of Directors the power to establish the date and means of placement, as well as the issue price, subject to the guidelines established at the ordinary meeting. Subject to the same conditions, preferred shares may be issued, the rights and characteristics of which are determined at an ordinary meeting. Preferred shares may have voting rights. On May 7, 2004, our Board of Directors approved an increase in our capital stock intended solely to enable us to comply with the terms of our restructuring.

Mandatory Tender Offer

        Decree No. 677/01 regulates mandatory tender offer procedures, which are summarized in the paragraphs below.

        Any individual or entity that acquires, during a term of 90 days, control of a company, either directly or indirectly, through one or several successive transactions, voting shares, subscription rights, options over shares, convertible notes or similar securities that directly or indirectly may provide such purchaser with the right to subscribe, acquire or convert into, voting shares that represent a "significant ownership" in the share capital and votes of a company, must prior to such acquisition, within 10 business days, make a tender offer or exchange offer according to the procedures and requirements established by the CNV. "Significant ownership" means at least 35% and 51% of the share capital and votes, respectively, of the target company. If the offeror wishes to acquire at least 35% of the share capital and votes of a company it must launch a tender offer to acquire an amount of securities that allows such offeror to obtain at least 50% of the share capital and votes of the target company.

        If the offeror has an ownership interest in the share capital or votes of the target company of at least 35% but less than 51% of the share capital and votes and its purpose is to increase its participation by at least 6% of the share capital and votes of the target company within the next 12 months, the offeror must launch the offer to acquire an amount of shares that would allow such offeror to obtain at least an additional 10% of the share capital and votes of the target company. If the offeror wishes to acquire a participation in the target company equal to or higher than 51% of the share capital or votes, it must launch an offer to acquire an amount of securities that would allow the offeror to obtain 100% of the share capital and votes of the target company.

        The mandatory tender offer is not required when the acquisition of a "significant ownership" does not entail acquiring control of a company (i.e., more than 50% of the voting securities or de facto control) or when a change of control occurs as a result of a merger or spin-off.

        Securities possessed or acquired by individuals or legal entities "acting in concert" shall be deemed to be possessed or acquired by the same individual or legal entity. "Acting in concert" means the coordinated action of two or more persons pursuant to a formal or informal agreement to cooperate actively in the acquisition, possession or disposition of securities of a company, either acting through any such persons or through any company or other type of association in general or through other related persons or persons under their control or through persons that are entitled to voting rights on account of such persons.

        In the following cases, there is a presumption that, except as may be otherwise proved, a concerted action has taken place: (a) when legal entities have a significant ownership in one or more of the other participating legal entities in excess of 10% of the share capital, or reciprocal significant ownership in the event of foreign companies, or are affiliate companies as defined by Section 33 of the Argentine Corporations Law; (b) in the case of legal entities and individuals participating together, when the individuals or their spouses, ancestors, descendents, or any consanguineous relatives up to the fourth degree or legal relatives up to the second degree hold any office in the board of directors or supervisory committee or in the senior management of any of the participating legal entities or have a significant ownership therein; (c) when the persons involved have the same legal representatives, attorneys in fact or members of the board of directors, supervisory committee or senior management; (d) when the individuals or legal entities involved share the same domicile; or (e) when the persons are related through a binding agreement governing the manner in which they must exercise their rights as owners of the securities and such agreement is dated prior to the beginning of the agreed upon performance.

        For purposes of calculating the percentage of ownership, the shares and other securities held or owned plus the voting rights that may be exercised in connection with usufructs, pledges or any other legal or contractual title shall be taken into account.

        The tender offer must be directed to all holders of voting shares (including holders of nonvoting shares that at the time the authorization of the tender offer is sought are entitled to vote), convertible notes, subscription rights or stock options.

        Companies shall become subject to the mandatory tender offer regime (i) as from the date of any shareholders meeting which decides to adhere to the public offering regime or (ii) automatically upon the close of the first shareholders meeting held after April 4, 2003. However, if any company wishes not to become subject to the mandatory tender offer rules described above, it must, through the first shareholders meeting to be held after April 6, 2003, decide to include in its by-laws a clause stating that it is a "Company Not Adhering to the Optional Mandatory Tender Offer Regime." We have included the relevant clause in our bylaws and therefor opted out of the regime.

Amended Bylaws

        If we consummate the transactions contemplated in our APE, our capital stock will increase up to Ps.594,911,263, and we will issue a total of up to 208,276,160 Class C shares of common stock, of par value Ps.1.00 per share and one vote each, to holders of our Existing Debt exchanged pursuant to the combined option. After giving effect to the issuance of the Class C shares, our controlling shareholder and its subsidiary AGEA together will own approximately 65% of our equity, and the holders of the Class C shares will hold in the aggregate approximately 35% of our equity. Under the terms of our Amended Bylaws, for so long as the Class C shares of common stock represent at least 15% of our outstanding capital, decisions with respect to certain matters cannot be adopted other than in the context of a meeting of the Board of Directors or the shareholders called for the purpose of discussing such action, and will not be approved if all directors elected by the holders of the Class C shares, or the majority of the holders of the Class C shares of common stock, as applicable, vote against such approval at the relevant meeting. The matters subject to the special minority rights include certain mergers and consolidations, certain investments in other entities, material sales outside the ordinary course of business, the incurrence of indebtedness and the issuance of preferred shares, in each case in excess of certain thresholds, the making of capital expenditures in excess of certain annual amounts, dividend payments prior to our initial public offering, transactions with affiliates involving payments in excess of certain annual amounts, material amendments to the Amended Bylaws, and substitution of independent auditors. Holders of Class C shares of common stock shall be entitled to exercise tag along rights in the event of certain sales of shares by our controlling shareholders, and will be subject to drag along rights. The Amended Bylaws also provide that each Class C share of common stock shall be exchangeable by the holder for a Class D share of common stock, which we intend to list and have authorized for trading on the Buenos Aires Stock Exchange, also of par value Ps.1.00 per share and one vote, to which no special minority rights will attach under our bylaws.

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

Material Contracts

        We have not entered into any material contracts, other than our APE, incorporated herein by reference to our Form 20-F for the year ended December 31, 2003, and contracts entered into in the ordinary course of business, for the two years preceding the filing of this Form 20-F. Our Amended Bylaws and the form of indentures for the issuance of the new notes intended to be executed upon the consummation of the transactions contemplated in our APE have been filed with the Securities and Exchange Commission under Form T-3 (Securities and Exchange Commission File No. 022-28749).

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

        Since the beginning of 2003, the Central Bank has gradually eased restrictions affecting the ability of Argentine companies to make payments to foreign creditors on account of debts predating the 2002 crisis, as well as to pay dividends to foreign shareholders. However, the foreign exchange market remains highly regulated and restrictions on the ability to transfer foreign exchange abroad remain in effect unless an exemption has been issued by the Central Bank.

        Current Central Bank regulations authorize access to the exchange market by local companies in connection with: (i) the payment of accrued interest on foreign debts, provided that funds are not transferred prior to 15 days in advance of the relevant interest maturity date; and (ii) the total or partial payment of principal, at its nominal value, of private non-financial sector foreign debts derived from financial loans, the issuance of bonds and other debt instruments, provided that funds are not transferred prior to 90 calendar days in advance of the maturity date. Under certain circumstances funds may be transferred more than 90 days before maturity, including (1) if the payment is not related to a debt restructuring proceeding, if the payment amount is not greater than the present value of the debt being cancelled, and (2) if the relevant payment is related to a debt restructuring proceeding, and the new conditions of the debt and the payment being made do not imply an increase in the present value of the existing indebtedness. In both cases, current regulations require the elapse of a minimum term of 180 days from the entry of the foreign funds into the exchange market.

        According to current Central Bank regulations, including Communications "A" 4128 and "A" 4129, both dated April 26, 2004, Argentine individuals and companies are authorized to exchange up to U.S.$2,000,000 per month for the purposes of, among other things: (i) real estate investments outside of Argentina; (ii) loans granted to persons not domiciled in Argentina; (iii) direct investments outside of Argentina of persons domiciled in Argentina; (iv) portfolio investments outside of Argentina; and (v) payments outside of Argentina of corporate dividends and profits. In addition to the maximum amount of up to U.S.$2,000,000 per month and subject to certain conditions, Argentine individuals and companies are authorized to exchange up to U.S.$40,000,000 per month for the purposes of portfolio investments outside of Argentina which have the purpose of canceling financing debt. See "Item 3. Key Information—Risk Factors—Risks Relating to Argentina—Exchange controls may prevent us from servicing our external debt obligations," and "Item 3. Key Information—Risk Factors—Risks Relating to Multicanal—Recognition of our APE in the United States and completion of our debt restructuring."

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

        Presidential Decree No. 1,076 of June 30, 1992, as amended and ratified, eliminated the exemption described above for those taxpayers subject to the tax adjustment for inflation rules under Title VI of the Argentine Income Tax Law No. 20.628 (the "Argentine Income Tax Law"). In general, these taxpayers are entities organized or incorporated under Argentine law, local branches of foreign entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina. As a result of this Decree, interest paid to the holders that are subject to the tax adjustment for inflation rules is subject to withholding at a rate of 35%, as prescribed by Argentine tax regulations. The withholding is credited towards the assessed income tax, which is at a rate of 35% on net income.

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

        Notwithstanding the above, Decree No. 812/96, dated July 24, 1996, establishes that the legal presumption discussed above does not apply to shares and debt-related private securities, such as the Notes, whose public offering has been authorized by the CNV and which are tradable on the stock exchanges located in Argentina or abroad. In order to ensure that this legal presumption will not apply to, and, correspondingly, that we will not be liable as a substitute obligor on, the Notes, we will keep in our records a duly certified copy of the CNV resolution authorizing the public offering of the shares or debt-related private securities as well as the time limit that will be in effect as required by Resolution No. 4203 of the Administración Federal de Ingresos Públicos ("AFIP") dated August 1, 1996.

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

United States Federal Income Tax Considerations

        The following is a summary of certain United States federal income tax considerations that may be relevant to a holder of a Note that is a citizen or resident of the United States or a domestic corporation that otherwise is subject to United States federal income taxation on a net income basis with respect to the Note (a "U.S. Holder"). This summary deals only with U.S. Holders who will hold the Notes as capital assets and does not deal with special situations, such as those of dealers in securities or currencies, traders in securities or currencies that elect mark-to-market treatment, financial institutions, life insurance companies, persons holding Notes as part of a hedging or conversion transaction or a straddle, certain short-term holders of Notes, or holders of Notes whose "functional currency" is not the U.S. dollar. This discussion does not deal with all aspects of United States federal income and estate taxation that may be relevant to U.S. Holders in view of their particular circumstances, nor does it address the effect of any applicable state or local tax law. Furthermore, this discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code") and administrative and judicial interpretations thereof as of the date hereof, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. For purposes of the following discussion, it is assumed that the Notes will constitute debt for federal income tax purposes. Prospective U.S. Holders of Notes should consult their own tax advisors as to the United States federal, state and local and the foreign tax consequences of the ownership and disposition of the Notes.

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

Taxation of Dispositions

        Upon the sale, exchange or retirement of a Note, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (not including any amounts attributable to accrued and unpaid interest) and the U.S. Holder's tax basis in such Note. Gain or loss recognized by a U.S. Holder will generally be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of the disposition. Long-term capital gains recognized by an individual holder are taxable at a maximum rate of 15%.

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

        Exchange rate risk exists principally with respect to our indebtedness denominated in currencies other than Argentine pesos. Interest rate risk exists principally with respect to our U.S. dollar-denominated external indebtedness that bears interest at floating rates, as well as with respect to our peso-denominated Argentine bank and financial debt. Obligations converted into pesos according to Decree No. 214/02 are subject to varying interest rates. Communication "A" 3507, as modified by Communication "A" 3561 of the Central Bank, applied, as of February 4, 2002, the CER to the principal amount of foreign-currency-denominated indebtedness converted into pesos. After adjustment in accordance with the CER indexation rate, Communication "A" 3507 further imposed a maximum interest rate of 8%, as of February 3, 2002, on such U.S. dollar-denominated indebtedness converted into pesos. However, we cannot assure you that this Central Bank policy limiting increases in interest rates will remain in place, or that we will not be adversely affected by future fluctuations in the rates charged on our Existing Debt (either peso-denominated or denominated in dollars and later converted into pesos). Inflation risk exists principally with respect to the adjustment in accordance with the CER of our peso-denominated bank and financial debt. This peso-denominated bank and financial debt is susceptible to inflationary pressures.

        While we realize substantially all of our earnings in Argentina through sales denominated in pesos, a substantial portion of our debt obligations, operating costs (including programming costs) and expenses are and will continue to be denominated in dollars and will therefore be exposed to currency exchange rate risks.

        We continuously monitor our economic exposure to changes in foreign exchange rates. At December 31, 2004, our net monetary position in dollars subject to foreign currency exchange rate fluctuations was approximately U.S.$648.3 million. Our foreign exchange rate-related exposure is determined based on our monetary position and that of our subsidiaries, and primarily reflects dollar-denominated bank and financial debt and accounts payable, reduced by our cash and cash equivalents and other dollar-denominated assets (mainly receivables).

        The following table provides information on our bank and financial debt and acquisition related debt outstanding at December 31, 2004. Variable interest rates are based on effective rates at December 31, 2004. See Note 7 to the consolidated financial statements for further information. All amounts are presented in thousands.

        Bank and financial debt:

	Currently due	2006
Notes
U.S. dollars	518,920
Fixed rate (average)	11.1%
Series J Floating Rate Notes and bank debt
U.S. dollars	194,779
Pesos	81,818	240
Variable rate (average)	8.0%	14%

        Acquisition-related debt:

	2005	2006
U.S. dollars	105	34

        We have not used financial instruments to hedge our exposure to fluctuations in foreign currency exchange or interest rates.

Item 12.    Description of Securities Other than Equity Securities

        Not applicable.

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        As a result of Argentina's severe economic recession starting in late 2001 and related consequences affecting our ability to refinance our debts, we defaulted on payment of principal and interest on our Existing Debt. See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources." As of March 31, 2005 our defaulted debt totaled U.S.$731.9 million and Ps.85.6 million (including accrued interest).

        In 2003, we submitted to our financial creditors a proposal to restructure our financial debt. Our restructuring proposal was set forth in an APE, and comprises three options: a cash buy-back option at 30 cents on the dollar, a ten-year bond exchange option and a combined exchange option (including a seven-year bond and common stock), each subject to a ceiling. Based on the approvals obtained at a bondholders' meeting held on December 10, 2003, and the support provided by commercial bank creditors, we announced on December 13, 2003 that the requisite majority of affected creditors had consented to the restructuring set forth in the APE. On December 16, 2003, we filed our APE together with evidence of the consents and approvals obtained from our creditors with the Buenos Aires Court seeking judicial confirmation. We published the statutory notices as ordered by the Buenos Aires Court on December 17, 2003, and creditors had a right to file objections to the confirmation of our APE until February 13, 2004. Several objections were filed, including an objection by State Street Bank, on behalf Huff. We filed responses to each of the objections filed. On April 14, 2004, the Buenos Aires Court issued a decision rejecting the objections filed, confirming the APE. Holding that all affected creditors should be treated equally, the Buenos Aires Court ordered that persons present at the bondholders' meeting held on December 10, 2003 who voted against or abstained from voting, as well as absent creditors, be permitted to exercise within a 30-day period following publication of certain notices the right to elect among the three options contemplated in our APE, and that such elections be given the same treatment as those made at the December 10, 2003 bondholders' meeting by the creditors that approved our proposal. On October 4, 2004 the Court of Commercial Appeals rendered a decision affirming the Buenos Aires Court's April 14, 2004 order. On December 14, 2004 the Court of Commercial Appeals dismissed an extraordinary appeal filed by Huff against its decision of October 4, 2004 affirming the lower court's confirmation of our APE. Huff subsequently filed a "recurso de queja" with the Supreme Court seeking to reverse the decision rendered by the Court of Commercial Appeals. The Supreme Court dismissed the "recurso de queja" in April 2005. In the meantime, Huff made several submissions to the Buenos Aires Court seeking to delay the publication of notices contemplated in the April 14, 2004 decision. Huff's applications were rejected by the Buenos Aires Court on May 16, 2005. On May 26, 2005 the Buenos Aires Court rejected an appeal of the May 16, 2005 decision submitted by Huff that same day. To our knowledge, Huff did not seek to reverse the May 26, 2005 rejection of the appeal prior to the expiration on June 6, 2005 of the statutory period to interpose a "recurso de queja." We have been advised that no further appeal of the April 14, 2004 order is contemplated by Argentine law.

        Our Board is seeking recognition of our APE in the United states, subject to completion of certain measures that are currently being litigated in the United States. See "Item 3. Key Information—Risk Factors—Risks Relating to Multicanal—Recognition of our APE in the United States and completion of our debt restructuring."

        If we consummate the transactions contemplated in the APE, under the terms approved by the courts, each holder of our Existing Debt will receive:

  (a)
  a cash payment of U.S.$300 per U.S.$1,000 of principal of Existing Debt that we buy back pursuant to the APE (the "Cash Option");

  (b)
  U.S.$1,050 principal amount of our 10-Year Step-Up Notes (the "10-Year Notes") per U.S.$1,000 of principal of Existing Debt exchanged pursuant to the APE (the "Par Option"); or

  (c)
  641 of our class C shares of common stock and U.S.$440 principal amount of either (i) our 7% 7-Year Notes (the "7- Year Fixed Rate Notes"); or (ii) our 7-Year Floating Rate Notes (the "7-Year FRNs," together with the 7-Year Fixed Rate Notes, the "7-Year Notes") per U.S.$1,000 of principal of Existing Debt exchanged pursuant to the APE (the "Combined Option").

        We will not pay any accrued and unpaid interest (including default interest and additional amounts, if any) on the Existing Debt that is bought back or exchanged pursuant to the APE. We will recognize interest accrued on 10-year Notes and 7-year Notes from December 10, 2003, and the first interest payment date will occur on the date of their delivery.

        We are seeking to (i) reacquire approximately U.S.$125 million of the principal amount of the Existing Debt with an aggregate cash payment of U.S.$37.5 million, (ii) exchange approximately U.S.$76.5 million principal amount of our Existing Debt for U.S.$80.3 million of 10-Year Notes, (iii) exchange approximately U.S.$143.0 million principal amount of our Existing Debt for U.S.$143.0 million of our 7-Year Notes and (iv) exchange approximately U.S.$181.9 million principal amount of our Existing Debt for Class C shares of common stock representing approximately 35% of our total capital on a fully diluted basis. Under the terms of our APE, the maximum aggregate principal amount of Existing Debt that may be exchanged for the Par Option is U.S.$76.5 million; the Combined Option, U.S.$324.9 million; and the Cash Option, U.S.$131 million. Any principal amounts of Existing Debt electing the Par Option that exceed U.S.$76.5 million will be prorated and reallocated to the Combined Option, and to the extent that the maximum amount of the Combined Option has been allocated, ratably to the Cash Option, in accordance with the APE. As of December 2003, when we accepted the securities that holders of Existing Debt had agreed to exchange pursuant to our APE, holders of Existing Debt in an aggregate amount exceeding U.S.$76.5 million elected the Par Option. Accordingly, although under our APE any principal amounts of Existing Debt electing the Combined Option that exceed U.S.$324.9 million would be prorated and reallocated ratably to the Par Option, because the maximum amount of the Par Option has been exceeded as a result of holders' elections, excess amounts electing the Combined Option will be allocated ratably to the Cash Option together with any principal amount of Existing Debt in excess of the U.S.$76.5 million cap electing the Par Option. Any principal amounts of Existing Debt electing the Cash Option that exceed U.S.$131 million will be prorated and reallocated to the Combined Option and the Par Option, in accordance with the APE. The allocation will be conducted after giving effect to any elections made in accordance with decisions of and orders by the Argentine and U.S. courts, attached hereto as Exhibits 15.1-15.8. See "Item 3. Key Information—Risk Factors—Risks Relating to Multicanal—Recognition of our APE in the United States and completion of our debt restructuring." The Existing Debt of any holders that fail to make an election will be allocated ratably the new securities or cash, as the case may be, that remain after giving effect to the allocation described above.

        We remain committed to preserving the continuity of our operations. This long-term objective, however, requires that our Existing Debt be adequately restructured, whether pursuant to an APE or any other means available to us under any applicable legal framework.

        Information set forth in this Item 13 has been previously reported by us in our Form 6-K submissions. See "Item 3. Key Information—Risk Factors—Risks Relating to Multicanal—Recognition of our APE in the United States and completion of our debt restructuring."

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        Upon consummation of the transactions contemplated in the APE, Existing Notes will be bought back by us for a cash payment, or exchanged for 10-Year Notes, 7-Year Notes or Class C shares, in each case under the terms and conditions of the APE. Holders that exchanged or are deemed to have exchanged Existing Debt for new securities as a result of the consummation of the APE will obtain securities governed by terms different from those governing the Existing Debt. For the terms of the new indentures governing the 10-Year Notes and the 7-Year Notes and rights related to the Class C shares to be issued in connection with the consummation of our APE, we refer you to the Amendments to bylaws, Base Indenture, First Supplemental Indenture and Second Supplemental Indenture, each incorporated herein as an Exhibit by reference to our Application on Form T-3 dated July 30, 2004.

        The 7-Year Notes, the 10-Year Notes or the Class C shares to be issued and delivered to investors that accepted our APE solicitation or prior to December 12, 2003 have not been and will not be registered under the Securities Act and may not be transferred or sold in the United States except pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act. These new securities will only be delivered (i) in the United States to "qualified institutional buyers" as that term is defined in Rule 144A under the Securities Act, in a private transaction in reliance upon an exemption from the registration requirements of the Securities Act, (ii) outside the United States in offshore transactions in reliance upon Regulation S under the Securities Act and (iii) in reliance upon an exemption from the registration requirements of the Securities Act. The issue of whether registration of the new securities with the Securities and Exchange Commission is needed to implement the cures ordered by the Argentine and the U.S. courts is subject to court proceedings in the United States. See "Item 3. Key Information—Risk Factors—Risks Relating to Multicanal—Recognition of our APE in the United States and completion of our debt restructuring" and "Item 13. Defaults, Dividend Arrearages and Delinquencies."

Item 15.    Controls and Procedures

        We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial and Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial and Administrative Officer concluded that the disclosure controls and procedures as of December 31, 2004 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act, as amended, recorded, processed, summarized and reported as and when required.

        There has been no change in our internal control over financial reporting during 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.    Audit Committee Financial Expert

        Our Board of Directors has determined that Alejandro Alberto Urricelqui qualifies as an "audit committee financial expert" within the meaning of this Item 16A.

Item 16B.    Code of Ethics

        We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our chief executive officer, chief financial and administrative officer, and programming manager, as well as to our other employees. Our code of ethics is incorporated herein by reference to Exhibit 11.1 to our Annual Report on Form 20-F for the year ended December 31, 2003.

Item 16C.    Principal Accountant Fees and Services

Audit and Non-Audit Fees

        The following table sets forth the fees billed to us by our independent auditors, Price Waterhouse & Co. S.R.L., during the fiscal years ended December 31, 2003 and 2004:

	Year ended December 31,
	2003	2004
	(In pesos)
Audit fees	1,293,897	1,073,942
Audit-related fees	241,734	87,247
Tax fees	23,518	75,334
All other fees	—	110,000

Total fees	1,559,149	1,346,523

Audit Fees

        Audit fees in the above table are the aggregate fees billed by Price Waterhouse & Co. S.R.L. and other PricewaterhouseCoopers firms in connection with the audit of our annual financial statements and the review of our interim financial statements.

Audit-Related Fees

        Audit-related fees in the above table are the aggregate fees billed by Price Waterhouse & Co. S.R.L. and other PricewaterhouseCoopers firms for assurance and related services that are reasonably related to the performance of the audit or review of the consolidated financial statements and are not reported under the audit fee item above. This item includes fees related to the APE solicitation.

Tax Fees

        Tax fees in the above table are fees billed by other PricewaterhouseCoopers firms for tax compliance, tax advice and tax planning professional services.

All Other Fees

        All other fees in the above table are fees billed by Price Waterhouse & Co. S.R.L. for agreed upon procedures services.

Audit Committee Pre-Approval Policies and Procedures

        Our Board of Directors currently serves as our audit committee for purposes of the Sarbanes-Oxley Act of 2002. Our Board of Directors has not established pre-approval policies and procedures for the engagement of our independent auditors for services. Our Board of Directors expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        Not applicable.

Item 17.    Financial Statements

        The registrant has responded to Item 18 in lieu of this Item.

Item 18.    Financial Statements

        Reference is made to Item 19(a) for a list of all financial statements filed as part of this Form 20-F.

Item 19.    Financial Statements and Exhibits

    (a)
    List of Financial Statements.

    (b)
    List of Exhibits

        Pursuant to the rules and regulations of the Securities and Exchange Commission, we have filed or incorporated by reference certain agreements as exhibits to this Annual Report on Form 20-F. These agreements may contain representations and warranties by the parties. These representations and warranties have been made solely for the benefit of the other party or parties to such agreements and (i) may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to such agreements if those statements turn out to be inaccurate, (ii) may have been qualified by disclosures that were made to such other party or parties and that either have been reflected in our filings or are not required to be disclosed in those filings, (iii) may apply materiality standards different from what may be viewed as material to investors and (iv) were made only as of the date of such agreements or such other date(s) as may be specified in such agreements and are subject to more recent developments. Accordingly, these representations and warranties may not describe our actual state of affairs at the date hereof.

1.1.
Amendments to bylaws (estatutos) of Multicanal S.A., dated January 11, 2000, May 8, 2001, and February 13, 2003 (English translations) (incorporated by reference to Exhibits 1.1, 1.2 and 1.3 to our Annual Report on Form 20-F for the year ended December 31, 2002).
1.2.	Amendments to bylaws (estatutos) of Multicanal S.A (English translation) (incorporated by reference to Exhibit T3B-2 to our Application on Form T-3 dated July 30, 2004).
2.1.	Acuerdo Preventivo Extrajudicial, dated December 12, 2003 (English translation) (incorporated by reference to Exhibit 2.1 to our Annual Report on Form 20-F for the year ended December 31, 2003).
2.2	The Base Indenture, the First Supplemental Indenture and the Second Supplemental Indenture (incorporated by reference to Exhibit T3C to our Application on Form T-3 dated July 30, 2004)
7.1.	Explanation of the calculation of ratios in our report (incorporated by reference to "Item 3. Key Information—Selected Financial Data").
8.1.	List of subsidiaries (incorporated by reference to "Item 4. Information on the Company — Organizational Structure").
11.1	Code of ethics (English translation) (incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F for the year ended December 31, 2003).
12.1.	Certification of Carlos Alberto Moltini pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2.	Certification of Adrián Mészaros pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1.	Certification of Carlos Alberto Moltini pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2.	Certification of Adrián Mészaros pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Decision of the Buenos Aires Court, dated April 14, 2004 (English translation) (incorporated by reference to Exhibit 2.2 to our Annual Report on Form 20-F for the year ended December 31, 2003).
15.2	Decision of Court of Commercial Appeals, Chamber "A," dated October 4, 2004 (English translation).
15.3	Decision of the Buenos Aires Court, dated May 16, 2005 (English translation).
15.4	Decision of the U.S. Bankruptcy Court, dated March 12, 2004.
15.5	Decision of the U.S. Bankruptcy Court, dated August 27, 2004.
15.6	Decision of the U.S. Bankruptcy Court, dated December 2, 2004.
15.7	Order of the U.S. Bankruptcy Court, dated January 6, 2005.
15.8	Order of the U.S. District Court, dated April 5, 2005.

MULTICANAL S.A.

Signature

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MULTICANAL S.A.
	By:	/s/ Adrián Mészaros Name: Adrián Mészaros Title: Chief Financial Officer
Date: June 17, 2005

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

MULTICANAL S.A.

CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2004 AND 2003
AND FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Multicanal S.A.

We have audited the accompanying consolidated balance sheets of Multicanal S.A. and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

As indicated in Note 2.2., effective March 1, 2003, the Company has discontinued the restatement of the financial statements into constant currency, as required by a resolution issued by the Comisión Nacional de Valores (CNV). Since generally accepted accounting principles in Argentina require companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represents a departure from generally accepted accounting principles in Argentina. Had those regulations been applied, the Company's shareholders' equity at December 31, 2004 and 2003 and the results for the year ended December 31, 2003 would have decreased by Ps. 33 million, Ps. 35 million and Ps. 32 million, respectively.

In our opinion, except for the effects of the matter described in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Multicanal S.A. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in Argentina.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. Information relating to the nature and effect of such differences is presented in Notes 15 and 16 to the consolidated financial statements.

Buenos Aires, Argentina June 15, 2005	PRICE WATERHOUSE & CO. S.R.L. by/s/Carlos A. Rebay (Partner) Carlos A. Rebay

MULTICANAL S.A.

CONSOLIDATED BALANCE SHEETS
(At December 31, 2004 and 2003)
(Expressed in Argentine pesos)

	December 31,
	2004	2003
ASSETS
CURRENT ASSETS
Cash and banks	182,064,389	187,475,744
Short-term investments (Note 3 (a))	51,193,257	450,952
Trade receivables (Note 3 (b))	18,989,354	15,527,882
Receivables from related parties	13,093,359	12,016,311
Other (Note 3 (c))	55,411,769	46,926,992

Total current assets	320,752,128	262,397,881

NON-CURRENT ASSETS
Long-term investments (Note 3 (e))	6,896,177	11,996,007
Property and equipment, net (Note 4)	424,711,853	495,848,975
Intangible assets, net (Note 5)	31,634,861	35,083,550
Goodwill (Note 3(f))	1,180,519,258	1,172,682,439
Other (Note 3 (d))	463,995,292	379,349,295

Total non-current assets	2,107,757,441	2,094,960,266

Total assets	2,428,509,569	2,357,358,147

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	76,107,255	96,041,540
Short-term bank and financial debt (Notes 3 (g) and 7)	2,208,644,560	1,963,820,070
Acquisition related debt	314,315	8,158,497
Taxes payable	16,379,412	16,878,902
Debt with related parties	15,088	20,458
Payroll and social security payable	12,121,948	11,643,677
Other (Note 3 (h))	6,794,996	7,342,309

Total current liabilities	2,320,377,574	2,103,905,453

NON-CURRENT LIABILITIES
Accounts payable and accrued liabilities	839,973	—
Taxes payable	1,075,348	684,715
Acquisition related debt	100,633	100,633
Long-term bank and financial debt	239,753	239,753
Other (Note 3 (i))	11,127,253	15,133,341
Provision for lawsuits and contingencies (Note 6 (c))	17,254,671	19,831,019

Total non-current liabilities	30,637,631	35,989,461

Total liabilities	2,351,015,205	2,139,894,914

TEMPORARY TRANSLATION DIFFERENCES	(2,444,276)	3,330,360
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	28,206,862	31,476,831
SHAREHOLDERS' EQUITY (as per related statement)	51,731,778	182,656,042

Total liabilities, temporary translation differences, minority interest in consolidated subsidiaries and shareholders' equity	2,428,509,569	2,357,358,147

The accompanying notes and exhibit are an integral part of these consolidated financial statements.

MULTICANAL S.A.

CONSOLIDATED STATEMENT OF OPERATIONS
(For the years ended December 31, 2004 and 2003)
(Expressed in Argentine pesos)

	December 31,
	2004	2003	2002
Net revenues (Note 3 (j))	556,578,692	507,498,473	582,120,864
Operating costs
Direct operating expenses (Exhibit)	(266,381,282)	(245,004,104)	(312,181,488)
General and administrative expenses (Exhibit)	(68,543,061)	(59,105,012)	(84,664,191)
Selling and marketing expenses (Exhibit)	(45,953,118)	(35,377,838)	(41,813,366)
Depreciation and amortization	(116,537,180)	(150,085,893)	(309,128,310)

Operating income (loss)	59,164,051	17,925,626	(165,666,491)
Non-operating expenses
Financial income / (expenses) and holding results, net
On assets
Result of exposure to inflation	—	(8,617,916)	(161,329,039)
Exchange differences and results from conversion	16,950,468	(19,607,903)	21,166,047
Bank expenses	(1,097,191)	(916,877)	(883,907)
Holding gains/short-term investments	353,178	348,813	5,052,510
Interest	3,175,072	2,200,607	574,539
On liabilities
Result of exposure to inflation	—	7,241,208	339,383,841
Interest	(209,421,721)	(195,576,259)	(247,239,379)
Loan index adjustment	(5,682,840)	(3,371,472)	30,421,798
Result from advanced repurchase of negotiable obligations	—	—	420,871,431
Exchange differences	(27,880,026)	275,528,045	(860,361,623)
Tax recovery	—	—	726,663
Tax on debits and credits to bank current accounts	(6,416,127)	(5,541,535)	(5,026,792)
Commissions	(30,027,443)	(25,632,405)	(18,315,035)
Other non-operating (expenses)/income, net (Note 3 (k))	(4,004,496)	4,013,065	(311,767,208)

(Loss)/income before income taxes, minority interest and equity in the gains of affiliated companies	(204,887,075)	47,992,997	(952,392,645)
Income tax benefit and/or tax on minimum notional income	73,361,736	8,069,210	246,854,666

(Loss)/income before minority interest and equity in the gains of affiliated companies	(131,525,339)	56,062,207	(705,537,979)
Equity in the gains of affiliated companies	1,790,353	4,917,758	23,187,910
Minority interest in results of consolidated subsidiaries	(1,189,278)	571,482	(7,578,070)

Net (loss)/income	(130,924,264)	61,551,447	(689,928,139)

Net (loss)/income per share	(0.35)	0.17	(1.86)

Weighted average number of shares	371,635,103	371,635,103	371,635,103

The accompanying notes and exhibit are an integral part of these consolidated financial statements.

MULTICANAL S.A.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(For the years ended December 31, 2004, 2003 and 2002)
(Expressed in Argentine pesos)

		SHAREHOLDERS' CONTRIBUTIONS
	Number of issued and authorized common shares par value Ps. 1
		Common stock	Inflation adjustment of common stock	Additional paid-in capital	Merger premium	Irrevocable contributions	Reserve	Legal reserve	Accumulated deficit	Total shareholders' equity
At December 31, 2001	366,821,037	366,821,037	469,187,808	1,052,448,962	33,930,620	4,814,066	64,519,465	6,356,401	(1,187,045,625)	811,032,734
Net loss for the year	—	—	—	—	—	—	—	—	(689,928,139)	(689,928,139)

At December 31, 2002	366,821,037	366,821,037	469,187,808	1,052,448,962	33,930,620	4,814,066	64,519,465	6,356,401	(1,876,973,764)	121,104,595
Capital increase resolved by the Self-summoned Extraordinary Meeting of Shareholders dated August 8, 2003	4,814,066	4,814,066	—	—	—	(4,814,066)	—	—	—	—
Net income for the year	—	—	—	—	—	—	—	—	61,551,447	61,551,447

At December 31, 2003	371,635,103	371,635,103	469,187,808	1,052,448,962	33,930,620	—	64,519,465	6,356,401	(1,815,422,317)	182,656,042
Net loss for the year	—	—	—	—	—	—	—	—	(130,924,264)	(130,924,264)

At December 31, 2004	371,635,103	371,635,103	469,187,808	1,052,448,962	33,930,620	—	64,519,465	6,356,401	(1,946,346,581)	51,731,778

The accompanying notes and exhibit are an integral part of these consolidated financial statement

MULTICANAL S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS
(For the years ended December 31, 2004, 2003 and 2002)
(Expressed in Argentine pesos)

	December 31,
	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)/income for the year	(130,924,264)	61,551,447	(689,928,139)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Accrued income tax	(73,361,736)	(8,069,210)	(246,854,666)
Depreciation and disposal of fixed assets	110,461,460	144,728,560	193,288,814
Intangible assets amortization	6,075,720	5,357,333	115,839,496
Equity in the gains of affiliated companies	(1,790,353)	(4,917,758)	(23,187,910)
Interest accrued on financial liabilities and acquisition of cable	209,421,721	195,576,259	247,239,379
Financial results	37,264,282	(263,545,061)	784,913,860
Results from conversion	(13,934,768)	4,110,874	(4,032,927)
Result from advanced repurchase of negotiable obligations	—	—	(420,871,431)
Provision for recovery of investments	(149,500)	(941,214)	7,576,714
Minority interest in results of consolidated subsidiaries	1,189,278	(571,482)	7,578,070
Provision for lawsuits and contingencies	899,517	3,824,685	2,029,125
Result of sale long-term investments	—	—	(25,515)
Allowance for impairment of goodwill	—	—	315,044,680
Result from holding of long-term investments	(4,182)	2,379	(26,509)
Interest paid	(1,801,381)	(3,187,865)	(2,296,454)
Income tax paid	(12,228,433)	(7,964,405)	(6,781,170)
Decrease (increase) in assets
Trade receivables	(3,461,472)	9,565,327	46,614,614
Other current assets	2,976,968	(811,344)	64,381,891
Other non-current assets	(4,053,885)	2,496,443	12,639,286
Receivables from related parties	(1,077,048)	836,588	4,111,473
Increase (decrease) in liabilities
Debt with related parties	(5,370)	(1,007,974)	(1,959,586)
Other current and non-current liabilities	(530,044)	(5,858,600)	3,979,800
Accounts payable and accrued liabilities	(19,094,312)	(14,687,074)	(135,273,441)
Payroll and social security payable	478,271	1,756,893	(10,931,923)
Current and non-current taxes payable	(6,076,017)	(6,496,469)	(38,549,991)
Provision for lawsuits and contingencies	(3,475,865)	(2,489,367)	(35,846,825)

Cash provided by operations	96,798,587	109,258,965	188,670,715

CASH FLOWS FROM INVESTMENT ACTIVITIES
Purchases of property and equipment	(39,210,580)	(16,623,378)	(11,331,612)
(Acquisitions)/Sales of cable systems and subscribers and (increase) decrease in goodwill and intangible assets	(1,786,879)	(8,291,533)	(1,038,564)
Dividends received	2,051,472	—	—

Cash used in investment activities	(38,945,987)	(24,914,911)	(12,370,176)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in acquisition related debt	—	—	357,190
Repayments of acquisition related debt	(8,128,512)	(2,541,810)	(4,461,558)
Financial loans obtained	91,760	—	—
Payments of banks and financial loans	—	—	(249,516,388)
Decrease of minority interest in consolidated subsidiaries	(4,484,898)	(899,520)	(4,008,654)

Cash used in financing activities	(12,521,650)	(3,441,330)	(257,629,410)

INCREASE IN CASH AND CASH EQUIVALENTS	45,330,950	80,902,724	(81,328,871)
Cash and cash equivalents at the beginning of year	187,926,696	107,023,972	188,352,843

CASH AND CASH EQUIVALENTS AT THE END OF YEAR	233,257,646	187,926,696	107,023,972

The accompanying notes and exhibit are an integral part of these consolidated financial statements.

MULTICANAL S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(For the years ended December 31, 2004 and comparatives)
(Expressed in Argentine pesos)

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

(b)    Formation of the Company

On January 1, 2001 the Company carried out a business reorganization process through which it absorbed Plataforma Digital S.A., Red Argentina S.A., Radio Satel Sociedad Anónima, Cable Espacio del Buen Ayre S.A., Video Cable Norte S.A., Televisión por Cable S.A. and Cable Visión Corrientes Sociedad Anónima (the "Fifth Merger"), which were dissolved without being liquidated. In its capacity as the absorbing company, the Company continued with the operations of the absorbed companies. As a result of the merger, the Company increased its capital stock by Ps. 867,810, i.e. from Ps. 365,953,227 to Ps. 366,821,037, through the issuance of 867,810 ordinary, nominal and non-endorsable Class A shares of Ps. 1 par value and 5 votes each, delivered to Grupo Clarín S.A. in lieu of 16,303,000 ordinary, nominal and non-endorsable shares held in Plataforma Digital S.A.

As the Company is a publicly held corporation, on April 11, 2001 an application was filed with the Comisión Nacional de Valores (National Securities Commission or the "CNV") for administrative approval of such business reorganization processes, as required by applicable regulations. Through Resolution No. 14928, on October 7, 2004 the CNV approved the Fifth Merger subject to the submission of evidence of the registration of the Fourth Merger with the Public Registry of Commerce, which registration was effected on October 22, 2004. The Fifth Merger and the capital increase resulting from the merger were registered at the Public Registry of Commerce on November 4, 2004 and November 26, 2004, respectively.

NOTE 2—BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

2.1.    Basis of presentation of the consolidated financial statements

The consolidated financial statements include the accounts of Multicanal and its majority owned subsidiaries. All material intercompany balances, transactions and profits have been eliminated.

The consolidated financial statements include accounts of Multicanal and the following subsidiaries:

	% of capital and votes held by Multicanal
	2004	December 31, 2003	2002
Subsidiaries
Telesur Teledifusora Río Cuarto S.A.	100.00	100.00	100.00
Delta Cable S.A.	84.00	84.00	84.00
TV Cable San Francisco S.A.	100.00	100.00	100.00
A.V.C. Continente Audiovisual S.A.	90.00	90.00	90.00
Televisora Privada del Oeste S.A.	51.00	51.00	51.00
Pem S.A.	100.00	100.00	100.00
CV Berazategui S.A.	70.00	70.00	70.00
San Lorenzo T.V. Cable S.A.	100.00	100.00	100.00
La Capital Cable S.A.	50.00	50.00	50.00
Chaco Cable Color S.R.L.(1)	100.00	100.00	100.00
Teledifusora San Miguel Arcángel S.A.	50.10	50.10	50.10

	% of capital and votes held by Multicanal
	2004	December 31, 2003	2002
Tevemundo S.A.	100.00	100.00	100.00
Cable Imagen S.R.L.(1)	100.00	100.00	100.00
Televisión Dirigida S.A.E.C.A.	89.39	89.39	89.39
Cablevisión Comunicaciones S.A.E.C.A.	89.81	89.81	89.81
Tres Arroyos Televisora Color S.A.	74.92	71.06	67.20
Wolves Televisión S.A.	100.00	100.00	100.00
Adesol S.A.	100.00	100.00	100.00
Cable Video Sociedad Anónima	100.00	100.00	100.00
Hazen Limited	100.00	—	—
Bridge Management Holdings Corp.(2)	—	—	100.00
Orange Televisión Productions S.A.(3)	—	—	100.00
Cablepar S.A.(3)	—	—	100.00

(1)
Companies in the process of being transformed from a S.R.L. to a S.A. (Corporation).
(2)
A company dissolved as from August 25, 2003.
(3)
Companies merged into Cablevisión Comunicaciones S.A.E.C.A. as from October 1, 2003

2.2.    Recognition of the effects of inflation

The consolidated financial statements were prepared in constant units of currency, reflecting the overall effects of inflation through August 31, 1995. As from that date, restatement of the financial statements was discontinued until December 31, 2001 as a result of a period of economic stability. Between January 1, 2002 and March 1, 2003 the effects of inflation were recognized as a result of a period of high inflation. As from that date, in accordance with Decree No. 664 of the National Executive Branch and Resolution No. 441/03 issued by the CNV, restatement of the financial statements was discontinued.

This criterion is not in line with prevailing professional accounting standards, under which financial statements are to be restated until September 30, 2003. This deviation has not had a material effect on these financial statements. Had the provisions of those regulations been applied, the Company's shareholders' equity at December 31, 2004 and 2003 and the results for the year ended December 31, 2003 would have decreased by Ps. 33 million Ps. 35 million and Ps. 32 million, respectively.

The rate used for purposes of restatement of items was the domestic wholesale price index published by the National Institute of Statistics and Census.

2.3.    Basis of presentation

The consolidated financial statements are presented in Argentine pesos ("Ps.") and have been prepared in accordance with Argentine Generally Accepted Accounting Principles ("GAAP") and the requirements of the CNV and, which differ in certain respects from generally accepted accounting principles in the United States of America ("US GAAP"). Such differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission ("SEC"). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company are set forth in Note 15 to these consolidated financial statements.

On February 19, 2003, the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA") approved Technical Pronouncement No. 21 "Proportional equity value—consolidation of financial statements—information to be disclosed on related parties" through Resolution MD No. 5/2003. The Technical Pronouncement and amendments thereto became effective for fiscal years commenced as from April 1, 2003. However, in General Resolution No. 459/04, the CNV extended application to fiscal years commencing on April 1, 2004, permitting advance application. This option, however, has not been adopted by the Company. That information is shown in Note 14.

Certain reclassifications and additional disclosures have been included in these consolidated financial statements in order to conform more closely to the form and content required by US GAAP.

Accounting principles generally accepted in Argentina require companies with controlling financial interest in other companies to present both parent company, where investments in subsidiaries are accounted for by the equity method, and consolidated financial statements as primary and supplementary information, respectively. Because of the special purpose of these consolidated financial statements, parent company financial statements are not included. This procedure has been adopted for the convenience of the reader of the financial statements.

2.4.    Comparative financial statements

Balances at December 31, 2002 and for the year then ended, which are shown in these consolidated financial statements for comparative purposes, result from restating the amounts in the financial statements at those dates following the guidelines indicated in Note 2.2.

Certain reclassifications have been included in the financial statements at December 31, 2003 which are presented for comparative purposes.

2.5.    Significant accounting policies

The following is a summary of the significant accounting policies used in the preparation of these consolidated financial statements:

(a)    Cash and Banks

Cash on hand was recorded at face value.

(b)    Foreign currency

Assets and liabilities denominated in foreign currency are presented at the nominal value of the foreign currency translated to Argentine pesos at year-end exchange rates.

(c)    Short-term investments

Time deposits were valued according to the amount deposited at the time of the transaction plus accrued financial interest based on the internal rate of return determined at that time.

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

The professional accounting standards used by the subsidiaries and related companies for the preparation of its financial statements are the same as those used by the Company. In the event of differences, the corresponding adjustments were made.

The Company's foreign subsidiaries (Cable Visión Comunicaciones S.A.E.C.A., Televisión Dirigida S.A.E.C.A., Orange Televisión Productions S.A., Cablepar S.A. and Adesol S.A.) have been considered foreign entities for purposes of its categorization under Technical Pronouncement No. 18 as they are financially, economically and organizationally autonomous. Accordingly, financial statements of the Company's foreign subsidiaries were translated to Argentine pesos using the year-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as a separate line item between the liability and equity section of the balance sheet and totaled Ps. (2,444,276) at December 31, 2004.

On October 1, 2003 Orange Televisión Productions S.A. and Cablepar S.A. merged into Cable Visión Comunicaciones S.A.E.C.A.

Bridge Management Holdings Corp. and Hazen Limited were classified as integrated with the operations of the Company as established by Technical Pronouncement No. 18. On August 25, 2003, the controlled company Bridge Management Holdings Corp. was dissolved and, therefore, its assets and liabilities were assigned to Multicanal, as its sole shareholder.

Until December 31, 2002, financial statements of foreign subsidiaries had been translated into Argentine pesos following the guidance of Technical Pronouncement No. 13 of the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE") (restate-convert-disclose method).

Long-term investments in companies in which no significant control or influence is exercised were valued at their restated acquisition cost following the guidelines mentioned in Note 2.2.

(h)    Property and equipment

Property and equipment were valued at restated acquisition cost following the guidelines indicated in Note 2.2., net of accumulated depreciation.

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

(i)    Intangible assets

Intangible assets represent basically exploitation rights, concessions and purchase value of the subscriber portfolio and were valued at restated cost following the guidelines indicated in Note 2.2., net of accumulated amortization.

Amortization was calculated by the straight-line method, based on an estimated useful life of between 5 and 20 years.

Aggregate value of intangible assets does not exceed their estimated recoverable value at the end of the year.

(j)    Goodwill

Goodwill represents the excess of cost over the fair value of net identifiable assets acquired. Goodwill was restated following the guidelines indicated in Note 2.2.

Until December 31, 2002, amortization was calculated by the straight-line method over twenty years as from the month of origin. As from January 1, 2003, goodwill has not been amortized, as it had unspecified useful life directly related to the Company's business.

The Company regularly evaluates goodwill for recoverability based on estimates and the evaluation of available information at the date of issue of the financial statements. It is estimated that the aggregate value of goodwill, net of the allowance recorded, is lower than recoverable value at the end of the year.

As of December 31, 2002 as a result of the continued deterioration of the Argentine economy, the Company evaluated for impairment its goodwill and other intangible assets in accordance with the standard's guidance and recorded an impairment of Ps. 315,044,680 (Note 3 (k)).

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

The Company recognized minimum notional income tax accrued during the year and paid in previous years as a credit, as it estimates that it will be able to compute it as payment on account of income tax in future years.

(m)    Provision for lawsuits and contingencies

We record a loss contingency when management determines that it is probable that a future cost will be incurred and that cost can be reasonably estimated. These loss contingencies and accruals are based on recent developments in respect of the matter under consideration, management's estimates of the outcome of the matter and our attorneys' advice, based on their experience in litigating related matters, regarding potential outcome.

(n)    Shareholders' equity

These accounts have been restated on a constant Argentine pesos basis (included in Adjustments to capital account) (Note 2.2.). Adjustments to capital and additional paid-in capital may be used to absorb accumulated deficits or to increase capital at the discretion of the shareholders. These amounts cannot be distributed in the form of cash dividends.

The "share capital" account has been stated at its historical nominal value. The difference between the capital stock stated in constant currency and the capital stock stated in historical nominal value has been disclosed under the "adjustments to capital" account, in the shareholders' equity.

(o)    Recognition of revenues

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

NOTE 3—ANALYSIS OF CERTAIN CONSOLIDATED BALANCE SHEET AND STATEMENT OF
                  OPERATIONS ACCOUNTS

	December 31,
	2004	2003
CONSOLIDATED BALANCE SHEET
CURRENT ASSETS
(a) Short-term investments
Money market instruments	35,829	36,385
Time deposits	50,750,108	173,845
Other	407,320	240,722

	51,193,257	450,952

(b) Trade receivables
From subscriptions	26,426,185	28,168,333
From advertising	11,163,661	9,212,702
Notes receivable	20,676	15,628
From new businesses	2,021,377	794,041
Credit cards	2,357,297	3,354,466
Other	169,005	379,051
Allowance for doubtful accounts (Note 6 (a))
From subscriptions	(17,756,612)	(20,285,188)
From advertising	(5,012,076)	(5,710,992)
From new businesses	(400,159)	(400,159)

	18,989,354	15,527,882

(c) Other
Advances to suppliers	6,526,297	791,057
Receivables from minority shareholders	334,206	520,326
Tax advances	3,797,906	3,406,427
Deposits in guarantee	533,708	555,334
Other receivables	6,936,622	9,004,290
Prepaid expenses	5,247,245	5,446,394
Advances to employees	395,474	309,154
Judicial deposits	15,332,756	14,361,063
Dividends receivable	499,595	—
Other	15,807,960	12,532,947

	55,411,769	46,926,992

NON-CURRENT ASSETS
(d) Other
Prepaid expenses	19,147,204	22,561,980
Net deferred tax assets	433,647,041	352,245,799
Tax advances	11,020,208	4,396,391
Deposits in guarantee	180,839	145,125

	463,995,292	379,349,295

	December 31,
	2004	2003
(e) Long-term investments
Investments in companies carried under the equity method (Note 10)	6,190,058	7,286,400
Advances for the purchase of companies	6,912,000	6,785,500
Provision for recovery of investments (Note 6 (d))	(6,762,000)	(6,635,500)
Investments in companies carried at cost	556,119	4,559,607

	6,896,177	11,996,007

(f) Goodwill
Original Value	2,609,961,615	2,597,016,094
Accumulated amortization	(855,283,555)	(850,174,853)

	1,754,678,060	1,746,841,241
Allowance for impairment of Goodwill	(574,158,802)	(574,158,802)

	1,180,519,258	1,172,682,439

CURRENT LIABILITIES
(g) Short-term bank and financial debt
Overdraft facilities	57,144	57,144
Corporate Bonds
Capital	1,513,398,960	1,490,545,620
Interests payable	613,426,605	400,378,043
Loans
Capital	44,694,027	44,601,647
Interests payable and restatements	37,067,824	28,237,616

	2,208,644,560	1,963,820,070

(h) Other
Other provisions	113,571	736,009
Debt with minority shareholders	259,704	244,646
Dividends payable	2,260,626	2,347,300
Sundry creditors	762,010	545,052
Other	3,399,085	3,469,302

	6,794,996	7,342,309

NON-CURRENT LIABILITIES
(i) Other
Investments in companies carried under the equity method—Fintelco S.A. (Note 10)	10,870,137	14,875,850
Other	257,116	257,491

	11,127,253	15,133,341

	December 31,
	2004	2003	2002
CONSOLIDATED STATEMENT OF OPERATIONS
(j) Net revenues
Gross sales
From subscriptions	536,539,195	491,640,338	599,118,535
From advertising	13,982,829	9,311,394	10,588,703
Other	9,233,122	9,028,020	8,416,303
Allowance for doubtful accounts
From subscriptions	(3,004,007)	(2,499,494)	(35,235,572)
From advertising—recovery	(172,447)	18,215	(1,170,068)
From Others	—	—	402,963

	556,578,692	507,498,473	582,120,864

(k) Other non-operating income/(expenses), net
Provision for lawsuits and contingencies	(899,517)	(3,824,685)	(2,029,125)
Income from tax deferral	—	906,337
Indemnification paid	(518,000)	—	—
Indemnification collected	—	1,571,916	—
Impairment of goodwill	—	—	(315,044,680)
Uncollectibility of other receivables	—	(567,641)	(402,963)
Other	(2,586,979)	5,927,138	5,709,560

	(4,004,496)	4,013,065	(311,767,208)

NOTE 4—PROPERTY AND EQUIPMENT, NET

	December 31, 2004
	Original value	Accumulated depreciation	Net book value	Assets lives years
Installations, external wiring and transmission equipment	1,437,330,608	(1,158,972,517)	278,358,091	10
Properties	122,283,816	(49,301,866)	72,981,950	50
Computer equipment	71,055,348	(63,096,399)	7,958,949	5
Furniture, fixtures and tools	54,383,614	(50,831,235)	3,552,379	10
Vehicles	30,524,910	(27,277,422)	3,247,488	5
Materials, net of provision for obsolescence of materials	44,931,062	—	44,931,062	—
Work in progress	12,543,681	—	12,543,681	—
Advances to suppliers	1,138,253	—	1,138,253	—

Total	1,774,191,292	(1,349,479,439)	424,711,853

	December 31, 2003
	Original value	Accumulated depreciation	Net book value	Assets lives years
Installations, external wiring and transmission equipment	1,414,541,121	(1,073,969,643)	340,571,478	10
Properties	119,919,321	(43,448,764)	76,470,557	50
Computer equipment	63,889,233	(59,143,983)	4,745,250	5
Furniture, fixtures and tools	53,295,943	(49,523,044)	3,772,899	10
Vehicles	29,896,109	(27,757,101)	2,139,008	5
Materials, net of provision for obsolescence of materials	57,212,629	—	57,212,629	—
Work in progress	9,088,949	—	9,088,949	—
Advances to suppliers	1,848,205	—	1,848,205	—

Total	1,749,691,510	(1,253,842,535)	495,848,975

Net additions of property and equipment for the years ended December 31, 2004, 2003 and 2002 amounted to Ps. 39,210,580, Ps. 16,623,378, and Ps. 11,331,612 respectively.

Depreciation of property and equipment for the years ended December 31, 2004, 2003 and 2002 amounted to Ps. 110,461,460, Ps. 144,728,560, and Ps. 193,288,814 respectively.

NOTE 5—INTANGIBLE ASSETS, NET

	December 31, 2004
	Original value	Accumulated amortization	Net book value
Purchased subscribers	27,678,117	(12,642,411)	15,035,706
Others	40,987,996	(24,388,841)	16,599,155

Total	68,666,113	(37,031,252)	31,634,861

	December 31, 2004
	Original value	Accumulated amortization	Net book value
Purchased subscribers	27,678,117	(11,212,372)	16,465,745
Others	48,986,577	(30,368,772)	18,617,805

Total	76,664,694	(41,581,144)	35,083,550

Amortization of intangible assets for years ended December 31, 2004, 2003 and 2002 amounted to Ps. 6,075,720, Ps. 5,357,333, and Ps. 4,980,090 respectively.

NOTE 6—ALLOWANCES AND CERTAIN PROVISIONS

(a)    Allowance for doubtful accounts

	December 31,			December 31,			December 31,
	2004	2003	2002	2004	2003	2002	2004	2003	2002
	From subscriptions			From advertising			From new businesses
Balance at the beginning of the year	20,285,188	22,251,308	47,429,544	5,710,992	6,437,303	9,496,992	400,159	403,123	1,711,321
Increase/(Decrease) (recorded as loss)	3,004,007	2,499,494	35,235,572	172,447	(18,215)	1,170,068	—	—	(402,963)
(Write-off) (*)	(5,532,583)	(4,465,614)	(60,413,808)	(871,363)	(708,096)	(4,229,757)	—	(2,964)	(905,235)

Balance at the end of the year	17,756,612	20,285,188	22,251,308	5,012,076	5,710,992	6,437,303	400,159	400,159	403,123

(*)
Includes result of exposure to inflation.

(b)    Provision for obsolescence of materials

	December 31,
	2004	2003	2002
Balance at the beginning of the year	11,146,358	11,084,790	11,150,723
Increase (Decrease) of provision	(110,325)	61,568	(65,933)

Balance at the end of the year	11,036,033	11,146,358	11,084,790

(c)    Provision for lawsuits and contingencies

	December 31,
	2004	2003	2002
Balance at the beginning of the year	19,831,019	18,495,701	52,313,401
Increase (recorded as loss)	899,517	3,824,685	2,029,125
Decrease of provision (*)	(3,475,865)	(2,489,367)	(35,846,825)

Balance at the end of the year	17,254,671	19,831,019	18,495,701

(*)
Includes result of exposure to inflation.

(d)    Provision for recovery of investments

	December 31,
	2004	2003	2002
Balance at the beginning of the year	6,635,500	7,576,714	—
Increase (Decrease) of provision (*)	126,500	(941,214)	7,576,714

Balance at the end of the year	6,762,000	6,635,500	7,576,714

(*)
Includes result of exposure to inflation and exchanges differences.

NOTE 7—BANK AND FINANCIAL DEBT

In addition to the financial loans with local financial entities, which have been converted into pesos and restated through application of the Reference Stabilization Coefficient ("CER"), the Company's financial debt, subject to restructuring under the terms of the "acuerdo preventivo extrajudicial" or pre-packaged reorganization plan ("APE"), is made up as follows:

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

(c)    Increase in the maximum amount of notes outstanding under the Medium-Term Note Program

The Company's shareholders approved, at a self-summoned Unanimous Ordinary Meeting held on November 24, 1997, an increase in the maximum aggregate amount of notes outstanding under the Medium-Term Note Program by US$ 200,000,000 to US$ 550,000,000. On December 2 and 22, 1998 and February 16, 1999, the CNV, the BCBA and the over-the-counter market ("MAE"), respectively, approved the abovementioned increase.

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

  Pursuant to the terms of the Series J Floating Rate Notes, the Company must comply with certain covenants, including, without limitation, obligations that restrict: (i) indebtedness; (ii) dividend payments or the making of certain restricted payments; (iii) the granting of certain pledges, and (iv) the sale of certain assets of the Company and certain of its subsidiaries. In addition, the Company agreed that its net debt (Bank and financial debts plus Acquisition-related debt less Cash and cash equivalents) would not exceed US$ 700,000,000, that it will not invest in fixed or capital assets in excess of US$ 40,000,000 during any 12 month-period.

Repurchases

During the last quarter of 2001 and in January 2002, the Company repurchased notes issued by it for US$ 211,148,000. Consequently, the principal balance after such repurchases was as follows: Notes due 2002, US$ 96.7 million; Notes due 2007, US$ 98.8 million; Series C Notes, US$ 37.6 million; Series E Notes, US$ 130.8 and Series J Notes, US$ 144 million.

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

Proposal for the restructuring of the financial debt

In 2003, the Company submitted to its financial creditors a proposal to restructure its financial debt. The Company's restructuring proposal was set forth in an APE, and comprises three options: a cash buy-back option at 30 cents, a ten-year bond exchange option and a combined exchange option (including a seven-year bond and common stock), each subject to a ceiling. Based on the approvals obtained at a bondholders' meeting held on December 10, 2003, and the support provided by commercial bank creditors, the Company announced on December 13, 2003 that the requisite majority of affected creditors had consented to the restructuring set forth in the APE. On December 16, 2003, the Company filed its APE together with evidence of the consents and approvals obtained from its creditors with the Commercial Court No. 4 of Buenos Aires (the "Buenos Aires Court") seeking judicial confirmation. The Company published the statutory notices as ordered by the Buenos Aires Court on December 17, 2003, and creditors had a right to file objections to the confirmation of the APE until February 13, 2004. Several objections were filed, including an objection by State Street Bank, on behalf of the U.S.-based investment group known as W.R. Huff ("Huff"). The Company filed responses to each of the objections filed. On April 14, 2004, the Buenos Aires Court issued a decision rejecting the objections filed, confirming the APE. Holding that all affected creditors should be treated equally, the Buenos Aires Court ordered that persons present at the bondholders' meeting held on December 10, 2003 who voted against or abstained from voting, as well as absent creditors, be permitted to exercise within a 30-day period following publication of certain notices the right to elect among the three options contemplated in the Company's APE, and that such elections be given the same treatment as those made at the December 10, 2003 bondholders' meeting by the creditors that approved the Company's proposal. On October 4, 2004 the Court of Commercial Appeals, Chamber "A" (the "Court of Commercial Appeals") rendered a decision affirming the Buenos Aires Court's April 14, 2004 order. On December 14, 2004 the Court of Commercial Appeals dismissed an extraordinary appeal filed by Huff against its decision of October 4, 2004 affirming the lower court's confirmation of the APE. Huff subsequently filed a "recurso de queja" (an ex parte proceeding seeking that an appellate court reverse a decision of a lower court denying the granting of an appeal) with the Supreme Court seeking to reverse the decision rendered by the Court of Commercial Appeals. The Supreme Court dismissed the "recurso de queja" in April 2005. In the meantime, Huff made several submissions to the Buenos Aires Court seeking to delay the publication of notices contemplated in the April 14, 2004 decision. Huff's applications were rejected by the Buenos Aires Court on May 16, 2005. On May 26, 2005 the Buenos Aires Court rejected an appeal of the May 16, 2005 decision submitted by Huff that same day. To our knowledge, Huff did not seek to reverse the May 26, 2005 rejection of the appeal prior to the expiration on June 6, 2005 of the statutory period to interpose a "recurso de queja." The Company has been advised that no further appeal of the April 14, 2004 order is contemplated by Argentine law.

The Company's Board is seeking recognition of its APE in the United States, subject to completion of certain measures that are currently being litigated in the United States.

If the Company consummates the transactions contemplated in the APE, under the terms approved by the courts, each holder of the Company's Existing Debt will receive:

  (a)
  a cash payment of US$ 300 per US$ 1,000 of principal of Existing Debt that the Company buys back pursuant to the APE (the "Cash Option");

  (b)
  US$ 1,050 principal amount of Multicanal's 10-Year Step-Up Notes (the "10-Year Notes") per US$ 1,000 of principal of Existing Debt exchanged pursuant to the APE (the "Par Option"); or

  (c)
  641 of Multicanal's class C shares of common stock and US$ 440 principal amount of either (i) Multicanal's 7% 7-Year Notes (the "7- Year Fixed Rate Notes"); or (ii) Multicanal's 7-Year Floating Rate Notes (the "7-Year FRNs," together with the 7-Year Fixed Rate Notes, the "7-Year Notes") per US$ 1,000 of principal of Existing Debt exchanged pursuant to the APE (the "Combined Option").

The Company will not pay any accrued and unpaid interest (including default interest and additional amounts, if any) on the Existing Debt that is bought back or exchanged pursuant to the APE. The Company will recognize interest accrued on 10-year Notes and 7-year Notes from December 10, 2003, and the first interest payment date will occur on the date of their delivery.

The Company is seeking to (i) reacquire approximately US$ 125 million of the principal amount of the Existing Debt with an aggregate cash payment of US$ 37.5 million, (ii) exchange approximately US$ 76.5 million principal amount of its Existing Debt for US$ 80.3 million of 10-Year Notes, (iii) exchange approximately US$ 143.0 million principal amount of its Existing Debt for US$143.0 million of its 7-Year Notes and (iv) exchange approximately US$ 181.9 million principal amount of its Existing Debt for Class C shares of common stock representing approximately 35% of its total capital on a fully diluted basis. Under the terms of the APE, the maximum aggregate principal amount of Existing Debt that may be exchanged for the Par Option is US$ 76.5 million; the Combined Option, US$ 324.9 million; and the Cash Option, US$ 131 million. Any principal amounts of Existing Debt electing the Par Option that exceed US$ 76.5 million will be prorated and reallocated to the Combined Option, and to the extent that the maximum amount of the Combined Option has been allocated, ratably to the Cash Option, in accordance with the APE. As of December 2003, when the Company accepted the securities that holders of Existing Debt had agreed to exchange pursuant to its APE, holders of Existing Debt in an aggregate amount exceeding US$ 76.5 million elected the Par Option. Accordingly, although under the APE any principal amounts of Existing Debt electing the Combined Option that exceed US$ 324.9 million would be prorated and reallocated ratably to the Par Option because the maximum amount of the Par Option has been exceeded as a result of holders' elections, excess amounts electing the Combined Option will be allocated ratably to the Cash Option together with any principal amount of Existing Debt electing the Par Option. Any principal amounts of Existing Debt electing the Cash Option that exceed US$ 131 million will be prorated and reallocated to the Combined Option and the Par Option, in accordance with the APE. The allocation will be conducted after giving effect to any elections made in accordance with decisions of and orders by the Argentine and U.S. courts. The Existing Debt of any holders that fail to make an election will be allocated ratably the new securities or cash, as the case may be, that remain after giving effect to the allocation described above.

NOTE 8—SHAREHOLDERS' CAPITAL

As a result of the incorporation of the equity of Plataforma Digital S.A., effective from January 1, 2001 (Note 1 (b)), the capital stock of Multicanal, as the absorbing company, was increased by Ps. 867,810, from Ps. 365,953,227 to Ps. 366,821,037, by the issue of 867,810 non-endorsable, registered, ordinary Class A shares of Ps. 1 par value with five votes per share, which were delivered to Grupo Clarín S.A. in exchange for the shares held by it in Plataforma Digital S.A. On November 4, 2004, the Superintendency of Corporations registered the fifth merger and on November 26, 2004 the resulting capital increase.

The dissolution of Multicanal Holding LLC was registered with the Secretary of State of the State of Delaware on June 2, 2003, and its shareholders contributed to Grupo Clarín S.A. the shares Multicanal Holding LLC held in the Company, as a result of which Grupo Clarín S.A. increased its participation in the Company.

Furthermore, on August 8, 2003, the Shareholders' Meeting of the Company resolved to increase the corporate capital by Ps. 4,814,066, through the capitalization of all irrevocable contributions recognized. Thus, the capital was increased to Ps. 371,635,103 through the issuance of 2,629,140 ordinary registered non-endorsable Class A shares with a par value of Ps. 1 each and entitled to five votes per share, delivered to Grupo Clarín S.A., and 2,184,926 ordinary registered non-endorsable Class B shares with a par value of Ps. 1 each and entitled to one vote per share, of which 654,438 correspond to Grupo Clarín S.A. and 1,530,488, to Arte Gráfico Editorial Argentino S.A. The Superintendency of Corporations approved the registration of the capital increase on February 15, 2005.

As mentioned in Note 14, on May 7, 2004 the shareholders of the Company decided to increase the capital stock through the contribution to be made by the controlling shareholder, Grupo Clarín S.A., amounting to US$ 15,000,000 and the capitalization of the financial debt offered, subject to confirmation of the judgment approving the APE and compliance with the procedures contemplated therein.

As a result, the shares of the Company are currently held as follows:

	Number of shares
Shareholder					% Holding
	Class A	Class B	Total
Grupo Clarín S.A.	202,963,617	50,521,104	253,484,721	(1)	68.21
Arte Gráfico Editorial Argentino S.A.	—	118,150,382	118,150,382		31.79

Total	202,963,617	168,671,486	371,635,103		100.00

(1)
Of this holding, 40,094,948 ordinary Class A shares and 22,238,385 ordinary Class B shares are pledged in favor of Telefónica de Contenidos S.A. Unipersonal.

At December 31, 2004 the losses recorded by the Company use up more than 50% of the capital stock and 100% of reserves. Management anticipates that this situation will be corrected once the financial debt restructuring process undertaken by the Company has been concluded, in which case it will not be necessary to make an obligatory capital reduction as established by Section 206 of the Corporations Law.

NOTE 9—COMMITMENTS AND CONTINGENCIES

(a) Acquisition and sale of cable systems

(i)
Acquisition of cable systems in Paraguay

On December 12, 1997, the Company entered into two agreements for the acquisition of 14 cable systems (13 in Paraguay and one in Clorinda, Argentina). The closing of the transaction was scheduled for November 15, 1997, which was subject to the seller's compliance with certain conditions, including obtaining various regulatory approvals from the government of Paraguay, which were ultimately not obtained. The Company made an advance payment of US$ 2.3 million on account of the total price, and the seller issued a promissory note for US$ 2.3 million and pledged the shares of some of the Paraguayan companies in the Company's favor as security if the seller failed to meet the closing conditions.

As a result of the seller's failure to meet the closing conditions, the final agreement was not signed. The Company demanded payment on the US$ 2.3 million promissory note, but the seller initiated an action under the December

12, 1997 agreement for damages and/or specific performance before the Paraguayan courts and obtained a preliminary injunction. This measure prevented the Company from collecting on the amount of the promissory note. The Company asked the intervening judge to demand payment of court fees on the amount of the contract from the plaintiff, after the court accepted the petition and suspended the procedural terms. In light of the plaintiff's failure to pay the required court fees, the Company asked the court to lift the preliminary injunction and to dismiss the action. Although the court did not dismiss the action, it did lift the preliminary injunction restricting the Company's ability to demand payment on the US$ 2.3 million promissory note, a ruling that was confirmed by the Court of Appeals on Civil and Commercial Matters. The case was returned to the original court, where the Company will try to enforce the promissory note. The Company cannot assure that following the lifting of the preliminary injunction it will be able to collect the amount due on the promissory note. A provision has been recorded for this investment.

(ii)    Tres Arroyos Televisora Color S.A. trusts

On September 7, 2001, a Trust Agreement was signed under which the minority shareholders transferred all of their equity interests in Tres Arroyos Televisora Color S.A., representing 38.58% of the stock capital, in favor of the trustee, Mr. José María Sáenz Valiente (h). The Company was appointed the trust beneficiary so that the stock in trust is gradually transferred to it provided it pays Ps. 42,876 per month to the trustee over a 10-year period. The trust will be revoked if the Company were to fail to pay the consecutive monthly installments.

Additionally, on the same date, a beneficial interest on the mentioned shares, was set up in favor of the Company, for the earlier of 10 years or the Trust life.

As of December 31, 2004, the trustee transferred 3,241 shares to the Company under the Trust Agreement. The participations after the transfer are as follows: the Company owns 17,981 shares representing 74.92% of the capital stock and Fideicomiso Tres Arroyos Televisora Color S.A. owns 6,019 shares representing 25.08% of the capital stock.

(iii)    Acquisition of Telemás S.A. Renegotiation of payment of the price balance

On May 2, 1997, through its wholly-owned subsidiary Adesol S.A., the Company acquired 75% of Telemás S.A., a company that provides programming and management services to UHF systems and another seven cable operators in Uruguay. On July 15, 1999 the Company established that Adesol S.A. would acquire the remaining 25% of Telemás S.A. and agreed to pay US$ 12.4 million in six semi-annual installments, the first four of which were paid on December 15, 1999, June 15 and December 15, 2000 and June 15, 2001 (payment corresponding to December 31, 2001 had been made in advance). The amount of the final installment due on June 15, 2002 was renegotiated, being payable in 24 installments from July 2002. In accordance with an addendum dated November 2002, the Company and Adesol S.A. partially renegotiated their financing obligations with maturities from October 2002 through March 2003, reducing the amount of the installments and adding a final installment corresponding to the difference. The restriction on the sale of Adesol S.A. and Telemás S.A. will continue to be in effect until those installments have been settled. On June 23, 2003, the Company and Adesol renegotiated the financing obligations that fell due from April 2003 through December 2003, the last installment having been paid on August 12, 2004. Consequently, no restriction applies to the Company regarding the sale of Adesol S.A. and Telemás S.A.

(iv)    Setting up of Hazen Limited.

On November 4, 2004 Hazen Limited, a wholly-owned subsidiary of Multicanal, was set up abroad.

(b) Operating licenses

Broadcasting licenses are granted for a 15-year term, renewable for an additional term of ten years. Applicable regulations establish that Comité Federal de Radiodifusión (Federal Broadcasting Committee or "COMFER") must grant an extension if it is verified that the licensee has complied with applicable regulations, the bidding terms and conditions and the obligations undertaken in its proposals during the original term of the license. Law No. 25,285, Ley de Radiodifusión (the "Broadcasting Law") does not allow subsequent renewals when the ten-year extension term elapses. As a result, once the ten-year extension term elapses the Company may be forced to apply for new licenses. However, pursuant to the terms of Decree No. 527/05, the expiration of broadcasting licenses in effect on May 24, 2005 has been suspended for a period of ten years. As a result of the Decree, such licenses continue to be valid during the 10-year suspension period and remain valid following the 10-year suspension period for the number of years that were remaining as of May 24, 2005. Decree No. 527/05 requires that broadcasting companies like Multicanal with licenses to which it would apply submit to COMFER within two years for its approval proposals that would make broadcasting time available for programming that contributes to the protection of the national culture and the education of the population. Notwithstanding the suspension, the provisions of the Broadcasting Law enabling COMFER to cancel licenses under certain circumstances remain in effect. As of the date to these consolidated financial statements, the Company has not yet submitted such proposals. The Company cannot assure that Decree No. 527/05 or its application will not be amended in the future or that COMFER will approve any proposals that it may submit.

The Company estimates that it will obtain all requested extensions of existing licenses. The extension of the licenses is subject to approval by COMFER. Although management considers that the risk that the Company will be unable to renew its licenses in the future remote, it cannot provide assurance that the Company will obtain any such extensions. Since cable TV is a service not requiring award through a public bidding process and licenses are granted directly, if COMFER verifies that during the 25-year term of the license the Company has complied with applicable laws, the bidding terms and conditions and obligations assumed in its proposals, it may award a new license.

(c) Pending approvals

The Company has applied for COMFER approval of several transactions, including the various corporate reorganizations in which several operating subsidiaries were merged into the Company, certain transfers and other acquisitions of cable television companies. In addition, the Company has requested that COMFER approve the elimination of certain headends. Although most of these approval petitions are pending, the Company expects to receive all such approvals in due course.

(d) Claims by COMFER

(i)    Administrative proceedings

The Company has sought participation in various installment plans in order to pay fines for breach of broadcasting regulations. As a result of those requests, the COMFER has assessed amounts totaling four hundred and seventy nine thousand, eight hundred and twenty nine pesos and fifty cents (Ps. 479,829.50), payable in their entirety through the granting of advertising seconds in favor of the Communications Media Secretariat of the Presidency of the Nation and the COMFER, which will be applied to the promotion of general interest campaigns conducted by the National State.

(ii)    Demand for payment from Vidycom S.A.

COMFER filed a claim whereby it demanded payment from Vidycom S.A. ("Vidycom"), a company absorbed by the Company in 1995, of all the differences in the Company's favor as a result of its participation in the tax exemption established by Resolution No. 393/93 and No. 790/93. The tax authorities based their rejection of the aforementioned tax exemption on the following grounds: (a) Vidycom was asked to make payment on several occasions but did not comply with COMFER's requirements; (b) no documentation supporting the investments committed by the Company was provided; and (c) no evidence was provided of the weather phenomenon which the previous shareholders had requested the tax exemption. The amount of the claim was determined by COMFER on

December 21, 1998 as Ps.332,533; this amount includes accrued interest. Appeals filed by the Company have been unsuccessful, and no further appeals may be filed. As defined by COMFER Resolution No. 1316/03, installment plans provide for payment of only 50% of the accrued interest. Therefore on May 17, 2005, the Company filed an installment plan for the amount of Ps.339,756. The actual amount owed is Ps.501,333.

(iii)    Demand for payment due to rejection of requests for exemption

COMFER issued various resolutions announcing the rejection of the request for exemptions filed under the terms of Resolution No. 393/93 to the holders of broadcasting licenses absorbed by the Company and to demand payment of sums due plus interest.

The Company considers that there are allegations of fact and questions of law in its favor that would require COMFER to review its position, but the Company cannot provide any assurance that the authorities will rule in favor of the Company.

(e)    Other regulatory aspects

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

Although the Company has been adapting its network, it has had difficulties making its network fully compliant as a result of the economic crisis in Argentina, the current lack of financial stability and the successive tax charges, which have forced the Company to apply its resources and income to ensuring the continuity of its business and greatly reduce its capital expenditures. On September 30, 2002 the Company requested suspension of the terms established by ordinance 48,899. The municipality of the City of Mar del Plata has granted an extension until December 2007 for the license holders to adapt their networks.

According to applicable regulations, 5% of the year's profit must be applied to the legal reserves until it equals 20% of Company capital stock.

(f)    Commitments to make contributions to Fintelco S.A.

Fintelco S.A. had shareholders' deficit as of November 30, 2004. Under the Argentine Commercial Companies Law, this could bring its dissolution, unless its capital is restored. On June 1, 2005 the government suspended the application of that provision until December 10, 2005 through Decree No. 540/05. The Company and Cablevisión S.A. each hold 50% of the equity of Fintelco S.A. and, in that proportion, the Company has undertaken to make the contributions required to pay the liabilities of Fintelco S.A. and of its subsidiaries when due.

(g)    Complaints against the Supercanal Group

The Company owns, directly and indirectly, a minority equity interest in Supercanal Holding S.A., an Argentine company that operates cable systems in the city of Mendoza and the northwestern and southern regions of Argentina, which, together with its subsidiaries, we refer to as the Supercanal Group. On March 26, 2000, the Supercanal Group initiated concurso preventivo proceedings. These proceedings were commenced pursuant to a decision taken by the board of directors of Supercanal Holding S.A. The decision of the board of directors was ratified at a shareholders' meeting held on April 26, 2000.

The terms of the Company's investment in the Supercanal Group is governed by a shareholders' agreement, as supplemented by a second shareholders' agreement, that provides the Company with a number of minority rights regarding corporate governance matters. The Company encountered significant obstacles in exercising the rights provided by the shareholders' agreement. Consequently, the Company commenced several judicial actions against Supercanal Holding S.A. seeking to annul several shareholders' resolutions adopted without the Company's consent and to obtain a judicial declaration of dissolution and liquidation of Supercanal Holding S.A. and the removal and replacement of the entire board of directors and the supervisory board with a court-appointed administrator.

On December 12, 2001, the Company was notified of the filing by Supercanal Holding S.A. of a claim for damages caused by the granting of a preliminary injunction requested by it. The Company had sought the injunction in connection with its action to declare null and void resolutions adopted in the extraordinary shareholders' meeting of Supercanal Holding S.A. on January 25, 2000 that reduced the capital stock of and increased the capital of Supercanal Holding S.A. The preliminary injunction was subsequently revoked. It has been claimed that the suspension of the implementation of the shareholders' resolution of the meeting held on January 25, 2000 resulted in the cessation of payments to Supercanal Holding S.A. The Company answered the complaint and rejected the liability attributed to it based on the fact that the cessation of payments had taken place before the date of the meeting, according to documentation provided by the plaintiff itself. Based on the record of the case, the Company considers that the filed claim should be rejected in its entirety, and the legal costs should be borne by the plaintiff. However, the Company cannot assure that the court will reject the claim or that it will be resolved in its favor.

The Company cannot guarantee that the outcome of any of the judicial actions initiated by it or by the Supercanal Group will be favorable to its interests, or that the Supercanal Group or its shareholders will not bring any other judicial actions against Multicanal.

(h)    Restrictions on the distribution of profits

As mentioned in Note 7, there are certain restrictions on the distribution of dividends by the Company due to the limitations and conditions contained in the APE.

NOTE 10—LONG-TERM INVESTMENTS

Investments carried under the equity method are as follows:

Company	Direct percentage participation in voting stock %	December 31, 2004	December 31, 2003
VER T.V. S.A.(1)	49.00	6,190,058	7,286,400
Fintelco S.A.	50.00	(10,870,137)	(14,875,850)

		(4,680,079)	(7,589,450)

(1)
At December 31, 2004 the retained earnings that represent undistributed earnings amount to Ps. 12,296,418.

NOTE 11—ANTITRUST CONSIDERATIONS

On August 24, 1998, the Interior Trade and Consumer Protection Bureau of the Province of Entre Ríos filed a complaint with the National Commission for the Defense of Competition ("CNDC"), CNDC alleging division of areas between the Company and its competitors. On May 4, 1999, Multicanal requested that the claim be rejected pursuant to Section 20 of the Competition Defense law. On June 24, 2004 the summary proceedings were concluded and notice was served under Section 23 of Law 22262.

On January 13, 1999, the CNDC notified the Company that a complaint had been filed by the Santa Fe Commerce Department alleging that VCC had engaged in anticompetitive practices in the city of Rosario, Province of Santa Fe prior to Multicanal's acquisition of this company. Although the Company has responded to the complaint, it cannot assure that the final decision will be favorable to it.

On February 18, 1999, the CNDC commenced a formal proceeding investigating an alleged price fixing agreement for soccer programs from 1995 onwards involving the Company, Cablevisión, VCC and other cable signal providers. The CNDC imposed fines on the companies involved. In Multicanal's case, the fine was for Ps. 352,859. The Company appealed the imposition of the fine on October 8, 2002. Although the Court of Appeals has revoked CNDC's decision imposing the fines, the Company cannot assure that the final outcome will be favorable to it. The Ministry of Economy has appealed the decision of the Court of Appeals, which appeal is currently pending before the Supreme Court of Justice.

On March 12, 1999, the owner of a cable television operating company in the city of Roldán, Province of Santa Fe, brought an action against Multicanal claiming anticompetitive practices in that city. On December 9, 2003 the preparatory stage of the case was concluded. The CNDC served notice under Section 23 of Law No. 22262 in relation to this case and initiated summary proceedings. Multicanal presented its answer to the complaint on January 28, 2004 and on October 22, 2004 the CNDC admitted part of the evidence offered by the Company.

In December 2001, September 2003 and November 2003 a cable television operator in Santa Fe and Corrientes, Gigacable S.A., filed three complaints against Multicanal for alleged division of markets with Cablevisión, uncompetitive practices, discriminatory pricing, and for having made presentations before various bodies which hindered Gigacable S.A. from obtaining administrative permits. Multicanal filed answers with the CNDC responding to the complaints. On December 9, 2004 Multicanal was notified of an injunction instructing it not to sell signal in the Gigacable area at a lower price than that charged in other areas. The Company has filed a claim against this measure.

The Domestic Trade and Consumer Protection Bureau of the Province of Entre Ríos filed a claim before the National Court of Appeals in relation to the division of areas between Multicanal (as succeeding company of Video Cable 6 S.A.) and its competitors. On May 4, 1999, the Company filed an explanatory brief. On February 4, 2005 the preliminary stage of the trial was concluded and notice was served under section 23 of Law No. 22262 to answer the claim and provide evidence.

On December 15, 2002 Arsenio Mendoza, from the city of Paraná, brought a claim before the Consumer Protection Bureau in Entre Ríos. The claim states that: i) Cable Video would carry out promotion activities in certain areas in which the plaintiff has not been included, ii) Cablevisión S.A. had expressed that it could not provide the service in the area of the plaintiff and iii) the contents of TV programs of Cable Video violate children's rights, as they are inappropriate for them. On August 15, 2003 the case entered the evidentiary stage and will be heard together with the Gigacable case.

NOTE 12—NOTIFICATION OF PETITIONS FOR BANKRUPTCY FILED AGAINST THE COMPANY

In the offer to restructure its financial debt (see Note 7) the Company calculated Existing Debt to be restructured in US dollars, to reflect more clearly the reduction of the debt and the exchange ratio for the new securities that would be issued if its restructuring transactions are consummated. The fact that its debt has been denominated in US dollars exclusively for such purposes does not mean that the Company has changed its position of considering those obligations to have been pesified, as this approach was taken only to achieve a rapid and effective conclusion to the negotiation of the APE, in order to obtain creditors' acceptance of the proposal without having to waive any valid rights. This approach, which does not address the definition of the scope of the Decree on Conversion to Pesos referred to above, has been the most appropriate one to overcome financial difficulties for the benefit of the Company, its creditors and the public in general, but should not be construed as a waiver by the Company of its right to sustain that its the debt incurred prior to the issuance of Decree No. 410/02 is subject to pesification.

In view of this, in the submission filed to request approval of the reorganization plan from the court, the Company reserved its right to file a motion for the pesification of all financial debts incurred in the issuance of outstanding negotiable obligations if the out-of-court reorganization plan were not to be approved and insolvency proceedings were to be filed against it.

Huff brought action against the Company in New York State courts on December 19, 2003, seeking, among other things, to enjoin the continuation of the APE proceedings in Argentina. On January 16, 2004, the Company's "Directorio", or Board of Directors, filed a petition under Section 304 of the U.S. Bankruptcy Code with the United States Bankruptcy Court for the Southern District of New York (the "U.S. Bankruptcy Court"), seeking to protect the Company's APE proceedings and to obtain recognition for the outcome of such proceedings in the United States. On January 28, 2004, two Huff-controlled entities and a Mr. Willard Alexander (together, the "Involuntary Petitioners") sought to initiate an involuntary proceeding under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court.

On January 30, 2004, the U.S. Bankruptcy Court entered an order allowing (a) the Company to take all actions to participate in, conduct, or take any action in furtherance of, its APE under the jurisdiction of the Buenos Aires Court to the fullest extent permitted under Argentine law; (b) any creditor, equity holder, party in interest or any other person, entity, court or governmental unit (including, without limitation, the Involuntary Petitioners) to take all actions to participate in, conduct, or take any action in furtherance of, its APE and its APE proceedings, to the fullest extent permitted under Argentine law; and (c) any creditor, equity holder, party in interest or any other person, entity, court or governmental unit (including, without limitation, the Involuntary Petitioners) to take all actions in the Buenos Aires Court (and any right to appeal any decision of such Argentine court) to oppose the APE or the APE proceedings to the fullest extent permitted under Argentine law.

The January 30, 2004 order of the U.S. Bankruptcy Court ensured that the filing by the Involuntary Petitioners did not interfere with participation by the creditors or any other person in the Company's APE proceedings. The order made clear that any person's or party's participation in the APE or the APE proceedings in Argentina was not prohibited or limited by application of the automatic stay provisions of the U.S. Bankruptcy Code.

On March 12, 2004, the U.S. Bankruptcy Court denied a motion to dismiss the Section 304 proceeding by Huff seeking a declaration that its rights as an alleged holder of Notes issued by us and placed, among other markets, in the United States, pursuant to indentures subject to the Trust Indenture Act of 1939 (the "TIA"), cannot, as a matter of law, be impaired by a foreign bankruptcy proceeding, and that for that reason the relief requested in the abovementioned Section 304 proceeding should be denied in the case of Multicanal S.A.

On August 27, 2004, the U.S. Bankruptcy Court rendered a preliminary decision in the Section 304 proceeding indicating its intention to grant the relief requested by the Company's Board of Directors and dismiss the involuntary petition. However, the decision called for additional proceedings with respect to two matters prior to Multicanal obtaining a final favorable decision in the United States, including with respect to the discriminatory effect identified by the U.S. Bankruptcy Court with respect to the U.S. retail holders that accepted its offer in 2003 arising from the fact that the only option available to U.S. retail holders under its APE solicitation in 2003 was the cash buy back option, which the U.S. Bankruptcy found to have less value than the other two options. After additional submissions by the Company's Board and Huff, on December 2, 2004, the U.S. Bankruptcy Court rendered a decision indicating that it would grant the definitive relief requested by the Board of Directors and dismissing the involuntary petition, subject to the implementation by us of a remedy that eliminated the discrimination found by the Bankruptcy Court to have affected the U.S. retail holders that elected the Cash Option on or prior to December 12, 2003. On January 6, 2005 the U.S. Bankruptcy Court entered an order granting the Section 304 petition and issuing a permanent injunction, subject to the condition that the Company implements a remedy to address the U.S. retail holder discrimination found by the U.S. Bankruptcy Court. The permanent injunction provides that the APE be recognized and enforced in the U.S. to the same extent that the APE is recognized and enforced in Argentina. The U.S. Bankruptcy Court's decision was appealed by Huff to the U.S. District Court for the Southern District of New York (the "U.S. District Court") in January 2005.

During a hearing held on March 30, 2005, the U.S. District Court indicated that there were two matters relating to the January 6, 2005 U.S. Bankruptcy Court order that required further consideration and proceedings. First, the U.S. District Court considered that it would finally affirm the Bankruptcy Court's January 6, 2005 order if it could establish that the means chosen by us to implement the remedy ordered by the Bankruptcy Court did not give rise to a violation of the registration requirements set forth in the Securities Act of 1933, as amended (the "Securities Act"). The Company had indicated its intention to accept the suggestion made by the U.S. Bankruptcy Court that the discrimination be cured by allowing the U.S. retail holders that accepted the Cash Option on or prior to December 12, 2003 to elect between the Cash Option, Par Option and the Combined Option and to treat such elections on equal footing with those made by other consenting creditors in December 2003 as well as with the no-voters and abstaining creditors contemplated in the order issued by the Buenos Aires Court. Huff argued that Multicanal could not implement the proposed cure as described in reliance on an exemption from registration of the new securities with the SEC. Second, the U.S. District Court also questioned whether or not further proceedings were necessary to determine whether the remedy the Company proposed in turn required further proceedings in Argentina. On April 5, 2005, the U.S. District Court entered an order agreeing with the U.S. Bankruptcy Court's dismissal of the involuntary petition filed against us, and the denial of Huff's claim regarding its alleged rights under the TIA but reserved judgment on the issues relating to the implementation of the proposed cure until May 31, 2005. In May 2005, additional submissions were filed with the U.S. District Court and a hearing was held on May 31, 2005 at which the U.S. District Court indicated its intention to affirm the Bankruptcy Court on many issues, but to remand the proceedings to the U.S. Bankruptcy Court instructing it to establish whether, as the Company argued, the proposed remedy to cure the U.S. retail holder discrimination (as well as the implementation of the election ordered by the Buenos Aires Court) could be legally effected in reliance on an exemption from registration under the Securities Act or, as Huff argued, registration with the SEC of the new securities to be issued to the creditors identified by both courts was required. In its order of May 16, 2005, the Buenos Aires Court ruled that the implementation of the remedy ordered by the U.S. Bankruptcy Court in the manner the Company had proposed did not require further proceedings in Argentina. In the course of the May 31 hearing, the U.S. District Court indicated that while it was not definitively ruling on the matters, and would not limit the Bankruptcy's Court's ability to review the matters, that its preliminary view did not concur with the Company's argument that an exemption under Section 3(a)(9) of the Securities Act was available to implement the cures as the Company had proposed, but that its preliminary view is that Section 3(a)(10) of the Securities Act may provide an exemption from registration with the SEC for the proposed offerings to implement the cure. The Company cannot assure that the Bankruptcy Court will concur with us that an exemption from registration under the Securities Act exists for the cure. As of the date of these consolidated financial statements, the U.S. District Court has not issued a decision and order remanding the Section 304 proceedings to the U.S. Bankruptcy Court.

In April 2005, Huff appealed the U.S. District Court's April 5, 2005 order to the United States Court of Appeals for the Second Circuit. Multicanal has moved to dismiss this appeal.

To date, the Company has sought final recognition of its APE in the United States on the understanding that it would be in the interest of its consenting creditors that it does so, and the Company is considering all alternatives reasonably available to it to obtain such recognition and consummate the transactions contemplated in its APE, after satisfying applicable court-imposed conditions, as early as practicable. Multicanal is, however, an Argentine corporation subject to the laws and regulations of Argentina and must ensure the viability of its operations bearing in mind the constraints imposed by Argentine law.

As of the date of these consolidated financial statements the Company has been served with process on 34 involuntary liquidation (quiebra) petitions in Argentina. Of those 34 petitions, one has been suspended and 33 have been dismissed by the Buenos Aires Court because Multicanal made deposits with the Buenos Aires Court to cover the petitioners' claims that were, in the view of the Buenos Aires Court, sufficient to disprove that Multicanal was unable to pay its debts as they fell due. One additional petition was filed but not served on Multicanal. This petition was suspended as a matter of Argentine law as the Company's APE obtained the requisite majorities and was confirmed. The Buenos Aires Court's decision dismissing the petitions has been affirmed by the Commercial Court of Appeals.

NOTE 13—ADMISSION TO THE PUBLIC OFFER REGIME

On May 7, 2004 a Shareholders' Extraordinary Meeting was held to adopt the decisions contemplated under the terms of the APE approved by the Argentine Court. The Shareholders' Extraordinary Meeting approved the increase in capital stock as a result of the contribution of US$ 15,000,000 to be made by the controlling shareholder Grupo Clarín S.A., under the terms of the trust agreement entered into with JPMorgan Chase Bank and the capitalization of the financial debt offered, as well as the overall amendment of the by-laws and admission of the Company to the public offering and share quotation regime. All these decisions were unanimously approved and are subject to the final approval of the ruling approving the proceedings and completion of the procedures contemplated in the ruling.

On July 19, 2004, based on the results of the Shareholders' Meeting, the Company's Board of Directors resolved to file the Company's request to enter the public offering system, on July 20, 2004 having begun the procedure at the National Securities Commission to obtain the prequalification for the acceptance of the capital stock and the listing of Class D shares to be created by the conversion of Class C shares to enter the public offering system, subject to confirmation of the APE and after carrying out the procedures established in the ruling approving the reorganization.

On September 28, 2004 the Company's Board of Directors approved the issuance of series "A" and "B" Negotiable Obligations in an amount of up to US$150,000,000 each, under the Global Negotiable Obligations Program for US$ 300,000,000, which shall be issued and delivered according to the APE, once the APE has been confirmed and cannot be appealed.

On September 29, 2004, the Company made presentations before the CNV, BCBA and MAE to obtain the necessary approval for the delivery of the Series "A" and "B" negotiable obligations.

NOTE 14—BALANCES AND OPERATIONS WITH RELATED COMPANIES

Below are the consolidated balances and operations of the Company with its related companies at December 31, 2004 and 2003.

Parent companies:

	12.31.2004		12.31.2003		12.31.2002
Item/Operation	Amount for the year	Debtor (creditor) balance	Amount for the year	Debtor (creditor) balance	Amount for the year
Receivables from parent companies	—	506,999	—	572,407	—
Payables to parent companies	—	(15,088)	—	(20,458)	—
Sales of advertising	292,506	—	227,868	—	571,270
Consultancy services	(722,835)	—	—	—	—
Purchase of advertising	(4,356,110)	—	(4,719,781)	—	(2,452,823)

Other related companies:

	12.31.2004		12.31.2003		12.31.2002
Item/Operation	Amount for the year	Debtor (creditor) balance	Amount for the year	Debtor (creditor) balance	Amount for the year
Trade receivables	—	4,992,935	—	2,530,246	—
Accounts payable	—	(10,128,186)	—	(27,373,697)	—
Sales of advertising	2,964,509	—	1,337,105	—	1,639,522
Other sales	2,245,695	—	857,984	—	773,095
Publishing of magazines	(6,227,337)	—	(5,183,126)	—	(12,367,190)
Programming services(1)	(69,844,926)	—	(70,206,512)	—	(70,413,697)
Advisory services(2)	(7,743,891)	—	(3,612,946)	—	(5,385,938)
Purchase of advertising	(4,216,352)	—	(498,759)	—	(823,144)
Other purchases	(2,226,170)	—	—	—	—

(1)    Includes programming services purchased by Multicanal from Tele Red Imagen S.A. ("TRISA") and Televisión Satelital Codificada ("TSC"), companies of the group in which Grupo Clarín S.A. holds 50% of the capital stock.
(2)    Fees for advice on administrative and financial, human resources, systems and purchases provided by Gestión Compartida S.A., a company wholly owned by Grupo Clarín S.A.

NOTE 15—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP

The consolidated financial statements have been prepared in accordance with Argentine GAAP, which differ in certain significant respects from US GAAP. The significant differences at December 31, 2004 and 2003 and for the three years in the period ended December 31, 2004 are reflected in the reconciliations provided in Note 16 and principally relate to the items discussed in the following paragraphs:

(a) Restatement of financial statements for general price-level changes

As indicated in Note 2.2, the National Executive Branch issued a decree establishing that the financial statements for periods ending as from March 1, 2003 should be stated in nominal currency. In April 2003, the CNV issued a resolution discontinuing inflation accounting as of March 1, 2003. As a result, the Company's consolidated financial statements include the effects of inflation until February 28, 2003. Comparative figures were also restated until that date. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represents a departure from Argentine GAAP.

The US GAAP reconciliation does not reverse the effects of the general price-level restatement included in the Argentine GAAP financial statements as permitted by the SEC.

(b) Foreign currency translation adjustment

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

(c) Business combination and goodwill

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

The Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets" in the year ended December 31, 2002. SFAS No. 142 states that goodwill is not amortized but rather is tested at least annually for possible impairment. Under Argentine GAAP, until December 31, 2002, amortization was calculated by the straight line method over twenty years as from the month of origin. As from January 1, 2003 goodwill is no longer amortized.

(d) Impairment of long-lived assets

Management reviews long-lived assets, primarily property and equipment to be held and used in the business, long-term investments and goodwill for the purposes of determining and measuring impairment. The Company recognized during the year ended December 31, 2002 an impairment of Ps. 315,044,680.

As a result of the adoption of SFAS No. 142, the Company tested goodwill for impairment. The steps taken are fully explained in Note 17 (g) and the reconciling difference for this item is presented in the quantitative reconciliation in Note 16. The impairment losses at the beginning of the year ended December 31, 2002 are presented as a cumulative effect of a change in an accounting principle in the quantitative reconciliation in Note 16.

(e) Organizational and preoperating costs

Under Argentine GAAP, organizational and preoperating costs may be deferred and amortized over the estimated period of benefit. Under US GAAP, such costs are generally charged to operations. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 16.

(f) Income taxes

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

Under Argentine GAAP, the realization of deferred income tax assets depends on the generation of future taxable income when temporary differences would be deductible. Accordingly, the Company has considered the reversal of the deferred income tax liabilities, tax planning and taxable income projections based on its best estimates. Based on these projections, Multicanal has recorded as of December 31, 2004 a valuation allowance against the deferred taxes assets considered non-recoverable. Also, as indicated in Note 2.5.(l), the Company is subject to minimum notional income tax. Under Argentine GAAP, the Company considered the ultimate realization of the credit relating to the minimum notional income tax to be more likely than not based on current projections and its legal expiration period of 10 years. As such, the Company deferred this amount as other non-current receivables in the balance sheet.

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

(g) Severance indemnities

As described in Note 2.5. (r), the Company expenses severance indemnities when paid or when they should have an impact on the results for the year because they represent a certain and quantified risk. Under Argentine law, the Company is required to pay a minimum severance indemnity based on years of service and age when an employee is dismissed without adequate justification. Under US GAAP, before the issuance of SFAS 146 "Accounting for Costs Associated with Exist or Disposal Activities", the Company applied the guidance of Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity" ("EITF 94-3"). As such, during fiscal year 2001 the Company reversed the severance provision recognized under Argentine GAAP as certain criteria specified by EITF 94-3 were not met.

(h) Equity in the gains of affiliated companies and investments in companies carried under equity method

For purposes of this reconciliation, the Company has assessed the impact of US GAAP adjustments on the Argentine GAAP financial statements of its equity investees. The significant differences that give rise to US GAAP adjustments on equity investees are as follows: (i) the application of SFAS No 109 "Deferred Income Taxes", (ii) the effects on depreciation of different bases for determination of the underlying net asset acquired, and (iii) foreign exchange differences (see Note 15 (j)).

(i) Interest capitalization

Before the adoption of the new technical pronouncements, Argentine GAAP allowed, but did not require, companies to capitalize interest on self-constructed assets. The Company did not capitalize interest on projects under construction of a short-term nature. Under US GAAP, the Company would be required to capitalize interest on the qualifying self-constructed assets. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 16.

(j) Foreign exchange differences

The Argentine Government declared as exchange holidays all business days between December 21, 2001 and December 31, 2001. On January 11, 2002, when the exchange market first opened, the exchange rate was Ps. 1 to US$ 1.4 (buying rate) and Ps. 1 to US$ 1.6 (selling rate). Under Argentine GAAP, the Company accounted for its foreign currency assets and liabilities at an exchange rate of Ps. 1 to US$ 1. Under US GAAP, the Company applied the guidance set forth in the EITF D-12 "Foreign Currency Translation—Selection of the Exchange Rate

When Trading is Temporarily Suspended", that states that when exchangeability between two currencies is temporarily lacking at the balance sheet date, the first subsequent rate at which exchange could be made shall be used. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 16.

(k) Transfer of financial assets

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

(l) Specific pronouncement for cable television companies

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

(m) Allowance for doubtful accounts

Under Argentine GAAP, the allowance is charged against revenues whereas under US GAAP the charge would be presented as an operating cost. As this difference has no effect on net income/(loss) or on shareholders' deficit, no reconciling adjustment is presented in the US GAAP reconciliation.

(n) Advances to suppliers

Under Argentine GAAP, funds advanced to suppliers are capitalized and included under Property and equipment prior to purchase and specifically identified as property or equipment items. Under US GAAP, these funds are accounted for as a deposit until the actual property or equipment procured by such funds has been purchased. Accordingly, such funds are generally classified as "Other assets".

However, due to the nature of such funds and their relative immateriality to the consolidated financial statements taken as a whole (Note 4), the quantitative difference between Argentine and US GAAP would be a reclassification from property and equipment to other assets and, accordingly, it does not affect the reconciliation of net loss and shareholders' equity in Note 16.

(o) Other income and expenses

Under Argentine GAAP certain expenses are included in Other non-operating (expenses) income, net (see Note 3 (k)). Under US GAAP, these items are classified as operating expenses.

However, the quantitative difference between Argentine and US GAAP would be a reclassification from "Other non-operating (expenses) income, net" to "Direct operating expenses", "General and administrative expenses", "Selling and marketing expenses" or "Other operating expenses", as appropriate, and, accordingly, it does not affect the reconciliation of net income (loss) and shareholders' deficit summarized in Note 16.

NOTE 16—RECONCILIATION OF NET (LOSS) INCOME AND SHAREHOLDERS' EQUITY TO US GAAP

The following is a summary of the significant adjustments to net (loss) income for the three years in the period ended December 31, 2004 and shareholders' equity for the years ended December 31, 2004 and 2003, which would be required if the financial statements had been prepared in accordance with US GAAP instead of Argentine GAAP.

	Years ended December 31,
	2004	2003	2002
Net (loss) income in accordance with Argentine GAAP	(130,924,264)	61,551,447	(689,928,139)
US GAAP adjustments—income (expense)
Foreign currency translation adjustment (Note 15 (b))	9,042,236	455,703	(8,442,118)
Amortization of goodwill (Note 15 (c))	—	—	112,253,135
Depreciation of property and equipment (Note 15 (c))	(4,410,357)	(8,122,418)	(6,849,821)
Impairment adjustment (Note 15 (d))	—	—	8,053,849
Organizational and preoperating costs—Amortization (Note 15 (e))	1,883,285	1,883,284	1,971,417
Deferred income taxes (Note 15 (f))	224,101,337	10,456,130	(298,723,032)
Severance indemnities (Note 15 (g))	—	—	(866,630)
Equity in the earnings (losses) of affiliated companies (Note 15 (h))	255,174	2,963,749	(720,354)
Interest capitalization—Depreciation (Note 15 (i))	(597,490)	(597,491)	(413,449)
Foreign exchange differences (Note 15 (j))	—	—	1,009,260,697
Transfer of financial assets (Note 15 (k))	—	324,778,329	—
Hook up revenues (Note 15 (l))	(2,294,448)	(1,661,342)	—
Minority interest in above reconciling items	(2,332,230)	(5,564,088)	6,048,103

Income before cumulative effect of accounting change	94,723,243	386,143,303	131,643,658
Cumulative effect of accounting change	—	—	(184,835,961)

Net income (loss) in accordance with US GAAP	94,723,243	386,143,303	(53,192,303)

Income per share before cumulative effect of accounting change	0.25	1.04	0.35
Loss per share on cumulative effect of accounting change	—	—	(0.50)
Basic and diluted earning (loss) per share in accordance with US GAAP	0.25	1.04	(0.14)
Weighted average number of shares	371,635,103	371,635,103	371,635,103

	At December 31,
	2004	2003
Shareholders' equity in accordance with Argentine GAAP	51,731,778	182,656,042
US GAAP adjustments—increase (decrease)
Foreign currency translation adjustment (Note 15 (b))	(2,444,276)	3,330,360
Goodwill, net (Note 15 (c))	101,180,181	101,180,181
Depreciation of property and equipment (Note 15(d))	(79,401,168)	(74,990,811)
Impairment adjustment (Note 15(d))	(99,196,589)	(99,196,589)
Organizational and preoperating costs—Original value (Note 15(e))	(9,259,476)	(9,259,476)
Organizational and preoperating costs—Accumulated amortization (Note 15(e))	5,649,853	3,766,568
Deferred income taxes (Note 15(f))	(142,470,569)	(366,571,906)
Investments in companies carried under equity method (Note 15(h))	(1,167,694)	(1,422,868)
Interest capitalization—Original value (Note 15(j))	5,974,908	5,974,908
Interest capitalization—Accumulated depreciation (Note 15(j))	(1,859,443)	(1,261,953)
Hook up revenues (Note 15(l))	(3,955,790)	(1,661,342)
Minority interest in above reconciling items	3,256,794	5,589,024

Shareholders' deficit in accordance with US GAAP	(171,961,491)	(251,867,862)

Changes in Shareholders' deficit under US GAAP are as follows:

	Years ended December 31,
	2004	2003
Shareholders' deficit at the beginning of the year in accordance with US GAAP	(251,867,862)	(640,885,821)
Foreign currency translation adjustment (Note 17(f))	(14,816,872)	2,874,656
Net income for the year in accordance with US GAAP	94,723,243	386,143,303

Shareholders' deficit at the end of the year in accordance with US GAAP	(171,961,491)	(251,867,862)

NOTE 17—OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS

(a) Income taxes

The Company's deferred income taxes under US GAAP are comprised as follows:

	Years ended December 31,
	2004	2003
Deferred tax assets
Tax loss carryforwards	470,971,461	390,978,026
Allowance for doubtful accounts and others	8,085,918	7,403,788
Provision for lawsuits and others	5,856,391	6,598,894
Provision for obsolescence of materials	3,862,204	3,862,204
Deferred tax loss	36,239,201	54,358,801
Other temporary differences	2,443,851	1,705,496
Less: Valuation allowance	(167,337,488)	(392,704,753)

	360,121,538	72,202,456

Deferred tax liabilities
Difference between tax and accounting basis of property and equipment	(61,384,184)	(77,845,018)
Prepaid expenses	(7,889,548)	(9,087,146)

	(69,273,732)	(86,932,164)

Net deferred tax assets (liabilities)	290,847,806	(14,729,708)

Of the outstanding balance at December 31, 2004 and 2003, Ps. 8,085,918 and Ps. 7,403,788, respectively are current.

The tax loss carryforwards at December 31, 2004 expire as follows:

Expiry date
2005	64,171,669
2006	1,012,509
2007	1,040,900,296
2008	596,648
2009	238,951,623

Total	1,345,632,745

Valuation allowances are provided against future deferred tax benefits to the extent their realization is unlikely.

The changes in the carrying amount of the valuation allowance for the year ended December 31, 2004, are as follows:

Balance as of January 1, 2004	(392,704,753)
Decrease	225,367,265

Balance as of December 31, 2004	(167,337,488)

The provision for income taxes computed in accordance with US GAAP differs from that computed at the statutory tax rate, as follows:

	Years ended December 31,
	2004	2003	2002
Income tax expense (benefit) at statutory tax rate on pretax income in accordance with US GAAP	(70,958,941)	128,666,287	(463,378)
Permanent differences
Decrease in valuation allowance	(225,367,265)	(203,759,078)	(32,431,220)
Result on dissolution/sale of investees	—	54,592,655	—
Impairment adjustment	—	—	172,139,377
Effect of inflation adjustment	—	(1,841,678)	(93,317,802)
Other	(1,136,867)	3,816,474	5,941,389

Income tax (benefit) expense in accordance with US GAAP	(297,463,073)	(18,525,340)	51,868,366

The company income tax charges are comprised as follows:

	Years ended December 31,
	2004	2003	2002
Current tax	8,114,441	6,112,900	4,968,474
Deferred tax	(305,577,514)	(24,638,240)	46,899,892

Total	(297,463,073)	(18,525,340)	51,868,366

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

  —
  The fair value of certain financial assets carried at cost, including cash, short-term investments, trade receivables, receivables from related parties and other assets is considered to approximate their respective carrying value.

  —
  The fair value of accounts payable and accrued liabilities, taxes payable, debt with related parties, payroll and social security and other liabilities is considered to approximate their respective carrying value.

  —
  The fair values of bank and financial debt are based on quoted market prices or, where quoted prices are not available, on the present value of future cash flows discounted at estimated borrowing rates for similar debt instruments.

  —
  The fair values of acquisition related debt are based on the present value of future cash flows discounted at estimated borrowing rates for similar debt instruments.

The estimated fair values of financial instruments are as follows:

	Years ended December 31,
	2004		2003
	Carrying amounts	Fair Value	Carrying amounts	Fair Value
Financial assets
Cash and banks	182,064,389	182,064,389	187,475,744	187,475,744
Short-term investments	51,193,257	51,193,257	450,952	450,952
Trade receivables	18,989,354	18,989,354	15,527,882	15,527,882
Receivables from related parties	13,093,359	13,093,359	12,016,311	12,016,311
Other	85,760,020	85,760,020	74,030,488	74,030,488
Financial liabilities
Accounts payable and accrued liabilities	76,947,228	76,947,228	96,041,540	96,041,540
Bank and financial debt	2,208,884,313	979,338,902	1,964,059,823	912,259,352
Acquisition related debt	414,948	414,948	8,259,130	7,817,313
Taxes payable	17,454,760	17,454,760	17,563,617	17,563,617
Debt with related parties	15,088	15,088	20,458	20,458
Payroll and social security	12,121,948	12,121,948	11,643,677	11,643,677
Other	17,922,249	17,922,249	22,475,650	22,475,650

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

(d)    Supplementary information on the statement of cash flows

	Years ended December 31,
	2004	2003	2002
Cash and cash equivalents include:
Cash	182,064,389	187,475,744	105,568,370
Short-term investments (original maturity < 90 days)	51,193,257	450,952	1,455,602

	233,257,646	187,926,696	107,023,972

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

	Years ended December 31,
	2004	2003	2002
Net cash provided by operating activities	94,844,503	117,300,554	212,109,079
Net cash used in investment activities	(38,945,987)	(24,914,911)	(12,370,176)
Net cash used in financing activities	(12,521,650)	(3,441,330)	(257,629,410)
Effect of inflation accounting	—	(792,806)	(27,777,924)
Effect of exchange rate changes	1,954,084	(7,248,783)	4,339,560

Net increase (decrease) in cash and cash equivalents	45,330,950	80,902,724	(81,328,871)

(e) Aging of long-term bank and financial debt and non-current acquisition related debt under US GAAP

	Maturity in the year 2006	Total
Long-term bank and financial debt	239,753	239,753
Non-current acquisition related debt	100,633	100,633

	340,386	340,386

(f) Statement of consolidated comprehensive income (loss)

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

	Years ended December 31,
	2004	2003	2002
Net income (loss) in accordance with US GAAP	94,723,243	386,143,303	(53,192,303)

Other comprehensive (loss) income:
Foreign currency translation adjustments	(14,816,872)	2,874,656	(8,370,329)

Total other comprehensive (loss) income	(14,816,872)	2,874,656	(8,370,329)

Comprehensive income (loss)	79,906,371	389,017,959	(61,562,632)

The accumulated balances related to each component of other comprehensive income were as follows:

	December 31,
	2004	2003
Balance at the beginning of the year	10,279,644	7,404,988

Other comprehensive (loss) income:
Foreign currency translation adjustments	(14,816,872)	2,874,656

Total other comprehensive (loss) income	(14,816,872)	2,874,656

Balance at the end of the year	(4,537,228)	10,279,644

(g) Adoption of SFAS 142

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142. This statement change the accounting for goodwill and intangible assets.

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

(h) Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2004, 2003 and 2002, are as follows:

	Argentina	Foreign countries	Totals
Balance as of January 1, 2002	1,481,056,965	94,207,725	1,575,264,690
Effect of the adoption of SFAS No. 142	(153,827,375)	(31,008,587)	(184,835,962)
Translation adjustment	—	1,887,162	1,887,162
Impairment losses	(302,010,137)	—	(302,010,137)

Balance as of December 31, 2002	1,025,219,453	65,086,300	1,090,305,753
Translation adjustment	—	(685,965)	(685,965)

Balance as of December 31, 2003	1,025,219,453	64,400,335	1,089,619,788
Translation adjustment	—	7,836,819	7,836,819

Balance as of December 31, 2004	1,025,219,453	72,237,154	1,097,456,607

As a result of the Argentine economic crisis, operating profits and cash flows were lower than expected. In the year ended December 31, 2002 a goodwill impairment loss of Ps. 302,010,137 was recognized in the Argentine reporting unit. The fair value of that reporting unit was estimated using the expected present value of future cash flows.

(i) Amortization of intangible assets

Estimated amortization expense
For year ended December 31, 2005	3,496,762
For year ended December 31, 2006	3,496,762

Estimated amortization expense
For year ended December 31, 2007	3,496,762
For year ended December 31, 2008	3,496,762
For year ended December 31, 2009	2,905,578
(j)
Interest rate on short-term borrowings

	December 31,
	2004	2003	2002
Weighted average interest rate	10.2%	9.8%	8%

(k)
Corporate bonds

The amounts issued and outstanding of Corporate bonds as of December 31, 2004 are as follows

	December 31, 2004
	Issued	Outstanding
US$125 million 9.25% Notes due 2002	372,500,000	288,073,620
US$125 million 10.50% Notes due 2007	372,500,000	294,307,780
US$150 million Series C 10.50% Notes due 2018	447,000,000	112,107,600
US$175 million Series E Notes due 2009	521,500,000	389,789,960
US$144 million Series J Floating Rate Notes due 2003	429,120,000	429,120,000

	2,142,620,000	1,513,398,960

(l)
Information about segments and foreign operations under Argentine GAAP

Multicanal is in only one segment, cable television. The Company generates revenue from Argentina and from foreign countries (Paraguay and Uruguay). Accounting policies of the segments are the same as those described in the summary of significant accounting policies

	Argentina	Foreign countries	Totals
Year ended December 31, 2004
Revenues from external customers	489,361,842	67,216,850	556,578,692
Interest income	2,223,403	951,669	3,175,072
Interest expense	(208,337,066)	(1,084,655)	(209,421,721)
Depreciation and amortization	(111,802,099)	(4,735,081)	(116,537,180)
Equity in earnings of affiliated companies	1,790,353	—	1,790,353
Income tax benefit (expenses)	76,954,678	(3,592,942)	73,361,736
Segment profit	(154,545,178)	23,620,914	(130,924,264)
Segment assets	2,270,821,288	157,688,281	2,428,509,569
Expenditures for segment assets	(35,763,406)	(5,234,053)	(40,997,459)
Year ended December 31, 2003
Revenues from external customers	443,186,258	64,312,215	507,498,473
Interest income	1,270,068	930,539	2,200,607
Interest expense	(194,106,984)	(1,469,275)	(195,576,259)
Depreciation and amortization	(145,129,695)	(4,956,198)	(150,085,893)
Equity in earnings of affiliated companies	4,917,758	—	4,917,758
Income tax benefit (expenses)	8,967,592	(898,382)	8,069,210
Segment profit	52,684,652	8,866,795	61,551,447

	Argentina	Foreign countries	Totals
Segment assets	2,217,939,461	139,418,686	2,357,358,147
Expenditures for segment assets	(19,688,159)	(5,226,752)	(24,914,911)
Year ended December 31, 2002
Revenues from external customers	501,237,871	80,882,993	582,120,864
Interest income	237,712	336,827	574,539
Interest expense	(246,161,826)	(1,077,553)	(247,239,379)
Depreciation and amortization	(297,165,484)	(11,962,826)	(309,128,310)
Equity in earnings of affiliated companies	23,180,671	7,239	23,187,910
Income tax benefit (expenses)	248,085,596	(1,230,930)	246,854,666
Segment profit	(621,488,211)	(68,439,928)	(689,928,139)
Segment assets	2,224,672,207	168,634,993	2,393,307,200
Expenditures for segment assets	(8,940,483)	(3,429,693)	(12,370,176)

NOTE 18—IMPACT OF NEW ACCOUNTING STANDARDS NOT YET ADOPTED

In December 2004, the FASB issued Statement of Financial Accounting Standard No.153 (SFAS 153), which amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The Company expects that the full adoption of SFAS 153 will not have a material impact on its financial position or results of operations.

Exhibit

MULTICANAL S.A.

INFORMATION REQUIRED BY SECTION 64, SUB-SECTION b) OF LAW No, 19550
for the years ended December 31, 2004, 2003 and 2002
(Expressed in Argentine pesos)

				Total at December 31,
Caption	Direct operating expenses	General and administrative expenses	Selling and marketing expenses
				2004	2003	2002
Payroll and social security	42,358,744	10,482,997	16,316,833	69,158,574	60,340,128	86,068,836
Employees' dismissals	1,114,411	263,049	350,072	1,727,532	2,840,347	3,608,970
Taxes rates and contributions	9,704,552	3,917,179	12,363,913	25,985,644	21,324,798	25,364,324
Insurance	—	15,368	—	15,368	184,767	229,259
Programming rights	163,481,607	—	—	163,481,607	160,473,148	189,928,767
Printing and distribution of magazines	7,773,162	—	—	7,773,162	6,623,336	15,403,085
Fees and compensation for services	1,682,820	12,923,396	67,623	14,673,839	11,080,955	13,720,809
Commissions	1,767,396	15,354,584	976,716	18,098,696	18,068,769	21,353,805
Overhead	307,026	175,774	3,289	486,089	3,753,201	4,141,025
Personnel expenses	4,451,035	2,438,181	2,352,685	9,241,901	6,437,214	5,979,578
Building expenses	399,512	6,618,192	—	7,017,704	5,631,058	6,983,884
Vehicles expenses	106,055	3,614,534	203,077	3,923,666	2,989,421	3,150,730
Rentals	14,272,431	2,163,827	—	16,436,258	16,169,243	18,412,748
Security and surveillance	—	2,451,919	—	2,451,919	1,668,381	2,319,278
Representation and travel expenses	—	1,057,486	135,344	1,192,830	1,214,571	1,256,227
Office expenses	430,001	1,739,084	—	2,169,085	2,046,312	3,036,898
Publicity and advertising	—	—	13,183,566	13,183,566	8,867,823	10,988,903
Sundry	18,532,530	5,327,491	—	23,860,021	9,773,482	26,711,919

Total at December 31, 2004	266,381,282	68,543,061	45,953,118	380,877,461

Total at December 31, 2003	245,004,104	59,105,012	35,377,838		339,486,954

Total at December 31, 2002	312,181,488	84,664,191	41,813,366			438,659,045

QuickLinks

TABLE OF CONTENTS
Forward Looking Statements
  Item 1. Identity of Directors, Senior Management and Advisors.
  Item 2. Offer Statistics and Expected Timetable.
  Item 3. Key Information.
Selected Financial Data
Exchange Rates
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
  Item 16A. Audit Committee Financial Expert
  Item 16B. Code of Ethics
  Item 16C. Principal Accountant Fees and Services
  Item 16D. Exemptions from the Listing Standards for Audit Committees
  Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
  Item 17. Financial Statements
  Item 18. Financial Statements
  Item 19. Financial Statements and Exhibits
Signature
INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS MULTICANAL S.A.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
MULTICANAL S.A. CONSOLIDATED BALANCE SHEETS (At December 31, 2004 and 2003) (Expressed in Argentine pesos)
MULTICANAL S.A. CONSOLIDATED STATEMENT OF OPERATIONS (For the years ended December 31, 2004 and 2003) (Expressed in Argentine pesos)
MULTICANAL S.A. CONSOLIDATED STATEMENT OF CASH FLOWS (For the years ended December 31, 2004, 2003 and 2002) (Expressed in Argentine pesos)
MULTICANAL S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (For the years ended December 31, 2004 and comparatives) (Expressed in Argentine pesos)
  NOTE 1—BUSINESS AND FORMATION OF THE COMPANY
  NOTE 2—BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
  NOTE 3—ANALYSIS OF CERTAIN CONSOLIDATED BALANCE SHEET AND STATEMENT OF OPERATIONS ACCOUNTS
  NOTE 4—PROPERTY AND EQUIPMENT, NET
  NOTE 5—INTANGIBLE ASSETS, NET
  NOTE 6—ALLOWANCES AND CERTAIN PROVISIONS
  NOTE 7—BANK AND FINANCIAL DEBT
  NOTE 15—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP
  NOTE 16—RECONCILIATION OF NET (LOSS) INCOME AND SHAREHOLDERS' EQUITY TO US GAAP
  NOTE 17—OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS
  Exhibit
MULTICANAL S.A. INFORMATION REQUIRED BY SECTION 64, SUB-SECTION b) OF LAW No, 19550 for the years ended December 31, 2004, 2003 and 2002 (Expressed in Argentine pesos)